QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on January 25, 2010

Registration No. 333-158211

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.
☒ POST-EFFECTIVE AMENDMENT NO. 2

ARES CAPITAL CORPORATION
(Exact Name of Registrant as Specified in Charter)

280 Park Avenue, 22nd Floor
Building East
New York, New York 10017
(Address of Principal Executive Offices)

Registrant's Telephone Number, including Area Code: (212) 750-7300

Joshua M. Bloomstein
Ares Capital Corporation
280 Park Avenue, 22nd Floor
Building East
New York, New York 10017
(212) 750-7300
(Name and Address of Agent for Service)

Copies of information to:

Monica J. Shilling
Proskauer Rose LLP
2049 Century Park East, 32nd Floor
Los Angeles, CA 90067-3206
(310) 557-2900

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒
when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐
This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐
This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is                   .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share(3)(4)
Preferred Stock, $0.001 par value per share(3)
Subscription Rights(3)
Warrants(5)
Debt Securities(6)
Total			$1,000,000,000(7)	$59,675
(1)
Estimated pursuant to Rule 457(o) solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement.

(2)
Prior to the initial filing of this registration statement, $600,000,000 aggregate principal amount of securities remained registered and unsold pursuant to Registration Statement No. 333-149139, which was initially filed by the Registrant on February 11, 2008. Pursuant to Rule 457(p), the entire fee of $22,320 required in connection with the initial registration of $400,000,000 aggregate principal amount of securities under this registration statement was offset against the $23,580 filing fee associated with the unsold securities registered under Registration Statement No. 333-149139, with $1,260 remaining. Pursuant to Rule 457(p), $1,260 of the fees required under this registration statement in connection with the registration of an additional $600,000,000 aggregate principal amount of securities is offset against the remaining $1,260 filing fee associated with the unsold securities registered under Registration Statement No. 333-149139 and an additional $36,095 is being paid in connection herewith.

(3)
Subject to Note 7 below, there is being registered hereunder an indeterminate number of shares of common stock or preferred stock, or subscription rights to purchase shares of common stock as may be sold, from time to time separately or as units in combination with other securities registered hereunder.

(4)
Includes such indeterminate number of shares of common stock as may, from time to time, be issued upon conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.

(5)
Subject to Note 7 below, there is being registered hereunder an indeterminate number of warrants as may be sold, from time to time separately or as units in combination with other securities registered hereunder, representing rights to purchase common stock, preferred stock or debt securities.

(6)
Subject to Note 7 below, there is being registered hereunder an indeterminate principal amount of debt securities as may be sold, from time to time separately or as units in combination with other securities registered hereunder. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $1,000,000,000.

(7)
In no event will the aggregate offering price of all securities issued from time to time pursuant to this registration statement exceed $1,000,000,000.

                  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 25, 2010

PROSPECTUS

$1,000,000,000

Common Stock
Preferred Stock
Debt Securities
Subscription Rights
Warrants

              Ares Capital Corporation is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. We have elected to be regulated as a business development company under the Investment Company Act of 1940. Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component. To a lesser extent, we also make equity investments.

              We are externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC, a global alternative asset manager and a Securities and Exchange Commission ("SEC") registered investment adviser with approximately $33 billion of total committed capital as of December 31, 2009. Ares Operations LLC, an affiliate of Ares Management LLC, provides the administrative services necessary for us to operate.

              Our common stock is traded on The NASDAQ Global Select Market under the symbol "ARCC." On January 22, 2010, the last reported sales price of our common stock on The NASDAQ Global Select Market was $12.77 per share. The net asset value per share of our common stock at September 30, 2009 (the last date prior to the date of this prospectus on which we determined net asset value) was $11.16.

              Investing in our securities involves risks that are described in the "Risk Factors" section beginning on page 26 of this prospectus, including the risk of leverage.

              We may offer, from time to time, in one or more offerings or series, up to $1,000,000,000 of our common stock, preferred stock, debt securities, subscription rights to purchase shares of our common stock or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, separately or as units comprised of any combination of the foregoing, which we refer to, collectively, as the "securities." The preferred stock, debt securities, subscription rights and warrants offered hereby may be convertible or exchangeable into shares of our common stock. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus. In the event we offer common stock, the offering price per share of our common stock less any underwriting commissions or discounts will generally not be less than the net asset value per share of our common stock at the time we make the offering. However, we may issue shares of our common stock pursuant to this prospectus at a price per share that is less than our net asset value per share (a) in connection with a rights offering to our existing stockholders, (b) with the prior approval of the majority of our common stockholders or (c) under such circumstances as the SEC may permit. This prospectus and the accompanying prospectus supplement concisely provide important information about us that you should know before investing in our securities. Please read this prospectus and the accompanying prospectus supplement before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information with the SEC. This information is available free of charge by calling us collect at (310) 201-4200 or on our website at www.arescapitalcorp.com. The SEC also maintains a website at www.sec.gov that contains such information.

              Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is                        , 2010.

              You should rely only on the information contained in this prospectus and the accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the accompanying prospectus supplement is accurate only as of the date on the front cover of this prospectus and the accompanying prospectus supplement, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date.

i

ABOUT THIS PROSPECTUS

              This prospectus is part of a registration statement that we have filed with the SEC, using the "shelf" registration process. Under the shelf registration process, we may offer, from time to time, up to $1,000,000,000 of our common stock, preferred stock, debt securities, subscription rights to purchase shares of our common stock or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, separately or as units comprised of any combination of the foregoing, on terms to be determined at the time of the offering. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. As of the date of this registration statement, we had offered $115,069,149 of the $1,000,000,000 of securities covered by this registration statement. Please carefully read this prospectus and the prospectus supplement together with any exhibits and the additional information described under the headings "Available Information" and "Risk Factors" before you make an investment decision.

ii

 PROSPECTUS SUMMARY

              This summary highlights some of the information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under "Risk Factors" and the other information included in this prospectus. Except where the context suggests otherwise, the terms "we," "us," "our," "the Company" and "Ares Capital" refer to Ares Capital Corporation and its consolidated subsidiaries; "Ares Capital Management" or "investment adviser" refers to Ares Capital Management LLC; "Ares Operations" refers to Ares Operations LLC; and "Ares" refers to Ares Partners Management Company LLC and its affiliated companies (other than portfolio companies of its affiliated funds), including Ares Management LLC, which we also refer to as "Ares Management."

              Other than as specifically set forth herein, information presented with respect to Ares Capital does not reflect the consummation of the Allied Acquisition (as defined below), and any investment decision you make should be made independent of the consummation of the Allied Acquisition. We cannot assure you that the Allied Acquisition will be consummated as scheduled, or at all. See "Pending Allied Acquisition" for a description of the terms of the Allied Acquisition, "Risk Factors—Risks Relating to Our Business—We may fail to consummate the Allied Acquisition" for a description of the risks associated with a failure to consummate the Allied Acquisition and "Risk Factors—Risks Relating to a Consummation of the Allied Acquisition" for a description of the risks that the combined company may face if the Allied Acquisition is consummated.

 THE COMPANY

              Ares Capital, a Maryland corporation, is a specialty finance company that is a closed-end, non-diversified management investment company. We have elected to be regulated as a business development company, or a "BDC," under the Investment Company Act of 1940, or the "Investment Company Act." We were founded on April 16, 2004, were initially funded on June 23, 2004 and completed our initial public offering on October 8, 2004. Ares Capital's investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in U.S. middle-market companies, where we believe the supply of primary capital is limited and the investment opportunities are most attractive. However, we may from time to time invest in larger companies. In this prospectus, we generally use the term "middle market" to refer to companies with annual EBITDA (earnings before interest, taxes, depreciation and amortization) of between $10 million and $250 million. As discussed in "Recent Developments" below, on October 26, 2009, we entered into a definitive agreement (the "Merger Agreement") under which we have agreed, subject to the satisfaction of certain closing conditions, to acquire Allied Capital Corporation ("Allied Capital") in an all stock transaction, which we refer to as the "Allied Acquisition." The Allied Acquisition will be completed in two parts: first, our wholly owned subsidiary, which we refer to as the "merger subsidiary," will merge with and into Allied Capital and second, Allied Capital will merge with and into Ares Capital, which we refer to as the "subsequent combination." We cannot assure you that the Allied Acquisition will be consummated as scheduled, or at all. See "Pending Allied Acquisition" for a description of the terms of the Allied Acquisition, "Risk Factors—Risks Relating to Our Business—We may fail to consummate the Allied Acquisition" for a description of the risks associated with a failure to consummate the Allied Acquisition and "Risk Factors—Risks Relating to a Consummation of the Allied Acquisition" for a description of the risks that the combined company may face if the Allied Acquisition is consummated.

              We invest primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component like warrants. First and second lien senior loans generally are senior debt instruments that rank ahead of subordinated debt of a given portfolio company. These loans also have the benefit of security interests on the assets of the portfolio company, which may rank ahead of or be junior to other security interests. Mezzanine debt is subordinated to senior loans and is generally unsecured. Our debt investments have ranged between $10 million and $100 million each, although the investment sizes may be more or less than the targeted range. Our investment sizes are expected to grow with our capital availability and, if completed, upon consummation of the Allied Acquisition. To a lesser extent, we also make equity investments. Each of our equity investments have generally been less than $20 million, but may grow with our capital availability and are usually made in conjunction with loans we make to these portfolio companies.

              The proportion of these investments will change over time given our views on, among other things, the economic and credit environment we are operating in. In connection with our investing activities, we may make commitments with respect to indebtedness or securities of a potential portfolio company substantially in excess of our final investment. In such situations, while we may initially agree to fund up to a certain dollar amount of an investment, we may syndicate a portion of such amount to third parties, such that we make a smaller investment than what was reflected in our original commitment.

              The first and second lien senior loans generally have stated terms of three to 10 years and the mezzanine debt investments generally have stated terms of up to 10 years, but the expected average life of such first and second lien loans and mezzanine debt is generally between three and seven years. However, we may invest in securities with any maturity or duration. The debt that we invest in typically is not initially rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than "Baa3" by Moody's Investors Service or lower than "BBB-" by Standard & Poor's). We may invest without limit in debt of any rating, as well as debt that has not been rated by any nationally recognized statistical rating organization.

              We believe that our investment adviser, Ares Capital Management, is able to leverage Ares' current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms to provide us with attractive investments. In addition to deal flow, the Ares investment platform assists our investment adviser in analyzing, structuring and monitoring investments. Ares has been in existence for more than 12 years and its senior principals have an average of over 20 years experience investing in senior loans, high yield bonds, mezzanine debt and private equity securities. The Company has access to the Ares staff of approximately 110 investment professionals and to over 150 administrative professionals employed by Ares who provide assistance in accounting, legal, compliance, operations, technology and investor relations.

              While our primary focus is to generate current income and capital appreciation through investments in first and second lien senior loans and mezzanine debt and, to a lesser extent, equity securities of eligible portfolio companies, we also may invest up to 30% of our portfolio in opportunistic investments of non-eligible portfolio companies. Specifically, as part of this 30% basket, we may invest in debt of middle-market companies located outside of the United States, in investment funds that are operating pursuant to certain exceptions to the Investment Company Act, in advisers to similar investment funds and in debt and equity of public companies that do not meet the definition of eligible portfolio companies because their market capitalization of publicly traded equity securities exceeds the levels provided for in the Investment Company Act. We expect that these public companies generally will have debt that may be non-investment grade. From time to time we may also invest in high yield bonds, which, depending on the issuer, may or may not be included in the 30% basket.

              In addition to making investments in the Ares Capital portfolio, our portfolio company, Ivy Hill Asset Management, L.P. ("IHAM"), manages three unconsolidated senior debt funds, Ivy Hill Middle Market Credit Fund, Ltd. ("Ivy Hill I"), Ivy Hill Middle Market Credit Fund II, Ltd. ("Ivy Hill II") and Ivy Hill Senior Debt Fund, L.P. and related vehicles ("Ivy Hill SDF" and, together with Ivy Hill I and Ivy Hill II, the "Ivy Hill Funds") and serves as the sub-adviser/sub-manager for four others: CoLTS 2005-1 Ltd., CoLTS 2005-2 Ltd. and CoLTS 2007-1 Ltd., or collectively, the "CoLTS Funds," and FirstLight Financial Corporation, or "FirstLight." As of December 31, 2009, IHAM had total committed capital under management of over $2.3 billion.

              We and GE Commercial Finance Investment Advisory Services LLC also co-manage an unconsolidated senior debt fund: the Senior Secured Loan Fund LLC (formerly known as the Unitranche Fund LLC), or the "SL Fund."

About Ares

              Founded in 1997, Ares is a global alternative asset manager and SEC registered investment adviser with approximately $33 billion of total committed capital and over 250 employees as of December 31, 2009.

              Ares specializes in originating and managing assets in both the leveraged finance and private equity markets. Ares' leveraged finance activities include the origination, acquisition and management of senior loans, high yield bonds, mezzanine debt and special situation investments. Ares' private equity activities focus on providing flexible, junior capital to middle-market companies. Ares has the ability to invest across a capital structure, from senior floating rate debt to common equity. This flexibility, combined with Ares' "buy and hold" philosophy, enables Ares to structure an investment to meet the specific needs of a company rather than the less flexible demands of the public markets.

              Ares is comprised of the following groups:

  •
  Private Debt Group. The Ares Private Debt Group manages the assets of Ares Capital and Ares' private debt middle market financing business in Europe, Ares Capital Europe ("ACE"). The Private Debt Group focuses primarily on non-syndicated first and second lien senior loans and mezzanine debt, which in some cases may include an equity component. The Private Debt Group also makes equity investments in private middle-market companies, usually in conjunction with loans.

  •
  Capital Markets Group. The Ares Capital Markets Group manages a variety of funds and investment vehicles that managed approximately $18 billion of committed capital as of December 31, 2009, focusing primarily on syndicated senior secured loans, high yield bonds, distressed debt, other liquid fixed income investments and other publicly traded debt securities.

  •
  Private Equity Group. The Ares Private Equity Group manages Ares Corporate Opportunities Fund L.P., Ares Corporate Opportunities Fund II, L.P. and Ares Corporate Opportunities Fund III, L.P. (collectively referred to as "ACOF"), which together managed approximately $6 billion of committed capital as of December 31, 2009. ACOF generally makes private equity investments in companies substantially larger than the private equity investments anticipated to be made by the Company. In particular, the Private Equity Group generally focuses on control-oriented equity investments in under-capitalized companies or companies with capital structure issues.

              Ares' senior principals have been working together as a group for many years and have an average of over 20 years of experience in leveraged finance, private equity, distressed debt, investment banking and capital markets. They are backed by a large team of highly disciplined professionals. Ares' rigorous investment approach is based upon an intensive, independent financial analysis, with a focus on preservation of capital, diversification and active portfolio management. These fundamentals underlie Ares' investment strategy and have resulted in large pension funds, banks, insurance companies, endowments and high net worth individuals investing in Ares' funds.

Ares Capital Management

              Ares Capital Management, our investment adviser, is served by a dedicated origination and transaction development team of approximately 34 investment professionals led by the partners of Ares Capital Management, Michael Arougheti, Eric Beckman, Kipp deVeer, Mitchell Goldstein and Michael Smith. Ares Capital Management leverages off of Ares' entire investment platform and benefits from the significant capital markets, trading and research expertise of all of Ares' investment professionals. Ares funds currently hold over 700 investments in over 30 different industries. Ares Capital Management's investment committee has nine members, including the partners of Ares Capital Management and Senior Partners of Ares' Capital Markets Group and Private Equity Group.

MARKET OPPORTUNITY

              We believe there are opportunities for us to invest in middle-market companies for the following reasons:

  •
  We believe that as of the date of this prospectus, the recent dislocation in the credit markets has resulted in reduced competition, a widening of interest spreads, increased fees and generally more conservative capital structures and deal terms. Although secondary loan prices have rebounded from historic lows, attractive opportunities to purchase debt in the secondary market continue to exist in certain situations.

  •
  We believe that many senior lenders have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital markets transactions. In addition, commercial and investment banks are severely limited in their ability to underwrite new financings as they seek to replenish their capital bases and reduce leverage, resulting in opportunities for alternative funding sources.

  •
  We believe there is increased demand among private middle-market companies for primary capital. Many middle market firms have faced increased difficulty raising debt in the capital markets, as commercial and investment banks are capital-constrained and largely unable to underwrite and syndicate bank loans and high yield securities, particularly for middle market issuers.

  •
  We believe there is a large pool of uninvested private equity capital for middle-market companies. We expect private equity firms will seek to leverage their investments by combining equity capital with senior secured loans and mezzanine debt from other sources.

  •
  We believe that as of the date of this prospectus, the recent economic downturn has resulted (and will continue to result) in defaults and covenant breaches by middle-market companies, which will require new junior capital to shore up liquidity or provide new capital through restructuring.

  •
  A high volume of senior secured and high yield debt was originated in the calendar years 2004 through 2007 and will come due in the near term and, accordingly, we believe that new financing opportunities will increase as many leveraged companies seek to refinance in the near term.

COMPETITIVE ADVANTAGES

              We believe that we have the following competitive advantages over other capital providers to middle-market companies:

Existing Investment Platform

              As of December 31, 2009, Ares managed approximately $33 billion of committed capital in the related asset classes of syndicated loans, high yield bonds, mezzanine debt and private equity. We believe Ares' current investment platform provides a competitive advantage in terms of access to origination and marketing activities and diligence for Ares Capital. Specifically, the Ares platform provides the Company an advantage through its deal flow generation and investment evaluation process. Ares Capital's asset management platform also provides additional market information, company knowledge and industry insight that benefits the investment and due diligence process. Ares'

professionals maintain extensive financial sponsor and intermediary relationships, which provide valuable insight and access to transactions and information.

Seasoned Management Team

              Ares' senior professionals have an average of over 20 years of experience in leveraged finance, including substantial experience in investing in leveraged loans, high yield bonds, mezzanine debt, distressed debt and private equity securities. Ares Capital Management's investment professionals and members of its investment committee also have significant experience investing across market cycles. As a result of Ares' extensive investment experience and the history of its seasoned management team, Ares has developed a strong reputation across U.S. and European capital markets. We believe that Ares' long history in the leveraged loan market and the extensive experience of the principals investing across market cycles provides Ares Capital Management with a competitive advantage in identifying, investing in, and managing a portfolio of investments in middle-market companies.

Experience and Focus on Middle-Market Companies

              Ares has historically focused on investments in middle-market companies and we benefit from this experience. In sourcing and analyzing deals, our investment adviser uses Ares' extensive network of relationships with intermediaries focused on middle-market companies to attract well-positioned prospective portfolio company investments. Our investment adviser works closely with the Ares investment professionals, who oversee a portfolio of investments in over 700 companies, and provide access to an extensive network of relationships and special insights into industry trends and the state of the capital markets.

Disciplined Investment Philosophy

              In making its investment decisions, our investment adviser has adopted Ares' long-standing, consistent credit-based investment approach that was developed over 18 years ago by its founders. Specifically, Ares Capital Management's investment philosophy, portfolio construction and portfolio management involve an assessment of the overall macroeconomic environment, financial markets and company-specific research and analysis. Its investment approach emphasizes capital preservation, low volatility and minimization of downside risk.

Extensive Industry Focus

              We concentrate our investing activities in industries with a history of predictable and dependable cash flows and in which the Ares investment professionals have had extensive investment experience. Since its inception in 1997, Ares investment professionals have invested in over 30 different industries. Ares investment professionals have developed long-term relationships with management teams and management consultants in these industries, and have accumulated substantial information concerning these industries and identified potential trends within these industries. The experience of Ares' investment professionals investing across these industries throughout various stages of the economic cycle provides our investment adviser with access to market insights and investment opportunities.

Flexible Transaction Structuring

              We are flexible in structuring investments, including the types of securities in which we invest and the terms associated with such investments. The principals of Ares have extensive experience in a wide variety of securities for leveraged companies with a diverse set of terms and conditions. We believe this approach and experience enables our investment adviser to identify attractive investment opportunities throughout the economic cycle and across a company's capital structure so we can make investments consistent with our stated investment objective and preserve principal while seeking appropriate risk adjusted returns. In addition, we have the ability to provide "one stop" financing with the ability to invest capital across the balance sheet and hold larger investments than many of our competitors. The ability to underwrite, syndicate and hold larger investments (a) increases flexibility, (b) may increase net fee income and earnings through syndication, (c) broadens market relationships and deal flow and (d) allows us to optimize our portfolio composition. We believe that the ability to provide capital at every level provides a strong value proposition to middle market borrowers and our senior debt capabilities provide superior deal origination and relative value analysis capabilities compared to traditional "mezzanine only" lenders.

Broad Origination Strategy

              Our investment adviser focuses on self-originating most of our investments, by identifying a broad array of investment opportunities across multiple channels. It also leverages off of the extensive relationships of the broader Ares platform, including the relationships with portfolio companies held by funds managed by IHAM, to identify investment opportunities. We believe that this allows for asset selectivity and that there is a significant relationship between proprietary deal origination and credit performance. Our focus on generating proprietary deal flow and lead investing also gives us greater control over capital structure, deal terms, pricing and documentation and results in active portfolio management of investments. Moreover, by leading the investment process, our investment adviser is able to secure controlling positions in credit tranches providing additional control in investment outcomes. Our investment adviser also has originated substantial proprietary deal flow from middle market intermediaries, which often allows us to act as the sole or principal source of institutional junior capital to the borrower.

OPERATING AND REGULATORY STRUCTURE

              Our investment activities are managed by Ares Capital Management and supervised by our board of directors, a majority of whom are independent of Ares and its affiliates. Ares Capital Management is an investment adviser that is registered under the Investment Advisers Act of 1940, or the "Advisers Act." Under our amended and restated investment advisory and management agreement, referred to herein as our "investment advisory and management agreement," we have agreed to pay Ares Capital Management an annual base management fee based on our total assets, as defined under the Investment Company Act (other than cash and cash equivalents but including assets purchased with borrowed funds), and an incentive fee based on our performance. See "Management—Investment Advisory and Management Agreement."

              As a BDC, we are required to comply with certain regulatory requirements. While we are permitted to finance investments using debt, our ability to use debt is limited in certain significant respects. See "Regulation." We have elected to be treated for U.S. federal income tax purposes as a regulated investment company, or a "RIC," under Subchapter M of the Internal Revenue Code of 1986, or the "Code." See "Certain Material U.S. Federal Income Tax Considerations."

MARKET CONDITIONS

              Due to volatility in global markets, the availability of capital and access to capital markets has been limited over the last two years. We responded to recent constraints on raising new capital by pursuing other avenues of liquidity and growth, such as adjusting the pace of our investments, becoming more selective in evaluating investment opportunities, pursuing asset sales, developing our third-party asset management capabilities and/or recycling lower yielding investments. We also intend to continue pursuing opportunities to manage third-party funds. As the global liquidity situation and market conditions evolve, we will continue to monitor and adjust our approach to funding accordingly. However, given the unprecedented nature of the volatility in the global markets, there can be no assurances that these activities will be successful. While levels of market disruption and volatility appear to be improving, there can be no assurance that they will not worsen. If they do, we could face materially higher financing costs. Consequently, our operating strategy could be materially and adversely affected.

              Consistent with the depressed market conditions of the general economy, the stocks of BDCs as an industry have traded at near historic lows for over twelve months as a result of concerns over liquidity, credit quality, leverage restrictions and distribution requirements. As a result of the deterioration of the market, several of our peers are no longer active in the market and are winding down their investments, have defaulted on their indebtedness, have decreased their distributions to stockholders or have announced share repurchase programs. While market conditions have improved, we cannot assure you that the market pressures we face will not have a material adverse effect on our business, financial condition and results of operations.

              See "Risk Factors—Risks Relating to Our Business."

LIQUIDITY

              We are party to the Revolving Credit Facility (as defined herein) that provides for up to $690.0 million of borrowings (comprised of $615.0 million on a stand-alone basis and an additional $75.0 million in commitments contingent upon the closing of the Allied Acquisition) and up to $897.5 million prior to the closing of the Allied Acquisition, or $1.05 billion after the closing of the Allied Acquisition, if we exercise the "accordion" feature, expires on January 22, 2013.

              In addition, our wholly owned subsidiary Ares Capital CP (as defined herein) is party to the CP Funding Facility (as defined herein) that provides for up to $400.0 million of borrowings, and which expires on January 22, 2013 (with two one year extension options, subject to mutual consent). We use the term "Facilities" to refer to the Revolving Credit Facility and the CP Funding Facility. As of January 22, 2010, we had $315.3 million available for borrowing under our Facilities. As of January 22, 2010, we also had outstanding $273.8 million of CLO Notes (as defined herein) that mature on December 20, 2019. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources."

RISK FACTORS

              Investing in Ares Capital involves risks. The following is a summary of certain risks that you should carefully consider before investing in our securities. In addition, see "Risk Factors" beginning on page 25 for a more detailed discussion of the factors you should carefully consider before deciding to invest in our securities.

Risks Relating to Our Business

  •
  Capital markets have recently been in a period of disruption and instability. These market conditions have materially and adversely affected debt and equity capital markets in the United States, which has had, and may in the future have, a negative impact on our business and operations.

  •
  A failure on our part to maintain our status as a BDC would significantly reduce our operating flexibility.

  •
  We are dependent upon Ares Capital Management's key personnel for our future success and upon their access to Ares' investment professionals.

  •
  Our financial condition and results of operations depend on our ability to manage future growth effectively.

  •
  Our ability to grow depends on our ability to raise capital.

  •
  Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.

  •
  We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing with us.

  •
  In addition to regulatory requirements that restrict our ability to raise capital, the Facilities and the CLO Notes contain various covenants which, if not complied with, could accelerate repayment under the Facilities and the CLO Notes, thereby materially and adversely affecting our liquidity, financial condition and results of operations.

  •
  We operate in a highly competitive market for investment opportunities.

  •
  We may be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC.

  •
  We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income.

  •
  We may in the future determine to fund a portion of our investments with preferred stock, which would magnify the potential for gain or loss and the risks of investing in us in the same way as our borrowings.

  •
  We are exposed to risks associated with changes in interest rates.

  •
  Many of our portfolio investments are not publicly traded and, as a result, there is uncertainty as to the value of our portfolio investments.

  •
  The lack of liquidity in our investments may adversely affect our business.

  •
  We may experience fluctuations in our quarterly results.

  •
  There are significant potential conflicts of interest that could impact our investment returns.

  •
  Our investment adviser's liability is limited under the investment advisory and management agreement, and we are required to indemnify our investment adviser against certain liabilities, which may lead our investment adviser to act in a riskier manner on our behalf than it would when acting for its own account.

  •
  We may be obligated to pay our investment adviser incentive compensation even if we incur a loss.

  •
  Changes in laws or regulations governing our operations, or changes in the interpretation thereof, and any failure by us to comply with laws or regulations governing our operations may adversely affect our business.

  •
  We may not replicate Ares' historical success and our ability to enter into transactions with Ares and our other affiliates is restricted.

  •
  We may fail to consummate the Allied Acquisition.

Risks Relating to Our Investments

  •
  Price declines and illiquidity in the corporate debt markets have adversely affected, and may in the future adversely affect, the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

  •
  Economic recessions or downturns could impair our portfolio companies and harm our operating results.

  •
  Investments in privately held middle-market companies involve significant risks.

  •
  Our debt investments may be risky, and we could lose all or part of our investment.

  •
  Investments in equity securities involve a substantial degree of risk.

  •
  There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

  •
  Our portfolio companies may incur debt or issue equity securities that rank equally with, or senior to, our investments in such companies.

  •
  When we are a debt or minority equity investor in a portfolio company, we may not be in a position to exert influence on the entity, and management of the company may make decisions that could decrease the value of our portfolio holdings.

  •
  Our portfolio companies may be highly leveraged.

  •
  Our investment adviser's incentive fee may induce Ares Capital Management to make certain investments, including speculative investments.

  •
  Our investments in foreign debt may involve significant risks in addition to the risks inherent in U.S. investments. We may expose ourselves to risks if we engage in hedging transactions.

  •
  We may initially invest a portion of the net proceeds of offerings pursuant to this prospectus primarily in high-quality short-term investments, which will generate lower rates of return than those expected from the interest generated on first and second lien loans and mezzanine debt.

Risks Relating to a Consummation of the Allied Acquisition

  •
  Consummation of the Allied Acquisition will cause immediate dilution to our stockholders' voting interests in us and may cause immediate dilution to the net asset value per share of our common stock.

  •
  We may be unable to realize the benefits anticipated by the Allied Acquisition, including estimated cost savings and synergies, or it may take longer than anticipated to achieve such benefits.

  •
  Our inability to obtain rating agency confirmation and the third party consents of financing providers to us and Allied Capital necessary to complete the transaction could delay or prevent the completion of the Allied Acquisition.

  •
  The Allied Acquisition or subsequent combination may trigger certain "change of control" provisions and other restrictions in certain of our and Allied Capital's contracts and the failure to obtain any required consents or waivers could adversely impact the combined company.

  •
  Several lawsuits have been filed against Allied Capital, members of Allied Capital's board of directors, us and the merger subsidiary challenging the Allied Acquisition. An adverse ruling in any such lawsuit may prevent the Allied Acquisition from becoming effective within the expected timeframe, or at all. If the Allied Acquisition is consummated, these lawsuits and other legal proceedings could have a material impact on the results of operations, cash flows or financial condition of the combined company.

  •
  If the Allied Acquisition does not close, we won't benefit from the expenses incurred in its pursuit.

  •
  Termination of the Merger Agreement could negatively impact us.

  •
  Under certain circumstances, we and Allied Capital are obligated to pay each other a termination fee upon termination of the Merger Agreement.

  •
  The market price of our common stock after the Allied Acquisition may be affected by factors different from those affecting our common stock currently.

Risks Relating to Offerings Pursuant to this Prospectus

  •
  Our shares of common stock have recently traded at a discount from net asset value and may do so again in the future, which could limit our ability to raise additional equity capital.

  •
  There is a risk that investors in our equity securities may not receive dividends or that our dividends may not grow over time and that investors in our debt securities may not receive all of the interest income to which they are entitled.

  •
  Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

  •
  Investing in our securities may involve an above average degree of risk.

  •
  The market price of our common stock may fluctuate significantly.

  •
  The net asset value per share of our common stock may be diluted if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or securities to subscribe for or convertible into shares of our common stock.

  •
  Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares.

  •
  Investors in offerings of our common stock will likely incur immediate dilution upon the closing of such offering.

  •
  Our stockholders will experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.

  •
  You may receive shares of our common stock as dividends, which could result in adverse tax consequences to you.

  •
  Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

  •
  The trading market or market value of our publicly issued debt securities may fluctuate.

  •
  Terms relating to redemption may materially adversely affect your return on any debt securities that we may issue.

  •
  Our credit ratings may not reflect all risks of an investment in our debt securities.

RECENT DEVELOPMENTS

Allied Acquisition

              On October 26, 2009, we entered into a definitive agreement to acquire Allied Capital in an all stock transaction valued at $862 million, or approximately $4.61 per Allied Capital share as of January 20, 2010. The boards of directors of both companies have each unanimously approved the Allied Acquisition.

              Allied Capital is an internally managed BDC. Allied Capital invests in primarily private middle-market companies in a variety of industries through long-term debt and equity capital instruments.

              While there can be no assurances as to the exact timing, or that the Allied Acquisition will be completed at all, we are working to complete the Allied Acquisition in the first quarter of 2010. The consummation of the Allied Acquisition is subject to certain conditions, including, among others, Allied Capital stockholder approval, Ares Capital stockholder approval, required regulatory approvals

(including expiration of the waiting period under the Hart-Scott-Rodino Act Antitrust Improvements Act of 1976, as amended, or the "HSR Act," the early termination of which was granted on December 1, 2009), receipt of certain Ares Capital and Allied Capital lender consents and other customary closing conditions.

              We cannot assure you that the Allied Acquisition will be consummated as scheduled, or at all. See "Pending Allied Acquisition" for a more detailed description of the terms of the Allied Acquisition, "Risk Factors—Risks Relating to Our Business—We may fail to consummate the Allied Acquisition" for a description of the risks associated with a failure to consummate the Allied Acquisition and "Risk Factors—Risks Relating to a Consummation of the Allied Acquisition" for a description of the risks that the combined company may face if the Allied Acquisition is consummated.

Unitranche Fund Acquisition

              In a separate transaction, on October 30, 2009, we completed our acquisition of Allied Capital's interests in the SL Fund for $165 million in cash. The SL Fund was formed in December 2007 to invest in "unitranche" loans of middle-market companies and has approximately $3.6 billion of committed capital, approximately $900 million in aggregate principal amount of which is currently funded. Of the $2.7 billion of unfunded committed capital, approximately $350 million would be funded by us. Since our acquisition of the SL Fund we have made one investment of $11.6 million. Our investment entitles us to a coupon of LIBOR plus 8.0% and certain other sourcing and management fees. In addition, since we invest in the substantial majority of the subordinated certificates in the SL Fund, our underlying investment also entitles us to a substantial portion of the excess cash flows from the loan portfolio.

Ivy Hill SDF Acquisition

              On December 29, 2009, we made an incremental investment in IHAM to facilitate its acquisition of Allied Capital's management rights in respect of, and interests in, the Allied Capital Senior Debt Fund (now referred to as "Ivy Hill SDF"), for approximately $33 million in cash. Ivy Hill SDF currently has approximately $294 million of committed capital invested primarily in first lien loans and to a lesser extent, second lien loans of middle-market companies. IHAM manages Ivy Hill SDF and receives fee income and potential equity distributions in respect of interests that it acquired in Ivy Hill SDF.

Revolving Credit Facility

              On January 22, 2010, we entered into an agreement to amend and restate our senior secured revolving credit facility (the "Revolving Credit Facility"). The amendment and restatement of the Revolving Credit Facility, among other things, increased the size of the facility from $525 million to $690 million (comprised of $615 million in commitments on a stand-alone basis and an additional $75 million in commitments contingent upon the closing of the Allied Acquisition), extended the maturity date to January 22, 2013 and modified pricing. Subject to certain exceptions, pricing under our prior revolving credit facility was based on LIBOR plus 1.00% or on an "alternate base rate" (which was the highest of a prime rate, the federal funds rate plus 0.50%, or one month LIBOR plus 1.00%). Subject to certain exceptions, pricing under the Revolving Credit Facility is based on LIBOR plus an applicable spread of between 2.50% and 4.00% or on the "alternate base rate" plus an applicable spread of between 1.50% and 3.00%, in each case based on a pricing grid depending on our credit rating. The effective LIBOR spread under the Revolving Credit Facility on January 22, 2010 was 3.00%. The Revolving Credit Facility is secured by substantially all of our assets (subject to certain exceptions, including investments held by certain of our subsidiaries).

              The Revolving Credit Facility includes an "accordion" feature that allows us, under certain circumstances, to increase the size of the Revolving Credit Facility to a maximum of $897.5 million prior to the closing of the Allied Acquisition, and up to a maximum of $1.05 billion upon the closing of the Allied Acquisition.

Amendment to CP Funding Facility

              On January 22, 2010, we combined our existing $225 million amortizing Ares Capital CP Funding LLC facility (the "CP Funding Facility") with our existing $200 million revolving CP Funding II LLC facility (together, the "CP Funding Facilities"), both with Wachovia Bank, National Association, into a single $400 million revolving securitized facility. In connection with the combination, we entered into an Amended and Restated Purchase and Sale Agreement with Ares Capital CP Funding Holdings LLC, our wholly owned subsidiary ("CP Holdings"), pursuant to which we will sell to CP Holdings certain loans that we have originated or acquired, or will originate or acquire (the "Loans") from time to time, which Loans CP Holdings will subsequently sell to Ares Capital CP Funding LLC, a wholly owned subsidiary of CP Holdings ("Ares Capital CP"). The CP Funding Facility is secured by all of the assets held by Ares Capital CP and the membership interest in CP Holdings.

              The combined CP Funding Facility, among other things, extends the maturity date to January 22, 2013 (with two one-year extension options, subject to mutual consent). Subject to certain exceptions, the interest charged on the CP Funding Facility is based on LIBOR plus an applicable spread of between 2.25% and 3.75% or on a "base rate" (which is the higher of a prime rate, or the federal funds rate plus 0.50%) plus an applicable spread of between 1.25% to 2.75%, in each case, based on a pricing grid depending upon our credit rating. The effective LIBOR spread under the CP Funding Facility on January 22, 2010 was 2.75%.

Other Investment Activity

              As of January 15, 2010, we made $381.8 million of investments (including agreements to fund revolving credit facilities or delayed draw loans) since September 30, 2009. Of these investments, approximately 27% were made in first lien senior secured debt, 62% in senior subordinated debt and 11% in equity/other securities. Of these investments, 26% bear interest at floating rates with a weighted average stated rate of LIBOR plus 11% and 65% bear interest at fixed rates with a weighted average stated rate of 16.6%. As of January 15, 2010, we exited $423.9 million of investments since September 30, 2009. Of these investments, approximately 31% were first lien senior secured debt, 18% were second lien senior secured debt, 48% were senior subordinated debt and 3% were equity securities. Of these investments, 43% bear interest at floating rates with a weighted average stated rate of LIBOR plus 7% and 47% bear interest at fixed rates with a weighted average stated rate of 12%.

              In addition, as of January 21, 2010, we had an investment backlog and pipeline of $137.7 million and $214.9 million, respectively. We expect to syndicate a portion of these investments and commitments to third parties. The consummation of any of the investments in this backlog and pipeline depends upon, among other things: satisfactory completion of our due diligence investigation of the prospective portfolio company, our acceptance of the terms and structure of such investment and the execution and delivery of satisfactory transaction documentation. We cannot assure you that we will make any of these investments or that we will syndicate any portion of our investments and commitments.

Other Acquisitions

              We believe that the dislocation in the credit markets has created compelling risk adjusted returns in both the primary and secondary markets. Further, the current dislocation and illiquidity in the credit markets has also increased the likelihood of further consolidation in our industry. To that end, over the past 12-18 months we have evaluated (and expect to continue to evaluate in the future) a number of potential strategic acquisition opportunities, including acquisitions of:

  •
  asset portfolios;

  •
  contracts to manage collateralized loan obligation, or CLO, vehicles and other investment vehicles;

  •
  other private and public finance companies or asset managers; and

  •
  selected secondary market assets.

              For example, in June 2009 our portfolio company IHAM completed the acquisition of contracts to sub-manage approximately $770 million of middle market loan assets in three CLO vehicles managed by affiliates of Wells Fargo & Company. IHAM also acquired certain equity interests in these three CLOs. On October 26, 2009, we entered into a definitive agreement to acquire Allied Capital in an all stock transaction valued at $648 million, or approximately $3.47 per Allied Capital share as of October 23, 2009. See "—Allied Acquisition." In addition, on October 30, 2009, we completed our acquisition of Allied Capital's interests in the SL Fund for $165 million in cash and on December 29, 2009, we made an incremental investment in IHAM to facilitate its acquisition of Allied Capital's management rights in respect of, and interests in, Ivy Hill SDF for approximately $33 million in cash. See "—Unitranche Fund Acquisition" and "—Ivy Hill SDF Acquisition."

              We have been and continue to be engaged in discussions with counterparties in respect of various potential strategic acquisition and investment transactions, including potential acquisitions of other finance companies. Some of these transactions could be material to our business and, if consummated, could be difficult to integrate, result in increased leverage or dilution and/or subject us to unexpected liabilities. However, none of these discussions has progressed to the point where the consummation of any such transaction could be deemed to be probable or reasonably certain as of the date of this prospectus. Consummation of any such transaction will be subject to completion of due diligence, finalization of key business and financial terms (including price) and negotiation of final definitive documentation as well as a number of other factors and conditions including, without limitation, the approval of our board of directors (after having determined that such transaction is in the best interest of our stockholders), any required third party consents and, in certain cases, the approval of our stockholders. We cannot predict how quickly the terms of any such transaction could be finalized, if at all. Accordingly, there can be no assurance that definitive documentation for any such transaction would be executed or even if executed, that any such transaction will be consummated. In connection with evaluating potential strategic acquisition and investment transactions, we have, and may in the future, incur significant expenses for the evaluation and due diligence investigation of these potential transactions.

OUR CORPORATE INFORMATION

              Our administrative offices are located at 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067, telephone number (310) 201-4200, and our executive offices are located at 280 Park Avenue, 22nd Floor, Building East, New York, New York 10017, telephone number (212) 750-7300.

 OFFERINGS

              We may offer, from time to time, up to $1,000,000,000 of our common stock, preferred stock, debt securities, subscription rights to purchase shares of our common stock or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, or units comprised of any combination of the foregoing, on terms to be determined at the time of the offering. We will offer our securities at prices and on terms to be set forth in one or more supplements to this prospectus. The offering price per share of our common stock, less any underwriting commissions or discounts, generally will not be less than the net asset value per share of our common stock at the time of an offering. However, we may issue shares of our common stock pursuant to this prospectus at a price per share that is less than our net asset value per share (a) in connection with a rights offering to our existing stockholders, (b) with the prior approval of the majority of our common stockholders or (c) under such other circumstances as the SEC may permit. Any such issuance of shares of our common stock below net asset value may be dilutive to the net asset value of our common stock. See "Risk Factors—Risks Relating to Offerings Pursuant to this Prospectus." As of the date of this registration statement, we had offered $115,069,149 of the $1,000,000,000 of securities covered by this registration statement.

              We may offer our securities directly to one or more purchasers, including existing stockholders in a rights offering, through agents that we designate from time to time or to or through underwriters or dealers. The prospectus supplement relating to each offering will identify any agents or underwriters involved in the sale of our securities, and will set forth any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See "Plan of Distribution." We may not sell any of our securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our securities.

              Set forth below is additional information regarding offerings of our securities:

Use of proceeds	Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from the sale of our securities for general corporate purposes, which includes among other things, (a) investing in portfolio companies in accordance with our investment objective and strategies and market conditions and (b) repaying indebtedness. Each supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering. See "Use of Proceeds."
Distributions

We intend to distribute quarterly dividends to our stockholders out of assets legally available for distribution. Our quarterly dividends, if any, will be determined by our board of directors. For more information, see "Price Range of Common Stock and Distributions."

Taxation

We have elected to be treated for U.S. federal income tax purposes as a RIC. As a RIC, we generally will not pay corporate-level U.S. federal income taxes on any income and gain that we distribute to our stockholders as dividends on a timely basis. Among other things, in order to maintain our RIC status, we must meet specified income source and asset diversification requirements and distribute annually generally an amount equal to at least 90% of our investment company taxable income, out of assets legally available for distribution. See "Risk Factors—Risks Relating to Our Business—We may be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC" and "Price Range of Common Stock and Distributions."

Dividend reinvestment plan

We have a dividend reinvestment plan for our stockholders. This is an "opt out" dividend reinvestment plan. As a result, if we declare a cash dividend, then stockholders' dividends will be automatically reinvested in additional shares of our common stock, unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash. Stockholders whose cash dividends are reinvested in additional shares of our common stock will be subject to the same U.S. federal, state and local tax consequences as stockholders who elect to receive their dividends in cash. See "Dividend Reinvestment Plan."

The NASDAQ Global Select Market symbol	"ARCC"
Anti-takeover provisions

Our board of directors is divided into three classes of directors serving staggered three-year terms. This structure is intended to provide us with a greater likelihood of continuity of management, which may be necessary for us to realize the full value of our investments. A staggered board of directors also may serve to deter hostile takeovers or proxy contests, as may certain other measures adopted by us. See "Description of Our Capital Stock."

Leverage

We borrow funds to make additional investments. We use this practice, which is known as "leverage," to attempt to increase returns to our common stockholders, but it involves significant risks. See "Risk Factors," "Senior Securities" and "Regulation—Indebtedness and Senior Securities." With certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the Investment Company Act, equals at least 200% after such borrowing. The amount of leverage that we employ at any particular time will depend on our investment adviser's and our board of directors' assessments of market and other factors at the time of any proposed borrowing.

Management arrangements

Ares Capital Management serves as our investment adviser. Ares Operations serves as our administrator. For a description of Ares Capital Management, Ares Operations, Ares and our contractual arrangements with these companies, see "Management—Investment Advisory and Management Agreement," and "—Administration Agreement."

Available information

We are required to file periodic reports, proxy statements and other information with the SEC. This information is available free of charge by calling us collect at (310) 201-4200 or on our website at www.arescapitalcorp.com. The SEC also maintains a website at www.sec.gov that contains this information.

 FEES AND EXPENSES

              The following table is intended to assist you in understanding the costs and expenses that an investor in our common stock will bear directly or indirectly, based on the assumptions set forth below. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid or to be paid by "you," "us," "the Company" or "Ares Capital," or that "we" will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Ares Capital.

Stockholder transaction expenses (as a percentage of offering price):
Sales load paid by us	—	(1)
Offering expenses borne by us	—	(2)
Dividend reinvestment plan expenses	None	(3)

Total stockholder transaction expenses paid by us	—	(4)

Estimated annual expenses (as a percentage of consolidated net assets attributable to common stock)(5):
Management fees	2.53	%(6)
Incentive fees payable under investment advisory and management agreement (20% of realized capital gains and 20% of pre-incentive fee net investment income, subject to certain limitations)	2.61	%(7)
Interest payments on borrowed funds	2.04	%(8)
Other expenses	1.70	%(9)
Acquired fund fees and expenses	0.03	%(10)

Total annual expenses (estimated)	8.91	%(11)

(1)
In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load. Purchases of shares of our common stock on the secondary market are not subject to sales charges, but may be subject to brokerage commissions or other charges. The table does not include any sales load (underwriting discount or commission) that stockholders may have paid in connection with their purchase of shares of our common stock.

(2)
The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3)
The expenses of the dividend reinvestment plan are included in "other expenses."

(4)
The related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price.

(5)
"Consolidated net assets attributable to common stock" equals net assets at September 30, 2009.

(6)
Our management fee is currently 1.5% of our total assets other than cash and cash equivalents (which includes assets purchased with borrowed amounts). For the purposes of this table, we have assumed that we maintain no cash or cash equivalents and that the management fee will remain at 1.5% as set forth in our current investment advisory and management agreement. We may from time to time decide it is appropriate to change the terms of the agreement. Under the Investment Company Act, any material change to our investment advisory and management agreement must be submitted to stockholders for approval. The 2.53% reflected on the table is calculated on our net assets (rather than our total assets). See "Management—Investment Advisory and Management Agreement."

(7)
This item represents our investment adviser's incentive fees based on annualizing actual amounts earned on our pre-incentive fee net income for the nine months ended September 30, 2009 and assumes that the incentive fees earned for the nine months ended September 30, 2009 will be based on the actual realized capital gains as of September 30, 2009, computed net of realized capital losses and unrealized capital depreciation. It also assumes that this fee will remain constant although it is based on our performance and will not be paid unless we achieve certain goals. We expect to invest or otherwise utilize all of the net proceeds from securities registered under the registration statement of which this prospectus is a part pursuant to a particular prospectus supplement within three months of the date of the offering pursuant to such prospectus supplement and may have capital gains and interest income that could result in the payment of an incentive fee to our investment adviser in the first year after completion of offerings pursuant to this prospectus. Since our inception, the average quarterly incentive fee payable to our investment adviser has been approximately 0.56% of our weighted net assets (2.24% on an annualized basis). For more detailed information about incentive fees previously incurred by us, please see Note 3 to our consolidated financial statements for the period ended September 30, 2009.

The incentive fee consists of two parts:

The first, payable quarterly in arrears, equals 20% of our pre-incentive fee net investment income (including interest that is accrued but not yet received in cash), subject to a 2.00% quarterly (8% annualized) hurdle rate and a "catch-up" provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, our investment adviser receives no incentive fee until our net investment income equals the hurdle rate of 2.00% but then receives, as a "catch-up," 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.50%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.50% in any calendar quarter, our investment adviser will receive 20% of our pre-incentive fee net investment income as if a hurdle rate did not apply.

The second part, payable annually in arrears, equals 20% of our realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

We will defer cash payment of any incentive fee otherwise earned by our investment adviser if, during the most recent four full calendar quarter period ending on or prior to the date such payment is to be made, the sum of (a) our aggregate distributions to our stockholders and (b) our change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) is less than 8.0% of our net assets at the beginning of such period. These calculations will be adjusted for any share issuances or repurchases.

See "Management—Investment Advisory and Management Agreement."

(8)
"Interest payments on borrowed funds" represents an estimate of our annualized interest expenses based on actual interest and credit facility expenses incurred for the nine months ended September 30, 2009. During the nine months ended September 30, 2009, our average borrowings were $865 million and cash paid for interest expense was $15.1 million. We had outstanding borrowings of $767.9 million at September 30, 2009. This item is based on our assumption that our borrowings and interest costs after an offering will remain similar to those prior to such offering. The prospectus supplement related to the offering of any debt securities pursuant to this prospectus will calculate this item based on the effects of our borrowings and interest costs after the issuance of such debt securities. The amount of leverage that we employ at any particular time will depend on, among other things, our board of directors' and our investment adviser's assessment of market and other factors at the time of any proposed borrowing. See "Risk

  Factors—Risks Relating to Our Business—We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing with us."

(9)
Includes our overhead expenses, including payments under the administration agreement (as defined herein) based on our allocable portion of overhead and other expenses incurred by Ares Operations in performing its obligations under the administration agreement. Such expenses are estimated based on annualized "Other expenses" for the nine months ended September 30, 2009. See "Management—Administration Agreement." The holders of shares of our common stock (and not the holders of our debt securities or preferred stock, if any) indirectly bear the cost associated with our annual expenses.

(10)
The Company's stockholders indirectly bear the expenses of underlying investment companies in which the Company invests. This amount includes the fees and expenses of investment companies in which the Company is invested as of September 30, 2009. Certain of these investment companies are subject to management fees, which generally range from 1% to 2.5% of total net assets, or incentive fees, which generally range between 15% to 25% of net profits. When applicable, fees and expenses are based on historic fees and expenses for the investment companies. For those investment companies with little or no operating history, fees and expenses are based on expected fees and expenses stated in the investment companies' offering memorandum, private placement memorandum or other similar communication without giving effect to any performance. Future fees and expenses for these investment companies may be substantially higher or lower because certain fees and expenses are based on the performance of the investment companies, which may fluctuate over time. The amount of the Company's average net assets used in calculating this percentage was based on average net assets of $1.1 billion for the nine months ended September 30, 2009.

(11)
"Total annual expenses" as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage and increase our total assets. The SEC requires that the "Total annual expenses" percentage be calculated as a percentage of net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period), rather than the total assets, including assets that have been funded with borrowed monies.

  Example

                The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that we would have no additional leverage, that none of our assets are cash or cash equivalents, and that our annual operating expenses would remain at the levels set forth in the table above. Transaction expenses are not included in the following example. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return(1)	$65	$191	$314	$605

(1)
The above illustration assumes that we will not realize any capital gains computed net of all realized capital losses and unrealized capital depreciation. The expenses you would pay, based on a $1,000 investment and assuming a 5% annual return resulting entirely from net realized capital gains (and therefore subject to the capital gain incentive fee), and otherwise making the same assumptions in the example above, would be: 1 year, $75; 3 years, $220; 5 years, $359; and 10 years, $683. However, cash payment of the capital incentive fee would be deferred if, during the most recent four full calendar quarter period ending on or prior to the date the payment set forth in the example is to be made, the sum of (a) our aggregate distributions to our stockholders and (b) our change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) was less than 8.0% of our net assets at the beginning of such period (as adjusted for any share issuances or repurchases).

              The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the investment advisory and management agreement, which, assuming a 5% annual return, would either not be payable or have an insignificant impact on the expense amounts shown above, is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if our board of directors authorizes and we declare a cash dividend, participants in our dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the valuation date for the dividend. See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

              This example and the expenses in the table above should not be considered a representation of our future expenses as actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

 SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA OF ARES CAPITAL

              The following selected financial and other data for the years ended December 31, 2008, 2007, 2006 and 2005, and for the period from June 23, 2004 (inception) through December 31, 2004 are derived from our consolidated financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm whose report thereon is included elsewhere in this prospectus. The selected financial and other data for the nine months ended September 30, 2009 and other quarterly financial information is derived from our unaudited financial statements, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results of such interim periods. Interim results as of and for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009. The data should be read in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Senior Securities," which are included elsewhere in this prospectus.

ARES CAPITAL CORPORATION AND SUBSIDIARIES
SELECTED FINANCIAL DATA
As of and For the Nine Months Ended September 30, 2009, As of and For the Years Ended December 31, 2008, 2007, 2006 and 2005 and As of and For the Period June 23, 2004 (inception)
Through December 31, 2004
(dollar amounts in thousands, except per share data and as otherwise indicated)

	As of and For the Nine Months Ended September 30, 2009	As of and For the Year Ended December 31, 2008	As of and For the Year Ended December 31, 2007	As of and For the Year Ended December 31, 2006	As of and For the Year Ended December 31, 2005	As of and For the Period June 23, 2004 (inception) Through December 31, 2004
Total Investment Income	$176,008	$240,461	$188,874	$120,020	$41,851	$4,381
Net Realized and Unrealized Gains (Losses) on Investments, Foreign Currencies and Extinguishment of Debt	38,009	(266,447)	(4,117)	13,064	14,727	475
Total Expenses	80,391	113,221	94,751	58,458	14,569	1,666

Income Tax Expense (Benefit), Including Excise Tax	563	248	(826)	4,931	158	—

Net Increase (Decrease) in Stockholders' Equity Resulting from Operations	$133,063	$(139,455)	$90,832	$69,695	$41,851	$3,190

Per Share Data:
Net Increase (Decrease) in Stockholder's Equity Resulting from Operations:
Basic(1):	$1.34	$(1.56)	$1.34	$1.58	$1.75	$0.28
Diluted(1):	$1.34	$(1.56)	$1.34	$1.58	$1.75	$0.28
Cash Dividend Declared:	$1.12	$1.68	$1.66	$1.64	$1.30	$0.30
Total Assets	$2,065,081	$2,091,333	$1,829,405	$1,347,991	$613,645	$220,456
Total Debt	$767,871	$908,786	$681,528	$482,000	$18,000	$55,500
Total Stockholders' Equity	$1,222,591	$1,094,879	$1,124,550	$789,433	$569,612	$159,708
Other Data:
Number of Portfolio Companies at Period End(2)	94	91	78	60	38	20
Principal Amount of Investments Purchased(3)	220,141	$925,945	$1,251,300	$1,087,507	$504,299	$234,102
Principal Amount of Investments Sold and Repayments(4)	271,786	$485,270	$718,695	$430,021	$108,415	$52,272
Total Return Based on Market Value(5)	91.94%	(45.25)%	(14.76)%	29.12%	(10.60)%	31.53%
Total Return Based on Net Asset Value(6)	12.02%	(11.17)%	8.98%	10.73%	12.04%	(1.80)%
Weighted Average Yield of Debt and Income Producing Equity Securities at Fair Value(7):	12.53%	12.79%	11.68%	11.95%	11.25%	12.36%
Weighted Average Yield of Debt and Income Producing Equity Securities at Amortized Cost(7):	11.70%	11.73%	11.64%	11.63%	11.40%	12.25%

(1)
In accordance with Accounting Standards Codification, or "ASC," 260 (formerly Statement of Financial Accounting Standards No. 128, Earnings Per Share), the weighted average shares of common stock outstanding used in computing basic and diluted earnings per common share have been adjusted retroactively by a factor of 1.02% to recognize the bonus element associated with rights to acquire shares of common stock that we issued to stockholders of record as of March 24, 2008 in connection with a rights offering.

(2)
Includes commitments to portfolio companies for which funding has yet to occur.

(3)
The information presented for the period June 23, 2004 (inception) through December 31, 2004 includes $140.8 million of the assets purchased from Royal Bank of Canada and excludes $9.7 million of publicly traded fixed income securities.

(4)
The information presented for the period June 23, 2004 (inception) through December 31, 2004 excludes $9.7 million of publicly traded fixed income securities.

(5)
Total return based on market value for the nine months ended September 30, 2009 equals the increase of the ending market value at September 30, 2009 of $11.02 per share over the ending market value at December 31, 2008 of $6.33 per share, plus the declared dividends of $1.12 per share for the nine months ended September 30, 2009, divided by the market value at December 31, 2008. Total return based on market value for the year ended December 31, 2008 equals the decrease of the ending market value at December 31, 2008 of $6.33 per share over the ending market value at December 31, 2007 of $14.63 per share, plus the declared dividends of $1.68 per share for the year ended December 31, 2008, divided by the market value at December 31, 2007. Total return based on market value for the year ended December 31, 2007 equals the decrease of the ending market value at December 31, 2007 of $14.63 per share over the ending market value at December 31, 2006 of $19.11 per share, plus the declared dividends of $1.66 per share for the year ended December 31, 2007, divided by the market value at December 31, 2006. Total return based on market value for the year ended December 31, 2006 equals the increase of the ending market value at December 31, 2006 of $19.11 per share over the ending market value at December 31, 2005 of $16.07 per share, plus the declared dividends of $1.64 per share for the year ended December 31, 2006, divided by the market value at December 31, 2005. Total return based on market value for the year ended December 31, 2005 equals the decrease of the ending market value at December 31, 2005 of $16.07 per share over the ending market value at December 31, 2004 of $19.43 per share, plus the declared dividends of $1.30 per share for the year ended December 31, 2005, divided by the market value at December 31, 2004. Total return based on market value for the period June 23, 2004 (inception) through December 31, 2004 equals the increase of the ending market value at December 31, 2004 of $19.43 per share over the offering price of $15.00 per share plus the declared dividend of $0.30 per share (includes return of capital of $0.01 per share) for holders of record on December 27, 2004, divided by the offering price. Total return based on market value is not annualized. The Company's shares fluctuate in value. The Company's performance changes over time and currently may be different than that shown. Past performance is no guarantee of future results.

(6)
Total return based on net asset value for the nine months ended September 30, 2009 equals the change in net asset value during the period (adjusted for share issuances) plus the declared dividends of $1.12 per share for the nine months ended September 30, 2009, divided by the beginning net asset value. Total return based on net asset value for the year ended December 31, 2008 equals the change in net asset value during the period (adjusted for share issuances) plus the declared dividends of $1.68 per share for the year ended December 31, 2008, divided by the beginning net asset value. Total return based on net asset value for the year ended December 31, 2007 equals the change in net asset value during the period (adjusted for share issuances) plus the declared dividends of $1.66 per share for the year ended December 31, 2007, divided by the beginning net asset value. Total return based on net asset value for the year ended December 31, 2006 equals the change in net asset value during the period (adjusted for share issuances) plus the declared dividends of $1.64 per share for the year ended December 31, 2006, divided by the beginning net asset value. Total return based on net asset value for the year ended December 31, 2005 equals the change in net asset value during the period (adjusted for share issuances) plus the declared dividends of $1.30 per share for the year ended December 31, 2005, divided by the beginning net asset value. Total return based on net asset value for the period June 23, 2004 (inception) through December 31, 2004 equals the change in net asset value during the period plus the declared dividend of $0.30 per share (includes return of capital of $0.01 per share) for holders of record on December 27, 2004, divided by the beginning net asset value. Total return based on net asset value is not annualized. The Company's performance changes over time and currently may be different than that shown. Past performance is no guarantee of future results.

(7)
Weighted average yield on debt and income producing equity securities at fair value is computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount on accruing debt divided by (b) total income producing equity securities and debt at fair value. Weighted average yield on debt and income producing equity securities at amortized cost is computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount on accruing debt divided by (b) total income producing equity securities and debt at amortized cost.

SELECTED QUARTERLY DATA (Unaudited)
(dollar amounts in thousands, except per share data)

	2009
	Q3	Q2	Q1
Total Investment Income	$60,881	$59,111	$56,016
Net investment income before net realized and unrealized gain (losses) and incentive compensation	$41,133	$39,935	$37,750
Incentive compensation	$8,227	$7,987	$7,550
Net investment income before net realized and unrealized gain (losses)	$32,906	$31,948	$30,200
Net realized and unrealized gains (losses)	$30,370	$2,805	$4,834
Net increase (decrease) in stockholders' equity resulting from operations	$63,276	$34,753	$35,034
Basic and diluted earnings per common share	$0.62	$0.36	$0.36
Net asset value per share as of the end of the quarter	$11.16	$11.21	$11.20

	2008
	Q4	Q3	Q2	Q1
Total Investment Income	$62,723	$62,067	$63,464	$52,207
Net investment income before net realized and unrealized gain (losses) and incentive compensation	$40,173	$41,025	$45,076	$32,466
Incentive compensation	$8,035	$8,205	$9,015	$6,493
Net investment income before net realized and unrealized gain (losses)	$32,138	$32,820	$36,061	$25,973
Net realized and unrealized gains (losses)	$(142,638)	$(74,213)	$(32,789)	$(16,807)
Net increase (decrease) in stockholders' equity resulting from operations	$(110,500)	$(41,393)	$3,272	$9,166
Basic and diluted earnings per common share	$(1.14)	$(0.43)	$0.04	$0.13
Net asset value per share as of the end of the quarter	$11.27	$12.83	$13.67	$15.17

	2007
	Q4	Q3	Q2	Q1
Total Investment Income	$53,828	$47,931	$47,399	$39,715
Net investment income before net realized and unrealized gain (losses) and incentive compensation	$33,677	$29,875	$31,220	$23,699
Incentive compensation	$6,573	$5,966	$6,229	$4,755
Net investment income before net realized and unrealized gain (losses)	$27,104	$23,909	$24,991	$18,944
Net realized and unrealized gains (losses)	$(16,353)	$(984)	$8,576	$4,645
Net increase (decrease) in stockholders' equity resulting from operations	$10,752	$22,924	$33,567	$23,589
Basic and diluted earnings per common share	$0.15	$0.32	$0.48	$0.44
Net asset value per share as of the end of the quarter	$15.47	$15.74	$15.84	$15.34

 UNAUDITED SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

              The following tables set forth unaudited pro forma condensed consolidated financial data for Ares Capital and Allied Capital as a consolidated entity. The information as of September 30, 2009 is presented as if the Allied Acquisition had been completed on September 30, 2009 and after giving effect to certain transactions that occurred subsequent to September 30, 2009. The unaudited pro forma condensed consolidated operating data for the nine months ended September 30, 2009 and for the year ended December 31, 2008 are presented as if the Allied Acquisition had been completed January 1, 2008. In the opinion of management, all adjustments necessary to reflect the effect of these transactions have been made. The Allied Acquisition will be accounted for under the acquisition method of accounting as provided by ASC 805-10 (previously Statement of Financial Accounting Standards, or "SFAS," No. 141(R)), Business Combinations.

              The unaudited pro forma condensed consolidated financial data should be read together with the respective historical audited and unaudited consolidated financial statements and financial statement notes of Allied Capital and Ares Capital in this document. The unaudited pro forma condensed consolidated financial data are presented for comparative purposes only and do not necessarily indicate what the future operating results or financial position of Ares Capital will be following completion of the Allied Acquisition. The unaudited pro forma condensed consolidated financial data does not include adjustments to reflect any cost savings or other operational efficiencies that may be realized as a result of the Allied Acquisition of Allied Capital and Ares Capital or any future merger related restructuring or integration expenses.

              We cannot assure you that the Allied Acquisition will be consummated as scheduled, or at all. See "Pending Allied Acquisition" for a description of the terms of the Allied Acquisition and "Risk Factors—Risks Relating to Our Business—We may fail to consummate the Allied Acquisition" for a description of the risks associated with a failure to consummate the Allied Acquisition.

(dollar amounts in thousands, except per share data and as otherwise indicated)

	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008
Total Investment Income	$428,258	$742,705
Total Expenses	281,685	419,671

Net Investment Income Before Income Taxes	146,573	323,034

Income Tax Expense (Benefit), Including Excise Tax	4,768	2,754

Net Investment Income	141,805	320,280

Net Realized and Unrealized Gains (Losses) on Investments, Foreign Currencies and Extinguishment of Debt	(534,739)	(1,519,627)

Net Increase (Decrease) in Stockholders' Equity Resulting from Operations	$(392,934)	$(1,199,347)

	As of September 30, 2009
Total Assets	$4,065,567
Total Debt	$1,676,393
Total Stockholders' Equity	$2,236,971

 UNAUDITED PRO FORMA PER SHARE DATA

              The following selected unaudited pro forma per share information for the nine months ended September 30, 2009 and for the year ended December 31, 2008 reflects the Allied Acquisition and related transactions as if they had occurred on July 1, 2008. The unaudited pro forma combined net asset value per common share outstanding reflects the Allied Acquisition and related transactions as if they had occurred on September 30, 2009 and certain other transactions that occurred subsequent to September 30, 2009.

              Such unaudited pro forma combined per share information is based on the historical financial statements of Ares Capital and Allied Capital and on publicly available information and certain assumptions and adjustments as discussed in the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Statements." This unaudited pro forma combined per share information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of Ares Capital or Allied Capital would have been had the Allied Acquisition and related transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position. The following should be read in connection with the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Statements" and other information included in or incorporated by reference into this document.

              We cannot assure you that the Allied Acquisition will be consummated as scheduled, or at all. See "Pending Allied Acquisition" for a description of the terms of the Allied Acquisition and "Risk Factors—Risks Relating to Our Business—We may fail to consummate the Allied Acquisition" for a description of the risks associated with a failure to consummate the Allied Acquisition.

	As of and For the Nine Months Ended September 30, 2009				For the Year Ended December 31, 2008
	Ares Capital	Allied Capital	Pro forma Combined— Ares Capital	Per Equivalent Allied Capital Share(3)	Ares Capital	Allied Capital	Pro forma Combined— Ares Capital	Per Equivalent Allied Capital Share(3)
Net Increase (Decrease) in Stockholders' Equity Resulting from Operations:
Basic	$1.34	$(2.89)	$(2.50)	$(0.81)	$(1.56)	$(6.01)	$(8.11)	$(2.63)
Diluted	$1.34	$(2.89)	$(2.50)	$(0.81)	$(1.56)	$(6.01)	$(8.11)	$(2.63)
Cash Dividends Declared(1)	$1.12	$—	$1.12	$0.36	$1.68	$2.60	$1.68	$0.55
Net Asset Value per Share(2)	$11.16	$6.70	$13.32	$4.33	$11.27	$9.62

(1)
The cash dividends declared per share represent the actual dividends declared per share for the period presented. The pro forma combined dividends declared is the dividends per share as declared by Ares Capital.

(2)
The pro forma combined net asset value per share is computed by dividing the pro forma combined net assets as of September 30, 2009 by the pro forma combined number of shares outstanding.

(3)
The Allied Capital equivalent pro forma per share amount is calculated by multiplying the combined pro forma share amounts by the common stock exchange ratio of 0.325.

 RISK FACTORS

              Before you invest in our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus including our consolidated financial statements and the related notes thereto, before you decide whether to make an investment in our securities. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the net asset value of our common stock and the trading price of our securities could decline, and you may lose all or part of your investment.

RISKS RELATING TO OUR BUSINESS

Capital markets have recently been in a period of disruption and instability. These market conditions have materially and adversely affected debt and equity capital markets in the United States, which has had, and may in the future have, a negative impact on our business and operations.

              Beginning in 2007, the U.S. capital markets entered into a period of disruption as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. Despite actions of the U.S. federal government, these events contributed to worsening general economic conditions that materially and adversely impacted the broader financial and credit markets and reduced the availability of debt and equity capital for the market as a whole and financial services firms in particular. While these conditions appear to be improving, they could continue for a prolonged period of time or worsen in the future. While these conditions persist, we and other companies in the financial services sector may have to access, if available, alternative markets for debt and equity capital in order to grow. Equity capital may be difficult to raise because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. At our 2009 annual stockholders meeting, subject to certain determinations required to be made by our board of directors, our stockholders approved our ability to sell or otherwise issue shares of our common stock, not exceeding 25% of our outstanding common stock at the time of such issuance, at a price below its then current net asset value per share during a period beginning on May 4, 2009 and expiring on the earlier of the anniversary of the date of the 2009 annual stockholders meeting and the date of the our 2010 annual stockholders meeting, which is expected to be held in May 2010. In addition, our ability to incur indebtedness (including by issuing preferred stock) is limited by applicable regulations such that our asset coverage, as defined in the Investment Company Act, must equal at least 200% immediately after each time we incur indebtedness. The debt capital that will be available, if at all, may be at a higher cost and on less favorable terms and conditions in the future. Any inability to raise capital could have a negative effect on our business, financial condition and results of operations.

              Moreover, recent market conditions have made, and may in the future make, it difficult to extend the maturity of or refinance our existing indebtedness and any failure to do so could have a material adverse effect on our business. The illiquidity of our investments may make it difficult for us to sell such investments if required. As a result, we may realize significantly less than the value at which we have recorded our investments.

              Capital markets volatility also affects our investment valuations. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can adversely affect our valuations.

              Given the recent extreme volatility and dislocation in the capital markets, many BDCs have faced, and may in the future face, a challenging environment in which to raise capital. As a result of the recent significant changes in the capital markets affecting our ability to raise capital, the pace of our investment activity has slowed. In addition, significant changes in the capital markets, including the recent extreme volatility and disruption, has had, and may in the future have, a negative effect on the valuations of our investments and on the potential for liquidity events involving our investments. An inability to raise capital, and any required sale of our investments for liquidity purposes, could have a material adverse impact on our business, financial condition or results of operations.

A failure on our part to maintain our status as a BDC would significantly reduce our operating flexibility.

              If we fail to maintain our status as a BDC, we might be regulated as a closed-end investment company under the Investment Company Act, which would subject us to additional regulatory restrictions and significantly decrease our operating flexibility. In addition, any such failure could cause an event of default under our outstanding indebtedness, which could have a material adverse effect on our business, financial condition or results of operations.

We are dependent upon Ares Capital Management's key personnel for our future success and upon their access to Ares' investment professionals.

              We depend on the diligence, skill and network of business contacts of Ares Capital Management's key personnel, including its investment committee. We also depend, to a significant extent, on Ares Capital Management's access to the investment professionals of Ares and the information and deal flow generated by Ares' investment professionals in the course of their investment and portfolio management activities. Our future success depends on the continued service of Ares Capital Management's key personnel, including its investment committee. The departure of any of Ares Capital Management's key personnel, including members of its investment committee, or of a significant number of the investment professionals or partners of Ares, could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot assure you that Ares Capital Management will remain our investment adviser or that we will continue to have access to Ares' investment professionals or its information and deal flow.

Our financial condition and results of operations depend on our ability to manage future growth effectively.

              Our ability to achieve our investment objective depends on our ability to acquire suitable investments and monitor and administer those investments, which depends, in turn, on Ares Capital Management's ability to identify, invest in and monitor companies that meet our investment criteria.

              Accomplishing this result on a cost-effective basis is largely a function of Ares Capital Management's structuring of the investment process and its ability to provide competent, attentive and efficient services to us. Our executive officers and the members of Ares Capital Management's investment committee have substantial responsibilities in connection with their roles at Ares and with the other Ares funds, as well as responsibilities under the investment advisory and management agreement. They may also be called upon to provide significant managerial assistance to certain of our portfolio companies on behalf of our administrator. These demands on their time, which will increase as the number of investments grow, may distract them or slow the rate of investment. In order to grow, Ares Capital Management will need to hire, train, supervise and manage new employees. However, we cannot assure you that any such employees will be retained. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

              In addition, as we grow, we may open up new offices in new geographic regions that may increase our direct operating expenses without corresponding revenue growth.

Our ability to grow depends on our ability to raise capital.

              We will need to periodically access the capital markets to raise cash to fund new investments. Ares has elected to be treated as a RIC and operates in a manner so as to qualify for the U.S. federal income tax treatment applicable to RICs. Among other things, in order to maintain our RIC status, we must distribute to our stockholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income, and, as a result, such distributions will not be available to fund investment originations. We must continue to borrow from financial institutions and issue additional securities to fund our growth. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by lenders not to extend credit to us. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any.

              In addition, with certain limited exceptions, we are only allowed to borrow amounts or issue debt securities or preferred stock such that our asset coverage, as defined in the Investment Company Act, equals at least 200% immediately after such borrowing, which, in certain circumstances, may restrict our ability to borrow or issue debt securities or preferred stock. The amount of leverage that we employ will depend on our investment adviser's and our board of directors' assessments of market and other factors at the time of any proposed borrowing or issuance of debt securities or preferred stock. We cannot assure you that we will be able to maintain our current Facilities or obtain other lines of credit at all or on terms acceptable to us.

Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.

              We may issue debt securities or preferred stock, which we refer to collectively as "senior securities," or borrow money from banks or other financial institutions, up to the maximum amount permitted by the Investment Company Act. Under the provisions of the Investment Company Act, we are permitted, as a BDC, to incur indebtedness or issue senior securities only in amounts such that our asset coverage, as defined in the Investment Company Act, equals at least 200% after each such incurrence or issuance. If the value of our assets declines, we may be unable to satisfy this test, which may prohibit us from paying dividends and could prevent us from maintaining our status as a RIC or may prohibit us from repurchasing shares of our common stock. If we cannot satisfy this test, we may be required to sell a portion of our investments at a time when such sales may be disadvantageous and, depending on the nature of our leverage, repay a portion of our indebtedness. As of September 30, 2009, our asset coverage for senior securities was 259%.

              We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value per share of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. Any such sale would be dilutive to the net asset value per share of our common stock. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities (less any commission or discount). If our common stock trades at a discount to net asset value, this restriction could adversely affect our ability to raise capital.

              At our 2009 annual stockholders meeting, subject to the board of directors determination described above, our stockholders approved our ability to sell or otherwise issue shares of our common stock, not exceeding 25% of our outstanding common stock at the time of such issuance, at a price below its then current net asset value per share during a period beginning on May 4, 2009 and expiring on the earlier of the anniversary of the date of the 2009 annual stockholders meeting and the date of our 2010 annual stockholders meeting, which is expected to be held in May 2010.

              To generate cash for funding new investments, we have also securitized, and may in the future seek to securitize, our loans. To securitize loans, we may create a separate, wholly owned subsidiary and contribute or sell a pool of loans to such subsidiary (or one of its subsidiaries). Such subsidiary may then sell equity, issue debt or sell interests in the pool of loans, on a limited-recourse basis, the payments on which are generally limited to the pool of loans and the proceeds therefrom. We may also retain a portion of the equity interests in the securitized pool of loans. Any retained equity would be exposed to losses on the related pool of loans before any of the related debt securities. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy. The securitization market is subject to changing market conditions (including the recent, unprecedented dislocation of the securitization and finance markets generally) and we may not be able to access this market when we would otherwise deem appropriate. Moreover, the successful securitization of our loan portfolio might expose us to losses as the residual loans in which we do not sell interests may be those that are riskier and more apt to generate losses. The Investment Company Act may also impose restrictions on the structure of any securitization.

We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing with us.

              As of September 30, 2009, we had $494.1 million of outstanding borrowings under our Facilities and $273.8 million of CLO Notes (as defined herein). In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our September 30, 2009 total assets of at least 1.21%. The weighted average interest rate charged on our borrowings as of September 30, 2009 was 2.02%. We intend to continue borrowing under the Facilities in the future and we may increase the size of the Facilities or issue debt securities or other evidences of indebtedness (although there can be no assurance that we will be successful in doing so). Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. The amount of leverage that we employ at any particular time will depend on our investment adviser's and our board of directors' assessments of market and other factors at the time of any proposed borrowing.

              Our Facilities and the CLO Notes impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC. A failure to renew our Facilities or to add new or replacement debt facilities could have a material adverse effect on our business, financial condition or results of operations.

              Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. We currently borrow under our Facilities, and in the future, may borrow from or issue debt securities to banks, insurance companies and other lenders. Holders of such debt securities have fixed dollar claims on our consolidated assets that are superior to the claims of our common stockholders or any preferred stockholders. If the value of our consolidated assets increases, then leveraging would cause the net asset value per share of our common stock to increase more sharply than it would have had we not leveraged.

              Conversely, if the value of our consolidated assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our consolidated income in excess of consolidated interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our consolidated income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock dividend payments. There can be no assurance that a leveraging strategy will be successful.

              The following table illustrates the effect on return to a holder of our common stock of the leverage created by our use of borrowing at the interest rate of 2.02% and assumes (a) our total value of net assets as of September 30, 2009; (b) $767.9 million debt outstanding as of September 30, 2009 and (c) hypothetical annual returns on our portfolio of minus 15 to plus 15 percent.

Assumed Return on Portfolio (Net of Expenses)(1)	-15%	-10%	-5%	0%	5%	10%	15%
Corresponding Return to Common Stockholders(2)	-27%	-18%	-10%	-1%	7%	16%	24%

(1)
The assumed portfolio return is required by regulation of the SEC and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table.

(2)
In order to compute the "Corresponding Return to Common Stockholders," the "Assumed Return on Portfolio" is multiplied by the total value of our assets at September 30, 2009 to obtain an assumed return to us. From this amount, the interest expense calculated by multiplying the interest rate of 2.02% times the $767.9 million debt is subtracted to determine the return available to stockholders. The return available to stockholders is then divided by the total value of our net assets as of September 30, 2009 to determine the "Corresponding Return to Common Stockholders."

In addition to regulatory requirements that restrict our ability to raise capital, the Facilities and the CLO Notes contain various covenants which, if not complied with, could accelerate repayment under the Facilities and the CLO Notes, thereby materially and adversely affecting our liquidity, financial condition and results of operations.

              The agreements governing the Facilities and the CLO Notes require us to comply with certain financial and operational covenants. These covenants include:

  •
  restrictions on the level of indebtedness that we are permitted to incur in relation to the value of our assets;

  •
  restrictions on our ability to incur liens; and

  •
  maintenance of a minimum level of stockholders' equity.

              As of the date of this prospectus, we are in compliance with the covenants of the Facilities and the CLO Notes. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. For example, depending on the condition of the public debt and equity markets and pricing levels, net unrealized depreciation in our portfolio may increase in the future. Any such increase could result in our inability to comply with our obligation to restrict the level of indebtedness that we are able to incur in relation to the value of our assets or to maintain a minimum level of stockholders' equity.

              Accordingly, although we believe we will continue to be in compliance, there are no assurances that we will continue to comply with the covenants in the Facilities and the CLO Notes. Failure to comply with these covenants would result in a default under the Revolving Credit Facility, the CP Funding Facility or the CLO Notes, which, if we were unable to obtain a waiver from the lenders under the Revolving Credit Facility, the purchasers under the CP Funding Facility, or the trustee or holders of the CLO Notes, respectively, could accelerate repayment under the Revolving Credit Facility, the CP Funding Facility or the CLO Notes, respectively, and thereby have a material adverse impact on our business, financial condition and results of operations.

We operate in a highly competitive market for investment opportunities.

              A number of entities compete with us to make the types of investments that we make in middle-market companies. We compete with other BDCs, public and private funds, commercial and investment banks, commercial financing companies, insurance companies, high yield investors, hedge funds, and, to the extent they provide an alternative form of financing, private equity funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on us as a BDC and that the Code imposes on us as a RIC. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to pursue attractive investment opportunities from time to time.

              We do not seek to compete primarily based on the interest rates we offer and we believe that some of our competitors may make loans with interest rates that are comparable to or lower than the rates we offer. Rather, we compete with our competitors based on our existing investment platform, seasoned management team, experience and focus on middle-market companies, disciplined investment philosophy, extensive industry focus and flexible transaction structuring. For a more detailed discussion of these competitive advantages, see "Business—Competitive Advantages."

              We may lose investment opportunities if we do not match our competitors' pricing, terms and structure. If we match our competitors' pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss. As a result of operating in such a competitive environment, we may make investments that are on better terms to our portfolio companies than what we may have originally anticipated, which may impact our return on these investments.

We may be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC.

              We have elected to be treated as a RIC under Subchapter M of the Code and operate in a manner so as to qualify for the U.S. federal income tax treatment applicable to RICs. As a RIC, we generally will not pay corporate-level U.S. federal income taxes on our income and gain that we distribute to our stockholders as dividends on a timely basis. To qualify as a RIC under the Code, we must meet certain income source, asset diversification and annual distribution requirements. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.

              The annual distribution requirement for a RIC is satisfied if we distribute to our stockholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income for each year. Because we use debt financing, we are subject to certain asset coverage ratio requirements under the Investment Company Act and financial covenants under our indebtedness that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to qualify as a RIC and, thus, may be subject to corporate-level income tax. In that event, the resulting corporate-level taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Because we must make distributions to our stockholders as described above, such amounts, to the extent a stockholder is not participating in our dividend reinvestment plan, will not be available to fund investment originations. We will be subject to corporate-level U.S. federal income tax on any undistributed income and/or gain.

              To qualify as a RIC, we must also meet certain annual income source requirements at the end of each taxable year and asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to (a) dispose of certain investments quickly or (b) raise additional capital to prevent the loss of RIC status. Because most of our investments are in private companies and are generally illiquid, any such dispositions may be at disadvantageous prices and may result in losses. Also, the rules applicable to our qualification as a RIC under the Code are complex with many areas of uncertainty. Accordingly, no assurance can be given that we have qualified or will qualify as a RIC. If we fail to qualify as a RIC for any reason and become subject to regular "C" corporation income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and our stockholders. See "Certain Material U.S. Federal Income Tax Considerations—Taxation as a RIC."

We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income.

              For U.S. federal income tax purposes, we include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise if we receive warrants in connection with the making of a loan or possibly in other circumstances, or payment-in-kind interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such original issue discount or increases in loan balances are included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash, including, for example, non-cash income from payment-in-kind securities, deferred payment securities and hedging and foreign currency transactions.

              Since, in certain cases, we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the U.S. federal income tax requirement to distribute generally an amount equal to at least 90% of our investment company taxable income to maintain our status as a RIC. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thus be subject to additional corporate-level taxes. See "Certain Material U.S. Federal Income Tax Considerations—Taxation as a RIC."

              If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. The investment adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive as a result of a default by an entity on the obligation that resulted in the accrual of such income.

We may in the future determine to fund a portion of our investments with preferred stock, which would magnify the potential for gain or loss and the risks of investing in us in the same way as our borrowings.

              Because preferred stock is another form of leverage and the dividends on any preferred stock we issue must be cumulative, preferred stock has the same risks to our common stockholders as borrowings. Payment of such dividends and repayment of the liquidation preference of such preferred stock must take preference over any dividends or other payments to our common stockholders, and preferred stockholders are not subject to any of our expenses or losses and are not entitled to participate in any income or appreciation in excess of their stated preference.

We are exposed to risks associated with changes in interest rates.

              General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our investment objective and rate of return on invested capital. Because we borrow money and may issue debt securities or preferred stock to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities or preferred stock and the rate at which we invest these funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed-rate securities that have longer maturities. We have entered into certain hedging transactions, such as interest rate swap agreements, to mitigate our exposure to adverse fluctuations in interest rates, and we may continue to do so in the future. However, we cannot assure you that such transactions will be successful in mitigating our exposure to credit risk. Hedging transactions may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio investments. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to 10 years. This means that we are subject to greater risk (other things being equal) than a fund invested solely in shorter-term securities. A decline in the prices of the debt we own could adversely affect the trading price of our shares. Also, an increase in interest rates available to investors could make investment in our common stock less attractive if we are not able to increase our dividend rate, which could reduce the value of our common stock.

Many of our portfolio investments are not publicly traded and, as a result, there is uncertainty as to the value of our portfolio investments.

              A large percentage of our portfolio investments are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. We value these investments quarterly at fair value as determined in good faith by our board of directors based on the input of our management and audit committee and independent valuation firms that have been engaged at the direction of the board to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing six-month period. The valuation process is conducted at the end of each fiscal quarter, with approximately 50% (based on value) of our valuations of portfolio companies without readily available market quotations subject to review by an independent valuation firm each quarter. However, we may use additional independent valuation firms to value our investments more frequently as determined in good faith by our board of directors to the extent necessary to reflect significant events affecting the value of our investments. The types of factors that may be considered in valuing our investments include the enterprise value of the portfolio company, the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed and may differ materially from the values that we may ultimately realize. Our net asset value per share could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we realize upon disposition of such investments.

The lack of liquidity in our investments may adversely affect our business.

              As we generally make investments in private companies, substantially all of these investments are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have recorded our investments. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or an affiliated manager of Ares has material non-public information regarding such portfolio company.

We may experience fluctuations in our quarterly results.

              We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rates payable on the debt investments we make, the default rates on such investments, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses and the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

There are significant potential conflicts of interest that could impact our investment returns.

              Certain of our executive officers and directors, and members of the investment committee of our investment adviser, serve or may serve as officers, directors or principals of other entities and affiliates of our investment adviser and investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our or our stockholders' best interests or that may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. For example, Messrs. Ressler, Rosenthal, Kissick and Sachs each will continue to have significant responsibilities for other Ares funds. Messrs. Ressler and Rosenthal are required to devote a substantial majority of their business time, and Mr. Kissick is required to devote a majority of his business time, to the affairs of ACOF. However, Ares believes that the efforts of Messrs. Ressler, Rosenthal and Kissick relative to Ares Capital and ACOF are synergistic with and beneficial to the affairs of each of Ares Capital and ACOF.

              Although other Ares funds generally have different primary investment objectives than Ares Capital, they may from time to time invest in asset classes similar to those targeted by Ares Capital. In addition, Ares is not restricted from raising an investment fund with investment objectives similar to that of Ares Capital. Any such funds may also, from time to time, invest in asset classes similar to those targeted by Ares Capital. Ares Capital Management endeavors to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to Ares Capital. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by investment funds managed by investment managers affiliated with Ares Capital Management. In addition, there may be conflicts in the allocation of investment opportunities among us and the funds managed by us or one or more of our controlled affiliates, including IHAM, or among the funds they manage. We may or may not participate in investments made by funds managed by us or one or more of our controlled affiliates.

              We have from time to time sold assets to certain funds managed by IHAM and, as part of our investment strategy, we may offer to sell additional assets to funds managed by us and/or one or more of our controlled affiliates or we may purchase assets from funds managed by us and/or one or more of our controlled affiliates. In addition, funds managed by us or one or more of our controlled affiliates may offer assets to or may purchase assets from one another. While assets may be sold or purchased at prices that are consistent with those that could be obtained from third parties in the marketplace, and although these types of transactions generally require approval of one or more independent parties, there is an inherent conflict of interest in such transactions between us and funds managed by us or one of our controlled affiliates.

              We pay management and incentive fees to Ares Capital Management, and reimburse Ares Capital Management for certain expenses it incurs. In addition, investors in our common stock will invest on a gross basis and receive distributions on a net basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments.

              Ares Capital Management's management fee is based on a percentage of our total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) and Ares Capital Management may have conflicts of interest in connection with decisions that could affect our total assets, such as decisions as to whether to incur indebtedness or to engage in the Allied Acquisition.

              The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

              Our investment adviser, Ares Capital Management, also has financial interests in the Allied Acquisition that are different from, and/or in addition to, the interests of our stockholders. For example, Ares Capital Management's management fee is based on a percentage of Ares Capital's total assets. Because total assets under management will increase as a result of the Allied Acquisition, the dollar amount of Ares Capital Management's management fee will increase as a result of the Allied Acquisition. In addition, the incentive fee payable by us to Ares Capital Management may be positively impacted as a result of the Allied Acquisition. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

              Our investment advisory and management agreement renews for successive annual periods if approved by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not "interested persons" of the Company as defined in Section 2(a)(19) of the Investment Company Act. However, both we and Ares Capital Management have the right to terminate the agreement without penalty upon 60 days' written notice to the other party. Moreover, conflicts of interest may arise if our investment adviser seeks to change the terms of our investment advisory and management agreement, including, for example, the terms for compensation. While any material change to the investment advisory and management agreement must be submitted to stockholders for approval under the Investment Company Act, we may from time to time decide it is appropriate to seek stockholder approval to change the terms of the agreement.

              Pursuant to a separate amended and restated administration agreement, referred to herein as our "administration agreement," Ares Operations, an affiliate of Ares Capital Management, furnishes us with administrative services and we pay Ares Operations our allocable portion of overhead and other expenses incurred by Ares Operations in performing its obligations under the administration agreement, including our allocable portion of the cost of our officers and their respective staffs.

              Our portfolio company, IHAM, is party to a services agreement, referred to herein as the "services agreement," with Ares Capital Management, pursuant to which Ares Capital Management provides IHAM with the facilities, investment advisory services and administrative services necessary for the operations of IHAM. IHAM reimburses Ares Capital Management for the costs associated with such services, including Ares Capital Management's allocable portion of overhead and the cost of its officers and respective staff in performing its obligations under the services agreement.

              We rent office space directly from a third party pursuant to a lease that expires on February 27, 2011. In addition, we have entered into a sublease with Ares Management whereby Ares Management subleases approximately 25% of the office space for a fixed rent equal to 25% of the basic annual rent payable by us under this lease, plus certain additional costs and expenses.

              As a result of the arrangements described above, there may be times when the management team of Ares Management has interests that differ from those of our stockholders, giving rise to a conflict.

              Our stockholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our investment adviser, including with respect to the nature or structuring of our investments, that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders' individual tax situations. In selecting and structuring investments appropriate for us, our investment adviser will consider the investment and tax objectives of the Company and our stockholders, as a whole, not the investment, tax or other objectives of any stockholder individually.

Our investment adviser's liability is limited under the investment advisory and management agreement, and we are required to indemnify our investment adviser against certain liabilities, which may lead our investment adviser to act in a riskier manner on our behalf than it would when acting for its own account.

              Our investment adviser has not assumed any responsibility to us other than to render the services described in the investment advisory and management agreement, and it will not be responsible for any action of our board of directors in declining to follow our investment adviser's advice or recommendations. Pursuant to the investment advisory and management agreement, our investment adviser and its managing members, officers and employees will not be liable to us for their acts under the investment advisory and management agreement, absent willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. We have agreed to indemnify, defend and protect our investment adviser and its managing members, officers and employees with respect to all damages, liabilities, costs and expenses resulting from acts of our investment adviser not arising out of willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties under the investment advisory and management agreement. These protections may lead our investment adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account. See "Risk Factors—Risks Relating to Our Investments—Our investment adviser's incentive fee may induce Ares Capital Management to make certain investments, including speculative investments."

We may be obligated to pay our investment adviser incentive compensation even if we incur a loss.

              Our investment adviser is entitled to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our pre-incentive fee net investment income for that quarter (before deducting incentive compensation, net operating losses and certain other items) above a threshold return for that quarter. Our pre-incentive fee net investment income for incentive compensation purposes excludes realized and unrealized capital losses or depreciation that we may incur in the fiscal quarter, even if such capital losses or depreciation result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our manager incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter.

              Under the investment advisory and management agreement, we will defer cash payment of any incentive fee otherwise earned by our investment adviser if, during the most recent four full calendar quarter periods ending on or prior to the date such payment is to be made, the sum of (a) our aggregate distributions to our stockholders and (b) our change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) is less than 8.0% of our net assets at the beginning of such period. These calculations will be adjusted for any share issuances or repurchases. Any deferred incentive fees will be carried over for payment in subsequent calculation periods to the extent such payment can then be made under the investment advisory and management agreement.

Changes in laws or regulations governing our operations, or changes in the interpretation thereof, and any failure by us to comply with laws or regulations governing our operations may adversely affect our business.

              We and our portfolio companies are subject to regulation by laws at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Accordingly, any change in these laws or regulations, or their interpretation, or any failure by us to comply with these laws or regulations may adversely affect our business.

We may not replicate Ares' historical success and our ability to enter into transactions with Ares and our other affiliates is restricted.

              Our primary focus in making investments differs from those of other private funds that are or have been managed by Ares' investment professionals. Further, investors in Ares Capital are not acquiring an interest in other Ares managed funds. Accordingly, we cannot assure you that Ares Capital will replicate Ares' historical success, and we caution you that our investment returns could be substantially lower than the returns achieved by those private funds.

              Further, we and certain of our controlled affiliates are prohibited under the Investment Company Act from knowingly participating in certain transactions with our upstream affiliates, our investment adviser and its affiliates without the prior approval of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is our upstream affiliate for purposes of the Investment Company Act and we are generally prohibited from buying or selling any security from or to such affiliate, absent the prior approval of our independent directors. The Investment Company Act also prohibits "joint" transactions with an upstream affiliate, or our investment adviser or its affiliates, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors. In addition, we and certain of our controlled affiliates are prohibited from buying or selling any security from or to, or entering into joint transactions with, our investment adviser and its affiliates, or any person who owns more than 25% of our voting securities or is otherwise deemed to control, be controlled by, or be under common control with us, absent the prior approval of the SEC through an exemptive order (other than in certain limited situations pursuant to current regulatory guidance). The analysis of whether a particular transaction constitutes a joint transaction requires a review of the relevant facts and circumstances then existing.

              We have applied for an exemptive order from the SEC that would permit us and certain of our controlled affiliates to co-invest with funds managed by Ares. Any such order will be subject to certain terms and conditions and there can be no assurance that such order will be granted by the SEC. Accordingly, we cannot assure you that we or our controlled affiliates will be permitted to co-invest with funds managed by Ares, other than in the limited circumstances currently permitted by regulatory guidance or in the absence of a joint transaction.

We may fail to consummate the Allied Acquisition.

              While there can be no assurances as to the exact timing, or that the Allied Acquisition will be completed at all, we are working to complete the Allied Acquisition in the first quarter of 2010. The consummation of the Allied Acquisition is subject to certain conditions, including, among others, Allied Capital stockholder approval, our stockholder approval, required regulatory approvals (including expiration of the waiting period under the HSR Act, the early termination of which was granted on December 1, 2009), receipt of certain of our and Allied Capital's lender consents and other customary closing conditions. We intend to consummate the Allied Acquisition as soon as possible; however, we cannot assure you that the conditions required to consummate the Allied Acquisition will be satisfied or waived on the anticipated schedule, or at all. If the Allied Acquisition is not completed, we will have incurred substantial expenses for which no ultimate benefit will have been received. See "Risk Factors—Risks Relating to a Consummation of the Allied Acquisition—If the Allied Acquisition does not close, we won't benefit from the expenses incurred in its pursuit." In addition, the Merger Agreement provides for the payment by us to Allied Capital of a reverse termination fee of $30 million under certain circumstances ($30 million if Ares Capital stockholders do not approve the issuance of shares of Ares Capital common stock in the merger). See "Risk Factors—Risks Relating to a Consummation of the Allied Acquisition—Under certain circumstances, we and Allied Capital are obligated to pay each other a termination fee upon termination of the Merger Agreement." See "Pending Allied Acquisition" for a description of the terms of the Allied Acquisition and "Risk Factors—Risks Relating to a Consummation of the Allied Acquisition" for a description of the risks that the combined company may face if the Allied Acquisition is consummated. Any investment decision you make should be made independent of the consummation of the Allied Acquisition.

RISKS RELATING TO OUR INVESTMENTS

Price declines and illiquidity in the corporate debt markets have adversely affected, and may in the future adversely affect, the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

              As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our board of directors. We may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (an estimate of the total fair value of the portfolio company's debt and equity), the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company's securities to publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation. Unprecedented declines in prices and liquidity in the corporate debt markets resulted in significant net unrealized depreciation in our portfolio in the recent past. The effect of all of these factors on our portfolio has reduced our net asset value by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse impact on our business, financial condition and results of operations.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

              As of the date of this prospectus, the economy recently has been in the midst of a recession and in the difficult part of a credit cycle with industry defaults increasing. Many of our portfolio companies may be materially and adversely affected by the credit cycle and, in turn, may be unable to satisfy their financial obligations (including their loans to us) over the coming months.

              Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during these periods. Therefore, our non-performing assets may increase and the value of our portfolio may decrease during these periods if we are required to write down the values of our investments. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.

              A portfolio company's failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its secured assets, which could trigger cross defaults under other agreements and jeopardize our portfolio company's ability to meet its obligations under the debt that we hold and the value of any equity securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

Investments in privately held middle-market companies involve significant risks.

              We primarily invest in privately held U.S. middle-market companies. Investments in privately held middle-market companies involve a number of significant risks, including the following:

  •
  these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

  •
  they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors' actions and market conditions, as well as general economic downturns;

  •
  they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;

  •
  there is generally little public information about these companies. These companies and their financial information are not subject to the Sarbanes Oxley Act of 2002 and other rules that govern public companies, and we may be unable to uncover all material information about these companies, which may prevent us from making a fully informed investment decision and cause us to lose money on our investments;

  •
  they generally have less predictable operating results, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and our investment adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and

  •
  they may have difficulty accessing the capital markets to meet future capital needs.

Our debt investments may be risky, and we could lose all or part of our investment.

              The debt that we invest in is typically not initially rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than "Baa3" by Moody's Investors Service or lower than "BBB-" by Standard & Poor's). Indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. Our mezzanine investments may result in an above average amount of risk and volatility or loss of principal. We also invest in assets other than mezzanine investments, including first and second lien loans, high-yield securities, U.S. government securities, credit derivatives and other structured securities and certain direct equity investments. These investments will entail additional risks that could adversely affect our investment returns. In addition, to the extent interest payments associated with such debt are deferred, such debt will be subject to greater fluctuations in value based on changes in interest rates. Also, such debt could subject us to phantom income, and since we generally do not receive any cash prior to maturity of the debt, the investment is of greater risk.

Investments in equity securities involve a substantial degree of risk.

              We may purchase common and other equity securities. Although common stocks have historically generated higher average total returns than fixed income securities over the long term, common stocks also have experienced significantly more volatility in those returns and in recent years have significantly under performed relative to fixed income securities. The equity securities we acquire may fail to appreciate and may decline in value or become worthless and our ability to recover our investment will depend on our portfolio company's success. Investments in equity securities involve a number of significant risks, including:

  •
  any equity investment we make in a portfolio company could be subject to further dilution as a result of the issuance of additional equity interests and to serious risks as a junior security that will be subordinate to all indebtedness or senior securities in the event that the issuer is unable to meet its obligations or becomes subject to a bankruptcy process;

  •
  to the extent that the portfolio company requires additional capital and is unable to obtain it, we may not recover our investment in equity securities; and

  •
  in some cases, equity securities in which we invest will not pay current dividends, and our ability to realize a return on our investment, as well as to recover our investment, will be dependent on the success of our portfolio companies. Even if the portfolio companies are successful, our ability to realize the value of our investment may be dependent on the occurrence of a liquidity event, such as a public offering or the sale of the portfolio company. It is likely to take a significant amount of time before a liquidity event occurs or we can sell our equity investments. In addition, the equity securities we receive or invest in may be subject to restrictions on resale during periods in which it could be advantageous to sell.

              There are special risks associated with investing in preferred securities, including:

  •
  preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If we own a preferred security that is deferring its distributions, we may be required to report income for tax purposes although it has not yet received such income;

  •
  preferred securities are subordinated to debt in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than debt;

  •
  preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. government securities; and

  •
  generally, preferred security holders have no voting rights with respect to the issuing company, subject to limited exceptions.

              Additionally, when we invest in first and second lien senior loans or mezzanine debt, we may acquire warrants or other equity securities as well. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

              We may invest, to the extent permitted by law, in the equity securities of investment funds that are operating pursuant to certain exceptions to the Investment Company Act and in advisers to similar investment funds, and, to the extent we so invest, will bear our ratable share of any such company's expenses, including management and performance fees. We will also remain obligated to pay management and incentive fees to Ares Capital Management with respect to the assets invested in the securities and instruments of such companies. With respect to each of these investments, each of our common stockholders will bear his or her share of the management and incentive fee of Ares Capital Management as well as indirectly bearing the management and performance fees and other expenses of any such investment funds or advisers.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

              If one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize our debt holding as an equity investment and subordinate all or a portion of our claim to that of other creditors. In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower's business or exercise control over the borrower. For example, we could become subject to a lender's liability claim, if, among other things, we actually render significant managerial assistance.

Our portfolio companies may incur debt or issue equity securities that rank equally with, or senior to, our investments in such companies.

              Our portfolio companies may have, or may be permitted to incur, other debt, or issue other equity securities, that rank equally with, or senior to, our investments. By their terms, such instruments may provide that the holders are entitled to receive payment of dividends, interest or principal on or before the dates on which we are entitled to receive payments in respect of our investments. These debt instruments usually prohibit the portfolio companies from paying interest on or repaying our investments in the event and during the continuance of a default under such debt. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in that portfolio company typically are entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such holders, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of securities ranking equally with our investments, we would have to share on an equal basis any distributions with other security holders in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

              The rights we may have with respect to the collateral securing any junior priority loans we make to our portfolio companies may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that senior obligations are outstanding, we may forfeit certain rights with respect to the collateral to the holders of the senior obligations. These rights may include the right to commence enforcement proceedings against the collateral, the right to control the conduct of such enforcement proceedings, the right to approve amendments to collateral documents, the right to release liens on the collateral and the right to waive past defaults under collateral documents. We may not have the ability to control or direct such actions, even if as a result our rights as junior lenders are adversely affected.

When we are a debt or minority equity investor in a portfolio company, we may not be in a position to exert influence on the entity, and management of the company may make decisions that could decrease the value of our portfolio holdings.

              We make both debt and minority equity investments; therefore, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, a portfolio company may make decisions that could decrease the value of our investment.

Our portfolio companies may be highly leveraged.

              Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies' ability to finance their future operations and capital needs. As a result, these companies' flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company's income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Our investment adviser's incentive fee may induce Ares Capital Management to make certain investments, including speculative investments.

              The incentive fee payable by us to Ares Capital Management may create an incentive for Ares Capital Management to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to our investment adviser is determined, which is calculated as a percentage of the return on invested capital, may encourage our investment adviser to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common stock, including investors in offerings of common stock, securities convertible into our common stock or warrants representing rights to purchase our common stock or securities convertible into our common stock pursuant to this prospectus. In addition, the investment adviser will receive the incentive fee based, in part, upon net capital gains realized on our investments. Unlike the portion of the incentive fee based on income, there is no hurdle rate applicable to the portion of the incentive fee based on net capital gains. As a result, the investment adviser may have a tendency to invest more in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns. The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income will be computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible. The investment adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on such accrued interest that we never actually receive.

              Because of the structure of the incentive fee, it is possible that we may have to pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized capital losses. In addition, if market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our pre-incentive fee net investment income and make it easier for our investment adviser to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income.

Our investments in foreign debt may involve significant risks in addition to the risks inherent in U.S. investments. We may expose ourselves to risks if we engage in hedging transactions.

              Our investment strategy contemplates potential investments in debt of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes (potentially at confiscatory levels), less liquid markets, less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

              Although most of our investments will be U.S. dollar denominated, our investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we cannot assure you that such strategies will be effective.

              We have and may in the future enter into hedging transactions, which may expose us to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Use of these hedging instruments may include counter party credit risk. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

              The success of our hedging transactions will depend on our ability to correctly predict movements, currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. See also "Risk Factors—Risk Relating to our Business—We are exposed to risks associated with changes in interest rates."

We may initially invest a portion of the net proceeds of offerings pursuant to this prospectus primarily in high-quality short-term investments, which will generate lower rates of return than those expected from the interest generated on first and second lien loans and mezzanine debt.

              We may initially invest a portion of the net proceeds of offerings primarily in cash, cash equivalents, U.S. government securities and other high-quality short-term investments. These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objective. As a result, we may not be able to achieve our investment objective and/or pay any dividends during this period or, if we are able to do so, such dividends may be substantially lower than the dividends that we expect to pay when our portfolio is fully invested. If we do not realize yields in excess of our expenses, we may incur operating losses and the market price of our shares may decline.

RISKS RELATING TO A CONSUMMATION OF THE ALLIED ACQUISITION

Consummation of the Allied Acquisition will cause immediate dilution to our stockholders' voting interests in us and may cause immediate dilution to the net asset value per share of our common stock.

              Upon consummation of the Allied Acquisition, each of Allied Capital's common shares issued and outstanding immediately prior to the effective time of the Allied Acquisition will be converted into and become exchangeable for 0.325 of our common shares, subject to the payment of cash instead of fractional shares. If the Allied Acquisition is consummated, based on the number of our common shares issued and outstanding on the date hereof and assuming that holders of all "in-the-money" Allied Capital stock options elect to be cashed out, our stockholders will own approximately 65% of the combined company's outstanding common stock and Allied Capital stockholders will own approximately 35% of the combined company's outstanding common stock. Consequently, our stockholders should expect to exercise less influence over the management and policies of the combined company following the Allied Acquisition than they currently exercise over our management and policies.

              The exchange ratio of 0.325 of a share of our common stock for each share of Allied Capital common stock was fixed on October 26, 2009, the date of the signing of the Merger Agreement, and is not subject to adjustment based on changes in the trading price of our or Allied Capital common stock before the closing of the Allied Acquisition. Any change in the market price of our common stock prior to completion of the Allied Acquisition will affect the market value of the Allied Acquisition consideration that Allied Capital common stockholders will receive upon completion of the Allied Acquisition. It is possible that the conversion of Allied Capital common shares into our common shares may result in the issuance of our common shares at a price below our net asset value per share at the time of such conversion, which would result in dilution to the net asset value per share of our common stock. For a description of the impact of such an issuance, see "Risk Factors—Risks Relating to Offerings Pursuant to this Prospectus—The net asset value per share of our common stock may be diluted if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or securities to subscribe for or convertible into shares of our common stock."

              We cannot assure you that the Allied Acquisition will be consummated as scheduled, or at all. See "Pending Allied Acquisition" for a description of the terms of the Allied Acquisition and "Risk Factors—Risks Relating to Our Business—We may fail to consummate the Allied Acquisition" for a description of the risks associated with a failure to consummate the Allied Acquisition."

We may be unable to realize the benefits anticipated by the Allied Acquisition, including estimated cost savings and synergies, or it may take longer than anticipated to achieve such benefits.

              The realization of certain benefits anticipated as a result of the Allied Acquisition will depend in part on the integration of Allied Capital's investment portfolio with our investment portfolio and the integration of Allied Capital's investment portfolio or business with our business. There can be no assurance that Allied Capital's business can be operated profitably or integrated successfully into our operations in a timely fashion, or at all. The dedication of management resources to such integration may detract attention from our day-to-day business and there can be no assurance that there will not be substantial costs associated with the transition process or there will not be other material adverse effects as a result of these integration efforts. Such effects, including, but not limited to, incurring unexpected costs or delays in connection with such integration and failure of Allied Capital's investment portfolio to perform as expected, could have a material adverse effect on our financial results.

              We also expect to achieve certain cost savings and synergies from the Allied Acquisition when the two companies have fully integrated their portfolios. It is possible that our estimates of the potential cost savings and synergies could turn out to be incorrect. Allied Capital had significantly higher average borrowings and cash paid for interest expense for the nine months ended September 30, 2009. Assuming such debt remained outstanding, the combined company's annual expenses as a percentage of consolidated net assets attributable to common stock is estimated to increase for Ares Capital stockholders on a pro forma combined basis. In addition, the cost savings and synergies estimates also assume our ability to pay down or refinance certain portions of Allied Capital's debt and to combine our investment portfolio and business with Allied Capital's investment portfolio and business in a manner that permits those cost savings and synergies to be fully realized. If the estimates turn out to be incorrect or we are not able to successfully refinance or pay down Allied Capital's debt and combine the investment portfolios and businesses of the two companies, the anticipated cost savings and synergies may not be fully realized, or realized at all, or may take longer to realize than expected.

Our inability to obtain rating agency confirmation and the third party consents of financing providers to us and Allied Capital necessary to complete the transaction could delay or prevent the completion of the Allied Acquisition.

              Our obligation to complete the Allied Acquisition is subject to the prior receipt of all approvals and consents required to be obtained from applicable agents, lenders, noteholders and other parties with respect to (1) the CLO Notes and (2) Allied Capital's private notes and bank facility. If the Merger Agreement is terminated because the Allied Acquisition has not occurred by June 30, 2010 by reason of the fact that such consents have not been obtained and all of our other closing conditions have been satisfied, then we will be required to pay Allied Capital a reverse termination fee of $30 million.

              We currently intend to (1) seek rating agency confirmation with respect to the CLO Notes, (2) refinance or seek consents in respect of the Allied Acquisition with respect to Allied Capital's private notes, (3) assume Allied Capital's public notes pursuant to a supplemental indenture satisfactory to the trustee thereof and (4) retire Allied Capital's bank facility.

              Although we expect to obtain in a timely manner the confirmations, consents and approvals necessary to complete the pending Allied Acquisition and/or to engage in certain refinancing transactions in connection therewith, if we are unable to timely obtain such confirmations, consents, approvals or refinancings, the closing of the Allied Acquisition could be significantly delayed or the Allied Acquisition may not occur at all.

The Allied Acquisition or subsequent combination may trigger certain "change of control" provisions and other restrictions in certain of our and Allied Capital's contracts and the failure to obtain any required consents or waivers could adversely impact the combined company.

              Certain agreements of Allied Capital and Ares Capital or their controlled affiliates, including with respect to certain managed funds of Allied Capital and its affiliates, will or may require the consent of one or more counterparties in connection with the Allied Acquisition or subsequent combination. The failure to obtain any such consent may permit such counter-parties to terminate, or otherwise increase their rights or our or Allied Capital's obligations under, any such agreement because the Allied Acquisition may violate an anti-assignment, change of control or similar provision. If this happens, we may have to seek to replace that agreement with a new agreement or seek a waiver or amendment to such agreement. We cannot assure you that we will be able to replace, amend or obtain a waiver under any such agreement on comparable terms or at all.

              If any such agreement is material, the failure to obtain consents, amendments or waivers under, or to replace on similar terms or at all, any of these agreements could adversely affect the financial performance or results of operations of the combined company following the Allied Acquisition and subsequent combination, including preventing us from operating a material part of Allied Capital's business.

              In addition, the consummation of the Allied Acquisition and subsequent combination may violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination, cancellation, acceleration or other change of any right or obligation (including any payment obligation) under our or Allied Capital's agreements. Any such violation, conflict, breach, loss, default or other effect could, either individually or in the aggregate, have a material adverse effect on the financial condition, results of operations, assets or business of the combined company following completion of the Allied Acquisition and subsequent combination.

Several lawsuits have been filed against Allied Capital, members of Allied Capital's board of directors, us and the merger subsidiary challenging the Allied Acquisition. An adverse ruling in any such lawsuit may prevent the Allied Acquisition from becoming effective within the expected timeframe, or at all. If the Allied Acquisition is consummated, these lawsuits and other legal proceedings could have a material impact on the results of operations, cash flows or financial condition of the combined company.

              We and Allied Capital are aware that a number of lawsuits have been filed by stockholders of Allied Capital challenging the Allied Acquisition. The suits are filed either as putative stockholder class actions, shareholder derivative actions or both. All of the actions assert similar claims against the members of Allied Capital's board of directors alleging that the Merger Agreement is the product of a flawed sales process and that Allied Capital's directors breached their fiduciary duties by agreeing to a structure that was not designed to maximize the value of Allied Capital's stockholders and by failing to adequately value and obtain fair consideration for Allied Capital's shares. They also claim that we (and, in several cases, the merger subsidiary, and, in several other cases, Allied Capital) aided and abetted the directors' alleged breaches of fiduciary duties. All of the actions demand, among other things, a preliminary and permanent injunction enjoining the Allied Acquisition and rescinding the transaction or any part thereof that may be implemented. Such legal proceedings could delay or prevent the transaction from becoming effective within the agreed upon timeframe, or at all, and, if the Allied Acquisition is consummated, may be material to the results of operations, cash flows or financial condition of the combined company.

              Allied Capital is also involved in various other legal proceedings. In addition, Allied Capital's portfolio company, Ciena, is the subject of ongoing governmental investigations, audits and reviews being conducted by the Small Business Administration, the United States Secret Service, the

U.S. Department of Agriculture and the U.S. Department of Justice. Neither we nor Allied Capital can predict the eventual outcome of these investigations, audits and reviews or other legal proceedings and the ultimate outcome of such matters could, upon consummation of the Allied Acquisition, be material to the results of operations, cash flows or financial condition of the combined company. It is possible that third parties could try to seek to impose liability against the combined company in connection with these matters.

If the Allied Acquisition does not close, we won't benefit from the expenses incurred in its pursuit.

              The Allied Acquisition may not be completed. If the Allied Acquisition is not completed, we will have incurred substantial expenses for which no ultimate benefit will have been received. We have incurred out-of-pocket expenses in connection with the Allied Acquisition for investment banking, legal and accounting fees and financial printing and other related charges, much of which will be incurred even if the Allied Acquisition is not completed.

Termination of the Merger Agreement could negatively impact us.

              If the Merger Agreement is terminated, there may be various consequences, including:

  •
  Our business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the Allied Acquisition, without realizing any of the anticipated benefits of completing the Allied Acquisition;

  •
  the market price of our common stock might decline to the extent that the market price prior to termination reflects a market assumption that the Allied Acquisition will be completed; and

  •
  the payment of any reverse termination fee, if required under the circumstances, could adversely affect our financial condition and liquidity.

Under certain circumstances, we and Allied Capital are obligated to pay each other a termination fee upon termination of the Merger Agreement.

              No assurance can be given that the Allied Acquisition will be completed. The Merger Agreement provides for the payment by Allied Capital to us of a termination fee of $30 million if the Allied Acquisition is terminated by Allied Capital or us under certain circumstances ($15 million if Allied Capital stockholders do not approve the Allied Acquisition and the Merger Agreement). In addition, the Merger Agreement provides for a payment by us to Allied Capital of a reverse termination fee of $30 million under certain other circumstances. See "Pending Allied Acquisition" for a description of the terms of the Allied Acquisition.

The market price of our common stock after the Allied Acquisition may be affected by factors different from those affecting our common stock currently.

              Our business differs from that of Allied Capital in some respects and, accordingly, the results of operations of the combined company and the market price of our shares of common stock after the Allied Acquisition may be affected by factors different from those currently affecting our results of operations prior to the consummation of the Allied Acquisition.

RISKS RELATING TO OFFERINGS PURSUANT TO THIS PROSPECTUS

Our shares of common stock have recently traded at a discount from net asset value and may do so again in the future, which could limit our ability to raise additional equity capital.

              Shares of closed-end investment companies frequently trade at a market price that is less than the net asset value that is attributable to those shares. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline. It is not possible to predict whether any shares of common stock offered hereby will trade at, above, or below net asset value. As of the date of this prospectus, the stocks of BDCs as an industry, including at times shares of our common stock, have been trading below net asset value and at near historic lows as a result of concerns over liquidity, leverage restrictions and distribution requirements. When our common stock is trading below its net asset value per share, we will generally not be able to issue additional shares of our common stock at its market price without first obtaining approval for such issuance from our stockholders and our independent directors.

There is a risk that investors in our equity securities may not receive dividends or that our dividends may not grow over time and that investors in our debt securities may not receive all of the interest income to which they are entitled.

              We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. If we declare a dividend and if more stockholders opt to receive cash distributions rather than participate in our dividend reinvestment plan, we may be forced to sell some of our investments in order to make cash dividend payments.

              In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions. Further, if we invest a greater amount of assets in equity securities that do not pay current dividends, it could reduce the amount available for distribution. See "Price Range of Common Stock and Distributions."

              The above referenced distribution requirement may also inhibit our ability to make required interest payments to holders of our debt securities, which may cause a default under the terms of our debt securities. Such a default could materially increase our cost of raising capital, as well as cause us to incur penalties under the terms of our debt securities.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

              The Maryland General Corporation Law, our charter and our bylaws contain provisions that may discourage, delay or make more difficult a change in control of Ares Capital or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the Investment Company Act. Our board of directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our board, including approval by a majority of our disinterested directors. If the resolution exempting business combinations is repealed or our board does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such an offer.

              We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our board of directors in three classes serving staggered three-year terms, and provisions of our charter authorizing our board of directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, and to amend our charter, without stockholder approval, to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders.

Investing in our securities may involve an above average degree of risk.

              The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive, and therefore, an investment in our securities may not be suitable for someone with lower risk tolerance.

The market price of our common stock may fluctuate significantly.

              The capital and credit markets have experienced a period of extreme volatility and disruption that began in 2007. The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

  •
  significant volatility in the market price and trading volume of securities of publicly traded RICs, business development companies or other companies in our sector, which are not necessarily related to the operating performance of these companies;

  •
  price and volume fluctuations in the overall stock market from time to time;

  •
  changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

  •
  loss of RIC status;

  •
  changes in our earnings or variations in our operating results;

  •
  changes in the value of our portfolio of investments;

  •
  any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

  •
  departure of Ares Capital Management's key personnel;

  •
  operating performance of companies comparable to us;

  •
  short-selling pressure with respect to shares of our common stock or BDCs generally;

  •
  general economic trends and other external factors; and

  •
  loss of a major funding source.

              In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our stock price fluctuates significantly, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

The net asset value per share of our common stock may be diluted if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or securities to subscribe for or convertible into shares of our common stock.

              At our 2009 Annual Stockholders Meeting, our stockholders approved two proposals designed to allow us to access the capital markets in ways that we would otherwise be unable to as a result of restrictions that, absent stockholder approval, apply to BDCs under the Investment Company Act. Specifically, our stockholders have authorized us to sell or otherwise issue (a) shares of our common stock below its then current net asset value per share in one or more offerings subject to certain limitations (including, without limitation, that the number of shares issuable does not exceed 25% of our then outstanding common stock) and (b) warrants or securities to subscribe for or convertible into shares of our common stock subject to certain limitations (including, without limitation, that the number of shares issuable does not exceed 25% of our then outstanding common stock and that the exercise or conversion price thereof is not, at the date of issuance, less than the greater of the market value per share and the net asset value per share of our common stock). Any decision to sell shares of our common stock below its then current net asset value per share or securities to subscribe for or convertible into shares of our common stock would be subject to the determination by our board of directors that such issuance is in our and our stockholders' best interests.

              If we were to sell shares of our common stock below its then current net asset value per share, such sales would result in an immediate dilution to the net asset value per share of our common stock. This dilution would occur as a result of the sale of shares at a price below the then current net asset value per share of our common stock and a proportionately greater decrease in the stockholders' interest in our earnings and assets and their voting interest in us than the increase in our assets resulting from such issuance. Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect cannot be predicted.

              In addition, if we issue warrants or securities to subscribe for or convertible into shares of our common stock, subject to certain limitations, the exercise or conversion price per share could be less than net asset value per share at the time of exercise or conversion (including through the operation of anti-dilution protections). Because we would incur expenses in connection with any issuance of such securities, such issuance could result in a dilution of the net asset value per share at the time of exercise or conversion. This dilution would include reduction in net asset value per share as a result of the proportionately greater decrease in the stockholders' interest in our earnings and assets and their voting interest than the increase in our assets resulting from such issuance.

              Further, if current stockholders of the Company do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then current net asset value per share, their voting power will be diluted. For additional information and hypothetical examples of these risks, see "Sales of Common Stock Below Net Asset Value" and the prospectus supplement pursuant to which such sale is made.

              In addition, our common stock will suffer immediate dilution of their voting power if the Allied Acquisition is consummated. See "Risk Factors—Risks Relating to a Consummation of the Allied Acquisition—Consummation of the Allied Acquisition will cause immediate dilution to our stockholders' voting interests in us and may cause immediate dilution to the net asset value per share of our common stock."

Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares.

              In the event we issue subscription rights, stockholders who do not fully exercise their subscription rights should expect that they will, at the completion of a rights offering pursuant to this prospectus, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights. We cannot state precisely the amount of any such dilution in share ownership because we do not know at this time what proportion of the shares will be purchased as a result of such rights offering.

              In addition, if the subscription price is less than the net asset value per share of our common stock, then our stockholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offering. The amount of any decrease in net asset value is not predictable because it is not known at this time what the subscription price and net asset value per share will be on the expiration date of a rights offering or what proportion of the shares will be purchased as a result of such rights offering. Such dilution could be substantial. See "Risk Factors—Risks Relating to Offerings Pursuant to this Prospectus—The net asset value per share of our common stock and our stockholders' voting interests in us may be diluted if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or securities to subscribe for or convertible into shares of our common stock" and "Sales of Common Stock Below Net Asset Value."

Investors in offerings of our common stock will likely incur immediate dilution upon the closing of such offering.

              We generally expect the public offering price of any offering of shares of our common stock to be higher than the book value per share of our outstanding common stock (unless we offer shares pursuant to a rights offering or after obtaining prior approval for such issuance from our stockholders and our independent directors). Accordingly, investors purchasing shares of common stock in offerings pursuant to this prospectus may pay a price per share that exceeds the tangible book value per share after such offering.

Our stockholders will experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.

              All dividends declared in cash payable to stockholders that are participants in our dividend reinvestment plan are automatically reinvested in shares of our common stock. As a result, our stockholders that do not participate in our dividend reinvestment plan will experience dilution in their ownership percentage of our common stock over time.

You may receive shares of our common stock as dividends, which could result in adverse tax consequences to you.

              In order to satisfy the annual distribution requirement applicable to RICs, we have the ability to declare a large portion of a dividend in shares of our common stock instead of in cash. As long as a portion of such dividend is paid in cash (which portion can be as low as 10% for our taxable years ending on or before December 31, 2011) and certain requirements are met, the entire distribution would be treated as a dividend for U.S. federal income tax purposes. As a result, a stockholder would be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of our common stock.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

              Sales of substantial amounts of our common stock, or the availability of such common stock for sale, could adversely affect the prevailing market prices for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The trading market or market value of our publicly issued debt securities may fluctuate.

              Upon issuance, our publicly issued debt securities will not have an established trading market. We cannot assure you that a trading market for our publicly issued debt securities will ever develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, our publicly issued debt securities. These factors include, but are not limited to, the following:

  •
  the time remaining to the maturity of these debt securities;

  •
  the outstanding principal amount of debt securities with terms identical to these debt securities;

  •
  the ratings assigned by national statistical ratings agencies;

  •
  the general economic environment;

  •
  the supply of debt securities trading in the secondary market, if any;

  •
  the redemption or repayment features, if any, of these debt securities;

  •
  the level, direction and volatility of market interest rates generally; and

  •
  market rates of interest higher or lower than rates borne by the debt securities.

              You should also be aware that there may be a limited number of buyers when you decide to sell your debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities.

Terms relating to redemption may materially adversely affect your return on any debt securities that we may issue.

              If your debt securities are redeemable at our option, we may choose to redeem your debt securities at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In addition, if your debt securities are subject to mandatory redemption, we may be required to redeem your debt securities also at times when prevailing interest rates are lower than the interest rate paid on your debt securities. In this circumstance, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as your debt securities being redeemed.

Our credit ratings may not reflect all risks of an investment in our debt securities.

              Our credit ratings are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of our debt securities. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the publicly issued debt securities.

 FORWARD-LOOKING STATEMENTS

              Some of the statements in this prospectus constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus involve a number of risks and uncertainties, including statements concerning:

  •
  the Allied Acquisition;

  •
  our, or our portfolio companies', future business, operations, operating results or prospects;

  •
  the return or impact of current and future investments;

  •
  the impact of a protracted decline in the liquidity of credit markets on our business;

  •
  the impact of fluctuations in interest rates on our business;

  •
  the valuation of our investments in portfolio companies, particularly those having no liquid trading market;

  •
  our ability to recover unrealized losses;

  •
  market conditions and our ability to access alternative debt markets and additional debt and equity capital;

  •
  our contractual arrangements and relationships with third parties;

  •
  the general economy and its impact on the industries in which we invest;

  •
  the financial condition of and ability of our current and prospective portfolio companies to achieve their objectives;

  •
  our expected financings and investments;

  •
  our ability to successfully integrate any acquisitions;

  •
  the adequacy of our cash resources and working capital;

  •
  the timing, form and amount of any dividend distributions;

  •
  the timing of cash flows, if any, from the operations of our portfolio companies; and

  •
  the ability of our investment adviser to locate suitable investments for us and to monitor and administer our investments.

              We use words such as "anticipates," "believes," "expects," "intends," "will," "should," "may" and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. Our actual results and condition could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in "Risk Factors" and elsewhere in this prospectus.

              The forward-looking statements included in this prospectus have been based on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we have filed or in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

              The forward-looking statements in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Exchange Act.

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

              The Merger Agreement provides that the holders of Allied Capital common stock will be entitled to receive 0.325 shares of our common stock for each share of Allied Capital common stock held by them immediately prior to the effective time. This is estimated to result in approximately 58.3 million shares of our common stock being issued in connection with the Allied Acquisition (assuming that holders of all "in-the-money" Allied Capital stock options elect to be cashed out). The unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both us and Allied Capital, which are included elsewhere in this document. See "Index to Financial Statements."

              The following unaudited pro forma condensed consolidated financial information and explanatory notes illustrate the effect of the Allied Acquisition on our financial position and results of operations based upon the companies' respective historical financial positions and results of operations under the acquisition method of accounting with us treated as the acquirer.

              In accordance with GAAP, the assets and liabilities of Allied Capital will be recorded by us at their estimated fair values as of the date the Allied Acquisition is completed. The unaudited pro forma condensed consolidated financial information of us and Allied Capital reflects the unaudited pro forma condensed consolidated balance sheet as of September 30, 2009 and the unaudited pro forma condensed consolidated income statements for the nine months ended September 30, 2009 and the year ended December 31, 2008. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2009 assumes the Allied Acquisition took place on that date. The unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2009 and the year ended December 31, 2008 assumes the Allied Acquisition took place on January 1, 2008. The unaudited pro forma condensed consolidated balance sheet also reflects the impact of certain transactions that occurred subsequent to September 30, 2009.

              The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not indicate the results of operations or the combined financial position that would have resulted had the Allied Acquisition and subsequent combination been completed at the beginning of the applicable period presented, nor the impact of expense efficiencies, asset dispositions, share repurchases and other factors. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed consolidated financial information, the allocation of the pro forma purchase price reflected in the unaudited pro forma condensed consolidated financial information involves estimates, is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the Allied Acquisition.

              We cannot assure you that the Allied Acquisition will be consummated as scheduled, or at all. See "Pending Allied Acquisition" for a description of the terms of the Allied Acquisition and "Risk Factors—Risks Relating to Our Business—We may fail to consummate the Allied Acquisition" for a description of the risks associated with a failure to consummate the Allied Acquisition.

 Ares Capital Corporation and Subsidiaries
Pro Forma Condensed Consolidated Balance Sheet
As of September 30, 2009
Unaudited
(in thousands, except share and per share data)

	Actual Ares Capital	Adjusted Allied Capital(A)*	Pro Forma Adjustments*		Pro Forma Ares Capital Combined
Assets and Liabilities Data:
Investments	$1,967,724	$2,151,838	$(258,326	)(B)	$3,861,236
Cash and cash equivalents	61,469	356,651	(52,137	)(C)	45,204
			(320,779	)(B)
Other assets	35,888	153,113	(29,874	)(B)	159,127

Total assets	$2,065,081	$2,661,602	$(661,116)		$4,065,567

Debt	$767,871	$1,425,953	$(229,283	)(B)	$1,676,393
			(288,148	)(B)
Other liabilities	74,619	45,084	32,500	(B)	152,203

Total liabilities	842,490	1,471,037	(484,931)		1,828,596
Stockholders' equity	1,222,591	1,190,565	(258,326	)(B)	2,236,971
			(52,137	)(C)
			(49,738	)(B)
			(15,393	)(B)
			(29,874	)(B)
			229,283	(B)

Total liabilities and stockholders' equity	$2,065,081	$2,661,602	$(661,116)		$4,065,567

Total shares outstanding	109,592,728	179,361,775	58,292,577		167,885,305

Net assets per share	$11.16	$6.64	$(4.43)		$13.32

*
Please see Note 3 of the accompanying notes to pro forma condensed consolidated financial statements on page 75.

See accompanying notes to pro forma condensed consolidated financial statements.

 Ares Capital Corporation and Subsidiaries
Pro Forma Condensed Consolidated Statement of Operations
For the Nine Months Ended September 30, 2009
Unaudited
(in thousands, except share and per share data)

	Actual Ares Capital	Actual Allied Capital	Pro Forma Adjustments*		Pro Forma Ares Capital Combined
Performance Data:
Interest and dividend income	$166,842	$230,017	$—	(D)	$396,859
Fees and other income	9,166	22,233	—		31,399

Total investment income	176,008	252,250	—		428,258
Interest and credit facility fees	18,603	129,023	—	(E)	147,626
Base management fees	22,502	—	33,756	(F)	56,258
Incentive management fees	23,764	—	—	(G)	23,764
Other expenses	15,522	63,690	(25,175	)(H)	54,037

Total expenses	80,391	192,713	8,581		281,685

Net investment income before taxes	95,617	59,537	(8,581)		146,573

Income taxes	563	4,205	—		4,768

Net investment income	95,054	55,332	(8,581)		141,805

Net realized gains (losses)	(4,232)	(158,255)	—		(162,487)
Net unrealized gains (losses)	15,698	(380,528)	—		(364,830)

Net realized and unrealized gains (losses)	11,466	(538,783)	—		(527,317)
Gain on extinguishment of debt	26,543	83,532	—		110,075
Loss on extinguishment of debt	—	(117,497)	—		(117,497)

Net increase (decrease) in stockholders' equity	$133,063	$(517,416)	$(8,581)		$(392,934)

Weighted average shares outstanding	99,066,652	178,814,954	58,292,577	(I)	157,359,229

Earnings (loss) per share	$1.34	$(2.89)	$(0.15)		$(2.50)

*
Please see Note 3 of the accompanying notes to pro forma condensed consolidated financial statements on page 75.

See accompanying notes to pro forma condensed consolidated financial statements.

 Ares Capital Corporation and Subsidiaries
Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2008
Unaudited
(in thousands, except share and per share data)

	Actual Ares Capital	Actual Allied Capital	Pro Forma Adjustments*		Pro Forma Ares Capital Combined
Performance Data:
Interest and dividend income	$212,675	$457,418	$—	(D)	$670,093
Fees and other income	27,786	44,826	—		72,612

Total investment income	240,461	502,244	—		742,705
Interest and credit facility fees	36,515	148,930	—	(E)	185,445
Base management fees	30,463	—	68,777	(F)	99,240
Incentive management fees	31,748	—	16,358	(G)	48,106
Other expenses	14,495	137,634	(65,249	)(H)	86,880

Total expenses	113,221	286,564	19,886		419,671

Net investment income before taxes	127,240	215,680	(19,886)		323,034

Income taxes	248	2,506	—		2,754

Net investment income	126,992	213,174	(19,886)		320,280

Net realized gains (losses)	6,371	(129,418)	—		(123,047)
Net unrealized gains (losses)	(272,818)	(1,123,762)	—		(1,396,580)

Net realized and unrealized gains (losses)	(266,447)	(1,253,180)	—		(1,519,627)
Gain on extinguishment of debt	—	—	—		—
Loss on extinguishment of debt	—	—	—		—

Net increase (decrease) in stockholders' equity	$(139,455)	$(1,040,006)	$(19,886)		$(1,199,347)

Weighted average shares outstanding	89,666,243	172,996,114	58,292,577	(I)	147,958,820

Earnings (loss) per share	$(1.56)	$(6.01)	$(0.34)		$(8.11)

*
Please see Note 3 of the accompanying notes to pro forma condensed consolidated financial statements on page 75.

See accompanying notes to pro forma condensed consolidated financial statements.

 Ares Capital Corporation and Subsidiaries

Pro Forma Schedule of Investments
Unaudited
As of September 30, 2009
(Dollar Amounts in Thousands)

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Financial
AGILE Fund I, LLC(4)	Investment company	Member interest			$665	$417	$665	$417

AllBridge Financial, LLC(4)	Investment company	Senior secured loan (6.6%, due 12/09)			1,311	1,311	1,311	1,311
		Common equity			40,118	15,523	40,118	15,523

Allied Capital Senior Debt Fund, L.P.(4)(6)	Investment partnership	Limited partnership interest			31,800	33,044	31,800	33,044

BB&T Capital Partners/Windsor Mezzanine Fund, LLC(5)	Investment company	Member interest			11,789	10,009	11,789	10,009

Calder Capital Partners, LLC(4)	Investment company	Senior secured loan (12.5%, due 5/09)(3)			4,496	1,100	4,496	1,100
		Member interest			2,453	—	2,453	—

Callidus Capital Corporation(4)	Investment company	Senior subordinated note (18.0%, due 8/13)(2)			20,939	15,165	20,939	15,165
		Common stock (100 shares)			—	—	—	—

Callidus Debt Partners CDO Fund I, Ltd.	Investment company	Class C notes (12.9%, due 12/13)(3)			19,527	2,935	19,527	2,935
		Class D notes (17.0%, due 12/13)(3)			9,454	—	9,454	—

Callidus Debt Partners CLO Fund III, Ltd.	Investment company	Preferred stock (23,600,000 shares)			20,138	2,199	20,138	2,199

Callidus Debt Partners CLO Fund IV, Ltd.	Investment company	Class D notes (5.1%, due 4/20)			2,160	1,653	2,160	1,653
		Income notes (0.0%)			14,868	4,366	14,868	4,366

Callidus Debt Partners CLO Fund V, Ltd.	Investment company	Income notes (2.6%)			13,521	4,625	13,521	4,625

Callidus Debt Partners CLO Fund VI, Ltd.	Investment company	Class D notes (6.5%, due 10/21)			7,602	3,833	7,602	3,833
		Income notes (0.0%)			29,144	4,155	29,144	4,155

Callidus Debt Partners CLO Fund VII, Ltd.	Investment company	Income notes (0.0%)			24,824	5,431	24,824	5,431

Callidus MAPS CLO Fund I LLC	Investment company	Class E notes (5.8%, due 12/17)			17,000	11,400	17,000	11,400
		Income notes (0.0%)			41,176	13,662	41,176	13,662

Callidus MAPS CLO Fund II, Ltd.	Investment company	Class D notes (4.8%, due 7/22)			3,785	3,068	3,785	3,068
		Income notes (0.9%)			18,109	4,819	18,109	4,819

Carador PLC(5)	Investment company	Ordinary shares (7,110,525 shares)	$9,033	$2,311			9,033	2,311

Catterton Partners VI, L.P.	Investment partnership	Limited partnership interest			3,287	1,789	3,287	1,789

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
CIC Flex, LP	Investment partnership	Limited partnership units (0.69 units)	41	41			41	41

Ciena Capital LLC(4)	Investment banking services	Senior secured loan (5.5%, due 3/09)(3)			319,031	102,232	319,031	102,232
		Class B equity interest			119,436	—	119,436	—
		Class C equity interest			109,097	—	109,097	—

Commercial Credit Group, Inc.	Commercial equipment finance and leasing company	Senior subordinated note (15.0%, due 6/15)			21,970	21,970	21,970	21,970
		Preferred stock (64,679 shares)			15,543	6,212	15,543	6,212
		Warrants			—	—	—	—

Cortec Group Fund IV, L.P.	Investment partnership	Limited partnership interest			6,572	3,812	6,572	3,812

Covestia Capital Partners, LP	Investment partnership	Limited partnership units	1,059	1,059			1,059	1,059

Direct Capital Corporation(4)	Commercial equipment finance and leasing company	Senior secured loan (8.0%, due 1/14)(3)			8,175	8,573	8,175	8,573
		Senior subordinated note (16.0%, due 3/13)(3)			55,496	7,139	55,496	7,139
		Common stock (2,317,020 shares)			25,732	—	25,732	—

Dryden XVIII Leveraged Loan 2007 Limited	Investment company	Class B notes (5.0%, due 10/19)(3)			7,872	2,355	7,872	2,355
		Income notes (0.0%)			23,164	2,415	23,164	2,415

Dynamic India Fund IV	Investment company	Common equity			9,350	7,982	9,350	7,982

eCentury Capital Partners, L.P.	Investment partnership	Limited partnership interest			7,274	—	7,274	—

Fidus Mezzanine Capital, L.P.	Investment partnership	Limited partnership interest			12,828	7,804	12,828	7,804

Financial Pacific Company(4)	Commercial equipment finance and leasing company	Senior subordinated loan (17.0%, due 2/12)(2)			58,861	41,417	58,861	41,417
		Junior subordinated loan (20.0% due 8/12)(2)			10,009	—	10,009	—
		Preferred stock (9,458 shares)			8,865	—	8,865	—
		Common stock (12,711 shares)			12,783	—	12,783	—

Firstlight Financial Corporation(5)	Investment company	Senior subordinated note (1.0%, due 12/16)(2)	72,871	54,670			72,871	54,670
		Common stock (40,000 shares)	40,000	—			40,000	—

Ivy Hill Asset Management, L.P.(4)	Investment partnership	Member interest	3,586	11,088			3,586	11,088

Ivy Hill Middle Market Credit Fund, Ltd.(4)	Investment company	Class B deferrable interest notes (6.7%, due 11/18)	40,000	36,800			40,000	36,800
		Subordinated notes (due 11/18)	15,681	14,113			15,681	14,113

Imperial Capital Group, LLC and Imperial Capital Private Opportunities, LP(5)	Investment banking services	Limited partnership interest	3,094	3,094			3,094	3,094
		Common units (10,551 units)	15,000	20,003			15,000	20,003

Knightsbridge CLO 2007-1 Ltd.(4)	Investment company	Class E notes (9.5%, due 1/22)			18,700	11,160	18,700	11,160
		Income notes (13.3%)			38,746	22,640	38,746	22,640

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Knightsbridge CLO 2008-1 Ltd.(4)	Investment company	Class C notes (7.8%, due 6/18)			12,800	12,246	12,800	12,246
		Class D notes (8.8%, due 6/18)			8,000	7,080	8,000	7,080
		Class E notes (5.3%, due 6/18)			11,081	9,798	11,081	9,798
		Income notes (21.2%)			21,327	20,112	21,327	20,112

Kodiak Fund LP	Investment partnership	Limited partnership interest			9,332	900	9,332	900

Novak Biddle Venture Partners III, L.P.	Investment partnership	Limited partnership interest			2,018	1,037	2,018	1,037

Pangaea CLO 2007-1 Ltd.	Investment company	Class D notes (5.3%, due 1/21)			11,985	7,795	11,985	7,795

Partnership Capital Growth Fund I, LP	Investment partnership	Limited partnership interest	2,711	2,711			2,711	2,711

SPP Mezzanine Funding II, L.P.	Investment partnership	Limited partnership interest			7,605	6,987	7,605	6,987

Senior Secured Loan Fund LLC(4)(6)	Private debt fund	Subordinated certificates (8.4%)			165,248	165,000	165,248	165,000
		Member interest			1	—	1	—

Trivergence Capital Partners, LP	Investment partnership	Limited partnership interest	1,672	1,672			1,672	1,672

VSC Investors LLC	Investment company	Member interest	635	635			635	635

Webster Capital II, L.P.	Investment partnership	Limited partnership interest			1,338	809	1,338	809

Total			205,383	148,197	1,478,405	617,979	1,683,788	766,176

Business Services
BenefitMall Holdings, Inc.	Employee benefits broker services company	Senior subordinated note (18.0%, due 6/14)(2)			40,250	40,250	40,250	40,250
		Common stock (39,274,290 shares)			39,274	73,729	39,274	73,729
		Warrants			—	—	—	—

Booz Allen Hamilton, Inc.	Strategy and technology consulting services	Senior secured loan (7.5%, due 7/15)	728	743			728	743
		Senior subordinated loan (13.0%, due 7/16)(2)	22,416	22,650			22,416	22,650

CitiPostal Inc.(4)	Document storage and management services	Senior secured revolving loan (3.7%, due 12/13)			683	683	683	683
		Senior secured loan (12.0%, due 12/13)(2)			51,001	51,001	51,001	51,001
		Senior subordinated note (16.0%, due 12/15)(2)			10,265	10,265	10,265	10,265
		Common stock (37,024 shares)			12,726	1,124	12,726	1,124

Cook Inlet Alternative Risk, LLC	Risk management services	Senior secured loan (10.8%, due 4/13)			87,286	69,000	87,286	69,000
		Member interest			552	—	552	—

Digital VideoStream, LLC	Media content supply chain services company	Senior secured loan (11.0%, due 2/12)(2)			13,155	12,825	13,155	12,825
		Convertible subordinated note (10.0%, due 2/16)(2)			4,883	4,883	4,883	4,883

Diversified Mercury Communications, LLC	Business media consulting services	Senior secured loan (4.5%, due 3/13)			2,803	2,525	2,803	2,525

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Higginbotham Insurance Agency, Inc.(6)	Insurance agency	Junior secured loan (11.5%, due 8/13)			27,174	27,174	27,174	27,174
		Subordinated note (16.0%, due 8/14)			25,955	25,955	25,955	25,955
		Common stock (23,695 shares)			23,695	12,355	23,695	12,355
		Warrants			—	—	—	—

Impact Innovations Group, LLC(4)	Management consulting services	Member interest			—	322	—	322

Investor Group Services, LLC(5)	Financial consulting services	Member interest	—	500			—	500

Market Track Holdings, LLC	Business media consulting services company	Senior secured revolving loan (8.0%, due 6/14)			2,450	2,392	2,450	2,392
		Junior subordinated loan (15.9%, due 6/14)(2)			24,504	23,166	24,504	23,166

Multi-Ad Services, Inc.(5)	Marketing services and software provider	Senior secured loan (11.3%, due 11/11)			2,491	2,488	2,491	2,488
		Preferred equity			1,737	1,206	1,737	1,206

MVL Group, Inc.(4)	Marketing research provider	Senior secured loan (12.0%, due 7/12)			25,256	25,256	25,256	25,256
		Senior subordinated loan (14.5%, due 7/12)(2)			41,402	36,021	41,402	36,021
		Junior subordinated note (8.0%, due 7/12)(3)			139	—	139	—
		Common stock (560,716 shares)			555	—	555	—

PC Helps Support, LLC	Technology support provider	Senior secured loan (4.3%, due 12/13)			8,210	7,763	8,210	7,763
		Junior subordinated loan (12.8%, due 12/13)			27,013	25,572	27,013	25,572

Pendum Acquisition, Inc.(5)	Outsourced provider of ATM services	Common stock (8,872 shares)			—	—	—	—

Pillar Holdings LLC and PHL Holding Co.(5)	Mortgage services	Senior secured revolving loan (5.8%, due 11/13)	1,313	1,313			1,313	1,313
		Senior secured loan (14.5%, due 5/14)	7,375	7,375			7,375	7,375
		Senior secured loan (5.8%, due 11/13)	27,452	27,452			27,452	27,452
		Common stock (84.78 shares)	3,768	7,234			3,768	7,234

Primis Marketing Group, Inc. and Primis Holdings, LLC(5)	Database marketing services	Senior subordinated note (15.5%, due 2/13)(2)(3)	10,222	511			10,222	511
		Preferred units (4,000 units)	3,600	—			3,600	—
		Common units (4,000,000 units)	400	—			400	—

Prommis Solutions LLC, E-Default Services, LLC, Statewide Tax and Title Services, LLC and Statewide Publishing Services, LLC (formerly known as MR Processing Holding Corp.)	Bankruptcy and foreclosure processing services	Senior subordinated note (13.5%, due 2/14)(2)	52,892	51,834			52,892	51,834
		Preferred stock (30,000 shares)	3,000	6,221			3,000	6,221

Promo Works, LLC	Marketing services	Senior secured loan (12.3%, due 12/11)			22,994	20,312	22,994	20,312

R2 Acquisition Corp.	Marketing services	Common stock (250,000 shares)	250	250			250	250

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
SGT India Private Limited(5)	Technology consulting services	Common stock (150,596 shares)			4,158	—	4,158	—

Summit Business Media, LLC	Business media consulting services	Junior secured loan (15.0%, due 11/13)(2)(3)	10,276	1,600			10,276	1,600

Summit Energy Services, Inc.	Energy management consulting services	Common stock (415,982 shares)			1,861	2,150	1,861	2,150

Venturehouse-Cibernet Investors, LLC	Financial settlement services for intercarrier wireless roaming	Equity interest			—	—	—	—

VSS-Tranzact Holdings, LLC(5)	Management consulting services	Member interest	10,000	6,000			10,000	6,000

Total			153,692	133,683	502,472	478,417	656,164	612,100

Healthcare
Air Medical Group Holdings LLC(5)	Medical escort services	Senior secured revolving loan (4.3%, due 3/11)			4,642	4,456	4,642	4,456
		Preferred stock			2,993	20,000	2,993	20,000

American Renal Associates, Inc.	Dialysis provider	Senior secured loan (8.5%, due 12/10)	1,082	1,082			1,082	1,082
		Senior secured loan (8.5%, due 12/11)	10,401	10,401			10,401	10,401

Axium Healthcare Pharmacy, Inc.	Specialty pharmacy provider	Senior subordinated note (8.0%, due 3/15)(2)			2,975	2,380	2,975	2,380

Capella Healthcare, Inc.	Acute care hospital operator	Junior secured loan (13.0%, due 2/16)	85,000	82,450			85,000	82,450

CT Technologies Intermediate Holdings, Inc. and CT Technologies Holdings, LLC(5)	Healthcare analysis services	Preferred stock (7,427 shares)	7,427	7,055			7,427	7,055
		Common stock (11,225 shares)	4,000	8,134			4,000	8,134

DSI Renal, Inc.	Dialysis provider	Senior secured revolving loan (5.3%, due 3/13)	7,890	6,788			7,890	6,788
		Senior secured loan (5.3%, due 4/14)	12,161	14,472			12,161	14,472
		Senior subordinated note (16.0%, due 4/14)(2)	77,114	59,840			77,114	59,840

GC Merger Sub I, Inc.	Drug testing services	Senior secured loan (4.3%, due 12/14)	22,320	20,064			22,320	20,064

HCP Acquisition Holdings, LLC(4)	Healthcare compliance advisory services	Class A units (10,062,095 units)	10,062	7,194			10,062	7,194

Heartland Dental Care, Inc.	Dental services	Senior subordinated note (14.3%, due 8/13)(2)	32,717	32,717			32,717	32,717

Insight Pharmaceuticals Corporation(4)	OTC drug products manufacturer	Senior subordinated note (15.0%, due 9/12)(2)			54,100	52,098	54,100	52,098
		Common stock (155,000 shares)			40,413	10,419	40,413	10,419

Magnacare Holdings, Inc., Magnacare Administrative Services, LLC, and Magnacare, LLC	Healthcare professional provider	Senior subordinated note (14.8%, due 12/12)(2)	3,241	4,646			3,241	4,646

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
MPBP Holdings, Inc., Cohr Holdings, Inc., and MPBP Acquisition Co., Inc.	Healthcare equipment services	Senior secured loan (due 1/14)	512	489			512	489
		Junior secured loan (6.5%, due 1/14)	32,000	8,000			32,000	8,000
		Common stock (50,000 shares)	5,000	—			5,000	—

MWD Acquisition Sub, Inc.	Dental services	Junior secured loan (6.5%, due 5/12)	5,000	4,350			5,000	4,350

OnCURE Medical Corp.	Radiation oncology care provider	Senior secured loan (3.8%, due 8/09)	3,076	2,707			3,076	2,707
		Senior subordinated note (12.5%, due 8/13)(2)	32,542	29,288			32,542	29,288
		Common stock (857,143 shares)	3,000	3,000			3,000	3,000

Passport Health Communications, Inc., Passport Holding Corp, and Prism Holding Corp.	Healthcare technology provider	Senior secured loan (10.5%, due 5/14)	24,471	23,981			24,471	23,981
		Series A preferred stock (1,594,457 shares)	9,900	9,900			9,900	9,900
		Common stock (16,106 shares)	100	100			100	100

PG Mergersub, Inc.	Provider of patient surveys, management reports and national databases for the integrated healthcare delivery system	Senior subordinated note (12.5%, due 3/16)	3,935	3,920			3,935	3,920
		Preferred stock (333 shares)	333	334			333	334
		Common stock (16,667 shares)	167	167			167	167

Reed Group, Ltd.	Medical disability management services provider	Senior secured loan (6.4%, due 12/13)			11,929	9,530	11,929	9,530
		Senior subordinated loan (15.8%, due 12/13)(2)			19,013	14,924	19,013	14,924
		Common equity			1,800	—	1,800	—

Regency Healthcare Group, LLC(5)	Hospice provider	Preferred member interest			1,302	1,841	1,302	1,841

The Schumacher Group of Delaware, Inc.	Outsourced physician service provider	Senior subordinated note (12.1%, due 7/12)(2)	36,138	36,138			36,138	36,138

Soteria Imaging Services, LLC(5)	Outpatient medical imaging provider	Junior secured loan (11.3%, due 11/10)			4,204	4,154	4,204	4,154
		Preferred member interest			1,881	1,283	1,881	1,283

Triad Laboratory Alliance, LLC	Laboratory services	Senior secured loan (8.5%, due 12/11)	4,116	4,282			4,116	4,282
		Senior subordinated note (13.8%, due 12/12)(2)	15,534	15,068			15,534	15,068

VOTC Acquisition Corp.	Radiation oncology care provider	Senior secured loan (13.0%, due 7/12)(2)	17,329	17,329			17,329	17,329
		Series E preferred shares (3,888,222 shares)	8,748	3,800			8,748	3,800

Total			475,316	417,696	145,252	121,085	620,568	538,781

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Services—Other
3SI Security Systems, Inc.	Cash protection systems provider	Senior subordinated note (16.0%, due 8/13)(3)			20,443	14,865	20,443	14,865
		Subordinated loan (18.0%, due 8/13)(2)(3)			9,030	—	9,030	—

American Residential Services, LLC	Plumbing, heating and air-conditioning services	Junior secured loan (12.0%, due 4/15)(2)	20,505	19,685			20,505	19,685

Avborne, Inc.(4)	Maintenance, repair and overhaul service provider	Preferred stock (12,500 shares)			—	904	—	904
		Common stock (27,500 shares)			—	—	—	—

Avborne Heavy Maintenance, Inc.(4)	Maintenance, repair and overhaul service provider	Common stock (2,750 shares)			—	—	—	—

Aviation Properties Corporation(4)	Aviation services	Common stock (100 shares)			93	—	93	—

Coverall North America, Inc.(4)	Commercial janitorial service provider	Senior secured loan (12.0%, due 7/11)			31,565	31,565	31,565	31,565
		Senior subordinated note (15.0%, due 7/11)(2)			5,553	5,553	5,553	5,553
		Common stock (763,333 shares)			14,362	21,261	14,362	21,261

Diversified Collection Services, Inc.	Collections services	Senior secured loan (9.50%, due 8/11)	12,983	14,714			12,983	14,714
		Senior secured loan (13.8%, due 2/11)	1,931	1,931			1,931	1,931
		Senior secured loan (13.8%, due 8/11)	7,492	7,492			7,492	7,492
		Preferred stock (14,927 shares)	169	264			169	264
		Common stock (592,820 shares)	295	286	734	920	1,029	1,206

Driven Brands, Inc.(5)	Automotive aftermarket service provider	Subordinated notes (15.0%, due 7/15)			42,840	41,538	42,840	41,538
		Subordinated loan (18.0%, due 7/15)(2)			46,637	44,860	46,637	44,860
		Common stock (3,772,098 shares)			9,516	2,500	9,516	2,500

Freedom Financial Network, LLC	Debt relief consulting services	Senior subordinated note (13.5%, due 2/14)			5,953	6,000	5,953	6,000

GCA Services Group, Inc.	Custodial services	Senior secured loan (12.0%, due 12/11)	37,788	37,889			37,788	37,889

Growing Family, Inc. and GFH Holdings, LLC	Photography services	Senior secured revolving loan (10.5%, due 8/11)(2)(3)	1,513	454			1,513	454
		Senior secured loan (13.0%, due 8/11)(2)(3)	11,188	3,356			11,188	3,356
		Senior secured loan (11.3%, due 8/11)(3)	372	111			372	111
		Senior secured loan (15.5%, due 8/11)(2)(3)	3,722	1,117			3,722	1,117
		Common stock (552,430 shares)	872	—			872	—

NPA Acquisition, LLC	Powersport vehicle auction operator	Junior secured loan (7.0%, due 2/13)	12,000	12,000			12,000	12,000
		Common units (1,709 shares)	1,000	2,300			1,000	2,300

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Tradesmen International, Inc.	Construction labor support	Junior secured loan (12.0%, due 12/12)			39,793	18,347	39,793	18,347

Trover Solutions, Inc.	Healthcare collections services	Junior subordinated loan (12.0%, due 11/12)(2)			56,510	52,568	56,510	52,568

United Road Towing, Inc.	Towing company	Junior secured loan (11.8%, due 1/14)			18,988	18,792	18,988	18,792

Web Services Company, LLC	Laundry service and equipment provider	Senior secured loan (5.3%, due 8/14)	4,582	4,802			4,582	4,802
		Senior subordinated loan (14.0%, due 8/16)(2)	43,743	41,556			43,743	41,556

Total			160,155	147,957	302,017	259,673	462,172	407,630

Consumer Products—Non-Durable
Augusta Sportswear Group, Inc.(6)	Team apparel manufacturer	Common stock (2,500 shares)			2,500	1,523	2,500	1,523

Bushnell, Inc.	Sports optics manufacturer	Junior secured loan (6.8%, due 2/14)			40,161	30,204	40,161	30,204

CR Holding, Inc.(4)(6)	Cleaning products manufacturer	Senior subordinated note (16.6%, due 2/13)(2)(3)			40,510	10,271	40,510	10,271
		Common stock (32,090,696 shares)			28,744	—	28,744	—

Gilchrist & Soames, Inc.	Personal care manufacturer	Senior subordinated loan (13.4%, due 10/13)			25,186	23,101	25,186	23,101

The Homax Group, Inc.(6)	Home improvement products manufacturer	Senior secured loan (6.2%, due 10/12)(2)			9,997	9,059	9,997	9,059
		Senior secured revolver (8.0% due 10/12)(2)			75	109	75	109
		Senior subordinated note (14.5%, due 4/14)(2)			13,619	4,945	13,619	4,945
		Preferred stock (76 shares)			76	—	76	—
		Common stock (24 shares)			5	—	5	—
		Warrants			954	—	954	—

Innovative Brands, LLC	Consumer products and personal care manufacturer	Senior secured loan (15.5%, due 9/11)	17,421	17,421			17,421	17,421

Making Memories Wholesale, Inc.(4)	Scrapbooking branded products manufacturer	Senior secured loan (10.0%, due 8/14)	7,869	9,875			7,869	9,875
		Senior secured loan (15.0%, due 8/14)(2)	4,070	3,025			4,070	3,025
		Common stock (100 shares)	—	—			—	—

Progressive International Corporation(5)(6)	Kitchenware manufacturer	Preferred stock (500 shares)			500	5,847	500	5,847
		Common stock (197 shares)			13	153	13	153
		Warrants			—	—	—	—

Shoes for Crews, LLC	Safety footwear and slip-related mat manufacturer	Senior secured loan (5.5%, due 7/10)	304	302			304	302

The Step2 Company, LLC	Toy manufacturer	Senior secured loan (11.0%, due 4/12)(2)			94,396	89,550	94,396	89,550
		Equity interests			2,156	1,528	2,156	1,528

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
The Thymes, LLC(4)	Cosmetic products manufacturer	Preferred stock (8.0%, 6,283 shares)(2)	6,283	5,654			6,283	5,654
		Common stock (5,400 shares)	—	—			—	—

Wear Me Apparel, LLC(5)(6)	Clothing manufacturer	Senior subordinated note (17.5%, due 4/13)(2)(3)	24,110	18,083	127,316	71,345	151,426	89,428
		Subordinated note (9.0%, due 4/14)(3)			11,243	—	11,243	—
		Common stock (10,086 shares)	10,000	—	39,549	—	49,549	—

Woodstream Corporation	Pest control, wildlife caring and control products manufacturer	Senior subordinated note (12.0%, due 2/15)			89,678	74,221	89,678	74,221
		Common stock (6,960 shares)			6,961	2,000	6,961	2,000

Total			70,057	54,360	533,639	323,856	603,696	378,216

Restaurants and Food Services
ADF Capital, Inc. and ADF Restaurant Group, LLC	Restaurant owner and operator	Senior secured revolving loan (6.5%, due 11/13)	3,418	3,418			3,418	3,418
		Senior secured loan (12.5%, due 11/12)(2)	34,691	34,684			34,691	34,684
		Promissory note (12.0%, due 11/16)(2)	13,093	13,795			13,093	13,795
		Warrants to purchase 0.61 shares	—	4,370			—	4,370

Encanto Restaurants, Inc.	Restaurant owner and operator	Junior secured loan (11.0%, due 8/13)(2)	25,438	24,166			25,438	24,166

Hot Light Brands, Inc.(4)	Restaurant owner and operator	Senior secured loan (9.0%, due 2/11)(3)			30,572	10,471	30,572	10,471
		Common stock (93,500 shares)			5,151	—	5,151	—

Hot Stuff Foods, LLC(4)	Convenience food service retailer	Senior secured loan (3.7%, due 2/11)			610	610	610	610
		Senior secured loan (3.7%, due 2/12)			44,700	44,807	44,700	44,807
		Junior secured loan (7.2% due 8/12)(3)			31,237	34,900	31,237	34,900
		Senior subordinated note (15.0%, due 2/13)(2)(3)			31,401	14,901	31,401	14,901
		Subordinated note (16.0%, due 2/13)(2)(3)			20,749	—	20,749	—
		Common stock (1,147,453 shares)			56,187	—	56,187	—

Huddle House, Inc.(4)	Restaurant owner and operator	Senior subordinated note (15.0%, due 12/15)(2)			19,494	19,494	19,494	19,494
		Common stock (358,428 shares)			36,348	7,651	36,348	7,651

OTG Management, Inc.	Airport restaurant operator	Junior secured loan (20.5%, due 6/13)(2)	15,884	15,884			15,884	15,884
		Warrants to purchase 89,000 shares	—	750			—	750

S.B. Restaurant Company	Restaurant owner and operator	Senior secured loan (9.8%, due 4/11)			38,184	33,606	38,184	33,606
		Preferred stock (46,690 shares)			117	—	117	—
		Warrants			534	—	534	—

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Vistar Corporation and Wellspring Distribution Corporation	Food service distributor	Senior subordinated note (13.5%, due 5/15)	73,625	69,944			73,625	69,944
		Class A non-voting common stock (1,366,120 shares)	7,500	3,253			7,500	3,253

Total			173,649	170,264	315,284	166,440	488,933	336,704

Beverage, Food and Tobacco
3091779 Nova Scotia Inc.	Baked goods manufacturer	Junior secured loan (14.0%, due 11/12)(2)	15,047	11,278			15,047	11,278
		Senior secured revolving loan (8.0%, due 11/12)	6,757	7,127			6,757	7,127
		Warrants to purchase 57,545 shares	—	—			—	—

Apple & Eve, LLC and US Juice Partners, LLC(5)	Juice manufacturer	Senior secured loan (14.5%, due 10/13)	36,086	35,726			36,086	35,726
		Senior units (50,000 units)	5,000	3,500			5,000	3,500

Best Brands Corporation	Baked goods manufacturer	Senior secured loan (7.5%, due 12/12)(2)	10,966	13,135			10,966	13,135
		Senior secured loan (7.5%, due 6/13)(2)	7,462	8,759			7,462	8,759
		Junior secured loan (16.0%, due 6/13)(2)	48,397	49,036			48,397	49,036

Border Foods, Inc.(4)	Green chile and jalapeno products manufacturer	Senior secured loan (12.9%, due 3/12)			29,495	34,876	29,495	34,876
		Preferred stock (100,000 shares)			12,721	16,585	12,721	16,585
		Common stock (260,467 shares)			3,847	—	3,847	—

Bumble Bee Foods, LLC and BB Co-Invest LP	Canned seafood manufacturer	Senior subordinated loan (16.3%, due 11/18)(2)	30,756	30,756			30,756	30,756
		Common stock (4,000 shares)	4,000	5,700			4,000	5,700

Charter Baking Company, Inc.	Baked goods manufacturer	Senior subordinated note (13.0%, due 2/13)(2)	5,874	5,874			5,874	5,874
		Preferred stock (6,258 shares)	2,500	1,725			2,500	1,725

Distant Lands Trading Co.	Coffee manufacturer	Senior secured revolving loan (6.3%, due 11/11)			6,781	6,358	6,781	6,358
		Senior secured loan (11.0%, due 11/11)			43,499	41,967	43,499	41,967
		Common stock (3,451 shares)			3,451	1,147	3,451	1,147

Farley's & Sathers Candy Company, Inc.(6)	Confections manufacturer	Junior secured loan (8.3%, due 3/11)			2,496	2,492	2,496	2,492

Ideal Snacks Corporation	Snacks manufacturer	Senior secured loan (8.5%, due 6/11)			1,084	1,068	1,084	1,068

Total			172,845	172,616	103,374	104,493	276,219	277,109

Education
Campus Management Corp. and Campus Management Acquisition Corp.(5)	Education software developer	Senior secured loan (16.0%, due 8/13)(2)	33,774	33,774			33,774	33,774
		Senior secured loan (13.0%, due 8/13)(2)	9,028	9,028			9,028	9,028
		Preferred stock (8.0%, 493,147 shares)(2)	8,952	12,800			8,952	12,800

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Community Education Centers, Inc.	Offender re-entry and in-prison treatment services provider	Senior subordinated loan (19.5%, due 11/13)(2)			36,602	36,501	36,602	36,501

eInstruction Corporation	Developer, manufacturer and retailer of educational products	Junior secured loan (7.8%, due 7/14)			16,938	15,471	16,938	15,471
		Subordinated loan (16.0%, due 1/15)(2)			19,013	17,237	19,013	17,237
		Common stock (2,406 shares)			2,500	750	2,500	750

ELC Acquisition Corporation	Developer, manufacturer and retailer of educational products	Senior secured loan (3.5%, due 11/12)	162	154			162	154
		Junior secured loan (7.3%, due 11/13)	8,333	7,917			8,333	7,917

Instituto de Banca y Comercio, Inc. Leeds IV Advisors, Inc.	Private school operator	Senior secured revolving loan (6.5%, due 3/14)	1,232	1,232			1,232	1,232
		Senior secured loan (8.5%, due 3/14)	11,730	11,730			11,730	11,730
		Senior subordinated loan (16.0%, due 6/14)(2)	30,644	30,644			30,644	30,644
		Preferred stock (306,388 shares)	1,456	3,479			1,456	3,479
		Common stock (354,863 shares)	89	4,029			89	4,029

Lakeland Finance, LLC	Private school operator	Senior secured note (11.5%, due 12/12)	33,000	33,000			33,000	33,000

R3 Education, Inc.(5)	Medical school operator	Senior secured revolving loan (6.3%, due 12/12)	1,186	1,162			1,186	1,162
		Senior secured loan (6.3%, due 12/12)	21,388	20,960			21,388	20,960
		Member interest	15,800	17,185			15,800	17,185
		Preferred stock (8,800 shares)	2,200	2,200			2,200	2,200

Total			178,974	189,294	75,053	69,959	254,027	259,253

Manufacturing
Arrow Group Industries, Inc.	Residential and outdoor shed manufacturer	Senior secured loan (5.3%, due 4/10)	5,653	5,223			5,653	5,223

Broadcast Electronics, Inc.(6)	Radio manufacturer	Senior secured loan (8.8%, due 11/11)(2)(3)			4,847	340	4,847	340
		Preferred stock (2,044 shares)			—	—	—	—

Component Hardware Group, Inc.	Commercial equipment manufacturer	Senior subordinated note (13.5%, due 1/13)(2)			18,876	16,587	18,876	16,587

Emerald Performance Materials, LLC	Polymers and performance materials manufacturer	Senior secured loan (8.3%, due 5/11)	9,554	9,172			9,554	9,172
		Senior secured loan (8.5%, due 5/11)	156	150			156	150
		Senior secured loan (10.0%, due 5/11)	1,604	1,508			1,604	1,508
		Senior secured loan (16.0%, due 5/11)(2)	4,900	4,704			4,900	4,704

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Jakel, Inc.(4)	Electric motor manufacturer	Senior subordinated loan (15.5%, due 3/08)(2)(3)			748	374	748	374

NetShape Technologies, Inc.	Metal precision engineered components manufacturer	Senior secured loan (4.0%, due 2/13)			875	368	875	368

Penn Detroit Diesel Allison, LLC(4)	Diesel engine manufacturer	Member interest			20,081	13,870	20,081	13,870

Postle Aluminum Company, LLC(5)	Aluminum distribution provider	Senior secured loan (6.0%, due 10/12)(2)(3)			34,876	15,308	34,876	15,308
		Senior subordinated loan (3.0%, due 10/12)(2)(3)			23,868	—	23,868	—
		Member interest			2,174	—	2,174	—

Qualitor, Inc.	Automotive aftermarket components supplier	Senior secured loan (6.0%, due 12/11)	1,743	1,656			1,743	1,656
		Junior secured loan (9.0%, due 6/12)	5,000	4,750			5,000	4,750

Reflexite Corporation(4)	Developer and manufacturer of high-visibility reflective products	Senior subordinated loan (18.0%, due 2/15)(2)	16,557	16,557			16,557	16,557
		Common stock (1,821,860 shares)	27,435	24,898			27,435	24,898

Saw Mill PCG Partners LLC	Precision components manufacturer	Common units (1,000 units)	1,000	—			1,000	—

Service Champ, Inc.(4)	Automotive aftermarket components supplier	Senior subordinated loan (15.5%, due 4/12)(2)			27,515	27,515	27,515	27,515
		Common stock (55,112 shares)			11,785	28,321	11,785	28,321

Stag-Parkway, Inc.(4)	Automotive aftermarket components supplier	Junior subordinated loan (10.0%, due 7/12)			19,000	19,000	19,000	19,000
		Common stock (25,000 shares)			32,686	7,359	32,686	7,359

STS Operating, Inc.	Hydraulic systems equipment and supplies provider	Senior subordinated note (11.0%, due 1/13)			30,313	27,305	30,313	27,305

Tappan Wire & Cable Inc.	Specialty wire and cable manufacturer	Senior secured loan (15.0%, due 8/14)(3)			22,248	4,515	22,248	4,515
		Common stock (12,940 shares)			2,043	—	2,043	—
		Warrant			—	—	—	—

TransAmerican Auto Parts, LLC	Automotive aftermarket parts retailer and supplier	Senior subordinated note (18.3%, due 11/12)(2)(3)			24,409	—	24,409	—
		Preferred member interest			923	—	923	—
		Common member interest			110	—	110	—

Universal Trailer Corporation(5)	Livestock and specialty trailer manufacturer	Common stock (74,920 shares)	7,930	—			7,930	—

Total			81,532	68,618	277,377	160,862	358,909	229,480

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Retail
Apogee Retail, LLC	For-profit thrift retailer	Senior secured loan (5.5%, due 3/12)	4,840	4,356			4,840	4,356
		Senior secured loan (16.0%, due 11/12)(2)	11,296	11,296			11,296	11,296
		Senior secured loan (5.5%, due 3/12)	38,438	34,595			38,438	34,595

Dufry AG	Retail newsstand operator	Common stock (39,056 shares)	3,000	2,200			3,000	2,200

Savers, Inc. and SAI Acquisition Corp.	For-profit thrift retailer	Senior subordinated note (12.0%, due 8/14)(2)	28,280	27,715			28,280	27,715
		Common stock (1,170,182 shares)	4,500	5,840			4,500	5,840

Things Remembered, Inc. and TRM Holdings Corporation	Personalized gift retailer	Senior secured loan (6.5%, due 9/12)(2)	40,211	28,148			40,211	28,148
		Preferred stock (800 shares)	200	—			200	—
		Common stock (80 shares)	1,800	—			1,800	—
		Warrants to purchase 858 common shares	—	—			—	—
		Warrants to purchase 73 preferred shares	—	—			—	—

Total			132,565	114,150	—	—	132,565	114,150

Consumer Products—Durable
Carlisle Wide Plank Floors, Inc.	Hardwood floor manufacturer	Senior secured loan (12.0%, due 6/11)			1,637	1,533	1,637	1,533
		Common stock (345,056 shares)			345	—	345	—

Direct Buy Holdings, Inc. and Direct Buy Investors, LP(5)	Membership based buying club franchisor and operator	Senior secured loan (6.8%, due 11/12)	2,199	1,710			2,199	1,710
		Senior subordinated note (16.0%, due 5/13)(2)			76,139	60,287	76,139	60,287
		Limited partnership interest			8,000	—	8,000	—
		Limited partnership interest	10,000	2,500			10,000	2,500

Havco Wood Products LLC	Laminated oak and fiber-reinforced composite flooring manufacturer for trailers	Member interest			910	—	910	—

Total			12,199	4,210	87,031	61,820	99,230	66,030

Computers and Electronics
Network Hardware Resale, Inc.	Networking equipment resale provider	Senior secured loan (12.8%, due 12/11)(2)			16,382	16,330	16,382	16,330
		Convertible subordinated loan (9.8%, due 12/15)(2)			16,000	16,000	16,000	16,000

RedPrairie Corporation	Software manufacturer	Junior secured loan (7.0%, due 1/13)	15,300	14,535			15,300	14,535

TZ Merger Sub, Inc.	Computers and electronics	Senior secured loan (7.5%, due 7/15)	4,726	4,830			4,726	4,830

X-rite, Incorporated	Artwork software manufacturer	Junior secured loan (14.4%, due 7/13)	10,906	10,906			10,906	10,906

Total			30,932	30,271	32,382	32,330	63,314	62,601

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Printing, Publishing and Media
Canon Communications LLC	Print publications services	Junior secured loan (13.8%, due 11/11)(2)	24,032	20,435			24,032	20,435

Courtside Acquisition Corp.	Community newspaper publisher	Senior subordinated loan (17.0%, due 6/14)(2)(3)	34,295	—			34,295	—

EarthColor, Inc.	Printing management services	Subordinated note (15.0%, due 11/13)(2)(3)			123,385	—	123,385	—
		Common stock (63,438 shares)			63,438	—	63,438	—
		Warrants			—	—	—	—

LVCG Holdings LLC(4)	Commercial printer	Member interest	6,600	1,980			6,600	1,980

National Print Group, Inc.	Printing management services	Senior secured revolving loan (9.0%, due 3/12)	1,826	1,114			1,826	1,114
		Senior secured revolving loan (8.3%, due 3/12)	272	166			272	166
		Senior secured loan (16.0%, due 3/12)(2)	8,016	4,928			8,016	4,928
		Preferred stock (9,344 shares)	2,000	—			2,000	—

The Teaching Company, LLC and The Teaching Company Holdings, Inc.	Education publications	Senior secured loan (10.5%, due 9/12)	28,000	28,000			28,000	28,000
		Preferred stock (29,969 shares)	2,997	3,873			2,997	3,873
		Common stock (15,393 shares)	3	4			3	4

Total			108,041	60,500	186,823	—	294,864	60,500

Aerospace & Defense
AP Global Holdings, Inc.	Safety and security equipment manufacturer	Senior secured loan (4.8%, due 10/13)	7,671	7,110			7,671	7,110

ILC Industries, Inc.	Industrial products provider	Junior secured loan (11.5%, due 8/12)	12,000	12,000			12,000	12,000

Thermal Solutions LLC and TSI Group, Inc.	Thermal management and electronics packaging manufacturer	Senior secured loan (4.0%, due 3/11)	572	549			572	549
		Senior secured loan (4.5%, due 3/12)	2,740	2,494			2,740	2,494
		Senior subordinated notes (14.0%, due 3/13)(2)	2,730	2,593			2,730	2,593
		Senior subordinated notes (14.3%, due 9/12)(2)	5,544	5,267			5,544	5,267
		Preferred stock (71,552 shares)	716	716			716	716
		Common stock (1,460,246 shares)	15	15			15	15

Wyle Laboratories, Inc. and Wyle Holdings, Inc.	Provider of specialized engineering, scientific and technical services	Junior secured loan (15.0%, due 7/14)	28,000	28,000			28,000	28,000
		Junior preferred stock (10.0%, 14,655 shares)(2)	1,816	1,455			1,816	1,455
		Senior preferred stock (8.0%, 775 shares)(2)	96	77			96	77
		Common stock (151,439)	188	148			188	148

Total			62,088	60,424	—	—	62,088	60,424

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Telecommunications
American Broadband Communications, LLC and American Broadband Holding Co.	Broadband communication services	Senior subordinated loan (18.0%, due 11/14)(2)	42,584	42,584			42,584	42,584
		Warrants to purchase 170 shares	—	—			—	—

Startec Equity, LLC(4)	Communication services	Member interest			211	—	211	—

Total Telecommunications			42,584	42,584	211	—	42,795	42,584

Oil and Gas
Geotrace Technologies, Inc.	Reservoir processing, development services, and data management services	Warrants			2,027	2,300	2,027	2,300

IAT Equity, LLC and Affiliates d/b/a Industrial Air Tool(4)	Industrial products distributor	Senior subordinated note (9.0%, due 6/14)			6,000	6,000	6,000	6,000
		Member interest			7,500	9,948	7,500	9,948

UL Holding Co., LLC	Petroleum product manufacturer	Senior secured loan (9.3%, due 12/12)	10,945	10,726			10,945	10,726
		Senior secured loan (14.0%, due 12/12)	6,965	6,825			6,965	6,825
		Senior secured loan (9.4%, due 12/12)	2,985	2,925			2,985	2,925
		Common units (100,000 units)	500	500			500	500

Total			21,395	20,976	15,527	18,248	36,922	39,224

Environmental Services
AWTP, LLC	Water treatment services	Junior secured loan (11.5%, due 12/12)(3)	13,682	6,841			13,682	6,841

Mactec, Inc.	Engineering and environmental services	Class B-4 stock (16 shares)	—	—			—	—
		Class C stock (5,556 shares)	—	150			—	150

Oahu Waste Services, Inc.	Waste management services	Stock appreciation rights			206	406	206	406

Sigma International Group, Inc.	Water treatment parts manufacturer	Junior secured loan (15.0%, due 10/13)	17,500	12,250			17,500	12,250

Universal Environmental Services, LLC(5)	Hydrocarbon recycling and related waste management services and products	Preferred member interest			1,599	—	1,599	—

Waste Pro USA, Inc.	Waste management services	Class A common stock (611,614.80 shares)	12,263	13,263			12,263	13,263

Wastequip, Inc.(5)	Waste management equipment manufacturer	Senior subordinated loan (12.0%, due 2/15)(2)	13,030	3,936			13,030	3,936
		Common stock (13,889 shares)	1,389	—			1,389	—

Total			57,864	36,440	1,805	406	59,669	36,846

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Cargo Transport
The Kenan Advantage Group, Inc.	Fuel transportation provider	Senior subordinated note (13.0%, due 12/13)(2)	25,899	25,381			25,899	25,381
		Senior secured loan (3.0%, due 12/11)	2,407	2,238			2,407	2,238
		Preferred stock (10,984 shares)	1,098	1,459			1,098	1,459
		Common stock (30,575 shares)	31	41			31	41

Total			29,435	29,119	—	—	29,435	29,119

Health Clubs
Athletic Club Holdings, Inc.	Premier health club operator	Senior secured loan (4.8%, due 10/13)	26,741	23,532			26,741	23,532
		Senior secured loan (7.8%, due 10/13)	4	4			4	4
		Senior secured loan (6.8%, due 10/13)	5	4			5	4

Total			26,750	23,540	—	—	26,750	23,540

Buildings and Real Estate
10th Street, LLC(5)	Document storage and management services	Senior subordinated note (13.0%, due 11/14)(2)			22,004	22,100	22,004	22,100
		Member interest			422	485	422	485
		Option			25	25	25	25

Total			—	—	22,451	22,610	22,451	22,610

Containers—Packaging
Industrial Container Services, LLC(5)	Industrial container manufacturer reconditioner and servicer	Senior secured loan (4.3%, due 9/11)	14,104	13,400			14,104	13,400
		Common stock (1,800,000 shares)	1,800	8,550			1,800	8,550

Total			15,904	21,950	—	—	15,904	21,950

Grocery
Planet Organic Health Corp.	Organic grocery store operator	Junior secured loan (13.0%, due 7/14)	11,099	10,554			11,099	10,554
		Senior subordinated loan (17.0%, due 7/12)(2)	12,288	9,873			12,288	9,873

Total			23,387	20,427	—	—	23,387	20,427

Hotels, Motels, Inns & Gaming
Crescent Equity Corporation(4)	Hospitality management services	Senior secured loan (10.0%, due 6/10)			433	433	433	433
		Subordinated notes (11.0%, due 9/11)(3)			2,106	—	2,106	—
		Subordinated notes (11.0%, due 1/12)(3)			7,189	997	7,189	997
		Subordinated notes (11.0%, due 9/12)(3)			10,769	1,464	10,769	1,464
		Subordinated notes (11.0%, due 6/17)(3)			12,048	1,742	12,048	1,742
		Common stock (174 shares)			82,730	—	82,730	—

Total			—	—	115,275	4,636	115,275	4,636

See accompanying notes to pro forma condensed consolidated financial statements.

			Ares Capital		Allied Capital		Pro Forma Ares Capital
Company	Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Housing—Building Materials
HB&G Building Products	Synthetic and wood product manufacturer	Senior subordinated loan (19.0%, due 3/11)(2)(3)	8,984	448			8,984	448
		Common stock (2,743 shares)	753	—			753	—
		Warrants to purchase 4,464 shares	653	—			653	—

Total			10,390	448	—	—	10,390	448

Commercial Real Estate Finance
Commercial Mortgage Loans	3 loans	Up to 6.99%			32,143	31,006	32,143	31,006
	2 loans	7.00% - 8.99%			1,876	1,864	1,876	1,864
	1 loan	9.00% - 10.99%			6,476	6,476	6,476	6,476
	1 loan	11.00% - 12.99%			10,479	6,319	10,479	6,319
	2 loans	15.00% and above			3,970	4,848	3,970	4,848

Real Estate Owned					5,937	6,179	5,937	6,179

Real Estate Equity Interests					13,185	11,831	13,185	11,831

Total			—	—	74,066	68,523	74,066	68,523

Other
Other Companies		Other debt investments			(151)	(151)	(151)	(151)
		Other equity investments			41	8	41	8

Total			—	—	(110)	(143)	(110)	(143)

Pro Forma Adjustments:
Actual Sales of Allied Capital Investments subsequent to September 30, 2009(6)					(536,379)	(359,356)	(536,379)	(359,356)
Estimated Purchase Price Allocation Adjustment(1)								(258,326)

Total Investments			$2,245,137	$1,967,724	$3,741,955	$2,251,838	$5,977,092	$3,861,236

(1)
Upon consumation of the Allied Acquisition and in accordance with ASC 805-10 (previously SFAS No. 141(r)), Business Combinations, Ares Capital will be required to allocate the purchase price of Allied Capital's assets based on Ares Capital's estimate of fair value and record such fair value as the cost basis and initial fair value of each such investment in Ares Capital's financial statements. In this regard, Ares Capital's management determined that the aggregate adjustment to Allied Capital's investments approximates $258.3 million. As a result, such adjustment has been reflected in a single line item entitled "Estimated Purchase Price Allocation Adjustment." However, a final determination of the fair value of Allied Capital's investments will be made after the Allied Acquisition is completed and, as a result, the actual amount of this adjustment may vary from the preliminary amount set forth herein. Thus, the information set forth in the columns reflect historical amounts and have not been individually adjusted to reflect the Estimated Purchase Price Allocation Adjustment.

(2)
Has a payment-in-kind (PIK) interest feature.

(3)
Loan is on non-accrual status at September 30, 2009.

(4)
As defined in the Investment Company Act, the combined company "Controls" this portfolio company because it owns 25% or more of its outstanding voting securities and/or the combined company has the power to exercise control over the management or policies of the portfolio company.

(5)
As defined in the Investment Company Act, the combined company is an "Affiliated Person" to this portfolio company because it owns 5% or more of its outstanding voting securities and/or the combined company has the power to exercise control over the management or policies of the portfolio company (including through a management agreement).

(6)
Allied Capital's investment was fully or partially sold subsequent to September 30, 2009. Total net realized losses on these sales were $173 million and the related reversal of net unrealized depreciation was $177 million. Allied Capital's $165 million investment in the SL Fund was sold to Ares Capital subsequent to September 30, 2009. Allied Capital's $33 million investment in the Allied Capital Senior Debt Fund, L.P., now referred to as "Ivy Hill SDF," was sold to IHAM, a portfolio company of Ares Capital, subsequent to September 30, 2009.

See accompanying notes to pro forma condensed consolidated financial statements.

 Ares Capital Corporation and Subsidiaries
Notes to Pro Forma Condensed Consolidated Financial Statements
Unaudited
(In thousands, except share and per share data unless otherwise stated)

1.     BASIS OF PRO FORMA PRESENTATION

              The unaudited pro forma condensed consolidated financial information related to the Allied Acquisition is included as of and for the nine months ended September 30, 2009 and for the year ended December 31, 2008. On October 26, 2009, Ares Capital and Allied Capital entered into the Merger Agreement. For the purposes of the pro forma condensed consolidated financial statements, the purchase price is currently estimated at approximately $862 million, which is based upon a price of $14.18 per share (last closing price as of January 20, 2010) of Ares Capital common stock and an implied value per share of Allied Capital common stock of $4.61. The pro forma adjustments included herein reflect the conversion of Allied Capital common stock into Ares Capital common stock using an exchange ratio of 0.325 of a share of Ares Capital common stock for each of the approximately 179.4 million shares of Allied Capital common stock outstanding as of September 30, 2009.

              The Allied Acquisition will be accounted for as an acquisition of Allied Capital by Ares Capital in accordance with the acquisition method of accounting as detailed in ASC 805-10 (previously SFAS No. 141(R)), Business Combinations. The acquisition method of accounting requires an acquiror to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree based on their fair values as of the date of acquisition. As described in more detail in ASC 805-10, goodwill, if any, will be recognized as of the acquisition date, for the excess of the consideration transferred over the fair value of identifiable net assets acquired. If the total acquisition date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred, the excess will be recognized as a gain. In connection with the Allied Acquisition and subsequent combination, the estimated fair value of the net assets to be acquired is currently anticipated to exceed the purchase price, and based on Ares Capital's preliminary purchase price allocation, a gain of approximately $204 million is currently expected to be recorded by Ares Capital in the period the Allied Acquisition and subsequent combination are completed.

              Under the Investment Company Act rules, the regulations pursuant to Article 6 of Regulation S-X and the American Institute of Certified Public Accountants' Audit and Accounting Guide for Investment Companies, Ares Capital is precluded from consolidating any entity other than another investment company or an operating company that provides substantially all of its services and benefits to Ares Capital. Ares Capital's financial statements include its accounts and the accounts of all its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

              In determining the value of the assets to be acquired, Ares Capital uses ASC 820-10 (previously SFAS No. 157), Fair Value Measurements, which expands the application of fair value accounting. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires Ares Capital to assume that the portfolio investment is sold in a principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, Ares Capital has considered its principal market as the market in which Ares Capital exits its portfolio investments with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:

  •
  Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that Ares Capital has the ability to access.

  •
  Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

  •
  Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

              In addition to using the above inputs in investment valuations, Ares Capital continues to employ the relevant provisions of its valuation policy, which policy is consistent with ASC 820-10. Consistent with Ares Capital's valuation policy, the source of inputs, including any markets in which Ares Capital's investments are trading (or any markets in which securities with similar attributes are trading), are evaluated in determining fair value. Ares Capital's valuation policy considers the fact that because there is not a readily available market value for most of the investments in Ares Capital's portfolio, the fair value of its investments must typically be determined using unobservable inputs.

              Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of Ares Capital's investments may fluctuate from period to period. Additionally, the fair value of Ares Capital's investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that Ares Capital may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If Ares Capital were required to liquidate a portfolio investment in a forced or liquidation sale, Ares Capital may realize significantly less than the value at which Ares Capital has recorded it.

              The following table presents fair value measurements of investments for the pro forma combined company as of September 30, 2009:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Investments	$3,861,236	$—	$27,904	$3,833,332

              The following tables present changes in investments that use Level 3 inputs between the actual September 30, 2009 amounts and those presented for the pro forma combined company as of September 30, 2009:

	Ares Capital	Allied Capital	Pro Forma Adjustments	Pro Forma Ares Capital Combined
Actual balance as of September 30, 2009	$1,939,820	$2,511,194	$—	$4,451,014
Estimated purchase price allocation adjustment	—	—	(258,326)	(258,326)
Actual sales of Allied Capital investments subsequent to September 30, 2009	—	(359,356)	—	(359,356)
Net transfers in and/or out of Level 3	—	—	—	—

Pro Forma Balance as of September 30, 2009	$1,939,820	$2,151,838	$(258,326)	$3,833,332

              As of September 30, 2009, the net unrealized loss on the investments that use Level 3 inputs for the pro forma combined company was $1.6 billion.

              In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than would be realized based on the valuations currently assigned.

              Certain other transactions that affect the purchase price that occurred subsequent to September 30, 2009 have been adjusted for in the unaudited pro forma condensed consolidated balance sheet. These primarily include sales of investments and receivables of $378 million for Allied Capital as well as the related paydown of $176 million of debt of Allied Capital.

              The unaudited pro forma condensed consolidated financial information includes preliminary estimated purchase price allocation adjustments to record the assets and liabilities of Allied Capital at their respective estimated fair values and represents Ares Capital's management's estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the Allied Acquisition and subsequent combination are completed and after completion of a final analysis to determine the estimated fair values of Allied Capital's assets and liabilities. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the estimated fair values of the net assets, commitments, and other items of Allied Capital as compared to the information shown in this document may change the amount of the purchase price allocated to goodwill or recognized as income in accordance with ASC 805-10.

              Ares Capital has elected to be treated as a RIC under subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, Ares Capital is required to timely distribute to its stockholders generally at least 90% of its investment company taxable income, as defined by the Code, for each year. The unaudited pro forma condensed consolidated financial information reflects that Ares Capital has made and intends to continue to make the requisite distributions to its stockholders, which will generally relieve Ares Capital from U.S. federal income taxes.

              The unaudited pro forma condensed consolidated financial information presented in this document is for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the Allied Acquisition and subsequent combination been completed at the beginning of the applicable period presented, nor the impact of expense efficiencies, asset dispositions, share repurchases and other factors. The unaudited pro forma condensed consolidated financial information is not indicative of the results of operations in future periods or the future financial position of the combined company.

2.     PRELIMINARY PURCHASE ACCOUNTING ALLOCATIONS

              The unaudited pro forma condensed consolidated financial information for the Allied Acquisition and subsequent combination includes the unaudited pro forma condensed consolidated balance sheet as of September 30, 2009 assuming the Allied Acquisition and subsequent combination were completed on September 30, 2009. The unaudited pro forma condensed consolidated income statements for the nine months ended September 30, 2009 and for the year ended December 31, 2008 were prepared assuming the Allied Acquisition and subsequent combination were completed on January 1, 2008.

              The unaudited pro forma condensed consolidated financial information reflects the issuance of approximately 58.3 million shares of Ares Capital common stock in connection with the Allied Acquisition.

              The Allied Acquisition and subsequent combination will be accounted for using the purchase method of accounting; accordingly, Ares Capital's cost to acquire Allied Capital will be allocated to the assets and liabilities of Allied Capital at their respective fair values estimated by Ares Capital as of the acquisition date. The amount of the total acquisition date fair value of the identifiable net assets acquired that exceeds the total purchase price, if any, will be recognized as a gain. Accordingly, the pro forma purchase price has been allocated to the assets acquired and the liabilities assumed based on Ares Capital's currently estimated fair values as summarized in the following table:

Common stock issued	$826,589
Payment of "in-the-money" Allied Capital stock options	35,871 (1)

Total purchase price	$862,460

Assets acquired:
Investments	$1,893,512
Cash and cash equivalents	35,872
Other assets	123,239

Total assets acquired	2,052,623
Debt and other liabilities assumed	(986,106)

Net assets acquired	1,066,517

Gain on acquisition of Allied Capital	(204,057)

$862,460

(1)
Holders of any "in-the-money" Allied Capital stock options have the right to either receive cash or stock. For the purposes of the pro forma condensed consolidated financial statements, it is assumed that the options will be paid in cash. The amount does not include the effect of options for 588,336 shares of Allied common stock that have been exercised since September 30, 2009.

3.     PRELIMINARY PRO FORMA ADJUSTMENTS

              The preliminary pro forma purchase accounting allocation included in the unaudited pro forma condensed consolidated financial information is as follows:

A.
To reflect Allied Capital's September 30, 2009 balance sheet, updated for estimated changes subsequent to September 30, 2009:

	Allied Capital Actual September 30, 2009	Pro Forma Adjustments(1)	Adjusted Allied Capital September 30, 2009
Investments	$2,511,194	$(359,356)	$2,151,838
Cash and cash equivalents	153,416	203,235	356,651
Other assets	175,606	(22,493)	153,113

Total assets	$2,840,216	$(178,614)	$2,661,602

Debt	$1,593,867	$(167,914)	1,425,953
Other liabilities	45,084	—	45,084

Total liabilities	1,638,951	(167,914)	1,471,037

Net assets	1,201,265	(10,700)	1,190,565

Total liabilities and net assets	$2,840,216	$(178,614)	$2,661,602

(1)
Primarily the result of sales of certain investments and receivables for Allied Capital subsequent to September 30, 2009 and the use of a portion of the proceeds by Allied Capital to repay outstanding borrowings. Included within the $359.4 million of sales of investments is the sale of the investment in the SL Fund, on October 30, 2009, from Allied Capital to Ares Capital for approximately $165 million. Also included is the sale of Allied Capital's investment in Ivy Hill SDF to IHAM, a portfolio company of Ares Capital, on December 29, 2009 for approximately $33 million.

B.
To reflect the acquisition of Allied Capital by the issuance of approximately 58.3 million shares of Ares Capital common stock. Below reflects the allocation of the purchase price on the basis of Ares Capital's current estimate of the fair value of assets to be acquired and liabilities to be assumed:

              Components of purchase price:

	Adjusted Allied Capital September 30, 2009	Pro Forma Adjustments		Pro Forma
Common stock issued	$826,589	$—		$826,589
Payment of "in-the-money" Allied Capital stock options(4)	35,871	—		35,871

Total purchase price	$862,460			$862,460

Assets acquired:
Investments	$2,151,838	$(258,326	)(1)	$1,893,512
Cash and cash equivalents	356,651	(320,779	)(2)(3)	35,872
Other assets	153,113	(29,874	)(1)	123,239

Total assets acquired	2,661,602	(608,979)		2,052,623

Debt and other liabilities assumed	(1,471,037)	484,931	(1)(2)(3)	(986,106)

Net assets acquired	1,190,565	(124,048	)(1)(2)	1,066,517

Gain on acquisition of Allied Capital	(328,105)	124,048		(204,057)

Total	$862,460	$—		$862,460

(1)
Primarily to reflect the allocation of purchase price to Allied Capital's assets and liabilities based on Ares Capital's current estimates of fair value. There is no single approach for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process. There were also adjustments made of $229.3 million and $29.9 million to Allied Capital's debt and other assets, respectively, to mark them to fair value. Allied Capital's debt is currently carried at amortized cost. The adjustment to other assets was primarily an adjustment to Allied Capital's capitalized debt costs, which are included in other assets and are also currently carried at amortized cost.

(2)
In addition to the net effect of the fair value adjustments to Allied Capital's assets and liabilities, the net assets of Allied Capital were decreased for various transaction costs expected to be incurred by Allied Capital related to the merger of approximately $49.7 million, including $32.5 million of other liabilities expected to be paid within 12 months following the Allied Acquisition.

(3)
Excess available cash of $303.5 million from the Allied Capital transaction is assumed to be used to paydown certain outstanding Allied Capital debt, which net of original issue discount recorded on the debt will reduce debt by $288.1 million.

(4)
Holders of any "in-the-money" Allied Capital stock options have the right to either receive cash or stock. For the purposes of the pro forma condensed consolidated financial statements it is assumed that the options will be paid in cash. The amount does not include the effect of options for 588,336 shares of Allied common stock that have been exercised since September 30, 2009.

C.
The net assets of the pro forma combined company were decreased for various transaction costs expected to be incurred by Ares Capital related to the merger of approximately $16.3 million as well as the assumed cash payment of $36 million of the "in-the-money" Allied Capital stock options.

D.
The purchase price of certain investments in debt securities being acquired from Allied Capital is estimated by Ares Capital to be less than the expected recovery value of such investments. In accordance with GAAP, subsequent to the effective time, Ares Capital will record the accretion to the expected recovery value in interest income over the remaining term of the investment. Interest income has not been adjusted to reflect the accretion to the expected recovery value for the periods presented. The accretion for the first 12 months after the effective time is estimated to be approximately $30 million. However, there can be no assurance that such accretion will be more or less than such estimate.

E.
The fair value of the outstanding debt assumed from Allied Capital is estimated by Ares Capital to be below the face amount of such debt. In accordance with GAAP, subsequent to the effective time, Ares Capital will record accretion to the face amount in interest expense over the remaining term of the debt. Interest expense has not been adjusted to reflect the accretion to the face value for the periods presented. The accretion for the first 12 months after the effective time is estimated to be approximately $67 million. However, there can be no assurance that such accretion will be more or less than such estimate.

F.
Base management fees were computed based on 1.5% of average total assets other than cash and cash equivalents but including assets purchased with borrowed funds per Ares Capital's investment advisory and management agreement with Ares Capital Management.

G.
Incentive management fees were recomputed based on the formula in Ares Capital's investment advisory and management agreement with Ares Capital Management.

H.
Adjustments to other expenses were made to reflect compensation costs for Allied Capital's employees that would have been covered by the base management fees paid to Ares Capital Management and therefore not incurred by Ares Capital. Additionally, all stock option costs were excluded as such costs would not exist at Ares Capital as there is no stock option plan maintained by Ares Capital. Payments of stock option costs to employees would have been similarly incurred by Ares Capital in the form of incentive management fees paid to Ares Capital Management. Lastly, any actual costs incurred related to the Allied Acquisition and subsequent combination, primarily various transaction costs, were also excluded.

I.
Total shares outstanding as of September 30, 2009 have been adjusted to reflect the following:

Ares Capital shares outstanding as of September 30, 2009	109,592,728
Estimated shares issued in connection with the merger reflected as outstanding for the periods presented	58,292,577

Ares Capital adjusted shares outstanding as of September 30, 2009	167,885,305

    Weighted average shares for the nine months ended September 30, 2009 and the year ended December 31, 2008 have been adjusted to reflect the following:

	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008
Ares Capital weighted average shares outstanding	99,066,652	89,666,243
Estimated shares issued in connection with the merger reflected as outstanding for the periods presented	58,292,577	58,292,577

Ares Capital adjusted weighted average shares outstanding	157,359,229	147,958,820

 USE OF PROCEEDS

              Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds from the sale of our securities for general corporate purposes, which includes investing in portfolio companies in accordance with our investment objective and strategies and market conditions. We also expect to use the net proceeds of an offering to repay or repurchase outstanding indebtedness, including indebtedness under (a) the Revolving Credit Facility ($490.7 million outstanding as of January 22, 2010), (b) the CP Funding Facility ($209.0 million outstanding as of January 22, 2010) and (c) the CLO Notes under the Debt Securitization (as defined below) ($273.8 million of CLO Notes outstanding as of January 22, 2010). The interest charged on the indebtedness incurred under the Revolving Credit Facility is based on LIBOR (one, two, three or six month) plus an applicable spread of between 2.50% and 4.00%. As of January 15, 2010, the one, two, three and six month LIBOR were 0.23%, 0.24%, 0.25% and 0.39%, respectively, and the effective LIBOR spread was 3.00%. The Revolving Credit Facility expires on January 22, 2013. Subject to certain exceptions, the interest charged on the CP Funding Facility is based on LIBOR plus an applicable spread of between 2.25% and 3.75% or on a "base rate" (which is the higher of a prime rate, or the federal funds rate plus 0.50%) plus an applicable spread of between 1.25% to 2.75%, in each case based on a pricing grid depending upon the credit rating of the Company. The effective LIBOR spread under the CP Funding Facility on January 22, 2010 is 2.75%. The CP Funding Facility is scheduled to expire on January 22, 2013 (subject to two one-year extension options exercisable upon mutual consent). As of January 15, 2010, the blended pricing of the CLO Notes, excluding fees, was approximately three-month LIBOR plus 27 basis points. The CLO Notes mature on December 20, 2019. The supplement to this prospectus relating to an offering may more fully identify the use of the proceeds from such offering.

              We anticipate that substantially all of the net proceeds of an offering of securities pursuant to this prospectus and its related prospectus supplement will be used for the above purposes within three months of any such offering, depending on the availability of appropriate investment opportunities consistent with our investment objective and strategies and market conditions, but no longer than within six months of any such offerings.

              Our primary focus is to generate current income and capital appreciation through investments in first and second lien senior loans and mezzanine debt, and, to a lesser extent, equity securities of eligible portfolio companies. In addition to such investments, we may invest up to 30% of our portfolio in opportunistic investments of non-eligible portfolio companies. As part of this 30%, we may invest in debt of middle-market companies located outside of the United States. Pending such investments, we will invest a portion of the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality short-term investments. These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objective. As a result, we may not be able to achieve our investment objective and/or pay any dividends during this period or, if we are able to do so, such dividends may be substantially lower than the dividends that we expect to pay when our portfolio is fully invested. If we do not realize yields in excess of our expenses, we may incur operating losses and the market price of our shares may decline. See "Regulation—Temporary Investments" for additional information about temporary investments we may make while waiting to make longer-term investments in pursuit of our investment objective.

 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

              Our common stock trades on The NASDAQ Global Select Market under the symbol "ARCC." Our common stock has historically traded at prices both above and below its net asset value. It is not possible to predict whether the common stock offered hereby will trade at, above, or below net asset value. See "Risk Factors—Risks Relating to Offerings Pursuant to this Prospectus—Our shares of common stock have recently traded at a discount from net asset value and may do so again in the future, which could limit our ability to raise additional equity capital."

              The following table sets forth, for each fiscal quarter during the last two fiscal years and the current fiscal year, the net asset value per share of our common stock, the range of high and low closing sales prices of our common stock, the closing sales price as a percentage of net asset value and the dividends or distributions declared by us. On January 22, 2010, the last reported closing sales price of our common stock on The NASDAQ Global Select Market was $12.77 per share, which represented a premium of approximately 14.4% to the net asset value per share reported by us as of September 30, 2009.

		Price Range		High Sales Price to Net Asset Value(2)	Low Sales Price to Net Asset Value(2)	Cash Dividend Per Share(3)
	Net Asset Value(1)
		High	Low
Year ended December 31, 2008
First Quarter	$15.17	$14.39	$12.14	94.9%	80.0%	$0.42
Second Quarter	$13.67	$12.98	$10.08	95.0%	73.7%	$0.42
Third Quarter	$12.83	$12.60	$9.30	98.2%	72.5%	$0.42
Fourth Quarter	$11.27	$10.15	$3.77	90.1%	33.5%	$0.42
Year ending December 31, 2009
First Quarter	$11.20	$7.39	$3.21	66.0%	28.7%	$0.42
Second Quarter	$11.21	$8.31	$4.53	74.1%	40.4%	$0.35
Third Quarter	$11.16	$11.02	$7.04	98.7%	63.1%	$0.35
Fourth Quarter	*	$12.71	$10.21	*	*	$0.35
Year ending December 31, 2010
First Quarter (through January 22, 2010	*	$14.19	$12.77	*	*	(4)

(1)
Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low closing sales prices. The net asset values shown are based on outstanding shares at the end of the relevant quarter.

(2)
Calculated as the respective high or low closing sales price divided by net asset value.

(3)
Represents the dividend or distribution declared in the relevant quarter.

(4)
As of the date hereof, no dividend has been declared for this quarter.

*
Net asset value has not yet been calculated for this period.

              We currently intend to distribute quarterly dividends or distributions to our stockholders. Our quarterly dividends or distributions, if any, will be determined by our board of directors.

              The following table summarizes our dividends declared to date:

Date Declared	Record Date	Payment Date	Amount
December 16, 2004	December 27, 2004	January 26, 2005	$0.30

Total declared for 2004			$0.30

February 23, 2005	March 7, 2005	April 15, 2005	$0.30
June 20, 2005	June 30, 2005	July 15, 2005	$0.32
September 6, 2005	September 16, 2005	September 30, 2005	$0.34
December 12, 2005	December 22, 2005	January 16, 2006	$0.34

Total declared for 2005			$1.30

February 28, 2006	March 24, 2006	April 14, 2006	$0.36
May 8, 2006	June 15, 2006	June 30, 2006	$0.38
August 9, 2006	September 15, 2006	September 29, 2006	$0.40
November 8, 2006	December 15, 2006	December 29, 2006	$0.40
November 8, 2006	December 15, 2006	December 29, 2006	$0.10

Total declared for 2006			$1.64

March 8, 2007	March 19, 2007	March 30, 2007	$0.41
May 10, 2007	June 15, 2007	June 29, 2007	$0.41
August 9, 2007	September 14, 2007	September 28, 2007	$0.42
November 8, 2007	December 14, 2007	December 31, 2007	$0.42

Total declared for 2007			$1.66

February 28, 2008	March 17, 2008	March 31, 2008	$0.42
May 8, 2008	June 16, 2008	June 30, 2008	$0.42
August 7, 2008	September 15, 2008	September 30, 2008	$0.42
November 6, 2008	December 15, 2008	January 2, 2009	$0.42

Total declared for 2008			$1.68

March 2, 2009	March 16, 2009	March 31, 2009	$0.42
May 7, 2009	June 15, 2009	June 30, 2009	$0.35
August 6, 2009	September 15, 2009	September 30, 2009	$0.35
November 5, 2009	December 15, 2009	December 31, 2009	$0.35

Total declared for 2009			$1.47

              To maintain our RIC status, we must timely distribute generally an amount equal to at least 90% of our investment company taxable income out of the assets legally available for distribution for each year. To avoid certain excise taxes imposed on RICs, we are generally required to distribute during each calendar year an amount at least equal to the sum of (a) 98% of our ordinary income for the calendar year, plus (b) 98% of our capital gains in excess of capital losses for the one-year period ending on October 31 of the calendar year, plus (c) any ordinary income and capital gains for preceding years that were not distributed during such years. If this requirement is not met, we will be required to pay a nondeductible excise tax equal to 4% of the amount by which 98% of the current year's taxable income exceeds the distribution for the year. The taxable income on which an excise tax is paid is generally carried forward and distributed to stockholders in the next tax year. Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income, as required. Our excise tax benefit for the nine months ended September 30, 2009 was approximately $30,000 and $100,000 for the year ended December 31, 2008. We cannot assure you that we will achieve results that will permit the payment of any cash distributions.

              We maintain an "opt out" dividend reinvestment plan for our common stockholders. As a result, if we declare a cash dividend, then stockholders' cash dividends will be automatically reinvested in additional shares of our common stock unless they specifically "opt out" of the dividend reinvestment plan so as to receive cash dividends. See "Dividend Reinvestment Plan."

 RATIOS OF EARNINGS TO FIXED CHARGES

              For the nine months ended September 30, 2009, the years ended December 31, 2008, 2007, 2006 and 2005, and the period June 23, 2004 (inception) through December 31, 2004, the ratios of earnings to fixed charges of the Company, computed as set forth below, were as follows:

	For the Nine Months Ended September 30, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005	For the Period June 23, 2004 (inception) Through December 31, 2004
Earnings to Fixed Charges(1)	8.2	(2.8)	3.4	5.0	28.5	24.2

              For purposes of computing the ratios of earnings to fixed charges, earnings represent net increase in stockholders' equity resulting from operations plus (or minus) income tax expense including excise tax expense plus fixed charges. Fixed charges include interest and credit facility fees expense and amortization of debt issuance costs.

(1)
Earnings include the net change in unrealized appreciation or depreciation. Net change in unrealized appreciation or depreciation can vary substantially from year to year. Excluding the net change in unrealized appreciation or depreciation, the earnings to fixed charges ratio would be 7.3 for the nine months ended September 30, 2009, 4.5 for the year ended December 31, 2008, 3.7 for the year ended December 31, 2007, 5.8 for the year ended December 31, 2006, 25.6 for the year ended December 31, 2005 and 22.5 for the period June 23, 2004 (inception) through December 31, 2004.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

              The information contained in this section should be read in conjunction with the "Selected Condensed Consolidated Financial Data of Ares Capital," the "Unaudited Selected Pro Forma Condensed Consolidated Financial Data," the "Unaudited Pro Forma Condensed Consolidated Financial Statements" and our and Allied Capital's financial statements and notes thereto appearing elsewhere in this prospectus or the accompanying prospectus supplement.

              We cannot assure you that the Allied Acquisition will be consummated as scheduled, or at all. See "Pending Allied Acquisition" for a description of the terms of the Allied Acquisition, "Risk Factors—Risks Relating to Our Business—We may fail to consummate the Allied Acquisition" for a description of the risks associated with a failure to consummate the Allied Acquisition and "Risk Factors—Risks Relating to a Consummation of the Allied Acquisition" for a description of the risks that the combined company may face if the Allied Acquisition is consummated.

OVERVIEW

              We are a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. We have elected to be regulated as a BDC under the Investment Company Act. We were founded on April 16, 2004 and were initially funded on June 23, 2004 and on October 8, 2004 completed our initial public offering.

              Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component like warrants. To a lesser extent we make equity investments.

              We are externally managed by Ares Capital Management, an affiliate of Ares Management, a global alternative asset manager and an SEC registered investment adviser, pursuant to the investment advisory and management agreement. Ares Operations, an affiliate of Ares Management, provides the administrative services necessary for us to operate.

              As a BDC, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in "qualifying assets," including securities and indebtedness of private U.S. companies and certain public U.S. companies, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less.

              The Company has elected to be treated as a RIC under Subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements and timely distribute to our stockholders generally at least 90% of our "investment company taxable income," as defined by the Code, for each year. Pursuant to this election, we generally will not have to pay corporate level taxes on any income that we distribute to our stockholders provided that we satisfy those requirements.

CRITICAL ACCOUNTING POLICIES

Basis of Presentation

              The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States, and include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements reflect all adjustments and reclassifications which, in the opinion of management, are necessary for the fair presentation of the results of the operations and financial condition as of and for the periods presented. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

              Cash and cash equivalents include short-term, liquid investments in a money market fund. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

              The Company places its cash and cash equivalents with financial institutions and, at times, cash held in money market accounts may exceed the Federal Deposit Insurance Corporation insured limit.

Investments

              Investment transactions are recorded on the trade date. Realized gains or losses are computed using the specific identification method. Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, we look at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available (i.e., substantially all of our investments) are valued at fair value as determined in good faith by our board of directors, based on the input of our management and audit committee and independent valuation firms that have been engaged at the direction of the board to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing 12-month period and under a valuation policy and consistently applied valuation process. The valuation process is conducted at the end of each fiscal quarter, with approximately 50% (based on value) of our valuations of portfolio companies without readily available market quotations subject to review by an independent valuation firm each quarter.

              As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (an estimate of the total fair value of the portfolio company's debt and equity), the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company's securities to publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation.

              Because there is not a readily available market value for most of the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by our board of directors, based on the input of our management and audit committee and independent valuation firms under a valuation policy and a consistently applied valuation process. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize significantly less than the value at which we have recorded it.

              In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than would be realized based on the valuations currently assigned. See "Risk Factors—Risks Relating to Our Investments—Price declines and illiquidity in the corporate debt markets have adversely affected, and may in the future adversely affect, the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation."

              With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:

  •
  Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals responsible for the portfolio investment in conjunction with our portfolio management team.

  •
  Preliminary valuation conclusions are then documented and discussed by our management.

  •
  The audit committee of our board of directors reviews these preliminary valuations, as well as the input of independent valuation firms with respect to the valuations of approximately 50% (based on value) of our portfolio companies without readily available market quotations.

  •
  The board of directors discusses valuations and determines the fair value of each investment in our portfolio without a readily available market quotation in good faith based on the input of our management and audit committee and independent valuation firms.

              Effective January 1, 2008, the Company adopted ASC 820-10 (previously SFAS No. 157, Fair Value Measurements ("SFAS 157")), which expands the application of fair value accounting for investments (see Note 8 to the consolidated financial statements for the period ended September 30, 2009).

Interest Income Recognition

              Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discounts and premiums on securities purchased are accreted/amortized over the life of the respective security using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortization of premiums.

              Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management's judgment, are likely to remain current. The Company may make exceptions to this if the loan has sufficient collateral value and is in the process of collection.

Payment-in-Kind Interest

              The Company has loans in its portfolio that contain payment-in-kind ("PIK") provisions. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as interest income. To maintain the Company's status as a RIC, this non-cash source of income must be paid out to stockholders in the form of dividends even though the Company has not yet collected the cash.

Capital Structuring Service Fees and Other Income

              The Company's investment adviser seeks to provide assistance to our portfolio companies in connection with the Company's investments and in return the Company may receive fees for capital structuring services. These fees are generally only available to the Company as a result of the Company's underlying investments, are normally paid at the closing of the investments, are generally non-recurring and are recognized as revenue when earned upon closing of the investment. The services that the Company's investment adviser provides vary by investment, but generally consist of reviewing existing credit facilities, arranging bank financing, arranging equity financing, structuring financing from multiple lenders, structuring financing from multiple equity investors, restructuring existing loans, raising equity and debt capital, and providing general financial advice, which concludes upon closing of the investment. Any services of the above nature subsequent to the closing would generally generate a separate fee payable to the Company. In certain instances where the Company is invited to participate as a co-lender in a transaction and does not provide significant services in connection with the investment, a portion of loan fees paid to the Company in such situations will be deferred and amortized over the estimated life of the loan. The Company's investment adviser may also take a seat on the board of directors of a portfolio company, or observe the meetings of the board of directors without taking a formal seat.

              Other income includes fees for asset management, consulting, loan guarantees, commitments, and other services rendered by the Company to portfolio companies. Such fees are recognized as income when earned or the services are rendered.

Foreign Currency Translation

              The Company's books and records are maintained in U.S. dollars. Any foreign currency amounts are translated into U.S. dollars on the following basis:

    (1)
    Market value of investment securities, other assets and liabilities—at the exchange rates prevailing at the end of the period.

    (2)
    Purchases and sales of investment securities, income and expenses—at the rates of exchange prevailing on the respective dates of such transactions, income or expenses.

              Results of operations based on changes in foreign exchange rates are separately disclosed in the statement of operations. Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuation and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.

Accounting for Derivative Instruments

              We do not utilize hedge accounting and marks its derivatives to market through operations.

Offering Expenses

              Our offering costs are charged against the proceeds from equity offerings when received.

Debt Issuance Costs

              Debt issuance costs are being amortized over the life of the related credit facility using the straight line method, which closely approximates the effective yield method.

U.S. Federal Income Taxes

              We have elected to be treated as a RIC under Subchapter M of the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, we are required to timely distribute to our stockholders generally at least 90% of "investment company taxable income," as defined by the Code, for each year. We have made and intend to continue to make the requisite distributions to our stockholders, which will generally relieve us from U.S. federal income tax liability.

              Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year dividend distributions into the next tax year and pay a 4% U.S. federal excise tax on such income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions, we accrue this excise tax, if any, on estimated excess taxable income as taxable income is earned.

              Certain of our wholly owned subsidiaries are subject to U.S. federal and state income taxes and we and our subsidiaries may be subject to foreign taxes.

Dividends

              Dividends and distributions to common stockholders are recorded on the record date. The amount to be paid out as a dividend is determined by the board of directors each quarter and is generally based upon the current and expected future earnings estimated by management. Net realized capital gains, if any, are generally distributed at least annually, although we may decide to retain such capital gains for investment.

              We have adopted a dividend reinvestment plan that provides for reinvestment of any distributions we declare in cash on behalf of our stockholders, unless a stockholder elects to receive cash. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not "opted out" of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash dividend. While we generally use primarily newly issued shares to implement the dividend reinvestment plan (especially if our shares are trading at a premium to net asset value), we may purchase shares in the open market in connection with our obligations under the dividend reinvestment plan. In particular, if our shares are trading at a significant enough discount to net asset value and we are otherwise permitted under applicable law to purchase such shares, we intend to purchase shares in the open market in connection with our obligations under our dividend reinvestment plan.

Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of actual and contingent assets and liabilities at the date of the financial statements and the reported amounts of income or loss and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of investments.

New Accounting Pronouncements

              In June 2009, the Financial Accounting Standards Board ("FASB") issued ASC 860 (previously SFAS No. 166, Accounting for Transfer of Financial Assets, which amends the guidance in SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities). ASC 860 eliminates the qualifying special-purpose entities ("QSPEs") concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. ASC 860 requires additional year-end and interim disclosures for public and nonpublic companies that are similar to the disclosures required by FSP FAS 140-4 and FIN 46(R)-8. ASC 860 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 (January 1, 2010 for calendar year-end companies), and for subsequent interim and annual reporting periods. ASC 860's disclosure requirements must be applied to transfers that occurred before and after its effective date. Early adoption is prohibited. We are currently evaluating the effect that the provisions of ASC 860 may have on our financial condition and results of operations.

              In June 2009, FASB issued ASC 810 (previously SFAS No. 167, Amendments to FASB Interpretation No. 46(R), which amends the guidance in FASB Interpretation No. ("FIN") 46(R), Consolidation of Variable Interest Entities). ASC 810 requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining the primary beneficiary of a variable interest entity (a "VIE") from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. ASC 810 also clarifies, but does not significantly change, the characteristics that identify a VIE. ASC 810 requires additional year-end and interim disclosures for public and non-public companies that are similar to the disclosures required by FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. ASC 810 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 (January 1, 2010 for calendar year-end companies), and for subsequent interim and annual reporting periods. All QSPEs and entities currently subject to FIN 46(R) will need to be reevaluated under the amended consolidation requirements as of the beginning of the first annual reporting period that begins after November 15, 2009. Early adoption is prohibited. We are currently evaluating the effect that the provisions of ASC 810 may have on our financial condition and results of operations.

              In June 2009, FASB issued ASC 2005, (previously SFAS NO. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("GAAP")—a replacement of FASB Statement No. 162 ("Codification")). This Codification will become the source of authoritative U.S. GAAP recognized by FASB to be applied by nongovernmental entities. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. In order to ease the transition to the Codification, the Company has provided the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification.

PORTFOLIO AND INVESTMENT ACTIVITY
(in millions, except number of new investment commitments, terms and percentages)

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
New investment commitments(1):
New portfolio companies	$11.7	$556.0	$600.5	$1,091.6	$812.5
Existing portfolio companies	123.7	273.6	305.0	256.0	297.5

Total new investment commitments	135.4	829.6	905.5	1,347.6	1,110.0
Less:
Investment commitments exited	270.7	354.9	430.3	654.1	404.9

Net investment commitments	$(135.3)	$474.7	$475.2	$693.5	$705.1
Principal amount of investments purchased:
Senior term debt	$164.8	$463.8	$529.2	$886.7	$726.4
Senior subordinated debt	31.6	295.8	336.3	187.1	249.4
Equity and other	23.7	55.1	60.4	177.6	111.7

Total	$220.1	$814.7	$925.9	$1,251.4	$1,087.5
Principal amount of investments sold or repaid:
Senior term debt	$170.6	$359.7	$448.8	$608.3	$255.5
Senior subordinated debt	82.0	19.5	29.0	89.8	99.2
Equity and other	19.1	7.4	7.4	20.6	75.3

Total	$271.7	$386.6	$485.2	$718.7	$430.0
Number of new investment commitments(2)	22	34	39	47	54
Average new investment commitments amount	$6.2	$24.4	$23.2	$28.7	$19.0
Weighted average term for new investment commitments (in months)	52	72	66	69	69
Weighted average yield of debt and income producing securities at fair value funded during the period(3)	9.93%	12.59%	12.57%	11.51%	11.76%
Weighted average yield of debt and income producing securities at amortized cost funded during the period(3)	10.46%	12.59%	12.58%	11.53%	11.76%
Weighted average yield of debt and income producing securities at fair value sold or repaid during the period(3)	12.20%	9.29%	9.49%	11.67%	11.39%
Weighted average yield of debt and income producing securities at amortized cost sold or repaid during the period(3)	11.62%	9.29%	9.79%	11.72%	11.95%

(1)
New investment commitments includes new agreements to fund revolving credit facilities or delayed draw loans.

(2)
Number of new investments represents each commitment to a particular portfolio company.

(3)
When we refer to the "weighted average yield at fair value" in this report, we compute it with respect to particular securities by taking the (a) annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount earned on accruing debt included in such securities, and dividing it by (b) total debt and income producing securities at fair value included in such securities. When we refer to the "weighted average yield at amortized cost" in this report, we compute it with respect to particular securities by taking the (a) annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount earned on accruing debt included in such securities, and dividing it by (b) total debt and income producing securities at amortized cost included in such securities.

              The investment adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, the investment adviser grades the credit status of all investments on a scale of 1 to 4 no less frequently than quarterly. This system is intended to reflect the performance of the portfolio company's business, the collateral coverage of the investment and other relevant factors. Under this system, investments with a grade of 4 involve the least amount of risk in our portfolio. This portfolio company is performing above expectations and the trends and risk factors are generally favorable, including a potential exit. Investments graded 3 involve a level of risk that is similar to the risk at the time of origination. This portfolio company is performing as expected and the risk factors are neutral to favorable. All new investments are initially assessed a grade of 3. Investments graded 2 involve a portfolio company performing below expectations and indicates that the investment's risk has increased materially since origination. This portfolio company may be out of compliance with debt covenants, however, payments are generally not more than 120 days past due. For investments graded 2, our investment adviser increases procedures to monitor the portfolio company and will write down the fair value of the investment if it is deemed to be impaired. An investment grade of 1 indicates that the portfolio company is performing materially below expectations and that the investment risk has substantially increased since origination. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Investments graded 1 are not anticipated to be repaid in full. Our investment adviser employs half-point increments to reflect underlying trends in portfolio company operating or financial performance, as well as the general outlook. As of September 30, 2009, the weighted average investment grade of the investments in our portfolio was 3.0 with 5.3% of total investments at amortized cost (or 1.7% at fair value) on non-accrual status. The weighted average investment grade of the investments in our portfolio as of December 31, 2008 was 2.9. The distribution of the grades of our portfolio companies as of September 30, 2009 and December 31, 2008 is as follows (dollar amounts in thousands):

	September 30, 2009		December 31, 2008
	Fair Value	Number of Companies	Fair Value	Number of Companies
Grade 1	$20,022	9	$48,192	8
Grade 2	152,485	10	180,527	9
Grade 3	1,683,634	67	1,632,136	68
Grade 4	111,583	8	112,122	6

	$1,967,724	94	$1,972,977	91

              The weighted average yields of the following portions of our portfolio as of September 30, 2009 and December 31, 2008 were as follows:

	September 30, 2009		December 31, 2008
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Debt and income producing securities	12.53%	11.70%	12.79%	11.73%
Total portfolio	10.95%	9.60%	11.24%	9.78%
Senior term debt	11.42%	10.74%	12.01%	10.85%
Senior subordinated debt	14.94%	13.64%	14.78%	13.69%
Income producing equity securities	10.19%	10.89%	8.42%	9.30%
First lien senior term debt	9.94%	9.63%	10.80%	9.99%
Second lien senior term debt	13.75%	12.41%	13.75%	12.04%

RESULTS OF OPERATIONS

For the three and nine months ended September 30, 2009 and 2008

              Operating results for the three and nine ended September 30, 2009 and 2008 are as follows (in thousands):

	For the three months ended		For the nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Total investment income	$60,881	$62,067	$176,008	$177,738
Total expenses	27,521	29,365	80,391	83,186

Net investment income before income taxes	33,360	32,702	95,617	94,552
Income tax expense (benefit), including excise tax	454	(118)	563	(302)

Net investment income	32,906	32,820	95,054	94,854
Net realized gains (losses)	(1,656)	4,580	22,311	4,796
Net unrealized gains (losses)	32,026	(78,793)	15,698	(128,605)

Net increase in stockholders' equity resulting from operations	$63,276	$(41,393)	$133,063	$(28,955)

              Net income can vary substantially from period to period for various factors, including the recognition of realized gains and losses and unrealized appreciation and depreciation. As a result, quarterly comparisons of net income may not be meaningful.

Investment Income

              For the three months ended September 30, 2009, total investment income decreased $1.2 million, or 2%, over the three months ended September 30, 2008. For the three months ended September 30, 2009, total investment income consisted of $56.9 million in interest income from investments, $2.2 million in dividend income and $1.6 million in other income. There were no capital structuring service fees for the three months ended September 30, 2009 compared to $3.3 million for the same period in 2008. The decrease in capital structuring service fees was primarily due to the significant decrease in new investment commitments for the three months ended September 30, 2009 as compared to the three months ended September 30, 2008. Dividend income increased $1.4 million or 186% to $2.2 million for the three months ended September 30, 2009 from $0.8 million for the comparable period in 2008 primarily due to the dividend from IHAM as a result of treating IHAM as a portfolio company (see Note 10 to the consolidated financial statements for the nine months ended September 30, 2009). Additionally, other income increased $0.9 million or 120% to $1.6 million for the three months ended September 30, 2009 from $0.7 million for the comparable period in 2008 primarily due to miscellaneous amendment fees received during the period.

              For the nine months ended September 30, 2009, total investment income decreased $1.7 million, or 1%, over the nine months ended September 30, 2008. For the nine months ended September 30, 2009, total investment income consisted of $163.2 million in interest income from investments, $1.8 million in capital structuring service fees, $3.4 million in dividend income, $4.4 million in other income and $2.7 million in management fees. Capital structuring service fees decreased $16.7 million, or 90%, to $1.8 million for the nine months ended September 30, 2009 from $18.6 million for the comparable period in 2008. The decrease in capital structuring service fees was primarily due to the decrease in new investment commitments for the nine months ended September 30, 2009 as compared to the nine months ended September 30, 2008. Interest income from investments increased $11.3 million, or 7%, to $163.2 million for the nine months ended September 30,

2009 from $151.9 million for the comparable period in 2008. The increase in interest income from investments was primarily due to the increase in the size of the portfolio. The average investments, at amortized cost, for the period increased from $2.2 billion for the nine months ended September 30, 2008 to $2.3 billion for the comparable period in 2009. Other income increased $2.0 million or 82% to $4.4 million for the nine months ended September 30, 2009 from $2.4 million for the comparable period in 2008, primarily due to miscellaneous amendment fees received during the period. Dividend income increased $1.5 million or 77% to $3.4 million for the nine months ended September 30, 2009 from $1.9 million for the comparable period in 2008, primarily due to the dividend from IHAM.

Operating Expenses

              For the three months ended September 30, 2009, total expenses decreased $1.8 million, or 6%, over the three months ended September 30, 2008. Interest expense and credit facility fees decreased $3.8 million, or 40%, to $5.7 million for the three months ended September 30, 2009 from $9.5 million for the comparable period in 2008, primarily due to the lower average cost of debt. The average cost of debt for the three months ended September 30, 2009 was 2.16% compared to the average cost of debt of 3.74% for the comparable period in 2008 due to the significant decrease in LIBOR over the period. There were $831 million in average outstanding borrowings during the three months ended September 30, 2009 compared to average outstanding borrowings of $883 million in the comparable period in 2008. For the three months ended September 30, 2009, the Company incurred $2.0 million in professional fees related to the Allied Acquisition that were not incurred in the comparable period in 2008.

              For the nine months ended September 30, 2009, total expenses decreased $2.8 million, or 3%, over the nine months ended September 30, 2008. Interest expense and credit facility fees decreased $8.0 million, or 30%, to $18.6 million for the nine months ended September 30, 2009 from $26.6 million for the comparable period in 2008, primarily due to the lower average cost of debt. The average cost of debt for the nine months ended September 30, 2009 was 2.21% compared to the average cost of debt of 3.71% for the comparable period in 2008 due to the significant decrease in LIBOR over the period offset by a higher spread for the CP Funding Facility. There were $865 million in average outstanding borrowings during the nine months ended September 30, 2009 compared to average outstanding borrowings of $794 million in the comparable period in 2008. The decrease in total expenses was partially offset by the increase in administrative expense, which increased $1.2 million, or 71%, to $2.9 million for the nine months ended September 30, 2009 from $1.7 million for the comparable period in 2008. This increase was primarily due to the expenses incurred by IHAM pursuant to a separate services agreement with Ares Capital Management. There was no such agreement in place in the comparable period in 2008. Additionally, professional fees increased $1.4 million, or 32%, to $5.7 million for the nine months ended September 30, 2009 from $4.4 million for the comparable period in 2008. This increase was primarily due to a rise in legal and valuation costs. For the three months ended September 30, 2009, the Company incurred $2.0 million in professional fees related to the Allied Acquisition that were not incurred in the comparable period in 2008.

Income Tax Expense, Including Excise Tax

              We have elected to be treated as a RIC under Subchapter M of the Code and operate in a manner so as to qualify for the U.S. federal income tax treatment applicable to RICs. Among other things, we have, in order to maintain our RIC status, made and intend to continue to make the requisite distributions to our stockholders, which will generally relieve us from U.S. federal income tax liability.

              Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year dividend distributions into the next tax year and pay a

4% U.S. federal excise tax on such income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions, we accrue this excise tax, if any, on estimated excess taxable income as taxable income is earned. For the three months ended September 30, 2009, we recorded no amounts for U.S. federal excise tax. For the nine months ended September 30, 2009, we recognized $0.1 million of benefits for U.S. federal excise tax. For the three months ended September 30, 2008, we recorded a $0.1 million provision for U.S. federal excise tax. For the nine months ended September 30, 2008, we recorded a benefit of $0.4 million for U.S. federal excise tax.

              Certain of our wholly owned subsidiaries are subject to U.S. federal and state income taxes and we and our subsidiaries may be subject to foreign taxes. For the three and nine months ended September 30, 2009, we recorded tax provisions of approximately $0.5 million and $0.6 million for these subsidiaries, respectively. For the three and nine months ended September 30, 2008, we recorded tax provisions of approximately $0.1 million for these subsidiaries.

Net Unrealized Gains/Losses

              For the three months ended September 30, 2009, the Company had net unrealized gains of $32.0 million, which was primarily comprised of $17.6 million in unrealized depreciation, $45.7 million in unrealized appreciation and $3.9 million related to the reversal of prior period net unrealized depreciation. The most significant changes in net unrealized appreciation and depreciation during the three months ended September 30, 2009 were as follows (in millions):

For the three months ended September 30, 2009
Portfolio Company	Unrealized Appreciation (Depreciation)
ADF Restaurant Group, LLC	$5.1
Imperial Capital Group, LLC	5.0
Wear Me Apparel, LLC	4.8
CT Technologies Holdings, LLC	2.8
Apple & Eve, LLC	2.3
OTG Management, Inc.	1.8
Best Brands Corporation	1.8
Capella Healthcare, Inc.	1.7
Bumble Bee Foods, LLC	1.7
Prommis Solutions, LLC	1.6
National Print Group, Inc.	1.6
Instituto de Banca y Comercio, Inc.	1.5
The Teaching Company, LLC	1.4
Pillar Holdings LLC	1.0
3091779 Nova Scotia Inc.	(1.1)
Wastequip, Inc.	(1.3)
AWTP, LLC	(1.4)
MPBP Holdings, Inc.	(1.9)
LVCG Holdings LLC	(2.0)
Canon Communications LLC	(2.2)
R3 Education, Inc.	(3.5)
Other	7.4

Total	$28.1

              For the three months ended September 30, 2008, the Company had net unrealized losses of $78.8 million, which primarily consisted of $88.3 million of unrealized depreciation from investments less $10.3 million of unrealized appreciation from investments. The most significant changes in net unrealized appreciation and depreciation during the three months ended September 30, 2008 were as follows (in millions):

For the three months ended September 30, 2008
Portfolio Company	Unrealized Appreciation (Depreciation)
Waste Pro USA, Inc.	$2.8
Hudson Group, Inc.	2.8
Industrial Container Services, LLC	1.6
MPBP Holdings, Inc.	(3.2)
HB&G Building Products	(3.2)
Apple & Eve, LLC	(3.6)
Reflexite Corporation	(4.0)
Things Remembered	(4.0)
Capella Healthcare, Inc.	(4.8)
Wear Me Apparel, LLC	(6.8)
Best Brands Corporation	(7.4)
Courtside Acquisition Corp.	(8.6)
FirstLight Financial Corporation	(10.0)
DSI Renal, Inc.	(10.0)
Other	(20.4)

Total	$(78.8)

              For the nine months ended September 30, 2009, the Company had net unrealized gains of $15.7 million, which was primarily comprised of $81.4 million in unrealized depreciation and $91.8 million in unrealized appreciation and $5.3 million relating to the reversal of prior period net unrealized depreciation. The most significant changes in net unrealized appreciation and depreciation during the nine months ended September 30, 2009 were as follows (in millions):

For the nine months ended September 30, 2009
Portfolio Company	Unrealized Appreciation (Depreciation)
Apple & Eve, LLC	$10.5
Best Brands Corp.	8.2
Ivy Hill Asset Management, L.P.(1)	8.0
Capella Healthcare, Inc.	6.0
Wear Me Apparel, LLC	6.0
Imperial Capital Group, LLC	5.0
ADF Restaurant Group	4.9
Waste Pro USA, Inc.	4.2
Prommis Solutions, LLC	3.8
Booz Allen Hamilton, Inc.	3.5
DSI Renal, Inc.	2.8
Instituto de Banca y Comercio, Inc.	2.7
CT Technologies Holdings, LLC	2.4
Lakeland Finance, LLC	2.0
Pillar Holdings LLC	2.0
Bumble Bee Foods, LLC	1.7
Wyle Laboratories, Inc.	1.4
Savers, Inc.	1.4
Magnacare Holdings, Inc.	1.4
The Teaching Company, LLC	1.3
Encanto Restaurants, Inc.	1.2
American Residential Services, LLC	1.2
Hudson Group, Inc.	1.2
Diversified Collections Services, Inc.	1.0
Industrial Container Services, LLC	(1.3)
Planet Organic Health Corp.	(1.3)
Things Remembered, Inc.	(1.8)
HB&G Building Products	(1.8)
Sigma International Group, Inc.	(2.6)
Canon Communications LLC	(2.6)
VOTC Acquisition Corp.	(2.8)
National Print Group, Inc.	(2.8)
MPBP Holdings, Inc.	(3.2)
Growing Family, Inc.	(3.4)
R3 Education, Inc.	(3.4)
Courtside Acquisition Corp.	(3.4)
Wastequip, Inc.	(4.0)
AWTP, LLC	(4.1)
Direct Buy Holdings, Inc.	(4.2)
Summit Business Media, LLC	(4.7)
LVCG Holdings LLC	(6.5)
Reflexite Corporation	(10.6)
FirstLight Financial Corporation	(11.0)
Other	2.1

Total	$10.4

(1)
See Note 10 to the consolidated financial statements for the nine months ended September 30, 2009.

              For the nine months ended September 30, 2008, the Company had net unrealized losses of $128.6 million, which primarily consisted of $167.3 million of unrealized depreciation from investments less $39.6 million of unrealized appreciation from investments. The most significant changes in net unrealized appreciation and depreciation during the three months ended September 30, 2008 were as follows (in millions):

For the nine months ended September 30, 2008
Portfolio Company	Unrealized Appreciation (Depreciation)
Reflexite Corporation	$7.3
R3 Education, Inc.	5.0
Industrial Container Services, LLC	2.9
WastePro USA, Inc.	2.8
Hudson Group, Inc.	2.8
Instituto de Banca y Comercio, Inc.	2.7
Capella Healthcare, Inc.	(4.8)
HB&G Building Products	(5.2)
Apple & Eve, LLC	(5.9)
Primis Holdings, LLC	(6.0)
Best Brands Corporation	(7.4)
Making Memories Wholesale, Inc.	(8.2)
DSI Renal, Inc.	(10.2)
MPBP Holdings, Inc.	(10.5)
Wear Me Apparel, LLC	(11.2)
Reflexite Corporation	(14.0)
FirstLight Financial Corporation	(15.0)
Courtside Acquisition Corp.	(25.7)
Other	(28.0)

Total	$(128.6)

Net Realized Gains/Losses

              During the three months ended September 30, 2009, the Company had $104.4 million of sales and repayments resulting in $1.7 million of net realized losses. These sales and repayments included $5.0 million of loans sold to the Ivy Hill Funds, the two middle market credit funds managed by our portfolio company, IHAM (see Note 10 to the consolidated financial statements for the nine months ended September 30, 2009 for more detail on IHAM and the Ivy Hill Funds). Net realized losses on investments were comprised of $12.8 million of gross realized gains and $14.5 million of gross realized losses. The most significant realized gains and losses on investments for the three months ended September 30, 2009 were as follows (in millions):

Portfolio Company	Realized Gain (Loss)
WastePro USA, Inc.	$12.3
Making Memories Wholesale, Inc.	(14.2)
Other	0.2

Total	$(1.7)

              During the three months ended September 30, 2008, the Company had $168.0 million of sales and repayments resulting in $4.6 million of net realized gains. The most significant realized gains on investments for the three months ended September 30, 2008 were as follows (in millions):

Portfolio Company	Realized Gain (Loss)
Daily Candy, Inc.	$2.5
Waste Pro USA, Inc.	2.0
Other	0.1

Total	$4.6

              During the nine months ended September 30, 2009, the Company repurchased $34.8 million of CLO Notes (as defined below) resulting in a $26.5 million realized gain on the extinguishment of debt. The Company also had $267.4 million of sales and repayments resulting in $4.2 million of net realized losses. These sales and repayments included $45.5 million of loans sold to the Ivy Hill Funds. Net realized losses on investments were comprised of $13.0 million of gross realized gains and $17.2 million of gross realized losses. The most significant realized gains and losses on investments for the nine months ended September 30, 2009 were as follows (in millions):

Portfolio Company	Realized Gain (Loss)
WastePro USA, Inc.	$12.3
Capella Healthcare, Inc.	(1.0)
Instituto de Banca y Commercio, Inc.	(1.2)
Making Memories Wholesale, Inc.	(14.2)
Other	(0.1)

Total	$(4.2)

              During the nine months ended September 30, 2008, the Company had $393.6 million of sales and repayments resulting in $4.8 million of net realized gains.

Portfolio Company	Realized Gain (Loss)
Daily Candy, Inc.	$2.5
Waste Pro USA, Inc.	2.0
Other	0.3

Total	$4.8

For the years ended December 31, 2008, 2007 and 2006

              Operating results for the years ended December 31, 2008, 2007 and 2006 are as follows (in thousands):

	For the year ended December 31,
	2008	2007	2006
Total Investment Income	$240,461	$188,873	$120,021
Total Expenses	113,221	94,750	58,458

Net Investment Income Before Income Taxes	127,240	94,123	61,563
Income Tax Expense (Benefit), Including Excise Tax	248	(826)	4,931

Net Investment Income	126,992	94,949	56,632
Net Realized Gains	6,371	6,544	27,616
Net Unrealized Losses	(272,818)	(10,661)	(14,553)

Net (Decrease) Increase in Stockholders' Equity Resulting From Operations	$(139,455)	$90,832	$69,695

Investment Income

              For the year ended December 31, 2008, total investment income increased $51.6 million, or 27% over the year ended December 31, 2007. Interest income from investments increased $46.0 million, or 28%, to $208.5 million for the year ended December 31, 2008 from $162.4 million for the comparable period in 2007. The increase in interest income from investments was primarily due to the increase in the size of the portfolio as well as increases in the weighted average yield on the portfolio. The average investments, at fair value, for the year increased to $2.0 billion for the year ended December 31, 2008 from $1.5 billion for the comparable period in 2007. Capital structuring service fees increased $3.2 million, or 18%, to $21.2 million for the year ended December 31, 2008 from $18.0 million for the comparable period in 2007. The increase in capital structuring service fees was primarily due to the increase in fee percentages as a result of more favorable terms available in the current market.

              For the year ended December 31, 2007, total investment income increased $68.9 million, or 57%, from the year ended December 31, 2006. Interest income from investments increased $64.1 million, or 65%, to $162.4 million for the year ended December 31, 2007 from $98.3 million for the comparable period in 2006. The increase in interest income from investments was primarily due to the increase in the overall size of the portfolio. The average investments, at fair value, for the year increased to $1.5 billion for the year ended December 31, 2007 from $871.0 million for the comparable period in 2006. Capital structuring service fees increased $2.0 million, or 12%, to $18.0 million for the year ended December 31, 2007 from $16.0 million for the comparable period in 2006. The increase in capital structuring service fees was primarily due to the increased amount of new investments made. The amount of new investments made increased to $1.3 billion during the year ended December 31, 2007 from $1.1 billion for the comparable period in 2006.

Operating Expenses

              For the year ended December 31, 2008, total expenses increased $18.5 million, or 19%, from the year ended December 31, 2007. Base management fees increased $6.9 million, or 29%, to $30.5 million for the year ended December 31, 2008 from $23.5 million for the comparable period in 2007, primarily due to the increase in the size of the portfolio. Incentive fees related to pre-incentive fee net investment income increased $8.2 million, or 35%, to $31.7 million for the year ended December 31, 2008 from $23.5 million for the comparable period in 2007, primarily due to the increase in the size of the portfolio and the related increase in net investment income. The increase in total expenses was partially offset by the decline in interest expense and credit facility fees. Interest expense and credit facility fees decreased $0.4 million, or 1%, to $36.5 million for the year ended December 31, 2008 from $36.9 million for the comparable period in 2007, despite significant increases in the outstanding borrowings for the period. The average outstanding borrowings during the year ended December 31, 2008 was $819.0 million compared to average outstanding borrowings of $567.9 million for the comparable period in 2007. The increase in outstanding borrowings was more than offset by the decline in the average cost of borrowing which went from 6.08% for the year ended December 31, 2007 to 4.06% for the year ended December 31, 2008.

              For the year ended December 31, 2007, total expenses increased $36.3 million, or 62%, from the year ended December 31, 2006. Base management fees increased $9.9 million, or 72%, to $23.5 million for the year ended December 31, 2007 from $13.6 million for the comparable period in 2006, primarily due to the increase in the size of the portfolio. Incentive fees related to pre-incentive fee net investment income increased $7.5 million, or 46%, to $23.5 million for the year ended December 31, 2007 from $16.1 million for the comparable period in 2006, primarily due to the increase in the size of the portfolio and the related increase in net investment income. Interest expense and credit facility fees increased $18.3 million, or 99%, to $36.9 million for the year ended December 31, 2007 from $18.6 million for the comparable period in 2006, primarily due to the significant increase in the outstanding borrowings. The average outstanding borrowings during the year ended December 31, 2007 was $567.9 million compared to average outstanding borrowings of $262.4 million for the comparable period in 2006. The increase in total expenses was partially offset by the decline in incentive fees related to realized gains. There were no incentive fees related to realized gains during the year ended December 31, 2007 compared to $3.4 million for the year ended December 31, 2006, due to gross unrealized depreciation offsetting net realized gains for the period. Net realized gains were $6.6 million during the year ended December 31, 2007 whereas gross unrealized depreciation recognized was $61.2 million.

Income Tax Expense, Including Excise Tax

              For the years ended December 31, 2008, 2007 and 2006 provisions of approximately $0.1 million, $0.1 million and $0.6 million respectively, were recorded for federal excise tax.

              For the year ended December 31, 2008, we recorded a tax provision of approximately $0.1 million for our wholly owned subsidiaries that are subject to U.S. federal and state income taxes. For the year ended December 31, 2007, we recorded a tax benefit of approximately $0.9 million for these subsidiaries. For the year ended December 31, 2006, we recorded a tax provision of $4.4 million for these subsidiaries.

Net Realized Gains/Losses

              During the year ended December 31, 2008, the Company had $495.6 million of sales and repayments resulting in $6.6 million of net realized gains. These sales and repayments included the $75.5 million of loans sold to the Ivy Hill Funds. Net realized gains were comprised of $6.8 million of gross realized gains and $0.2 of gross realized losses. The most significant realized gains and losses during the year ended December 31, 2008 were as follows (in millions):

Portfolio Company	Realized Gain (Loss)
Hudson Group, Inc.	$2.8
Waste Pro USA, Inc.	2.0
Daily Candy, Inc.	1.3
Other	0.5

Total	$6.6

              During the year ended December 31, 2007, the Company had $725.2 million of sales and repayments resulting in $6.6 million of net realized gains. These sales and repayments included the $133.0 million of loans sold to Ivy Hill I. Net realized gains were comprised of $16.2 million of gross realized gains and $9.7 million of gross realized losses. The most significant realized gains and losses during the year ended December 31, 2007 were as follows (in millions):

Portfolio Company	Realized Gain (Loss)
The GSI Group, Inc.	$6.2
Varel Holdings, Inc.	4.0
Equinox SMU Partners LLC	3.5
Berkline/Benchcraft Holdings LLC	(8.8)
Other	1.7

Total	$6.6

              During the year ended December 31, 2006, the Company had $457.7 million of sales and repayments resulting in $27.6 million of net realized gains. Net realized gains were comprised of $27.7 million of gross realized gains and $0.1 million of gross realized losses. The most significant realized gains and losses during the year ended December 31, 2006 were as follows (in millions):

Portfolio Company	Realized Gain (Loss)
CICQ, LP	$18.6
United Site Services, Inc.	4.5
GCA Services Group, Inc.	1.0
Other	3.5

Total	$27.6

Net Unrealized Gains/Losses

              For the year ended December 31, 2008, the Company had net unrealized losses of $272.8 million, which was comprised of $54.9 million in unrealized appreciation, $323.9 million in unrealized depreciation and $3.8 million relating to the reversal of prior period net unrealized appreciation. The most significant changes in net unrealized appreciation and depreciation during the year ended December 31, 2008 were as follows (in millions):

Portfolio Company	Unrealized Appreciation (Depreciation)
R3 Education, Inc.	$5.0
Instituto de Banco Y Comercio, Inc.	4.5
Industrial Container Services LLC	4.1
Diversified Collection Services, Inc.	3.4
Campus Management Corp.	3.0
Prommis Solutions, LLC	(3.1)
309179 Nova Scotia, Inc.	(3.1)
National Print Group, Inc.	(3.1)
Athletic Club Holdings, Inc.	(3.2)
Booz Allen Hamilton, Inc.	(3.2)
Wastequip, Inc.	(3.3)
Direct Buy Holdings, Inc.	(3.6)
OnCURE Medical Corp.	(3.6)
VSS-Tranzact Holdings, LLC	(4.0)
Summit Business Media, LLC	(4.0)
Best Brands Corporation	(4.3)
GG Merger Sub I, Inc.	(4.7)
Apogee Retail, LLC	(4.8)
Ivy Hill Middle Market Credit Fund, Ltd.	(5.6)
Making Memories Wholesale, Inc.	(6.7)
Vistar Corporation	(6.9)
HB&G Building Products	(7.4)
Growing Family, Inc.	(7.5)
Primis Marketing Group, Inc.	(7.6)
Capella Healthcare, Inc.	(9.5)
Wear Me Apparel, LLC	(12.1)
Things Remembered, Inc.	(12.3)
Apple & Eve, LLC	(12.4)
MPBP Holdings, Inc.	(15.3)
DSI Renal, Inc.	(18.1)
Reflexite Corporation	(19.2)
Courtside Acquisition Corp.	(30.9)
FirstLight Financial Corporation	(37.0)
Other	(32.5)

Total	$(269.0)

              For the year ended December 31, 2007, the Company had net unrealized losses of $10.7 million, which was comprised of $52.5 million in unrealized appreciation, $60.4 million in unrealized depreciation and $2.8 million relating to the reversal of prior period net unrealized appreciation. The most significant changes in unrealized appreciation and depreciation during the year ended December 31, 2007 were as follows (in millions):

Portfolio Company	Unrealized Appreciation (Depreciation)
Reflexite Corporation	$27.2
The GSI Group, Inc.	5.6
Waste Pro, Inc.	4.0
Daily Candy, Inc.	3.6
Industrial Container Services, Inc.	3.2
Varel Holdings, Inc.	3.0
Wastequip, Inc.	(3.2)
Making Memories Wholesale, Inc.	(5.0)
Primis Marketing Group, Inc.	(5.6)
Universal Trailer Corporation	(7.2)
Wear Me Apparel, LLC	(8.0)
FirstLight Financial Corporation	(10.0)
MPBP Holdings, Inc.	(10.5)
Other	(5.0)

Total	$(7.9)

              For the year ended December 31, 2006, the Company had net unrealized losses of $14.6 million, which was comprised of $9.2 million in unrealized appreciation, $8.9 million in unrealized depreciation and $14.9 million relating to the reversal of prior period net unrealized appreciation. The most significant changes in unrealized appreciation and depreciation during the year ended December 31, 2006 were as follows (in millions):

Portfolio Company	Unrealized Appreciation (Depreciation)
CICQ, LP	$4.0
Universal Trailer Corporation	3.4
Varel Holdings, Inc.	1.0
Making Memories Wholesale, Inc.	(2.4)
Berkshire/Benchcraft Holdings LLC	(6.5)
Other	0.8

Total	$0.3

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

              Since the Company's inception, the Company's liquidity and capital resources have been generated primarily from the net proceeds of public offerings of common stock, the Debt Securitization, advances from the Facilities, as well as cash flows from operations.

              As of September 30, 2009, the Company had $61.5 million in cash and cash equivalents and $767.9 million in total indebtedness outstanding. Subject to leverage restrictions, the Company had approximately $453.9 million available for additional borrowings under the Facilities as of September 30, 2009.

              Due to volatility in global markets, the availability of capital and access to capital markets has been limited over the last two years. We have responded to recent constraints on raising new capital by pursuing other avenues of liquidity and growth, such as adjusting the pace of our investments, becoming more selective in evaluating investment opportunities to ensure appropriate risk-adjusted returns, pursuing asset sales, developing our third-party asset management capabilities and/or recycling lower yielding investments. We also intend to continue pursuing opportunities to manage third-party funds. As the global liquidity situation evolves, we will continue to monitor and adjust our funding approach accordingly. However, given the unprecedented nature of the volatility in the global markets, there can be no assurances that these activities will be successful. While levels of market disruption and volatility appear to be improving, there can be no assurance that they will not worsen. If they do, we could face materially higher financing costs. Consequently, our operating strategy could be materially and adversely affected. The illiquidity of our investments may make it difficult for us to sell such investments if required. As a result, we may realize significantly less than the value at which we have recorded our investments.

Equity Offerings

              The following table summarizes the total shares issued and proceeds we received net of underwriter, dealer manager and offering costs for the nine months ended September 30, 2009 and 2008 (in millions, except per share data):

	Shares issued	Offering price per share	Proceeds net of dealer manager and offering costs
August 2009 public offering	12.4	$9.25	$109.1

Total for the nine months ended September 30, 2009	12.4		$109.1
April 2008 public offering	24.2	$11.00	$259.8

Total for the nine months ended September 30, 2008	24.2		$259.8

Debt Capital Activities

              Our debt obligations consisted of the following as of September 30, 2009 and December 31, 2008 (in millions):

	September 30, 2009		December 31, 2008
	Outstanding	Total Available(1)	Outstanding	Total Available(1)
Revolving Credit Facility	$271.1	$525.0	$480.5	$510.0
CP Funding Facility	223.0	223.0	114.3	350.0
CP Funding II Facility	—	200.0	—	—
Debt Securitization	273.8	273.8	314.0	314.0

	$767.9	$1,221.8	$908.8	$1,174.0

(1)
Subject to borrowing base and leverage restrictions.

              The weighted average interest rate and weighted average maturity of all our outstanding borrowings as of September 30, 2009 were 2.02% and 4.8 years, respectively. The weighted average interest rate and weighted average maturity of all our outstanding borrowings as of December 31, 2008 were 3.03% and 4.9 years, respectively.

              The ratio of total debt outstanding to stockholders' equity as of September 30, 2009 was 0.63:1.00 compared to 0.83:1.00 as of December 31, 2008.

              A summary of our contractual payment obligations as of December 31, 2008 are as follows (in millions):

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Revolving Credit Facility	$480.5	$—	$480.5	$—	$—
CP Funding Facility	114.3	114.3	—	—	—
Debt Securitization	314.0	—	—	—	314.0

Total Debt	$908.8	$114.3	$480.5	$—	$314.0

              In accordance with the Investment Company Act, with certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the Investment Company Act, is at least 200% after such borrowing. As of September 30, 2009, our asset coverage for borrowed amounts was 259%. As of December 31, 2008, our asset coverage for borrowed amounts was 220%.

Revolving Credit Facility

              In December 2005, we entered into a senior secured revolving credit facility, referred to as the "Revolving Credit Facility," under which, as amended as of September 31, 2009, the lenders had agreed to extend credit to the Company in an aggregate principal amount not exceeding $525 million at any one time outstanding. As of September 30, 2009, the Revolving Credit Facility was to expire on December 28, 2010 and was secured by substantially all of our assets (subject to certain exceptions, including investments held by Ares Capital CP under the CP Funding Facility, investments held by Ares Capital CP II under the CP Funding II Facility and those held as a part of the Debt Securitization, each discussed below) which as of September 30, 2009 consisted of 167 investments.

              As of September 30, 2009, the Revolving Credit Facility also included an "accordion" feature that allowed us to increase the size of the Revolving Credit Facility to a maximum of $765 million under certain circumstances. The Revolving Credit Facility also includes usual and customary events of default and covenants for senior secured revolving credit facilities of this nature and companies of this type. As of September 30, 2009, there was $271.1 million outstanding under the Revolving Credit Facility and the Company continued to be in compliance with all of the limitations and requirements of the Revolving Credit Facility. As of December 31, 2008, there was $480.5 million outstanding under the Revolving Credit Facility. See Note 7 to our consolidated financial statements for the period ended September 30, 2009 for more detail on the Revolving Credit Facility.

              On January 22, 2010, the Revolving Credit Facility was amended and restated to, among other things, increase the size of the facility from $525 million to $690 million (comprised of $615 million in commitments on a stand-alone basis and an additional $75 million in commitments contingent upon the closing of the merger), extend the maturity date to January 22, 2013 and modified pricing. Subject to certain exceptions, pricing under the Revolving Credit Facility as amended as of the date of this document is based on LIBOR plus an applicable spread of between 2.50% and 4.00% or an "alternate base rate" (which is the highest of a prime rate, the federal funds rate plus 0.50% or one month LIBOR plus 1.00%) plus an applicable spread of between 1.50% and 3.00%, in each case based on a pricing grid depending on Ares Capital's credit rating. The effective LIBOR spread under the Revolving Credit Facility on January 22, 2010 was 3.00%. The Revolving Credit Facility continues to be secured by substantially all of Ares Capital's assets (subject to certain exceptions, including investments held by Ares Capital CP under the CP Funding Facility and those held as a part of the Debt Securitization).

              The Revolving Credit Facility as amended as of the date of this document includes an "accordion" feature that allows Ares Capital, under certain circumstances, to increase the size of the

Revolving Credit Facility to a maximum of $897.5 million prior to the closing of the merger and up to a maximum of $1.05 billion upon the closing of the merger. The Revolving Credit Facility also continues to include usual and customary events of default and covenants for senior secured revolving credit facilities of this nature. As of January 22, 2010, there was $490.7 million outstanding under the Revolving Credit Facility and Ares Capital continued to be in compliance with all of the limitations and requirements of the Revolving Credit Facility.

CP Funding Facility

              In October 2004, we formed Ares Capital CP Funding LLC ("Ares Capital CP"), a wholly owned subsidiary of the Company, through which we established a revolving facility, referred to as the "CP Funding Facility," that, as amended, allowed Ares Capital CP to issue up to $350 million of variable funding certificates. On May 7, 2009, the Company and Ares Capital CP entered into an amendment that, among other things, converted the CP Funding Facility from a revolving facility to an amortizing facility, extended the maturity from July 21, 2009 to May 7, 2012, reduced the availability from $350 million to $225 million (with a reduction in the outstanding balance required by each of December 31, 2010 and December 31, 2011) and decreased the advance rates applicable to certain types of eligible loans. In addition, the interest rate charged on the CP Funding Facility was increased from the commercial paper, Eurodollar or adjusted Eurodollar rate, as applicable, plus 2.50% to the commercial paper, Eurodollar or adjusted Eurodollar rate, as applicable, plus 3.50% and the commitment fee requirement was removed. The Company also paid a renewal fee of 1.25% of the total facility amount, or $2.8 million. As of September 30, 2009, there was $223.0 million outstanding under the CP Funding Facility and the Company continues to be in compliance with all of the limitations and requirements of the CP Funding Facility. As of December 31, 2008, there was $114.3 million outstanding under the CP Funding Facility.

              The CP Funding Facility is secured by all of the assets held by Ares Capital CP, which as of September 30, 2009 consisted of 36 investments. In addition, the CP Funding Facility is guaranteed by all of the assets of Ares Capital CP Funding II LLC, or "Ares Capital CP II," our indirect, wholly owned subsidiary. See Note 7 to our consolidated financial statements for the period ended September 30, 2009 for more detail on the CP Funding Facility.

              On January 22, 2010, Ares Capital combined the CP Funding Facility with the CP Funding II Facility into a single $400 million revolving securitized facility between Ares Capital CP and Wachovia. The combination, among other things, converted the CP Funding Facility from an amortizing facility to a revolving facility, extended the maturity date to January 22, 2013 (with two one-year extension options, subject to mutual consent) and modified the pricing structure of the CP Funding Facility. As a result of the combination, Ares Capital terminated the CP Funding II Facility.

              The CP Funding Facility is secured by all of the assets held by Ares Capital CP. As of the date of this document, subject to certain exceptions, the interest charged on the CP Funding Facility is based on LIBOR plus an applicable spread of between 2.25% and 3.75% or a "base rate" (which is the higher of a prime rate or the federal funds rate plus 0.50%) plus an applicable spread of between 1.25% to 2.75%, in each case based on a pricing grid depending upon the credit rating of Ares Capital. The effective LIBOR spread under the CP Funding Facility on January 22, 2010 was 2.75%. The CP Funding Facility continues to include usual and customary events of default and covenants for securitized revolving facilities of this nature and companies of this type. As of January 22, 2010, there was approximately $209 million outstanding under the CP Funding Facility and Ares Capital CP continued to be in compliance with all of the limitations and requirements of the CP Funding Facility.

CP Funding II Facility

              On July 21, 2009, Ares Capital CP II Funding LLC ("Ares Capital CP II") entered into an agreement with Wachovia Bank N.A. ("Wachovia") to establish a new revolving facility (the "CP Funding II Facility") whereby Wachovia agreed to extend credit to Ares Capital CP II in an aggregate principal amount not exceeding $200 million at any one time outstanding. The CP Funding II Facility is scheduled to expire on July 21, 2012, with two one-year extension options, subject to mutual consent. Subject to certain exceptions, the interest charged on the CP Funding II Facility is based on LIBOR plus 4.00%. The CP Funding II Facility is secured by all of the assets held by Ares Captial CP II. As of September 30, 2009, there were no amounts outstanding on the CP Funding II Facility. In addition, the CP Funding II Facility is guaranteed by all the assets of Ares Capital CP. See Note 7 to our consolidated financial statements for the period ended September 30, 2009 for more detail on the CP Funding II Facility.

              On January 22, 2010, Ares Capital combined the CP Funding Facility with the CP Funding II Facility. As a result of the combination, Ares Capital terminated the CP Funding II Facility.

Debt Securitization

              In July 2006, through our wholly owned subsidiary, ARCC CLO 2006 LLC ("ARCC CLO"), we completed a $400 million debt securitization (the "Debt Securitization") and issued approximately $314.0 million principal amount of asset-backed notes (including $50.0 million of revolving notes, all of which were drawn down as of September 30, 2009) (the "CLO Notes") to third parties that are secured by a pool of middle market loans that were purchased or originated by the Company. Such CLO Notes are included in the September 30, 2009 consolidated balance sheet. We retained approximately $86.0 million of aggregate principal amount of certain BBB/Baa2 and non-rated securities in the Debt Securitization (the "Retained Notes"). During the nine months ended September 30, 2009, we repurchased, in several open market transactions, $34.8 million of CLO Notes, consisting of $14.0 million of the Class B Notes and $20.8 million of the Class C Notes, for a total purchase price of $8.2 million. As a result of these purchases, we recognized a $26.5 million gain on the extinguishment of debt and as of September 30, 2009, we held an aggregate principal amount of $120.8 million of CLO Notes, in total. All of the CLO Notes mature on December 20, 2019, and, as of September 30, 2009, there was $273.8 million outstanding under the Debt Securitization (excluding the Retained Notes). The blended pricing of the CLO Notes, excluding fees, is approximately 3-month LIBOR plus 27 basis points.

              As of September 30, 2009, there were 54 investments securing the notes. See Note 7 to our consolidated financial statements for the period ended September 30, 2009 for more detail on the Debt Securitization.

              The Moody's Investors Service rating of the Class A-1B Notes, the Class A-2B Notes, the Class B Notes and the Class C Notes have been reduced below the respective ratings issued for such notes on the Debt Securitization's closing date. As of September 30, 2009, the Class A-1B Notes had a rating of Aa2, the Class A-2B Notes had a rating of Aa1, the Class B Notes had a rating of A1 and the Class C Notes had a rating of Baa3. As a result of the downgrades, among other things, our ability to transfer loans out of the Debt Securitization has been restricted and certain principal proceeds must be used to further reduce the outstanding principal balance of such notes on each distribution date.

PORTFOLIO VALUATION

              Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, we look at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available

(i.e., substantially all of our investments) are valued at fair value as determined in good faith by our board of directors, based on the input of our management and audit committee and independent valuation firms that have been engaged at the direction of the board to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing 12-month period and under a valuation policy and a consistently applied valuation process. The valuation process is conducted at the end of each fiscal quarter, with approximately 50% (based on value) of our valuations of portfolio companies without readily available market quotations subject to review by an independent valuation firm each quarter.

              As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (an estimate of the total fair value of the portfolio company's debt and equity), the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company's securities to publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation.

              Because there is not a readily available market value for most of the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by our board of directors, based on the input of our management and audit committee and independent valuation firms under a valuation policy and a consistently applied valuation process. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize significantly less than the value at which we have recorded it.

              In addition, changes in the market environment, such as inflation, and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than would be realized based on the valuations currently assigned. See "Risk Factors—Risks Relating to Our Investments—Price declines and illiquidity in the corporate debt markets have adversely affected, and may in the future adversely affect, the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation."

              With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:

  •
  Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals responsible for the portfolio investment in conjunction with our portfolio management team.

  •
  Preliminary valuation conclusions are then documented and discussed by our management.

  •
  The audit committee of our board of directors reviews these preliminary valuations, as well as the input of independent valuation firms with respect to the valuations of approximately 50% (based on value) of our portfolio companies without readily available market quotations.

  •
  The board of directors discusses valuations and determines the fair value of each investment in our portfolio without a readily available market quotation in good faith based on the input of our management and audit committee and independent valuation firms.

              Effective January 1, 2008, we adopted SFAS 157, which expands the application of fair value accounting for investments (see Note 8 to the consolidated financial statements).

OFF BALANCE SHEET ARRANGEMENTS

              As of September 30, 2009 and December 31, 2008, we had the following commitments to fund various revolving senior secured and subordinated loans (in millions):

	September 30, 2009	December 31, 2008
Total revolving commitments	$295.4	$419.0
Less: funded commitments	(90.4)	(139.6)

Total unfunded commitments	205.0	279.4
Less: commitments substantially at our discretion	(10.0)	(32.4)
Less: unavailable commitments due to borrowing base or other covenant restriction	(89.0)	(64.5)

Total net adjusted unfunded revolving commitments	$106.0	$182.5

              Of the total commitments as of September 30, 2009, $174.2 million extend beyond the maturity date for the Revolving Credit Facility. Additionally, $104.4 million of the total commitments or $6.5 million of the net adjusted unfunded commitments are scheduled to expire in 2009. Included within the total commitments as of September 30, 2009 are commitments to issue up to $24.3 million in standby letters of credit through a financial intermediary on behalf of certain portfolio companies.

              Under these arrangements, we would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. As of September 30, 2009, we had $21.4 million in standby letters of credit issued and outstanding on behalf of the portfolio companies, of which no amounts were recorded as a liability. Of these letters of credit, $0.4 million expire on January 31, 2010, $0.2 million expire on February 28, 2010, $3.7 million expire on March 31, 2010, $8.1 million expire on July 31, 2010 and $9.0 million expire on September 30, 2010. These letters of credit may be extended under substantially similar terms for additional one-year terms at our option until the Revolving Credit Facility, under which the letters of credit were issued. As of September 30, 2009, the Revolving Credit Facility matured on December 28, 2010.

              As of September 30, 2009 and December 31, 2008, we were subject to subscription agreements to fund equity investments in private equity investment partnerships, substantially all at our discretion, as follows (in millions):

	September 30, 2009	December 31, 2008
Total private equity commitments	$428.3	$428.3
Total unfunded private equity commitments	$419.1	$423.6

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

              We are subject to financial market risks, including changes in interest rates and the valuations of our investment portfolio.

Interest Rate Risk

              Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. Because we fund a portion of our investments with borrowings, our net investment income is affected by the spread between the rate at which we invest and the rate at which we borrow. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

              As of September 30, 2009, approximately 57% of the investments at fair value in our portfolio were at fixed rates while approximately 30% were at variable rates and 13% were non-interest earning. Additionally, 11% of the investments at fair value or 37% of the investments at fair value with variable rates contain interest rate floor features. The Debt Securitization, the CP Funding Facility and the Revolving Credit Facility all feature variable rates.

              We regularly measure our exposure to interest rate risk. We assess interest rate risk and manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities. Based on that review, we determine whether or not any hedging transactions are necessary to mitigate exposure to changes in interest rates.

              In October 2008, we entered into a two-year interest rate swap agreement for a total notional amount of $75 million. Under the interest rate swap agreement, we will pay a fixed interest rate of 2.985% and receive a floating rate based on the prevailing three-month LIBOR. We believe that this agreement will enable us to mitigate interest rate risk and remain match funded.

              While hedging activities may mitigate our exposure to adverse fluctuations in interest rates, certain hedging transactions that we may enter into in the future, such as interest rate swap agreements, may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio investments.

              Based on our September 30, 2009 balance sheet, the following table shows the impact on net income of base rate changes in interest rates assuming no changes in our investment and borrowing structure and reflecting the effect of our interest rate swap agreement described above and in Note 11 of the consolidated financial statements (in millions):

Basis Point Change	Interest Income	Interest Expense	Net Income
Up 300 basis points	$14.0	$20.8	$(6.8)
Up 200 basis points	$8.9	$13.9	$(5.0)
Up 100 basis points	$4.4	$6.9	$(2.5)
Down 100 basis points	$(2.3)	$(4.2)	$1.9
Down 200 basis points	$(3.5)	$(8.4)	$4.9
Down 300 basis points	$(4.7)	$(12.6)	$7.9

              Based on our December 31, 2008 balance sheet, the following table shows the impact on net income of base rate changes in interest rates assuming no changes in our investment and borrowing structure and reflecting the effect of our interest rate swap agreement described above and in Note 11 of the consolidated financial statements (in millions):

Basis Point Change	Interest Income	Interest Expense	Net Income
Up 300 basis points	$21.4	$25.0	$(3.6)
Up 200 basis points	$14.2	$16.7	$(2.5)
Up 100 basis points	$7.1	$8.3	$(1.2)
Down 100 basis points	$(6.2)	$(8.3)	$2.1
Down 200 basis points	$(11.2)	$(15.1)	$3.9
Down 300 basis points	$(14.7)	$(17.0)	$2.3

 SENIOR SECURITIES
(dollar amounts in thousands, except per share data)

              Information about our senior securities (including preferred stock, debt securities and other indebtedness) is shown in the following tables as of each fiscal year ended December 31 since we commenced operations and as of September 30, 2009. The report of our independent registered public accounting firm, KPMG LLP, on the senior securities table as of December 31, 2008 is attached as an exhibit to the registration statement of which this prospectus is a part. The "—" indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
Revolving Credit Facility
Fiscal 2009 (as of September 30, 2009, unaudited)	$271,091	$915.15
Fiscal 2008	$480,486	$1,165.69	$—	N/A
Fiscal 2007	$282,528	$1,098.58	$—	N/A
Fiscal 2006	$193,000	$1,056.23	$—	N/A
Fiscal 2005	$—	$—	$—	N/A
CP Funding Facility
Fiscal 2009 (as of September 30, 2009, unaudited)	$223,027	$752.90
Fiscal 2008	$114,300	$277.30	$—	N/A
Fiscal 2007	$85,000	$330.07	$—	N/A
Fiscal 2006	$15,000	$82.09	$—	N/A
Fiscal 2005	$18,000	$32,645.12	$—	N/A
CP Funding II Facility
Fiscal 2009 (as of September 30, 2009, unaudited)	$0	N/A
Debt Securitization
Fiscal 2009 (as of September 30, 2009, unaudited)	$273,753	$924.14
Fiscal 2008	$314,000	$761.78	$—	N/A
Fiscal 2007	$314,000	$1,220.95	$—	N/A
Fiscal 2006	$274,000	$1,499.51	$—	N/A

(1)
Total amount of each class of senior securities outstanding at the end of the period presented.

(2)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit. In order to determine the specific Asset Coverage Per Unit for each of the Revolving Credit Facility, the CP Funding Facility and the Debt Securitization, the total Asset Coverage Per Unit was divided based on the amount outstanding at the end of the period for each.

(3)
The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it.

(4)
Not applicable, as none of our current senior securities are registered for public trading.

 BUSINESS

GENERAL

              Ares Capital, a Maryland corporation, is a specialty finance company that is a closed-end, non-diversified management investment company. We have elected to be regulated as a BDC under the Investment Company Act. We were founded on April 16, 2004, were initially funded on June 23, 2004 and completed our initial public offering on October 8, 2004. Ares Capital's investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in U.S. middle-market companies, where we believe the supply of primary capital is limited and the investment opportunities are most attractive. However, we may from time to time invest in larger companies.

              We invest primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component like warrants. First and second lien senior loans generally are senior debt instruments that rank ahead of subordinated debt of a given portfolio company. These loans also have the benefit of security interests on the assets of the portfolio company, which may rank ahead of or be junior to other security interests. Mezzanine debt is subordinated to senior loans and is generally unsecured. Our debt investments have ranged between $10 million and $100 million each, although the investment sizes may be more or less than the targeted range and are expected to grow with our capital availability. We also, to a lesser extent, make equity investments. Each of our equity investments has generally been less than $20 million, but may grow with our capital availability and are usually made in conjunction with loans we make to these portfolio companies.

              The proportion of these investments will change over time given our views on, among other things, the economic and credit environment we are operating in. In connection with our investing activities, we may make commitments with respect to indebtedness or securities of a potential portfolio company substantially in excess of our final investment. In such situations, while we may initially agree to fund up to a certain dollar amount of an investment, we may syndicate a portion of such amount to third parties prior to closing such investment, such that we make a smaller investment than what was reflected in our original commitment.

              The first and second lien senior loans generally have stated terms of three to 10 years and the mezzanine debt investments generally have stated terms of up to 10 years, but the expected average life of such first and second lien loans and mezzanine debt is generally between three and seven years. However, we may invest in securities with any maturity or duration. The debt that we invest in typically is not initially rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than "Baa3" by Moody's Investors Service or lower than "BBB-" by Standard & Poor's). We may invest without limit in debt of any rating, as well as debt that has not been rated by any nationally recognized statistical rating organization.

              We believe that our investment adviser, Ares Capital Management, is able to leverage Ares' current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms to provide us with attractive investments. In addition to deal flow, the Ares investment platform assists our investment adviser in analyzing, structuring and monitoring investments. Ares has been in existence for more than 12 years and its senior principals have an average of over 20 years experience investing in senior loans, high yield bonds, mezzanine debt and private equity securities. The Company has access to the Ares staff of approximately 110 investment professionals and to over 150 administrative professionals employed by Ares who provide assistance in accounting, legal, compliance, technology and investor relations.

              While our primary focus is to generate current income and capital appreciation through investments in first and second lien senior loans and mezzanine debt and, to a lesser extent, equity securities of eligible portfolio companies, we also may invest up to 30% of our portfolio in opportunistic investments of non-eligible portfolio companies. Specifically, as part of this 30% basket and subject to compliance with applicable laws, we may invest in debt of middle-market companies located outside of the United States, in investment funds that are operating pursuant to certain exceptions to the Investment Company Act, in advisers to similar investment funds and in debt and equity of public companies that do not meet the definition of eligible portfolio companies because their market capitalization of publicly traded equity securities exceeds the levels provided for in the Investment Company Act. We expect that these public companies generally will have debt that may be non-investment grade. From time to time we may also invest in high yield bonds, which, depending on the issuer, may or may not be included in the 30% basket.

              In addition, our portfolio company, IHAM, manages three unconsolidated senior debt funds, the Ivy Hill Funds, and serves as the sub-adviser/sub-manager for four others: the the CoLTS Funds and FirstLight. As of December 31, 2009, IHAM had total committed capital under management of over $2.3 billion.

              We and GE Commercial Finance Investment Advisory Services LLC also co-manage an unconsolidated senior debt fund: the SL Fund.

Recent Developments

Allied Acquisition

              On October 26, 2009, we entered into a definitive agreement to acquire Allied Capital in an all stock transaction valued at $862 million, or approximately $4.61 per Allied Capital share as of January 20, 2010. The boards of directors of both companies have each unanimously approved the Allied Acquisition.

              Allied Capital is an internally managed BDC. Allied Capital invests in primarily private middle-market companies in a variety of industries through long-term debt and equity capital instruments.

              While there can be no assurances as to the exact timing, or that the Allied Acquisition will be completed at all, we are working to complete the Allied Acquisition in the first quarter of 2010. The consummation of the Allied Acquisition is subject to certain conditions, including, among others, Allied Capital stockholder approval, Ares Capital stockholder approval, required regulatory approvals (including expiration of the waiting period under the HSR Act, the early termination of which was granted on December 1, 2009), receipt of certain Ares Capital and Allied Capital lender consents and other customary closing conditions.

              We cannot assure you that the Allied Acquisition will be consummated as scheduled, or at all. See "Pending Allied Acquisition" for a more detailed description of the terms of the Allied Acquisition, "Risk Factors—Risks Relating to Our Business—We may fail to consummate the Allied Acquisition" for a description of the risks associated with a failure to consummate the Allied Acquisition and "Risk Factors—Risks Relating to a Consummation of the Allied Acquisition" for a description of the risks that the combined company may face if the Allied Acquisition is consummated.

Unitranche Fund Acquisition

              In a separate transaction, on October 30, 2009, we completed our acquisition of Allied Capital's interests in the SL Fund for $165 million in cash. The SL Fund was formed in December 2007 to invest in "unitranche" loans of middle-market companies and has approximately $3.6 billion of committed capital, approximately $900 million in aggregate principal amount of which is currently funded. Of the $2.7 billion of unfunded committed capital, approximately $350 million would be funded by us. As of January 15, 2010, we made one investment in the SL Fund of $11.6 million since our acquisition of the SL Fund on October 30, 2009. Our investment entitles us to a coupon of LIBOR plus 8.0% and certain other sourcing and management fees. In addition, since we invest in the substantial majority of the subordinated certificates in the SL Fund, our underlying investment also entitles us to a substantial portion of the excess cash flows from the loan portfolio.

Ivy Hill SDF Acquisition

              On December 29, 2009, we made an incremental investment in IHAM to facilitate its acquisition of Allied Capital's management rights in respect of, and interests in, the Allied Capital Senior Debt Fund (now referred to as "Ivy Hill SDF"), for approximately $33 million in cash. Ivy Hill SDF currently has approximately $294 million of committed capital invested primarily in first lien loans and to a lesser extent, second lien loans of middle-market companies. IHAM manages Ivy Hill SDF and receives fee income and potential equity distributions in respect of interests that it acquired in Ivy Hill SDF.

Other Investment Activity

              As of January 15, 2010, we made $381.8 million of investments (including agreements to fund revolving credit facilities or delayed draw loans) since September 30, 2009. Of these investments, approximately 27% were made in first lien senior secured debt, 62% in senior subordinated debt and 11% in equity/other securities. Of these investments, 26% bear interest at floating rates with a weighted average stated rate of LIBOR plus 11% and 65% bear interest at fixed rates with a weighted average stated rate of 16.6%. As of January 15, 2010, we exited $423.9 million of investments since September 30, 2009. Of these investments, approximately 31% were first lien senior secured debt, 18% were second lien senior secured debt, 48% were senior subordinated debt and 3% were equity securities. Of these investments, 43% bear interest at floating rates with a weighted average stated rate of LIBOR plus 7% and 47% bear interest at fixed rates with a weighted average stated rate of 12%.

              In addition, as of January 21, 2010, we had an investment backlog and pipeline of $137.7 million and $214.9 million, respectively. We expect to syndicate a portion of these investments and commitments to third parties. The consummation of any of the investments in this backlog and pipeline depends upon, among other things: satisfactory completion of our due diligence investigation of the prospective portfolio company, our acceptance of the terms and structure of such investment and the execution and delivery of satisfactory transaction documentation. We cannot assure you that we will make any of these investments or that we will syndicate any portion of our investments and commitments.

About Ares

              Founded in 1997, Ares is a global alternative asset manager and SEC registered investment adviser with approximately $33 billion of total committed capital and over 250 employees as of December 31, 2009.

              Ares specializes in originating and managing assets in both the leveraged finance and private equity markets. Ares' leveraged finance activities include the origination, acquisition and management of senior loans, high yield bonds, mezzanine debt and special situation investments. Ares' private equity activities focus on providing flexible, junior capital to middle-market companies. Ares has the ability to invest across a capital structure, from senior floating rate debt to common equity. This flexibility, combined with Ares' "buy and hold" philosophy, enables Ares to structure an investment to meet the specific needs of a company rather than the less flexible demands of the public markets.

              Ares is comprised of the following groups:

  •
  Private Debt Group. The Ares Private Debt Group manages the assets of Ares Capital and ACE. The Private Debt Group focuses primarily on non-syndicated first and second lien senior loans and mezzanine debt, which in some cases may include an equity component.

    The Private Debt Group also makes equity investments in private middle-market companies, usually in conjunction with loans.

  •
  Capital Markets Group. The Ares Capital Markets Group manages a variety of funds and investment vehicles that managed approximately $18 billion of committed capital as of December 31, 2009, focusing primarily on syndicated senior secured loans, high yield bonds, distressed debt, other liquid fixed income investments and other publicly traded debt securities.

  •
  Private Equity Group. The Ares Private Equity Group manages ACOF, which has managed approximately $6 billion of committed capital as of December 31, 2009. ACOF generally makes private equity investments in companies substantially larger than the private equity investments anticipated to be made by us. In particular, the Private Equity Group generally focuses on control-oriented equity investments in under-capitalized companies or companies with capital structure issues.

              Ares' senior principals have been working together as a group for many years and have an average of over 20 years of experience in leveraged finance, private equity, distressed debt, investment banking and capital markets. They are backed by a large team of highly-disciplined professionals. Ares' rigorous investment approach is based upon an intensive, independent financial analysis, with a focus on preservation of capital, diversification and active portfolio management. These fundamentals underlie Ares' investment strategy and have resulted in large pension funds, banks, insurance companies, endowments and high net worth individuals investing in Ares' funds.

Ares Capital Management

              Ares Capital Management, our investment adviser, is served by a dedicated origination and transaction development team of approximately 34 investment professionals led by the partners of Ares Capital Management, Michael Arougheti, Eric Beckman, Kipp deVeer, Mitchell Goldstein and Michael Smith. Ares Capital Management leverages off of Ares' entire investment platform and benefits from the significant capital markets, trading and research expertise of all of Ares' investment professionals. Ares funds currently hold over 700 investments in over 30 different industries. Ares Capital Management's investment committee has nine members, including the partners of Ares Capital Management and Senior Partners of Ares Capital Markets Group and Private Equity Group. See "Management—Portfolio Managers."

MARKET OPPORTUNITY

              We believe there are opportunities for us to invest in middle-market companies for the following reasons:

  •
  We believe that as of the date of this prospectus, the recent dislocation in the credit markets has resulted in reduced competition, a widening of interest spreads, increasing fees and generally more conservative capital structures and deal terms. Although secondary loan prices have rebounded from historic lows, attractive opportunities to purchase debt in the secondary market continue to exist in certain situations.

  •
  We believe that many senior lenders have, in recent years, de-emphasized their service and product offerings to middle-market businesses in favor of lending to large corporate clients and managing capital markets transactions. In addition, commercial and investment banks are severely limited in their ability to underwrite new financings as they seek to replenish their capital bases and reduce leverage, resulting in opportunities for alternative funding sources.

  •
  We believe there is increased demand among private middle-market companies for primary capital. Many middle market firms have faced increased difficulty raising debt in the capital markets, as commercial and investment banks are capital-constrained and are largely unable to underwrite and syndicate bank loans and high yield securities, particularly for middle market issuers.

  •
  We believe there is a large pool of uninvested private equity capital for middle-market companies. We expect private equity firms will seek to leverage their investments by combining equity capital with senior secured loans and mezzanine debt from other sources.

  •
  We believe that as of the date of this prospectus, the recent economic downturn has resulted (and will continue to result) in defaults and covenant breaches by middle-market companies, which will require new junior capital to shore up liquidity or provide new capital through restructuring.

  •
  A high volume of senior secured and high yield debt was originated in the calendar years 2004 through 2007 and will come due in the near term and, accordingly, we believe that new financing opportunities will increase as many leveraged companies seek to refinance in the near term.

COMPETITIVE ADVANTAGES

              We believe that we have the following competitive advantages over other capital providers in middle-market companies:

Existing Investment Platform

              As of December 31, 2009, Ares managed approximately $33 billion of committed capital in the related asset classes of syndicated loans, high yield bonds, mezzanine debt and private equity. We believe Ares' current investment platform provides a competitive advantage in terms of access to origination and marketing activities and diligence for Ares Capital. Specifically, the Ares platform provides the Company an advantage through its deal flow generation and investment evaluation process. Ares Capital's asset management platform also provides additional market information, company knowledge and industry insight that benefits the investment and due diligence process. Ares' professionals maintain extensive financial sponsor and intermediary relationships, which provide valuable insight and access to transactions and information.

Seasoned Management Team

              John Kissick, Antony Ressler, Bennett Rosenthal and David Sachs serve on Ares Capital Management's investment committee and have an average of over 20 years experience in leveraged finance, including substantial experience in investing in leveraged loans, high yield bonds, mezzanine debt, distressed debt and private equity securities. Ares Capital Management's investment professionals and members of its investment committee also have significant experience investing across market cycles. As a result of Ares' extensive investment experience and the history of its seasoned management team, Ares has developed a strong reputation across U.S. and European capital markets. We believe that Ares' long history in the leveraged loan market and the extensive experience of the principals investing across market cycles provides Ares Capital Management with a competitive advantage in identifying, investing in, and managing a portfolio of investments in middle-market companies.

Experience and Focus on Middle-Market Companies

              Ares has historically focused on investments in middle-market companies and we benefit from this experience. In sourcing and analyzing deals, our investment adviser uses Ares' extensive network of relationships with intermediaries focused on middle-market companies, including management teams, members of the investment banking community, private equity groups and other investment firms with whom Ares has had long-term relationships. We believe this network enables us to attract well-positioned prospective portfolio company investments. Our investment adviser works closely with the Ares investment professionals who oversee a portfolio of investments in over 700 companies and provide access to an extensive network of relationships and special insights into industry trends and the state of the capital markets.

Disciplined Investment Philosophy

              In making its investment decisions, our investment adviser has adopted Ares' long-standing, consistent credit-based investment approach that was developed over 18 years ago by its founders. Specifically, Ares Capital Management's investment philosophy, portfolio construction and portfolio management involve an assessment of the overall macroeconomic environment, financial markets and company-specific research and analysis. Our investment approach emphasizes capital preservation, low volatility and minimization of downside risk. In addition to engaging in extensive due diligence from the perspective of a long-term investor, Ares Capital Management's approach seeks to reduce risk in investments by focusing on:

  •
  businesses with strong franchises and sustainable competitive advantages;

  •
  industries with positive long-term dynamics;

  •
  cash flows that are dependable and predictable;

  •
  management teams with demonstrated track records and economic incentives;

  •
  rates of return commensurate with the perceived risks; and

  •
  securities or investments that are structured with appropriate terms and covenants.

Extensive Industry Focus

              We concentrate our investing activities in industries with a history of predictable and dependable cash flows and in which the Ares investment professionals have had extensive investment experience. Since its inception in 1997, Ares investment professionals have invested in over 30 different industries. Ares investment professionals have developed long-term relationships with management teams and management consultants in these industries, and have accumulated substantial information concerning these industries and identified potential trends within these industries. The experience of Ares' investment professionals investing across these industries throughout various stages of the economic cycle provides our investment adviser with access to market insights and investment opportunities.

Flexible Transaction Structuring

              We are flexible in structuring investments, including the types of securities in which we invest and the terms associated with such investments. The principals of Ares have extensive experience in a wide variety of securities for leveraged companies with a diverse set of terms and conditions. We believe this approach and experience enables our investment adviser to identify attractive investment opportunities throughout the economic cycle and across a company's capital structure so we can make investments consistent with our stated investment objective and preserve principal while seeking appropriate risk adjusted returns. In addition, we have the ability to provide "one stop" financing with the ability to invest capital across the balance sheet and hold larger investments than many of our competitors. The ability to underwrite, syndicate and hold larger investments (a) increases flexibility, (b) may increase net fee income and earnings through syndication, (c) broadens market relationships and deal flow and (d) allows us to optimize our portfolio composition. We believe that the ability to provide capital at every level provides a strong value proposition to middle market borrowers and our senior debt capabilities provide superior deal origination and relative value analysis capabilities compared to traditional "mezzanine only" lenders.

Broad Origination Strategy

              Our investment adviser focuses on self-originating most of our investments, by identifying a broad array of investment opportunities across multiple channels. It also leverages off of the extensive relationships of the broader Ares platform, including the relationships with portfolio companies held by funds managed by IHAM, to identify investment opportunities. We believe that this allows for asset selectivity and that there is a significant relationship between proprietary deal origination and credit performance. Our focus on generating proprietary deal flow and lead investing also gives us greater control over capital structure, deal terms, pricing and documentation and results in active portfolio management of investments. Moreover, by leading the investment process, our investment adviser is able to secure controlling positions in credit tranches providing additional control in investment outcomes. Our investment adviser also has originated substantial proprietary deal flow from middle market intermediaries, which often allows us to act as the sole or principal source of institutional junior capital to the borrower.

OPERATING AND REGULATORY STRUCTURE

              Our investment activities are managed by Ares Capital Management and supervised by our board of directors, a majority of whom are independent of Ares and its affiliates. Ares Capital Management is an investment adviser that is registered under the Advisers Act. Under our investment advisory and management agreement, we have agreed to pay Ares Capital Management an annual base management fee based on our total assets, as defined under the Investment Company Act (other than cash and cash equivalents, but including assets purchased with borrowed funds), and an incentive fee based on our performance. See "Management—Investment Advisory and Management Agreement."

              As a BDC, we are required to comply with certain regulatory requirements. For example, we are not generally permitted to invest in any portfolio company in which Ares or any of its affiliates currently has an investment (although we may co-invest on a concurrent basis with funds managed by Ares, subject to compliance with existing regulatory guidance, applicable regulations and our allocation procedures). Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC. We have applied for an exemptive order from the SEC that would permit us to co-invest with funds managed by Ares. Any such order will be subject to certain terms and conditions. There is no assurance that the application for exemptive relief will be granted by the SEC. Accordingly, we cannot assure you that we will be permitted to co-invest with funds managed by Ares. See "Risk Factors—Risks Relating to Our Business—We may not replicate Ares' historical success and our ability to enter into transactions with Ares and our other affiliates is restricted."

              Also, while we may borrow funds to make investments, our ability to use debt is limited in certain significant respects. As a BDC and a RIC, we are dependent on its ability to raise capital through the issuance of its common stock. RICs generally must distribute substantially all of their earnings to stockholders as dividends in order to preserve their status as RICs and avoid corporate-level U.S. income tax, which prevents us from using those earnings to support operations, which may include new investments (including investments into existing portfolio companies). Further, BDCs must meet a debt to equity ratio of less than 1:1 in order to incur debt or issue senior securities, which requires us to finance its investments with at least as much equity as debt and senior securities in the aggregate. Our credit facilities also require that we maintain a debt to equity ratio of less than 1:1.

INVESTMENTS

Ares Capital Portfolio

              We have built an investment portfolio of primarily first and second lien loans, mezzanine debt and to a lesser extent equity investments in private middle-market companies. Our portfolio is well diversified by industry sector and its concentration to any single issuer is limited. Our debt investments generally range between $10 million to $100 million on average, although the investment size may be more or less than this range and depending on capital availability. Each of our equity investments has generally been less than $20 million, but may grow with our capital availability and are usually made in conjunction with loans we make to these companies. In addition, the proportion of these investments will change over time given our views on, among other things, the economic and credit environment we are operating in. In connection with our investing activities, we may make commitments with respect to indebtedness or securities of a potential portfolio company substantially in excess of our final investment. In such situations, while we may initially agree to fund up to a certain dollar amount of an investment, we may syndicate a portion of such amount to third parties prior to closing such investment, such that we make a smaller investment than what was reflected in our original commitment. In addition to originating investments, we may also acquire investments in the secondary market.

              Structurally, mezzanine debt usually ranks subordinate in priority of payment to senior loans and is often unsecured. However, mezzanine debt ranks senior to common and preferred equity in a borrowers' capital structure. Typically, mezzanine debt has elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with senior loans, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants. Due to its higher risk profile and often less restrictive covenants as compared to senior loans, mezzanine debt generally earns a higher return than senior secured debt. The warrants associated with mezzanine debt are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Equity issued in connection with mezzanine debt also may include a "put" feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed formula.

              In making an equity investment, in addition to considering the factors discussed below under "—Investment Selection," we also consider the anticipated timing of a liquidity event, such as a public offering, sale of the company or redemption of our equity securities.

              Our principal focus is investing in first and second lien senior loans and mezzanine debt and, to a lesser extent, equity capital, of middle-market companies in a variety of industries. We generally target companies that generate positive cash flows. Ares has a staff of approximately 110 investment professionals who specialize in specific industries. We generally seek to invest in companies from the industries in which Ares' investment professionals have direct expertise. The following is a representative list of the industries in which Ares has invested:

  •
  Aerospace and Defense

  •
  Airlines

  •
  Broadcasting/Cable

  •
  Cargo Transport

  •
  Chemicals

  •
  Consumer Products

  •
  Containers/Packaging

  •
  Education

  •
  Energy

  •
  Environmental Services

  •
  Farming and Agriculture

  •
  Financial

  •
  Food and Beverage

  •
  Gaming

  •
  Health Care

  •
  Homebuilding

  •
  Lodging and Leisure

  •
  Manufacturing

  •
  Metals/Mining

  •
  Paper and Forest Products

  •
  Printing/Publishing/Media

  •
  Retail

  •
  Restaurants

  •
  Supermarket and Drug

  •
  Technology

  •
  Utilities

  •
  Wireless and Wireline Telecom

              However, we may invest in other industries if we are presented with attractive opportunities.

              The industrial and geographic compositions of our portfolio at fair value as of September 30, 2009 and December 31, 2008 were as follows:

Industry	As of September 30, 2009	As of December 31, 2008
Health Care	19.5%	20.2%
Education	9.6	11.1
Beverage/Food/Tobacco	8.7	7.8
Restaurants and Food Services	8.6	8.1
Other Services	7.5	7.4
Financial	7.5	7.0
Business Services	6.8	6.7
Retail	5.8	5.7
Manufacturing	4.6	3.8
Computers/Electronics	3.3	1.2
Printing/Publishing/Media	3.1	3.8
Aerospace and Defense	3.1	3.0
Consumer Products	3.0	3.0
Telecommunications	2.2	2.0
Environmental Services	1.9	4.1
Cargo Transport	1.5	1.4
Health Clubs	1.2	1.2
Containers/Packaging	1.1	1.4
Grocery	1.0	1.0
Homebuilding	0.0	0.1

Total	100.0%	100.0%

Geographic Region	September 30, 2009	December 31, 2008
Mid-Atlantic	22.5%	21.0%
Midwest	21.9	20.6
Southeast	20.6	22.2
West	18.2	18.3
International	13.1	14.1
Northeast	3.7	3.8

Total	100.0%	100.0%

              In addition to such investments, we may invest up to 30% of the portfolio in opportunistic investments of non-eligible portfolio companies. Specifically, as part of this 30% basket, we may invest in debt of middle-market companies located outside of the United States, in investment funds that are operating pursuant to certain exceptions to the Investment Company Act, in advisers to similar investment funds and in debt and equity of public companies that do not meet the definition of eligible portfolio companies because their market capitalization of publicly traded equity securities exceeds the levels provided for in the Investment Company Act. We expect that these public companies generally will have debt that is non-investment grade. From time to time we may also invest in high yield bonds, which, depending on the issuer, may or may not be included in the 30% basket.

Managed Funds Portfolio

              We and GE Commercial Finance Investment Advisory Services LLC co-manage an unconsolidated senior debt fund: the SL Fund. The SL Fund primarily invests in "unitranche" loans of middle-market companies. The SL Fund was initially formed in December 2007 with approximately $3.6 billion of committed capital.

              Our portfolio company, IHAM, manages an unconsolidated middle market credit fund, Ivy Hill I, in exchange for a combined 0.50% management fee on the average total assets of Ivy Hill I. Ivy Hill I primarily invests in first and second lien bank debt of middle-market companies. Ivy Hill I was initially funded in November 2007 with $404.0 million of capital including a $56.0 million investment by us consisting of $40.0 million of Class B Notes and $16.0 million of subordinated notes.

              Ivy Hill I purchased $18.0 million and $68.0 million of investments from us for the nine months ended September 30, 2009 and year ended December 31, 2008, respectively.

              On November 5, 2008, we established a second unconsolidated middle market credit fund, Ivy Hill II, which is also managed by IHAM in exchange for a combined 0.50% management fee on the average total assets of Ivy Hill II. Ivy Hill II primarily invests in second lien and subordinated bank debt of middle-market companies. Ivy Hill II was initially funded with $250.0 million of subordinated notes, and may grow over time with leverage. Ivy Hill II purchased $27.5 million and $7.5 million of investments from us for the nine months ended September 30, 2009 and the year ended December 31, 2008, respectively. The Ivy Hill Funds may, from time to time, buy additional loans from us.

              On December 29, 2009, we made an incremental investment in IHAM to facilitate its acquisition of Allied Capital's management rights in respect of, and interests in, the Allied Capital Senior Debt Fund (now referred to as "Ivy Hill SDF"), for approximately $33 million in cash. Ivy Hill SDF currently has approximately $294 million of committed capital invested primarily in first lien loans and to a lesser extent, second lien loans of middle-market companies. IHAM manages Ivy Hill SDF and receives fee income and potential equity distributions in respect of interests that it acquired in Ivy Hill SDF.

              IHAM also serves as the sub-adviser/sub-manager for four other funds: the CoLTS Funds and FirstLight. As of December 31, 2009, IHAM had total committed capital under management of over $2.3 billion.

              IHAM is party to the services agreement with Ares Capital Management. Pursuant to the services agreement, Ares Capital Management provides IHAM with office facilities, equipment, clerical, bookkeeping and record keeping services, services of investment professionals and others to perform investment advisory, research and related services, services of, and oversight of, custodians, depositories, accountants, attorneys, underwriters and such other persons in any other capacity deemed to be necessary. IHAM reimburses Ares Capital Management for all of the costs associated with such services, including Ares Capital Management's allocable portion of overhead and the cost of its officers and respective staff in performing its obligations under the services agreement. The services agreement may be terminated by either party without penalty upon 60 days' written notice to the other party.

INVESTMENT SELECTION

              Ares' investment philosophy was developed over the past 18 years and has remained consistent and relevant throughout a number of economic cycles. In managing us, Ares Capital Management employs the same investment philosophy and portfolio management methodologies used by the investment professionals of Ares in Ares' private investment funds.

              Ares Capital Management's investment philosophy and portfolio management involve:

  •
  an assessment of the overall macroeconomic environment and financial markets and how such assessment may impact industry and asset selection;

  •
  company-specific research and analysis; and

  •
  with respect to each individual company, an emphasis on capital preservation, low volatility and minimization of downside risk.

              The foundation of Ares' investment philosophy is intensive credit investment analysis, a portfolio management discipline based on both market technicals and fundamental value-oriented research, and diversification strategy. Ares Capital Management follows a rigorous process based on:

  •
  a comprehensive analysis of issuer creditworthiness, including a quantitative and qualitative assessment of the issuer's business;

  •
  an evaluation of management and their economic incentives;

  •
  an analysis of business strategy and industry trends; and

  •
  an in-depth examination of capital structure, financial results and projections.

              Ares Capital Management seeks to identify those issuers exhibiting superior fundamental risk-reward profiles and strong defensible business franchises while focusing on relative value of the security across the industry as well as for the specific issuer.

Intensive Due Diligence

              The process through which Ares Capital Management makes an investment decision involves extensive research into the target company, its industry, its growth prospects and its ability to withstand adverse conditions. If the senior investment professional responsible for the transaction determines that an investment opportunity should be pursued, Ares Capital Management will engage in an intensive due diligence process. Approximately 30-40% of the investments initially reviewed proceed to this phase. Though each transaction will involve a somewhat different approach, the regular due diligence steps generally to be undertaken include:

  •
  meeting with the target company's management to get an insider's view of the business, and to probe for potential weaknesses in business prospects;

  •
  checking management's backgrounds and references;

  •
  performing a detailed review of historical financial performance and the quality of earnings;

  •
  visiting headquarters and company operations and meeting with top and middle level executives;

  •
  contacting customers and vendors to assess both business prospects and standard practices;

  •
  conducting a competitive analysis, and comparing the issuer to its main competitors on an operating, financial, market share and valuation basis;

  •
  researching the industry for historic growth trends and future prospects as well as to identify future exit alternatives (including Wall Street research, industry association literature and general news);

  •
  assessing asset value and the ability of physical infrastructure and information systems to handle anticipated growth; and

  •
  investigating legal risks and financial and accounting systems.

Selective Investment Process

              Ares Capital Management employs Ares' long-standing, consistent investment approach, which is focused on selectively narrowing investment opportunities through a process designed to identify the most attractive opportunities.

              After an investment has been identified and diligence has been completed, a credit research and analysis report is prepared. This report will be reviewed by the senior investment professional in charge of the potential investment. If such senior and other investment professionals are in favor of the potential investment, then it is first presented to an underwriting committee, which is comprised of Mr. Arougheti and the partners of Ares Capital Management. If the underwriting committee approves of the potential investment it is then presented to the investment committee. However, the portfolio managers of Ares Capital Management are responsible for the day-to-day management of our portfolio.

              After the investment is approved by the underwriting committee, a more extensive due diligence process is employed by the transaction team. Additional due diligence with respect to any investment may be conducted on our behalf by attorneys, independent accountants, and other third party consultants and research firms prior to the closing of the investment, as appropriate on a case by case basis. Approximately 7-10% of all investments initially reviewed by the underwriting committee will be presented to the investment committee. Approval of an investment for funding requires the consensus of the investment committee of Ares Capital Management, including a majority of the members of Ares serving on the investment committee.

Issuance of Formal Commitment

              Once we have determined that a prospective portfolio company is suitable for investment, we work with the management of that company and its other capital providers, including senior, junior, and equity capital providers, to finalize the structure of the investment. We negotiate among these parties to agree on how our investment is expected to perform relative to the other capital in the portfolio company's capital structure. Approximately 5% of the investments initially reviewed eventually result in the issuance of formal commitments.

Debt Investments

              We invest in portfolio companies primarily in the form of first and second lien senior loans and mezzanine debt. The first and second lien senior loans generally have terms of three to 10 years. We generally obtain security interests in the assets of our portfolio companies that will serve as collateral in support of the repayment of the first and second lien senior loans. This collateral may take the form of first or second priority liens on the assets of a portfolio company.

              We structure our mezzanine investments primarily as unsecured, subordinated loans that provide for relatively high, fixed interest rates that provide us with significant current interest income. The mezzanine debt investments generally have terms of up to 10 years. These loans typically have interest-only payments in the early years, with amortization of principal deferred to the later years of the mezzanine debt. In some cases, we may enter into loans that, by their terms, convert into equity or additional debt or defer payments of interest (or at least cash interest) for the first few years after our investment. Also, in some cases our mezzanine debt will be collateralized by a subordinated lien on some or all of the assets of the borrower.

              In some cases, our debt investments may provide for a portion of the interest payable to be payment-in-kind interest. To the extent interest is payment-in-kind, it will be payable through the increase of the principal amount of the loan by the amount of interest due on the then-outstanding aggregate principal amount of such loan.

              In the case of our first and second lien senior loans and mezzanine debt, we tailor the terms of the investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that aims to protect our rights and manage our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability. For example, in addition to seeking a senior position in the capital structure of our portfolio companies, we will seek, where appropriate, to limit the downside potential of our investments by:

  •
  targeting a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

  •
  incorporating "put" rights, call protection and LIBOR floors into the investment structure; and

  •
  negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

              We generally require financial covenants and terms that require an issuer to reduce leverage, thereby enhancing credit quality. These methods include: (a) maintenance leverage covenants requiring a decreasing ratio of indebtedness to cash flow, (b) maintenance cash flow covenants requiring an increasing ratio of cash flow to the sum of interest expense and capital expenditures and (c) indebtedness incurrence prohibitions, limiting a company's ability to take on additional indebtedness. In addition, by including limitations on asset sales and capital expenditures we may be able to prevent a company from changing the nature of its business or capitalization without our consent.

              Our debt investments may include equity features, such as warrants or options to buy a minority interest in the portfolio company. Warrants we receive with our debt investments may require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the portfolio company, upon the occurrence of specified events. In many cases, we also obtain registration rights in connection with these equity interests, which may include demand and "piggyback" registration rights.

Equity Investments

              Our equity investments may consist of preferred equity that is expected to pay dividends on a current basis or preferred equity that does not pay current dividends. Preferred equity generally has a preference over common equity as to dividends and distributions upon liquidation. In some cases, we may acquire common equity. In general, our equity investments are not control-oriented investments and in many cases we acquire equity securities as part of a group of private equity investors in which we are not the lead investor. Each of our equity investments have generally been less than $20 million, but may grow with our capital availability and are usually made in conjunction with loans we make to these companies. In many cases, we will also obtain registration rights in connection with these equity interests, which may include demand and "piggyback" registration rights.

ON-GOING RELATIONSHIPS WITH AND MONITORING OF PORTFOLIO COMPANIES

              Ares Capital Management closely monitors each investment we make, maintains a regular dialogue with both the management team and other stakeholders and seeks specifically tailored financial reporting. In addition, senior investment professionals of Ares may take board seats or obtain board observation rights for our portfolio companies. As of September 30, 2009, of our 94 funded portfolio companies, we were entitled to board seats or board observation rights on 41% of the operating companies in our portfolio or 58% of our total portfolio at fair value.

              We seek to exert significant influence post-investment, in addition to covenants and other contractual rights and through board participation, when appropriate, by actively working with management on strategic initiatives. We often introduce managers of companies in which we have invested to other portfolio companies to capitalize on complementary business activities and best practices.

              In addition to various risk management and monitoring tools, our investment adviser grades the credit status of all investments on a scale of 1 to 4 no less frequently than quarterly. This system is intended to reflect the performance of the portfolio company's business, the collateral coverage of the investment and other relevant factors. Under this system, investments with a grade of 4 involve the least amount of risk in our portfolio. This portfolio company is performing above expectations and the trends and risk factors are generally favorable, including a potential exit. Investments graded 3 involve a level of risk that is similar to the risk at the time of origination. This portfolio company is performing as expected and the risk factors are neutral to favorable. All new investments are initially assessed a grade of 3. Investments graded 2 involve a portfolio company performing below expectations and indicates that the investment risk has increased materially since origination. This portfolio company may be out of compliance with debt covenants, however, payments are generally not more than 120 days past due. For investments graded 2, our investment adviser increases procedures to monitor the portfolio company and will write down the fair value of the investment if it is deemed to be impaired. An investment grade of 1 indicates that the portfolio company is performing materially below expectations and that the investment risk has substantially increased since origination. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Investments graded 1 are not anticipated to be repaid in full. Our investment adviser employs half-point increments to reflect underlying trends in portfolio company operating or financial performance, as well as the general outlook. As of September 30, 2009, the weighted average investment grade of the investments in our portfolio was 3.0 with 5.3% of total investments at amortized cost (or 1.7% at fair value) and seven loans were past due or on non-accrual status.

MANAGERIAL ASSISTANCE

              As a BDC, we offer, and must provide upon request, managerial assistance to our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services.

COMPETITION

              Our primary competition to provide financing to middle-market companies include public and private funds, commercial and investment banks, commercial financing companies and private equity funds. Many of our competitors are substantially larger and have considerably greater financial and marketing resources than we do. For example, some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on us as a BDC.

              We use the industry information of Ares' investment professionals to which we have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies.

In addition, we believe that the relationships of the members of Ares Capital Management's investment committees and of the senior principals of Ares, enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we seek to invest. The Ares' professionals' deep and long-standing direct sponsor relationships and the resulting proprietary transaction opportunities that these relationships often present, provide valuable insight and access to transactions and information. For additional information concerning the competitive risks we face, see "Risk Factors—Risks Relating to Our Business—We operate in a highly competitive market for investment opportunities."

MARKET CONDITIONS

              Due to volatility in global markets, the availability of capital and access to capital markets has been limited over the last two years. We have responded to constraints on raising new capital by pursuing other avenues of liquidity and growth, such as adjusting the pace of our investments, becoming more selective in evaluating investment opportunities, pursuing asset sales, developing our third-party asset management capabilities and/or recycling lower yielding investments. We also intend to continue pursuing opportunities to manage third-party funds. As the global liquidity situation and market conditions evolve, we will continue to monitor and adjust our approach to funding accordingly. However, given the unprecedented nature of the volatility in the global markets, there can be no assurances that these activities will be successful. While levels of market disruption and volatility appear to be improving, there can be no assurance that they will not worsen. If they do, we could face materially higher financing costs. Consequently, our operating strategy could be materially and adversely affected.

              Consistent with the depressed market conditions of the general economy, the stocks of BDCs as an industry have traded at near historic lows for over twelve months as a result of concerns over liquidity, credit quality, leverage restrictions and distribution requirements. As a result of the deterioration of the market, several of our peers are no longer active in the market and are winding down their investments, have defaulted on their indebtedness, have decreased their distributions to stockholders or have announced share repurchase programs. While market conditions have improved, we cannot assure you that the market pressures we face will not have a material adverse effect on our business, financial condition and results of operations.

              See "Risk Factors—Risks Relating to Our Business—Capital markets have recently been in a period of disruption and instability. These market conditions have materially and adversely affected debt and equity capital markets in the United States, which has had, and may in the future have, a negative impact on our business and operations."

STAFFING

              We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of Ares Capital Management and Ares Operations, pursuant to the terms of the investment advisory and management agreement and the administration agreement. Each of our executive officers described under "Management" is an employee of Ares Operations or Ares Capital Management. Our day-to-day investment operations are managed by our investment adviser. Most of the services necessary for the origination and administration of our investment portfolio are provided by investment professionals employed by Ares Capital Management. Ares Capital Management has approximately 34 investment professionals who focus on origination and transaction development and the ongoing monitoring of our investments. See "Management—Investment Advisory and Management Agreement." In addition, we reimburse Ares Operations for our allocable portion of expenses incurred by it in performing its obligations under the administration agreement, including our allocable portion of the cost of our officers (including our chief compliance officer, chief financial officer, secretary and treasurer) and their respective staffs. See "Management—Administration Agreement."

PROPERTIES

              We do not own any real estate or other physical properties materially important to our operation. Our headquarters are currently located at 280 Park Avenue, 22nd Floor, Building East, New York, New York 10017. We rent the office space directly from a third party pursuant to a lease that expires on February 27, 2011. In addition, we have entered into a sublease with Ares Management whereby Ares Management subleases approximately 25% of certain office space for a fixed rent equal to 25% of the basic annual rent payable by us under this lease, plus certain additional costs and expenses.

LEGAL PROCEEDINGS

              We are aware that a number of lawsuits have been filed by stockholders of Allied Capital challenging the Allied Acquisition. The suits are filed either as putative stockholder class actions, shareholder derivative actions or both. All of the actions assert similar claims against the members of Allied Capital's board of directors alleging that the Merger Agreement is the product of a flawed sales process and that Allied Capital's directors breached their fiduciary duties by agreeing to a structure that was not designed to maximize the value of Allied Capital's stockholders and by failing to adequately value and obtain fair consideration for Allied Capital's shares. They also claim that Ares Capital (and, in several cases, the merger subsidiary, and, in several other cases, Allied Capital) aided and abetted the directors' alleged breaches of fiduciary duties. All of the actions demand, among other things, a preliminary and permanent injunction enjoining the Allied Acquisition and rescinding the transaction or any part thereof that may be implemented.

 PENDING ALLIED ACQUISITION

              On October 26, 2009, we entered into a definitive agreement to acquire Allied Capital in an all stock transaction valued at $648 million, or approximately $3.47 per Allied Capital share as of October 23, 2009. The boards of directors of both companies have each unanimously approved the Allied Acquisition.

              Allied Capital is an internally managed BDC. Allied Capital invests in primarily private middle-market companies in a variety of industries through long-term debt and equity capital instruments.

              Upon consummation of the Allied Acquisition, each share of common stock of Allied Capital issued and outstanding immediately prior to the effective time of the Allied Acquisition will be converted into and become exchangeable for 0.325 common shares of Ares Capital, subject to the payment of cash instead of fractional shares. Based on the number of shares of Allied common stock outstanding on the date of the Merger Agreement and not including the effect of outstanding in-the-money options, this will result in approximately 58.3 million Ares Capital shares being exchanged for approximately 179.4 million outstanding Allied Capital shares, subject to adjustment in certain limited circumstances.

              Following consummation of the Allied Acquisition, Ares Capital's board of directors will continue as directors of Ares Capital. However, Ares Capital's board of directors will be increased by at least one member and Ares Capital will submit the name of one member of Allied Capital's current board of directors for consideration to Ares Capital's Nominating and Governance Committee to fill the vacancy.

              The Merger Agreement contains (a) customary representations and warranties of Allied Capital and Ares Capital, including, among others: corporate organization, capitalization, corporate authority and absence of conflicts, third party and governmental consents and approvals, reports and regulatory matters, financial statements, compliance with law and legal proceedings, absence of certain changes, taxes, employee matters, intellectual property, insurance, investment assets and certain contracts, (b) covenants of Allied Capital and Ares Capital to conduct their respective businesses in the ordinary course until the Allied Acquisition is completed and (c) covenants of Allied Capital and Ares Capital not to take certain actions during this interim period.

              Among other things, Allied Capital has agreed to, and will cause its affiliates, consolidated subsidiaries, and its and each of their respective officers, directors, managers, employees and other advisors, representatives and agents to, immediately cease and cause to be terminated all discussions and negotiations with respect to a "Takeover Proposal" (as defined in the Merger Agreement) from a third party and not to directly or indirectly solicit or take any other action (including providing information) with the intent to solicit any inquiry, proposal or offer with respect to a Takeover Proposal.

              However, if Allied Capital receives a bona fide unsolicited Takeover Proposal from a third party, and its board of directors determines in good faith, after consultation with reputable outside legal counsel and financial advisers experienced in such matters, that failure to consider such proposal would breach the duties of the directors under applicable law, and the Takeover Proposal constitutes or is reasonably likely to result in a "Superior Proposal" (as defined in the Merger Agreement), Allied Capital may engage in discussions and negotiations with such third party so long as certain notice and other procedural requirements are satisfied. In addition, subject to certain procedural requirements (including the ability of Ares Capital to revise its offer) and the payment of a $30 million termination fee, Allied Capital may terminate the Merger Agreement and enter into an agreement with a third party who makes a Superior Proposal.

              The representations and warranties of each party set forth in the Merger Agreement (a) have been qualified by confidential disclosures made to the other party in connection with the Merger

Agreement, (b) will not survive consummation of the Allied Acquisition and cannot be the basis for any claims under the Merger Agreement by the other party after the Allied Acquisition is consummated, (c) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement and (e) may have been included in the Merger Agreement for the purpose of allocating risk between Allied Capital and Ares Capital rather than establishing matters as facts.

              While there can be no assurances as to the exact timing, or that the Allied Acquisition will be completed at all, we are working to complete the Allied Acquisition in the first quarter of 2010. The consummation of the Allied Acquisition is subject to certain conditions, including, among others, Allied Capital stockholder approval, Ares Capital stockholder approval, required regulatory approvals (including expiration of the waiting period under the HSR Act, the early termination of which was granted on December 1, 2009), receipt of certain Ares Capital and Allied Capital lender consents and other customary closing conditions.

              The Merger Agreement also contains certain termination rights for Allied Capital and Ares Capital and provides that, in connection with the termination of the Merger Agreement under specified circumstances, Allied Capital may be required to pay Ares Capital a termination fee of $30 million ($15 million if Allied Capital stockholders do not approve the Allied Acquisition) and Ares Capital may be required to pay Allied Capital a termination fee of $30 million.

              We cannot assure you that the Allied Acquisition will be consummated as scheduled, or at all. See "Risk Factors—Risks Relating to Our Business—We may fail to consummate the Allied Acquisition" for a description of the risks associated with a failure to consummate the Allied Acquisition and "Risk Factors—Risks Relating to a Consummation of the Allied Acquisition" for a description of the risks that the combined company may face if the Allied Acquisition is consummated.

 PORTFOLIO COMPANIES

              Our investment adviser employs an investment rating system to categorize our investments. See "Business—On-Going Relationships With and Monitoring of Portfolio Companies." As of September 30, 2009, the weighted average investment grade of the debt in our portfolio was 3.0 with 5.3% of total investments at amortized cost (or 1.7% at fair value) and seven loans past due or on non-accrual status. As of September 30, 2009, the weighted average yield of debt and income producing securities at fair value in our portfolio was approximately 12.53% (11.70% at amortized cost) (fair value is computed as (1) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount on accruing debt divided by (2) total debt and income producing securities at fair value and amortized cost is computed as (a) annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount earned on accruing debt included in such securities, divided by (b) total debt and income producing securities at amortized cost included in such securities).

              The following table describes each of the businesses included in our portfolio and reflects data as of September 30, 2009. Percentages shown for class of investment securities held by us represent percentage of the class owned and do not necessarily represent voting ownership. Percentages shown for equity securities, other than warrants or options, represent the actual percentage of the class of security held before dilution. Percentages shown for warrants and options held represent the percentage of class of security we may own assuming we exercise our warrants or options before dilution.

              We have indicated by footnote portfolio companies (a) where we directly or indirectly own more than 25% of the outstanding voting securities of such portfolio company and, therefore, are presumed to be "controlled" by us under the Investment Company Act and (b) where we directly or indirectly own 5% to 25% of the outstanding voting securities of such portfolio company or where we hold one or more seats on the portfolio company's board of directors and, therefore, are deemed to be an "affiliated person" under the Investment Company Act. We directly or indirectly own less than 5% of the outstanding voting securities of all other portfolio companies (or have no other affiliations with such portfolio companies) listed on the table. We offer to make significant managerial assistance to certain of our portfolio companies. We may also receive rights to observe the meetings of our portfolio companies' boards of directors.

ARES CAPITAL AND SUBSIDIARIES
PORTFOLIO COMPANIES
As of September 30, 2009
(dollar amounts in thousands)

Company	Industry	Investment	Interest(1)	Maturity	% of Class Held at 9-30-09	Fair Value
3091779 Nova Scotia Inc.	Baked goods	Senior secured revolving loan	8.00%	11/3/2012		$7,127	(18)
1 Valleybrook Dr., Suite 203	manufacturer	Junior secured loan	10.00% Cash, 4.00% PIK	11/3/2012		$11,278
Don Mills, Ontario M3B 2S7		Common stock warrants		11/3/2012	2.25%	$—	(2)

ADF Capital, Inc. & ADF Restaurant Group, LLC	Restaurant owner and	Senior secured revolving loan	6.50% (Libor + 3.50%/Q)	11/27/2013		$1,408	(3)
165 Passaic Avenue	operator	Senior secured revolving loan	6.50% (Libor + 3.50%/S)	11/27/2013		$2,010	(3)
Fairfield, NJ 07004		Senior secured loan	12.50% (Libor + 6.50% Cash, 3.00% PIK/Q)	11/27/2012		$23,615
		Senior secured loan	12.50% (Libor + 6.50% Cash, 3.00% PIK/Q)	11/27/2012		$11,069
		Promissory note	12.00% PIK	11/27/2016		$13,795
		Common stock warrants			83.33%	$4,370	(2)

American Broadband Communications, LLC and American Broadband Holding Company	Broadband communication	Senior subordinated loan	18.00% (10.00% Cash, 8.00% PIK/Q)	11/7/2014		$34,004
401 N. Tryon Street, 10th Floor Charlotte, NC 28202	services	Senior subordinated loan	18.00% (10.00% Cash, 8.00% PIK/Q)	11/7/2014		$8,580
		Common stock warrants			17.00%	$—	(2)

Company	Industry	Investment	Interest(1)	Maturity	% of Class Held at 9-30-09	Fair Value
American Renal Associates, Inc.	Dialysis provider	Senior secured loan	8.50% (Libor + 6.00%/D)	12/31/2010		$1,082
5 Cherry Hill Drive, Suite 120		Senior secured loan	8.50% (Libor + 6.00%/Q)	12/13/2011		$10,401
Danvers, MA 01923		Senior secured revolving loan	—	12/31/2010		$—	(4)

American Residential Services, LLC	Plumbing, heating	Junior secured loan	10.00% Cash, 2.00% PIK	4/1/2015		$19,685
860 Ridge Lake Blvd A3-1860 Memphis, TN 38120	and air-conditioning services

AP Global Holdings, Inc.	Safety and security	Senior secured loan	4.75% (Libor + 4.50%/M)	10/26/2013		$7,110
1043 North 47th Avenue Phoenix, AZ 85043	equipment manufacturer

Apple & Eve, LLC and US Juice	Juice manufacturer	Senior secured loan	14.50% (Libor + 11.50%/M)	10/1/2013		$23,974
Partners, LLC(19)		Senior secured loan	14.50% (Libor + 11.50%/M)	10/1/2013		$11,752
2 Seaview Blvd		Senior secured revolving loan	—	10/1/2013		$—	(5)
Port Washington, NY 11050		Senior units			8.74%	$3,500

Apogee Retail, LLC	For-profit thrift	Senior secured revolving loan	—	3/27/2012		$—	(6)
1387 Cope Ave E	retailer	Senior secured loan	12.00% Cash, 4.00% PIK	11/28/2012		$11,296
Maplewood, MN 55109		Senior secured loan	5.49% (Libor + 5.25%/M)	3/27/2012		$1,677
		Senior secured loan	5.49% (Libor + 5.25%/M)	3/27/2012		$2,679
		Senior secured loan	5.50% (Libor + 5.25%/M)	3/27/2012		$24,065
		Senior secured loan	5.50% (Libor + 5.25%/M)	3/27/2012		$10,530

Arrow Group Industries, Inc.	Residential and	Senior secured loan	5.28% (Libor + 5.00%/Q)	4/1/2010		$5,223
1680 Route 23 North Wayne, NJ 07470	outdoor shed manufacturer

Athletic Club Holdings, Inc.	Premier health club	Senior secured loan	4.74% (Libor + 4.50%/M)	10/11/2013		$1,540
5201 East Tudor Road	operator	Senior secured loan	4.75% (Libor + 4.50%/M)	10/11/2013		$880
Anchorage, AL 99507		Senior secured loan	4.75% (Libor + 4.50%/M)	10/11/2013		$10,116
		Senior secured loan	4.75% (Libor + 4.50%/M)	10/11/2013		$10,996
		Senior secured loan	7.75% (Base Rate + 4.50%/Q)	10/11/2013		$4
		Senior secured loan	6.75% (Base Rate + 3.50%/Q)	10/11/2013		$4

AWTP, LLC	Water treatment	Junior secured loan	11.50% (Base Rate + 8.25%/Q)	12/22/2012		$4,755
2080 Lunt Avenue Elk Grove Village, IL 60007	services	Junior secured loan	11.50% (Base Rate + 8.25%/Q)	12/22/2012		$2,086

Best Brands Corporation	Baked goods	Senior secured loan	7.51% (Libor + 7.25%/M)	12/12/2012		$13,135
1765 Yankee Doodle Road	manufacturer	Senior secured loan	7.51% (Libor + 7.25%/M)	6/30/2013		$8,759
Eagan, MN 55121		Junior secured loan	12.00% Cash, 4.00% PIK	6/30/2013		$28,692
		Junior secured loan	12.00% Cash, 4.00% PIK	6/30/2013		$8,611
		Junior secured loan	12.00% Cash, 4.00% PIK	6/30/2013		$11,733

Booz Allen Hamilton, Inc.	Strategy and	Senior secured loan	7.50% (Libor + 4.50%/S)	7/31/2015		$743
8283 Greensboro Drive	technology consulting	Senior subordinated loan	11.00% Cash, 2.00% PIK	7/31/2016		$22,400
McLean, VA 22102	services	Senior subordinated loan	11.00% Cash, 2.00% PIK	7/31/2016		$250

Bumble Bee Foods, LLC and BB Co-Invest LP	Canned seafood	Senior subordinated loan	16.25% (12.00% Cash,	11/18/2018		$30,756
9655 Granite Ridge Dr. Suite 100 San Diego, CA 92123	manufacturer	Common stock	4.25% Optional PIK)		5.84%	$5,700

Campus Management Corp. and Campus	Education software	Senior secured loan	13.00% Cash, 3.00% PIK	8/8/2013		$3,280
Management Acquisition Corp.(19)	developer	Senior secured loan	13.00% Cash, 3.00% PIK	8/8/2013		$30,494
c/o Leeds Equity Partners, LLC		Senior secured loan	10.00% Cash, 3.00% PIK	8/8/2013		$9,028
350 Park Avenue, 23rd Floor		Preferred stock	8.00% PIK		5.51%	$12,800
New York, NY 10022

Canon Communications LLC 11444 W. Olympic Blvd.	Print publications services	Junior secured loan	13.75% (Libor + 8.75% Cash, 2.00% PIK/Q)	11/30/2011		$10,121
Los Angeles, CA 90064		Junior secured loan	13.75% (Base Rate + 8.75% Cash, 2.00% PIK/Q)	11/30/2011		$10,314

Capella Healthcare, Inc.	Acute care hospital	Junior secured loan	13.00%	2/28/2016		$53,350
Two Corporate Center, Suite 200	operator	Junior secured loan	13.00%	2/28/2016		$29,100
501 Corporate Center Drive
Franklin, TN 37067

Carador, PLC(19)	Investment company	Ordinary shares			5.08%	$2,311
Georges Quay House
43 Townend Street
Dublin 2, Ireland

CT Technologies Intermediate Holdings, Inc. and	Healthcare analysis	Preferred stock	14.00% PIK		20.00%	$7,055
CT Technologies Holdings, LLC(19)	services	Common stock			5.90%	$8,134
8901 Farrow Rd		Common stock			20.00%	$—
Columbia, SC 29203

Company	Industry	Investment	Interest(1)	Maturity	% of Class Held at 9-30-09	Fair Value
Charter Baking Company, Inc.	Baked goods	Senior subordinated note	13.00% PIK	2/6/2013		$5,874
3300 Walnut Street	manufacturer	Preferred stock			3.05%	$1,725
Unit C
Boulder, CO 80301

CIC Flex, LP	Investment	Limited partnership units			14.28%	$41
60 South Sixth Street, Suite 3720	partnership
Minneapolis, MN 55402

Covestia Capital Partners, LP	Investment	Limited partnership interest			46.67%	$1,059
11111 Santa Monica Blvd., Suite 1620	partnership
Los Angeles, CA 90025

Courtside Acquisition Corp.	Community	Senior subordinated loan	17.00% PIK	6/29/2014		$—
1700 Broadway	newspaper publisher
New York, NY 10019

Direct Buy Holdings, Inc. and Direct Buy	Membership-based	Senior secured loan	6.82% (Libor + 6.50%/M)	11/30/2012		$1,710
Investors LP(19) 8450 Broadway Merrillville, IN 46410	buying club franchisor and operator	Partnership interests			19.31%	$2,500

Diversified Collection Services, Inc.	Collections services	Senior secured loan	9.50% (Libor + 6.75%/M)	8/4/2011		$10,529
333 North Canyons Pkwy.		Senior secured loan	9.50% (Libor + 6.75%/M)	8/4/2011		$3,747
Livermore, CA 94551		Senior secured loan	9.50% (Libor + 6.75%/Q)	8/4/2011		$323
		Senior secured loan	9.50% (Libor + 6.75%/Q)	8/4/2011		$115
		Senior secured loan	13.75% (Libor + 11.00%/Q)	2/4/2011		$1,931
		Senior secured loan	13.75% (Libor + 11.00%/Q)	8/4/2011		$7,492
		Preferred stock			0.68%	$264
		Common stock			0.56%	$286

DSI Renal, Inc.	Dialysis provider	Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$103	(7)
511 Union Street Suite 1800		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$2,992	(7)
Nashville, TN 37219		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$952	(7)
		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$979	(7)
		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$1,360	(7)
		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$2	(7)
		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$15	(7)
		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$21	(7)
		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$46	(7)
		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$14	(7)
		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$17	(7)
		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$250	(7)
		Senior secured revolving loan	5.30% (Libor + 5.00%/M)	3/31/2013		$37	(7)
		Senior secured loan	5.30% (Libor + 5.00%/M)	4/7/2014		$14,472
		Senior subordinated note	16.00% PIK	4/7/2014		$49,263
		Senior subordinated note	16.00% PIK	4/7/2014		$10,577

ELC Acquisition Corporation	Developer,	Senior secured loan	3.50% (Libor + 3.25%/M)	11/29/2012		$154
2 Lower Ragsdale Drive Monterey, CA 93940	manufacturer and retailer of	Junior secured loan	7.25% (Libor + 7.00%/M)	11/29/2013		$7,917
	educational products

Emerald Performance Materials, LLC	Polymers and	Senior secured loan	8.25% (Libor + 4.25%/M)	5/22/2011		$8,657
2020 Front Street, Suite 100	performance	Senior secured loan	8.25% (Libor + 4.25%/M)	5/22/2011		$515
Cuyahoga Falls, OH 44221	materials	Senior secured loan	8.50% (Base Rate + 5.25%/M)	5/22/2011		$150
	manufacturer	Senior secured loan	10.00% (Libor + 6.00%/M)	5/22/2011		$1,508
		Senior secured loan	13.00% Cash, 3.00% PIK	5/22/2011		$4,704

Encanto Restaurants, Inc.	Restaurant owner	Junior secured loan	7.50% Cash, 3.50% PIK	8/2/2013		$20,299
c/o Harvest Partners, Inc.	and operator	Junior secured loan	7.50% Cash, 3.50% PIK	8/2/2013		$3,867
280 Park Avenue, 33rd Floor
New York, NY 10017

FirstLight Financial Corporation(19)	Investment company	Senior subordinated loan	1.00% PIK	12/31/2016		$54,670
1700 E. Putnum Ave.		Common stock			20.00%	$—
Old Greenwich, CT 06870		Common stock			100.00%	$—

GCA Services Group, Inc.	Custodial services	Senior secured loan	12.00%	12/31/2011		$23,255
1350 Euclid Ave, Suite 1500		Senior secured loan	12.00%	12/31/2011		$4,768
Cleveland, OH 44115		Senior secured loan	12.00%	12/31/2011		$9,866

GG Merger Sub I, Inc.	Drug testing	Senior secured loan	4.30% (Libor + 4.00%/Q)	12/13/2014		$9,744
4130 Parklake Avenue, Suite 400	services	Senior secured loan	4.30% (Libor + 4.00%/Q)	12/13/2014		$10,320
Raleigh, NC 27612

Company	Industry	Investment	Interest(1)	Maturity	% of Class Held at 9-30-09	Fair Value
Growing Family, Inc. and GFH Holdings, LLC 3613 Mueller Road	Photography services	Senior secured revolving loan	10.50% (Libor + 3.00% Cash, 4.00% PIK/A)	8/23/2011		$454	(8)
Saint Charles, MO 63301		Senior secured loan	13.00% (Libor + 3.50% Cash, 6.00% PIK/Q)	8/23/2011		$3,356
		Senior secured loan	11.25% (Base Rate + 8.00%/A)	8/23/2011		$111
		Senior secured loan	15.50% (Libor + 6.00% Cash, 6.00% PIK/Q)	8/23/2011		$1,073
		Senior secured loan	15.50% (Libor + 6.00% Cash, 6.00% PIK/Q)	8/23/2011		$44
		Common stock			8.43%	$—

HB&G Building Products	Synthetic and wood	Senior subordinated loan	19.00% PIK	3/7/2011		$448
P.O. Box 589	product manufacturer	Common stock			2.39%	$—
Troy, AL 36081		Warrants to purchase common stock			3.89%	$—	(2)

HCP Acquisition Holdings, LLC	Healthcare	Class A units			26.19%	$7,194
c/o Halyard Capital Fund II, LP(20) 600 Fifth Avenue, 17th Floor	compliance advisory services
New York, NY 10020

Heartland Dental Care, Inc.	Dental services	Senior subordinated note	11.00% Cash, 3.25% PIK	7/30/2014		$32,717
1200 Network Centre Drive, Suite 2
Effingham, IL 62401

Dufry AG (fka Hudson Group, Inc. and Advent—Hudson, LLC)	Retail newstand operator	Common stock			0.67%	$2,200
Hardstrasse 95
CH—4020 Basel
Switzerland

ILC Industries, Inc.	Industrial products	Junior secured loan	11.50%	8/24/2012		$12,000
105 Wilbur Place	provider
Bohemia, NY 11716

Imperial Capital Group, LLC	Investment banking	Limited partnership interest			80.00%	$3,094
and Imperial Capital Private Opportunities, LP(19)	services	Common units			5.00%	$20,000
2000 Avenue of the Stars, 9th Floor S		Common units			5.00%	$3
Los Angeles, CA 90067		Common units			4.99%	$—

Industrial Container Services, LLC(19)	Industrial container	Senior secured revolving loan	—	9/30/2011		$—	(9)
1540 Greenwood Avenue	manufacturer,	Senior secured loan	4.25% (Libor + 4.00%/M)	9/30/2011		$628
Montebello, CA 90640	reconditioner and	Senior secured loan	4.25% (Libor + 4.00%/M)	9/30/2011		$41
	servicer	Senior secured loan	4.29% (Libor + 4.00%/M)	9/30/2011		$4,680
		Senior secured loan	4.29% (Libor + 4.00%/M)	9/30/2011		$306
		Senior secured loan	4.28% (Libor + 4.00%/M)	9/30/2011		$5,850
		Senior secured loan	4.28% (Libor + 4.00%/M)	9/30/2011		$382
		Senior secured loan	4.25% (Libor + 4.00%/M)	9/30/2011		$93
		Senior secured loan	4.25% (Libor + 4.00%/M)	9/30/2011		$1,420
		Common stock			8.88%	$8,550

Innovative Brands, LLC	Consumer products	Senior secured loan	15.50%	9/22/2011		$9,059
4729 East Union Hills Drive, Suite #103	and personal care	Senior secured loan	15.50%	9/22/2011		$8,362
Phoenix, AZ 85050	manufacturer

Instituto de Banca y Comercio, Inc.	Private school	Senior secured loan	8.50% (Libor + 6.00%/Q)	3/15/2014		$11,730
Calle Santa Ana 1660	operator	Senior secured revolving loan	6.50% (Libor + 4.00%/Q)	3/15/2014		$1,232	(10)
Santurce, PR 00909-2309		Senior subordinated loan	13.00% Cash, 3.00% PIK	6/15/2014		$30,644
		Preferred stock			3.11%	$1,883
		Common stock			4.02%	$2,433
		Preferred stock			4.00%	$1,596
		Common stock			4.00%	$1,596

Investor Group Services, LLC(19)	Financial services	Senior secured revolving loan	—	6/22/2011		$—	(11)
2020 Front Street, Suite 100 Boston, MA 02116		Limited liability company membership interest			10.00%	$500

Ivy Hill Asset Management, L.P.(20)		Member interest			100.00%	$11,088
2000 Avenue of the Stars, 12th Floor
Los Angeles, CA 90067

Ivy Hill Middle Market Credit Fund, Ltd.(20) 2000 Avenue of the Stars, 12th Floor	Investment company	Class B deferrable interest notes	6.72% (Libor + 6.00%/Q)	11/20/2018		$36,800
Los Angeles, CA 90067		Subordinated notes			25.00%	$14,113

The Kenan Advantage Group, Inc.	Fuel transportation	Senior subordinated notes	9.50% Cash, 3.50% PIK	12/16/2013		$25,381
4895 Dressler Road, N.W. #100	provider	Senior secured loan	3.00% (Libor + 2.75%/M)	12/16/2011		$2,238
Canton, OH 44718		Preferred stock	8.00% PIK		1.15%	$1,459
		Common stock			1.15%	$41

Company	Industry	Investment	Interest(1)	Maturity	% of Class Held at 9-30-09	Fair Value
Lakeland Finance, LLC	Private school	Senior secured note	11.50%	12/15/2012		$30,000
590 Peter Jefferson Parkway, Suite 30	operator	Senior secured note	11.50%	12/15/2012		$3,000
Charlottesville, VA 22911

LVCG Holdings LLC(20)	Commercial printer	Membership interests			56.53%	$1,980
c/o The Decatur Group LLC
600 Seventeenth Street, Suite 2800
Denver, CO 80202

Mactec, Inc.	Engineering and	Class B-4 stock			0.01%	$—
1105 Sanctuary Parkway, Suite 300 Alpharetta, GA 30004	environmental services	Class C stock			38.47%	$150

Magnacare Holdings, Inc., Magnacare	Healthcare	Senior subordinated note	12.75% Cash, 2.00% PIK	1/30/2012		$4,646
Administrative Services, LLC, and Magnacare, LLC	professional provider
825 East Gate Blvd.
Garden City, NY 11530

Making Memories Wholesale, Inc.(20)	Scrapbooking	Senior secured loan	10.00% (Libor + 6.50%/Q)	8/21/2014		$9,875
1168 West 500 North Centerville, UT 84014	branded products manufacturer	Senior secured loan	15.00% (7.50% Cash, 7.50% PIK/Q)	8/21/2014		$3,025
		Senior secured revolving loan	—	3/31/2011		$—	(12)
		Common stock			10.00%	$—

MPBP Holdings, Inc., Cohr Holdings, Inc. and	Healthcare	Senior secured loan		1/31/2014		$489
MPBP Acquisition Co., Inc.	equipment services	Junior secured loan	6.50% (Libor + 6.25%/B)	1/31/2014		$5,000
21540 Plummer Street		Junior secured loan	6.50% (Libor + 6.25%/B)	1/31/2014		$3,000
Chatsworth, CA 91311		Common stock			2.50%	$—

MWD Acquisition Sub, Inc.	Dental services	Junior secured loan	6.49% (Libor + 6.25%/M)	5/3/2013		$4,350
680 Hehli Way
PO Box 69
Mondovi, WI 54755

National Print Group, Inc.	Printing	Senior secured revolving loan	8.25% (Base Rate + 5.00%/M)	3/2/2012		$166	(13)
2464 Amicola Highway	management services	Senior secured revolving loan	9.00% (Libor + 6.00%/S)	3/2/2012		$1,114	(13)
Chattanooga, TN 37406		Senior secured loan	16.00% (Base Rate + 9.00% Cash, 4.00% PIK/Q)	3/2/2012		$4,235
		Senior secured loan	16.00% (Base Rate + 9.00% Cash, 4.00% PIK/M)	3/2/2012		$693
		Preferred stock			5.17%	$—

NPA Acquisition, LLC	Powersport vehicle	Junior secured loan	6.99% (Libor + 6.75%/M)	2/24/2013		$12,000
c/o Transportation Resources Partners, L.P.	auction operator	Common units			1.94%	$2,300
13175 Gregg Street
Poway, CA 92064

OnCURE Medical Corp.	Radiation oncology	Senior secured loan	3.75% (Libor + 3.50%/M)	2/17/2012		$2,707
610 Newport Center Drive, Suite 650	care provider	Senior subordinated note	11.00% Cash, 1.50% PIK	8/18/2013		$29,288
Newport Beach, CA 92660		Common stock			3.38%	$3,000

OTG Management, Inc. One International Plaza, Suite 130	Airport restaurant operator	Junior secured loan	20.50% (Libor + 11.00% Cash, 6.50% PIK/M)	6/11/2013		$15,884
Philadelphia, PA 19113		Warrants to purchase common stock			40.54%	$750	(2)
		Warrants to purchase common stock				$—	(2)

Partnership Capital Growth Fund I, LP	Investment	Limited partnership interest			25.00%	$2,711
One Embarcadero, Suite 3810	partnership
San Francisco, CA 94111

Passport Health Communications, Inc., Passport	Healthcare	Senior secured loan	10.50% (Libor + 7.50%/M)	5/9/2014		$12,470
Holding Corp. and Prism Holding Corp.	technology provider	Senior secured loan	10.50% (Libor + 7.50%/M)	5/9/2014		$11,511
720 Cool Springs Blvd., Suite 450		Series A preferred stock			5.23%	$9,900
Franklin, TN 37067		Common stock			5.23%	$100

PG Mergersub, Inc.	Provider of patient	Senior subordinated loan	12.50%	3/15/2016		$3,920
c/o Vestar Capital Partners V, LP	surveys, management	Preferred stock			0.13%	$334
245 Park Avenue, 41st Floor	reports and	Common stock			0.13%	$167
New York, NY 10167	national databases for the integrated healthcare delivery system

Company	Industry	Investment	Interest(1)	Maturity	% of Class Held at 9-30-09	Fair Value
Pillar Holdings LLC and PHL Holding Co.(19)	Mortgage services	Senior secured revolving loan	5.80% (Libor + 5.50%/B)	11/20/2013		$375	(14)
220 Northpointe Parkway, Suite G		Senior secured revolving loan	5.80% (Libor + 5.50%/B)	11/20/2013		$938	(14)
Buffalo, NY 14228		Senior secured loan	14.50%	5/20/2014		$1,875
		Senior secured loan	14.50%	5/20/2014		$5,500
		Senior secured loan	5.80% (Libor + 5.50%/B)	11/20/2013		$16,902
		Senior secured loan	5.80% (Libor + 5.50%/B)	11/20/2013		$10,550
		Common stock			8.48%	$7,234

Planet Organic Health Corp.	Organic grocery	Junior secured loan	13.00%	7/3/2014		$817
7917 - 104 Street	store operator	Junior secured loan	13.00%	7/3/2014		$9,737
Edmonton Alberta Canada TGE 4E1		Senior subordinated loan	13.00% Cash, 4.00% PIK	7/3/2012		$9,873

Primis Marketing Group, Inc. and Primis	Database marketing	Senior subordinated note	13.50% Cash, 2.00% PIK	2/27/2013		$511
Holdings, LLC(19)	services	Preferred units			8.02%	$—
c/o Pcap Managers, LLC		Common units			7.38%	$—
75 State Street, 26th Floor Boston, MA 02109

Prommis Solutions, LLC, E-Default Services, LLC,	Bankruptcy and	Senior subordinated note	11.50% Cash, 2.00% PIK	2/23/2014		$25,866
Statewide Tax and Title Services, LLC & Statewide	foreclosure	Senior subordinated note	11.50% Cash, 2.00% PIK	2/23/2014		$25,968
Publishing Services, LLC (formerly known as	processing services	Preferred stock			3.17%	$6,221
MR Processing Holding Corp.)
1544 Old Alabama Road
Roswell, GA 30076

Qualitor, Inc.	Automotive	Senior secured loan	6.00% (Base Rate + 2.75%/M)	12/31/2011		$1,656
24800 Denso Drive, Suite 255	aftermarkets	Junior secured loan	9.00% (Base Rate + 5.75%/M)	6/30/2012		$4,750
Southfield, MI 48034	components supplier

R2 Acquisition Corp.	Marketing services	Common stock			0.33%	$250
Modern Media Building
207 NW Park Ave
Portland, OR 97209

R3 Education, Inc. (formerly known as Equinox	Medical school	Senior secured revolving loan	—	12/31/2012		$—	(15)
EIC Partners, LLC and MUA Management	operator	Senior secured loan	6.25% (Libor + 6.00%/M)	12/31/2012		$1,162
Company, Ltd.)(19)		Senior secured loan	6.25% (Libor + 6.00%/M)	12/31/2012		$13,830
1750 W. Broadway St. #222		Senior secured loan	6.25% (Libor + 6.00%/M)	12/31/2012		$7,130
Oviedo, FL 32765		Common membership interest			22.19%	$17,185
		Preferred stock			18.94%	$2,000
		Preferred stock			6.56%	$200

RedPrairie Corporation	Software	Junior secured loan	6.97% (Libor + 6.50%/Q)	1/20/2013		$3,135
c/o Francisco Partners	manufacturer	Junior secured loan	6.97% (Libor + 6.50%/Q)	1/20/2013		$11,400
2882 Sand Hill Road, Suite 280
Menlo Park, CA 94045

Reflexite Corporation(20)	Developer and	Senior subordinated loan	12.50% Cash, 5.50% PIK	2/27/2015		$16,557
120 Darling Drive	manufacturer of	Common stock			39.49%	$24,898
Avon, CT 06001	high-visibility reflective products

Savers, Inc. and SAI Acquisition Corporation	For-profit thrift	Senior subordinated note	10.00% Cash, 2.00% PIK	8/11/2014		$5,923
11400 SE 6th St. Suite 220	retailer	Senior subordinated note	10.00% Cash, 2.00% PIK	8/11/2014		$21,792
Bellevue, WA 98004		Common stock			3.44%	$5,840

Saw Mill PCG Partners LLC	Precision	Common units			66.67%	$—
31005 Solon Road	components
Solon, OH 44139	manufacturer

The Schumacher Group of Delaware, Inc.	Outsourced	Senior subordinated loan	11.125% Cash, 1.00% PIK	7/31/2012		$30,909
200 Corporate Blvd., Suite 201	physician service	Senior subordinated loan	11.125% Cash, 1.00% PIK	7/31/2012		$5,229
Lafayette, LA 70308	provider

Shoes for Crews, LLC	Safety footwear and	Senior secured revolving loan	—	7/6/2010		$—	(16)
1400 Centerpark Blvd., Suite 310	slip-related mat	Senior secured loan	5.50% (Base Rate + 2.25%/Q)	7/6/2010		$302
West Palm Beach, FL 33401	manufacturer

Sigma International Group, Inc.	Water treatment	Junior secured loan	15.00% (Libor + 7.00%/Q)	10/10/2013		$2,800
700 Goldman Drive	parts manufacturer	Junior secured loan	15.00% (Libor + 7.00%/Q)	10/10/2013		$1,283
Cream Ridge, NJ 08514		Junior secured loan	15.00% (Libor + 7.00%/Q)	10/10/2013		$1,925
		Junior secured loan	15.00% (Libor + 7.00%/Q)	10/10/2013		$4,200
		Junior secured loan	15.00% (Libor + 7.00%/Q)	10/10/2013		$1,400
		Junior secured loan	15.00% (Libor + 7.00%/Q)	10/10/2013		$642

Summit Business Media, LLC	Business media	Junior secured loan	15.00% PIK	11/3/2013		$1,600
375 Park Avenue	consulting services
New York, NY 10152-0002

Company	Industry	Investment	Interest(1)	Maturity	% of Class Held at 9-30-09	Fair Value
The Teaching Company, LLC and	Education	Senior secured loan	10.50%	9/29/2012		$18,000
The Teaching Company Holdings, Inc.	publications	Senior secured loan	10.50%	9/29/2012		$10,000
4151 Lafayette Center Drive, No. 100	provider	Preferred stock	8.00%		3.64%	$3,873
Chantilly, VA 20151		Common stock			3.64%	$4

Thermal Solutions LLC and TSI Group, Inc.	Thermal	Senior secured loan	4.03% (Libor + 3.75%/M)	3/21/2011		$549
94 Tide Mill Road	management and	Senior secured loan	4.53% (Libor + 4.25%/Q)	3/21/2012		$2,494
Hampton, NH 03842	electronic packaging	Senior subordinated notes	11.50% Cash, 2.50% PIK	3/27/2012		$2,593
	manufacturer	Senior subordinated notes	11.50% Cash, 2.75% PIK	9/28/2012		$2,042
		Senior subordinated notes	11.50% Cash, 2.75% PIK	9/28/2012		$3,225
		Preferred stock			1.31%	$716
		Common stock			1.31%	$15

Things Remembered, Inc. and TRM Holdings	Personalized gifts	Senior secured loan	5.50%, 1.00% PIK Option	9/29/2012		$3,154
Corporation	retailer	Senior secured loan	5.50%, 1.00% PIK Option	9/29/2012		$5,112
5500 Avion Park Drive		Senior secured loan	5.50%, 1.00% PIK Option	9/29/2012		$19,882
Highland Heights, OH 44143		Senior secured revolving loan	—	9/29/2012		$—	(17)
		Preferred stock			3.50%	$—
		Common stock			2.98%	$—
		Preferred stock			3.20%	$—
		Warrants to purchase common shares			3.20%	$—	(2)

The Thymes, LLC(20)	Cosmetic products	Preferred stock	8.00% PIK		78.54%	$5,654
629 9th Street SE	manufacturer	Common stock			55.45%	$—
Minneapolis, MN 55414

Triad Laboratory Alliance, LLC	Laboratory services	Senior secured loan	8.50% (Libor + 5.50%/Q)	12/23/2011		$4,282
4380 Federal Drive, Suite 100		Senior subordinated note	12.00% Cash, 1.75% PIK	12/23/2012		$15,068
Greensboro, NC 27410

Trivergance Capital Partners, LP	Investment	Limited partnership interest			100.00%	$1,672
2200 Fletcher Avenue, 4th Floor	partnership
Fort Lee, NJ 07024

TZ Merger Sub, Inc.	Computers and	Senior secured loan	7.50% (Libor + 4.50%/Q)	7/15/2015		$4,830
567 San Nicolas Drive, Suite 360	electronics
Newport Beach, CA 92660

UL Holding Co., LLC	Petroleum product	Senior secured loan	9.34% (Libor + 8.88%/Q)	12/24/2012		$10,726
2824 N Ohio	manufacturer	Senior secured loan	14.00%	12/24/2012		$2,925
Wichita, KS 67201		Senior secured loan	14.00%	12/24/2012		$2,925
		Senior secured loan	14.00%	12/24/2012		$975
		Senior secured loan	9.35% (Libor + 8.88%/Q)	12/24/2012		$2,925
		Common units			0.85%	$500
		Common units			0.86%	$—

Universal Trailer Corporation(19)	Livestock and	Common stock			2.06%	$—
11590 Century Blvd., Suite 103	specialty trailer
Cincinnati, OH 45246	manufacturer

Vistar Corporation and Wellspring	Food service	Senior subordinated loan	13.50%	5/23/2015		$41,444
Distribution Corp.	distributor	Senior subordinated loan	13.50%	5/23/2015		$23,750
12650 East Arapahoe Road		Senior subordinated loan	13.50%	5/23/2015		$4,750
Centennial, CO 80112		Class A non-voting common stock			33.33%	$3,253

VOTC Acquisition Corp.	Radiation oncology	Senior secured loan	11.00% Cash, 2.00% PIK	7/31/2012		$17,329
1500 Rosecrans Ave, Suite 400	care provider	Series E preferred shares			28.20%	$3,800
Manhattan Beach, CA 90266

VSC Investors LLC	Investment company	Membership interest			4.63%	$635
401 Vance Street

VSS-Tranzact Holdings, LLC(19)	Management	Common membership			8.51%	$6,000
350 Park Avenue	consulting services	interest
New York, NY 10022

Waste Pro USA, Inc.	Waste management	Class A Common Equity			2.61%	$13,263
2101 West State Road 434, Suite 315	services
Longwood, FL 32779

Wastequip, Inc.(19)	Waste management	Senior subordinated loan	10.00% Cash, 2.50% PIK	2/5/2015		$3,936
25800 Science Park Drive, Suite 140	equipment	Common stock			5.34%	$—
Beachwood, OH 44122	manufacturer

Wear Me Apparel, LLC(19)	Clothing	Senior subordinated notes	17.50% PIK	4/2/2013		$18,083
31 W 34th Street	manufacturer	Common stock			12.30%	$—
New York, NY 10001-3009

Company	Industry	Investment	Interest(1)	Maturity	% of Class Held at 9-30-09	Fair Value
Web Services Company, LLC	Laundry service	Senior secured loan	5.30% (Libor + 5.00%/Q)	8/28/2014		$4,802
3690 Redondo Beach Ave.	and equipment	Senior subordinated loan	11.50% Cash, 2.50% PIK	8/29/2016		$17,198
Redondo Beach, CA 90278	provider	Senior subordinated loan	11.50% Cash, 2.50% PIK	8/29/2016		$24,358

Wyle Laboratories, Inc. and Wyle Holdings, Inc.	Provider of	Junior secured loan	15.00%	7/17/2014		$16,000
1960 E. Grand Ave., Suite 900	specialized	Junior secured loan	15.00%	7/17/2014		$12,000
El Segundo, CA 90245-5023	engineering,	Senior preferred stock	10.00% PIK		0.77%	$77
	scientific and	Junior preferred stock	8.00% PIK		0.77%	$1,455
	technical services	Common stock			0.72%	$148

X-rite, Incorporated	Artwork software	Junior secured loan	14.38% (Libor + 10.38%/Q)	7/31/2013		$3,116
3100 44th Street SW	manufacturer	Junior secured loan	14.38% (Libor + 10.38%/Q)	7/31/2013		$7,790
Grandville, MI 49418

Total						$1,967,724

(1)
All interest is payable in cash unless otherwise indicated. A majority of the variable rate loans to our portfolio companies bear interest at a rate that may be determined by reference to either LIBOR or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), at the borrower's option, which resets daily (D), monthly (M), bi-monthly (B), quarterly (Q) or semi-annually (S). For each such loan, we have provided the current interest rate in effect as of September 30, 2009.

(2)
Percentages shown for warrants or convertible preferred stock held represents the percentages of common stock we may own on a fully diluted basis, assuming we exercise our warrants or convert our preferred stock to common stock.

(3)
$1,582 of total commitment of $5,000 for the revolver remains unfunded as of September 30, 2009.

(4)
Total commitment of $1,967 remains unfunded as of September 30, 2009.

(5)
Total commitment of $10,000 remains unfunded as of September 30, 2009.

(6)
Total commitment of $7,802 remains unfunded as of September 30, 2009.

(7)
Total commitment of $8,134 remains unfunded as of September 30, 2009.

(8)
$0 of total commitment of $2,500 remains unfunded as of September 30, 2009.

(9)
$12,907 of total commitment of $15,696 remains unfunded as of September 30, 2009.

(10)
$3,191 of total commitment of $11,500 remains unfunded as of September 30, 2009.

(11)
Total commitment of $2,500 remains unfunded as of September 30, 2009.

(12)
Total commitment of $2,500 remains unfunded as of September 30, 2009

(13)
$0 of total commitment of $4,109 remains unfunded as of September 30, 2009.

(14)
$2,033 of total commitment of $3,750 remains unfunded as of September 30, 2009.

(15)
Total commitment of $25,000 remains unfunded as of September 30, 2009

(16)
Total commitment of $5,833 remains unfunded as of September 30, 2009

(17)
Total commitment of $5,000 remains unfunded as of September 30, 2009.

(18)
$3,371 of total commitment of $10,209 remains unfunded as of September 30, 2009.

(19)
As defined in the Investment Company Act, we are an "Affiliate" of this portfolio company because we own 5% or more of the portfolio company's outstanding voting securities.

(20)
As defined in the Investment Company Act, we are an "Affiliate" of this portfolio company because we own 5% or more of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). In addition, as defined in the Investment Company Act, we "Control" this portfolio company because we own more than 25% of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement).

 MANAGEMENT

              Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the quarterly valuation of our assets. The board of directors currently consists of seven members, four of whom are not "interested persons" of Ares Capital as defined in Section 2(a)(19) of the Investment Company Act. We refer to these individuals as our independent directors. Our board of directors elects our officers, who will serve at the discretion of the board of directors. The board of directors maintains an audit committee and nominating committee, and may establish additional committees from time to time as necessary.

EXECUTIVE OFFICERS AND BOARD OF DIRECTORS

              Under our charter and bylaws, our directors are divided into three classes. Directors are elected for staggered terms of three years each, with the term of office of only one of these three classes of directors expiring each year. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors

              Information regarding the board of directors is as follows:

Name	Age	Position	Director Since	Expiration of Term
Independent Directors
Douglas E. Coltharp	48	Director	2004	2011
Frank E. O'Bryan	76	Director	2005	2010
Gregory W. Penske	47	Director	2009	2012
Eric B. Siegel	51	Director	2004	2010
Interested Directors
Michael J. Arougheti	37	President and Director	2009	2011
Robert L. Rosen	63	Director	2004	2012
Bennett Rosenthal	46	Chairman and Director	2004	2012

              The address for each director is c/o Ares Capital Corporation, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

Executive Officers Who Are Not Directors

              Information regarding our executive officers who are not directors is as follows:

Name	Age	Position
Joshua M. Bloomstein	36	Vice President, General Counsel and Assistant Secretary
Richard S. Davis	50	Chief Financial Officer
Merritt S. Hooper	48	Secretary and Assistant Treasurer
Daniel F. Nguyen	37	Treasurer
Karen A. Tallman	52	Chief Compliance Officer
Michael D. Weiner	57	Vice President

              The address for each executive officer is c/o Ares Capital Corporation, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

Biographical Information

Directors

              Our directors have been divided into two groups—interested directors and independent directors. Interested directors are "interested persons" as defined in the Investment Company Act.

Independent Directors

              Douglas E. Coltharp, 48, has served as a director of the Company since 2004. Since May 2007, Mr. Coltharp has been a partner at Arlington Capital Advisors and Arlington Investment Partners, Birmingham, AL-based financial advisory and private equity businesses. Prior to that, from November 1996 to May 2007, he was the Executive Vice President and Chief Financial Officer of Saks Incorporated and its predecessor organization (NYSE "SKS"). Prior to joining Saks Incorporated, Mr. Coltharp spent ten years in the Corporate Finance Department of NationsBank (now known as Bank of America), most recently as Senior Vice President and head of the Southeast Corporate Finance Group headquartered in Atlanta. Mr. Coltharp holds a BS in Finance and Economics from Lehigh University in Bethlehem, Pennsylvania and an MBA from the Wharton School, University of Pennsylvania, in Philadelphia, Pennsylvania. Mr. Coltharp also serves on the board of directors of Under Armour, Inc. (NYSE "UA").

              Frank E. O'Bryan, 76, has served as a director of the Company since 2005. Mr. O'Bryan served as Chairman of the Board of WMC Mortgage Company from 1997 to 2003 and as a Vice Chairman until 2004, when the company was sold to General Electric Corporation. Mr. O'Bryan served as Vice Chairman of Shearson/American Express Mortgage Corp. (formerly Western Pacific Financial) and as a Director of Shearson American Express from 1981 to 1985 and prior to that served as a Director and senior executive of Shearson Hayden Stone from 1979 to 1981. Mr. O'Bryan holds a BS in Business from the University of Arizona. Mr. O'Bryan has been a Director of The First American Corporation since 1994. Mr. O'Bryan is a past member of the boards of directors of Damon Corporation, Grubb & Ellis, Standard Pacific Corporation and Farmers & Merchants Bank.

              Gregory W. Penske, 47, has served as a director of the Company since February 2009. Mr. Penske has served as President and CEO of Penske Motor Group, Inc, an automotive group that owns and operates Toyota, Lexus and Scion dealerships in California, since 1993. Mr. Penske was the former President and CEO of Penske Motorsports, Inc., which operated racetracks across the country. Penske Motorsports, Inc. was publicly traded on the NASDAQ exchange and was thereafter sold to International Speedway Corporation in 1999. Mr. Penske serves as a member of the boards of directors for Penske Corporation, the Los Angeles Sports Council and Friends of Golf, Inc., and is on the Board of Trustees for the John Thomas Dye School. He is a member of the Toyota Parts and Service Advisory Council, the Toyota President's Cabinet and the Toyota Board of Governors. Mr. Penske is also a former member of the boards of directors of the Alltel Corporation, International Speedway Corporation and the Southern California Committee for the Olympic Games. Mr. Penske holds a BS in Business from Cornell University.

              Eric B. Siegel, 51, has served as a director of the Company since 2004. Since 1995, Mr. Siegel has been an independent business consultant providing advice through a limited liability company owned by Mr. Siegel, principally with respect to acquisition strategy and structuring, and the subsequent management of acquired entities. Mr. Siegel is currently a member of the Advisory Board of and consultant to the Milwaukee Brewers Baseball Club and a Director and Chairman of the Executive Committee of El Paso Electric Company, a NYSE publicly traded utility company. Mr. Siegel is also a past member of the boards of directors of a number of public companies, including Kerzner International Ltd. until it went private in 2006. Mr. Siegel rejoined the board of Kerzner International Ltd., currently a private company, in 2008. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. and Lion Advisors, L.P. Mr. Siegel is also a member of the Board of Trustees of the Marlborough School, a member of the board of directors of the Friends of the Los Angeles Free

Clinic and a board member of Reprise Theatre Company, a non-profit theatre organization. Mr. Siegel holds his BA summa cum laude and Phi Beta Kappa and JD Order of the Coif from the University of California at Los Angeles.

Interested Directors

              Michael J. Arougheti, 37, serves as President of the Company and became a director of the Company in February 2009. Mr. Arougheti joined Ares Management in May 2004 and is a Founding Member of Ares. Mr. Arougheti is also a Partner in the Private Debt Group of Ares and is a Partner of Ares Capital Management, our investment adviser. In addition, Mr. Arougheti serves as a member of the Investment Committee of Ares Capital Management and of the Investment Committee for the Ares European Private Debt Group. From 2001 to 2004, Mr. Arougheti was employed by Royal Bank of Canada, where he was a Managing Partner of the Principal Finance Group of RBC Capital Partners and a member of the firm's Mezzanine Investment Committee. At RBC Capital Partners, Mr. Arougheti oversaw an investment team that originated, managed and monitored a diverse portfolio of middle market leveraged loans, senior and junior subordinated debt, preferred equity and common stock, as well as warrants on behalf of RBC and other third-party institutional investors. Mr. Arougheti joined Royal Bank of Canada in October 2001 from Indosuez Capital, where he was a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. Mr. Arougheti sat on the firm's Investment Committee and was also active in the firm's private equity fund investment and its fund of funds program. Prior to joining Indosuez in 1994, Mr. Arougheti worked at Kidder, Peabody & Co., where he was a member of the firm's Mergers and Acquisitions Group, advising clients in various industries, including natural resources, pharmaceuticals and consumer products. Mr. Arougheti has extensive experience in leveraged finance, including senior bank loans, mezzanine debt and private equity. He has worked on a range of transactions for companies in the consumer products, manufacturing, healthcare, retail and technology industries. Mr. Arougheti also serves on the boards of directors of Reflexite Corporation, Investor Group Services, HCPro, Inc. and Riverspace Arts, a not-for-profit arts organization. Mr. Arougheti received a BA in Ethics, Politics and Economics, cum laude, from Yale University. Mr. Arougheti is an "interested person" of the Company as defined in Section 2(a)(19) of the Investment Company Act because he is the President of the Company, is on the investment committee of Ares Capital Management, the Company's investment adviser, and is a member of Ares Partners Management Company LLC, the parent of Ares Management LLC, the managing member of the investment adviser.

              Robert L. Rosen, 63, has served as a director of the Company since 2004. From 1987 to present, Mr. Rosen has been CEO of RLR Partners, LLC, a private investment firm with interests in financial services, healthcare media and multi-industry companies. In 1998, Mr. Rosen founded National Financial Partners ("NFP"), an independent distributor of financial services to high net worth individuals and small to medium-sized corporations. He served as NFP's CEO from 1998 to 2000 and as its Chairman until January 2002. From 1989 to 1993, Mr. Rosen was Chairman and CEO of Damon Corporation, a leading healthcare and laboratory testing company that was ultimately sold to Quest Diagnostics. From 1983 to 1987, Mr. Rosen was Vice Chairman of Maxxam Group. Prior to that, Mr. Rosen spent twelve years at Shearson American Express in positions in research, investment banking and senior management, and for two years was Assistant to Sanford Weill, the then Chairman and CEO of Shearson. Mr. Rosen holds an MBA in finance from NYU's Stern School. Mr. Rosen is an "interested person" of the Company as defined in Section 2(a)(19) of the Investment Company Act because he has entered into a strategic advisory relationship with Ares and an affiliate of the Company owns limited partner interests in a fund controlled by Mr. Rosen.

              Bennett Rosenthal, 46, has served as Chairman of the Company's board of directors since 2004. Mr. Rosenthal joined Ares Management in 1998 and is a Founding Member of Ares and a Senior Partner in the Private Equity Group. Mr. Rosenthal also serves on the Investment Committee of Ares Capital Management. Prior to joining Ares, Mr. Rosenthal was Managing Director in the Global Leveraged Finance Group of Merrill Lynch and was responsible for originating, structuring and negotiating leveraged loan and high yield financings. Mr. Rosenthal was also a senior member of Merrill Lynch's Leveraged Transaction Commitment Committee. Mr. Rosenthal is a member of the following boards of directors: AmeriQual Management, Inc., Aspen Dental Management, Inc., Douglas Dynamics, LLC, Hanger Orthopedic Group, Inc. and National Bedding Company LLC (Serta). Mr. Rosenthal graduated summa cum laude with a BS in Economics from the University of Pennsylvania's Wharton School of Business where he also received his MBA with distinction. Mr. Rosenthal is an "interested person" of the Company as defined in Section 2(a)(19) of the Investment Company Act because he is on the investment committee of Ares Capital Management, the Company's investment adviser, and is a member of Ares Partners Management Company LLC, the parent of Ares Management, the managing member of the investment adviser.

Executive Officers Who Are Not Directors

              Joshua M. Bloomstein, 36, serves as the General Counsel of Ares Capital. He joined Ares Management in November 2006 and currently serves as the Deputy General Counsel of Ares Management. From January 2005 to October 2006, Mr. Bloomstein was an associate with Latham & Watkins LLP specializing in leveraged buyouts and private equity investments as well as general partnership and corporate matters. Mr. Bloomstein graduated magna cum laude with a BA in Political Science from the State University of New York at Albany and received a JD degree, magna cum laude, from the University of Miami School of Law.

              Richard S. Davis, 51, serves as Chief Financial Officer of the Company. He joined Ares Management in June 2006 as Executive Vice President Finance. From December 1997 to May 2006, Mr. Davis was with Arden Realty, Inc., a real estate investment trust and formerly the largest publicly traded owner in Southern California, serving as its Executive Vice President, Chief Financial Officer since July 2000. From 1996 to 1997, Mr. Davis was with Catellus Development Corporation, where he was responsible for accounting and finance for the asset management and development divisions. From 1985 to 1996, Mr. Davis served as a member of the audit staff of both KPMG LLP and Price Waterhouse LLP. Mr. Davis is a Certified Public Accountant and a member of the American Institute of CPAs. Mr. Davis received a BS in Accounting from the University of Missouri at Kansas City.

              Merritt S. Hooper, 48, serves as Secretary and Assistant Treasurer of the Company. From July 2004 to March 2007, Ms. Hooper served as Treasurer of the Company and, from July 2004 to May 2007, as Vice President of Investor Relations of the Company. Ms. Hooper has been with Ares since its founding and is the Senior Vice President and Director of Investor Relations/Marketing for all Ares funds as well as a senior investment analyst in the Capital Markets Group. Prior to Ares, Ms. Hooper worked at Lion Advisors (an affiliate of Apollo Management L.P.) from 1991 to 1997 as a senior credit analyst participating in both portfolio management and strategy. From 1987 until 1991, Ms. Hooper was with Columbia Savings and Loan, most recently as Vice President in the Investment Management Division. Ms. Hooper serves on the executive and investment boards of Cedars-Sinai Medical Center in Los Angeles. Ms. Hooper graduated from the University of California at Los Angeles with a BA in Mathematics and received her MBA in Finance from UCLA's Anderson School of Management.

              Daniel F. Nguyen, 38, serves as the Treasurer of the Company. He joined Ares Management in August 2000 and currently serves as an Executive Vice President and the Chief Financial Officer of Ares Management. From 1996 to 2000, Mr. Nguyen was with Arthur Andersen LLP, where he was in charge of conducting business audits on numerous financial clients, performing due diligence investigation of potential mergers and acquisitions, and analyzing changes in accounting guidelines for derivatives. At Arthur Andersen LLP, Mr. Nguyen also focused on treasury risk management and on mortgage-backed securities and other types of structured financing. Mr. Nguyen graduated with a BS in Accounting from the University of Southern California's Leventhal School of Accounting and received an MBA in Global Business from Pepperdine University's Graziadio School of Business and Management. Mr. Nguyen also studied European Business at Oxford University as part of the MBA curriculum. Mr. Nguyen is a Chartered Financial Analyst and a Certified Public Accountant.

              Karen A. Tallman, 52, serves as Chief Compliance Officer of the Company and joined Ares Management in June 2007. From April 2006 to June 2007, Ms. Tallman acted as counsel to Ares Management. Prior to joining Ares, Ms. Tallman was General Counsel of Continuum Commerce LLC, a direct response marketing firm. From 1997 to 2002, Ms. Tallman was General Counsel and Secretary of Merisel, Inc., a NASDAQ-listed computer products distributor, and served as Senior Vice President beginning in 2001. From 1992 to 1997, Ms. Tallman was employed by CB Commercial Real Estate Group, Inc., most recently in the positions of Vice President, Secretary and Senior Counsel. Previously, Ms. Tallman was a corporate attorney for nine years at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Ms. Tallman graduated magna cum laude with a BA in Economics and Political Science from Miami University and received a JD with highest honors from George Washington University.

              Michael D. Weiner, 57, serves as Vice President of the Company. Mr. Weiner is also General Counsel of Ares Management. Mr. Weiner joined Ares Management in September 2006 and is a member of Ares. Previously, Mr. Weiner served as General Counsel to Apollo Management L.P. and had been an officer of the corporate general partners of Apollo since 1992. Prior to joining Apollo, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius specializing in corporate and alternative financing transactions, securities law as well as general partnership, corporate and regulatory matters. Mr. Weiner has served and continues to serve on the boards of directors of several corporations, including Hughes Communications, Inc. and SkyTerra Communications, Inc. Mr. Weiner also serves on the Board of Governors of the Cedars Sinai Medical Center in Los Angeles. Mr. Weiner graduated with a BS in Business and Finance from the University of California at Berkeley and a JD from the University of Santa Clara.

INVESTMENT COMMITTEE

              Information regarding the members of Ares Capital Management's investment committee is as follows:

Name	Age	Position
Michael J. Arougheti	37	President and Director of the Company, Member of Investment Committee
Eric B. Beckman	43	Member of Investment Committee, Portfolio Manager
R. Kipp deVeer	37	Member of Investment Committee, Portfolio Manager
Mitchell Goldstein	42	Member of Investment Committee, Portfolio Manager
John Kissick	68	Member of Investment Committee
Antony P. Ressler	49	Member of Investment Committee
Bennett Rosenthal	46	Chairman and Director of the Company, Member of Investment Committee
David Sachs	50	Member of Investment Committee
Michael L. Smith	38	Member of Investment Committee, Portfolio Manager

              The address for each member of Ares Capital Management's investment committee is c/o Ares Capital Corporation, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

Members of Ares Capital Management's Investment Committee Who Are Not Directors or Officers of the Company

              Eric B. Beckman—Mr. Beckman joined Ares Management in 1998 and serves as a Partner in the Private Debt Group of Ares Management and a member of the Investment Committee of Ares

Capital Management. Before joining the Private Debt Group, he served as a Partner in the Private Equity Group focusing on mezzanine and special situation investments. While at Ares Management, he has been responsible for originating, structuring and managing investments in senior loans, mezzanine debt, private equity and distressed securities across a number of industries. Mr. Beckman joined Ares from Goldman, Sachs & Co. where he specialized in leveraged loan and high yield bond financings. While at Goldman Sachs, he was also involved in raising and managing the West Street Bridge Loan Fund, and in certain restructuring advisory and distressed lending activities. Earlier in his career he worked in the Office of the Mayor and for the City Council of New York. Mr. Beckman is the chair of the Los Angeles Advisory Committee and a member of the national board of directors of the Posse Foundation, a college access program for inner city youth. He graduated summa cum laude with a BA in Political Theory and Economics from Cornell University, and received his JD from the Yale Law School where he was a senior editor of the Yale Law Journal.

              R. Kipp deVeer—Mr. deVeer joined Ares Management in May 2004 and serves as a Partner in the Private Debt Group of Ares Management and a member of the Investment Committee of Ares Capital Management. Prior to joining Ares Management, Mr. deVeer was a partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm's middle market financing and principal investment business. Mr. deVeer joined RBC in October 2001 from Indosuez Capital, where he was Vice President in the Merchant Banking Group. Mr. deVeer has also worked at J.P. Morgan and Co., both in the Special Investment Group of J.P. Morgan Investment Management, Inc. and the Investment Banking Division of J.P. Morgan Securities Inc. Mr. deVeer received a BA from Yale University and an MBA from Stanford University's Graduate School of Business.

              Mitchell Goldstein—Mr. Goldstein joined Ares Management in May 2005 and serves as a Partner in the Private Debt Group of Ares Management and a member of the Investment Committee of Ares Capital Management. Prior to joining Ares Management, Mr. Goldstein worked at Credit Suisse First Boston, where he was a Managing Director in the Financial Sponsors Group. At CSFB, Mr. Goldstein was responsible for providing investment banking services to private equity funds and hedge funds with a focus on M&A and restructurings as well as capital raisings, including high yield, bank debt, mezzanine debt, and IPOs. Mr. Goldstein joined CSFB in 2000 at the completion of the merger with Donaldson, Lufkin & Jenrette. From 1998 to 2000, Mr. Goldstein was at Indosuez Capital, where he was a member of the Investment Committee and a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. From 1993 to 1998, Mr. Goldstein worked at Bankers Trust, where he was responsible for financing and advising clients in various industries including media and telecommunications, consumer products, automotive and healthcare. Mr. Goldstein graduated summa cum laude from the State University of New York at Binghamton with a BS in Accounting, received an MBA from Columbia University's Graduate School of Business and is a Certified Public Accountant.

              John Kissick—Mr. Kissick has been with Ares Management since its founding in 1997 and serves as a Senior Advisor to the Capital Markets Group of Ares Management and as a member of the Investment Committee of Ares Capital Management and all Ares funds. He is also a Founding Member of Ares and a Senior Partner in the Private Equity Group. Prior to Ares, Mr. Kissick was a co-founder of Apollo Management, L.P. in 1990 and was a member of Apollo's original six-member management team. Together with Antony Ressler, Mr. Kissick oversaw and led the activities of Apollo Management, L.P. and Lion Advisors, L.P., an affiliate of Apollo Management L.P., from 1990 until 1997, with a focus on high yield bonds, leveraged loans and other fixed income assets. Prior to 1990, Mr. Kissick served as a Senior Executive Vice President of Drexel Burnham Lambert, where he began in 1975, eventually heading its Corporate Finance Department. Mr. Kissick serves on the boards of the Cedars-Sinai Medical Center in Los Angeles, the Stanford University Graduate School of Business and Athletic Department as well as Mentor LA, which helps economically disadvantaged children graduate from high school through a variety of mentoring and other programs. Mr. Kissick graduated from Yale

University with a BA in Economics and with highest honors from the Stanford Business School with an MBA in Finance.

              Antony P. Ressler—Mr. Ressler has been with Ares Management since its founding in 1997 and is a Founding Member of Ares and a Senior Partner in the Private Equity Group. He serves as a Senior Advisor to the Capital Markets Group of Ares Management and as a member of the Investment Committee of Ares Capital Management and all Ares Private Equity funds. Prior to Ares, Mr. Ressler was a co-founder of Apollo Management, L.P. in 1990 and was a member of Apollo's original six-member management team. Together with Mr. Kissick, Mr. Ressler oversaw and led the capital markets activities of Apollo Management, L.P. and Lion Advisors, L.P. from 1990 until 1997, with a focus on high yield bonds, leveraged loans and other fixed income assets. Prior to 1990, Mr. Ressler served as a Senior Vice President in the High Yield Bond Department of Drexel Burnham Lambert, with responsibility for the New Issue/Syndicate Desk. Mr. Ressler serves on several boards of directors including Kinetics Holdings LLC, National Bedding Company LLC (Serta) and WCA Waste Corporation. Mr. Ressler also is a member of the Board of Trustees of the Center for Early Education, the Los Angeles County Museum of Art, the Alliance for College Ready Public Schools, the Small School Alliance, the Asia Society of Southern California and is involved in the U.S. Chapter of Right to Play (formerly known as Olympic Aid), an international humanitarian organization that is committed to improving the lives of the most disadvantaged children through sports and play, currently operating in over 20 countries worldwide. Mr. Ressler is also one of the founding members of the board of directors of the Painted Turtle Camp, a $40 million southern California-based facility created to serve children dealing with chronic and life threatening illnesses by creating memorable, old-fashioned camping experiences. Mr. Ressler received his BSFS from Georgetown University's School of Foreign Service and his MBA from Columbia University's Graduate School of Business.

              David Sachs—Mr. Sachs has been with Ares Management since its founding in 1997 and is a Founding Member of Ares, a Senior Partner in the Ares Capital Markets Group and serves as a member of the Investment Committee of Ares Capital Management and all Ares funds. From 1994 until 1997, Mr. Sachs was a principal of Onyx Partners, Inc. specializing in merchant banking and related capital raising activities in the private equity and mezzanine debt markets. From 1990 to 1994, Mr. Sachs was employed by Taylor & Co., an investment manager providing investment advisory and consulting services to members of the Bass Family of Fort Worth, Texas. From 1984 to 1990, Mr. Sachs was with Columbia Savings and Loan Association, most recently as Executive Vice President, responsible for all asset-liability management as well as running the Investment Management Department. Mr. Sachs serves on the board of directors of Terex Corporation. Mr. Sachs graduated from Northwestern University with a BS in Industrial Engineering and Management Science.

              Michael L. Smith—Mr. Smith joined Ares Management in May 2004 and serves as a Partner in the Private Debt Group of Ares Management and a member of the Investment Committee of Ares Capital Management. Prior to joining Ares Management, Mr. Smith was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm's middle market financing and principal investment business. Mr. Smith joined RBC in October 2001 from Indosuez Capital, where he was a Vice President in the Merchant Banking Group. Previously, Mr. Smith worked at Kenter, Glastris & Company, a private equity investment firm specializing in leveraged management buyouts, and at Salomon Brothers Inc., in their Debt Capital Markets Group and Financial Institutions Group. Mr. Smith received a BS in Business Administration, cum laude, from the University of Notre Dame and a Masters in Management from Northwestern University's Kellogg Graduate School of Management.

COMMITTEES OF THE BOARD OF DIRECTORS

              Our board of directors has established an audit committee and a nominating committee. We do not have a compensation committee because our executive officers do not receive any direct compensation from us. During 2009, the board of directors held twenty-one formal meetings, the audit committee held five formal meetings and the nominating committee held four formal meetings. We encourage, but do not require, the directors to attend our annual meeting of stockholders.

Audit Committee

              The members of the audit committee are Messrs. Coltharp, O'Bryan and Siegel, each of whom is independent for purposes of the Investment Company Act and The NASDAQ Global Select Market corporate governance regulations. Mr. Coltharp serves as chairman of the audit committee. The board of directors has adopted a charter for the audit committee, which is available on our website at www.arescapitalcorp.com. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee is also responsible for aiding our board of directors in fair value pricing debt and equity securities that are not publicly traded or for which current market values are not readily available. The audit committee also currently receives input from independent valuation firms that have been engaged at the direction of the board to value certain portfolio investments.

Nominating Committee

              The members of the nominating committee are Messrs. Coltharp, O'Bryan and Siegel, each of whom is independent for purposes of the Investment Company Act and The NASDAQ Global Select Market corporate governance regulations. Mr. Siegel serves as chairman of the nominating committee. Our board of directors has adopted a charter for the nominating committee, which is available on our website at www.arescapitalcorp.com. The nominating committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management.

              The nominating committee may consider recommendations for nomination of directors from our stockholders. Nominations made by stockholders must be delivered to or mailed (setting forth the information required by our bylaws) and received at our principal executive offices not earlier than 150 days nor fewer than 120 days in advance of the first anniversary of the date on which we first mailed our proxy materials for the previous year's annual meeting of stockholders; provided, however, that if the date of the annual meeting has changed by more than 30 days from the prior year, the nomination must be received not earlier than the 150th day prior to the date of such annual meeting nor later than the later of (a) the 120th day prior to the date of such annual meeting or (b) the 10th day following the day on which public announcement of such meeting date is first made.

Compensation Committee

              We do not have a compensation committee because our executive officers do not receive any direct compensation from us.

BENEFICIAL OWNERSHIP OF OUR DIRECTORS

              The following table sets forth the dollar range of our equity securities based on the closing price of our common stock on January 22, 2010 and the number of shares beneficially owned by each of our directors as of December 31, 2009. We are not part of a "family of investment companies," as that term is defined in the Investment Company Act.

Name of Director	Aggregate Dollar Range of Equity Securities in Ares Capital(1)(2)
Independent Directors(3)
Douglas E. Coltharp	$50,001-$100,000
Frank E. O'Bryan	Over $100,000
Gregory W. Penske	None
Eric B. Siegel	Over $100,000
Interested Directors
Michael J. Arougheti	Over $100,000
Robert L. Rosen	$50,001-$100,000
Bennett Rosenthal	None

(1)
The dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000 or over $100,000. The dollar range of our equity securities beneficially owned is calculated based on the closing sales price of our common stock as reported on The NASDAQ Global Select Market as of January 22, 2010.

(2)
Beneficial ownership determined in accordance with Rule 16a-1(a)(2) under the Exchange Act.

(3)
As of January 22, 2010, to the best of our knowledge, except as listed above, none of the independent directors, nor any of their immediate family members, had any interest in us, our investment adviser or any person or entity directly or indirectly controlling, controlled by or under common control with us or our investment adviser.

COMPENSATION TABLE

              The following table shows information regarding the compensation received by our directors, none of whom is our employee, for the fiscal year ended December 31, 2009. No compensation is paid by us to directors who are or are being treated as "interested persons." No information has been provided with respect to our executive officers who are not directors, since our executive officers do not receive any direct compensation from us.

Name	Fees Earned or Paid in Cash(1)	Total
Independent Directors
Douglas E. Coltharp	$133,000	$133,000
Frank E. O'Bryan	$117,500	$117,500
Gregory W. Penske(2)	$62,500	$62,500
Eric B. Siegel	$130,000	$130,000
Interested Directors
Michael J. Arougheti(3)	None	None
Robert L. Rosen(4)	None	None
Bennett Rosenthal	None	None

(1)
For a discussion of the independent directors' compensation, see below.

(2)
Mr. Penske became a director in February 2009.

(3)
Mr. Arougheti became a director in February 2009.

(4)
While Mr. Rosen did not receive any compensation from us for the fiscal year ended December 31, 2009, he did receive $117,500 from Ares Management for such period in connection with his service as our director.

              The independent directors receive an annual fee of $75,000. They also receive $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and will receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting. In addition, the chairman of the audit committee receives an annual fee of $5,000 and each chairman of any other committee receives an annual fee of $2,000 for his additional services in these capacities. In addition, we purchase directors' and officers' liability insurance on behalf of our directors and officers. Independent directors have the option to receive their directors' fees paid in shares of our common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment.

PORTFOLIO MANAGERS

              The following individuals function as portfolio managers primarily responsible for the day-to-day management of our portfolio. The portfolio managers are comprised of (a) the underwriting committee, whose primary responsibility is to recommend investments for approval to the Investment Committee of Ares Capital Management and (b) members of the Investment Committee of Ares Capital Management who are not otherwise on the underwriting committee.

Name	Position	Length of Service with Ares (years)	Principal Occupation(s) During Past 5 Years
Michael J. Arougheti	President and Director of the Company	5	Mr. Arougheti has served as President of the Company since May 2004 and a director of the Company since February 2009. He is also a Founding Member of Ares. Mr. Arougheti is also a Partner in the Private Debt Group of Ares and is a Partner of Ares Capital Management. In addition, Mr. Arougheti serves as a member of the Investment Committee of Ares Capital Management and of the Investment Committee for the Ares European Private Debt Group. From October 2001 until joining the Company in May 2004, Mr. Arougheti served as a Managing Partner of the Principal Finance Group of RBC Capital Partners and a member of its Mezzanine Investment Committee.
Eric B. Beckman	Partner in Private Debt Group	11

Mr. Beckman joined Ares Management in 1998 and serves as a Partner in the Private Debt Group of Ares Management and serves as a member of the Investment Committee of Ares Capital Management. Before joining the Private Debt Group, Mr. Beckman served as a Senior Partner of the Private Equity Group focusing on mezzanine and special situation investments.

Name	Position	Length of Service with Ares (years)	Principal Occupation(s) During Past 5 Years
R. Kipp deVeer	Partner in Private Debt Group	5

Mr. deVeer joined Ares Management in May 2004 and serves as a Partner in the Private Debt Group of Ares Management and serves as a member of the Investment Committee of Ares Capital Management. From 2001 until joining Ares Management, Mr. deVeer was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, in the Principal Finance Group, which led the firm's middle market financing and principal investment business.

Mitchell Goldstein	Partner in Private Debt Group	4

Mr. Goldstein joined Ares Management in May 2005 and serves as a Partner in the Private Debt Group of Ares Management and serves as a member of the Investment Committee of Ares Capital Management. Prior to joining Ares Management, Mr. Goldstein worked at Credit Suisse First Boston, where he was a Managing Director in the Financial Sponsors Group. Mr. Goldstein joined CSFB in 2000 at the completion of the merger with Donaldson Lufkin and Jenrette.

John Kissick	Senior Partner in Private Equity Group	12

Mr. Kissick is a Founding Member of Ares and serves as a Senior Partner in the Private Equity Group of Ares Management. Mr. Kissick is a Senior Advisor to the Capital Markets Group of Ares Management and serves on the Investment Committee of Ares Capital Management and all Ares funds.

Antony Ressler	Senior Partner in Private Equity Group	12

Mr. Ressler is a Founding Member of Ares and serves as a Senior Partner in the Private Equity Group. Mr. Ressler is a Senior Advisor to the Capital Markets Group and serves on the Investment Committee of Ares Capital Management and all Ares Private Equity funds.

Name	Position	Length of Service with Ares (years)	Principal Occupation(s) During Past 5 Years
Bennett Rosenthal	Chairman of the board of directors of the Company; Senior Partner in Private Equity Group	12

Mr. Rosenthal has served as Chairman of the Company's board of directors since 2004. He has been with Ares since 1998, is a Founding Member of Ares and serves as a Senior Partner in the Private Equity Group. Mr. Rosenthal also serves on the Investment Committee of Ares Capital Management.

David Sachs	Senior Partner in Capital Markets Group	12	Mr. Sachs is a Founding Member of Ares and serves as a Senior Partner in the Ares Capital Markets Group. Mr. Sachs serves on the Investment Committee of Ares Capital Management and all Ares funds.
Michael L. Smith	Partner in Private Debt Group	5

Mr. Smith joined Ares Management in May 2004 and serves as a Partner in the Private Debt Group of Ares Management and on the Investment Committee of Ares Capital Management. From 2001 until joining Ares Management, Mr. Smith was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, in the Principal Finance Group, which led the firm's middle market financing and principal investment business.

              None of the individuals listed above is primarily responsible for the day-to-day management of the portfolio of any other account, except that Messrs. Kissick, Ressler, Rosenthal and Sachs are each Senior Partners of Ares with significant responsibilities for other Ares managed funds, which as of December 31, 2009 had approximately $33 billion (including the Company) of committed capital under management used to calculate Ares' advisory fees related to such funds. See "Risk Factors—Risks Relating to Our Business—There are significant potential conflicts of interest that could impact our investment returns."

              Each of Messrs. Arougheti, Beckman, deVeer, Goldstein and Smith is equally responsible for deal origination, execution and portfolio management. Mr. Arougheti, as our President, spends a greater amount of his time on corporate and administrative activities in his role as an officer.

              As of September 30, 2009, each of Messrs. Beckman, deVeer, Goldstein and Smith is a full-time employee of Ares Capital Management and receives a fixed salary for the services he provides to us. Each will also receive an annual amount that is equal to a fixed percentage of any incentive fee received by Ares Capital Management from us for a fiscal year. None of the portfolio managers receives any direct compensation from us.

              The following table sets forth the dollar range of our equity securities based on the closing price of our common stock on January 22, 2010 and the number of shares beneficially owned by each of the portfolio managers described above as of December 31, 2009.

Name	Aggregate Dollar Range of Equity Securities in Ares Capital(1)
Michael J. Arougheti	Over $1,000,000(2)
Eric B. Beckman	Over $1,000,000
R. Kipp deVeer	$100,001 - $500,000
Mitchell Goldstein	$100,001 - $500,000
John Kissick	None(2)
Antony Ressler	over $1,000,000(2)
Bennett Rosenthal	None(2)
David Sachs	$100,001 - $500,000(2)
Michael L. Smith	Over $1,000,000

(1)
Dollar ranges are as follows: none, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000 or over $1,000,000.

(2)
Ares Investments, whose managing member is Ares Partners Management Company LLC, owned 2,859,882 shares of our common stock as of December 31, 2009. Each of the members of Ares Partners Management Company LLC (which include Messrs. Arougheti, Kissick, Ressler, Rosenthal and Sachs or vehicles controlled by them) disclaims beneficial ownership of all shares of Ares Capital common stock owned by Ares Investments, except to the extent of any indirect pecuniary interest therein. The shares of our common stock held by Ares Investments have been pledged in the ordinary course to secure indebtedness under a credit facility under which Ares Investments is a co-borrower with Ares Management, an indirect subsidiary of Ares Partners Management Company LLC.

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT

Management Services

              Ares Capital Management serves as our investment adviser and is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our board of directors, the investment adviser manages the day-to-day operations of, and provides investment advisory and management services to, Ares Capital. Under the terms of the investment advisory and management agreement, Ares Capital Management:

  •
  determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

  •
  identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies);

  •
  closes and monitors the investments we make; and

  •
  determines the securities and other assets that we purchase, retain or sell.

              Ares Capital Management was initially formed to provide investment advisory services to us and it has not previously provided investment advisory services to anyone else. However, its services to us under the investment advisory and management agreement are not exclusive, and it is free to furnish similar services to other entities.

              The sole member of Ares Capital Management is Ares Management, an independent international investment management firm. Ares funds, including funds managed by Ares Management, had, as of December 31, 2009, approximately $33 billion of total committed capital.

Management Fee

              Pursuant to the investment advisory and management agreement with Ares Capital Management and subject to the overall supervision of our board of directors, Ares Capital Management provides investment advisory services to us. For providing these services, Ares Capital Management receives a fee from us, consisting of two components—a base management fee and an incentive fee. Ares Capital Management has committed to defer up to $15 million in base management and incentive fees for each of the first two years following the Allied Acquisition if certain earnings targets are not met. We cannot assure you that the Allied Acquisition will be consummated. See "Pending Allied Acquisition" for a description of the terms of the Allied Acquisition, "Risk Factors—Risks Relating to Our Business—We may fail to consummate the Allied Acquisition" for a description of the risks associated with a failure to consummate the Allied Acquisition and "Risk Factors—Risks Relating to a Consummation of the Allied Acquisition" for a description of the risks that the combined company may face if the Allied Acquisition is consummated.

              The base management fee is calculated at an annual rate of 1.5% based on the average value of our total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) at the end of the two most recently completed calendar quarters. The base management fee is payable quarterly in arrears.

              The incentive fee has two parts. One part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under the administration agreement, and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities, accrued income that we have not yet received in cash. The investment adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued interest that we never actually receive.

              Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses.

              Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed "hurdle rate" of 2% per quarter. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our pre-incentive fee net investment income and make it easier for our investment adviser to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. Our pre-incentive fee net investment income used to calculate this part of the incentive fee is also included in the amount of our total assets

(other than cash and cash equivalents but including assets purchased with borrowed funds) used to calculate the 1.5% base management fee.

              We pay the investment adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

  •
  no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate;

  •
  100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5% in any calendar quarter. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than 2.5%) as the "catch-up" provision. The catch-up is meant to provide our investment adviser with 20% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 2.5% in any calendar quarter; and

  •
  20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.50% in any calendar quarter.

              These calculations are adjusted for any share issuances or repurchases during the quarter.

              The following is a graphical representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive fee net investment income
(expressed as a percentage of the value of net assets)

Percentage of pre-incentive fee net investment income
allocated to income-related portion of incentive fee

              These calculations will be appropriately pro rated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

              The second part of the incentive fee (the "Capital Gains Fee"), is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and management agreement, as of the termination date) and is calculated at the end of each applicable year by subtracting (a) the sum of our cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (b) our cumulative aggregate realized capital gains, in each case calculated from October 8, 2004. If such amount is positive at the end of such year, then the Capital Gains Fee for such year is equal to 20% of such amount, less the aggregate amount of Capital Gains Fees paid in all prior years. If such amount is negative, then there is no Capital Gains Fee for such year.

              The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment.

              The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in our portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.

              The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in our portfolio as of the applicable Capital Gains Fee calculation date and (b) the accreted or amortized cost basis of such investment.

              We defer cash payment of any incentive fee otherwise earned by the investment adviser if during the most recent four full calendar quarter period ending on or prior to the date such payment is to be made the sum of (a) the aggregate distributions to our stockholders and (b) the change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) is less than 8.0% of our net assets at the beginning of such period. These calculations were appropriately pro rated during the first three calendar quarters following October 8, 2004 and are adjusted for any share issuances or repurchases.

Examples of Quarterly Incentive Fee Calculation

Example 1—Income Related Portion of Incentive Fee(1):

Assumptions

• Hurdle rate(2) = 2.00%
• Management fee(3) = 0.375%
• Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.20%

(1)
The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets. In addition, the example assumes that during the most recent four full calendar quarter period ending on or prior to the date the payment set forth in the example is to be made, the sum of (a) our aggregate distributions to our stockholders and (b) our change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) is at least 8% of our net assets at the beginning of such period (as adjusted for any share issuances or repurchases).

(2)
Represents a quarter of the 8.0% annualized hurdle rate.

(3)
Represents a quarter of the 1.5% annualized management fee.

(4)
Excludes offering expenses.

Alternative 1

Additional Assumptions

• Investment income (including interest, dividends, fees, etc.) = 1.25%
• Pre-incentive fee net investment income (investment income - (management fee + other expenses)) = 0.675%

              Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no incentive fee.

Alternative 2

Additional Assumptions

• Investment income (including interest, dividends, fees, etc.) = 2.70%
• Pre-incentive fee net investment income (investment income - (management fee + other expenses)) = 2.125%
Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an incentive fee.
Incentive Fee	=	100% × "Catch-Up" + the greater of 0% AND (20% × (pre-incentive fee net investment income - 2.50%)
	=	(100% × (2.125% - 2.00%)) + 0%
	=	100% × 0.125%
	=	0.125%

Alternative 3

Additional Assumptions

• Investment income (including interest, dividends, fees, etc.) = 3.50%
• Pre-incentive fee net investment income (investment income - (management fee + other expenses)) = 2.925%
Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an incentive fee.
Incentive Fee	=	100% × "Catch-Up" + the greater of 0% AND (20% × (pre-incentive fee net investment income - 2.50%)
	=	(100% × (2.50% - 2.00%)) + (20% × (2.925% - 2.50%))
	=	0.50% + (20% × 0.425%)
	=	0.50% + 0.085%
	=	0.585%

Example 2—Capital Gains Portion of Incentive Fee:

Alternative 1:

Assumptions

  •
  Year 1: $20 million investment made in Company A ("Investment A"), and $30 million investment made in Company B ("Investment B")
  •
  Year 2: Investment A is sold for $50 million and fair market value ("FMV") of Investment B determined to be $32 million
  •
  Year 3: FMV of Investment B determined to be $25 million
  •
  Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee, if any, would be:

  •
  Year 1: None (No sales transactions)
  •
  Year 2: $6 million (20% multiplied by $30 million realized capital gains on sale of Investment A)
  •
  Year 3: None; $5 million (20% multiplied by ($30 million realized cumulative capital gains less $5 million cumulative capital depreciation)) less $6 million (previous Capital Gains Fee paid in Year 2)
  •
  Year 4: $200,000; $6.2 million (20% multiplied by $31 million cumulative realized capital gains) less $6 million (Capital Gains Fee paid in Year 2)

Alternative 2

Assumptions

  •
  Year 1: $20 million investment made in Company A ("Investment A"), $30 million investment made in Company B ("Investment B") and $25 million investment made in Company C ("Investment C")
  •
  Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million
  •
  Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million
  •
  Year 4: FMV of Investment B determined to be $35 million

  •
  Year 5: Investment B sold for $20 million

The capital gains portion of the incentive fee, if any, would be:

  •
  Year 1: None (No sales transactions)
  •
  Year 2: $5 million (20% multiplied by $25 million ($30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B))
  •
  Year 3: $1.4 million ($6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $5 million (Capital Gains Fee paid in Year 2))
  •
  Year 4: None (No sales transactions)
  •
  Year 5: None ($5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $6.4 million (cumulative Capital Gains Fee paid in Year 2 and Year 3))

              For the nine months ended September 30, 2009, we incurred $22.5 million in base management fees and $23.8 million in incentive management fees related to pre-incentive fee net investment income. For the nine months ended September 30, 2009, we accrued no incentive management fees related to net realized capital gains. As of September 30, 2009, $56.5 million was unpaid and included in "management and incentive fees payable" in the accompanying consolidated balance sheet. Payment of $49 million in incentive management fees for the fifteen months ended September 30, 2009 has been deferred pursuant to the investment advisory and management agreement.

              For the year ended December 31, 2008, we incurred $30.5 million in base management fees, $31.7 million in incentive management fees related to pre-incentive fee net investment income and no incentive management fees related to realized capital gains.

              For the year ended December 31, 2007, we incurred $23.5 million in base management fees, $23.5 million in incentive management fees related to pre-incentive fee net investment income and no incentive management fees related to realized capital gains.

              For the year ended December 31, 2006, we incurred $13.6 million in base management fees, $16.1 million in incentive management fees related to pre-incentive fee net investment income and $3.4 million in incentive management fees related to realized capital gains.

Payment of our Expenses

              The services of all investment professionals and staff of the investment adviser, when and to the extent engaged in providing investment advisory and management services, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by Ares Capital Management (not including services provided to any of our portfolio companies like IHAM, pursuant to separate contractual agreements). We bear all other costs and expenses of our operations and transactions, including those relating to: rent; organization; calculation of our net asset value (including the cost and expenses of any independent valuation firm); expenses incurred by Ares Capital Management payable to third parties, including agents, consultants or other advisers, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies; interest payable on indebtedness, if any, incurred to finance our investments; offerings of our common stock and other securities; investment advisory and management fees; administration fees; fees payable to third parties, including agents, consultants or other advisers, relating to, or associated with, evaluating and making investments; transfer agent and custodial fees; registration fees; listing fees; taxes; independent directors' fees and expenses; costs of preparing and filing reports or other documents with the SEC; the costs of any reports, proxy statements or other notices to stockholders, including printing costs; to the extent we are covered by any joint insurance policies, our allocable portion of the insurance premiums for such policies; direct costs and expenses of administration, including auditor and legal costs; and all other expenses incurred by us or Ares Operations in connection with administering our business, such as our allocable portion of overhead under the administration agreement, including our allocable portion of the salary and cost of our officers (including our chief compliance officer, chief financial officer, secretary and treasurer) and their respective staffs (including travel).

Duration and Termination

              Unless terminated earlier, the investment advisory and management agreement will continue in effect until June 1, 2010 and will renew for successive annual periods thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not "interested persons." The investment advisory and management agreement will automatically terminate in the event of its assignment. The investment advisory and management agreement may be terminated by either party without penalty upon 60 days' written notice to the other. A discussion regarding the basis for our board of directors' approval of the continuation of the investment advisory and management agreement for 2008 is available in our annual report on Form 10-K for the fiscal year ended December 31, 2008.

              Conflicts of interest may arise if our investment adviser seeks to change the terms of our investment advisory and management agreement, including, for example, the terms for compensation. Any material change to the investment advisory and management agreement must be submitted to stockholders for approval under the Investment Company Act and we may from time to time decide it is appropriate to seek stockholder approval to change the terms of the agreement. See "Risk Factors—Risks Relating to Our Business—We are dependent upon Ares Capital Management's key personnel for our future success and upon their access to Ares' investment professionals."

Indemnification

              The investment advisory and management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Ares Capital Management, its members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of Ares Capital Management's services under the investment advisory and management agreement or otherwise as our investment adviser.

Organization of the Investment Adviser

              Ares Capital Management is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal executive offices of Ares Capital Management are located at 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

ADMINISTRATION AGREEMENT

              We are also party to a separate administration agreement with our administrator, Ares Operations, an affiliate of our investment adviser. Our board of directors approved the continuation of our administration agreement on May 4, 2009, which extended the term of the agreement until June 1, 2010. Pursuant to the administration agreement, Ares Operations furnishes us with office equipment and clerical, bookkeeping and record keeping services. Under the administration agreement, Ares Operations also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Ares

Operations assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the administration agreement are equal to an amount based upon our allocable portion of Ares Operations' overhead in performing its obligations under the administration agreement, including our allocable portion of the cost of our officers (including our chief compliance officer, chief financial officer, secretary and treasurer) and their respective staffs. The administration agreement may be terminated by either party without penalty upon 60 days' written notice to the other party.

              For the nine months ended September 30, 2009, we incurred $2.9 million in administrative fees.

              For the year ended December 31, 2008, we incurred $2.7 million in administrative fees. For the year ended December 31, 2007, we incurred $1.0 million in administrative fees. For the year ended December 31, 2006, we incurred $0.9 million in administrative fees.

Indemnification

              The administration agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Ares Operations, its members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of Ares Operations' services under the administration agreement or otherwise as our administrator.

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

              We are party to an investment advisory and management agreement with Ares Capital Management, whose sole member is Ares Management, an entity in which certain members of our senior management and our chairman of the board have indirect ownership and financial interests. Certain members of our senior management also serve as principals of other investment managers affiliated with Ares Management that may in the future manage investment funds with investment objectives similar to ours. In addition, certain of our executive officers and directors and the members of the investment committee of our investment adviser, Ares Capital Management, serve or may serve as officers, directors or principals of entities that operate in the same or related line of business as we do or of investment funds managed by our affiliates. Accordingly, we may not be given the opportunity to participate in certain investments made by investment funds managed by advisers affiliated with Ares Management, including Ares Capital Management. However, our investment adviser and other members of Ares intend to allocate investment opportunities in a fair and equitable manner that meets our investment objective and strategies so that we are not disadvantaged in relation to any other client. See "Risk Factors—Risks Relating to Our Business—There are significant potential conflicts of interest that could impact our investment returns."

              Our investment adviser, Ares Capital Management, has financial interests in the Allied Acquisition that are different from, and/or in addition to, the interests of our stockholders. For example, Ares Capital Management's management fee is based on a percentage of our total assets. Because total assets under management will increase as a result of the Allied Acquisition, the dollar amount of Ares Capital Management's management fee will increase as a result of the Allied Acquisition. In addition, the incentive fee payable by us to Ares Capital Management may be positively impacted as a result of the Allied Acquisition. See "Unaudited Pro Forma Condensed Consolidated Financial Statements."

              Ares Capital Management has committed to defer up to $15 million in base management and incentive fees for each of the first two years following the Allied Acquisition if certain earnings targets are not met.

              Pursuant to the terms of the administration agreement, Ares Operations currently provides us with the administrative services necessary to conduct our day-to-day operations. Ares Management is the sole member of and controls Ares Operations.

              Our portfolio company, IHAM, is party to a services agreement with Ares Capital Management. Pursuant to the terms of the services agreement, Ares Capital Management provides IHAM with the facilities, investment advisory services and administrative services necessary for the operations of IHAM. IHAM reimburses Ares Capital Management for the costs and expenses incurred by Ares Capital Management in performing its obligations under the services agreement.

              We rent office space directly from a third party pursuant to a lease that expires on February 27, 2011. In addition, we have entered into a sublease agreement with Ares Management whereby Ares Management subleases approximately 25% of certain office space for a fixed rent equal to 25% of the basic annual rent payable by us under this lease, plus certain additional costs and expenses. For the years ended December 31, 2008, 2007 and 2006, such amounts payable to us totaled $0.3 million, $0.3 million and $0.1 million, respectively.

              We have also entered into a license agreement with Ares pursuant to which Ares has agreed to grant us a non-exclusive, royalty-free license to use the name "Ares." Under this agreement, we will have a right to use the Ares name for so long as Ares Capital Management remains our investment adviser. Other than with respect to this limited license, we will have no legal right to the "Ares" name. This license agreement will remain in effect for so long as the investment advisory and management agreement with Ares Capital Management is in effect and Ares Capital Management remains our investment adviser. Like the investment advisory and management agreement, the license agreement may also be terminated by either party without penalty upon 60 days' written notice to the other.

              In connection with our initial public offering, our investment adviser paid to underwriters, on our behalf, an additional sales load of approximately $2.5 million. This amount accrued interest at a variable rate that adjusted quarterly equal to the three-month LIBOR plus 2% per annum. We repaid this amount in full, plus accrued and unpaid interest, in February 2006.

 CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

              To our knowledge, as of January 15, 2010, there were no persons that owned 25% or more of our outstanding voting securities and no person would be deemed to control us, as such term is defined in the Investment Company Act.

              The following table sets forth, as of January 15, 2010 (unless otherwise noted), the number of shares of our common stock beneficially owned by each of our current directors and executive officers, all directors and executive officers as a group and certain beneficial owners, according to information furnished to us by such persons or publicly available filings.

              Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of our shares of common stock is based upon Schedule 13D, Schedule 13G, Form 13F or other filings by such persons with the SEC and other information obtained from such persons. To our knowledge, as of January 15, 2010, there were no persons that owned 5% or more of our shares of common stock.

              The address for each of the directors and executive officers is c/o Ares Capital Corporation, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Directors and Executive Officers:
Interested Directors
Michael J. Arougheti	153,679	(2)	*
Robert L. Rosen	7,500		*
Bennett Rosenthal	None	(2)
Independent Directors
Douglas E. Coltharp	4,500		*
Frank E. O'Bryan	12,400		*
Gregory W. Penske	None
Eric B. Siegel	21,200		*
Executive Officers Who Are Not Directors
Joshua M. Bloomstein	None
Richard S. Davis	72,093		*
Merritt S. Hooper	None
Daniel F. Nguyen	None
Karen A. Tallman	25,000		*
Michael D. Weiner	8,189	(2)	*
All Directors and Executive Officers as a Group (12 persons)	314,954	(2)	*

*
Represents less than 1%.

(1)
Based on 109,944,674 shares of common stock outstanding as of January 15, 2010.

(2)
Ares Investments, whose managing member is Ares Partners Management Company LLC, owned 2,859,882 shares of our common stock as of January 15, 2010. Each of the members of Ares Partners Management Company LLC (which include Messrs. Rosenthal, Arougheti and Weiner or vehicles controlled by them) disclaims beneficial ownership of all shares of our common stock owned by Ares Investments, except to the extent of any indirect pecuniary interest therein. The shares of our common stock held by Ares Investments have been pledged in the ordinary course to secure indebtedness under a credit facility under which Ares Investments is a co-borrower with Ares Management, an indirect subsidiary of Ares Partners Management Company LLC.

 DETERMINATION OF NET ASSET VALUE

              The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

              Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, we look at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available (i.e., substantially all of our investments) are valued at fair value as determined in good faith by our board of directors, based on the input of our management and audit committee and independent valuation firms that have been engaged at the direction of the board to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing 12-month period. In addition, effective January 1, 2008, the Company adopted ASC 820-10 (previously SFAS No. 157, Fair Value Measurements), which expands the application of fair value accounting for investments (see Note 8 to the consolidated financial statements for the period ended September 30, 2009). ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date.

              The valuation process is conducted at the end of each fiscal quarter, with approximately 50% (based on value) of our valuations of portfolio companies without readily available market quotations subject to review by an independent valuation firm each quarter.

              As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (an estimate of the total fair value of the portfolio company's debt and equity), the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company's securities to publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation.

              Because there is not a readily available market value for most of the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by our board of directors, based on the input of our management and audit committee and independent valuation firms under a valuation policy and a consistently applied valuation process. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize significantly less than the value at which we have previously recorded it.

              In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than would be realized based on the valuations currently assigned. For example, during 2008 and into 2009, the state of the economy in the U.S. and abroad continued to deteriorate. See "Risk Factors—Risks Relating to Our Investments—Price declines and illiquidity in the corporate debt markets have adversely affected, and may continue to adversely affect, the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation."

              With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:

  •
  Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals responsible for the portfolio investment in conjunction with our portfolio management team.

  •
  Preliminary valuation conclusions are then documented and discussed by our management.

  •
  The audit committee of our board of directors reviews these preliminary valuations, as well as the input of independent valuation firms with respect to the valuations of approximately 50% (based on value) of our portfolio companies without readily available market quotations.

  •
  The board of directors discusses valuations and determines the fair value of each investment in our portfolio without a readily available market quotation in good faith based on the input of our management and audit committee and independent valuation firms.

 DIVIDEND REINVESTMENT PLAN

              We have adopted a dividend reinvestment plan that provides for reinvestment of any distributions we declare in cash on behalf of our stockholders, unless a stockholder elects to receive cash as provided below. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not "opted out" of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash dividends.

              No action is required on the part of a registered stockholder to have their cash dividend reinvested in shares of our common stock. A registered stockholder may elect to receive an entire cash dividend in cash by notifying Computershare Trust Company, N.A., the plan administrator and an affiliate of our transfer agent and registrar, in writing so that such notice is received by the plan administrator no later than the record date fixed by the board of directors for dividends to stockholders. The plan administrator will set up an account for shares acquired through the dividend reinvestment plan for each stockholder who has not elected to receive dividends in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the dividend reinvestment plan, received in writing no later than 10 days prior to the record date, the plan administrator will, instead of crediting fractional shares to the participant's account, issue a check for any fractional share.

              Those stockholders whose shares are held by a broker or other financial intermediary may receive dividends in cash by notifying their broker or other financial intermediary of their election.

              While we generally use primarily newly issued shares to implement the dividend reinvestment plan (especially if our shares are trading at a premium to net asset value), we may purchase shares in the open market in connection with our obligations under the dividend reinvestment plan. In particular, if our shares are trading at a significant enough discount to net asset value and we are otherwise permitted under applicable law to purchase such shares, we intend to purchase shares in the open market in connection with our obligations under our dividend reinvestment plan. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the dividend payable to such stockholder by the market price per share of our common stock at the close of regular trading on The NASDAQ Global Select Market on the valuation date fixed by the board of directors for such dividend. Market price per share on that date will be the closing price for such shares on The NASDAQ Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the dividend cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.

              There are no brokerage charges or other charges to stockholders who participate in the dividend reinvestment plan. The plan administrator's fees under the plan are paid by us. If a participant elects by notice to the plan administrator in advance of termination to have the plan administrator sell part or all of the shares held by the plan administrator in the participant's account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15 transaction fee plus a $0.12 per share fee from the proceeds.

              Stockholders whose cash dividends are reinvested in shares of our common stock are subject to the same U.S. federal, state and local tax consequences as are stockholders who elect to receive their dividends in cash. A stockholder's basis for determining gain or loss upon the sale of stock received in a dividend from us will be equal to the total dollar amount of the dividend payable to the stockholder. Any stock received on reinvestment of a cash dividend will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder's account.

              Participants may terminate their accounts under the dividend reinvestment plan by notifying the plan administrator via its website at www.computershare.com/investor, by filling out the transaction request form located at bottom of their statement and sending it to the plan administrator at P.O Box 43078, Providence, RI 02940-3078 or by calling the plan administrator's hotline at 1-800-426-5523.

              The dividend reinvestment plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any dividend by us. All correspondence concerning the dividend reinvestment plan should be directed to the plan administrator via the Internet at www.computershare.com/investor, by mail at P.O Box 43078, Providence, RI 02940-3078 or by telephone at 1-800-426-5523.

              Additional information about the dividend reinvestment plan may be obtained by contacting the plan administrator via the Internet at www.computershare.com/investor, by mail at P.O Box 43078, Providence, RI 02940-3078 or by telephone at 1-800-426-5523.

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

              The following discussion is a general summary of certain material U.S. federal income tax considerations applicable to us and to an investment in shares of our preferred stock or common stock. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our preferred stock or common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, temporary and final U.S. Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS") regarding the offerings pursuant to this prospectus and any accompanying prospectus supplement. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets. It also does not discuss the tax aspects of common or preferred stock sold in units with the other securities being registered.

              This summary does not discuss the consequences of an investment in our subscription rights, debt securities or warrants representing rights to purchase shares of our preferred stock, common stock or debt securities or as units in combination with such securities. The U.S. federal income tax consequences of such an investment will be discussed in a relevant prospectus supplement. In addition, we may issue preferred stock with terms resulting in U.S. federal income taxation of holders with respect to such preferred stock in a manner different from as set forth in this summary. In such instances, such differences will be discussed in a relevant prospectus supplement.

              A "U.S. stockholder" is a beneficial owner of shares of our preferred stock or common stock that is for U.S. federal income tax purposes:

  •
  a citizen or individual resident of the United States;

  •
  a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

  •
  a trust, if a court within the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

              A "non-U.S. stockholder" is a beneficial owner of shares of our preferred stock or common stock that is not a U.S. stockholder, nor a partnership for U.S. federal income tax purposes.

              If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our preferred stock or common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partnership holding shares of our preferred stock or common stock or a partner of such a partnership should consult his, her or its tax advisers with respect to the purchase, ownership and disposition of shares of our preferred stock or common stock.

              Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisers regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

ELECTION TO BE TAXED AS A RIC

              As a BDC, we have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain income source and asset diversification requirements (as described below). In addition, we must distribute to our stockholders, for each taxable year, generally an amount equal to at least 90% of our "investment company taxable income," as defined by the Code (the "Annual Distribution Requirement"). See "Risk Factors—Risks Relating to Our Business—We may be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC."

TAXATION AS A RIC

              If we:

  •
  qualify as a RIC; and

  •
  satisfy the Annual Distribution Requirement;

then we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (generally, net long-term capital gain in excess of net short-term capital loss) we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

              We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years (collectively, the "Excise Tax Avoidance Requirement"). We have in the past, and can be expected to pay in the future, such excise tax on a portion of our income.

              To qualify as a RIC for U.S. federal income tax purposes, we generally must, among other things:

  •
  qualify to be treated as a BDC at all times during each taxable year;

  •
  derive in each taxable year at least 90% of our gross income from (a) dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities or other income derived with respect to our business of investing in such stock or securities or (b) net income derived from an interest in a "qualified publicly traded partnership, or "QPTP" (collectively, the "90% Income Test"); and

  •
  diversify our holdings so that at the end of each quarter of the taxable year:

    •
    at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs and other securities that, with respect to any issuer, do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

      •
      no more than 25% of the value of our assets is invested in the securities, other than U.S. Government securities or securities of other RICs, of (i) one issuer, (ii) two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more QPTPs (collectively, the "Diversification Tests").

              We may be required to recognize taxable income in circumstances in which we do not receive cash, such as income from hedging or foreign currency transactions. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement, even though we will not have received any corresponding cash amount.

              Furthermore, a portfolio company in which we invest may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such restructuring may result in unusable capital losses and future non-cash income. Any such restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90% Income Test, such as cancellation of indebtedness income in connection with the work-out of a leveraged investment or the receipt of other non-qualifying income.

              In addition, certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (a) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (b) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (c) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (d) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur and (e) adversely alter the characterization of certain complex financial transactions. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

              Gain or loss recognized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

              Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

              If we purchase shares in a "passive foreign investment company" (a "PFIC"), we may be subject to U.S. federal income tax on a portion of any "excess distribution" or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a "qualified electing fund" under the Code (a "QEF"), in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

              Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time we accrue income, expenses or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

              If we borrow money, we may be prevented by loan covenants from declaring and paying dividends in certain circumstances. Limits on our payment of dividends may prevent us from meeting the Annual Distribution Requirement, and may, therefore, jeopardize our qualification for taxation as a RIC, or subject us to the 4% excise tax.

              Even if we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements, under the Investment Company Act, we are not permitted to make distributions to our stockholders while our debt obligations and senior securities are outstanding unless certain "asset coverage" tests are met. This may also jeopardize our qualification for taxation as a RIC or subject us to the 4% excise tax.

              Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets to meet the Annual Distribution Requirement, the Diversification Tests, or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

              Some of the income and fees that we recognize, such as management fees or income recognized in a work-out or restructuring of a portfolio investment, may not satisfy the 90% Income Test. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may be required to recognize such income and fees through one or more entities treated as U.S. corporations for U.S. federal income tax purposes. While we would expect that recognizing such income through such corporations will assist us in satisfying the 90% Income Test, no assurance can be given that this structure will be respected for U.S. federal income tax purposes, which could result in our disqualification as a RIC. Even if the structure is respected, such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce the yield on such income and fees.

              If we fail to satisfy the Annual Distribution Requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, regardless of whether we make any distributions to our stockholders. In that case, all of our income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to our stockholders. In contrast, assuming we qualify as a RIC, our corporate-level U.S. federal income tax should be substantially reduced or eliminated. See "Election to be Taxed as a RIC" above and "Risk Factors—Risks Relating to Our Business—We may be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC."

              As a RIC, we are permitted to carry forward a net capital loss from any year to offset our capital gain, if any, realized during the eight years following the year of the loss. A capital loss carryforward is treated as a short-term capital loss in the year to which it is carried. If future capital gain is offset by carried-forward capital losses, such future capital gain is not subject to fund-level U.S. federal income tax, regardless of whether they are distributed to stockholders. Because of transactions we have undertaken and may undertake in the future, our ability to use capital loss carryforwards (and unrealized capital losses once realized) against future capital gains is significantly limited under Sections 382 and 384 of the Code. Accordingly, we do not expect to be able to use a material amount of such losses against such gains. We cannot carry back or carry forward any net operating losses.

              The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

TAXATION OF U.S. STOCKHOLDERS

              Whether an investment in the shares of our preferred stock or common stock is appropriate for a U.S. stockholder will depend upon that person's particular circumstances. An investment in the shares of our preferred stock or common stock by a U.S. stockholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of our preferred stock and common stock by taxable U.S. stockholders and not by U.S. stockholders that are generally exempt from U.S. federal income taxation. U.S. stockholders should consult their own tax advisors before investing in shares of our preferred stock or common stock.

              Distributions by us generally are taxable to U.S. stockholders as ordinary income or long-term capital gain. Distributions of our investment company taxable income (which is, generally, our ordinary income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current and accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock. Distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) properly designated by us as "capital gain dividends" will be taxable to a U.S. stockholder as long-term capital gain, at a maximum rate of 15% (for taxable years beginning before January 1, 2011) in the case of individuals, trusts or estates. This is true regardless of the U.S. stockholder's holding period for his, her or its preferred stock or common stock and regardless of whether the dividend is paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder's adjusted tax basis in such stockholder's preferred stock or common stock and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. stockholder. We have made distributions in excess of our earnings and profits and expect to continue to do so in the future.

              Our ordinary income dividends, but not capital gain dividends, paid to corporate U.S. stockholders may, if certain conditions are met, qualify for the 70% dividends received deduction to the extent that we have received dividends from certain corporations during the taxable year. We expect only a small portion of our dividends to qualify for this deduction.

              For taxable years beginning before January 1, 2011, to the extent distributions paid by us to U.S. stockholders that are individuals, trusts or estates are attributable to dividends from certain U.S. corporations and qualified foreign corporations and, appropriately designated, such distributions generally will be treated as "qualified dividend income." Accordingly, such distributions would be eligible for a maximum tax rate of 15% on net capital gain, provided that certain holding period requirements are met. In this regard, it is anticipated that only a small portion of distributions paid by us will be eligible for qualification as qualified dividend income.

              Although we currently intend to distribute any of our net capital gain at least annually, we may in the future decide to retain some or all of our net capital gain, but designate the retained amount as a "deemed distribution." In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder's tax basis for his, her or its preferred stock or common stock.

              Since we expect to pay tax on any retained net capital gain at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit would exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder's other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder's liability for U.S. federal income tax. A U.S. stockholder that is not subject to U.S. federal income tax or otherwise is not required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a "deemed distribution."

              We will be subject to the alternative minimum tax, also referred to as "AMT," but any items that are treated differently for AMT purposes must be apportioned between us and our stockholders and this may affect U.S. stockholders' AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued, such items will generally be apportioned in the same proportion that dividends paid to each stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless a different method for a particular item is warranted under the circumstances.

              For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

              We have the ability to declare a large portion of a dividend in shares of our stock. As long as a portion of such dividend is paid in cash (which portion can be as low as 10% for our taxable years ending on or before December 31, 2011) and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, our stockholders will be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of our stock. In general, any dividend on shares of our preferred stock will be taxable as a dividend, regardless of whether any portion is paid in stock.

              If an investor purchases shares of our preferred stock or common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment. We have built-up or have the potential to build up large amounts of unrealized gain which, when realized and distributed, could have the effect of a taxable return of capital to stockholders.

              A U.S. stockholder generally will recognize taxable gain or loss if the U.S. stockholder sells or otherwise disposes of his, her or its shares of our preferred stock or common stock. The amount of gain or loss will be measured by the difference between such stockholder's adjusted tax basis in the stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our preferred stock or common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our preferred stock or common stock may be disallowed if substantially identical stock or securities are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

              For taxable years beginning before January 1, 2011, in general, U.S. stockholders that are individuals, trusts or estates are subject to a maximum U.S. federal income tax rate of 15% on their net capital gain (generally, the excess of net long-term capital gain over net short-term capital loss for a taxable year, including a long-term capital gain derived from an investment in our shares). Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate that also applies to ordinary income. Non-corporate U.S. stockholders with net capital losses for a year (i.e., capital loss in excess of capital gain) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate U.S. stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

              We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder's taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year's distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 15% maximum rate). Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder's particular situation.

              We may be required to withhold U.S. federal income tax ("backup withholding"), currently at a rate of 28%, from all taxable distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual's taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder's U.S. federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the IRS.

              Under U.S. Treasury regulations, if a stockholder recognizes a loss with respect to shares of $2 million or more for a non-corporate stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on Form 8886. Direct stockholders of portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. Stockholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

TAXATION OF NON-U.S. STOCKHOLDERS

              Whether an investment in shares of our preferred stock or common stock is appropriate for a non-U.S. stockholder will depend upon that person's particular circumstances. An investment in shares of our preferred stock or common stock by a non-U.S. stockholder may have adverse tax consequences and, accordingly, may not be appropriate for a non-U.S. stockholder. Non-U.S. stockholders should consult their own tax advisors before investing in our preferred stock or common stock.

              Distributions of our investment company taxable income to non-U.S. stockholders will be subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as is provided by an applicable income tax treaty) to the extent of our current and accumulated earnings and profits unless an exception applies. If the distributions are effectively connected with a U.S. trade or business of the non-U.S. stockholder, or, if an income tax treaty applies, are attributable to a permanent establishment in the United States of the non-U.S. stockholder, distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. In that case, we will not be required to withhold U.S. federal income tax if the non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a non-U.S. stockholder that is a foreign trust and such entities are urged to consult their own tax advisors.

              In addition, with respect to certain distributions made to non-U.S. stockholders in our taxable years beginning before January 1, 2010, no withholding will be required and the distributions generally will not be subject to U.S. federal income tax if (a) the distributions are properly designated in a notice timely delivered to our stockholders as "interest related dividends" or "short-term capital gain dividends," (b) the distributions are derived from sources specified in the Code for such dividends and (c) certain other requirements are satisfied. If a non-U.S. stockholder holds our shares of preferred stock or common stock through a brokerage account, no assurance can be given that the exemptions to taxations described in this paragraph will apply. Furthermore, no assurance can be given that we would designate any of our distributions as interest-related dividends or short-term capital gain dividends even if we were permitted to do so.

              Actual or deemed distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) to a non-U.S. stockholder, and gains recognized by a non-U.S. stockholder upon the sale of our preferred stock or common stock, will not be subject to withholding of U.S. federal income tax and generally will not be subject to U.S. federal income tax (a) unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. stockholder in the United States or (b) the non-U.S. stockholder is an individual, has been present in the United States for 183 days or more during the taxable year, and certain other conditions are satisfied.

              If we distribute our net capital gain in the form of deemed rather than actual distributions (which we may do in the future), a non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. stockholder's allocable share of the tax we pay on the capital gain deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed), and gains recognized upon the sale of our preferred stock or common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or at a lower rate if provided for by an applicable income tax treaty).

              We have the ability to declare a large portion of a dividend in shares of our stock. As long as a portion of such dividend is paid in cash (which portion can be as low as 10% for our taxable years ending on or before December 31, 2011) and certain requirements are met, the entire distribution will be treated as a dividend for U.S. federal income tax purposes. As a result, our non-U.S. stockholders will be taxed on 100% of the dividend in the same manner as a cash dividend, even though most of the dividend was paid in shares of our stock. In general, any dividend on shares of our preferred stock will be taxable as a dividend, regardless of whether any portion is paid in stock.

              A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

FAILURE TO QUALIFY AS A RIC

              If we were unable to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders nor would we be required to make distributions for tax purposes. Distributions would generally be taxable to our stockholders as ordinary dividend income eligible for the 15% maximum rate (for taxable years beginning before January 1, 2011) to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate U.S. stockholders would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder's tax basis, and any remaining distributions would be treated as a capital gain. If we were to fail to meet the RIC requirements for more than two consecutive years and then to seek to requalify as a RIC, we would be required to recognize gain to the extent of any unrealized appreciation in our assets unless we made a special election to pay corporate-level tax on any such unrealized appreciation recognized during the succeeding 10-year period.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSIDERATIONS

              Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us.

 DESCRIPTION OF SECURITIES

              This prospectus contains a summary of the common stock, preferred stock, subscription rights, debt securities and warrants. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement will contain the material terms and conditions for each security.

              Any of the securities described herein and in a prospectus supplement may be issued separately or as part of a unit consisting of two or more securities, which may or may not be separable from one another.

DESCRIPTION OF OUR CAPITAL STOCK

              The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

STOCK

              Our authorized stock consists of 300,000,000 shares of stock, par value $0.001 per share, all of which are currently designated as common stock. Our common stock trades on The NASDAQ Global Select Market under the symbol "ARCC." On January 22, 2010, the last reported sales price of our common stock on The NASDAQ Global Select Market was $12.77 per share. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our indebtedness or obligations.

              Under our charter, our board of directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock and authorize the issuance of shares of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that the board of directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

              All shares of our common stock have equal rights as to earnings, assets, dividends and voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract.

              In the event of a liquidation, dissolution or winding up of the Company, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay off all indebtedness and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time.

              Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

              The following are our outstanding classes of capital stock as of January 15, 2010:

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Registrant or for its Account	(4) Amount Outstanding Exclusive of Amount Shown Under Column (3)
Common Stock	300,000,000	—	109,944,674

Preferred Stock

              Our charter authorizes our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the board of directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, our board of directors could authorize the issuance of shares of our preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

              You should note, however, that any issuance of preferred stock must comply with the requirements of the Investment Company Act. The Investment Company Act requires, among other things, that (a) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other indebtedness and senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be and (b) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more. Certain matters under the Investment Company Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a BDC. We believe that the availability for issuance of preferred stock may provide us with increased flexibility in structuring future financings and acquisitions.

LIMITATION ON LIABILITY OF DIRECTORS AND OFFICERS; INDEMNIFICATION AND ADVANCE OF EXPENSES

              Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision, which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act.

              Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the Investment Company Act, we will not indemnify any person for any liability to that such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

              In addition to the indemnification provided for in our bylaws, we have entered into indemnification agreements with each of our current directors and certain of our officers and with members of our investment adviser's investment committee and we intend to enter into indemnification agreements with each of our future directors, members of our investment committee and certain of our officers. The indemnification agreements attempt to provide these directors, officers and other persons the maximum indemnification permitted under Maryland law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities which such person may incur by reason of his or her status as a present or former director or officer or member of our investment adviser's investment committee in any action or proceeding arising out of the performance of such person's services as a present or former director or officer or member of our investment adviser's investment committee.

              Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (x) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (y) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

PROVISIONS OF THE MARYLAND GENERAL CORPORATION LAW AND OUR CHARTER AND BYLAWS

              The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

              Our board of directors is divided into three classes of directors serving staggered three-year terms, with the term of office of only one of the three classes expiring each year. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors helps to ensure the continuity and stability of our management and policies.

Election of Directors

              Our charter and bylaws provide that the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote in the election of directors will be required to elect a director. Pursuant to the charter, our board of directors may amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

              Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than four nor more than eight. Our charter sets forth our election, subject to certain requirements, to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the board of directors. Accordingly, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the Investment Company Act.

              Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

Action by Stockholders

              Under the Maryland General Corporation Law and our charter, stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written or electronically transmitted consent instead of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

              Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the board of directors or (c) by a stockholder who is a stockholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (a) by or at the direction of the board of directors or (b) provided that the special meeting has been called in accordance with the bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the advance notice required by the bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

              The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

              Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

              Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. See "Risk Factors—Risks Relating to Offerings Pursuant to this Prospectus—Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock." However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by at least two-thirds of our continuing directors (in addition to approval by our board of directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The "continuing directors" are defined in our charter as our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the board of directors.

              Our charter and bylaws provide that the board of directors will have the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

No Appraisal Rights

              Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of our board of directors determines that such rights will apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Control Share Acquisitions

              The Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

  •
  one-tenth or more but less than one-third;

  •
  one-third or more but less than a majority; or

  •
  a majority or more of all voting power.

              The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

              A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

              If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the Investment Company Act, which will prohibit any such repurchase other than in limited circumstances. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

              The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

              Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. Such provision could also be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests based on our determination that our being subject to the Control Share Acquisition Act does not conflict with the Investment Company Act.

Business Combinations

              Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

  •
  any person who beneficially owns 10% or more of the voting power of the corporation's outstanding voting stock; or

  •
  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

              A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

              After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

  •
  80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

  •
  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

              These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

              The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not "interested persons" of the Company as defined in Section 2(a)(19) of the Investment Company Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with the Investment Company Act

              Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the Investment Company Act, the applicable provision of the Investment Company Act will control.

 SALES OF COMMON STOCK BELOW NET ASSET VALUE

              At our 2009 Annual Stockholders Meeting, our stockholders approved our ability to sell or otherwise issue shares of our common stock, not exceeding 25% of our outstanding common stock at the time of such issuance, at a price below the then current net asset value per share during a period beginning on May 4, 2009 and expiring on the earlier of the anniversary of the date of the 2009 Annual Stockholders Meeting and the date of our 2010 Annual Stockholders Meeting, which is expected to be held in May 2010.

              In order to sell shares of common stock pursuant to this authorization, no further authorization from our stockholders has to be solicited, but a majority of our directors who have no financial interest in the sale and a majority of our independent directors must (a) find that the sale is in our best interests and in the best interests of our stockholders and (b) in consultation with any underwriter or underwriters of the offering, make a good faith determination as of a time either immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares of common stock, or immediately prior to the issuance of such common stock, that the price at which such shares of common stock are to be sold is not less than a price which closely approximates the market value of those shares of common stock, less any distributing commission or discount.

              On August 19, 2009, we closed an underwritten public offering of 12,439,908 shares of our common stock (including 1,439,908 shares pursuant to the exercise by the underwriters of their overallotment option) at a price per share of $9.25 to the public, which was a price below the then current net asset value per share.

              Any offering of common stock below its net asset value per share will be designed to raise capital for investment in accordance with our investment objective.

              In making a determination that an offering of common stock below its net asset value per share is in our and our stockholders' best interests, our board of directors will consider a variety of factors including:

  •
  the effect that an offering below net asset value per share would have on our stockholders, including the potential dilution to the net asset value per share of our common stock our stockholders would experience as a result of the offering;

  •
  the amount per share by which the offering price per share and the net proceeds per share are less than our most recently determined net asset value per share;

  •
  the relationship of recent market prices of par common stock to net asset value per share and the potential impact of the offering on the market price per share of our common stock;

  •
  whether the estimated offering price would closely approximate the market value of shares of our common stock;

  •
  the potential market impact of being able to raise capital during the current financial market difficulties;

  •
  the nature of any new investors anticipated to acquire shares of our common stock in the offering;

  •
  the anticipated rate of return on and quality, type and availability of investments; and

  •
  the leverage available to us.

              Our board of directors will also consider the fact that sales of shares of common stock at a discount will benefit our investment adviser as the investment adviser will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other of our securities or from the offering of common stock at premium to net asset value per share.

              We will not sell shares of our common stock under this prospectus or an accompanying prospectus supplement pursuant to the Stockholder Approval without first filing a new post-effective amendment to the registration statement if the cumulative dilution to our net asset value per share from offerings under the registration statement, as amended by this post-effective amendment, exceeds 15%. This would be measured separately for each offering pursuant to the registration statement, as amended by this post-effective amendment, by calculating the percentage dilution or accretion to aggregate net asset value from that offering and then summing the percentage from each offering. For example, if our most recently determined net asset value per share at the time of the first offering is $15.00 and we have 30 million shares of common stock outstanding, the sale of 6 million shares of common stock at net proceeds to us of $7.50 per share (a 50% discount) would produce dilution of 8.33%. If we subsequently determined that our net asset value per share increased to $15.75 on the then 36 million shares of common stock outstanding and then made an additional offering, we could, for example, sell approximately an additional 7.2 million shares of common stock at net proceeds to us of $9.45 per share, which would produce dilution of 6.67%, before we would reach the aggregate 15% limit.

              Sales by us of our common stock at a discount from net asset value per share pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering. Any sale of common stock at a price below net asset value per share would result in an immediate dilution to existing common stockholders who do not participate in such sale on at least a pro-rata basis. See "Risk Factors—Risks Relating to Offerings Pursuant to this Prospectus—The net asset value per share of our common stock may be diluted if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or securities to subscribe for or convertible into shares of our common stock."

              The following three headings and accompanying tables explain and provide hypothetical examples on the impact of an offering of our common stock at a price less than net asset value per share on three different types of investors:

  •
  existing stockholders who do not purchase any shares in the offering;

  •
  existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and

  •
  new investors who become stockholders by purchasing shares in the offering.

Impact On Existing Stockholders Who Do Not Participate in the Offering

              Our current stockholders who do not participate in an offering below net asset value per share or who do not buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate dilution in the net asset value of the shares of common stock they hold and their net asset value per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to such offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in net asset value per share. This decrease could be more pronounced as the size of the offering and level of discounts increases. Further, if current stockholders do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then current net asset value, their voting power will be diluted.

              The following chart illustrates the level of net asset value dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from net asset value per share. It is not possible to predict the level of market price decline that may occur.

              The examples assume that the issuer has 30 million shares outstanding, $600 million in total assets and $150 million in total liabilities. The current net asset value and net asset value per share are thus $450 million and $15.00. The chart illustrates the dilutive effect on Stockholder A of (a) an offering of 1.5 million shares of common stock (5% of the outstanding shares) at $14.25 per share after offering expenses and commissions (a 5% discount from net asset value), (b) an offering of 3 million shares of common stock (10% of the outstanding shares) at $13.50 per share after offering expenses and commissions (a 10% discount from net asset value) and (c) an offering of 6 million shares of common stock (20% of the outstanding shares) at $12.00 per share after offering expenses and commissions (a 20% discount from net asset value). The prospectus supplement pursuant to which any discounted offering is made will include a chart based on the actual number of shares of common stock in such offering and the actual discount to the most recently determined net asset value. It is not possible to predict the level of market price decline that may occur.

		Example 1			Example 2		Example 3
		5% Offering at 5% Discount			10% Offering at 10% Discount		20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale		% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public		$15.00		—	$14.21	—	$12.63	—
Net Proceeds per Share to Issuer		$14.25		—	$13.50	—	$12.00	—
Decrease to Net Asset Value
Total Shares Outstanding	30,000,000	31,500,000		5.00%	33,000,000	10.00%	36,000,000	20.00%
Net Asset Value per Share	$15.00	$14.96		(0.24)%	$14.86	(0.91)%	$14.50	(3.33)%
Dilution to Nonparticipating Stockholder
Shares Held by Stockholder A	30,000	30,000		0.00%	30,000	0.00%	30,000	0.00%
Percentage Held by Stockholder A	0.10%	0.10	%(1)	(4.76)%	0.09%	(9.09)%	0.08%	(16.67)%
Total Net Asset Value Held by Stockholder A	$450,000	$448,929		(0.24)%	$445,909	(0.91)%	$435,000	(3.33)%
Total Investment by Stockholder A (Assumed to Be $15.00 per Share)	$450,000	$450,000			$450,000		$450,000
Total Dilution to Stockholder A (Total Net Asset Value Less Total Investment)		$(1,071)			$(4,091)		$(15,000)
Investment per Share Held by Stockholder A (Assumed to be $15.00 per Share on Shares Held Prior to Sale)	$15.00	$15.00		0.00%	$15.00	0.00%	$15.00	0.00%
Net Asset Value per Share Held by Stockholder A		$14.96			$14.86		$14.50
Dilution per Share Held by Stockholder A (Net Asset Value per Share Less Investment per Share)		$(0.04)			$(0.14)		$(0.50)
Percentage Dilution to Stockholder A (Dilution per Share Divided by Investment per Share)				(0.24)%		(0.91)%		(3.33)%

(1)
To be carried out to the third decimal place.

Impact On Existing Stockholders Who Do Participate in the Offering

              Our existing stockholders who participate in an offering below net asset value per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of net asset value dilution as the nonparticipating stockholders, although at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in shares of our common stock immediately prior to the offering. The level of net asset value dilution will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than such percentage will experience net asset value dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience accretion in net asset value per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to such offering. The level of accretion will increase as the excess number of shares such stockholder purchases increases. Even a stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience net asset value dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in net asset value per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

              The following chart illustrates the level of dilution and accretion in the hypothetical 20% discount offering from the prior chart (Example 3) for a stockholder that acquires shares equal to (a) 50% of its proportionate share of the offering (i.e., 3,000 shares, which is 0.05% of an offering of 6 million shares) rather than its 0.10% proportionate share and (b) 150% of such percentage (i.e. 9,000 shares, which is 0.15% of an offering of 6 million shares rather than its 0.10% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined net asset value per share. It is not possible to predict the level of market price decline that may occur.

		50% Participation		150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public		$12.63		$12.63
Net Proceeds per Share to Issuer		$12.00		$12.00
Decrease/Increase to Net Asset Value
Total Shares Outstanding	30,000,000	36,000,000	20%	36,000,000	20%
Net Asset Value per Share	$15.00	$14.50	(3.33)%	$14.50	(3.33)%
Dilution/Accretion to Participating Stockholder Shares Held by Stockholder A	30,000	33,000	10%	39,000	30%
Percentage Held by Stockholder A	0.10%	0.09%	(8.33)%	0.11%	8.33%
Total Net Asset Value Held by Stockholder A	$450,000	$478,500	6.33%	$565,500	25.67%
Total Investment by Stockholder A (Assumed to be $15.00 per Share on Shares Held Prior to Sale)		$487,895		$563,684
Total Dilution/Accretion to Stockholder A (Total Net Asset Value Less Total Investment)		$(9,395)		$1,816
Investment per Share Held by Stockholder A (Assumed to Be $15.00 on Shares Held Prior to Sale)	$15.00	$14.78	(1.44)%	$14.45	(3.64)%
Net Asset Value per Share Held by Stockholder A		$14.50		$14.50
Dilution/Accretion per Share Held by Stockholder A (Net Asset Value per Share Less Investment per Share)		$(0.28)		$0.05	0.40%
Percentage Dilution/Accretion to Stockholder A (Dilution per Share Divided by Investment per Share)			(1.96)%		0.32%

Impact On New Investors

              Investors who are not currently stockholders and who participate in an offering of shares of our common stock below net asset value, but whose investment per share is greater than the resulting net asset value per share due to selling compensation and expenses paid by the Company, will experience an immediate decrease, although small, in the net asset value of their shares and their net asset value per share compared to the price they pay for their shares. Investors who are not currently stockholders and who participate in an offering of shares of our common stock below net asset value per share and whose investment per share is also less than the resulting net asset value per share due to selling compensation and expenses paid by the Company being significantly less than the discount per share, will experience an immediate increase in the net asset value of their shares and their net asset value per share compared to the price they pay for their shares. These investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to such offering. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in net asset value per share. This decrease could be more pronounced as the size of the offering and level of discounts increases.

              The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same hypothetical 5%, 10% and 20% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (0.10%) of the shares in the offering as Stockholder A in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined net asset value per share. It is not possible to predict the level of market price decline that may occur.

		Example 1		Example 2		Example 3
		5% Offering at 5% Discount		10% Offering at 10% Discount		20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public		$15.00		$14.21		$12.63
Net Proceeds per Share to Issuer		$14.25		$13.50		$12.00
Decrease/Increase to Net Asset Value
Total Shares Outstanding	30,000,000	31,500,000	5%	33,000,000	10%	36,000,000	20%
Net Asset Value per Share	$15.00	$14.96	(0.24)%	$14.86	(0.91)%	$14.50	(3.33)%
Dilution/Accretion to New Investor A
Shares Held by Investor A	0	1,500		3,000		6,000
Percentage Held by Investor A	0.00%	0.00%		0.01%		0.02%
Total Net Asset Value Held by Investor A	$0	$22,446		$44,591		$87,000
Total Investment by Investor A (At Price to Public)		$22,500		$42,632		$75,789
Total Dilution/Accretion to Investor A (Total Net Asset Value Less Total Investment)		$(54)		$1,959		$11,211
Investment per Share Held by Investor A	$0	$15.00		$14.21		$12.63
Net Asset Value per Share Held by Investor A		$14.96		$14.86		$14.50
Dilution/Accretion per Share Held by Investor A (Net Asset Value per Share Less Investment per Share)		$(0.04)		$0.65		$1.87
Percentage Dilution/Accretion to Investor A (Dilution per Share Divided by Investment per Share)			(0.24)%		4.60%		14.79%

 ISSUANCE OF WARRANTS OR SECURITIES TO SUBSCRIBE
FOR OR CONVERTIBLE INTO SHARES OF OUR COMMON STOCK

              At our 2009 Annual Stockholders Meeting, our stockholders also approved our ability to sell or otherwise issue warrants or securities to subscribe for or convertible into shares of our common stock, not exceeding 25% of our then outstanding common stock, at an exercise or conversion price that, at the date of issuance, will not be less than the greater of the market value per share of our common stock and the net asset value per share of our common stock. Any exercise of warrants or securities to subscribe for or convertible into shares of our common stock at an exercise or conversion price that is below net asset value at the time of such exercise or conversion would result in an immediate dilution to existing common stockholders. This dilution would include reduction in net asset value as a result of the proportionately greater decrease in the stockholders' interest in our earnings and assets and their voting interest than the increase in our assets resulting from such offering.

              As a result of obtaining this authorization, in order to sell or otherwise issue such securities, (a) the exercise, conversion or subscription rights in such securities must expire by their terms within 10 years, (b) with respect to any warrants, options or rights to subscribe or convert to our common stock that are issued along with other securities, such warrants, options or rights must not be separately transferable, (c) the exercise or conversion price of such securities must not be less than the greater of the market value per share of our common stock and the net asset value per share of our common stock at the date of issuance of such securities, (d) the issuance of such securities must be approved by a majority of the board of directors who have no financial interest in the transaction and a majority of the non-interested directors on the basis that such issuance is in the best interests of the Company and its stockholders and (e) the number of shares of our common stock that would result from the exercise or conversion of such securities and all other securities convertible, exercisable or exchangeable into shares of our common stock outstanding at the time of issuance of such securities must not exceed 25% of our outstanding common stock at such time.

              We could also sell shares of common stock below net asset value per share in certain other circumstances, including through subscription rights issued in rights offerings. See "Description of Our Subscription Rights" and "Risk Factors—Risks Relating to Offerings Pursuant to this Prospectus—Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares."

 DESCRIPTION OF OUR PREFERRED STOCK

              In addition to shares of common stock, our charter authorizes the issuance of preferred stock. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. We may issue preferred stock from time to time in one or more classes or series, without stockholder approval. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Any such an issuance must adhere to the requirements of the Investment Company Act, Maryland law and any other limitations imposed by law.

              The Investment Company Act currently requires, among other things, that (a) immediately after issuance and before any distribution is made with respect to common stock, the liquidation preference of the preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets (taking into account such distribution), (b) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more and (c) such class of stock have complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.

              For any series of preferred stock that we may issue, our board of directors will determine and the articles supplementary and the prospectus supplement relating to such series will describe:

  •
  the designation and number of shares of such series;

  •
  the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, as well as whether such dividends are participating or non-participating;

  •
  any provisions relating to convertibility or exchangeability of the shares of such series;

  •
  the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

  •
  the voting powers, if any, of the holders of shares of such series;

  •
  any provisions relating to the redemption of the shares of such series;

  •
  any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

  •
  any conditions or restrictions on our ability to issue additional shares of such series or other securities;

  •
  if applicable, a discussion of certain U.S. federal income tax considerations; and

  •
  any other relative powers, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

              All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which dividends, if any, thereon will be cumulative.

 DESCRIPTION OF OUR SUBSCRIPTION RIGHTS

GENERAL

              We may issue subscription rights to our stockholders to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering.

              The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

  •
  the period of time the offering would remain open (which shall be open a minimum number of days such that all record holders would be eligible to participate in the offering and shall not be open longer than 120 days);

  •
  the title of such subscription rights;

  •
  the exercise price for such subscription rights (or method of calculation thereof);

  •
  the ratio of the offering (which, in the case of transferable rights, will require a minimum of three shares to be held of record before a person is entitled to purchase an additional share);

  •
  the number of such subscription rights issued to each stockholder;

  •
  the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;

  •
  if applicable, a discussion of the material U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

  •
  the date on which the right to exercise such subscription rights shall commence, and the date on which such right shall expire (subject to any extension);

  •
  the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;

  •
  any termination right we may have in connection with such subscription rights offering; and

  •
  any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

EXERCISE OF SUBSCRIPTION RIGHTS

              Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void.

              Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement we will forward, as soon as practicable, the shares of common stock purchasable upon such exercise. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.

 DESCRIPTION OF OUR WARRANTS

              The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

              We may issue warrants to purchase shares of our common stock, preferred stock or debt securities. Such warrants may be issued independently or together with shares of common stock, preferred stock or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

              A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

  •
  the title of such warrants;

  •
  the aggregate number of such warrants;

  •
  the price or prices at which such warrants will be issued;

  •
  the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

  •
  if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

  •
  in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;

  •
  in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

  •
  the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

  •
  whether such warrants will be issued in registered form or bearer form;

  •
  if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

  •
  if applicable, the date on and after which such warrants and the related securities will be separately transferable;

  •
  information with respect to book-entry procedures, if any;

  •
  the terms of the securities issuable upon exercise of the warrants;

  •
  if applicable, a discussion of certain U.S. federal income tax considerations; and

  •
  any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

              We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

              Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

              Under the Investment Company Act, we may generally only offer warrants provided that (a) the warrants expire by their terms within ten years, (b) the exercise or conversion price is not less than the current market value at the date of issuance, (c) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of Ares Capital and its stockholders and (d) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The Investment Company Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of our outstanding voting securities.

 DESCRIPTION OF OUR DEBT SECURITIES

              We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

              As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an "indenture." An indenture is a contract between us and U.S. Bank National Association, a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under "Events of Default—Remedies if an Event of Default Occurs." Second, the trustee performs certain administrative duties for us.

              Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. For example, in this section, we use capitalized words to signify terms that are specifically defined in the indenture. Some of the definitions are repeated in this prospectus, but for the rest you will need to read the indenture. We have filed the form of the indenture with the SEC. See "Available Information" for information on how to obtain a copy of the indenture.

              The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered, including, among other things:

  •
  the designation or title of the series of debt securities;

  •
  the total principal amount of the series of debt securities;

  •
  the percentage of the principal amount at which the series of debt securities will be offered;

  •
  the date or dates on which principal will be payable;

  •
  the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

  •
  the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

  •
  the terms for redemption, extension or early repayment, if any;

  •
  the currencies in which the series of debt securities are issued and payable;

  •
  whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

  •
  the place or places, if any, other than or in addition to The City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

  •
  the denominations in which the offered debt securities will be issued;

  •
  the provision for any sinking fund;

  •
  any restrictive covenants;

  •
  any Events of Default;

  •
  whether the series of debt securities are issuable in certificated form;

  •
  any provisions for defeasance or covenant defeasance;

  •
  any special U.S. federal income tax implications, including, if applicable, U.S. federal income tax considerations relating to original issue discount;

  •
  whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

  •
  any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

  •
  whether the debt securities are subject to subordination and the terms of such subordination;

  •
  the listing, if any, on a securities exchange; and

  •
  any other terms.

              The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

              We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the Investment Company Act, is at least equal to 200% immediately after each such issuance. In addition, while any indebtedness and senior securities remain outstanding, we must make provisions to prohibit the distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. Specifically, we may be precluded from declaring dividends or repurchasing shares of our common stock unless our asset coverage is at least 200%. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see "Risk Factors—Risks Relating to Our Business—Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital."

GENERAL

              The indenture provides that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement ("offered debt securities") and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities ("underlying debt securities"), may be issued under the indenture in one or more series.

              For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.

              The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the "indenture securities." The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See "Resignation of Trustee" below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term "indenture securities" means the one or more series of debt securities with respect to which each respective trustee is acting.

In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

              The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

              We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

              We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

              We expect that we will usually issue debt securities in book entry only form represented by global securities.

CONVERSION AND EXCHANGE

              If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

PAYMENT AND PAYING AGENTS

              We will pay interest to the person listed in the applicable trustee's records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the "record date." Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called "accrued interest."

Payments on Global Securities

              We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder's right to those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated Securities

              We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee's records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, NY and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

              Alternatively, if the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment When Offices Are Closed

              If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

              Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

EVENTS OF DEFAULT

              You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

              The term "Event of Default" in respect of the debt securities of your series means any of the following (unless the prospectus supplement relating to such debt securities states otherwise):

  •
  We do not pay the principal of, or any premium on, a debt security of the series on its due date, and do not cure this default within 5 days.

  •
  We do not pay interest on a debt security of the series when due, and such default is not cured within 30 days.

  •
  We do not deposit any sinking fund payment in respect of debt securities of the series on its due date, and do not cure this default within 5 days.

  •
  We remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series.

  •
  We file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days.

  •
  On the last business day of each of twenty-four consecutive calendar months, we have an asset coverage of less than 100%.

  •
  Any other Event of Default in respect of debt securities of the series described in the applicable prospectus supplement occurs.

              An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

              If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series.

              The trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an "indemnity"). (Section 315 of the Trust Indenture Act of 1939) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

              Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

  •
  You must give your trustee written notice that an Event of Default has occurred and remains uncured.

  •
  The holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

  •
  The trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

  •
  The holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during that 60 day period.

              However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

              Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

  •
  the payment of principal, any premium or interest; or

  •
  in respect of a covenant that cannot be modified or amended without the consent of each holder.

              Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

              Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

MERGER OR CONSOLIDATION

              Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, unless the prospectus supplement relating to certain debt securities states otherwise, we may not take any of these actions unless all the following conditions are met:

  •
  Where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the debt securities.

  •
  Immediately after giving effect to such transaction, no Default or Event of Default shall have happened and be continuing.

  •
  Under the indenture, no merger or sale of assets may be made if as a result any of our property or assets or any property or assets of one of our subsidiaries, if any, would become subject to any mortgage, lien or other encumbrance unless either (a) the mortgage, lien or other encumbrance could be created pursuant to the limitation on liens covenant in the indenture without equally and ratably securing the indenture securities or (b) the indenture securities are secured equally and ratably with or prior to the debt secured by the mortgage, lien or other encumbrance.

  •
  We must deliver certain certificates and documents to the trustee.

  •
  We must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

MODIFICATION OR WAIVER

              There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

              First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

  •
  change the stated maturity of the principal of or interest on a debt security;

  •
  reduce any amounts due on a debt security;

  •
  reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

  •
  adversely affect any right of repayment at the holder's option;

  •
  change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;

  •
  impair your right to sue for payment;

  •
  adversely affect any right to convert or exchange a debt security in accordance with its terms;

  •
  modify the subordination provisions in the indenture in a manner that is adverse to holders of the debt securities;

  •
  reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

  •
  reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

  •
  modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

  •
  change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

              The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

              Any other change to the indenture and the debt securities would require the following approval:

  •
  If the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series.

  •
  If the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

              The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under "—Changes Requiring Your Approval."

Further Details Concerning Voting

              When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

  •
  For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default.

  •
  For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

  •
  For debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

              Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under "Defeasance—Full Defeasance."

              We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

              Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

DEFEASANCE

              The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

              Under current United States federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions described under "Indenture Provisions—Subordination" below. In order to achieve covenant defeasance, we must do the following:

  •
  If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  •
  We must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity.

              We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the Investment Company Act, as amended, and a legal opinion and officers' certificate stating that all conditions precedent to covenant defeasance have been complied with.

              If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

              If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called "full defeasance") if we put in place the following other arrangements for you to be repaid:

  •
  If the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

  •
  We must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit.

  •
  We must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the Investment Company Act, as amended, and a legal opinion and officers' certificate stating that all conditions precedent to defeasance have been complied with.

              If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If applicable, you would also be released from the subordination provisions described later under "Indenture Provisions—Subordination."

FORM, EXCHANGE AND TRANSFER OF CERTIFICATED REGISTERED SECURITIES

              Holders may exchange their certificated securities, if any, for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

              Holders may exchange or transfer their certificated securities, if any, at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

              Holders will not be required to pay a service charge to transfer or exchange their certificated securities, if any, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder's proof of legal ownership.

              If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

              If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

RESIGNATION OF TRUSTEE

              Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

INDENTURE PROVISIONS—SUBORDINATION

              Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money's worth.

              In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

              By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

              Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

  •
  our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed (other than indenture securities issued under the indenture and denominated as subordinated debt securities), unless in the instrument creating or evidencing the same or under which the same is outstanding it is provided that this indebtedness is not senior or prior in right of payment to the subordinated debt securities, and

  •
  renewals, extensions, modifications and refinancings of any of this indebtedness.

              If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness outstanding as of a recent date.

THE TRUSTEE UNDER THE INDENTURE

              U.S. Bank National Association will serve as the trustee under the indenture.

CERTAIN CONSIDERATIONS RELATING TO FOREIGN CURRENCIES

              Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

BOOK-ENTRY DEBT SECURITIES

              DTC will act as securities depository for the debt securities. The debt securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered certificate will be issued for the debt securities, in the aggregate principal amount of such issue, and will be deposited with DTC.

              DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC").

              DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has Standard & Poor's highest rating: AAA. The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

              Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

              To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

              Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

              Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

              Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

              Redemption proceeds, distributions, and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC nor its nominee, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the trustee, but disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

              DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to us or to the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificates are required to be printed and delivered. We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificates will be printed and delivered to DTC.

              The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

 REGULATION

              We have elected to be regulated as a BDC under the Investment Company Act and have elected to be treated as a RIC under Subchapter M of the Code. As with other companies regulated by the Investment Company Act, a BDC must adhere to certain substantive regulatory requirements. The Investment Company Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and certain affiliates of those affiliates or underwriters. Among other things, we cannot invest in any portfolio company in which any of the funds managed by Ares currently has an investment (although we may co-invest on a concurrent basis with other funds managed by Ares, subject to compliance with existing regulatory guidance, applicable regulations and our allocation procedures). Some of these co-investments would only be permitted pursuant to an exemptive order from the SEC. We have applied for an exemptive order from the SEC that would permit us to co-invest with funds managed by Ares Capital Management. Any such order will be subject to certain terms and conditions. There is no assurance that the application for exemptive relief will be granted by the SEC. Accordingly, we cannot assure you that we will be permitted to co-invest with funds managed by Ares. See "Risk Factors—Risks Relating to Our Business—We may not replicate Ares' historical success and our ability to enter into transactions with Ares and our other affiliates is restricted." The Investment Company Act also requires that a majority of the directors be persons other than "interested persons," as that term is defined in the Investment Company Act. In addition, the Investment Company Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless that change is approved by a majority of our outstanding voting securities. Under the Investment Company Act, the vote of holders of a majority of outstanding voting securities means the vote of the holders of the lesser of: (a) 67% or more of the outstanding shares of our common stock present at a meeting or represented by proxy if holders of more than 50% of the shares of our common stock are present or represented by proxy or (b) more than 50% of the outstanding shares of our common stock.

              We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an "underwriter" as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate and currency fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investment. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the Investment Company Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any investment company (as defined in the Investment Company Act), invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of investment companies in the aggregate. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of these are fundamental policies, and they may be changed without stockholder approval.

QUALIFYING ASSETS

              A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) below. Thus, under the Investment Company Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the Investment Company Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company's total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

  (1)
  Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions):

  (a)
  is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the Investment Company Act as any issuer that:

  (i)
  is organized under the laws of, and has its principal place of business in, the United States;

  (ii)
  is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the Investment Company Act; and

  (iii)
  does not have any class of securities listed on a national securities exchange;

  (b)
  is a company that meets the requirements of (a)(i) and (ii) above, but is not an eligible portfolio company because it has issued a class of securities on a national securities exchange, if:

  (i)
  at the time of the purchase, we own at least 50% of the (x) greatest number of equity securities of such issuer and securities convertible into or exchangeable for such securities; and (y) the greatest amount of debt securities of such issuer, held by us at any point in time during the period when such issuer was an eligible portfolio company; and

  (ii)
  we are one of the 20 largest holders of record of such issuer's outstanding voting securities; or

  (c)
  is a company that meets the requirements of (a)(i) and (ii) above, but is not an eligible portfolio company because it has issued a class of securities on a national securities exchange, if the aggregate market value of such company's outstanding voting and non-voting common equity is less than $250.0 million.

  (2)
  Securities of any eligible portfolio company that we control.

  (3)
  Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

  (4)
  Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

  (5)
  Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

  (6)
  Cash, cash items, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

MANAGERIAL ASSISTANCE TO PORTFOLIO COMPANIES

              In order to count portfolio securities as qualifying assets for the purpose of the 70% test discussed above under "Qualifying Assets," the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance (as long as the BDC itself does not make available significant managerial assistance solely in this fashion). Making available managerial assistance means, among other things, exercising control over the management or policies of the portfolio company or any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if the offer is accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

TEMPORARY INVESTMENTS

              Pending investment in other types of "qualifying assets," as described above, our investments may consist of cash, cash items, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as "temporary investments," so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests in order to qualify as a RIC. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our investment adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

INDEBTEDNESS AND SENIOR SECURITIES

              We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the Investment Company Act, is at least equal to 200% immediately after each such issuance. In addition, while any indebtedness and senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. Specifically, we may be precluded from declaring dividends or repurchasing shares of our common stock unless our asset coverage is at least 200%. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see "Risk Factors—Risks Relating to Our Business—Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital."

CODE OF ETHICS

              We and Ares Capital Management have each adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code's requirements. Our code of ethics is filed as an exhibit to our registration statement of which this prospectus is a part. For information on how to obtain a copy of the code of ethics, see "Available Information."

PROXY VOTING POLICIES AND PROCEDURES

              SEC-registered advisers that have the authority to vote (client) proxies (which authority may be implied from a general grant of investment discretion) are required to adopt policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interests of its clients. Registered advisers also must maintain certain records on proxy voting. In most cases, we invest in securities that do not generally entitle it to voting rights in its portfolio companies. When we do have voting rights, we delegate the exercise of such rights to Ares Capital Management. Ares Capital Management's proxy voting policies and procedures are summarized below:

              In determining how to vote, officers of our investment adviser consult with each other and other investment professionals of Ares, taking into account our and our investors' interests as well as any potential conflicts of interest. Our investment adviser consults with legal counsel to identify potential conflicts of interest. Where a potential conflict of interest exists, our investment adviser may, if it so elects, resolve it by following the recommendation of a disinterested third party, by seeking the direction of the independent directors of the Company or, in extreme cases, by abstaining from voting. While our investment adviser may retain an outside service to provide voting recommendations and to assist in analyzing votes, our investment adviser will not delegate its voting authority to any third party.

              An officer of Ares Capital Management keeps a written record of how all such proxies are voted. Our investment adviser retains records of (a) proxy voting policies and procedures, (b) all proxy statements received (or it may rely on proxy statements filed on the SEC's EDGAR system in lieu thereof), (c) all votes cast, (d) investor requests for voting information and (e) any specific documents prepared or received in connection with a decision on a proxy vote. If it uses an outside service, our investment adviser may rely on such service to maintain copies of proxy statements and records, so long as such service will provide a copy of such documents promptly upon request.

              Our investment adviser's proxy voting policies are not exhaustive and are designed to be responsive to the wide range of issues that may be subject to a proxy vote. In general, our investment adviser votes our proxies in accordance with these guidelines unless: (a) it has determined otherwise due to the specific and unusual facts and circumstances with respect to a particular vote, (b) the subject matter of the vote is not covered by these guidelines, (c) a material conflict of interest is present or (d) we find it necessary to vote contrary to our general guidelines to maximize stockholder value or the best interests of Ares Capital. In reviewing proxy issues, our investment adviser generally uses the following guidelines:

              Elections of Directors:    In general, our investment adviser will vote in favor of the management-proposed slate of directors. If there is a proxy fight for seats on a portfolio company's board of directors, or our investment adviser determines that there are other compelling reasons for withholding our vote, it will determine the appropriate vote on the matter. Our investment adviser may withhold votes for directors when it (a) believes a direct conflict of interest exists between the interests of the director and the stockholders, (b) concludes that the actions of the director are unlawful, unethical or negligent or (c) believes the board is entrenched in or dealing inadequately with performance problems, and/or acting with insufficient independence between the board and management. Finally, our investment adviser may withhold votes for directors of non-U.S. issuers where there is insufficient information about the nominees disclosed in the proxy statement.

              Appointment of Auditors:    We believe that a portfolio company remains in the best position to choose its independent auditors and our investment adviser will generally support management's recommendation in this regard.

              Changes in Capital Structure:    Changes in a portfolio company's charter or bylaws may be required by state or federal regulation. In general, our investment adviser will cast our votes in accordance with the management on such proposals. However, our investment adviser will consider carefully any proposal regarding a change in corporate structure that is not required by state or federal regulation.

              Corporate Restructurings, Mergers and Acquisitions:    We believe proxy votes dealing with corporate reorganizations are an extension of the investment decision. Accordingly, our investment adviser will analyze such proposals on a case-by-case basis and vote in accordance with its perception of our interests.

              Proposals Affecting Stockholder Rights:    We will generally vote in favor of proposals that give stockholders a greater voice in the affairs of a portfolio company and oppose any measure that seeks to limit such rights. However, when analyzing such proposals, our investment adviser will balance the financial impact of the proposal against any impairment of stockholder rights as well as of our investment in the portfolio company.

              Corporate Governance:    We recognize the importance of good corporate governance. Accordingly, our investment adviser will generally favor proposals that promote transparency and accountability within a portfolio company.

              Anti-Takeover Measures:    Our investment adviser will evaluate, on a case-by-case basis, any proposals regarding anti-takeover measures to determine the measure's likely effect on stockholder value dilution.

              Stock Splits:    Our investment adviser will generally vote with management on stock split matters.

              Limited Liability of Directors:    Our investment adviser will generally vote with management on matters that could adversely affect the limited liability of directors.

              Social and Corporate Responsibility:    Our investment adviser will review proposals related to social, political and environmental issues to determine whether they may adversely affect stockholder value. Our investment adviser may abstain from voting on such proposals where they do not have a readily determinable financial impact on stockholder value.

              Stockholders may obtain information regarding how we voted proxies with respect to our portfolio securities during the twelve-month period ended June 30, 2009 free of charge by making a written request for proxy voting information to: Ares Capital Corporation, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067 or by calling us collect at (310) 401-4200.

PRIVACY PRINCIPLES

              We are committed to maintaining the privacy of our stockholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

              Generally, we do not receive any non-public personal information relating to our stockholders, although certain non-public personal information of our stockholders may become available to us. The non-public personal information that we may receive falls into the following categories:

  •
  information we receive from stockholders, whether we receive it orally, in writing or electronically. This includes stockholders' communications to us concerning their investment;

  •
  information about stockholders' transactions and history with us; or

  •
  other general information that we may obtain about stockholders, such as demographic and contact information such as a person's address.

              We do not disclose any non-public personal information about our stockholders or former stockholders to anyone, except:

  •
  to our affiliates (such as our investment adviser and administrator) and their employees that have a legitimate business need for the information;

  •
  to our service providers (such as our accountants, attorneys, custodians, transfer agent, underwriters and proxy solicitors) and their employees, as is necessary to service recordholder accounts or otherwise provide the applicable services;

  •
  to comply with court orders, subpoenas, lawful discovery requests, or other legal or regulatory requirements; or

  •
  as allowed or required by applicable law or regulation.

              When the Company shares non-public stockholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our stockholders' privacy. The Company does not permit use of stockholder information for any non-business or marketing purpose, nor does the Company permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.

              The Company's service providers, such as its adviser, administrator, and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect stockholder non-public personal information; to prevent unauthorized access or use; and to dispose of such information when it is no longer required.

              Personnel of affiliates may access stockholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a stockholder's account or comply with legal requirements.

              If a stockholder ceases to be a stockholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify stockholders and provide a description of our privacy policy.

              In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer your non-public personal information to the new party in control or the party acquiring assets.

OTHER

              We have designated a chief compliance officer and established a compliance program pursuant to the requirements of the Investment Company Act. We are periodically examined by the SEC for compliance with the Investment Company Act.

              We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to the Company or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

Compliance with the Sarbanes-Oxley Act of 2002 and The NASDAQ Global Select Market Corporate Governance Regulations

              The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements affect us. The Sarbanes-Oxley Act has required us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

              In addition, The NASDAQ Global Select Market has adopted various corporate governance requirements as part of its listing standards. We believe we are in compliance with such corporate governance listing standards. We will continue to monitor our compliance with all future listing standards and will take actions necessary to ensure that we are in compliance therewith.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

              Our securities are held under a custody agreement by U.S. Bank National Association. The address of the custodian is Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110. Computershare Investor Services, LLC acts as our transfer agent, dividend paying agent and registrar. The principal business address of Computershare is 250 Royall Street, Canton, Massachusetts 02021, telephone number: (312) 588-4993.

BROKERAGE ALLOCATION AND OTHER PRACTICES

              Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of business.

              Subject to policies established by our board of directors, the investment adviser, Ares Capital Management, is primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. The investment adviser does not expect to execute transactions through any particular broker or dealer, but seeks to obtain the best net results for the Company, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm's risk and skill in positioning blocks of securities.

              While the investment adviser generally seeks reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, the investment adviser may select a broker based partly upon brokerage or research services provided to the investment adviser and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if the investment adviser determines in good faith that such commission is reasonable in relation to the services provided.

              We haven't paid any brokerage commissions during the three most recent fiscal years.

 PLAN OF DISTRIBUTION

              We may offer, from time to time, up to $1,000,000,000 of our common stock, preferred stock, debt securities, subscription rights to purchase shares of our common stock or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, separately or as units comprised of any combination of the foregoing, in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts or a combination of these methods. We may sell the securities through underwriters or dealers, directly to one or more purchasers, including existing stockholders in a rights offering, through agents or through a combination of any such methods of sale. In the case of a rights offering, the applicable prospectus supplement will set forth the number of shares of our common stock issuable upon the exercise of each right and the other terms of such rights offering. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents' or underwriters' compensation; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

              The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions or discounts, must equal or exceed the net asset value per share of our common stock at the time of the offering except (a) in connection with a rights offering to our existing stockholders, (b) with the consent of the majority of our common stockholders or (c) under such circumstances as the SEC may permit. The price at which securities may be distributed may represent a discount from prevailing market prices.

              In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement. The maximum aggregate commission or discount to be received by any member of FINRA or independent broker-dealer will not be greater than 8% of the gross proceeds of the sale of securities offered pursuant to this prospectus and any applicable prospectus supplement. We may also reimburse the underwriter or agent for certain fees and legal expenses incurred by it.

              Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

              Any underwriters that are qualified market makers on the NASDAQ Global Market may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

              We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

              Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on The NASDAQ Global Select Market. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.

              Under agreements that we may enter, underwriters, dealers and agents who participate in the distribution of shares of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

              If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

              We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

              In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

LEGAL MATTERS

              The legality of the securities offered hereby will be passed upon for the Company by Proskauer Rose LLP, Los Angeles, California and Venable LLP, Baltimore, Maryland. Certain legal matters in connection with the offering will be passed upon for the underwriters, if any, by the counsel named in the prospectus supplement.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

              KPMG LLP, located at 355 South Grand Avenue, Los Angeles, California 90071, is the independent registered public accounting firm of the Company.

              KPMG LLP, located at 2001 M Street, NW, Washington, D.C. 20036, is the independent registered public accounting firm of Allied Capital Corporation.

AVAILABLE INFORMATION

              We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the securities offered by this prospectus. The registration statement contains additional information about us and the securities being offered by this prospectus.

              We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information is available free of charge by calling us collect at (310) 201-4200 or on our website at www.arescapitalcorp.com. You also may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549, the SEC's Northeast Regional Office at 3 World Financial Center, Suite 400, New York, NY 10281 and the SEC's Midwest Regional Office at 175 W. Jackson Blvd., Suite 900, Chicago, IL 60604. Such information is also available from the EDGAR database on the SEC's web site at http://www.sec.gov. You also can obtain copies of such information, after paying a duplicating fee, by sending a request by e-mail to publicinfo@sec.gov or by writing the SEC's Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (202) 551-8090 or (800) SEC-0330.

              The information we file with the SEC is available free of charge by contacting us at 280 Park Avenue, 22nd Floor, Building East, New York, NY 10017 or by telephone at (212) 750-7300 or on our website at www.arescapitalcorp.com. Information contained on our website is not incorporated into this document and you should not consider such information to be part of this document.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ares Capital Corporation:

              We have audited the accompanying consolidated balance sheets of Ares Capital Corporation (and subsidiaries) (the Company) as of December 31, 2008 and 2007, including the consolidated schedule of investments as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ares Capital Corporation (and subsidiaries) as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

              We also have audited, in accordance with the standards of the Public Accounting Oversight Board (United States), Ares Capital Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission, and our report dated March 2, 2009 expressed an unqualified opinion on the effectiveness of Ares Capital Corporation's internal control over financial reporting.

              As explained in note 5, the accompanying consolidated financial statements include investments valued at $ 1.97 billion (180 percent of net assets), whose fair values have been estimated by the Board of Directors and management in the absence of readily determinable fair values. Such estimates are based on financial and other information provided by management of its portfolio companies, pertinent market and industry data, as well as input from independent valuation firms. These investments are valued in accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements, (SFAS 157), which requires the Company to assume that the portfolio investments are sold in a principal market to market participants. The Company has considered its principal market as the market in which the Company exits it portfolio investments with the greatest volume and level of activity. SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to these valuation techniques are observable or unobservable. $1.86 billion of investments at December 31, 2008 are valued based on unobservable inputs. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, they may fluctuate significantly over short periods of time. These determinations of fair value could differ materially from the values that would have been utilized had a ready market for these investments existed.

Los Angeles, California
March 2, 2009

ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollar amounts in thousands, except per share data)

	As of
	December 31, 2008	December 31, 2007
ASSETS
Investments at fair value (amortized cost of $2,267,593 and $1,795,621, respectively)
Non-controlled/non-affiliate investments	$1,477,492	$1,167,200
Non-controlled affiliate company investments	329,326	430,371
Controlled affiliate company investments	166,159	176,631

Total investments at fair value	1,972,977	1,774,202
Cash and cash equivalents	89,383	21,142
Receivable for open trades	3	1,343
Interest receivable	17,547	23,730
Other assets	11,423	8,988

Total assets	$2,091,333	$1,829,405

LIABILITIES
Debt	$908,786	$681,528
Dividend payable	40,804	—
Management and incentive fees payable	32,989	13,041
Accounts payable and other liabilities	10,006	5,516
Interest and facility fees payable	3,869	4,769

Total liabilities	996,454	704,854

Commitments and contingencies (Note 7)
STOCKHOLDERS' EQUITY
Common stock, par value $.001 per share, 200,000,000 and 100,000,000 common shares authorized, respectively, 97,152,820 and 72,684,090 common shares issued and outstanding, respectively	97	73
Capital in excess of par value	1,395,958	1,136,599
Accumulated undistributed net investment income	(7,637)	7,005
Accumulated net realized gain on sale of investments	(124)	1,471
Net unrealized (depreciation) appreciation on investments	(293,415)	(20,597)

Total stockholders' equity	1,094,879	1,124,551

Total liabilities and stockholders' equity	$2,091,333	$1,829,405

NET ASSETS PER SHARE	$11.27	$15.47

See accompanying notes to consolidated financial statements.

ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(dollar amounts in thousands, except per share data)

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
INVESTMENT INCOME:
From non-controlled/non-affiliate company investments:
Interest from investments	$169,519	$135,145	$85,642
Capital structuring service fees	16,421	12,474	14,634
Interest from cash & cash equivalents	1,625	2,946	2,420
Dividend income	1,621	1,880	2,228
Other income	3,244	1,054	552

Total investment income from non-controlled/non-affiliate company investments	192,430	153,499	105,476
From non-controlled affiliate company investments:
Interest from investments	28,532	21,413	11,230
Capital structuring service fees	1,821	2,635	1,384
Dividend income	825	1,224	—
Management fees	750	750	—
Other income	847	381	230

Total investment income from non-controlled affiliate company investments	32,775	26,403	12,844
From controlled affiliate company investments:
Interest from investments	10,420	5,876	1,459
Capital structuring service fees	3,000	2,899	—
Dividend income	133	121	242
Management fees	1,628	45	—
Other income	75	30	—

Total investment income from controlled affiliate company investments	15,256	8,971	1,701

Total investment income	240,461	188,873	120,021

EXPENSES:
Interest and credit facility fees	36,515	36,889	18,584
Base management fees	30,463	23,531	13,646
Incentive management fees	31,748	23,522	19,516
Professional fees	5,990	4,907	3,016
Insurance	1,271	1,081	866
Administrative	2,701	997	953
Depreciation	503	410	259
Directors fees	337	280	250
Interest to the Investment Adviser	—	—	26
Other	3,693	3,133	1,342

Total expenses	113,221	94,750	58,458
NET INVESTMENT INCOME BEFORE INCOME TAXES	127,240	94,123	61,563

Income tax expense, including excise tax	248	(826)	4,931

NET INVESTMENT INCOME	126,992	94,949	56,632

REALIZED AND UNREALIZED NET GAINS (LOSSES) ON INVESTMENTS AND FOREIGN CURRENCIES:
Net realized gains (losses):
Non-controlled/non-affiliate company investments	5,200	2,754	27,569
Non-controlled affiliate company investments	1,357	—	47
Controlled affiliate company investment	—	3,808	—
Foreign currency transactions	(186)	(18)	—

Net realized gains	6,371	6,544	27,616
Net unrealized gains (losses):
Non-controlled/non-affiliate company investments	(168,570)	(3,388)	(15,554)
Non-controlled affiliate company investments	(82,457)	(34,497)	1,001
Controlled affiliate company investments	(21,797)	27,231	—
Foreign currency transactions	6	(7)	—

Net unrealized losses	(272,818)	(10,661)	(14,553)
Net realized and unrealized gains (losses) from investments and foreign currencies	(266,447)	(4,117)	13,063

NET (DECREASE) INCREASE IN STOCKHOLDERS' EQUITY RESULTING FROM OPERATIONS	$(139,455)	$90,832	$69,695

BASIC AND DILUTED EARNINGS PER COMMON SHARE (see Note 4)	$(1.56)	$1.34	$1.58

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING (see Note 4)	89,666,243	67,676,498	43,978,853

See accompanying notes to consolidated financial statements.

 ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2008

(dollar amounts in thousands, except per unit data)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Healthcare—Services
American Renal Associates, Inc.	Dialysis provider	Senior secured loan ($1,443 par due 12/2010)	4.72% (Libor + 3.25%/Q)	12/14/2005	$1,443	$1,399	$0.97	(3)
		Senior secured loan ($180 par due 12/2010)	5.00% (Base Rate + 1.75%/D)	12/14/2005	180	175	$0.97	(3)
		Senior secured loan ($5,705 par due 12/2011)	4.72% (Libor + 3.25%/Q)	12/14/2005	5,705	5,534	$0.97	(3)
		Senior secured loan ($34 par due 12/2011)	5.00% (Base Rate + 1.75%/D)	12/14/2005	34	33	$0.97	(3)
		Senior secured loan ($262 par due 12/2011)	4.72% (Libor + 3.25%/Q)	12/14/2005	262	254	$0.97	(3)
		Senior secured loan ($2,620 par due 12/2011)	7.30% (Libor + 3.25% /Q)	12/14/2005	2,620	2,541	$0.97	(3)
Capella Healthcare, Inc.	Acute care hospital operator	Junior secured loan ($70,000 par due 2/2016)	13.00%	2/29/2008	70,000	63,000	$0.90
		Junior secured loan ($25,000 par due 2/2016)	13.00%	2/29/2008	25,000	22,500	$0.90	(2)
CT Technologies Intermediate Holdings, Inc. and CT Technologies Holdings, LLC(6)	Healthcare analysis services	Preferred stock (7,427 shares)	14.00% PIK	6/15/2007	7,427	7,427	$1,000.00	(4)
DSI Renal, Inc.	Dialysis provider	Common stock (9,679 shares)		6/15/2007	4,000	5,382	$556.05	(5)
		Common stock (1,546 shares)		6/15/2007	—	—	$—	(5)
		Senior secured revolving loan ($142 par due 3/2013)	6.25% (Base Rate + 3.00%/D)	4/4/2006	142	127	$0.89
		Senior secured revolving loan ($3,520 par due 3/2013)	3.47% (Libor + 3.00%/M)	4/4/2006	3,520	3,168	$0.90
		Senior secured revolving loan ($1,120 par due 3/2013)	3.47% (Libor + 3.00%/M)	4/4/2006	1,120	1,008	$0.90
		Senior secured revolving loan ($1,152 par due 3/2013)	4.50% (Libor + 3.00%/Q)	4/4/2006	1,152	1,037	$0.90
		Senior secured revolving loan ($1,600 par due 3/2013)	4.50% (Libor + 3.00%/Q)	4/4/2006	1,600	1,440	$0.90

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior subordinated note ($29,589 par due 4/2014)	12.00% Cash, 2.00% PIK	4/4/2006	29,658	21,896	$0.74	(4)
		Senior subordinated note ($26,927 par due 4/2014)	12.00% Cash, 2.00% PIK	4/4/2006	26,971	19,847	$0.73	(2)(4)
		Senior subordinated note ($12,211 par due 4/2014)	12.00% Cash, 2.00% PIK	4/4/2006	12,231	9,036	$0.74	(3)(4)
GG Merger Sub I, Inc.	Drug testing services	Senior secured loan ($23,330 par due 12/2014)	7.09% (Libor + 4.00%/S)	12/14/2007	22,426	18,938	$0.81
HCP Acquisition Holdings, LLC(7)	Healthcare compliance advisory services	Class A units (8,566,824 units)		6/26/2008	8,567	6,500	$0.76	(5)
Heartland Dental Care, Inc.	Dental services	Senior subordinated note ($40,217 par due 8/2013)	11.00% Cash, 3.25% PIK	7/31/2008	40,217	40,217	$1.00	(4)
MPBP Holdings, Inc., Cohr Holdings, Inc. and MPBP Acquisition Co., Inc.	Healthcare equipment services	Junior secured loan ($20,000 par due 1/2014)	9.19% (Libor + 6.25%/S)	1/31/2007	20,000	7,000	$0.35
		Junior secured loan ($12,000 par due 1/2014)	9.19% (Libor + 6.25%/S)	1/31/2007	12,000	4,200	$0.35	(3)
		Common stock (50,000 shares)		1/31/2007	5,000	—	$—	(5)
MWD Acquisition Sub, Inc.	Dental services	Junior secured loan ($5,000 par due 5/2012)	8.13% (Libor + 6.25%/M)	5/3/2007	5,000	4,250	$0.85	(3)
OnCURE Medical Corp.	Radiation oncology care provider	Senior subordinated note ($32,176 par due 8/2013)	11.00% Cash, 1.50% PIK	8/18/2006	32,176	28,935	$0.90	(4)
		Senior secured loan ($3,083 par due 8/2009)	4.75% (Libor + 3.50%/M)	8/18/2006	3,083	3,000	$0.97	(3)
		Common stock (857,143 shares)		8/18/2006	3,000	2,713	$3.17	(5)
Passport Health Communications, Inc., Passport Holding Corp. and Prism Holding Corp.	Healthcare technology provider	Senior secured loan ($12,935 par due 5/2014)	10.50% (Libor + 7.50%/S)	5/9/2008	12,935	12,671	$0.98	(15)
		Senior secured loan ($11,940 par due 5/2014)	10.50% (Libor + 7.50%/S)	5/9/2008	11,940	11,701	$0.98	(3)(15)
		Series A preferred stock (1,594,457 shares)		7/30/2008	9,900	9,902	$6.21	(5)
		Common stock (16,106 shares)		7/30/2008	100	100	$6.21	(5)
PG Mergersub, Inc.	Provider of patient surveys, management reports and national databases for the integrated healthcare delivery system	Senior subordinated loan ($5,000 par due 3/2016)	12.50%	3/12/2008	4,901	4,750	$0.95

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Preferred stock (333 shares)		3/12/2008	333	333	$1,000.00	(5)
		Common stock (16,667 shares)		3/12/2008	167	167	$10.00	(5)
The Schumacher Group of Delaware, Inc.	Outsourced physician service provider	Senior subordinated loan ($35,849 par due 7/2012)	11.00% Cash, 2.50% PIK	7/18/2008	35,849	35,849	$1.00	(4)
Triad Laboratory Alliance, LLC	Laboratory services	Senior subordinated note ($15,354 par due 12/2012)	12.00% Cash, 1.75% PIK	12/21/2005	15,354	14,894	$0.97	(4)
		Senior secured loan ($2,473 par due 12/2011)	4.71% (Libor + 3.25%/Q)	12/21/2005	2,473	2,201	$0.89	(3)
VOTC Acquisition Corp.	Radiation oncology care provider	Senior secured loan ($3,068 par due 7/2012)	11.00% Cash, 2.00% PIK	6/30/2008	3,068	3,068	$1.00	(4)
		Senior secured loan ($14,000 par due 7/2012)	11.00% Cash, 2.00% PIK	6/30/2008	14,000	14,000	$1.00	(4)
		Series E preferred shares (3,888,222 shares)		7/14/2008	8,749	6,561	$1.69	(5)

					464,303	397,754			36.33%

Education
Campus Management Corp. and Campus Management Acquisition Corp.(6)	Education software developer	Senior secured revolving loan ($2,309 par due 8/2013)	13.00%	2/8/2008	2,309	2,309	$1.00
		Senior secured loan ($19,924 par due 8/2013)	13.00%	2/8/2008	19,924	19,924	$1.00
		Senior secured loan ($25,108 par due 8/2013)	13.00%	2/8/2008	25,108	25,108	$1.00	(2)
		Senior secured loan ($12,019 par due 8/2013)	13.00%	2/8/2008	12,019	12,019	$1.00
		Preferred stock (493,147 shares)	8.00% PIK	2/8/2008	8,952	12,000	$24.33	(4)
ELC Acquisition Corporation	Developer, manufacturer and retailer of educational products	Senior secured loan ($242 par due 11/2012)	5.45% (Libor + 3.25%/Q)	11/30/2006	243	219	$0.90	(3)
		Junior secured loan ($8,333 par due 11/2013)	7.47% (Libor + 7.00%/M)	11/30/2006	8,333	7,500	$0.90	(3)
Instituto de Banca y Comercio, Inc.(8)	Private school operator	Senior secured revolving loan ($1,643 par due 3/2014)	5.00% (Libor + 3.00%/Q)	3/15/2007	1,643	1,643	$1.00
		Senior secured loan ($7,500 par due 3/2014)	8.42% (Libor + 5.00%/Q)	3/15/2007	7,500	7,500	$1.00
		Senior secured loan ($7,266 par due 3/2014)	8.42% (Libor + 5.00%/Q)	3/15/2007	7,266	7,266	$1.00
		Senior secured loan ($4,987 par due 3/2014)	8.42% (Libor + 5.00%/Q)	3/15/2007	4,987	4,987	$1.00	(2)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior secured loan ($11,820 par due 3/2014)	8.42% (Libor + 5.00%/Q)	3/15/2007	11,820	11,820	$1.00	(3)
		Senior subordinated loan ($19,641 par due 6/2014)	10.50% Cash, 3.50% PIK	6/4/2008	19,641	19,641	$1.00	(4)
		Promissory note ($429 par due 9/2015)	6.00%	6/4/2008	429	1,714	$4.00
		Preferred stock (214,286 shares)		6/4/2008	1,018	4,072	$19.00	(5)
		Common stock (214,286 shares)		6/4/2008	54	214	$1.00	(5)
Lakeland Finance, LLC	Private school operator	Senior secured note ($18,000 par due 12/2012)	11.50%	12/13/2005	18,000	16,920	$0.94
		Senior secured note ($15,000 par due 12/2012)	11.50%	12/13/2005	15,000	14,100	$0.94	(2)
R3 Education, Inc. (formerly known as Equinox EIC Partners, LLC and MUA Management Company, Ltd.)(7)(8)	Medical school operator	Senior secured revolving loan ($3,850 par due 12/2012)	8.25% (Base Rate + 5.00%/D)	4/3/2007	3,850	3,773	$0.98
		Senior secured revolving loan ($1,250 par due 12/2012)	8.25% (Base Rate + 5.00%/D)	4/3/2007	1,250	1,225	$0.98
		Senior secured loan ($3,024 par due 12/2012)	6.46% (Libor + 6.00%/M)	4/3/2007	3,024	2,963	$0.98	(2)
		Senior secured loan ($14,113 par due 12/2012)	6.46% (Libor + 6.00%/M)	9/21/2007	14,113	13,830	$0.98	(2)
		Senior secured loan ($7,350 par due 12/2012)	9.09% (Libor + 6.00%/S)	4/3/2007	7,350	7,203	$0.98	(3)
		Common membership interest (26.27% interest)		9/21/2007	15,800	20,785		(5)
		Preferred stock (800 shares)			200	200	$250.00	(5)

					209,833	218,935			20.00%

Restaurants and Food Services
ADF Capital, Inc. & ADF Restaurant Group, LLC	Restaurant owner and operator	Senior secured revolving loan ($1,381 par due 11/2013)	5.75% (Base Rate + 2.50%/D)	11/27/2006	1,381	1,313	$0.95
		Senior secured revolving loan ($2,005 par due 11/2013)	6.61% (Libor + 3.00% Cash, 0.50% PIK/S)	11/27/2006	2,005	1,905	$0.95	(4)
		Senior secured loan ($2 par due 11/2012)	12.00% (Base Rate + 7.5%/D)	11/27/2006	2	2	$1.00
		Senior secured loan ($1 par due 11/2012)	12.00% (Base Rate + 7.5%/D)	11/27/2006	1	1	$1.00	(3)
		Senior secured loan ($22,656 par due 11/2012)	11.61% (Libor + 7.50% Cash, 1.00% PIK/S)	11/27/2006	22,912	21,520	$0.94	(4)
		Senior secured loan ($992 par due 11/2012)	11.61% (Libor + 7.50% Cash, 1.00% PIK/S)	11/27/2006	992	942	$0.95	(2)(4)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior secured loan ($11,081 par due 11/2012)	11.61% (Libor + 7.50% Cash, 1.00% PIK/S)	11/27/2006	11,075	10,529	$0.95	(3)(4)
		Promissory note ($12,079 par due 11/2016)	10.00% PIK	6/1/2006	12,067	12,067	$1.00	(4)
		Warrants to purchase 0.61 shares		6/1/2006	—	—	$—	(5)
Encanto Restaurants, Inc.(8)	Restaurant owner and operator	Junior secured loan ($21,184 par due 8/2013)	7.50% Cash, 3.50% PIK	8/16/2006	21,184	19,084	$0.90	(2)(4)
		Junior secured loan ($4,035 par due 8/2013)	7.50% Cash, 3.50% PIK	8/16/2006	4,035	3,635	$0.90	(3)(4)
OTG Management, Inc.	Airport restaurant operator	Junior secured loan ($15,312 par due 6/2013)	18.00% (Libor + 11.00% Cash, 4.00% PIK/M)	6/19/2008	15,312	15,312	$1.00	(4)(15)
		Warrants to purchase up to 9 shares of common stock			—	—	$—	(5)
Vistar Corporation and Wellspring Distribution Corp.	Food service distributor	Senior subordinated loan ($48,625 par due 5/2015)	13.50%	5/23/2008	48,625	46,680	$0.96
		Senior subordinated loan ($25,000 par due 5/2015)	13.50%	5/23/2008	25,000	24,000	$0.96	(2)
		Class A non-voting common stock (1,366,120 shares)		5/23/2008	7,500	3,500	$2.56	(5)

					172,091	160,490			14.66%

Beverage, Food and Tobacco
3091779 Nova Scotia Inc.(8)	Baked goods manufacturer	Junior secured loan (Cdn$14,058 par due 11/2012)	11.50% Cash, 1.50% PIK	11/2/2007	14,904	10,961	$0.74	(4)(12)
		Warrants to purchase 57,545 shares			—	—	$—	(5)
Apple & Eve, LLC and US Juice Partners, LLC(6)	Juice manufacturer	Senior secured revolving loan ($8,000 par due 10/2013)	7.90% (Libor + 6.00%/M)	10/5/2007	8,000	6,400	$0.80
		Senior secured loan ($10,637 par due 10/2013)	6.47% (Libor + 6.00%/M)	10/5/2007	10,637	8,509	$0.80
		Senior secured loan ($19,976 par due 10/2013)	6.47% (Libor + 6.00%/M)	10/5/2007	19,976	15,981	$0.80	(2)
		Senior secured loan ($10,805 par due 10/2013)	6.47% (Libor + 6.00%/M)	10/5/2007	10,805	8,644	$0.80	(3)
		Senior units (50,000 units)		10/5/2007	5,000	2,500	$50.00	(5)
Best Brands Corporation	Baked goods manufacturer	Senior secured loan ($10,971 par due 12/2012)	10.43% (Libor + 4.50% Cash, 4.50% PIK/M)	2/15/2008	9,501	9,326	$0.86	(4)
		Junior secured loan ($4,319 par due 6/2013)	10.00% Cash, 8.00% PIK	12/14/2006	4,307	3,883	$0.90	(4)
		Junior secured loan ($26,400 par due 6/2013)	10.00% Cash, 8.00% PIK	12/14/2006	26,308	23,729	$0.90	(2)(4)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Junior secured loan ($12,201 par due 6/2013)	10.00% Cash, 8.00% PIK	12/14/2006	12,164	10,969	$0.90	(3)(4)
Bumble Bee Foods, LLC and BB Co-Invest LP	Canned seafood manufacturer	Senior subordinated loan ($40,706 par due 11/2018)	16.25% (12.00% Cash, 4.25% Optional PIK)	11/18/2008	40,706	40,706	$1.00	(4)
		Common stock (4,000 shares)		11/18/2008	4,000	4,000	$1,000.00	(5)
Charter Baking Company, Inc.	Baked goods manufacturer	Senior subordinated note ($5,547 par due 2/2013)	12.00% PIK	2/6/2008	5,547	5,547	$1.00	(2)(4)
		Preferred stock (6,258 shares)		9/1/2006	2,500	2,500	$399.49	(5)

					174,355	153,655			14.03%

Services—Other
American Residential Services, LLC	Plumbing, heating and air-conditioning services	Junior secured loan ($20,201 par due 4/2015)	10.00% Cash, 2.00% PIK	4/17/2007	20,201	18,180	$0.90	(2)(4)
Diversified Collection Services, Inc.	Collections services	Senior secured loan ($11,809 par due 8/2011)	8.50% (Libor + 5.75%/M)	2/2/2005	9,715	11,219	$0.95
		Senior secured loan ($4,203 par due 8/2011)	8.50% (Libor + 5.75%/M)	2/2/2005	4,209	3,993	$0.95	(3)
		Senior secured loan ($1,837 par due 2/2011)	11.25% (Libor + 8.50%/M)	2/2/2005	1,837	1,653	$0.90	(2)
		Senior secured loan ($7,125 par due 8/2011)	11.25% (Libor + 8.50%/M)	2/2/2005	7,125	6,412	$0.90	(3)
		Preferred stock (14,927 shares)		5/18/2006	169	109	$7.30	(5)
		Common stock (114,004 shares)		2/2/2005	295	414	$3.63	(5)
GCA Services Group, Inc.	Custodial services	Senior secured loan ($25,000 par due 12/2011)	12.00%	12/15/2006	25,000	25,000	$1.00	(2)
		Senior secured loan ($2,965 par due 12/2011)	12.00%	12/15/2006	2,965	2,965	$1.00
		Senior secured loan ($11,186 par due 12/2011)	12.00%	12/15/2006	11,186	11,186	$1.00	(3)
Growing Family, Inc. and GFH Holdings, LLC	Photography services	Senior secured revolving loan ($1,513 par due 8/2011)	11.34% (Libor + 3.00% Cash, 4.00% PIK/Q)	3/16/2007	1,513	756	$0.50	(4)
		Senior secured loan ($11,188 par due 8/2011)	13.84% (Libor + 3.50% Cash, 6.00% PIK/Q)	3/16/2007	11,188	5,594	$0.50	(4)
		Senior secured loan ($372 par due 8/2011)	5.25% (Libor + 3.50% Cash, 6.00% PIK/Q)	3/16/2007	372	186	$0.50
		Senior secured loan ($3,575 par due 8/2011)	16.34% (Libor + 6.00% Cash, 6.00% PIK/Q)	3/16/2007	3,575	1,788	$0.50	(4)
		Senior secured loan ($147 par due 8/2011)	15.50% (Libor + 6.00% Cash, 6.00% PIK/Q)	3/16/2007	147	74	$0.50	(4)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Common stock (552,430 shares)		3/16/2007	872	—	$—	(5)
NPA Acquisition, LLC	Powersport vehicle auction operator	Junior secured loan ($12,000 par due 2/2013)	8.58% (Libor + 6.75%/M)	8/23/2006	12,000	12,000	$1.00	(3)
		Common units (1,709 shares)		8/23/2006	1,000	2,300	$1,345.82	(5)
Web Services Company, LLC	Laundry service and equipment provider	Senior subordinated loan ($17,764 par due 8/2016)	11.50% Cash, 2.50% PIK	8/29/2008	17,764	17,231	$0.97	(4)
		Senior subordinated loan ($25,160 par due 8/2016)	11.50% Cash, 2.50% PIK	8/29/2008	25,160	24,330	$0.97	(2)(4)

					156,293	145,390			13.28%

Financial
Carador PLC(6)(8)(9)	Investment company	Ordinary shares (7,110,525 shares)		12/15/2006	9,033	4,266	$0.60	(5)
CIC Flex, LP(9)	Investment partnership	Limited partnership units (1 unit)		9/7/2007	28	28	$28,000.00	(5)
Covestia Capital Partners, LP(9)	Investment partnership	Limited partnership interest (47% interest)		6/17/2008	1,059	1,059		(5)
Firstlight Financial Corporation(6)(9)	Investment company	Senior subordinated loan ($69,910 par due 12/2016)	10.00% PIK	12/31/2006	69,910	62,919	$0.90	(4)
		Common stock (10,000 shares)		12/31/2006	10,000	0	$—	(5)
		Common stock (30,000 shares)		12/31/2006	30,000	0	$—	(5)
Ivy Hill Middle Market Credit Fund, Ltd. (7)(8)(9)	Investment company	Class B deferrable interest notes ($40,000 par due 11/2018)	8.15% (Libor + 6.00%/Q)	11/20/2007	40,000	36,000	$0.90
		Subordinated notes ($16,000 par due 11/2018)		11/20/2007	16,000	14,400	$0.90	(5)
Imperial Capital Group, LLC and Imperial Capital Private Opportunities, LP(6)(9)	Investment banking services	Limited partnership interest (80% interest)		5/10/2007	584	584	$1.00	(5)
		Common units (7,710 units)		5/10/2007	14,997	14,997	$1,945.14	(5)
		Common units (2,526 units)		5/10/2007	3	3	$1.19	(5)
		Common units (315 units)		5/10/2007	—	—	$—	(5)
Partnership Capital Growth Fund I, LP(9)	Investment partnership	Limited partnership interest (25% interest)		6/16/2006	2,384	2,384		(5)
Trivergance Capital Partners, LP(9)	Investment partnership	Limited partnership interest (100% interest)		6/5/2008	723	723		(5)
VSC Investors LLC(9)	Investment company	Membership interest (4.63% interest)		1/24/2008	302	302		(5)

					195,023	137,665			12.57%

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Business Services
Booz Allen Hamilton, Inc.	Strategy and technology consulting services	Senior secured loan ($748 par due 7/2015)	7.50% (Libor + 4.50%/S)	7/31/2008	733	658	$0.88	(3)
		Senior subordinated loan ($22,400 par due 7/2016)	11.00% Cash, 2.00% PIK	7/31/2008	22,177	19,040	$0.85	(2)(4)
Investor Group Services, LLC(6)	Financial services	Senior secured revolving loan ($750 par due 6/2011)	6.97% (Libor + 5.50%/Q)	6/22/2006	750	750	$1.00
		Limited liability company membership interest (10.00% interest)		6/22/2006	—	500	$5,000.00	(5)
Pillar Holdings LLC and PHL Holding Co.(6)	Mortgage services	Senior secured revolving loan ($375 par due 11/2013)	7.53% (Libor + 5.50%/B)	11/20/2007	375	375	$1.00
		Senior secured revolving loan ($938 par due 11/2013)	7.53% (Libor + 5.50%/B)	11/20/2007	938	938	$1.00
		Senior secured loan ($7,375 par due 5/2014)	14.50%	7/31/2008	7,375	7,375	$1.00
		Senior secured loan ($18,709 par due 11/2013)	7.53% (Libor + 5.50%/B)	11/20/2007	18,709	18,709	$1.00	(2)
		Senior secured loan ($11,678 par due 11/2013)	7.53% (Libor + 5.50%/B)	11/20/2007	11,678	11,678	$1.00	(3)
		Common stock (85 shares)		11/20/2007	3,768	5,267	$61,964.71	(5)
Primis Marketing Group, Inc. and Primis Holdings, LLC(6)	Database marketing services	Senior subordinated note ($10,222 par due 2/2013)	11.00% Cash, 2.50% PIK	8/24/2006	10,222	1,022	$0.10	(4)(14)
		Preferred units (4,000 units)		8/24/2006	3,600	—	$—	(5)
		Common units (4,000,000 units)		8/24/2006	400	—	$—	(5)
Prommis Solutions, LLC, E-Default Services, LLC, Statewide Tax and Title Services, LLC & Statewide Publishing Services, LLC (formerly known as MR Processing Holding Corp.)	Bankruptcy and foreclosure processing services	Senior subordinated note ($26,007 par due 2/2014)	11.50% Cash, 2.00% PIK	2/8/2007	26,007	24,713	$0.95	(4)
		Senior subordinated note ($26,109 par due 2/2014)	11.50% Cash, 2.00% PIK	2/8/2007	26,109	24,810	$0.95	(2)(4)
		Preferred stock (30,000 shares)		4/11/2006	3,000	4,000	$133.33	(5)
R2 Acquisition Corp.	Marketing services	Common stock (250,000 shares)		5/29/2007	250	250	$1.00	(5)
Summit Business Media, LLC	Business media consulting services	Junior secured loan ($10,000 par due 11/2013)	9.47% (Libor + 7.00%/M)	8/3/2007	10,000	6,000	$0.60	(3)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
VSS-Tranzact Holdings, LLC(6)	Management consulting services	Common membership interest (8.51% interest)		10/26/2007	10,000	6,000		(5)

					156,091	132,085			12.06%

Retail
Apogee Retail, LLC	For-profit thrift retailer	Senior secured revolving loan ($390 par due 3/2012)	7.25% (Base Rate + 4.00%/D)	3/27/2007	390	390	$1.00
		Senior secured loan ($10,960 par due 11/2012)	12.00% Cash, 4.00% PIK	5/28/2008	10,960	10,960	$1.00	(4)
		Senior secured loan ($2,307 par due 3/2012)	8.71% (Libor + 5.25%/S)	3/27/2007	2,307	2,053	$0.89
		Senior secured loan ($24,637 par due 3/2012)	8.71% (Libor + 5.25%/S)	3/27/2007	24,637	21,927	$0.89	(2)
		Senior secured loan ($11,790 par due 3/2012)	8.71% (Libor + 5.25%/S)	3/27/2007	11,790	10,493	$0.89	(3)
		Senior secured loan ($4,876 par due 3/2012)	7.64% (Libor + 5.25%/Q)	3/27/2007	4,876	4,340	$0.89
Dufry AG(8)	Retail newstand operator	Common stock (39,056 shares)		3/28/2008	3,000	1,050	$26.88	(5)
Savers, Inc. and SAI Acquisition Corporation	For-profit thrift retailer	Senior subordinated note ($6,000 par due 8/2014)	10.00% Cash, 2.00% PIK	8/8/2006	6,000	5,700	$0.95	(4)
		Senior subordinated note ($22,000 par due 8/2014)	10.00% Cash, 2.00% PIK	8/8/2006	22,000	20,900	$0.95	(2)(4)
		Common stock (1,170,182 shares)		8/8/2006	4,500	5,301	$4.53	(5)
Things Remembered, Inc. and TRM Holdings Corporation	Personalized gifts retailer	Senior secured loan ($4,506 par due 9/2012)	7.00% (Base Rate + 3.75%/D)	9/28/2006	4,506	3,470	$0.77	(3)
		Senior secured loan ($25,192 par due 9/2012)	15.00% (Base Rate + 9.75%/D)	9/28/2006	25,189	18,651	$0.74	(2)
		Senior secured loan ($3,095 par due 9/2012)	15.00% (Base Rate + 9.75%/D)	9/28/2006	3,094	2,291	$0.74
		Senior secured loan ($7,273 par due 9/2012)	15.00% (Base Rate + 9.75%/D)	9/28/2006	7,273	5,385	$0.74	(3)
		Preferred stock (80 shares)		9/28/2006	1,800	—	$—	(5)
		Common stock (800 shares)		9/28/2006	200	—	$—	(5)

					132,522	112,911			10.31%

Environmental Services
AWTP, LLC	Water treatment services	Junior secured loan ($402 par due 12/2012)	8.97% (Libor + 7.50% Cash, 1.00% PIK/Q)	12/23/2005	402	322	$0.80	(4)
		Junior secured loan ($3,018 par due 12/2012)	8.97% (Libor + 7.50% Cash, 1.00% PIK/Q)	12/23/2005	3,018	2,414	$0.80	(3)(4)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Junior secured loan ($805 par due 12/2012)	11.48% (Libor + 7.50% Cash, 1.00% PIK/A)	12/23/2005	805	644	$0.80	(4)
		Junior secured loan ($6,036 par due 12/2012)	11.48% (Libor + 7.50% Cash, 1.00% PIK/A)	12/23/2005	6,036	4,829	$0.80	(3)(4)
		Junior secured loan ($402 par due 12/2012)	9.35% (Libor + 7.50% Cash, 1.00% PIK/A)	12/23/2005	402	322	$0.80	(4)
		Junior secured loan ($3,018 par due 12/2012)	9.35% (Libor + 7.50% Cash, 1.00% PIK/A)	12/23/2005	3,018	2,414	$0.80	(3)(4)
Mactec, Inc.	Engineering and environmental services	Class B-4 stock (16 shares)		11/3/2004	—	—	$27.00	(5)
		Class C stock (5,556 shares)		11/3/2004	—	150	$27.00	(5)
Sigma International Group, Inc.	Water treatment parts manufacturer	Junior secured loan ($1,833 par due 10/2013)	9.55% (Libor + 7.50%/Q)	10/11/2007	1,833	1,558	$0.85	(2)
		Junior secured loan ($4,000 par due 10/2013)	9.55% (Libor + 7.50%/Q)	10/11/2007	4,000	3,400	$0.85	(3)
		Junior secured loan ($2,750 par due 10/2013)	7.97% (Libor + 7.50/M)	11/1/2007	2,750	2,338	$0.85	(2)
		Junior secured loan ($6,000 par due 10/2013)	7.97% (Libor + 7.50/M)	11/1/2007	6,000	5,100	$0.85	(3)
		Junior secured loan ($917 par due 10/2013)	9.40% (Libor + 7.50%/M)	11/6/2007	917	779	$0.85	(2)
		Junior secured loan ($2,000 par due 10/2013)	9.40% (Libor + 7.50%/M)	11/6/2007	2,000	1,700	$0.85	(3)
Waste Pro USA, Inc.	Waste management services	Senior subordinated loan ($25,000 par due 11/2013)	11.50%	11/9/2006	25,000	25,000	$1.00	(2)
		Preferred stock (15,000 shares)	10.00% PIK	11/9/2006	15,000	15,000	$1,000.00	(4)
		Warrants to purchase 682,671 shares		11/9/2006	—	6,827	$10.00	(5)
Wastequip, Inc.(6)	Waste management equipment manufacturer	Senior subordinated loan ($12,990 par due 2/2015)	10.00% Cash, 2.00% PIK	2/5/2007	12,990	7,715	$0.59	(4)
		Common stock (13,889 shares)		2/2/2007	1,389	131	$9.43	(5)

					85,560	80,643			7.37%

Printing, Publishing and Media
Canon Communications LLC	Print publications services	Junior secured loan ($11,784 par due 11/2011)	13.00% (Base Rate + 9.75%/D)	5/25/2005	11,784	11,313	$0.96	(2)(15)
		Junior secured loan ($12,009 par due 11/2011)	13.00% (Base Rate + 9.75%/D)	5/25/2005	12,009	11,529	$0.96	(3)(15)
Courtside Acquisition Corp.	Community newspaper publisher	Senior subordinated loan ($34,295 par due 6/2014)	17.00% PIK	6/29/2007	34,295	3,430	$0.10	(4)(14)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
LVCG Holdings LLC(7)	Commercial printer	Membership interests (56.53% interest)		10/12/2007	6,600	8,500		(5)
National Print Group, Inc.	Printing management services	Senior secured revolving loan ($2,736 par due 3/2012)	8.25% (Base Rate + 5.00%/D)	3/2/2006	2,736	2,462	$0.90	(15)
		Senior secured loan ($8,623 par due 3/2012)	7.50% (Base Rate + 4.25%/D)	3/2/2006	8,623	7,761	$0.90	(3)(15)
		Preferred stock (9,344 shares)		3/2/2006	2,000	—	$—	(5)
The Teaching Company, LLC and The Teaching Company Holdings, Inc.(11)	Education media provider	Senior secured loan ($18,000 par due 9/2012)	11.70%	9/29/2006	18,000	17,100	$0.95	(2)
		Senior secured loan ($10,000 par due 9/2012)	11.70%	9/29/2006	10,000	9,500	$0.95	(3)
		Preferred stock (29,969 shares)		9/29/2006	2,997	3,996	$133.34	(5)
		Common stock (15,393 shares)		9/29/2006	3	4	$0.26	(5)

					109,047	75,595			6.90%

Manufacturing
Arrow Group Industries, Inc.	Residential and outdoor shed manufacturer	Senior secured loan ($5,616 par due 4/2010)	6.46% (Libor + 5.00%/Q)	3/28/2005	5,647	5,372	$0.96	(3)(15)
Emerald Performance Materials, LLC	Polymers and performance materials manufacturer	Senior secured loan ($9,018 par due 5/2011)	8.25% (Libor + 4.25%/A)	5/16/2006	9,018	8,567	$0.95	(3)(15)
		Senior secured loan ($626 par due 5/2011)	6.75% (Base Rate + 3.50%/D)	5/16/2006	626	595	$0.95	(3)(15)
		Senior secured loan ($536 par due 5/2011)	8.25% (Libor + 4.25%/A)	5/16/2006	536	509	$0.95	(3)(15)
		Senior secured loan ($1,523 par due 5/2011)	10.00% (Libor + 6.00%/A)	5/16/2006	1,523	1,447	$0.95	(3)(15)
		Senior secured loan ($81 par due 5/2011)	10.00% (Libor + 6.00%/A)	5/16/2006	81	77	$0.95	(3)(15)
		Senior secured loan ($4,537 par due 5/2011)	10.00% Cash, 3.00% PIK	5/16/2006	4,546	4,319	$0.95	(2)(4)
		Senior secured loan ($241 par due 5/2011)	10.00% Cash, 3.00% PIK	5/16/2006	241	229	$0.95	(2)(4)
Qualitor, Inc.	Automotive aftermarket components supplier	Senior secured loan ($1,756 par due 12/2011)	5.46% (Libor + 4.00%/Q)	12/29/2004	1,752	1,664	$0.95	(3)
		Senior secured loan ($5 par due 12/2011)			5	5	1.00	(3)
		Junior secured loan ($5,000 par due 6/2012)	8.46% (Libor + 7.00%/Q)	12/29/2004	5,000	4,750	$0.95	(3)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Reflexite Corporation(7)	Developer and manufacturer of high-visibility reflective products	Senior subordinated loan ($10,253 par due 2/2015)	11.00% Cash, 3.00% PIK	2/28/2008	10,253	10,253	$1.00	(4)
		Common stock (1,821,860 shares)		3/28/2006	27,435	35,500	$19.49	(5)
Saw Mill PCG Partners LLC	Precision components manufacturer	Common units (1,000 units)		2/2/2007	1,000	0	$—	(5)
UL Holding Co., LLC	Petroleum product manufacturer	Common units (50,000 units)		4/25/2008	500	750	$15.00	(5)
		Common units (50,000 units)		4/25/2008	—	—	$—	(5)
Universal Trailer Corporation(6)	Livestock and specialty trailer manufacturer	Common stock (74,920 shares)		10/8/2004	7,930	—	$—	(5)

					76,093	74,037			6.76%

Aerospace & Defense
AP Global Holdings, Inc.	Safety and security equipment manufacturer	Senior secured loan ($7,898 par due 10/2013)	4.97% (Libor + 4.50%/M)	11/8/2007	7,799	7,121	$0.90	(3)
ILC Industries, Inc.	Industrial products provider	Junior secured loan ($12,000 par due 8/2012)	11.50%	6/27/2006	12,000	12,000	$1.00	(3)
Thermal Solutions LLC and TSI Group, Inc.	Thermal management and electronics packaging manufacturer	Senior secured loan ($871 par due 3/2011)	3.92% (Libor + 3.50%/M)	3/28/2005	871	836	$0.96	(3)
		Senior secured loan ($2,765 par due 3/2012)	4.42% (Libor + 4.00%/M)	3/28/2005	2,765	2,461	$0.89	(3)
		Senior subordinated notes ($2,117 par due 9/2012)	11.50% Cash, 2.75% PIK	3/28/2005	2,117	2,043	$0.97	(4)
		Senior subordinated notes ($3,342 par due 9/2012)	11.50% Cash, 2.75% PIK	3/28/2005	3,342	3,225	$0.96	(2)(4)
		Senior subordinated notes ($2,679 par due 3/2013)	11.50% Cash, 2.50% PIK	3/21/2006	2,679	2,599	$0.97	(2)(4)
		Preferred stock (71,552 shares)		3/28/2005	716	716	$10.00	(5)
		Common stock (1,460,246 shares)		3/28/2005	15	15	$0.01	(5)
Wyle Laboratories, Inc. and Wyle Holdings, Inc.	Provider of specialized engineering, scientific and technical services	Junior secured loan ($16,000 par due 7/2014)	8.96% (Libor + 7.50%/Q)	1/17/2008	16,000	15,200	$0.95
		Junior secured loan ($12,000 par due 7/2014)	8.96% (Libor + 7.50%/Q)	1/17/2008	12,000	11,400	$0.95	(3)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Common stock (246,279 shares)		1/17/2008	2,100	1,680	$6.82	(5)

					62,404	59,296			5.42%

Consumer Products—Non-Durable
Innovative Brands, LLC	Consumer products and personal care manufacturer	Senior secured loan ($9,901 par due 9/2011)	14.50%	10/12/2006	9,901	9,901	$1.00
		Senior secured loan ($9,139 par due 9/2011)	14.50%	10/12/2006	9,139	9,139	$1.00	(3)
Making Memories Wholesale, Inc.(6)	Scrapbooking branded products manufacturer	Senior secured loan ($21,509 par due 3/2011)	10.00% (Base Rate + 5.00%/D)	5/5/2005	11,953	12,087	$0.56	(14)
		Senior subordinated loan ($10,465 par due 5/2012)	12.00% Cash, 4.00% PIK	5/5/2005	10,465	—	$—	(4)(14)
		Preferred stock (4,259 shares)		5/5/2005	3,759	—	$—	(5)
Shoes for Crews, LLC	Safety footwear and slip-related mat manufacturer	Senior secured revolving loan ($1,000 par due 7/2010)	5.25% (Base Rate + 2.00%/D)	10/8/2004	1,000	1,000	$1.00
		Senior secured loan ($572 par due 7/2010)	5.31% (Libor + 3.50%/S)	10/8/2004	572	572	$1.00	(3)
		Senior secured loan ($88 par due 7/2010)	4.96% (Libor + 3.50%/Q)	10/8/2004	88	88	$1.00	(3)
The Thymes, LLC(7)	Cosmetic products manufacturer	Preferred stock (6,283 shares)	8.00% PIK	6/21/2007	6,283	5,026	$799.94	(4)
		Common stock (5,400 shares)		6/21/2007	—	—	$—	(5)
Wear Me Apparel, LLC(6)	Clothing manufacturer	Senior subordinated notes ($23,985 par due 4/2013)	17.50% PIK	4/2/2007	24,035	12,055	$0.50	(4)(14)
		Common stock (10,000 shares)		4/2/2007	10,000	—	$—	(5)

					87,195	49,868			4.55%

Telecommunications
American Broadband Communications, LLC and American Broadband Holding Company	Broadband communication services	Senior subordinated loan ($32,048 par due 11/2014)	10.00% Cash, 6.00% PIK	2/8/2008	32,048	32,048	$1.00	(4)
		Senior subordinated loan ($8,087 par due 11/2014)	10.00% Cash, 6.00% PIK	11/7/2007	8,087	8,087	$1.00	(4)
		Warrants to purchase 170 shares		11/7/2007	—	—	$—	(5)

					40,135	40,135			3.67%

Cargo Transport
The Kenan Advantage Group, Inc.	Fuel transportation provider	Senior subordinated notes ($25,266 par due 12/2013)	9.50% Cash, 3.50% PIK	12/15/2005	25,260	24,000	$0.95	(2)(4)
		Senior secured loan ($2,426 par due 12/2011)	4.46% (Libor + 3.00%/Q)	12/15/2005	2,425	2,183	$0.90	(3)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Preferred stock (10,984 shares)	8.00% PIK	12/15/2005	1,371	1,732	$157.68	(4)(5)
		Common stock (30,575 shares)		12/15/2005	31	41	$1.34	(5)

					29,087	27,956			2.55%

Containers-Packaging
Industrial Container Services, LLC(6)	Industrial container manufacturer, reconditioner and servicer	Senior secured revolving loan ($1,198 par due 9/2011)	5.75% (Base Rate + 2.50%/D)	6/21/2006	1,198	1,198	$1.00
		Senior secured revolving loan ($1,239 par due 9/2011)	4.47% (Libor + 4.00%/M)	6/21/2006	1,239	1,239	$1.00
		Senior secured loan ($42 par due 9/2011)	4.47% (Libor + 4.00%/B)	9/30/2005	42	42	$1.00	(2)
		Senior secured loan ($516 par due 9/2011)	4.46% (Libor + 4.00%/M)	6/21/2006	516	516	$1.00	(2)
		Senior secured loan ($7,902 par due 9/2011)	4.46% (Libor + 4.00%/M)	6/21/2006	7,902	7,902	$1.00	(3)
		Senior secured loan ($85 par due 9/2011)	5.20% (Libor + 4.00%/M)	6/21/2006	85	85	$1.00	(2)
		Senior secured loan ($1,309 par due 9/2011)	5.20% (Libor + 4.00%/M)	6/21/2006	1,309	1,309	$1.00	(3)
		Senior secured loan ($263 par due 9/2011)	5.20% (Libor + 4.00%/M)	6/21/2006	263	263	$1.00	(2)
		Senior secured loan ($4,028 par due 9/2011)	5.20% (Libor + 4.00%/M)	6/21/2006	4,028	4,028	$1.00	(3)
		Senior secured loan ($105 par due 9/2011)	5.88% (Libor + 4.00%/M)	6/21/2006	105	105	$1.00	(2)
		Senior secured loan ($1,611 par due 9/2011)	5.88% (Libor + 4.00%/M)	6/21/2006	1,611	1,611	$1.00	(3)
		Common stock (1,800,000 shares)		9/29/2005	1,800	9,100	$5.06	(5)

					20,098	27,398			2.50%

Computers and Electronics
RedPrairie Corporation	Software manufacturer	Junior secured loan ($3,300 par due 1/2013)	9.21% (Libor + 6.50%/Q)	7/13/2006	3,300	2,970	$0.90	(2)
		Junior secured loan ($12,000 par due 1/2013)	9.21% (Libor + 6.50%/Q)	7/13/2006	12,000	10,800	$0.90	(3)
X-rite, Incorporated	Color management solutions provider	Junior secured loan ($3,098 par due 7/2013)	13.63% (Libor + 10.38%/D)	7/6/2006	3,098	3,098	$1.00	(15)
		Junior secured loan ($7,744 par due 7/2013)	13.63% (Libor + 10.38%/D)	7/6/2006	7,744	7,744	$1.00	(3)(15)

					26,142	24,612			2.25%

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Health Clubs
Athletic Club Holdings, Inc.(13)	Premier health club operator	Senior secured loan ($1,000 par due 10/2013)	4.97% (Libor + 4.5%/M)	10/11/2007	1,000	880	$0.88
		Senior secured loan ($1,750 par due 10/2013)	8.88% (Libor + 4.5%/S)	10/11/2007	1,750	1,540	$0.88
		Senior secured loan ($12,486 par due 10/2013)	5.01% (Libor + 4.5%/M)	10/11/2007	12,486	10,988	$0.88	(2)
		Senior secured loan ($11,487 par due 10/2013)	5.01% (Libor + 4.5%/M)	10/11/2007	11,487	10,109	$0.88	(3)
		Senior secured loan ($14 par due 10/2013)	6.75% (Base Rate + 3.50/D)	10/11/2007	14	12	$0.86	(2)
		Senior secured loan ($13 par due 10/2013)	6.75% (Base Rate + 3.50/D)	10/11/2007	13	11	$0.85	(3)

					26,750	23,540			2.07%

Grocery
Planet Organic Health Corp.(8)	Organic grocery store operator	Junior secured loan ($860 par due 7/2014)	6.01% (Libor + 5.50%/M)	7/3/2007	860	817	$0.95
		Junior secured loan ($10,250 par due 7/2014)	6.01% (Libor + 5.50%/M)	7/3/2007	10,250	9,738	$0.95	(3)
		Senior subordinated loan ($10,900 par due 7/2012)	11.00% Cash, 2.00% PIK	7/3/2007	10,900	9,845	$0.90	(2)(4)

					22,010	20,400			1.86%

Consumer Products—Durable
Direct Buy Holdings, Inc. and Direct Buy Investors, LP(6)	Membership-based buying club franchisor and operator	Senior secured loan ($2,281 par due 11/2012)	4.97% (Libor + 4.50%/B)	12/14/2007	2,189	1,861	$0.82
		Partnership interests (19.31% interest)		11/30/2007	10,000	6,500		(5)

					12,189	8,361			0.76%

Housing—Building Materials
HB&G Building Products	Synthetic and wood product manufacturer	Senior subordinated loan ($8,956 par due 3/2011)	13.00% Cash, 6.00% PIK	10/8/2004	8,966	2,251	$0.25	(2)(4)(14)
		Common stock (2,743 shares)		10/8/2004	753	—	$—	(5)
		Warrants to purchase 4,464 shares		10/8/2004	653	—	$—	(5)

					10,372	2,251			0.00%

Total					$2,267,593	$1,972,977

(1)
Other than our investments in R3 Education, Inc., HCP Acquisition Holdings, LLC, Ivy Hill Middle Market Credit Fund, Ltd., LVCG Holdings LLC, Reflexite Corporation and The Thymes, LLC, we do not "Control" any of our portfolio companies, as defined in the Investment Company Act. In general, under the Investment Company Act, we would "Control" a portfolio company if we owned more than 25% of its outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company. All of our portfolio company investments are subject to legal restrictions on sales which as of December 31, 2008 represented 180% of the Company's net assets.

(2)
These assets are owned by the Company's wholly owned subsidiary Ares Capital CP, are pledged as collateral for the CP Funding Facility and, as a result, are not directly available to the creditors of the Company to satisfy any obligations of the Company other than Ares Capital CP's obligations under the CP Funding Facility (see Note 8 to the consolidated financial statements).

(3)
Pledged as collateral for the ARCC CLO. Unless otherwise noted, all other investments are pledged as collateral for the Revolving Credit Facility (see Note 8 to the consolidated financial statements).

(4)
Has a payment-in-kind interest feature (see Note 2 to the consolidated financial statements).

(5)
Non-income producing at December 31, 2008.

(6)
As defined in the Investment Company Act, we are an "Affiliate" of this portfolio company because we own 5% or more of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). Transactions during the period for the year ended December 31, 2008 in which the issuer was an Affiliate (but not a portfolio company that we "Control") are as follows (in thousands):

Company	Purchases	Redemptions (cost)	Sales (cost)	Interest income	Capital structuring service fees	Dividend income	Other income	Net realized gains/losses	Net unrealized gains/losses
Apple & Eve, LLC and US Juice Partners, LLC	$11,500	$10,814	$—	$4,634	$—	$—	$43	$40	$(12,383)
Carador, PLC	$—	$—	$—	$—	$—	$825	$—	$—	$(3,479)
Campus Management Corp. and Campus Management Acquisition Corp.	$69,193	$1,768	$—	$5,367	$1,540	$—	$112	$—	$3,048
CT Technologies Intermediate Holdings, Inc. and CT Technologies Holdings, LLC	$4,719	$56,822	$—	$2,573	$—	$—	$340	$100	$1,382
Daily Candy, Inc.	$—	$11,872	$10,806	$735	$—	$—	$—	$1,208	$—
Direct Buy Holdings, Inc. and Direct Buy Investors LP	$—	$219	$—	$192	$—	$—	$—	$9	$(3,828)
Firstlight Financial Corporation	$—	$—	$—	$5,854	$—	$—	$750	$—	$(36,991)
Imperial Capital Group, LLC	$584	$—	$—	$—	$—	$—	$—	$—	$—
Industrial Container Services, LLC	$6,939	$16,677	$—	$1,710	$—	$—	$120	$—	$4,100
Investor Group Services, LLC	$1,250	$1,500	$—	$24	$—	$—	$55	$—	$500
Making Memories Wholesale, Inc	$5,942	$1,114	$—	$199	$—	$—	$—	$—	$(6,668)
Pillar Holdings LLC and PHL Holding Co.	$15,807	$600	$31,865	$3,404	$281	$—	$167	$—	$1,500
Primis Marketing Group, Inc. and Primis Holdings, LLC	$—	$—	$—	$—	$—	$—	$—	$—	$(7,565)
Universal Trailer Corporation	$—	$—	$—	$—	$—	$—	$—	$—	$(700)
VSS-Tranzact Holdings, LLC	$—	$—	$—	$—	$—	$—	$—	$—	$(4,000)
Wastequip, Inc.	$—	$—	$—	$1,424	$—	$—	$—	$—	$(3,318)
Wear Me Apparel, LLC	$—	$—	$—	$2,416	$—	$—	$13	$—	$(14,055)
(7)
As defined in the Investment Company Act, we are an "Affiliate" of this portfolio company because we own 5% or more of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). In addition, as defined in the Investment Company Act, we "Control" this portfolio company because we own more than 25% of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). Transactions during the period for the year ended December 31, 2008 in which the issuer was both an Affiliate and a portfolio company that we Control are as follows (in thousands):

Company	Purchases	Redemptions (cost)	Sales (cost)	Interest income	Capital structuring service fees	Dividend income	Other income	Net realized gains/losses	Net unrealized gains/losses
HCP Acquisition Holdings, LLC	$8,567	$—	$—	$—	$—	$—	$—	$—	$(2,067)
Ivy Hill Middle Market Credit Fund, Ltd.	$—	$—	$—	$5,427	$—	$—	$1,528	$—	$(5,600)
LVCG Holdings, LLC	$—	$—	$—	$—	$—	$—	$100	$—	$(1,900)
R3 Education, Inc.	$62,600	$69,089	$—	$3,521	$2,900	$—	$65	$—	$4,393
Reflexite Corporation	$10,239	$—	$—	$928	$100	$—	$10	$—	$(19,166)
The Thymes, LLC	$—	$—	$1,450	$544	$—	$133	$—	$—	$(1,257)
(8)
Non-U.S. company or principal place of business outside the U.S. and as a result is not a qualifying asset under Section 55(a) of the Investment Company Act. Under the Investment Company Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets.

(9)
Non-registered investment company.

(10)
A majority of the variable rate loans to our portfolio companies bear interest at a rate that may be determined by reference to either Libor or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), at the borrower's option, which reset annually (A), semi-annually (S), quarterly (Q), bi-monthly (B), monthly (M) or daily (D). For each such loan, we have provided the interest rate in effect at December 31, 2008.

(11)
In addition to the interest earned based on the stated interest rate of this security, we are entitled to receive an additional interest amount of 2.50% on $22.2 million aggregate principal amount of the portfolio company's senior term debt previously syndicated by us.

(12)
Principal amount denominated in Canadian dollars has been translated into U.S. dollars (see Note 2 to the consolidated financial statements).

(13)
In addition to the interest earned based on the stated interest rate of this security, we are entitled to receive an additional interest amount of 2.50% on $25.0 million aggregate principal amount of the portfolio company's senior term debt previously syndicated by us.

(14)
Loan was on non-accrual status as of December 31, 2008.

(15)
Loan includes interest rate floor feature.

See accompanying notes to consolidated financial statements.

 ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2007

(dollar amounts in thousands, except per unit data)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Healthcare—Services
American Renal Associates, Inc.	Dialysis provider	Senior secured loan ($2,131 par due 12/2010)	8.36% (Libor + 3.25%/S)	12/14/05	$2,131	$2,131	$1.00	(3)
		Senior secured loan ($16 par due 12/2011)	8.45% (Libor + 3.25%/Q)	12/14/05	16	16	$1.00	(3)
		Senior secured loan ($197 par due 12/2010)	9.00% (Base Rate + 1.75%/D)	12/14/05	197	197	$1.00	(3)
		Senior secured loan ($5,770 par due 12/2011)	8.36% (Libor + 3.25%/S)	12/14/05	5,770	5,770	$1.00	(3)
		Senior secured loan ($28 par due 12/2011)	9.00% (Base Rate + 1.75%/D)	12/14/05	28	28	$1.00	(3)
		Senior secured loan ($262 par due 12/2011)	8.36% (Libor + 3.25%/S)	12/14/05	262	262	$1.00	(3)
		Senior secured loan ($2,620 par due 12/2011)	8.48% (Libor + 3.25% /Q)	12/14/05	2,620	2,620	$1.00	(3)
Capella Healthcare, Inc.	Acute care hospital operator	Junior secured loan ($19,000 par due 11/2013)	10.34% (Libor + 5.50%/Q)	12/1/05	19,000	19,000	$1.00
		Junior secured loan ($30,000 par due 11/2013)	10.34% (Libor + 5.50%/Q)	12/1/05	30,000	30,000	$1.00	(2)
CT Technologies Intermediate Holdings, Inc. and CT Technologies Holdings, LLC(6)	Healthcare information management services	Senior secured revolving loan ($810 par due 3/2012)	10.38% (Libor + 5.00%/Q)	6/15/07	810	810	$1.00
		Senior secured revolving loan ($810 par due 3/2012)	10.25% (Libor + 5.00%/M)	6/15/07	810	810	$1.00
		Senior secured revolving loan ($810 par due 3/2012)	10.15% (Libor + 5.00%/Q)	6/15/07	810	810	$1.00
		Senior secured loan ($13,000 par due 3/2012)	10.38% (Libor + 5.00%/S)	6/15/07	13,000	13,000	$1.00
		Senior secured loan ($4,000 par due 3/2012)	10.38% (Libor + 5.00%/S)	6/15/07	4,000	4,000	$1.00	(3)
		Senior secured loan ($6,500 par due 3/2012)	10.25% (Libor + 5.00%/M)	6/15/07	6,500	6,500	$1.00
		Senior secured loan ($2,000 par due 3/2012)	10.25% (Libor + 5.00%/M)	6/15/07	2,000	2,000	$1.00	(3)
		Senior secured loan ($19,500 par due 3/2012)	10.15% (Libor + 5.00%/Q)	6/15/07	19,500	19,500	$1.00
		Senior secured loan ($6,000 par due 3/2012)	10.15% (Libor + 5.00%/Q)	6/15/07	6,000	6,000	$1.00	(3)
		Preferred stock (6,000 shares)		6/15/07	6,000	6,000	$1,000.00	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Common stock (9,679 shares)		6/15/07	4,000	4,000	$413.27	(5)
		Common stock (1,546 shares)		6/15/07	—	—	$—	(5)
DSI Renal, Inc.	Dialysis provider	Senior subordinated note ($53,933 par due 4/2014)	12.00% Cash, 2.00% PIK	4/4/06	53,956	53,933	$1.00	(4)
		Senior subordinated note ($11,576 par due 4/2014)	12.00% Cash, 2.00% PIK	4/4/06	11,577	11,577	$1.00	(4)(3)
		Senior secured revolving loan ($3,360 par due 3/2013)	10.25% (Base Rate + 3.00%/D)	4/4/06	3,360	3,024	$0.90
		Senior secured revolving loan ($1,600 par due 3/2013)	8.19% (Libor + 3.00%/Q)	4/4/06	1,600	1,440	$0.90
		Senior secured revolving loan ($1,440 par due 3/2013)	8.13% (Libor + 3.00%/Q)	4/4/06	1,440	1,298	$0.90
GG Merger Sub I, Inc.	Drug testing services	Senior secured loan ($23,330 par due 12/2014)	9.00% (Libor + 4.00%/S)	12/14/07	22,286	23,330	$1.00
MPBP Holdings, Inc., Cohr Holdings, Inc. and MPBP Acquisition Co., Inc.	Healthcare equipment services	Junior secured loan ($20,000 par due 1/2014)	11.53% (Libor + 6.25%/Q)	1/31/07	20,000	15,000	$0.75
		Junior secured loan ($12,000 par due 1/2014)	11.53% (Libor + 6.25%/Q)	1/31/07	12,000	9,000	$0.75	(3)
		Common stock (50,000 shares)		1/31/07	5,000	2,500	$50.00	(5)
MWD Acquisition Sub, Inc.	Dental services	Junior secured loan ($5,000 par due 5/2012)	11.57% (Libor + 6.25%/Q)	5/3/07	5,000	5,000	$1.00
OnCURE Medical Corp.	Radiation oncology care provider	Senior subordinated note ($26,055 par due 8/2013)	11.00% Cash, 1.50% PIK	8/18/06	26,056	26,056	$1.00	(4)
		Common stock (857,143 shares)		8/18/06	3,000	3,000	$3.50	(5)
Triad Laboratory Alliance, LLC	Laboratory services	Senior subordinated note ($15,091 par due 12/2012)	12.00% cash, 1.75% PIK	12/21/05	15,091	15,091	$1.00	(4)
		Senior secured loan ($6,860 par due 12/2011)	8.08% (Libor + 3.25%/Q)	12/21/05	6,860	6,174	$0.90
		Senior secured loan ($2,940 par due 12/2011)	8.08% (Libor + 3.25%/Q)	12/21/05	2,940	2,646	$0.90	(3)

					313,620	302,523			26.85%

Financial
Abingdon Investments Limited(6)(8)(9)	Investment company	Ordinary shares (948,500 shares)		12/15/06	9,033	7,745	$8.17	(5)
Firstlight Financial Corporation(6)(9)	Investment company	Senior subordinated loan ($64,927 par due 12/2016)	10.00% PIK	12/31/06	64,944	64,944	$1.00	(4)
		Common stock (10,000 shares)		12/31/06	10,000	7,500	$750.00	(5)
		Common stock (30,000 shares)		12/31/06	30,000	22,500	$750.00	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Ivy Hill Middle Market Credit Fund, Ltd.(7)(8)(9)	Investment company	Class B deferrable interest notes ($40,000 par due 11/2018)	11.00% (Libor + 6.00%/Q)	11/20/07	40,000	40,000	$1.00
		Subordinated notes ($16,000 par due 11/2018)		11/20/07	16,000	16,000	$1.00	(5)
Imperial Capital Group, LLC(6)(9)	Investment banking services	Common units (7,710 units)		5/10/07	14,997	14,997	$1,945.16	(5)
		Common units (2,526 units)		5/10/07	3	3	$1.00	(5)
		Common units (315 units)		5/10/07	—	—	$1.00	(5)
Partnership Capital Growth Fund I, L.P.(9)	Investment partnership	Limited partnership interest (25% interest)		6/16/06	1,317	1,317		(5)

					186,294	175,006			15.53%

Business Services
Investor Group Services, LLC(16)	Financial services	Senior secured loan ($1,000 par due 6/2011)	12.00%	6/22/06	1,000	1,000	$1.00	(3)
		Limited liability company membership interest (10.00% interest)		6/22/06	—	—	$—	(5)
Miller Heiman, Inc.	Sales consulting services	Senior secured loan ($1,428 par due 6/2010)	8.31% (Libor + 3.25%/Q)	6/20/05	1,428	1,428	$1.00	(3)
		Senior secured loan ($3,977 par due 6/2012)	8.58% (Libor + 3.75%/Q)	6/20/05	3,977	3,977	$1.00	(3)
Pillar Holdings LLC and PHL Holding Co.(6)	Mortgage services	Senior secured revolving loan ($500 par due 11/2013)	10.37% (Libor + 5.50%/M)	11/20/07	500	500	$1.00
		Senior secured loan ($55,000 par due 11/2013)	10.33% (Libor + 5.50%/Q)	11/20/07	55,000	55,000	$1.00
		Common stock (97 shares)		11/20/07	4,000	4,000	$41,420.73	(5)
Primis Marketing Group, Inc. and Primis Holdings, LLC(6)	Database marketing services	Senior subordinated note ($10,222 par due 2/2013)	11.00% Cash, 2.50% PIK	8/24/06	10,222	8,586	$0.84	(2)(4)(14)
		Preferred units (4,000 units)		8/24/06	3,600	—	$—	(5)
		Common units (4,000,000 units)		8/24/06	400	—	$—	(5)
Prommis Solutions, LLC, E-Default Services, LLC, Statewide Tax and Title Services, LLC & Statewide Publishing Services, LLC (formerly known as MR Processing Holding Corp.)	Bankruptcy and foreclosure processing services	Senior subordinated note ($21,557 par due 2/2014)	11.50% Cash, 2.00% PIK	2/8/07	21,557	21,557	$1.00	(4)
		Senior subordinated note ($29,523 par due 2/2014)	11.50% Cash, 2.00% PIK	2/8/07	29,523	29,523	$1.00	(2)(4)
		Preferred stock (30,000 shares)		4/11/06	3,000	4,500	$150.00	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
R2 Acquisition Corp.	Marketing services	Common stock (250,000 shares)		5/29/07	250	250	$1.00	(5)
Summit Business Media, LLC	Business media consulting services	Junior secured loan ($10,000 par due 11/2013)	11.85% (Libor + 7.00%/M)	8/3/07	10,000	10,000	$1.00	(3)
VSS-Tranzact Holdings, LLC(6)	Management Consulting Services	Common membership interest (8.51% interest)		10/26/07	10,000	10,000		(5)

					154,457	150,321			13.34%

Printing, Publishing and Media
Canon Communications LLC	Print publications services	Junior secured loan ($7,525 par due 11/2011)	11.60% (Libor + 6.75%/M)	5/25/05	7,525	7,525	$1.00
		Junior secured loan ($4,250 par due 11/2011)	11.60% (Libor + 6.75%/M)	5/25/05	4,250	4,250	$1.00	(2)
		Junior secured loan ($12,000 par due 11/2011)	11.60% (Libor + 6.75%/M)	5/25/05	12,000	12,000	$1.00	(3)
Courtside Acquisition Corp.	Community newspaper publisher	Senior subordinated loan ($32,280 par due 6/2014)	15.00% PIK	6/29/07	32,280	32,280	$1.00	(4)
Daily Candy, Inc.(6)	Internet publication provider	Senior secured loan ($497 par due 5/2009)	9.72% (Libor + 5.00%/S)	5/25/06	573	497	$1.00
		Senior secured loan ($11,629 par due 5/2009)	9.72% (Libor + 5.00%/S)	5/25/06	13,399	11,629	$1.00	(3)
		Senior secured loan ($6 par due 5/2009)	9.72% (Libor + 5.00%/S)	5/25/06	5	4	$1.00
		Senior secured loan ($107 par due 5/2009)	9.72% (Libor + 5.00%/S)	5/25/06	122	106	$1.00	(3)
		Senior secured loan ($3 par due 5/2009)	9.84% (Libor + 5.00%/Q)	5/25/06	3	3	$1.00
		Senior secured loan ($66 par due 5/2009)	9.84% (Libor + 5.00%/Q)	5/25/06	76	66	$1.00	(3)
		Common stock (1,250,000 shares)		5/25/06	2,375	4,085	$3.27	(5)
		Warrants to purchase 1,381,578 shares		5/25/06	2,625	4,515	$3.27	(5)
LVCG Holdings LLC(7)	Commercial printer	Membership interest (56.53% interest)		10/12/07	6,600	6,600	$100.00	(5)
National Print Group, Inc.	Printing management services	Senior secured revolving loan ($835 par due 3/2012)	9.75% (Base Rate + 2.50%/D)	3/2/06	834	834	$1.00
		Senior secured revolving loan ($1,370 par due 3/2012)	8.75% (Libor + 3.50%/M)	3/2/06	1,370	1,370	$1.00
		Senior secured loan ($4,775 par due 3/2012)	8.33% (Libor + 3.50%/Q)	3/2/06	4,775	4,775	$1.00	(3)
		Senior secured loan ($5,111 par due 3/2012)	8.58% (Libor + 3.50%/Q)	3/2/06	5,111	5,111	$1.00	(3)
		Senior secured loan ($406 par due 8/2012)	12.09% (Libor + 7.00%/B)	3/2/06	406	406	$1.00	(3)
		Senior secured loan ($350 par due 8/2012)	11.96% (Libor + 7.00%/Q)	3/2/06	350	350	$1.00	(3)
		Preferred stock (9,344 shares)		3/2/06	2,000	2,000	$214.04	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
The Teaching Company, LLC and The Teaching Company Holdings, Inc.(11)	Education publications provider	Senior secured loan ($28,000 par due 9/2012)	10.50%	9/29/06	28,000	28,000	$1.00
		Preferred stock (29,969 shares)		9/29/06	2,997	3,996	$133.33	(5)
		Common stock (15,393 shares)		9/29/06	3	4	$0.27	(5)

					127,679	130,406			11.57%

Education
ELC Acquisition Corporation	Developer, manufacturer and retailer of educational products	Senior secured loan ($2,707 par due 11/2012)	9.18% (Libor + 3.75%/Q)	11/30/06	2,707	2,707	$1.00
		Senior secured loan ($355 par due 11/2012)	9.18% (Libor + 3.75%/Q)	11/30/06	355	355	$1.00	(3)
		Junior secured loan ($8,333 par due 11/2013)	12.11% (Libor + 7.00%/Q)	11/30/06	8,333	8,333	$1.00	(3)
Equinox EIC Partners, LLC and MUA Management Company, Ltd.(1)(7)	Medical school operator	Senior secured revolving loan ($3,000 par due 12/2012)	11.36% (Libor + 6.00%/Q)	4/3/07	3,000	3,000	$1.00
		Senior secured revolving loan ($3,139 par due 12/2012)	12.75% (Base Rate + 5.00%/D)	4/3/07	3,139	3,139	$1.00
		Senior secured revolving loan ($2,000 par due 12/2012)	12.75% (Base Rate + 5.00%/D)	4/3/07	2,000	2,000	$1.00
		Senior secured revolving loan ($2,000 par due 12/2012)	11.24% (Libor + 6.00%/Q)	4/3/07	2,000	2,000	$1.00
		Senior secured loan ($5,475 par due 12/2012)	10.86% (Libor + 6.00%/Q)	4/3/07	5,475	5,475	$1.00
		Senior secured loan ($14,113 par due 12/2012)	11.11% (Libor + 6.00%/Q)	9/21/07	14,112	14,112	$1.00
		Senior secured loan ($7,450 par due 12/2012)	11.21% (Libor + 6.00%/Q)	4/3/07	7,450	7,450	$1.00	(3)
		Common membership interest (26.27% interest)		9/21/07	15,000	15,000		(5)
Instituto de Banca y Comercio, Inc.(8)	Private school operator	Senior secured revolving loan ($1,125 par due 3/2014)	8.10% (Libor + 3.00%/M)	3/15/07	1,125	1,125	$1.00
		Senior secured loan ($12,378 par due 3/2014)	9.96% (Libor + 5.00%/Q)	3/15/07	12,378	12,378	$1.00
		Senior secured loan ($11,940 par due 3/2014)	9.96% (Libor + 5.00%/Q)	3/15/07	11,940	11,940	$1.00	(3)
Lakeland Finance, LLC	Private school operator	Senior secured note ($18,000 par due 12/2012)	11.50%	12/13/05	18,000	18,000	$1.00
		Senior secured note ($15,000 par due 12/2012)	11.50%	12/13/05	15,000	15,000	$1.00	(2)

					122,014	122,014			10.83%

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Retail
Apogee Retail, LLC	For-profit thrift retailer	Senior secured loan ($9,373 par due 3/2012)	10.39% (Libor + 5.25%/S)	3/27/07	9,374	9,374	$1.00
		Senior secured loan ($19,850 par due 3/2012)	10.39% (Libor + 5.25%/S)	3/27/07	19,850	19,850	$1.00	(2)
		Senior secured loan ($11,910 par due 3/2012)	10.39% (Libor + 5.25%/S)	3/27/07	11,910	11,910	$1.00	(3)
Savers, Inc. and SAI Acquisition Corporation	For-profit thrift retailer	Senior subordinated note ($28,281 par due 8/2014)	10.00% cash, 2.00% PIK	8/8/06	28,281	28,281	$1.00	(2)(4)
		Common stock (1,170,182 shares)		8/8/06	4,500	4,500	$3.85	(5)
Things Remembered, Inc. and TRM Holdings Corporation	Personalized gifts retailer	Senior secured loan ($4,632 par due 9/2012)	9.95% (Libor + 4.75%/M)	9/28/06	4,632	4,632	$1.00	(3)
		Senior secured loan ($120 par due 9/2012)	11.00% (Base Rate + 3.75%/D)	9/28/06	120	120	$1.00	(3)
		Senior secured loan ($14,000 par due 9/2012)	11.20% (Libor + 6.00%/M)	9/28/06	14,000	14,000	$1.00	(2)
		Senior secured loan ($14,000 par due 9/2012)	11.20% (Libor + 6.00%/M)	9/28/06	14,000	14,000	$1.00
		Senior secured loan ($7,200 par due 9/2012)	11.20% (Libor + 6.00%/M)	9/28/06	7,200	7,200	$1.00	(3)
		Preferred stock (80 shares)		9/28/06	1,800	1,800	$22,500.00	(5)
		Common stock (800 shares)		9/28/06	200	200	$250.00	(5)

					115,867	115,867			10.28%

Beverage, Food and Tobacco
3091779 Nova Scotia Inc.(12)	Baked goods manufacturer	Junior secured loan (Cdn$14,000 par due 11/2012)	11.50%	11/2/07	14,850	14,021	$1.00	(12)
		Warrants to purchase 57,545 shares			—	—	$—	(5)
Apple & Eve, LLC and US Juice Partners, LLC(6)	Juice manufacturer	Senior secured revolving loan ($1,846 par due 10/2013)	10.93% (Libor + 6.00%/M)	10/5/07	1,846	1,846	$1.00
		Senior secured revolving loan ($1,000 par due 10/2013)	10.93% (Libor + 6.00%/M)	10/5/07	1,000	1,000	$1.00
		Senior secured loan ($33,915 par due 10/2013)	10.93% (Libor + 6.00%/M)	10/5/07	33,915	33,915	$1.00
		Senior secured loan ($11,970 par due 10/2013)	10.93% (Libor + 6.00%/M)	10/5/07	11,970	11,970	$1.00	(3)
		Senior units (50,000 units)		10/5/07	5,000	5,000	$100.00	(5)
Best Brands Corporation	Baked goods manufacturer	Junior secured loan ($27,115 par due 6/2013)	17.23% (Libor + 12.00%/Q)	12/14/06	27,115	27,115	$1.02	(2)
		Junior secured loan ($12,168 par due 6/2013)	17.23% (Libor + 12.00%/Q)	12/14/06	12,168	12,168	$1.02	(3)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Charter Baking Company, Inc.	Baked goods manufacturer	Preferred stock (6,258 shares)		9/1/06	2,500	2,500	$399.49	(5)

					110,365	109,536			9.72%

Services—Other
American Residential Services, LLC	Plumbing, heating and air-conditioning services	Junior secured loan ($20,101 par due 4/2015)	10.00% Cash, 2.00% PIK	4/17/07	20,101	20,101	$1.00	(4)
Diversified Collection Services, Inc.	Collections services	Senior secured loan ($874 par due 8/2011)	10.60% (Libor + 5.75%/M)	2/2/05	769	761	$0.87
		Senior secured loan ($4,897 par due 8/2011)	10.60% (Libor + 5.75%/M)	2/2/05	4,897	4,260	$0.87	(3)
		Senior secured loan ($1,742 par due 2/2011)	13.35% (Libor + 8.50%/M)	2/2/05	1,742	1,359	$0.78	(2)
		Senior secured loan ($6,758 par due 8/2011)	13.35% (Libor + 8.50%/M)	2/2/05	6,758	5,271	$0.78	(3)
		Preferred stock (14,927 shares)		5/18/06	169	—	$—	(5)
		Common stock (114,004 shares)		2/2/05	295	—	$—	(5)
GCA Services Group, Inc.	Custodial services	Senior secured loan ($30,000 par due 12/2011)	12.00%	12/15/06	30,000	30,000	$1.00	(2)
		Senior secured loan ($12,000 par due 12/2011)	12.00%	12/15/06	12,000	12,000	$1.00	(3)
Growing Family, Inc. and GFH Holdings, LLC	Photography services	Senior secured revolving loan ($500 par due 8/2011)	8.02% (Libor + 3.00%/Q)	3/16/07	500	480	$0.96
		Senior secured revolving loan ($763 par due 8/2011)	8.26% (Libor + 3.00%/Q)	3/16/07	763	732	$0.96
		Senior secured loan ($367 par due 8/2011)	8.56% (Libor + 3.50%/Q)	3/16/07	367	352	$0.96
		Senior secured loan ($9,646 par due 8/2011)	8.56% (Libor + 3.50%/Q)	3/16/07	9,646	9,260	$0.96	(3)
		Senior secured loan ($71 par due 8/2011)	8.47% (Libor + 3.50%/Q)	3/16/07	71	68	$0.96
		Senior secured loan ($1,854 par due 8/2011)	8.47% (Libor + 3.50%/Q)	3/16/07	1,854	1,780	$0.96	(3)
		Senior secured loan ($3,575 par due 8/2011)	10.97% (Libor + 6.00%/Q)	3/16/07	3,576	3,147	$0.88
		Senior secured loan ($52 par due 8/2011)	10.97% (Libor + 6.00%/Q)	3/16/07	52	46	$0.88
		Common stock (552,430 shares)		3/16/07	872	90	$0.16	(5)
NPA Acquisition, LLC	Powersport vehicle auction operator	Junior secured loan ($12,000 par due 2/2013)	12.50% (Base Rate + 5.25%/D)	8/23/06	12,000	12,000	$1.00	(3)
		Common units (1,709 units)		8/23/06	1,000	1,500	$877.71	(5)

					107,432	103,207			9.16%

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Consumer Products—Non-Durable
Badanco Enterprises, Inc.	Luggage manufacturer	Senior secured revolving loan ($2,150 par due 1/2012)	10.50% (Base Rate + 3.25%/D)	1/24/07	2,150	2,150	$1.00
		Senior secured loan ($313 par due 1/2012)	10.50% (Base Rate + 3.25%/D)	1/24/07	312	312	$1.00	(3)
		Senior secured loan ($5,938 par due 1/2012)	9.37% (Libor + 4.50%/M)	1/24/07	5,937	5,937	$1.00	(3)
		Senior secured loan ($4,375 par due 1/2012)	9.39% (Libor + 4.50%/B)	1/24/07	4,375	4,375	$1.00	(3)
Innovative Brands, LLC	Consumer products and personal care manufacturer	Senior Secured Loan ($12,838 par due 9/2011)	11.13%	10/12/06	12,838	12,838	$1.00
		Senior Secured Loan ($11,880 par due 9/2011)	11.13%	10/12/06	11,880	11,880	$1.00	(3)
Making Memories Wholesale, Inc.(6)	Scrapbooking branded products manufacturer	Senior secured loan ($7,125 par due 3/2011)	9.75% (Base Rate + 2.50%/D)	5/5/05	7,125	7,125	$1.00	(3)
		Senior subordinated loan ($10,465 par due 5/2012)	12.00% cash, 4.00% PIK	5/5/05	10,465	6,802	$0.65	(2)(4)(14)
		Preferred stock (3,759 shares)		5/5/05	3,759	—	$—	(5)
Shoes for Crews, LLC	Safety footwear and slip-related mats	Senior secured revolving loan ($2,333 par due 7/2010)	9.25% (Base Rate + 2.00%/D)	6/16/06	2,333	2,333	$1.00
		Senior secured loan ($971 par due 7/2010)	7.72% (Libor + 3.00%/S)	10/8/04	971	971	$1.00	(3)
		Senior secured loan ($75 par due 7/2010)	9.25% (Base Rate + 2.00%/D)	10/8/04	75	75	$1.00	(3)
The Thymes, LLC(7)	Cosmetic products manufacturer	Preferred stock (7,188 shares)	8.00% PIK	6/21/07	7,189	7,189	$1,000.02	(4)
		Common stock (6,850 shares)		6/21/07	—	—	$—	(5)
Wear Me Apparel, LLC(6)	Clothing manufacturer	Senior subordinated notes ($22,500 par due 4/2013)	12.60% cash, 1.00% PIK	4/2/07	22,559	22,559	$1.00	(2)(4)
		Common stock (10,000 shares)		4/2/07	10,000	2,000	$200.00	(5)

					101,968	86,546			7.68%

Environmental Services
AWTP, LLC	Water treatment services	Junior secured loan ($1,608 par due 12/2012)	13.43% (Libor + 8.50%/Q)	12/23/05	1,612	1,612	$1.00
		Junior secured loan ($12,061 par due 12/2012)	13.43% (Libor + 8.50%/Q)	12/23/05	12,061	12,061	$1.00	(3)
Mactec, Inc.	Engineering and environmental services	Common stock (16 shares)		11/3/04	—	—	$20.78	(5)
		Common stock (5,556 shares)		11/3/04	—	116	$20.78	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Sigma International Group, Inc.	Water treatment parts manufacturer	Junior secured loan ($1,833 par due 10/13)	12.37% (Libor + 7.50%/Q)	10/11/07	1,834	1,833	$1.00
		Junior secured loan ($4,000 par due 10/13)	12.37% (Libor + 7.50%/Q)	10/11/07	4,000	4,000	$1.00	(3)
		Junior secured loan ($2,750 par due 10/13)	12.73% (Libor + 7.50/M)	11/1/07	2,750	2,750	$1.00
		Junior secured loan ($6,000 par due 10/13)	12.73% (Libor + 7.50/M)	11/1/07	6,000	6,000	$1.00	(3)
		Junior secured loan ($917 par due 10/13)	12.29% (Libor + 7.50%/S)	11/6/07	917	917	$1.00
		Junior secured loan ($2,000 par due 10/13)	12.29% (Libor + 7.50%/S)	11/6/07	2,000	2,000	$1.00	(3)
Waste Pro USA, Inc.	Waste management services	Senior subordinated loan ($25,000 par due 11/2013)	11.50%	11/9/06	25,000	25,000	$1.00	(2)
		Preferred stock (15,000 shares)	10.00% PIK	11/9/06	15,000	15,000	$1,000.00	(4)
		Warrants to purchase (882,671 shares)		11/9/06	—	4,000	$4.53	(5)
Wastequip, Inc.(6)	Waste management equipment manufacturer	Senior subordinated loan ($12,602 par due 2/2015)	12.00%	2/5/07	12,731	10,211	$0.81
		Common stock (13,889 shares)		2/2/07	1,389	694	$50.00	(5)

					85,294	86,194			7.65%

Manufacturing
Arrow Group Industries, Inc.	Residential and outdoor shed manufacturer	Senior secured loan ($5,616 par due 4/2010)	10.20% (Libor + 5.00%/Q)	3/28/05	5,649	5,616	$1.00	(3)
Emerald Performance Materials, LLC	Polymers and performance materials manufacturer	Senior secured loan ($10,164 par due 5/2011)	9.00% (Base Rate + 1.75%/D)	5/16/06	10,164	10,164	$1.00	(3)
		Senior secured loan ($1,523 par due 5/2011)	10.75% (Base Rate + 3.50%/D)	5/16/06	1,523	1,523	$1.00	(3)
		Senior secured loan ($4,411 par due 5/2011)	13.00%	5/16/06	4,422	4,422	$1.00
Qualitor, Inc.	Automotive aftermarket components supplier	Senior secured loan ($1,775 par due 12/2011)	9.08% (Libor + 4.25%/Q)	12/29/04	1,775	1,775	$1.00	(3)
		Junior secured loan ($5,000 par due 6/2012)	12.08% (Libor + 7.25%/Q)	12/29/04	5,000	5,000	$1.00	(3)
Reflexite Corporation(7)	Developer and manufacturer of high-visibility reflective products	Common Stock (1,821,860 shares)		3/28/06	27,435	54,666	$30.01	(5)
Saw Mill PCG Partners LLC	Precision components manufacturer	Common units (1,000 units)		2/2/07	1,000	400	$400.00	(5)
Universal Trailer Corporation(6)	Livestock and specialty trailer manufacturer	Common stock (50,000 shares)		10/8/04	6,425	485	$9.69	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Warrants to purchase 22,208 shares		10/8/04	1,506	215	$9.69	(5)

					64,899	84,266			7.48%

Restaurants
ADF Capital, Inc. & ADF Restaurant Group, LLC	Restaurant owner and operator	Senior secured revolving loan ($2,000 par due 11/2013)	8.88% (Libor + 3.50%/Q)	11/27/06	2,000	2,000	$1.00
		Senior secured revolving loan ($2,237 par due 11/2013)	9.75% (Base Rate + 2.50%/D)	11/27/06	2,237	2,237	$1.00
		Senior secured loan ($19,606 par due 11/2012)	13.88% (Libor + 8.50%/Q)	11/27/06	19,606	19,606	$1.00
		Senior secured loan ($990 par due 11/2012)	13.88% (Libor + 8.50%/Q)	11/27/06	990	990	$1.00	(2)
		Senior secured loan ($14,054 par due 11/2012)	13.88% (Libor + 8.50%/Q)	11/27/06	14,054	14,054	$1.00	(3)
		Promissory note ($10,713 par due 11/2016)	10.00% PIK	6/1/06	10,713	10,725	$1.00	(4)
		Warrants to purchase (.61 shares)		6/1/06	—	—	$—	(5)
Encanto Restaurants, Inc.(8)	Restaurant owner and operator	Junior secured loan ($24,352 par due 8/2013)	7.50% Cash, 3.50% PIK	8/16/06	24,352	24,352	$1.00	(4)
		Junior secured loan ($1,015 par due 8/2013)	7.50% Cash, 3.50% PIK	8/16/06	1,015	1,015	$1.00	(3)(4)

					74,967	74,979			6.66%

Containers—Packaging
Captive Plastics, Inc.	Plastics container manufacturer	Junior secured loan ($3,500 par due 2/2012)	12.34% (Libor + 7.25%/Q)	12/19/05	3,500	3,500	$1.00
		Junior secured loan ($12,000 par due 2/2012)	12.34% (Libor + 7.25%/Q)	12/19/05	12,000	12,000	$1.00	(3)
Industrial Container Services, LLC(6)	Industrial container manufacturer, reconditioner and servicer	Senior secured revolving loan ($1,859 par due 9/2011)	10.25% (Base Rate + 3.00%/D)	6/21/06	1,859	1,859	$1.00
		Senior secured revolving loan ($4,130 par due 9/2011)	8.93% (Libor + 4.00%/M)	6/21/06	4,130	4,130	$1.00
		Senior secured loan ($5,897 par due 9/2011)	8.93% (Libor + 4.00%/M)	9/30/05	5,897	5,897	$1.00
		Senior secured loan ($990 par due 9/2011)	8.93% (Libor + 4.00%/M)	6/21/06	990	990	$1.00	(2)
		Senior secured loan ($15,161 par due 9/2011)	8.93% (Libor + 4.00%/M)	6/21/06	15,161	15,161	$1.00	(3)
		Common stock (1,800,000 shares)		9/29/05	1,800	5,000	$2.78	(5)

					45,337	48,537			4.31%

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Aerospace & Defense
AP Global Holdings, Inc.	Safety and security equipment manufacturer	Senior secured loan ($20,000 par due 10/2013)	9.73% (Libor + 4.50%/M)	11/8/07	19,607	20,000	$1.00
ILC Industries, Inc.	Industrial products provider	Junior secured loan ($12,000 par due 8/2012)	11.50%	6/27/06	12,000	12,000	$1.00	(3)
Thermal Solutions LLC and TSI Group, Inc.	Thermal management and electronics packaging manufacturer	Senior secured loan ($2,797 par due 3/2012)	10.50% (Base Rate + 3.25%/D)	3/28/05	2,797	2,752	$0.98	(3)
		Senior secured loan ($1,182 par due 3/2011)	10.00% (Base Rate + 2.75%/D)	3/28/05	1,182	1,164	$0.98	(3)
		Senior subordinated notes ($2,049 par due 9/2012)	11.50% cash, 2.75% PIK	3/28/05	2,068	2,017	$0.98	(4)
		Senior subordinated notes ($3,235 par due 9/2012)	11.50% cash, 2.75% PIK	3/28/05	3,237	3,185	$0.98	(2)(4)
		Senior subordinated notes ($2,613 par due 3/2013)	11.50% cash, 2.50% PIK	3/21/06	2,613	2,517	$0.96	(2)(4)
		Preferred stock (71,552 shares)		3/28/05	716	693	$9.69	(5)
		Common stock (1,460,246 shares)		3/28/05	15	14	$0.01	(5)

					44,235	44,342			3.94%

Computers and Electronics
RedPrairie Corporation	Software manufacturer	Junior secured loan ($6,500 par due 1/2013)	11.39% (Libor + 6.50%/Q)	7/13/06	6,500	6,500	$1.00
		Junior secured loan ($12,000 par due 1/2013)	11.39% (Libor + 6.50%/Q)	7/13/06	12,000	12,000	$1.00	(3)
X-rite, Incorporated	Artwork software manufacturer	Junior secured loan ($4,800 par due 7/2013)	12.38% (Libor + 7.50%/Q)	7/6/06	4,800	4,800	$1.00
		Junior secured loan ($12,000 par due 7/2013)	12.38% (Libor + 7.50%/Q)	7/6/06	12,000	12,000	$1.00	(3)

					35,300	35,300			3.13%

Health Clubs
Athletic Club Holdings, Inc.(13)	Premier health club operator	Senior secured loan ($29,424 par due 10/2013)	9.63% (Libor + 4.50%/Q)	10/11/07	29,424	29,424	$1.00
		Senior secured loan ($4,488 par due 10/2013)	9.63% (Libor + 4.50%/Q)	10/11/07	4,488	4,488	$1.00	(3)
		Senior secured loan ($50 par due 10/2013)	9.47% (Libor + 4.50%/Q)	10/11/07	50	50	$1.00
		Senior secured loan ($8 par due 10/2013)	9.47% (Libor + 4.50%/Q)	10/11/07	8	8	$1.00	(3)
		Senior secured loan ($26 par due 10/2013)	10.75% (Libor + 3.50%/Q)	10/11/07	26	26	$1.00
		Senior secured loan ($4 par due 10/2013)	10.75% (Libor + 3.50%/Q)	10/11/07	4	4	$1.00	(3)

					34,000	34,000			3.02%

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Grocery
Planet Organic Health Corp.(8)	Organic grocery store operator	Senior secured loan ($7,000 par due 7/2014)	10.45% (Libor + 5.50%/Q)	7/3/07	7,000	7,000	$1.00
		Senior secured loan ($10,500 par due 7/2014)	10.45% (Libor + 5.50%/Q)	7/3/07	10,500	10,500	$1.00	(3)
		Senior subordinated loan ($9,332 par due 7/2012)	11.00% Cash, 2.00% PIK	7/3/07	9,332	9,332	$1.00	(4)

					26,832	26,832			2.38%

Cargo Transport
The Kenan Advantage Group, Inc.	Fuel transportation provider	Senior subordinated notes ($9,524 par due 12/2013)	9.50% cash, 3.50% PIK	12/15/05	9,524	9,524	$1.00	(2)(4)
		Senior secured loan ($2,450 par due 12/2011)	7.58% (Libor + 2.75%/Q)	12/15/05	2,450	2,205	$0.90	(3)
		Preferred stock (10,984 shares)		12/15/05	1,098	1,293	$117.72	(5)
		Common stock (30,575 shares)		12/15/05	31	36	$1.18	(5)

					13,103	13,058			1.16%

Consumer Products—Durable
Direct Buy Holdings, Inc. and Direct Buy Investors LP(6)	Membership-based buying club franchisor and operator from the manufacturer	Senior secured loan ($2,500 par due 11/2012)	9.74% (Libor + 4.50%/M)	12/14/07	2,400	2,400	$0.96
		Partnership interests (19.31% interest)		11/30/07	10,000	10,000	$100.00	(5)

					12,400	12,400			1.10%

Housing—Building Materials
HB&G Building Products	Synthetic and wood product manufacturer	Senior subordinated loan ($8,838 par due 3/2011)	13.00% cash, 3.00% PIK	10/8/04	8,826	8,839	$1.00	(2)(4)
		Common stock (2,743 shares)		10/8/04	753	377	$137.24	(5)
		Warrants to purchase 4,464 shares		10/8/04	653	326	$73.09	(5)

					10,232	9,542			0.85%

Telecommunications
American Broadband Communications, LLC and American Broadband Holding Company	Broadband communication services	Senior subordinated loan ($9,327 par due 11/2014)	8.00% cash, 8.00% PIK	11/7/07	9,327	9,327	$1.00	(4)
		Warrants to purchase 170 shares		11/7/07	—	—	$—	(5)

					9,327	9,327			0.83%

Total					$1,795,621	$1,774,202

(1)
Other than our investments in Equinox EIC Partners, LLC, Ivy Hill Middle Market Credit Fund, Ltd., LVCG Holdings LLC, Reflexite Corporation and The Thymes, LLC, we do not "Control" any of our portfolio companies, as defined in the Investment Company Act. In general, under the Investment Company Act, we would "Control" a portfolio company if we owned more than 25% of its outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company. All of our portfolio company investments are subject to legal restriction on sales which as of December 31, 2007 represented 158% of the Company's net assets.

(2)
Pledged as collateral for the CP Funding Facility and unless otherwise noted, all other investments are pledged as collateral for the Revolving Credit Facility (see Note 8 to the consolidated financial statements).

(3)
Pledged as collateral for the ARCC CLO and unless otherwise noted, all other investments are pledged as collateral for the Revolving Credit Facility (see Note 8 to the consolidated financial statements).

(4)
Has a payment-in-kind interest feature (see Note 2 to the consolidated financial statements).

(5)
Non-income producing at December 31, 2007.

(6)
As defined in the Investment Company Act, we are an "Affiliate" of this portfolio company because we own 5% or more of the portfolio company's outstanding voting securities. Transactions during the period for the year ended December 31, 2007 in which the issuer was an Affiliate (but not a portfolio company that we "Control") are as follows:

Company	Purchases	Redemptions (cost)	Sales (cost)	Interest income	Capital structuring service fees	Dividend income	Other income	Net realized gains/losses	Net unrealized gains/losses
Abingdon Investments Limited	$—	$—	$—	$—	$—	$1,224	$—	$—	$(1,288)
Apple & Eve, LLC and US Juice Partners, LLC	$74,846	$115	$21,000	$1,648	$1,353	$—	$13	$—	$—
CT Technologies Intermediate Holdings, Inc. and CT Technologies Holdings, LLC	$135,930	$—	$72,500	$3,571	$2,598	$—	$149	$—	$—
Daily Candy, Inc.	$—	$2,569	$10,000	3,068	$—	$—	$—	$—	$2,654
Direct Buy Holdings, Inc. and Direct Buy Investors LP	$12,400	$—	$—	$12	$—	$—	$—	$—	$—
Firstlight Financial Corporation	$40,000	$—	$—	$4,944	$38	$—	$750	$—	$(10,000)
Imperial Capital Group, LLC	$15,000	$—	$—	$—	$300	$201	$—	$—	$—
Industrial Container Services, LLC	$9,665	$9,476	$16,000	$3,171	$—	$—	$154	$—	$3,200
Investor Group Services, LLC	$400	$1,400	$—	$301	$—	$—	$38	$—	$—
Pillar Holdings LLC and PHL Holding Co.	$59,500	$—	$—	$678	$1,056	$—	$15	$—	$—
Primis Marketing Group, Inc. and Primis Holdings, LLC	$—	$—	$—	$861	$—	$—	$—	$—	$(5,636)
Making Memories Wholesale, Inc.	$—	$633	$—	$1,999	$—	$—	$—	$—	$(4,983)
Universal Trailer Corporation	$—	$—	$—	$—	$—	$—	$—	$—	$(7,230)
VSS-Tranzact Holdings, LLC	$10,000	$—	$—	$—	$—	$—	$—	$—	$—
Wastequip, Inc.	$13,889	$27,000	$—	$1,118	$—	$—	$—	$—	$(3,215)
Wear Me Apparel, LLC	$32,500	$—	$—	$2,321	$325	$63	$25	$—	$(8,000)
(7)
As defined in the Investment Company Act, we are an "Affiliate" of this portfolio company because we own 5% or more of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). In addition, as defined in the Investment Company Act, we "Control" this portfolio company because we own more than 25% of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). Transactions during the period for the year ended December 31, 2007 in which the issuer was both an Affiliate and a portfolio company that we Control are as follows:

Company	Purchases	Redemptions (cost)	Sales (cost)	Interest income	Capital structuring service fees	Dividend income	Other income	Net realized gains/losses	Net unrealized gains/losses
Equinox EIC Partners, LLC	$94,239	$32,270	$22,500	$3,796	$2,734	$—	$19	$3,488	$—
Ivy Hill Middle Market Credit Fund, Ltd.	$56,000	$—	$—	$501	$—	$—	$45	$—	$—
LVCG Holdings, LLC	$6,600	$—	$—	$—	$—	$—	$—	$—	$—
Reflexite Corporation	$1,752	$10,682	$—	$452	$—	$121	$—	$320	$27,231
The Thymes, LLC	$6,925	$—	$75	$339	$165	$—	$—	$—	$—
(8)
Non-U.S. company or principal place of business outside the U.S. and as a result is not a qualifying asset under Section 55(a) of the Investment Company Act. Under the Investment Company Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets.

(9)
Non-registered investment company.

(10)
A majority of the variable rate loans to our portfolio companies bear interest at a rate that may be determined by reference to either Libor or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), at the borrower's option, which reset semi-annually (S), quarterly (Q), bi-monthly (B) monthly (M) or daily (D). For each such loan, we have provided the current interest rate in effect at December 31, 2007.

(11)
In addition to the interest earned based on the stated interest rate of this security, we are entitled to receive an additional interest amount of 2.50% on $23.3 million aggregate principal amount of the portfolio company's senior term debt previously syndicated by us.

(12)
Principal amount denominated in Canadian dollars has been translated into U.S. dollars (see Note 2).

(13)
In addition to the interest earned based on the stated interest rate of this security, we are entitled to receive an additional interest amount of 2.50% on $25.0 million aggregate principal amount of the portfolio company's senior term debt previously syndicated by us.

(14)
Loan was on non-accrual status as of December 31, 2007.

See accompanying notes to consolidated financial statements.

 ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(dollar amounts in thousands, except per share data)

	Common Stock			Accumulated Undistributed Net Investment Income	Accumulated Net Realized Gain on Sale of Investments	Net Unrealized (Depreciation) Appreciation of Investments
			Capital in Excess of Par Value				Total Stockholders' Equity
	Shares	Amount
Balance at December 31, 2005	37,909,484	$38	$559,193	$—	$5,765	$4,617	$569,613

Issuance of common stock from add-on offerings (net of offering and underwriting costs)	13,511,250	14	211,739	—	—	—	211,753
Shares issued in connection with dividend reinvestment plan	615,793	—	10,702	—	—	—	10,702
Net increase in stockholders' equity resulting from operations	—	—	—	56,632	27,616	(14,553)	69,695
Dividend declared ($1.64 per share)	—	—	—	(56,632)	(15,697)	—	(72,329)
Tax reclassification of stockholders' equity in accordance with generally accepted accounting principles	—	—	3,559	7,038	(10,597)	—	—

Balance at December 31, 2006	52,036,527	$52	$785,193	$7,038	$7,087	$(9,936)	$789,434

Issuance of common stock from add-on offerings (net of offering and underwriting costs)	19,961,578	20	344,146	—	—	—	344,166
Shares issued in connection with dividend reinvestment plan	685,985	1	11,613	—	—	—	11,614
Net increase in stockholders' equity resulting from operations	—	—	—	94,949	6,544	(10,661)	90,832
Dividend declared ($1.66 per share)	—	—	—	(97,864)	(13,631)	—	(111,495)
Tax reclassification of stockholders' equity in accordance with generally accepted accounting principles	—	—	(4,353)	2,882	1,471	—	—

Balance at December 31, 2007	72,684,090	$73	$1,136,599	$7,005	$1,471	$(20,597)	$1,124,551

Issuance of common stock from transferable rights offering (net of offering and dealer manager costs)	24,228,030	24	259,777	—	—	—	259,801
Shares issued in connection with dividend reinvestment plan	240,700	—	2,922	—	—	—	2,922
Net decrease in stockholders' equity resulting from operations	—	—	—	126,992	6,371	(272,818)	(139,455)
Dividend declared ($1.68 per share)	—	—	—	(145,098)	(7,842)	—	(152,940)
Tax reclassification of stockholders' equity in accordance with generally accepted accounting principles	—	—	(3,340)	3,464	(124)	—	—

Balance at December 31, 2008	97,152,820	$97	$1,395,958	$(7,637)	(124)	$(293,415)	$1,094,879

See accompanying notes to consolidated financial statements.

ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollar amounts in thousands)

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
OPERATING ACTIVITIES:
Net (decrease) increase in stockholders' equity resulting from operations	$(139,455)	$90,832	$69,695
Adjustments to reconcile net (decrease) increase in stockholders' equity resulting from operations to net cash used by operating activities:
Net realized gains from investment and foreign currency transactions	(6,557)	(6,544)	(27,616)
Net unrealized (losses) from investment and foreign currency transactions	272,818	10,661	14,553
Net accretion of discount on securities	(1,307)	(1,266)	(673)
Increase in accrued payment-in-kind dividends and interest	(32,816)	(16,231)	(6,289)
Amortization of debt issuance costs	2,210	1,858	1,822
Depreciation	503	410	259
Proceeds from sale and redemption of investments	497,285	725,181	458,244
Purchases of investments	(925,945)	(1,311,301)	(1,033,016)
Changes in operating assets and liabilities:
Interest receivable	6,183	(13,609)	(4,293)
Other assets	(2,009)	(917)	(2,336)
Management and incentive fees payable	19,948	556	9,007
Accounts payable and accrued expenses	1,035	3,488	805
Interest and facility fees payable	(900)	2,725	1,731
Interest payable to the Investment Adviser	—	—	(154)

Net cash used by operating activities	(309,007)	(514,157)	(518,261)

FINANCING ACTIVITIES:
Net proceeds from issuance of common stock	259,801	344,166	211,753
Borrowings on debt	951,000	713,350	977,000
Repayments on credit facility payable	(721,200)	(513,000)	(513,000)
Credit facility financing costs	(3,139)	(875)	(5,574)
Underwriting costs payable to the Investment Adviser	—	—	(2,475)
Dividends paid in cash	(109,214)	(99,882)	(74,516)

Net cash provided by financing activities	377,248	443,759	593,188

CHANGE IN CASH AND CASH EQUIVALENTS	68,241	(70,398)	74,927
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	21,142	91,540	16,613

CASH AND CASH EQUIVALENTS, END OF PERIOD	$89,383	$21,142	$91,540

Supplemental Information:
Interest paid during the period	$34,421	$31,752	$14,358
Taxes paid during the period	$1,601	$1,272	$4,519
Dividends declared during the period	$152,940	$111,495	$72,329

See accompanying notes to consolidated financial statements.

 ARES CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2008

(dollar amounts in thousands, except per share data and as otherwise indicated)

1.     ORGANIZATION

              Ares Capital Corporation (the "Company" or "ARCC" or "we") is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. We have elected to be regulated as a business development company under the Investment Company Act of 1940 (the "Investment Company Act"). We were incorporated on April 16, 2004 and were initially funded on June 23, 2004. On October 8, 2004, we completed our initial public offering (the "IPO"). On the same date, we commenced substantial investment operations.

              The Company has elected to be treated as a regulated investment company, or a "RIC", under subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") and operates in a manner so as to qualify for the tax treatment applicable to RICs. Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component like warrants, and, to a lesser extent, in equity investments in private middle-market companies.

              We are externally managed by Ares Capital Management LLC (the "investment adviser"), an affiliate of Ares Management LLC ("Ares Management"), an independent international investment management firm. Ares Operations LLC ("Ares Administration" or the "administrator"), an affiliate of Ares Management, provides the administrative services necessary for us to operate (the "Administration Agreement").

2.     SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

              The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States, and include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements reflect all adjustments and reclassifications which, in the opinion of management, are necessary for the fair presentation of the results of the operations and financial condition as of and for the periods presented. All significant intercompany balances and transactions have been eliminated.

    Cash and Cash Equivalents

              Cash and cash equivalents include short-term, liquid investments in a money market fund. Cash and cash equivalents are carried at cost which approximates fair value.

    Concentration of Credit Risk

              The Company places its cash and cash equivalents with financial institutions and, at times, cash held in money market accounts may exceed the Federal Deposit Insurance Corporation insured limit.

    Investments

              Investment transactions are recorded on the trade date. Realized gains or losses are computed using the specific identification method. Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, we look at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available (i.e., substantially all of our investments) are valued at fair value as determined in good faith by our board of directors, based on the input of our management and audit committee and independent valuation firms that have been engaged at the direction of the board to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing 12 month period and under a valuation policy and a consistently applied valuation process. The valuation process is conducted at the end of each fiscal quarter, with approximately 50% (based on value) of our valuations of portfolio companies without readily available market quotations subject to review by an independent valuation firm.

              As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (an estimate of the total fair value of the portfolio company's debt and equity), the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison of the portfolio company's securities to publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation.

              Because there is not a readily available market value for most of the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by our board of directors, based on the input of our management and audit committee and independent valuation firms under a valuation policy and a consistently applied valuation process. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize significantly less than the value at which we have recorded it.

              In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

              With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:

  •
  Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals responsible for the portfolio investment in conjunction with our portfolio management team.

  •
  Preliminary valuation conclusions are then documented and discussed by our management.

  •
  The audit committee of our board of directors reviews these preliminary valuations, as well as the input of independent valuation firms with respect to the valuations of approximately 50% (based on value) of our portfolio companies without readily available market quotations.

  •
  The board of directors discusses valuations and determines the fair value of each investment in our portfolio without a readily available market quotation in good faith based on the input of our management and audit committee and independent valuation firms.

              Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), which expands the application of fair value accounting for investments (see Note 9 to the consolidated financial statements).

    Interest Income Recognition

              Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discounts and premiums on securities purchased are accreted/amortized over the life of the respective security using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortization of premiums.

              Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management's judgment, are likely to remain current. The Company may make exceptions to this if the loan has sufficient collateral value and is in the process of collection. As of December 31, 2008, 4.4% of total investments at amortized cost (or 1.6% at fair value), were on non-accrual status. As of December 31, 2007, 1.2% of total investments at amortized cost or (0.9% at fair value), were placed on non-accrual status.

    Payment-in-Kind Interest

              The Company has loans in its portfolio that contain a payment-in-kind ("PIK") provision. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as interest income. To maintain the Company's status as a RIC, this non-cash source of income must be paid out to stockholders in the form of dividends, even though the Company has not yet collected the cash. For the years ended December 31, 2008, 2007 and 2006, $32,816, $16,231, and $6,289, respectively, in PIK income were recorded.

    Capital Structuring Service Fees and Other Income

              The Company's Investment Adviser seeks to provide assistance to our portfolio companies in connection with the Company's investments and in return the Company may receive fees for capital structuring services. These fees are normally paid at the closing of the investments, are generally non-recurring and are recognized as revenue when earned upon closing of the investment. The services that the Company's Investment Adviser provides vary by investment, but generally consist of reviewing existing credit facilities, arranging bank financing, arranging equity financing, structuring financing from multiple lenders, structuring financing from multiple equity investors, restructuring existing loans, raising equity and debt capital, and providing general financial advice, which concludes upon closing of the investment. Any services of the above nature subsequent to the closing would generally generate a separate fee payable to the Company. In certain instances where the Company is invited to participate as a co-lender in a transaction and does not provide significant services in connection with the investment, a portion of loan fees paid to the Company in such situations will be deferred and amortized over the estimated life of the loan. The Company's Investment Adviser may also take a seat on the board of directors of a portfolio company, or observe the meetings of the board of directors without taking a formal seat.

              Other income includes fees for asset management, consulting, loan guarantees, commitments and other services rendered by the Company to portfolio companies. Such fees are recognized as income when earned or the services are rendered.

    Foreign Currency Translation

              The Company's books and records are maintained in U.S. dollars. Any foreign currency amounts are translated into U.S. dollars on the following basis:

    (1)
    Market value of investment securities, other assets and liabilities—at the exchange rates prevailing at the end of the period.

    (2)
    Purchases and sales of investment securities, income and expenses—at the rates of exchange prevailing on the respective dates of such transactions, income or expenses.

              Results of operations based on changes in foreign exchange rates are separately disclosed in the statement of operations. Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuation and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.

    Accounting for Derivative Instruments

              The Company does not utilize hedge accounting and marks its derivatives to market through operations.

    Offering Expenses

              The Company's offering costs are charged against the proceeds from equity offerings when received. For the years ended December 31, 2008, 2007 and 2006, the Company incurred approximately $1,414, $900, and $900 in offering costs, respectively.

    Debt Issuance Costs

              Debt issuance costs are being amortized over the life of the related credit facility using the straight line method, which closely approximates the effective yield method.

    U.S. Federal Income Taxes

              The Company has elected to be treated as a RIC under Subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Company is required to timely distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code, for each year. The Company, among other things, has made and intends to continue to make the requisite distributions to its stockholders, which will generally relieve the Company from U.S. federal income taxes.

              Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year dividend distributions into the next tax year and pay a 4% excise tax on such income, as required. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned. For the year ended December 31, 2008, a net benefit of $100 was recorded for U.S. federal excise tax. For the years ended December 31, 2007 and 2006, provisions of approximately

$100 and $570, respectively, were recorded for U.S. federal excise tax. As of December 31, 2008, $550 related to accrued excise tax was unpaid and included in accounts payable on the accompanying consolidated balance sheet.

              Certain of our wholly owned subsidiaries are subject to U.S. Federal and state income taxes. For the year ended December 31, 2008, we recorded a tax benefit of approximately $100 for these subsidiaries. For the year ended December 31, 2007, we recorded a tax benefit of approximately $900 for these subsidiaries. For the year ended December 31, 2006, we recorded a tax provision of $4,400 for these subsidiaries.

    Dividends

              Dividends and distributions to common stockholders are recorded on the record date. The amount to be paid out as a dividend is determined by the board of directors each quarter and is generally based upon the earnings estimated by management. Net realized capital gains, if any, are generally distributed at least annually, although we may decide to retain such capital gains for investment.

              We have adopted a dividend reinvestment plan that provides for reinvestment of any distributions we declare in cash on behalf of our stockholders, unless a stockholder elects to receive cash. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not opted out of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash dividend. While we generally use primarily newly issued shares to implement the plan (especially if our shares are trading at a premium to net asset value), we may purchase shares in the open market in connection with our obligations under the plan. In particular, if our shares are trading at a significant enough discount to net asset value and we are otherwise permitted under applicable law to purchase such shares, we intend to purchase shares in the open market in connection with our obligations under our dividend reinvestment plan.

    Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of actual and contingent assets and liabilities at the date of the financial statements and the reported amounts of income or loss and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of investments.

    New Accounting Pronouncements

              On October 10, 2008, FASB Staff Position No. 157-3—Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active, or "FSP 157-3", was issued. FSP 157-3 provides an illustrative example of how to determine the fair value of a financial asset in an inactive market. FSP 157-3 does not change the fair value measurement principles set forth in SFAS 157 (see Note 9 for a description of SFAS 157). Since adopting SFAS 157 in January 2008, our process for determining the fair value of our investments has been, and continues to be, consistent with the guidance provided in the example in FSP 157-3. As a result, the adoption of FSP 157-3 did not affect our process for determining the fair value of our investments and did not have a material effect on our financial position or results of operations.

3.     AGREEMENTS

    Investment Advisory and Management Agreement

              The Company is party to an investment advisory and management agreement, the "investment and advisory agreement" with Ares Capital Management. Subject to the overall supervision of our board of directors, Ares Capital Management provides investment advisory services to the Company. For providing these services, Ares Capital Management receives a fee from us, consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.5% based on the average value of our total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) at the end of the two most recently completed calendar quarters. The base management fee is payable quarterly in arrears.

              The incentive fee has two parts. One part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under the administration agreement, and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities, accrued income that we have not yet received in cash. The investment adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued interest that we never actually receive.

              Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed "hurdle rate" of 2.00% per quarter. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our pre-incentive fee net investment income and make it easier for our investment adviser to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. Our pre-incentive fee net investment income used to calculate this part of the incentive fee is also included in the amount of our total assets (other than cash and cash equivalents but including assets purchased with borrowed funds) used to calculate the 1.5% base management fee.

              We pay the investment adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

  •
  no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate;

  •
  100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.50% in any calendar quarter. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than 2.50%) as the "catch-up" provision. The "catch-up" is meant to provide our investment adviser with 20% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 2.50% in any calendar quarter; and

  •
  20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.50% in any calendar quarter.

              These calculations are adjusted for any share issuances or repurchases during the quarter.

              The second part of the incentive fee, the "Capital Gains Fee", is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory and management agreement, as of the termination date) and is calculated at the end of each applicable year by subtracting (a) the sum of our cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (b) our cumulative aggregate realized capital gains, in each case calculated from October 8, 2004. If such amount is positive at the end of such year, then the Capital Gains Fee for such year is equal to 20.0% of such amount, less the aggregate amount of Capital Gains Fees paid in all prior years. If such amount is negative, then there is no Capital Gains Fee for such year.

              The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment.

              The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in the Company's portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.

              The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company's portfolio as of the applicable Capital Gains Fee calculation date and (b) the accreted or amortized cost basis of such investment.

              We defer cash payment of any incentive fee otherwise earned by the investment adviser if during the most recent four full calendar quarter period ending on or prior to the date such payment is to be made the sum of (a) the aggregate distributions to the stockholders of the Company and (b) the change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) is less than 8.0% of our net assets at the beginning of such period. These calculations were appropriately pro rated during the first three calendar quarters following October 8, 2004 and are adjusted for any share issuances or repurchases.

              For the year ended December 31, 2008, we incurred $30,463 in base management fees, $31,748 in incentive management fees related to pre-incentive fee net investment income and no incentive management fees related to realized capital gains. As of December 31, 2008, $32,989 was unpaid and included in "management and incentive fees payable" in the accompanying consolidated balance sheet. Payment of $25,255 in incentive management fees for the year ended December 31, 2008 will be deferred pursuant to the investment advisory and management agreement.

              For the year ended December 31, 2007, we incurred $23,531 in base management fees, $23,522 in incentive management fees related to pre-incentive fee net investment income and no incentive management fees related to realized capital gains. As of December 31, 2007, $13,041 was unpaid and included in "management and incentive fees payable" in the accompanying consolidated balance sheet.

              For the year ended December 31, 2006, we incurred $13,646 in base management fees, $16,068 in incentive management fees related to pre-incentive fee net investment income and $3,448 in incentive management fees related to realized capital gains.

    Administration Agreement

              We are also party to a separate administration agreement, the "administration agreement," with our administrator, Ares Administration. Our board of directors approved the continuation of our administration agreement on May 29, 2008, which extended the term of the agreement until June 1, 2009. Pursuant to the administration agreement, Ares Administration furnishes us with office equipment and clerical, bookkeeping and record keeping services. Under the administration agreement, Ares Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Ares Administration assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the administration agreement, Ares Administration also provides, on our behalf, managerial assistance to those portfolio companies to which we are required to provide such assistance. Payments under the administration agreement are equal to an amount based upon our allocable portion of Ares Administration's overhead in performing its obligations under the administration agreement, including our allocable portion of the cost of our officers (including our chief compliance officer, chief financial officer, secretary and treasurer) and their respective staffs. The administration agreement may be terminated by either party without penalty upon 60-days' written notice to the other party.

              For the years ended December 31, 2008, 2007 and 2006, we incurred $2,701, $997, and $953 in administrative fees, respectively. As of December 31, 2008, $999 was unpaid and included in "accounts payable and accrued expenses" in the accompanying consolidated balance sheet.

4.     EARNINGS PER SHARE

              The following information sets forth the computations of basic and diluted net increase in stockholders' equity per share resulting from the years ended December 31, 2008, 2007 and 2006 (dollar amounts in thousands except share and per share data):

	2008	2007	2006
Numerator for basic and diluted net (decrease) increase in stockholders' equity resulting from operations per share:	$(139,455)	$90,832	$69,695
Denominator for basic and diluted net (decrease) increase in stockholders' equity resulting from operations per share:	89,666,243	67,676,498	43,978,853
Basic and diluted net (decrease) increase in stockholders' equity resulting from operations per share:	$(1.56)	$1.34	$1.58

              In accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"), the weighted average shares of common stock outstanding used in computing basic and diluted net increase in stockholders' equity resulting from operations per share for the years ended December 31, 2008, 2007 and 2006 have been adjusted retroactively by a factor of 1.02% to recognize the bonus element associated with rights to acquire shares of common stock that we issued to stockholders of record as of March 24, 2008 in connection with a rights offering. See Note 13 for more information on the transferable rights offering.

5.     INVESTMENTS

              Under the Investment Company Act, we are required to separately identify non-controlled investments where we own more than 5% of a portfolio company's outstanding voting securities as "affiliated companies." In addition, under the Investment Company Act, we are required to separately identify investments where we own more than 25% of a portfolio company's outstanding voting securities as "control affiliated companies." We had no existing control relationship with any of the portfolio companies identified as "affiliated companies" or "control affiliated companies" prior to making the indicated investment.

              For the year ended December 31, 2008, the Company funded $529.3 million aggregate principal amount of senior term debt, $336.3 million aggregate principal amount of senior subordinated debt and $60.4 million of investments in equity securities.

              In addition, for the year ended December 31, 2008, $345.8 million aggregate principal amount of senior term debt and $19.5 million of senior subordinated debt were redeemed. Additionally, $103.0 million aggregate principal amount of senior term debt, $9.5 million of senior subordinated debt and $7.4 million of investments in equity securities were sold.

              As of December 31, 2008, investments and cash and cash equivalents consisted of the following:

	Amortized Cost	Fair Value
Cash and cash equivalents	$89,383	$89,383
Senior term debt	1,165,460	1,055,089
Senior subordinated debt	737,072	619,491
Equity securities	309,061	247,997
Collateralized debt obligations	56,000	50,400

Total	$2,356,976	$2,062,360

              As of December 31, 2007, investments and cash and cash equivalents consisted of the following:

	Amortized Cost	Fair Value
Cash and cash equivalents	$21,142	$21,142
Senior term debt	1,087,761	1,063,729
Senior notes	399,843	401,141
Senior subordinated debt	252,017	253,332
Equity securities	56,000	56,000

Total	$1,816,763	$1,795,344

              The amortized cost represents the original cost adjusted for the accretion of discounts and amortization of premiums on debt using the effective interest method.

              The industrial and geographic compositions of our portfolio at fair value at December 31, 2008 and December 31, 2007 were as follows:

	As of December 31,
	2008	2007
Industry
Health Care	20.2%	17.1%
Beverage/Food/Tobacco	12.3	6.2
Education	11.1	6.9
Other Services	7.4	5.8
Financial	7.0	9.9
Business Services	6.7	8.5
Retail	5.7	6.5
Environmental Services	4.1	4.9
Printing/Publishing/Media	3.8	7.3
Manufacturing	3.8	4.7
Restaurants	3.6	4.2
Aerospace and Defense	3.0	2.5
Consumer Products	3.0	5.6
Telecommunications	2.0	0.5
Cargo Transport	1.4	0.8
Containers/Packaging	1.4	2.7
Computers/Electronics	1.2	2.0
Health Clubs	1.2	1.9
Grocery	1.0	1.5
Homebuilding	0.1	0.5

Total	100.0%	100.0%

	December 31,
	2008	2007
Geographic Region
Southeast	22.2%	18.3%
Mid-Atlantic	21.0	22.9
Midwest	20.6	22.6
West	18.3	19.0
International	14.1	12.7
Northeast	3.8	4.5

Total	100.0%	100.0%

6.     INCOME TAXES

              The following reconciles net increase in stockholders' equity resulting from operations to taxable income for the year ended December 31, 2008:

Net increase in stockholders' equity resulting from operations	$(139,455)
Net unrealized loss on investments transactions not taxable	272,818
Other income not currently taxable	(1,008)
Other taxable income	1,351
Expenses not currently deductible	28,146
Other deductible expenses	(1,547)

Taxable income before deductions for distributions	$160,305

              During the year ended December 31, 2008, as a result of permanent book-to-tax differences primarily due to the recharacterization of distributions, differences in the book and tax basis of investments sold, dividends paid by portfolio companies to the Company in excess of portfolio company earnings and nondeductible federal taxes, the Company increased accumulated undistributed net investment income by $3,464, decreased accumulated net realized gain (loss) on sale of investments by $124 and decreased capital in excess of par value by $3,340. Aggregate stockholders' equity was not affected by this reclassification. As of December 31, 2008, the cost of investments for tax purposes was $2,263,858 resulting in a gross unrealized appreciation and depreciation of $121,289 and $413,370, respectively.

              For income tax purposes, distributions paid to stockholders are reported as ordinary income, non-taxable, capital gains, or a combination thereof. Dividends paid per common share for the year ended December 31, 2008 were taxable as follows (unaudited):

Ordinary income	$146,048
Capital gains	6,891
Return of capital	—

Total	$152,939

              The following reconciles net increase in stockholders' equity resulting from operations to taxable income for the year ended December 31, 2007:

Net increase in stockholders' equity resulting from operations	$90,832
Net unrealized loss on investments transactions not taxable	10,661
Other income not currently taxable	(1,429)
Other taxable income	1,221
Expenses not currently deductible	18
Other deductible expenses	(73)

Taxable income before deductions for distributions	$101,230

              During the year ended December 31, 2007, as a result of permanent book-to-tax differences primarily due to the recharacterization of distributions, differences in the book and tax basis of investments sold, dividends paid by portfolio companies to the Company in excess of portfolio company earnings and nondeductible federal taxes, the Company increased accumulated undistributed net investment income by $2,882, increased accumulated net realized gain on sale of investments by $1,471 and decreased capital in excess of par value by $4,352. Aggregate stockholders' equity was not affected by this reclassification. As of December 31, 2007, the cost of investments for tax purposes was

$1,795,464 resulting in a gross unrealized appreciation and depreciation of $55,305 and $76,567, respectively.

              For income tax purposes, distributions paid to stockholders are reported as ordinary income, non-taxable, capital gains, or a combination thereof. Dividends paid per common share for the year ended December 31, 2007 were taxable as follows (unaudited):

Ordinary income	$106,600
Capital gains	4,895
Return of capital	—

Total	$111,495

              The following reconciles net increase in stockholders' equity resulting from operations to taxable income for the year ended December 31, 2006:

Net increase in stockholders' equity resulting from operations	$69,695
Net unrealized gain on investments transactions not taxable	14,553
Other income not currently taxable	(24,661)
Other taxable income	16,256
Expenses not currently deductible	5,705
Other deductible expenses	(1,107)

Taxable income before deductions for distributions	$80,441

              Excluded from taxable income before deductions for distributions are $239 of capital losses realized by the Company after October 31, 2006, which were deferred for tax purposes to the first day of the following fiscal year. During the year ended December 31, 2006, as a result of permanent book-to-tax differences primarily due to the recharacterization of distributions, differences in the book and tax basis of investments sold, dividends paid by portfolio companies to the Company in excess of portfolio company earnings and nondeductible federal taxes, the Company increased accumulated undistributed net investment income by $7,038, decreased accumulated net realized gain on sale of investments by $10,598 and increased capital in excess of par value by $3,559. Aggregate stockholders' equity was not affected by this reclassification. As of December 31, 2006, the cost of investments for tax purposes was $1,245,893 resulting in a gross unrealized appreciation and depreciation of $2,483 and $12,554, respectively.

              For income tax purposes, distributions paid to stockholders are reported as ordinary income, non-taxable, capital gains, or a combination thereof. Dividends paid per common share for the year ended December 31, 2006 were taxable as follows (unaudited):

Ordinary income	$64,551
Capital gains	7,778
Return of capital	—

Total	$72,329

7.     COMMITMENTS AND CONTINGENCIES

              As of December 31, 2008 and 2007, the Company had the following commitments to fund various revolving senior secured and subordinated loans:

	As of December 31,
	2008	2007
Total revolving commitments	$419,000	$323,600
Less: funded commitments	(139,600)	(79,200)

Total unfunded commitments	279,400	244,400
Less: commitments substantially at discretion of the Company	(32,400)	—
Less: unavailable commitments due to borrowing base or other covenant restriction	(64,500)	(15,400)

Total net adjusted unfunded revolving commitments	$182,500	$229,000

              Of the total commitments as of December 31, 2008, $342,900 extend beyond the maturity date for our Revolving Credit Facility (as defined in Note 8). Included within the total commitments as of December 31, 2008 are commitments to issue up to $15,800 in standby letters of credit through a financial intermediary on behalf of certain portfolio companies. Under these arrangements, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. As of December 31, 2008, the Company had $12,500 in standby letters of credit issued and outstanding on behalf of the portfolio companies, of which no amounts were recorded as a liability. Of these letters of credit, $200 expire on January 31, 2009, $3,700 expire on February 28, 2009, $8,100 expire on September 30, 2009 and $500 expire on August 31, 2010. These letters of credit may be extended under substantially similar terms for additional one-year terms at the Company's option until the Revolving Credit Facility, under which the letters of credit were issued, matures on December 28, 2010.

              As of December 31, 2008 and 2007, the Company was subject to subscription agreements to fund equity investments in private equity investment partnerships, substantially all at the discretion of the Company, as follows:

	As of December 31,
	2008	2007
Total private equity commitments	$428,300	$111,800
Total unfunded private equity commitments	$423,600	$110,500

8.     BORROWINGS

              In accordance with the Investment Company Act, with certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the Investment Company Act, is at least 200% after such borrowing. As of December 31, 2008 our asset coverage for borrowed amounts was 220%.

              Our debt obligations consisted of the following as of December 31, 2008 and 2007:

	As of December 31,
	2008	2007
Revolving Credit Facility	$480,486	$282,528
CP Funding Facility	114,300	85,000
Debt Securitization	314,000	314,000

Total	$908,786	$681,528

              The weighted average interest rate of all our debt obligations as of December 31, 2008 and December 31, 2007 was 3.03% and 5.66%, respectively.

    CP Funding Facility

              In October 2004, we formed Ares Capital CP Funding LLC ("Ares Capital CP"), a wholly owned subsidiary of the Company, through which we established a revolving facility, referred to as the "CP Funding Facility," that, as amended, allows Ares Capital CP to issue up to $350.0 million of variable funding certificates ("VFC"). As part of the CP Funding Facility, we are subject to limitations as to how borrowed funds may be used including restrictions on geographic concentrations, sector concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings as well as regulatory restrictions on leverage which may affect the amount of VFC that we may issue from time to time. There are also certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge offs, violation of which could result in the early amortization of the CP Funding Facility and limit further advances under the CP Funding Facility and in some cases could be an event of default. The CP Funding is also subject to a borrowing base that applies different advance rates to assets held in Ares Capital CP. Such limitations, requirements, and associated defined terms are as provided for in the documents governing the CP Funding Facility. As of December 31, 2008, there was $114,300 outstanding under the CP Funding Facility and the Company continues to be in compliance with all of the limitations and requirements of the CP Funding Facility. As of December 31, 2007, there was $85,000 outstanding under the CP Funding Facility.

              On July 22, 2008, we entered into an amendment to the CP Funding Facility to, among other things, extend its maturity, decrease the availability and advance rates applicable to certain types of eligible loans and make certain provisions of the facility more restrictive. The Company paid a renewal fee of 0.786% of the total amount available for borrowing, or $2,750. On December 5, 2008, we entered into an amendment to the CP Funding Facility to, among other things, modify the net worth test applicable to the Company, decrease the advance rates applicable to certain types of eligible loans and add an asset coverage requirement with respect to the Company consistent with applicable legal requirements.

              The CP Funding Facility is scheduled to expire on July 21, 2009. The CP Funding Facility is secured by all of the assets held by Ares Capital CP, which as of December 31, 2008 consisted of 45 investments.

              The interest charged on the VFC is based on the commercial paper rate, eurodollar or adjusted eurodollar rate plus 2.50%. Prior to July 22, 2008, the interest charged was based on the commercial paper rate plus 1.00%. The interest charged on the VFC is payable quarterly. As of December 31, 2008 and December 31, 2007, the commercial paper rate was 2.3271% and 5.1147%, respectively. For the years ended December 31, 2008, 2007 and 2006, the average interest rates (i.e. commercial paper rate plus the spread) were 5.19%, 6.12% and 5.80%, respectively. For the years ended December 31, 2008, 2007 and 2006, the average outstanding balances were $82,540, $88,296 and $45,621, respectively.

              For the years ended December 31, 2008, 2007 and 2006 the interest expense incurred was $4,280, $5,483, and $2,615, respectively. Cash paid for interest expense during the years ended December 31, 2008, 2007 and 2006 was $3,754, $4,285 and $2,603, respectively.

              The Company is also required to pay a commitment fee for any unused portion of the CP Funding Facility. The commitment fee is equal to 0.5% per annum for any unused portion of the CP Funding Facility. Prior to July 22, 2008, the commitment fee was 0.125% per annum calculated based on an amount equal to $200,000 less the borrowings outstanding under the CP Funding Facility. For the years ended December 31, 2008, 2007 and 2006, the commitment fees incurred were $625, $141 and $260, respectively.

    Revolving Credit Facility

              In December 2005, we entered into a senior secured revolving credit facility referred to as the "Revolving Credit Facility", under which, as amended, the lenders have agreed to extend credit to the Company in an aggregate principal amount not exceeding $510,000 at any one time outstanding (see Note 16). The Revolving Credit Facility expires on December 28, 2010 and with certain exceptions is secured by substantially all of the assets in our portfolio (other than investments held by Ares Capital CP under the CP Funding Facility and those held as a part of the Debt Securitization, discussed below), which as of December 31, 2008 consisted of 170 investments. Under the Revolving Credit Facility, we have made certain representations and warranties and are required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities, including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness and liens, (b) limitations on certain investments, (c) limitations on certain restricted payments, (d) maintaining a certain minimum stockholders' equity, (e) maintaining a ratio of total assets (less total liabilities) to total indebtedness, of the Company and its subsidiaries, of not less than 2.0:1.0, (f) maintaining minimum liquidity and (g) limitations on the creation or existence of agreements that prohibit liens on certain properties of the Company and its subsidiaries.

              In addition to the asset coverage ratio described above, borrowings under the Revolving Credit Facility (and the incurrence of certain other permitted debt) will be subject to compliance with a borrowing base that will apply different advance rates to different types of assets in our portfolio. The Revolving Credit Facility also includes an "accordion" feature that allows us to increase the size of the Revolving Credit Facility to a maximum of $765,000 under certain circumstances. The Revolving Credit Facility also includes usual and customary events of default for senior secured revolving credit facilities of this nature. As of December 31, 2008, there was $480,486 outstanding under the Revolving Credit Facility and the Company continues to be in compliance with all of the limitations and requirements of the Revolving Credit Facility. As of December 31, 2007, there was $282,500 outstanding under the Revolving Credit Facility.

              The interest charged under the Revolving Credit Facility is generally based on LIBOR (one, two, three or six month) plus 1.00%. As of December 31, 2008, the one, two, three and six month LIBOR were 0.44%,1.10%,1.43% and 1.75%, respectively. For the year ended December 31, 2008 the average interest rate was 4.17%, the average outstanding balance was $422,614, the interest expense incurred was $17,610 and the cash paid for interest expense was $18,787. As of December 31, 2007, the one, two, three and six month LIBOR were 4.60%,4.65%,4.70% and 4.60%, respectively. For the year ended December 31, 2007 the average interest rate was 6.50%, the average outstanding balance was $177,526, the interest expense incurred was $11,532 and the cash paid for interest expense was $9,918. For the year ended December 31, 2006, the average interest rate was 6.44%, the average outstanding balance was $89,022, the interest expense incurred was $5,732 and the cash paid for interest expense was $4,519. The Company is also required to pay a commitment fee of 0.20% for any unused portion of the Revolving Credit Facility. For the years ended December 31, 2008, 2007 and 2006, the commitment fees incurred were $224, $304 and $318, respectively.

              The amount available for borrowing under the Revolving Credit Facility is reduced by any standby letters of credit issued through the Revolving Credit Facility. As of December 31, 2008, the Company had $16,700 in standby letters of credit issued through the Revolving Credit Facility. As of December 31, 2007, the Company had $11,400 in standby letters of credit issued through the Revolving Credit Facility.

              As of December 31, 2008, the Company had a non-U.S. borrowing on the Revolving Credit Facility denominated in Canadian dollars. As of December 31, 2008 and 2007, unrealized appreciation on this borrowing was $3,365 and $822, respectively.

    Debt Securitization

              In July 2006, through our wholly owned subsidiary, ARCC CLO 2006 LLC ("ARCC CLO"), we completed a $400,000 debt securitization (the "Debt Securitization") and issued approximately $314,000 principal amount of asset-backed notes (including $50,000 revolving notes, all of which were drawn down as of December 31, 2008) (the "CLO Notes") to third parties that were secured by a pool of middle market loans that have been purchased or originated by the Company. The CLO Notes are included in the December 31, 2008 consolidated balance sheet. We retained approximately $86,000 of aggregate principal amount of certain BBB and non-rated securities in the Debt Securitization (the "Retained Notes").

              The CLO Notes mature on December 20, 2019, and, as of December 31, 2008, there is $314,000 outstanding under the Debt Securitization (excluding the Retained Notes). The blended pricing of the CLO Notes, excluding fees, is approximately 3-month LIBOR plus 34 basis points.

              The classes, amounts, ratings and interest rates (expressed as a spread to LIBOR) of the CLO Notes are as follows:

Class	Amount (millions)	Rating (S&P/Moody's)	LIBOR Spread (basis points)
A-1A	$75	AAA/Aaa	25
A-1A VFN(1)	50	AAA/Aaa	28
A-1B	14	AAA/Aaa	37
A-2A	75	AAA/Aaa	22
A-2B	33	AAA/Aaa	35
B	23	AA/Aa2	43
C	44	A/A2	70

Total	$314

(1)
Revolving class, all of which was drawn as of December 31, 2008.

              During the first five years from the closing date, principal collections received on the underlying collateral may be used to purchase new collateral, allowing us to maintain the initial leverage in the securitization for the entire five-year period. Under the terms of the securitization, up to 15% of the collateral may be subordinated loans that are neither first nor second lien loans.

              The Class A-1A VFN Notes are a revolving class of secured notes and allow us to borrow and repay AAA/Aaa financing over the initial five-year period thereby providing more efficiency in funding costs. All of the notes are secured by the assets of ARCC Commercial Loan Trust 2006, including commercial loans totaling $308.1 million as of the closing date, which were sold to the trust by the

Company, the originator and servicer of the assets. As of December 31, 2008, there were 67 investments securing the notes. Additional commercial loans have been purchased by the trust from the Company primarily using the proceeds from the Class A-1A VFN Notes. The pool of commercial loans in the trust must meet certain requirements, including, but not limited to, asset mix and concentration, collateral coverage, term, agency rating, minimum coupon, minimum spread and sector diversity requirements.

              The interest charged under the Debt Securitization is based on 3-month LIBOR which as of December 31, 2008 was 1.43% and as of December 31, 2007 was 4.70%. For the years ended December 31, 2008, 2007 and 2006, the effective average interest rates were 3.68%, 5.82% and 5.99%, respectively. For the years ended December 31, 2008, 2007 and 2006, we incurred $11,556, $17,528 and $7,714 of interest expense, respectively. For the years ended December 31, 2008, 2007 and 2006, the cash paid for interest was $11,881, $17,513 and $7,236, respectively. The Company is also required to pay a commitment fee of 0.175% for any unused portion of the Class A-1A VFN Notes. There were no commitment fees incurred for the year ended December 31, 2008. For the years ended December 31, 2007 and 2006, the commitment fee incurred was $23 and $42, respectively, on these notes.

9.     FAIR VALUE OF FINANCIAL INSTRUMENTS

              Effective January 1, 2008, the company adopted Statement of Financial Accounting Standards No. 159, the Fair Value Option for Financial Assets and Liabilities ("SFAS 159"), which provides companies the option to report selected financial assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. With the exception of the line items entitled "other assets" and "debt," all assets and liabilities approximate fair value on the balance sheet. The carrying value of the line items entitled "interest receivable," "receivable for open trades," "payable for open trades," "accounts payable and accrued expenses," "management and incentive fees payable" and "interest and facility fees payable" approximate fair value due to their short maturity.

              Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"), which expands the application of fair value accounting. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure of fair value measurements. SFAS 157 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. SFAS 157 requires the Company to assume that the portfolio investment is sold in a principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with SFAS 157, the Company has considered its principal market as the market in which the Company exits its portfolio investments with the greatest volume and level of activity. SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with SFAS 157, these inputs are summarized in the three broad levels listed below:

  •
  Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

  •
  Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

  •
  Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

              In addition to using the above inputs in investment valuations, we continue to employ the valuation policy approved by our board of directors that is consistent with SFAS 157 (see Note 2). Consistent with our valuation policy, we evaluate the source of inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. Our valuation policy considers the fact that because there is not a readily available market value for most of the investments in our portfolio, the fair value of the investments must typically be determined using unobservable inputs.

              Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize significantly less than the value at which we have recorded it.

              In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

              The following table presents fair value measurements of cash and cash equivalents and investments as of December 31, 2008:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$89,383	$89,383	$—	$—
Investments	$1,972,977	$—	$110,515	$1,862,462

              The following tables present changes in investments that use Level 3 inputs for the year ended December 31, 2008:

For the Year Ended December 31, 2008
Balance as of December 31, 2007	$1,738,021
Net unrealized gains (losses)	(264,171)
Net purchases, sales or redemptions	458,229
Net transfers in and/or out of Level 3	(69,617)

Balance as of December 31, 2008	$1,862,462

              As of December 31, 2008, the net unrealized loss on the investments that use Level 3 inputs was $275,186.

              Following are the carrying and fair values of our debt instruments as of December 31, 2008 and December 31, 2007. Fair value is estimated by discounting remaining payment using applicable current market rates which take into account changes in the Company's marketplace credit ratings.

	As of December 31, 2008		As of December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Revolving Credit Facility	$480,486	$462,000	$282,528	$279,000
CP Funding Facility	114,300	113,000	85,000	84,000
Debt Securitization	314,000	148,000	314,000	261,000

	$908,786	$723,000	$681,528	$624,000

10.   DERIVATIVE INSTRUMENTS

              In October 2008, we entered into a two-year interest rate swap agreement for a total notional amount of $75 million. Under the interest rate swap agreement, we will pay a fixed interest rate of 2.985% and receive a floating rate based on the prevailing three-month LIBOR. As of December 31, 2008, the 3-month LIBOR was 1.43%. For the year ended December 31, 2008, we recognized $(2,164) in unrealized depreciation related to this swap agreement. As of December 31, 2008, this swap agreement had a fair value of $(2,164), which is included in the "accounts payable and other liabilities" in the accompanying consolidated balance sheet.

11.   RELATED PARTY TRANSACTIONS

              In connection with the IPO, our investment adviser paid to underwriters, on our behalf, an additional sales load of $2,475. This amount accrued interest at a variable rate that adjusted quarterly equal to the three-month LIBOR plus 2.00% per annum. We repaid this amount in full, plus accrued and unpaid interest, in February 2006.

              In accordance with the investment advisory and management agreement, we bear all costs and expenses of the operation of the Company and reimburse the investment adviser for all such costs and expenses incurred in the operation of the Company. For the years ended December 31, 2008, 2007 and 2006 the investment adviser incurred such expenses totaling $2,292, $1,985 and $853, respectively. As of December 31, 2008, $368 was unpaid and such payable is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

              We rent office space (the "ARCC Office Space") directly from a third party pursuant to a lease that expires on February 27, 2011. In addition, we have entered into a sublease agreement with Ares Management whereby Ares Management subleases approximately 25% of the ARCC Office Space for a fixed rent equal to 25% of the basic annual rent payable by us under our lease, plus certain additional costs and expenses. For the years ended December 31, 2008, 2007 and 2006, such amounts payable to the Company totaled $253, $269 and $93, respectively.

              As of December 31, 2008, Ares Management, of which the investment adviser is a wholly owned subsidiary, owned 2,859,882 shares of the Company's common stock representing approximately 2.9% of the total shares outstanding as of December 31, 2008.

              See Notes 3, 12 and 13 for a description of other related party transactions.

12.   IVY HILL FUNDS

              On November 19, 2007, we established a middle market credit fund, Ivy Hill Middle Market Credit Fund, Ltd. ("Ivy Hill I"), which is managed by our wholly owned subsidiary, Ivy Hill Asset Management, L.P. ("Ivy Hill Management"), in exchange for a 0.50% management fee on the average total assets of Ivy Hill I. As of December 31, 2008, the total assets of Ivy Hill I were approximately $370,800. For the years ended December 31, 2008 and 2007, the Company earned $1,482 and $45 in management fees, respectively. Ivy Hill I primarily invests in first and second lien bank debt of middle-market companies. Ivy Hill I was initially funded with $404,000 of capital including a $56,000 investment by the Company consisting of $40,000 million of Class B notes and $16,000 of subordinated notes. For the years ended December 31, 2008 and 2007, the Company earned $5,427 and $500 from its investments in Ivy Hill I, respectively.

              Ivy Hill I purchased $68,000 and $133,000 of investments from the Company during the years ended December 31, 2008 and 2007, respectively, and may from time to time buy additional investments from the Company. There was no gain or loss recognized by the Company on these transactions.

              On November 5, 2008, we established a second middle market credit fund, Ivy Hill Middle Market Credit Fund II, Ltd. ("Ivy Hill II"), which is also managed by Ivy Hill Management, in exchange for a 0.50% management fee on the average total assets of Ivy Hill II. Ivy Hill II primarily invests in second lien and subordinated bank debt of middle-market companies. Ivy Hill II was initially funded with $250,000 of subordinated notes, and may grow over time with leverage. Ivy Hill II purchased $7,500 of investments from the Company during the year ended December 31, 2008. A loss of $188 was recorded on this transaction. For the year ended December 31, 2008, the Company earned $47 in management fees.

              Our indirect wholly owned subsidiary, Ivy Hill Management, is party to a separate services agreement, referred to herein as the "services agreement," with Ares Capital Management. Pursuant to the services agreement, Ares Capital Management provides Ivy Hill Management with office facilities, equipment, clerical, bookkeeping and record keeping services, services of investment professionals and others to perform investment advisory, research and related services, services of, and oversight of, custodians, depositories, accountants, attorneys, underwriters and such other persons in any other capacity deemed to be necessary. Ivy Hill Management will reimburse Ares Capital Management for all of the costs associated with such services, including Ares Capital Management's allocable portion of overhead and the cost of its officers and respective staff in performing its obligations under the services agreement. The services agreement may be terminated by either party without penalty upon 60-days' written notice to the other party. For the year ended December 31, 2008, Ivy Hill Management incurred such expenses payable to the Investment Adviser of $244.

13.   STOCKHOLDERS' EQUITY

              On April 28, 2008, we completed a transferable rights offering, issuing 24,228,030 shares at a subscription price of $11.0016 per share, less dealer manager fees of $0.22 per share. Net proceeds after deducting the dealer manager fees and estimated offering expenses were approximately $259,800. Ares Investments LLC, an affiliate of the investment adviser, purchased 1,643,215 shares in the rights offering, bringing its total shares owned to 2,859,882 shares of common stock, representing approximately 2.9% of the total shares outstanding as of December 31, 2008.

              The following table summarizes the total shares issued and proceeds we received net of underwriter, dealer manager and offering costs for the years ended December 31, 2008, 2007 and 2006 (in millions, except per share amounts):

	Shares issued	Offering price per share	Proceeds net of underwriting and offering costs
2008
April 2008 public offering	24.2	$11.00	$259.8

Total for the year ended December 31, 2008	24.2		$259.8
2007
August 2007 public offering	2.6	$16.30	$42.3
April 2007 public offering	15.5	$17.97	267.2
February 2007 public offering	1.4	$19.95	27.2
Underwriters over-allotment option related to December 2006 public offering	0.4	$18.50	7.5

Total for the year ended December 31, 2007	19.9		$344.2
2006
December 2006 public offering	2.7	$18.50	$49.8
July 2006 public offering	10.8	$15.67	162.0

Total for the year ended December 31, 2006	13.5		$211.8

14.   DIVIDEND

              The following table summarizes our dividends declared during 2008, 2007 and 2006 (in millions, except per share amount):

Date Declared	Record Date	Payment Date	Per Share Amount	Total Amount
November 6, 2008	December 15, 2008	January 2, 2009	$0.42	$40.8
August 7, 2008	September 15, 2008	September 30, 2008	$0.42	40.8
May 8, 2008	June 16, 2008	June 30, 2008	$0.42	40.8
February 28, 2008	March 17, 2008	March 31, 2008	$0.42	30.5

Total declared for 2008			$1.68	$152.9

November 8, 2007	December 14, 2007	December 31, 2007	$0.42	30.5
August 9, 2007	September 14, 2007	September 28, 2007	$0.42	30.4
May 10, 2007	June 15, 2007	June 29, 2007	$0.41	28.5
March 8, 2007	March 19, 2007	March 30, 2007	$0.41	22.1

Total declared for 2007			$1.66	$111.5

November 8, 2006	December 15, 2006	December 29, 2006	$0.10	$5.2
November 8, 2006	December 15, 2006	December 29, 2006	$0.40	20.8
August 9, 2006	September 15, 2006	September 29, 2006	$0.40	19.6
May 8, 2006	June 15, 2006	June 30, 2006	$0.38	14.5
February 28, 2006	March 24, 2006	April 14, 2006	$0.36	13.7

Total declared for 2006			$1.64	$73.8

              During the year ended December 31, 2008, as part of the Company's dividend reinvestment plan for our common stockholders, we purchased 1,404,852 shares of our common stock at an average price of $9.05 in the open market in order to satisfy the reinvestment portion of our dividends. During the year ended December 31, 2007, as part of the Company's dividend reinvestment plan for our common stockholders, we purchased 237,686 shares of our common stock at an average price of $15.00 in the open market in order to satisfy the reinvestment portion of our dividends.

15.   FINANCIAL HIGHLIGHTS

              The following is a schedule of financial highlights as of and for the years ended December 31, 2008, 2007 and 2006:

Per Share Data:	As of and for the year ended December 31, 2008	As of and for the year ended December 31, 2007	As of and for the year ended December 31, 2006
Net asset value, beginning of period(1)	$15.47	$15.17	$15.03
Issuance of common stock	(1.19)	0.59	0.20
Effect of antidilution (dilution)	0.23	—	(0.03)
Net investment income for period(2)	1.42	1.43	1.31
Net realized and unrealized gains (loss) for period(2)	(2.98)	(0.06)	0.30

Net (decrease) increase in stockholders' equity	(1.56)	1.37	1.61
Distributions from net investment income	(1.58)	(1.43)	(1.31)
Distributions from net realized capital gains on securities	(0.10)	(0.23)	(0.33)

Total distributions to stockholders	(1.68)	(1.66)	(1.64)

Net asset value at end of period(1)	$11.27	$15.47	$15.17

Per share market value at end of period	$6.33	$14.63	$19.11
Total return based on market value(3)	(45.25)%	(14.76)%	29.12%
Total return based on net asset value(4)	(11.17)%	8.98%	10.73%
Shares outstanding at end of period	97,152,820	72,684,090	52,036,527
Ratio/Supplemental Data:
Net assets at end of period	$1,094,879	$1,124,550	$789,433
Ratio of operating expenses to average net assets(5)(6)	9.09%	9.12%	8.84%
Ratio of net investment income to average net assets(5)(7)	10.22%	9.14%	9.19%
Portfolio turnover rate(5)	24%	30%	49%

(1)
The net assets used equals the total stockholders' equity on the consolidated balance sheets.

(2)
Weighted average basic per share data.

(3)
For the year ended December 31, 2008, the total return based on market value for the year ended December 31, 2008 equals the increase of the ending market value at December 31, 2008 of $6.33 per share over the ending market value at December 31, 2007 of $14.63 per share plus the declared dividends of $1.68 per share for the year ended December 31, 2008, divided by the market value at December 31, 2007. For the year ended December 31, 2007, the total return based on market value for the year ended December 31, 2007 equals the increase of the ending market value at December 31, 2007 of $14.63 per share over the ending market value at December 31, 2006 of $19.11 per share plus the declared dividends of $1.66 per share for the year ended December 31, 2007, divided by the market value at December 31, 2006. For the year ended December 31, 2006, the total return based on market value for the year ended December 31, 2006 equals the increase of the ending market value at December 31, 2006 of $19.11 per share over the ending market value at December 31, 2005 of $16.07 per share plus the declared dividends of $1.64 per share for the year ended December 31, 2006, divided by the market value at December 31, 2005. Total return based on market value is not annualized.

(4)
For the year ended December 31, 2008, the total return based on net asset value equals the change in net asset value during the period plus the declared dividends of $1.68 per share for the year ended December 31,

  2008 divided by the beginning net asset value for the period. For the year ended December 31, 2007, the total return based on net asset value equals the change in net asset value during the period plus the declared dividends of $1.66 per share for the year ended December 31, 2007 divided by the beginning net asset value for the period. For the year ended December 31, 2006, the total return based on net asset value equals the change in net asset value during the period plus the declared dividends of $1.64 per share for the year ended December 31, 2006 divided by the beginning net asset value for the period. These calculations were adjusted for shares issued in connection with dividend reinvestment plan, the issuances of common stock in connection with any add-on equity offerings and the reimbursement of underwriting costs paid by the investment adviser. Total return based on net asset value is not annualized.

(5)
The ratios reflect an annualized amount.

(6)
For the year ended December 31, 2008, the ratio of operating expenses to average net assets consisted of 2.45% of base management fees, 2.55% of incentive management fees, 2.93% of the cost of borrowing and other operating expenses of 1.16%. For the year ended December 31, 2007, the ratio of operating expenses to average net assets consisted of 2.27% of base management fees, 2.26% of incentive management fees, 3.55% of the cost of borrowing and other operating expenses of 1.04%. For the year ended December 31, 2006, the ratio of operating expenses to average net assets consisted of 2.06% of base management fees, 2.95% of incentive management fees, 2.81% of the cost of borrowing and other operating expenses of 1.02%. These ratios reflect annualized amounts.

(7)
The ratio of net investment income to average net assets excludes income taxes related to realized gains.

16.   SUBSEQUENT EVENTS

              In January 2009, we increased the size of the Revolving Credit Facility under the "accordion" feature by an additional $15,000 bringing the total amount available for borrowing under the Revolving Credit Facility to $525,000.

              In February 2009, we repurchased, in an open market transaction, a total of $27,000 of our outstanding debt securities under the Debt Securitization for $6,550.

17.   SELECTED QUARTERLY DATA (Unaudited)

	2008
	Q4	Q3	Q2	Q1
Total investment income	$62,723	$62,067	$63,464	$52,207
Net investment income before net realized and unrealized gain (losses) and incentive compensation	$40,173	$41,025	$45,076	$32,466
Incentive compensation	$8,035	$8,205	$9,015	$6,493
Net investment income before net realized and unrealized gain (losses)	$32,138	$32,820	$36,061	$25,973
Net realized and unrealized gains (losses)	$(142,638)	$(74,213)	$(32,789)	$(16,807)
Net (decrease) increase in stockholders' equity resulting from operations	$(110,500)	$(41,393)	$3,272	$9,166
Basic and diluted earnings per common share	$(1.14)	$(0.43)	$0.04	$0.12
Net asset value per share as of the end of the quarter	$11.27	$12.83	$13.67	$15.17

	2007
	Q4	Q3	Q2	Q1
Total investment income	$53,828	$47,931	$47,399	$39,715
Net investment income before net realized and unrealized gain (losses) and incentive compensation	$33,677	$29,875	$31,220	$23,699
Incentive compensation	$6,573	$5,966	$6,229	$4,755
Net investment income before net realized and unrealized gain (losses)	$27,104	$23,909	$24,991	$18,944
Net realized and unrealized gains (losses)	$(16,353)	$(984)	$8,576	$4,645
Net increase in stockholders' equity resulting from operations	$10,752	$22,924	$33,567	$23,589
Basic and diluted earnings per common share	$0.15	$0.32	$0.48	$0.44
Net asset value per share as of the end of the quarter	$15.47	$15.74	$15.84	$15.34

	2006
	Q4	Q3	Q2	Q1
Total investment income	$37,508	$31,832	$30,490	$20,191
Net investment income before net realized and unrealized gain (losses) and incentive compensation	$23,508	$21,792	$16,233	$14,614
Incentive compensation	$5,189	$4,464	$6,940	$2,923
Net investment income before net realized and unrealized gain (losses)	$18,319	$17,328	$9,293	$11,692
Net realized and unrealized gain (losses)	$2,699	$813	$7,400	$2,151
Net increase in stockholders' equity resulting from operations	$21,018	$18,141	$16,693	$13,843
Basic and diluted earnings per common share	$0.42	$0.39	$0.44	$0.36
Net asset value per share as of the end of the quarter	$15.17	$15.06	$15.10	$15.03

ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(dollar amounts in thousands, except per share data)

	As of
	September 30, 2009	December 31, 2008
	(unaudited)
ASSETS
Investments at fair value (amortized cost of $2,245,137 and $2,267,593, respectively)
Non-controlled/non-affiliate company investments	$1,506,376	$1,477,492
Non-controlled affiliate company investments	295,787	329,326
Controlled affiliate company investments	165,561	166,159

Total investments at fair value	1,967,724	1,972,977
Cash and cash equivalents	61,469	89,383
Receivable for open trades	—	3
Interest receivable	21,159	17,547
Other assets	14,729	11,423

Total assets	$2,065,081	$2,091,333

LIABILITIES
Debt	$767,871	$908,786
Management and incentive fees payable	56,527	32,989
Payable for open trades	489	—
Accounts payable and accrued expenses	14,750	10,006
Interest and facility fees payable	2,717	3,869
Dividend payable	136	40,804

Total liabilities	842,490	996,454
Commitments and contingencies (Note 6)
STOCKHOLDERS' EQUITY
Common stock, par value $.001 per share, 200,000,000 common shares authorized, 109,592,728 and 97,152,820 common shares issued and outstanding, respectively	110	97
Capital in excess of par value	1,505,031	1,395,958
Accumulated undistributed net investment loss	(2,436)	(7,637)
Accumulated net realized loss on investments, foreign currency transactions and extinguishment of debt	(2,397)	(124)
Net unrealized loss on investments and foreign currency transactions	(277,717)	(293,415)

Total stockholders' equity	1,222,591	1,094,879

Total liabilities and stockholders' equity	$2,065,081	$2,091,333

NET ASSETS PER SHARE	$11.16	$11.27

See accompanying notes to consolidated financial statements.

ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(dollar amounts in thousands, except per share data)

	For the three months ended		For the nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INVESTMENT INCOME:
From non-controlled/non-affiliate company investments:
Interest from investments	$49,728	$45,425	$138,866	$118,112
Capital structuring service fees	—	3,029	1,653	14,175
Interest from cash & cash equivalents	35	325	245	1,314
Dividend income	525	375	1,568	1,246
Management fees	29	—	29	—
Other income	1,501	599	4,198	2,007

Total investment income from non-controlled/non-affiliate company investments	51,818	49,753	146,559	136,854
From non-controlled affiliate company investments:
Interest from investments	4,916	7,924	17,019	24,668
Capital structuring service fees	—	281	—	1,376
Dividend income	148	256	285	522
Management fees	63	188	1,380	564
Other income	140	136	308	379

Total investment income from non-controlled affiliate company investments	5,267	8,785	18,992	27,509
From controlled affiliate company investments:
Interest from investments	2,255	2,946	7,348	9,126
Capital structuring service fees	—	—	194	3,000
Dividend income	1,511	133	1,511	133
Management fees	—	437	1,286	1,068
Other income	30	13	118	48

Total investment income from controlled affiliate company investments	3,796	3,529	10,457	13,375

Total investment income	60,881	62,067	176,008	177,738

EXPENSES:
Interest and credit facility fees	5,721	9,535	18,603	26,613
Base management fees	7,508	7,963	22,502	22,729
Incentive management fees	8,227	8,205	23,764	23,713
Professional fees	2,044	1,499	5,749	4,370
Professional fees related to the acquisition of Allied Capital Corporation	1,989	—	1,989	—
Insurance	313	301	988	927
Administrative	809	802	2,905	1,702
Depreciation	167	134	505	338
Directors fees	134	57	370	197
Other	609	869	3,016	2,597

Total expenses	27,521	29,365	80,391	83,186
NET INVESTMENT INCOME BEFORE INCOME TAXES	33,360	32,702	95,617	94,552

Income tax expense (benefit), including excise tax	454	(118)	563	(302)

NET INVESTMENT INCOME	32,906	32,820	95,054	94,854

REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS:
Net realized gains (losses):
Non-controlled/non-affiliate company investments	12,049	2,018	9,887	2,235
Non-controlled affiliate company investments	—	2,600	(482)	2,601
Controlled affiliate company investments	(13,705)	—	(13,705)	—
Foreign currency transactions	—	(38)	68	(40)

Net realized gains (losses)	(1,656)	4,580	(4,232)	4,796
Net unrealized gains (losses):
Non-controlled/non-affiliate company investments	(552)	(52,689)	1,336	(81,283)
Non-controlled affiliate company investments	14,916	(21,354)	3,644	(45,212)
Controlled affiliate company investments	17,699	(4,750)	10,773	(2,117)
Foreign currency transactions	(37)	—	(55)	7

Net unrealized gains (losses)	32,026	(78,793)	15,698	(128,605)
Net realized and unrealized gains (losses) from investments and foreign currency transactions	30,370	(74,213)	11,466	(123,809)

REALIZED GAIN ON EXTINGUISHMENT OF DEBT	—	—	26,543	—

NET INCREASE (DECREASE) IN STOCKHOLDERS' EQUITY RESULTING FROM OPERATIONS	$63,276	$(41,393)	$133,063	$(28,955)

BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE (see Note 4)	$0.62	$(0.43)	$1.34	$(0.33)

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING—BASIC AND DILUTED (see Note 4)	102,831,909	97,152,820	99,066,652	87,152,501

See accompanying notes to consolidated financial statements.

 ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of September 30, 2009 (unaudited)

(dollar amounts in thousands, except per unit data)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Healthcare—Services
American Renal Associates, Inc.	Dialysis provider	Senior secured loan ($1,082 par due 12/2010)	8.5% (Libor + 6.00%/D)	12/14/2005	$1,082	$1,082	$1.00	(3)(15)
		Senior secured loan ($10,401 par due 12/2011)	8.5% (Libor + 6.00%/Q)	12/14/2005	10,401	10,401	$1.00	(3)(15)
Capella Healthcare, Inc.	Acute care hospital operator	Junior secured loan ($55,000 par due 2/2016)	13.00%	2/29/2008	55,000	53,350	$0.97
		Junior secured loan ($30,000 par due 2/2016)	13.00%	2/29/2008	30,000	29,100	$0.97	(2)
CT Technologies Intermediate Holdings, Inc. and CT Technologies Holdings, LLC(6)	Healthcare analysis services	Preferred stock (7,427 shares)		6/15/2007	7,427	7,055	$950.00	(4)
		Common stock (9,679 shares)		6/15/2007	4,000	8,134	$840.38	(5)
		Common stock (1,546 shares)		6/15/2007	—	—	$—	(5)
DSI Renal, Inc.	Dialysis provider	Senior secured revolving loan ($122 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	122	103	$0.85
		Senior secured revolving loan ($3,520 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	3,520	2,992	$0.85
		Senior secured revolving loan ($1,120 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	1,120	952	$0.85
		Senior secured revolving loan ($1,152 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	1,152	979	$0.85
		Senior secured revolving loan ($1,600 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	1,600	1,360	$0.85
		Senior secured revolving loan ($2 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	2	2	$0.85
		Senior secured revolving loan ($18 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	18	15	$0.85
		Senior secured revolving loan ($24 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	24	21	$0.85
		Senior secured revolving loan ($54 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	54	46	$0.85

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior secured revolving loan ($17 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	17	14	$0.85
		Senior secured revolving loan ($20 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	20	17	$0.85
		Senior secured revolving loan ($294 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	210	250	$0.85
		Senior secured revolving loan ($44 par due 3/2013)	5.30% (Libor + 5.00%/M)	4/4/2006	31	37	$0.85
		Senior secured loan ($17,025 par due 4/2014)	5.30% (Libor + 5.00%/M)	4/4/2006	12,161	14,472	$0.85
		Senior subordinated note ($63,992 par due 4/2014)	16.00% PIK	4/4/2006	63,439	49,263	$0.77	(2)(4)
		Senior subordinated note ($13,736 par due 4/2014)	16.00% PIK	4/4/2006	13,675	10,577	$0.77	(3)(4)
GG Merger Sub I, Inc.	Drug testing services	Senior secured loan ($11,330 par due 12/2014)	4.30% (Libor + 4.00%/Q)	12/14/2007	10,839	9,744	$0.86
		Senior secured loan ($12,000 par due 12/2014)	4.30% (Libor + 4.00%/Q)	12/14/2007	11,481	10,320	$0.86
HCP Acquisition Holdings, LLC(7)	Healthcare compliance advisory services	Class A units (10,062,095 units)		6/26/2008	10,062	7,194	$0.72	(5)
Heartland Dental Care, Inc.	Dental services	Senior subordinated note ($32,717 par due 8/2013)	11.00% Cash, 3.25% PIK	7/31/2008	32,717	32,717	$1.00	(4)
Magnacare Holdings, Inc., Magnacare Administrative Services, LLC, and Magnacare, LLC	Healthcare professional provider	Senior subordinated note ($4,623 par due 12/2012)	12.75% Cash, 2.00% PIK	2/9/2009	3,241	4,646	$1.00	(4)
MPBP Holdings, Inc., Cohr Holdings, Inc. and MPBP Acquisition Co., Inc.	Healthcare equipment services	Senior secured loan ($997 par due 1/2014)		1/31/2007	512	489	$0.49	(3)
		Junior secured loan ($20,000 par due 1/2014)	6.50% (Libor + 6.25%/B)	1/31/2007	20,000	5,000	$0.25
		Junior secured loan ($12,000 par due 1/2014)	6.50% (Libor + 6.25%/B)	1/31/2007	12,000	3,000	$0.25	(3)
		Common stock (50,000 shares)		1/31/2007	5,000	—	—	(5)
MWD Acquisition Sub, Inc.	Dental services	Junior secured loan ($5,000 par due 5/2012)	6.49% (Libor + 6.25%/M)	5/3/2007	5,000	4,350	$0.87	(3)
OnCURE Medical Corp.	Radiation oncology care provider	Senior secured loan ($3,076 par due 8/2009)	3.75% (Libor + 3.50%/M)	8/18/2006	3,076	2,707	$0.88	(3)
		Senior subordinated note ($32,517 par due 8/2013)	11.00% Cash, 1.50% PIK	8/18/2006	32,542	29,288	$0.90	(4)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Common stock (857,143 shares)		8/18/2006	3,000	3,000	$3.50	(5)
Passport Health Communications, Inc, Passport Holding Corp. and Prism Holding Corp.	Healthcare technology provider	Senior secured loan ($12,725 par due 5/2014)	10.50% (Libor + 7.50%/M)	5/9/2008	12,725	12,470	$0.98	(15)
		Senior secured loan ($11,746 par due 5/2014)	10.50% (Libor + 7.50%/M)	5/9/2008	11,746	11,511	$0.98	(3)(15)
		Series A preferred stock (1,594,457 shares)		7/30/2008	9,900	9,900	$6.21	(5)
		Common stock (16,106 shares)		7/30/2008	100	100	$6.21	(5)
PG Mergersub, Inc.	Provider of patient surveys, management reports and national databases for the integrated healthcare delivery system	Senior subordinated loan ($4,000 par due 3/2016)	12.50%	3/12/2008	3,935	3,920	$0.98
		Preferred stock (333 shares)		3/12/2008	333	334	$1,003.00	(5)
		Common stock (16,667 shares)		3/12/2008	167	167	$10.00	(5)
The Schumacher Group of Delaware, Inc.	Outsourced physician service provider	Senior subordinated loan ($30,909 par due 7/2012)	11.13% Cash, 1.00% PIK	7/18/2008	30,909	30,909	$1.00	(4)
		Senior subordinated loan ($5,229 par due 7/2012)	11.13% Cash, 1.00% PIK	7/18/2008	5,229	5,229	$1.00	(4)
Triad Laboratory Alliance, LLC	Laboratory services	Senior secured loan ($4,282 par due 12/2011)	8.50% (Libor + 5.50%/Q)	12/21/2005	4,116	4,282	$1.00	(3)(15)
		Senior subordinated note ($15,534 par due 12/2012)	12.00% Cash, 1.75% PIK	12/21/2005	15,534	15,068	$0.97	(4)
VOTC Acquisition Corp.	Radiation oncology care provider	Senior secured loan ($17,329 par due 7/2012)	11.00% Cash, 2.00% PIK	6/30/2008	17,329	17,329	$1.00	(4)
		Series E preferred shares (3,888,222 shares)		7/14/2008	8,748	3,800	$0.98	(5)

					475,316	417,696			34.16%

Education
Campus Management Corp. and Campus Management Acquisition Corp.(6)	Education software developer	Senior secured loan ($3,280 par due 8/2013)	13.00 Cash, 3.00% PIK	2/8/2008	3,280	3,280	$1.00	(16)(4)
		Senior secured loan ($30,494 par due 8/2013)	13.00 Cash, 3.00% PIK	2/8/2008	30,494	30,494	$1.00	(2)(16)(4)
		Senior secured loan ($9,028 par due 8/2013)	10.00% Cash, 3.00% PIK	2/8/2008	9,028	9,028	$1.00	(16)(4)
		Preferred stock (493,147 shares)	8.00% PIK	2/8/2008	8,952	12,800	$24.33	(4)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
ELC Acquisition Corporation	Developer, manufacturer and retailer of educational products	Senior secured loan ($162 par due 11/2012)	3.50% (Libor + 3.25%/M)	11/30/2006	162	154	$0.95	(3)
		Junior secured loan ($8,333 par due 11/2013)	7.25% (Libor + 7.00%/M)	11/30/2006	8,333	7,917	$0.95	(3)
Instituto de Banca y Comercio, Inc. Leeds IV Advisors, Inc.(8)	Private school operator	Senior secured revolving loan ($11,730 par due 3/2014)	6.50% (Libor + 4.00%/Q)	3/15/2007	1,232	1,232	$1.00	(3)(15)
		Senior secured loan ($11,730 par due 3/2014)	8.50% (Libor + 6.00%/Q)	3/15/2007	11,730	11,730	$1.00	(3)(15)
		Senior subordinated loan ($30,644 par due 6/2014)	13.00% Cash, 3.00% PIK	6/4/2008	30,644	30,644	$1.00	(4)
		Preferred stock (165,811 shares)		6/4/2008	788	1,883	$11.35	(5)
		Preferred stock (140,577 shares)		3/31/2009	668	1,596	$12.94	(5)
		Common stock (214,286 shares)		6/4/2008	54	2,433	$11.35	(5)
		Common stock (140,577 shares)		3/31/2009	35	1,596	$12.94	(5)
Lakeland Finance, LLC	Private school operator	Senior secured note ($30,000 par due 12/2012)	11.50%	12/13/2005	30,000	30,000	$1.00
		Senior secured note ($3,000 par due 12/2012)	11.50%	12/13/2005	3,000	3,000	$1.00	(2)
R3 Education, Inc. (formerly known as Equinox EIC Partners, LLC and MUA Management Company)(6)(8)	Medical school operator	Senior secured revolving loan ($1,186 par due 12/2012)	6.25% (Libor + 6.00%/M)	4/3/2007	1,186	1,162	$0.98
		Senior secured loan ($14,113 par due 12/2012)	6.25% (Libor + 6.00%/M)	9/21/2007	14,113	13,830	$0.98	(2)
		Senior secured loan ($7,300 par due 12/2012)	6.25% (Libor + 6.00%/M)	4/3/2007	7,275	7,130	$0.98	(3)
		Common membership interest (26.27% interest)		9/21/2007	15,800	17,185		(5)
		Preferred Stock (8,000 shares)			2,000	2,000	$250.00	(5)
		Preferred stock (800 shares)			200	200	$250.00	(5)

					178,974	189,294			15.48%

Beverage, Food and Tobacco
3091779 Nova Scotia Inc.(8)	Baked goods manufacturer	Junior secured loan (Cdn $14,241 par due 11/2012)	10.00% Cash, 4.00% PIK	11/2/2007	15,047	11,278	$0.85	(4)(12)
		Senior secured revolving loan (Cdn $7,338 par due 11/2012)	8.00%	11/2/2007	6,757	7,127	$1.00	(4)(12)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Warrants to purchase 57,545 shares			—	—	$—	(5)
Apple & Eve, LLC and US Juice Partners, LLC(6)	Juice manufacturer	Senior secured loan ($24,216 par due 10/2013)	14.50% (Libor + 11.50%/M)	10/5/2007	24,216	23,974	$0.99	(15)
		Senior secured loan ($11,870 par due 10/2013)	14.50% (Libor + 11.50%/M)	10/5/2007	11,870	11,752	$0.99	(15)
		Senior units (50,000 units)			5,000	3,500	$70.00
Best Brands Corporation	Baked goods manufacturer	Senior secured loan ($13,135 par due 12/2012)	7.51% (Libor + 7.25%M)	2/15/2008	10,966	13,135	$1.00	(4)
		Senior secured loan ($8,759 par due 6/2013)	7.51% (Libor + 7.25%M)	12/14/2006	7,462	8,759	$1.00	(4)
		Junior secured loan ($28,692 par due 6/2013)	12.00% Cash, 4.00% PIK	12/14/2006	28,053	28,692	$1.00	(2)(4)
		Junior secured loan ($8,611 par due 6/2013)	12.00% Cash, 4.00% PIK	12/14/2006	8,611	8,611	$1.00	(3)(4)
		Junior secured loan ($11,733 par due 6/2013)	12.00% Cash, 4.00% PIK	12/14/2006	11,733	11,733	$1.00	(3)(4)
Bumble Bee Foods, LLC and BB Co-Invest LP	Canned seafood manufacturer	Senior subordinated loan ($30,756 par due 11/2018)	16.25% (12.00% Cash, 4.25% Optional PIK)	11/18/2008	30,756	30,756	$1.00	(4)
		Common stock (4,000 shares)		11/18/2008	4,000	5,700	$1,425.00	(5)
Charter Baking Company, Inc.	Baked goods manufacturer	Senior subordinated note ($5,874 par due 2/2013)	13.00% PIK	2/6/2008	5,874	5,874	$1.00	(2)(4)
		Preferred stock (6,258 shares)		9/1/2006	2,500	1,725	$275.65	(5)

					172,845	172,616			14.12%

Restaurants and Food Services
ADF Capital, Inc. & ADF Restaurant Group, LLC	Restaurant owner and operator	Senior secured revolving loan ($1,408 par due 11/2013)	6.50% (Libor + 3.5%/Q)	11/27/2006	1,408	1,408	$1.00	(15)
		Senior secured revolving loan ($2,010 par due 11/2013)	6.50% (Libor + 3.5%/S)	11/27/2006	2,010	2,010	$1.00	(4)(15)
		Senior secured loan ($23,615 par due 11/2012)	12.50% (Libor + 6.50% Cash, 3.00% PIK/Q)	11/27/2006	23,622	23,615	$1.00	(4)(15)
		Senior secured loan ($11,069 par due 11/2012)	12.50% (Libor + 6.50% Cash, 3.00% PIK/Q)	11/27/2006	11,069	11,069	$1.00	(2)(4)(15)
		Promissory note ($13,105 par due 11/2016)	12.00% PIK	6/1/2006	13,093	13,795	$1.05	(15)
		Warrants to purchase 0.61 shares		6/1/2006	—	4,370	$—	(5)
Encanto Restaurants, Inc.(8)	Restaurant owner and operator	Junior secured loan ($21,368 par due 8/2013)	7.50% Cash, 3.50% PIK	8/16/2006	21,368	20,299	$0.95	(2)(4)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Junior secured loan ($4,070 par due 8/2013)	7.50% Cash, 3.50% PIK	8/16/2006	4,070	3,867	$0.95	(3)(4)
OTG Management, Inc.	Airport restaurant operator	Junior secured loan ($15,884 par due 6/2013)	20.50% (Libor + 11.00% Cash, 6.50% PIK/M)	6/19/2008	15,884	15,884	$1.05	(15)
		Warrants to purchase up to 88,991 shares of common stock			—	750	$8.43	(5)
		Warrants to purchase up to 9 shares of common stock			—	—	$—	(5)
Vistar Corporation and Wellspring Distribution Corp.	Food service distributor	Senior subordinated loan ($43,625 par due 5/2015)	13.50%	5/23/2008	43,625	41,444	$0.95
		Senior subordinated loan ($25,000 par due 5/2015)	13.50%	5/23/2008	25,000	23,750	$0.95	(2)
		Senior subordinated loan ($5,000 par due 5/2015)	13.50%	5/23/2008	5,000	4,750	$0.95	(2)
		Class A non-voting common stock (1,366,120 shares)		5/23/2008	7,500	3,253	$2.38	(5)

					173,649	170,264			13.93%

Financial
Carador PLC(6)(8)(9)	Investment company	Ordinary shares (7,110,525 shares)		12/15/2006	9,033	2,311	$0.38	(5)
CIC Flex, LP(9)	Investment partnership	Limited partnership units (0.69 unit)		9/7/2007	41	41	$59,420.29	(5)
Covestia Capital Partners, LP(9)	Investment partnership	Limited partnership interest (47% interest)		6/17/2008	1,059	1,059		(5)
Firstlight Financial Corporation(6)(9)	Investment company	Senior subordinated loan ($72,894 par due 12/2016)	1.00% PIK	12/31/2006	72,871	54,670	$0.75	(4)
		Common stock (10,000 shares)		12/31/2006	10,000	—	$—	(5)
		Common stock (30,000 shares)		12/31/2006	30,000	—	$—	(5)
Ivy Hill Asset Management, L.P.		Member interest			3,586	11,088
Ivy Hill Middle Market Credit Fund, Ltd. (7)(8)(9)	Investment company	Class B deferrable interest notes ($40,000 par due 11/2018)	6.72% (Libor + 6.00%/Q)	11/20/2007	40,000	36,800	$0.92
		Subordinated notes ($15,681 par due 11/2018)		11/20/2007	15,681	14,113	$0.90	(5)
Imperial Capital Group, LLC and Imperial Capital Private Opportunities, LP(6)(9)	Investment banking services	Limited partnership interest (80% interest)		5/10/2007	3,094	3,094		(5)
		Common units (7,710 units)		5/10/2007	14,997	20,000	$2,594.03	(5)
		Common units (2,526 units)		5/10/2007	3	3	$1.00	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Common units (315 units)		5/10/2007	—	—	$—	(5)
Partnership Capital Growth Fund I, LP(9)	Investment partnership	Limited partnership interest (25% interest)		6/16/2006	2,711	2,711		(5)
Trivergance Capital Partners, LP(9)	Investment partnership	Limited partnership interest (100% interest)		6/5/2008	1,672	1,672		(5)
VSC Investors LLC(9)	Investment company	Membership interest (4.63% interest)		1/24/2008	635	635		(5)

					205,383	148,197			12.12%

Services—Other
American Residential Services, LLC	Plumbing, heating and air-conditioning services	Junior secured loan ($20,403 par due 4/2015)	10.00% Cash, 2.00% PIK	4/17/2007	20,505	19,685	$0.96	(2)(4)
Diversified Collection Services, Inc.	Collections services	Senior secured loan ($10,529 par due 8/2011)	9.50% (Libor + 6.75%/M)	2/2/2005	8,849	10,529	$1.00	(15)
		Senior secured loan ($3,747 par due 8/2011)	9.50% (Libor + 6.75%/M)	2/2/2005	3,747	3,747	$1.00	(3)(15)
		Senior secured loan ($323 par due 8/2011)	9.50% (Libor + 6.75%/Q)	2/2/2005	272	323	$1.00	(15)
		Senior secured loan ($115 par due 8/2011)	9.50% (Libor + 6.75%/Q)	2/2/2005	115	115	$1.00	(3)(15)
		Senior secured loan ($1,931 par due 2/2011)	13.75% (Libor + 11.00%/M)	2/2/2005	1,931	1,931	$1.00	(15)
		Senior secured loan ($7,492 par due 8/2011)	13.75% (Libor + 11.00%/M)	2/2/2005	7,492	7,492	$1.00	(15)
		Preferred stock (14,927 shares)		5/18/2006	169	264	$17.69	(5)
		Common stock (114,004 shares)		2/2/2005	295	286	$2.51	(5)
GCA Services Group, Inc.	Custodial services	Senior secured loan ($20,865 par due 12/2011)	12.00%	12/15/2006	23,193	23,255	$1.00	(2)
		Senior secured loan ($5,000 par due 12/2011)	12.00%	12/15/2006	4,755	4,768	$1.00
		Senior secured loan ($10,346 par due 12/2011)	12.00%	12/15/2006	9,840	9,866	$1.00	(3)
Growing Family, Inc. and GFH Holdings, LLC	Photography services	Senior secured revolving loan ($1,513 par due 8/2011)	10.50% (Libor + 3.00% Cash, 4.00% PIK/A)	3/16/2007	1,513	454	$0.30	(4)(14)(15)
		Senior secured loan ($11,188 par due 8/2011)	13.00% (Libor + 3.50% Cash, 6.00% PIK/Q)	3/16/2007	11,188	3,356	$0.30	(4)(14)(15)
		Senior secured loan ($372 par due 8/2011)	11.25% (Base Rate + 8.00%/A)	3/16/2007	372	111	$0.30	(4)(14)(15)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior secured loan ($3,575 par due 8/2011)	15.50% (Libor + 6.00% Cash, 6.00% PIK/Q)	3/16/2007	3,575	1,073	$0.30	(4)(14)(15)
		Senior secured loan ($147 par due 8/2011)	15.50% (Libor + 6.00% Cash, 6.00% PIK/Q)	3/16/2007	147	44	$0.30	(4)(14)(15)
		Common stock (552,430 shares)		3/16/2007	872	—	$—	(5)
NPA Acquisition, LLC	Powersport vehicle auction operator	Junior secured loan ($12,000 par due 2/2013)	6.99% (Libor + 6.75%/M)	8/23/2006	12,000	12,000	$1.00	(3)
		Common units (1,709 shares)		8/23/2006	1,000	2,300	$1,345.82	(5)
Web Services Company, LLC	Laundry service and equipment provider	Senior secured loan ($4,950 par due 8/2014)	5.30% (Libor + 5.00%/Q)	6/15/2009	4,582	4,802	$0.97	(4)
		Senior subordinated loan ($18,103 par due 8/2016)	11.50% Cash, 2.50% PIK	8/29/2008	18,103	17,198	$0.95	(4)
		Senior subordinated loan ($25,640 par due 8/2016)	11.50% Cash, 2.50% PIK	8/29/2008	25,640	24,358	$0.95	(2)(4)

					160,155	147,957			12.10%

Business Services
Booz Allen Hamilton, Inc.	Strategy and technology consulting services	Senior secured loan ($743 par due 7/2015)	7.50% (Libor + 4.50%/S)	7/31/2008	728	743	$1.00	(3)(15)
		Senior subordinated loan ($22,400 par due 7/2016)	11.00% Cash, 2.00% PIK	7/31/2008	22,196	22,400	$1.00	(2)(4)(15)
		Senior subordinated loan ($250 par due 7/2016)	11.00% Cash, 2.00% PIK	7/31/2008	220	250	$1.00	(2)(4)
Investor Group Services, LLC(6)	Financial services	Limited liability company membership interest (10.00% interest)		6/22/2006	—	500		(5)
Pillar Holdings LLC and PHL Holding Co.(6)	Mortgage services	Senior secured revolving loan ($375 par due 11/2013)	5.80% (Libor + 5.50%/B)	11/20/2007	375		$1.00
		Senior secured revolving loan ($938 par due 11/2013)	5.80% (Libor + 5.50%/B)	11/20/2007	938	938	$1.00
		Senior secured loan ($1,875 par due 5/2014)	14.50%	7/31/2008	1,875	1,875	$1.00
		Senior secured loan ($5,500 par due 5/2014)	14.50%	7/31/2008	5,500	5,500	$1.00
		Senior secured loan ($16,902 par due 11/2013)	5.80% (Libor + 5.50%/B)	11/20/2007	16,902	16,902	$1.00	(2)
		Senior secured loan ($10,550 par due 11/2013)	5.80% (Libor + 5.50%/B)	11/20/2007	10,550	10,550	$1.00	(3)
		Common stock (84.78 shares)		11/20/2007	3,768	7,234	$85,105.88	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Primis Marketing Group, Inc. and Primis Holdings, LLC(6)	Database marketing services	Senior subordinated note ($10,222 par due 2/2013)	13.50% Cash, 2.00% PIK	8/24/2006	10,222	511	$0.05	(4)(14)
		Preferred units (4,000 units)		8/24/2006	3,600	—	—	(5)
		Common units (4,000,000 units)		8/24/2006	400	—	—	(5)
Prommis Solutions, LLC, E-Default Services, LLC, Statewide Tax and Title Services, LLC & Statewide Publishing Services, LLC (formerly known as MR Processing Holding Corp.)	Bankruptcy and foreclosure processing services	Senior subordinated note ($26,394 par due 2/2014)	11.50% Cash, 2.00% PIK	2/8/2007	26,394	25,866	$0.98	(4)
		Senior subordinated note ($26,498 par due 2/2014)	11.50% Cash, 2.00% PIK	2/8/2007	26,498	25,968	$0.98	(2)(4)
		Preferred stock (30,000 shares)		4/11/2006	3,000	6,221	$207.37	(5)
R2 Acquisition Corp.	Marketing services	Common stock (250,000 shares)		5/29/2007	250	250	$1.00	(5)
Summit Business Media, LLC	Business media consulting services	Junior secured loan ($10,669 par due 11/2013)	15.00% PIK	8/3/2007	10,276	1,600	$0.15	(3)(4)(14)
VSS-Tranzact Holdings, LLC(6)	Management consulting services	Common membership interest (8.51% interest)		10/26/2007	10,000	6,000		(5)

					153,692	133,683			10.93%

Retail
Apogee Retail, LLC	For-profit thrift retailer	Senior secured loan ($1,863 par due 3/2012)	5.49% (Libor + 5.25%/M)	3/27/2007	1,863	1,677	$0.90
		Senior secured loan ($2,977 par due 3/2012)	5.49% (Libor + 5.25%/M)	3/27/2007	2,977	2,679	$0.90
		Senior secured loan ($11,296 par due 11/2012)	12.00% Cash, 4.00% PIK	5/28/2008	11,296	11,296	$1.00	(4)
		Senior secured loan ($26,738 par due 3/2012)	5.50% (Libor + 5.25%/M)	3/27/2007	26,738	24,065	$0.90	(2)
		Senior secured loan ($11,700 par due 3/2012)	5.50% (Libor + 5.25%/M)	3/27/2007	11,700	10,530	$0.90	(3)
Dufry AG(8)	Retail newstand operator	Common stock (39,056 shares)		3/28/2008	3,000	2,200	$56.33	(5)
Savers, Inc. and SAI Acquisition Corporation	For-profit thrift retailer	Senior subordinated note ($6,044 par due 8/2014)	10.00% Cash, 2.00% PIK	8/8/2006	6,044	5,923	$0.98	(4)
		Senior subordinated note ($22,236 par due 8/2014)	10.00% Cash, 2.00% PIK	8/8/2006	22,236	21,792	$0.98	(2)(4)
		Common stock (1,170,182 shares)		8/8/2006	4,500	5,840	$4.99	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Things Remembered, Inc. and TRM Holdings Corporation	Personalized gifts retailer	Senior secured loan ($4,506 par due 9/2012)	5.5% Cash, 1.00% PIK Option	9/28/2006	4,506	3,154	$0.70	(3)
		Senior secured loan ($7,303 par due 9/2012)	5.5% Cash, 1.00% PIK Option	9/28/2006	7,303	5,112	$0.70	(3)
		Senior secured loan ($28,402 par due 9/2012)	5.5% Cash, 1.00% PIK Option	9/28/2006	28,402	19,882	$0.70	(2)
		Preferred stock (800 shares)		9/28/2006	200	—	$—	(5)
		Common stock (80 shares)		9/28/2006	1,800	—	$—	(5)
		Warrants to purchase 858 shares of commons shares		3/19/2009	—	—	$—	(5)
		Warrants to purchase 73 shares of Preferred shares		3/19/2009	—	—	$—	(5)

					132,565	114,150			9.34%

Manufacturing
Arrow Group Industries, Inc.	Residential and outdoor shed manufacturer	Senior secured loan ($5,616 par due 4/2010)	5.28% (Libor + 5.00%/Q)	3/28/2005	5,653	5,223	$0.93	(3)(15)
Emerald Performance Materials, LLC	Polymers and performance materials manufacturer	Senior secured loan ($9,018 par due 5/2011)	8.25% (Libor + 4.25%/M)	5/16/2006	9,018	8,657	$0.96	(3)(15)
		Senior secured loan ($536 par due 5/2011)	8.25% (Libor + 4.25%/M)	5/16/2006	536	515	$0.96	(3)(15)
		Senior secured loan ($156 par due 5/2011)	8.50% (Base + 5.25%/M)	5/16/2006	156	150	$0.96	(3)(15)
		Senior secured loan ($1,604 par due 5/2011)	10.00% (Libor + 6.00%/M)	5/16/2006	1,604	1,508	$0.94	(3)(15)
		Senior secured loan ($4,900 par due 5/2011)	13.00% Cash, 3.00% PIK	5/16/2006	4,900	4,704	$0.96	(2)(4)
Qualitor, Inc.	Automotive aftermarket components supplier	Senior secured loan ($1,743 par due 12/2011)	6.00% (Base Rate + 2.75%/M)	12/29/2004	1,743	1,656	$0.95	(3)
		Junior secured loan ($5,000 par due 6/2012)	9.00% (Base Rate + 5.75%/M)	12/29/2004	5,000	4,750	$0.95	(3)
Reflexite Corporation(7)	Developer and manufacturer of high-visibility reflective products	Senior subordinated loan ($16,557 par due 2/2015)	12.50% Cash, 5.50% PIK	2/28/2008	16,557	16,557	$1.00	(4)
		Common stock (1,821,860 shares)		3/28/2006	27,435	24,898	$13.67	(5)
Saw Mill PCG Partners LLC	Precision components manufacturer	Common units (1,000 units)		2/2/2007	1,000	—	$—	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
UL Holding Co., LLC	Petroleum product manufacturer	Senior secured loan ($10,945 par, due 12/2012)	9.34% (Libor + 8.88%/Q)	2/13/2009	10,945	10,726	$0.98	(5)
		Senior secured loan ($2,985 par, due 12/2012)	14.00%	2/13/2009	2,985	2,925	$0.98	(5)
		Senior secured loan ($2,985 par, due 12/2012)	14.00%	2/13/2009	2,985	2,925	$0.98	(5)
		Senior secured loan ($995 par, due 12/2012)	14.00%	2/13/2009	995	975	$0.98	(5)
		Senior secured loan ($2,985 par, due 12/2012)	9.35% (Libor + 8.88% / Q)	2/13/2009	2,985	2,925	$0.98	(5)
		Common units (50,000 units)		4/25/2008	500	500	$10.00	(5)
		Common units (50,000 units)		4/25/2008	—	—	$—	(5)
Universal Trailer Corporation(6)	Livestock and specialty trailer manufacturer	Common stock (74,920 shares)		10/8/2004	7,930	—	$—	(5)

					102,927	89,594			7.33%

Printing, Publishing and Media
Canon Communications LLC	Print publications services	Junior secured loan ($11,907 par due 11/2011)	13.75% (Libor + 8.75% Cash, 2.00% PIK/Q)	5/25/2005	11,902	10,121	$0.85	(2)(4)(15)
		Junior secured loan ($12,134 par due 11/2011)	13.75% (Base Rate + 8.75% Cash, 2.00% PIK/Q)	5/25/2005	12,130	10,314	$0.85	(3)(4)(15)
Courtside Acquisition Corp.	Community newspaper publisher	Senior subordinated loan ($34,295 par due 6/2014)	17.00% PIK	6/29/2007	34,295	—	$—	(4)(14)
LVCG Holdings LLC(7)	Commercial printer	Membership interests (56.53% interest)		10/12/2007	6,600	1,980	$—	(5)
National Print Group, Inc.	Printing management services	Senior secured revolving loan ($1,826 par due 3/2012)	9.00% (Libor + 6.00%/S)	3/2/2006	1,826	1,114	$0.61	(15)
		Senior secured revolving loan ($343 par due 3/2012)	8.25% (Base Rate + 5.00%/M)	3/2/2006	272	166	$0.61	(15)
		Senior secured loan ($6,942 par due 3/2012)	16.00% (Base Rate + 9.00 Cash, 4.00% PIK/Q)	3/2/2006	6,888	4,235	$0.75	(3)(15)(4)
		Senior secured loan ($1,405 par due 3/2012)	16.00% (Base Rate + 8.00 Cash, 4.00% PIK/M)	3/2/2006	1,128	693	$0.75	(3)(15)(4)
		Preferred stock (9,344 shares)		3/2/2006	2,000	—	$—	(5)
The Teaching Company, LLC and The Teaching Company Holdings, Inc.(11)	Education publications provider	Senior secured loan ($18,000 par due 9/2012)	10.50%	9/29/2006	18,000	18,000	$1.00	(2)(11)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior secured loan ($10,000 par due 9/2012)	10.50%	9/29/2006	10,000	10,000	$1.00	(3)(11)
		Preferred stock (29,969 shares)	8.00%	9/29/2006	2,997	3,873	$129.23	(5)
		Common stock (15,393 shares)		9/29/2006	3	4	$0.26	(5)

					108,041	60,500			4.95%

Aerospace & Defense
AP Global Holdings, Inc.	Safety and security equipment manufacturer	Senior secured loan ($7,813 par due 10/2013)	4.75% (Libor + 4.50%/M)	11/8/2007	7,671	7,110	$0.91	(3)
ILC Industries, Inc.	Industrial products provider	Junior secured loan ($12,000 par due 8/2012)	11.50%	6/27/2006	12,000	12,000	$1.00	(3)
Thermal Solutions LLC and TSI Group, Inc.	Thermal management and electronics packaging manufacturer	Senior secured loan ($572 par due 3/2011)	4.03% (Libor + 3.75%/Q)	3/28/2005	572	549	$0.96	(3)
		Senior secured loan ($2,740 par due 3/2012)	4.53% (Libor + 4.25%/Q)	3/28/2005	2,740	2,494	$0.91	(3)
		Senior subordinated notes ($2,730 par due 3/2013)	11.50% Cash, 2.50% PIK	3/21/2006	2,730	2,593	$0.97	(2)(4)
		Senior subordinated notes ($2,150 par due 9/2012)	11.50% Cash, 2.75% PIK	3/28/2005	2,150	2,042	$0.97	(4)
		Senior subordinated notes ($3,394 par due 9/2012)	11.50% Cash, 2.75% PIK	3/28/2005	3,394	3,225	$0.97	(2)(4)
		Preferred stock (71,552 shares)		3/28/2005	716	716	$10.00	(5)
		Common stock (1,460,246 shares)		3/28/2005	15	15	$0.01	(5)
Wyle Laboratories, Inc. and Wyle Holdings, Inc.	Provider of specialized engineering, scientific and technical services	Junior secured loan ($16,000 par due 7/2014)	15.00%	1/17/2008	16,000	16,000	$1.00
		Junior secured loan ($12,000 par due 7/2014)	15.00%	1/17/2008	12,000	12,000	$1.00	(3)
		Junior Preferred stock (14,655 shares)	10.00% PIK	1/17/2008	1,816	1,455	$99.28	(4)(5)
		Senior Preferred stock (775 shares)	8.00% PIK	1/17/2008	96	77	$99.35	(4)(5)
		Common stock (151,439 shares)		1/17/2008	188	148	$0.98	(5)

					62,088	60,424			4.94%

Consumer Products—Non-Durable
Innovative Brands, LLC	Consumer products and personal care manufacturer	Senior secured loan ($9,059 par due 9/2011)	15.50%	10/12/2006	9,059	9,059	$1.00

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior secured loan ($8,362 par due 9/2011)	15.50%	10/12/2006	8,362	8,362	$1.00	(3)
Making Memories Wholesale, Inc.(7)	Scrapbooking branded products manufacturer	Senior secured loan ($9,875 par due 8/2014)	10.00% (Libor + 6.50%/Q)	8/21/2009	7,869	9,875	$1.00	(15)
		Senior secured loan ($5,042 par due 8/2014)	15.00% (7.50% Cash, 7.50% PIK/Q)	8/21/2009	4,070	3,025	$0.60	(4)
		Common stock (100 shares)		8/21/2009	—	—	$—	(5)
Shoes for Crews, LLC	Safety footwear and slip-related mat manufacturer	Senior secured loan ($302 par due 7/2010)	5.50% (Base + 2.25%/Q)	10/8/2004	304	302	$1.00	(3)
The Thymes, LLC(7)	Cosmetic products manufacturer	Preferred stock (6,283 shares)	8.00% PIK	6/21/2007	6,283	5,654	$899.89	(4)
		Common stock (5,400 shares)		6/21/2007	—	—	$—	(5)
Wear Me Apparel, LLC(6)	Clothing manufacturer	Senior subordinated notes ($24,110 par due 4/2013)	17.50% PIK	4/2/2007	24,110	18,083	$0.75	(4)(14)
		Common stock (10,000 shares)		4/2/2007	10,000	—	$—	(5)

					70,057	54,360			4.45%

Telecommunications
American Broadband Communications, LLC and American Broadband Holding Company	Broadband communication services	Senior subordinated loan ($34,004 par due 11/2014)	18.00% (10.00% Cash, 8.00% PIK/Q)	2/8/2008	34,004	34,004	$1.00	(4)
		Senior subordinated loan ($8,580 par due 11/2014)	18.00% (10.00% Cash, 8.00% PIK/Q)	11/7/2007	8,580	8,580	$1.00	(4)
		Warrants to purchase 170 shares		11/7/2007	—	—	$—	(5)

					42,584	42,584			3.48%

Environmental Services
AWTP, LLC	Water treatment services	Junior secured loan ($9,510 par due 12/2012)	11.50% (Base Rate + 8.25%/Q)	12/23/2005	9,510	4,755	$0.50	(4)(14)
		Junior secured loan ($4,172 par due 12/2012)	11.50% (Base Rate + 8.25%/Q)	12/23/2005	4,172	2,086	$0.50	(3)(4)(14)
Mactec, Inc.	Engineering and environmental services	Class B-4 stock (16 shares)		11/3/2004	—	—	$—	(5)
		Class C stock (5,556 shares)		11/3/2004	—	150	$27.00	(5)
Sigma International Group, Inc.	Water treatment parts manufacturer	Junior secured loan ($4,000 par due 10/2013)	15.00% (Libor + 7.00%/Q)	10/11/2007	4,000	2,800	$0.70	(3)(15)
		Junior secured loan ($1,833 par due 10/2013)	15.00% (Libor + 7.00%/Q)	10/11/2007	1,833	1,283	$0.70	(2)(15)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Junior secured loan ($2,750 par due 10/2013)	15.00% (Libor + 7.00%/Q)	11/1/2007	2,750	1,925	$0.70	(2)(15)
		Junior secured loan ($6,000 par due 10/2013)	15.00% (Libor + 7.00%/Q)	11/1/2007	6,000	4,200	$0.70	(3)(15)
		Junior secured loan ($2,000 par due 10/2013)	15.00% (Libor + 7.00%/Q)	11/6/2007	2,000	1,400	$0.70	(3)(15)
		Junior secured loan ($917 par due 10/2013)	15.00% (Libor + 7.00%/Q)	11/6/2007	917	642	$0.70	(2)(15)
Waste Pro USA, Inc.	Waste management services	Class A Common Equity (611,614.80 shares)		11/9/2006	12,263	13,263	$21.69	(4)
Wastequip, Inc.(6)	Waste management equipment manufacturer	Senior subordinated loan ($13,121 par due 2/2015)	10.00% Cash, 2.00% PIK	2/5/2007	13,030	3,936	$0.30	(4)
		Common stock (13,889 shares)		2/2/2007	1,389	—	$—	(5)

					57,864	36,440			2.98%

Computers and Electronics
RedPrairie Corporation	Software manufacturer	Junior secured loan ($3,300 par due 1/2013)	6.97% (Libor + 6.50%/Q)	7/13/2006	3,300	3,135	$0.95	(2)
		Junior secured loan ($12,000 par due 1/2013)	6.97% (Libor + 6.50%/Q)	7/13/2006	12,000	11,400	$0.95	(3)
TZ Merger Sub, Inc.	Computers and Electronics	Senior secured loan ($4,830 par due 07/2015)	7.50% (Libor + 4.50%/Q)	6/15/2009	4,726	4,830	$1.00	(2)(15)
X-rite, Incorporated	Artwork software manufacturer	Junior secured loan ($3,116 par due 7/2013)	14.38% (Libor + 10.38%/Q)	7/6/2006	3,116	3,116	$1.00	(15)
		Junior secured loan ($7,790 par due 7/2013)	14.38% (Libor + 10.38%/Q)	7/6/2006	7,790	7,790	$1.00	(3)(15)

					30,932	30,271			2.48%

Cargo Transport
The Kenan Advantage Group, Inc.	Fuel transportation provider	Senior subordinated notes ($25,899 par due 12/2013)	9.50% Cash, 3.50% PIK	12/15/2005	25,899	25,381	$0.95	(2)(4)
		Senior secured loan ($2,407 par due 12/2011)	3.00% (Libor + 2.75%/M)	12/15/2005	2,407	2,238	$0.93	(3)
		Preferred stock (10,984 shares)		12/15/2005	1,098	1,459	$132.83	(4)(5)
		Common stock (30,575 shares)		12/15/2005	31	41	$1.34	(5)

					29,435	29,119			2.38%

Health Clubs
Athletic Club Holdings, Inc.	Premier health club operator	Senior secured loan ($1,750 par due 10/2013)	4.74% (Libor + 4.50%/M)	10/11/2007	1,750	1,540	$0.88	(13)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior secured loan ($1,000 par due 10/2013)	4.75% (Libor + 4.50%/M)	10/11/2007	1,000	880	$0.88	(13)
		Senior secured loan ($11,496 par due 10/2013)	4.75% (Libor + 4.50%/M)	10/11/2007	11,496	10,116	$0.88	(3)(13)
		Senior secured loan ($12,495 par due 10/2013)	4.75% (Libor + 4.50%/M)	10/11/2007	12,495	10,996	$0.88	(2)(13)
		Senior secured loan ($4 par due 10/2013)	7.75% (Base Rate + 4.50%/Q)	10/11/2007	4	4	$0.88	(3)(13)
		Senior secured loan ($5 par due 10/2013)	6.75% (Base Rate + 3.50%/Q)	10/11/2007	5	4	$0.88	(2)(13)

					26,750	23,540			1.93

Containers-Packaging
Industrial Container Services, LLC(6)	Industrial container manufacturer, reconditioner and servicer	Senior secured loan ($681 par due 9/2011)	4.25% (Libor + 4.00%/M)	6/21/2006	661	628	$0.95	(2)
		Senior secured loan ($43 par due 9/2011)	4.25% (Libor + 4.00%/M)	6/21/2006	43	41	$0.95	(3)
		Senior secured loan ($4926 par due 9/2011)	4.29% (Libor + 4.00%/M)	6/21/2006	4,926	4,680	$0.95	(2)
		Senior secured loan ($322 par due 9/2011)	4.29% (Libor + 4.00%/M)	6/21/2006	322	306	$0.95	(3)
		Senior secured loan ($6,157 par due 9/2011)	4.28% (Libor + 4.00%/M)	6/21/2006	6,157	5,850	$0.95	(2)
		Senior secured loan ($402 par due 9/2011)	4.28% (Libor + 4.00%/M)	6/21/2006	402	382	$0.95	(3)
		Senior secured loan ($98 par due 9/2011)	4.25% (Libor + 4.00%/M)	6/21/2006	98	93	$0.95	(2)
		Senior secured loan ($1,495 par due 9/2011)	4.25% (Libor + 4.00%/M)	6/21/2006	1,495	1,420	$0.95	(3)
		Common stock (1,800,000 shares)		9/29/2005	1,800	8,550	$4.75	(5)

					15,904	21,950			1.80%

Grocery
Planet Organic Health Corp.(8)	Organic grocery store operator	Junior secured loan ($860 par due 7/2014)	13.00%	7/3/2007	859	817	$0.95
		Junior secured loan ($10,249 par due 7/2014)	13.00%	7/3/2007	10,240	9,737	$0.95	(3)
		Senior subordinated loan ($12,341 par due 7/2012)	13.00% Cash, 4.00% PIK	7/3/2007	12,288	9,873	$0.80	(2)(4)

					23,387	20,427			1.67%

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Consumer Products—Durable
Direct Buy Holdings, Inc. and Direct Buy Investors, LP(6)	Membership-based buying club franchisor and operator	Senior secured loan ($2,281 par due 11/2012)	6.82% (Libor + 6.50%/M)	12/14/2007	2,199	1,710	$0.75
		Partnership interests (19.31% interest)		11/30/2007	10,000	2,500		(5)

					12,199	4,210			0.34%

Housing—Building Materials
HB&G Building Products	Synthetic and wood product manufacturer	Senior subordinated loan ($8,956 par due 3/2011)	19.0% PIK	10/8/2004	8,984	448	$0.05	(2)(4) (14)
		Common stock (2,743 shares)		10/8/2004	753	—	$—	(5)
		Warrants to purchase 4,464 shares		10/8/2004	653	—	$—	(5)

					10,390	448			0.04%

					$2,245,137	$1,967,724

(1)
Other than our investments in HCP Acquisition Holdings, LLC, Ivy Hill Middle Market Credit Fund, Ltd., LVCG Holdings LLC, Making Memories Wholesale, Inc., Reflexite Corporation and The Thymes, LLC, we do not "Control" any of our portfolio companies, as defined in the Investment Company Act. In general, under the Investment Company Act, we would "Control" a portfolio company if we owned more than 25% of its outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company. All of our portfolio company investments are subject to legal restrictions on sales which as of September 30, 2009 represented 161% of the Company's net assets.

(2)
These assets are owned by the Company's wholly owned subsidiary Ares Capital CP, are pledged as collateral for the CP Funding Facility and, as a result, are not directly available to the creditors of the Company to satisfy any obligations of the Company other than Ares Capital CP's obligations under the CP Funding Facility (see Note 7 to the consolidated financial statements). Unless otherwise noted, as of September 30, 2009, all other investments were pledged as collateral for the Revolving Credit Facility (see Note 7 to the consolidated financial statements).

(3)
Pledged as collateral for the ARCC CLO. Unless otherwise noted, as of September 30, 2009, all other investments were pledged as collateral for the Revolving Credit Facility (see Note 7 to the consolidated financial statements).

(4)
Has a payment-in-kind interest feature (see Note 2 to the consolidated financial statements).

(5)
Non-income producing at September 30, 2009.

(6)
As defined in the Investment Company Act, we are an "Affiliated Person" of this portfolio company because we own 5% or more of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). Transactions during the period for the nine months ended September 30, 2009 in which the issuer was an Affiliated company (but not a portfolio company that we "Control") are as follows (in thousands):

Company	Purchases	Redemptions (cost)	Sales (cost)	Interest income	Capital structuring service fees	Dividend Income	Other income	Net realized gains (losses)	Net unrealized gains (losses)
Apple & Eve, LLC and US Juice Partners, LLC	$4,500	$12,831	$5,000	$4,045	$—	$—	$26	$—	$10,423
Carador, PLC	$—	$—	$—	$—	$—	$285	$—	$—	$(1,956)
Campus Management Corp. and Campus Management Acquisition Corp.	$—	$2,309	$15,000	$4,706	$—	$—	$78	$(482)	$800
CT Technologies Intermediate Holdings, Inc. and CT Technologies Holdings, LLC	$—	$—	$—	$778	$—	$—	$9	$—	$2,380
Direct Buy Holdings, Inc. and Direct Buy Investors LP	$—	$—	$—	$97	$—	$—	$—	$—	$(4,000)
Firstlight Financial Corporation	$—	$—	$—	$2,789	$—	$—	$1,380	$—	$(11,032)
Imperial Capital Group, LLC	$2,210	$—	$—	$—	$—	$—	$—	$—	$5,003
Industrial Container Services, LLC	$6,154	$10,349	$—	$552	$—	$—	$122	$—	$(1,335)
Investor Group Services, LLC	$—	$750	$—	$—	$—	$—	$19	$—	$—
Pillar Holdings LLC and PHL Holding Co.	$—	$2,936	$—	$2,180	$—	$—	$25	$—	$1,967
Primis Marketing Group, Inc. and Primis Holdings, LLC	$—	$—	$—	$—	$—	$—	$—	$—	$(511)
R3 Education, Inc.	$24,000	$31,600	$—	$697	$—	$—	$29	$—	$87
VSS-Tranzact Holdings, LLC	$—	$—	$—	$—	$—	$—	$—	$—	$—
Wastequip, Inc.	$—	$—	$—	$1,099	$—	$—	$—	$—	$(3,950)
Wear Me Apparel, LLC	$—	$—	$—	$75	$—	$—	$—	$—	$6,027
(7)
As defined in the Investment Company Act, we are an "Affiliated Person" of this portfolio company because we own 5% or more of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). In addition, as defined in the Investment Company Act, we "Control" this portfolio company because we own more than 25% of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). Transactions during the period for the nine months ended September 30, 2009 in which the issuer was both an Affiliated company and a portfolio company that we Control are as follows (in thousands):

Company	Purchases	Redemptions (cost)	Sales (cost)	Interest income	Capital structuring service fees	Dividend Income	Other income	Net realized gains (losses)	Net unrealized gains (losses)
HCP Acquisition Holdings, LLC	$1,495	$—	$—	$—	$—	$—	$—	$—	$(801)
Ivy Hill Asset Management, LP	$3,816	$—	$236	$—	$—	$1,511	$—	$494	$7,502
Ivy Hill Middle Market Credit Fund, Ltd.	$—	$—	$131	$4,072	$—	$—	$1,265	$—	$813
LVCG Holdings, LLC	$—	$—	$—	$—	$—	$—	$50	$—	$(6,520)
Making Memories Wholesale, Inc.	$11,953	$100	$26,177	$181	$—	$—	$1	$(14,198)	$15,111
R3 Education, Inc.	$15,613	$6,050	$—	$652	$—	$—	$17	$—	$(3,616)
Reflexite Corporation	$7,800	$—	$2,000	$2,067	$194	$—	$71	$—	$(10,603)
The Thymes, LLC	$—	$—	$—	$376	$—	$—	$—	$—	$629
(8)
Non-U.S. company or principal place of business outside the U.S. and as a result is not a qualifying asset under Section 55(a) of the Investment Company Act. Under the Investment Company Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets.

(9)
Non-registered investment company.

(10)
A majority of the variable rate loans to our portfolio companies bear interest at a rate that may be determined by reference to either Libor or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), at the borrower's option, which reset annually (A), semi-annually (S), quarterly (Q), bi-monthly (B), monthly (M) or daily (D). For each such loan, we have provided the interest rate in effect at September 30, 2009.

(11)
In addition to the interest earned based on the stated interest rate of this security, we are entitled to receive an additional interest amount of 2.50% on $19.6 million aggregate principal amount of the portfolio company's senior term debt previously syndicated by us.

(12)
Principal amount denominated in Canadian dollars has been translated into U.S. dollars (see Note 2 to the consolidated financial statements).

(13)
In addition to the interest earned based on the stated interest rate of this security, we are entitled to receive an additional interest amount of 2.50% on $25.0 million aggregate principal amount of the portfolio company's senior term debt previously syndicated by us.

(14)
Loan was on non-accrual status as of September 30, 2009.

(15)
Loan includes interest rate floor feature.

(16)
In addition to the interest earned based on the stated interest rate of this security, we are entitled to receive an additional interest amount of 2.98% on $15.0 million aggregate principal amount of the portfolio company's senior term debt previously syndicated by us.

  See accompanying notes to consolidated financial statements.

 ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

As of December 31, 2008

(dollar amounts in thousands, except per unit data)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Healthcare—Services
American Renal Associates, Inc.	Dialysis provider	Senior secured loan ($1,443 par due 12/2010)	4.72% (Libor + 3.25%/Q)	12/14/2005	$1,443	$1,399	$0.97	(3)
		Senior secured loan ($180 par due 12/2010)	5.00% (Base Rate + 1.75%/D)	12/14/2005	180	175	$0.97	(3)
		Senior secured loan ($5,705 par due 12/2011)	4.72% (Libor + 3.25%/Q)	12/14/2005	5,705	5,534	$0.97	(3)
		Senior secured loan ($34 par due 12/2011)	5.00% (Base Rate + 1.75%/D)	12/14/2005	34	33	$0.97	(3)
		Senior secured loan ($262 par due 12/2011)	4.72% (Libor + 3.25%/Q)	12/14/2005	262	254	$0.97	(3)
		Senior secured loan ($2,620 par due 12/2011)	7.30% (Libor + 3.25% /Q)	12/14/2005	2,620	2,541	$0.97	(3)
Capella Healthcare, Inc.	Acute care hospital operator	Junior secured loan ($70,000 par due 2/2016)	13.00%	2/29/2008	70,000	63,000	$0.90
		Junior secured loan ($25,000 par due 2/2016)	13.00%	2/29/2008	25,000	22,500	$0.90	(2)
CT Technologies Intermediate Holdings, Inc. and CT Technologies Holdings, LLC(6)	Healthcare analysis services	Preferred stock (7,427 shares)	14.00% PIK	6/15/2007	7,427	7,427	$1,000.00	(4)
		Common stock (9,679 shares)		6/15/2007	4,000	5,382	$556.05	(5)
		Common stock (1,546 shares)		6/15/2007	—	—	$—	(5)
DSI Renal, Inc.	Dialysis provider	Senior secured revolving loan ($142 par due 3/2013)	6.25% (Base Rate + 3.00%/D)	4/4/2006	142	127	$0.89
		Senior secured revolving loan ($3,520 par due 3/2013)	3.47% (Libor + 3.00%/M)	4/4/2006	3,520	3,168	$0.90
		Senior secured revolving loan ($1,120 par due 3/2013)	3.47% (Libor + 3.00%/M)	4/4/2006	1,120	1,008	$0.90
		Senior secured revolving loan ($1,152 par due 3/2013)	4.50% (Libor + 3.00%/Q)	4/4/2006	1,152	1,037	$0.90
		Senior secured revolving loan ($1,600 par due 3/2013)	4.50% (Libor + 3.00%/Q)	4/4/2006	1,600	1,440	$0.90
		Senior subordinated note ($29,589 par due 4/2014)	12.00% Cash, 2.00% PIK	4/4/2006	29,658	21,896	$0.74	(4)
		Senior subordinated note ($26,927 par due 4/2014)	12.00% Cash, 2.00% PIK	4/4/2006	26,971	19,847	$0.73	(2)(4)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior subordinated note ($12,211 par due 4/2014)	12.00% Cash, 2.00% PIK	4/4/2006	12,231	9,036	$0.74	(3)(4)
GG Merger Sub I, Inc.	Drug testing services	Senior secured loan ($23,330 par due 12/2014)	7.09% (Libor + 4.00%/S)	12/14/2007	22,426	18,938	$0.81
HCP Acquisition Holdings, LLC(7)	Healthcare compliance advisory services	Class A units (8,566,824 units)		6/26/2008	8,567	6,500	$0.76	(5)
Heartland Dental Care, Inc.	Dental services	Senior subordinated note ($40,217 par due 8/2013)	11.00% Cash, 3.25% PIK	7/31/2008	40,217	40,217	$1.00	(4)
MPBP Holdings, Inc., Cohr Holdings, Inc. and MPBP Acquisition Co., Inc.	Healthcare equipment services	Junior secured loan ($20,000 par due 1/2014)	9.19% (Libor + 6.25%/S)	1/31/2007	20,000	7,000	$0.35
		Junior secured loan ($12,000 par due 1/2014)	9.19% (Libor + 6.25%/S)	1/31/2007	12,000	4,200	$0.35	(3)
		Common stock (50,000 shares)		1/31/2007	5,000	—	$—	(5)
MWD Acquisition Sub, Inc.	Dental services	Junior secured loan ($5,000 par due 5/2012)	8.13% (Libor + 6.25%/M)	5/3/2007	5,000	4,250	$0.85	(3)
OnCURE Medical Corp.	Radiation oncology care provider	Senior subordinated note ($32,176 par due 8/2013)	11.00% Cash, 1.50% PIK	8/18/2006	32,176	28,935	$0.90	(4)
		Senior secured loan ($3,083 par due 8/2009)	4.75% (Libor + 3.50%/M)	8/18/2006	3,083	3,000	$0.97	(3)
		Common stock (857,143 shares)		8/18/2006	3,000	2,713	$3.17	(5)
Passport Health Communications, Inc., Passport Holding Corp. and Prism Holding Corp.	Healthcare technology provider	Senior secured loan ($12,935 par due 5/2014)	10.50% (Libor + 7.50%/S)	5/9/2008	12,935	12,671	$0.98	(15)
		Senior secured loan ($11,940 par due 5/2014)	10.50% (Libor + 7.50%/S)	5/9/2008	11,940	11,701	$0.98	(3)(15)
		Series A preferred stock (1,594,457 shares)		7/30/2008	9,900	9,902	$6.21	(5)
		Common stock (16,106 shares)		7/30/2008	100	100	$6.21	(5)
PG Mergersub, Inc.	Provider of patient surveys, management reports and national databases for the integrated healthcare delivery system	Senior subordinated loan ($5,000 par due 3/2016)	12.50%	3/12/2008	4,901	4,750	$0.95
		Preferred stock (333 shares)		3/12/2008	333	333	$1,000.00	(5)
		Common stock (16,667 shares)		3/12/2008	167	167	$10.00	(5)
The Schumacher Group of Delaware, Inc.	Outsourced physician service provider	Senior subordinated loan ($35,849 par due 7/2012)	11.00% Cash, 2.50% PIK	7/18/2008	35,849	35,849	$1.00	(4)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Triad Laboratory Alliance, LLC	Laboratory services	Senior subordinated note ($15,354 par due 12/2012)	12.00% Cash, 1.75% PIK	12/21/2005	15,354	14,894	$0.97	(4)
		Senior secured loan ($2,473 par due 12/2011)	4.71% (Libor + 3.25%/Q)	12/21/2005	2,473	2,201	$0.89	(3)
VOTC Acquisition Corp.	Radiation oncology care provider	Senior secured loan ($3,068 par due 7/2012)	11.00% Cash, 2.00% PIK	6/30/2008	3,068	3,068	$1.00	(4)
		Senior secured loan ($14,000 par due 7/2012)	11.00% Cash, 2.00% PIK	6/30/2008	14,000	14,000	$1.00	(4)
		Series E preferred shares (3,888,222 shares)		7/14/2008	8,749	6,561	$1.69	(5)

					464,303	397,754			36.33%

Education
Campus Management Corp. and Campus Management Acquisition Corp.(6)	Education software developer	Senior secured revolving loan ($2,309 par due 8/2013)	13.00%	2/8/2008	2,309	2,309	$1.00
		Senior secured loan ($19,924 par due 8/2013)	13.00%	2/8/2008	19,924	19,924	$1.00
		Senior secured loan ($25,108 par due 8/2013)	13.00%	2/8/2008	25,108	25,108	$1.00	(2)
		Senior secured loan ($12,019 par due 8/2013)	13.00%	2/8/2008	12,019	12,019	$1.00
		Preferred stock (493,147 shares)	8.00% PIK	2/8/2008	8,952	12,000	$24.33	(4)
ELC Acquisition Corporation	Developer, manufacturer and retailer of educational products	Senior secured loan ($242 par due 11/2012)	5.45% (Libor + 3.25%/Q)	11/30/2006	243	219	$0.90	(3)
		Junior secured loan ($8,333 par due 11/2013)	7.47% (Libor + 7.00%/M)	11/30/2006	8,333	7,500	$0.90	(3)
Instituto de Banca y Comercio, Inc.(8)	Private school operator	Senior secured revolving loan ($1,643 par due 3/2014)	5.00% (Libor + 3.00%/Q)	3/15/2007	1,643	1,643	$1.00
		Senior secured loan ($7,500 par due 3/2014)	8.42% (Libor + 5.00%/Q)	3/15/2007	7,500	7,500	$1.00
		Senior secured loan ($7,266 par due 3/2014)	8.42% (Libor + 5.00%/Q)	3/15/2007	7,266	7,266	$1.00
		Senior secured loan ($4,987 par due 3/2014)	8.42% (Libor + 5.00%/Q)	3/15/2007	4,987	4,987	$1.00	(2)
		Senior secured loan ($11,820 par due 3/2014)	8.42% (Libor + 5.00%/Q)	3/15/2007	11,820	11,820	$1.00	(3)
		Senior subordinated loan ($19,641 par due 6/2014)	10.50% Cash, 3.50% PIK	6/4/2008	19,641	19,641	$1.00	(4)
		Promissory note ($429 par due 9/2015)	6.00%	6/4/2008	429	1,714	$4.00
		Preferred stock (214,286 shares)		6/4/2008	1,018	4,072	$19.00	(5)
		Common stock (214,286 shares)		6/4/2008	54	214	$1.00	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Lakeland Finance, LLC	Private school operator	Senior secured note ($18,000 par due 12/2012)	11.50%	12/13/2005	18,000	16,920	$0.94
		Senior secured note ($15,000 par due 12/2012)	11.50%	12/13/2005	15,000	14,100	$0.94	(2)
R3 Education, Inc. (formerly known as Equinox EIC Partners, LLC and MUA Management Company, Ltd.)(7)(8)	Medical school operator	Senior secured revolving loan ($3,850 par due 12/2012)	8.25% (Base Rate + 5.00%/D)	4/3/2007	3,850	3,773	$0.98
		Senior secured revolving loan ($1,250 par due 12/2012)	8.25% (Base Rate + 5.00%/D)	4/3/2007	1,250	1,225	$0.98
		Senior secured loan ($3,024 par due 12/2012)	6.46% (Libor + 6.00%/M)	4/3/2007	3,024	2,963	$0.98	(2)
		Senior secured loan ($14,113 par due 12/2012)	6.46% (Libor + 6.00%/M)	9/21/2007	14,113	13,830	$0.98	(2)
		Senior secured loan ($7,350 par due 12/2012)	9.09% (Libor + 6.00%/S)	4/3/2007	7,350	7,203	$0.98	(3)
		Common membership interest (26.27% interest)		9/21/2007	15,800	20,785		(5)
		Preferred stock (800 shares)			200	200	$250.00	(5)

					209,833	218,935			20.00%

Restaurants and Food Services
ADF Capital, Inc. & ADF Restaurant Group, LLC	Restaurant owner and operator	Senior secured revolving loan ($1,381 par due 11/2013)	5.75% (Base Rate + 2.50%/D)	11/27/2006	1,381	1,313	$0.95
		Senior secured revolving loan ($2,005 par due 11/2013)	6.61% (Libor + 3.00% Cash, 0.50% PIK/S)	11/27/2006	2,005	1,905	$0.95	(4)
		Senior secured loan ($2 par due 11/2012)	12.00% (Base Rate + 7.5%/D)	11/27/2006	2	2	$1.00
		Senior secured loan ($1 par due 11/2012)	12.00% (Base Rate + 7.5%/D)	11/27/2006	1	1	$1.00	(3)
		Senior secured loan ($22,656 par due 11/2012)	11.61% (Libor + 7.50% Cash, 1.00% PIK/S)	11/27/2006	22,912	21,520	$0.94	(4)
		Senior secured loan ($992 par due 11/2012)	11.61% (Libor + 7.50% Cash, 1.00% PIK/S)	11/27/2006	992	942	$0.95	(2)(4)
		Senior secured loan ($11,081 par due 11/2012)	11.61% (Libor + 7.50% Cash, 1.00% PIK/S)	11/27/2006	11,075	10,529	$0.95	(3)(4)
		Promissory note ($12,079 par due 11/2016)	10.00% PIK	6/1/2006	12,067	12,067	$1.00	(4)
		Warrants to purchase 0.61 shares		6/1/2006	—	—	$—	(5)
Encanto Restaurants, Inc.(8)	Restaurant owner and operator	Junior secured loan ($21,184 par due 8/2013)	7.50% Cash, ..350% PIK	8/16/2006	21,184	19,084	$0.90	(2)(4)
		Junior secured loan ($4,035 par due 8/2013)	7.50% Cash, 3.50% PIK	8/16/2006	4,035	3,635	$0.90	(3)(4)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
OTG Management, Inc.	Airport restaurant operator	Junior secured loan ($15,312 par due 6/2013)	18.00% (Libor + 11.00% Cash, 4.00% PIK/M)	6/19/2008	15,312	15,312	$1.00	(4)(15)
		Warrants to purchase up to 9 shares of common stock			—	—	$—	(5)
Vistar Corporation and Wellspring Distribution Corp.	Food service distributor	Senior subordinated loan ($48,625 par due 5/2015)	13.50%	5/23/2008	48,625	46,680	$0.96
		Senior subordinated loan ($25,000 par due 5/2015)	13.50%	5/23/2008	25,000	24,000	$0.96	(2)
		Class A non-voting common stock (1,366,120 shares)		5/23/2008	7,500	3,500	$2.56	(5)

					172,091	160,490			14.66%

Beverage, Food and Tobacco
3091779 Nova Scotia Inc.(8)	Baked goods manufacturer	Junior secured loan (Cdn$14,058 par due 11/2012)	11.50% Cash, 1.50% PIK	11/2/2007	14,904	10,961	$0.74	(4)(12)
		Warrants to purchase 57,545 shares			—	—	$—	(5)
Apple & Eve, LLC and US Juice Partners, LLC(6)	Juice manufacturer	Senior secured revolving loan ($8,000 par due 10/2013)	7.90% (Libor + 6.00%/M)	10/5/2007	8,000	6,400	$0.80
		Senior secured loan ($10,637 par due 10/2013)	6.47% (Libor + 6.00%/M)	10/5/2007	10,637	8,509	$0.80
		Senior secured loan ($19,976 par due 10/2013)	6.47% (Libor + 6.00%/M)	10/5/2007	19,976	15,981	$0.80	(2)
		Senior secured loan ($10,805 par due 10/2013)	6.47% (Libor + 6.00%/M)	10/5/2007	10,805	8,644	$0.80	(3)
		Senior units (50,000 units)		10/5/2007	5,000	2,500	$50.00	(5)
Best Brands Corporation	Baked goods manufacturer	Senior secured loan ($10,971 par due 12/2012)	10.43% (Libor + 4.50% Cash, 4.50% PIK/M)	2/15/2008	9,501	9,326	$0.86	(4)
		Junior secured loan ($4,319 par due 6/2013)	10.00% Cash, 8.00% PIK	12/14/2006	4,307	3,883	$0.90	(4)
		Junior secured loan ($26,400 par due 6/2013)	10.00% Cash, 8.00% PIK	12/14/2006	26,308	23,729	$0.90	(2)(4)
		Junior secured loan ($12,201 par due 6/2013)	10.00% Cash, 8.00% PIK	12/14/2006	12,164	10,969	$0.90	(3)(4)
Bumble Bee Foods, LLC and BB Co-Invest LP	Canned seafood manufacturer	Senior subordinated loan ($40,706 par due 11/2018)	16.25% (12.00% Cash, 4.25% Optional PIK)	11/18/2008	40,706	40,706	$1.00	(4)
		Common stock (4,000 shares)		11/18/2008	4,000	4,000	$1,000.00	(5)
Charter Baking Company, Inc.	Baked goods manufacturer	Senior subordinated note ($5,547 par due 2/2013)	12.00% PIK	2/6/2008	5,547	5,547	$1.00	(2)(4)
		Preferred stock (6,258 shares)		9/1/2006	2,500	2,500	$399.49	(5)

					174,355	153,655			14.03%

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Services—Other
American Residential Services, LLC	Plumbing, heating and air-conditioning services	Junior secured loan ($20,201 par due 4/2015)	10.00% Cash, 2.00% PIK	4/17/2007	20,201	18,180	$0.90	(2)(4)
Diversified Collection Services, Inc.	Collections services	Senior secured loan ($11,809 par due 8/2011)	8.50% (Libor + 5.75%/M)	2/2/2005	9,715	11,219	$0.95
		Senior secured loan ($4,203 par due 8/2011)	8.50% (Libor + 5.75%/M)	2/2/2005	4,209	3,993	$0.95	(3)
		Senior secured loan ($1,837 par due 2/2011)	11.25% (Libor + 8.50%/M)	2/2/2005	1,837	1,653	$0.90	(2)
		Senior secured loan ($7,125 par due 8/2011)	11.25% (Libor + 8.50%/M)	2/2/2005	7,125	6,412	$0.90	(3)
		Preferred stock (14,927 shares)		5/18/2006	169	109	$7.30	(5)
		Common stock (114,004 shares)		2/2/2005	295	414	$3.63	(5)
GCA Services Group, Inc.	Custodial services	Senior secured loan ($25,000 par due 12/2011)	12.00%	12/15/2006	25,000	25,000	$1.00	(2)
		Senior secured loan ($2,965 par due 12/2011)	12.00%	12/15/2006	2,965	2,965	$1.00
		Senior secured loan ($11,186 par due 12/2011)	12.00%	12/15/2006	11,186	11,186	$1.00	(3)
Growing Family, Inc. and GFH Holdings, LLC	Photography services	Senior secured revolving loan ($1,513 par due 8/2011)	11.34% (Libor + 3.00% Cash, 4.00% PIK/Q)	3/16/2007	1,513	756	$0.50	(4)
		Senior secured loan ($11,188 par due 8/2011)	13.84% (Libor + 3.50% Cash, 6.00% PIK/Q)	3/16/2007	11,188	5,594	$0.50	(4)
		Senior secured loan ($372 par due 8/2011)	5.25% (Libor + 3.50% Cash, 6.00% PIK/Q)	3/16/2007	372	186	$0.50
		Senior secured loan ($3,575 par due 8/2011)	16.34% (Libor + 6.00% Cash, 6.00% PIK/Q)	3/16/2007	3,575	1,788	$0.50	(4)
		Senior secured loan ($147 par due 8/2011)	15.50% (Libor + 6.00% Cash, 6.00% PIK/Q)	3/16/2007	147	74	$0.50	(4)
		Common stock (552,430 shares)		3/16/2007	872	—	$—	(5)
NPA Acquisition, LLC	Powersport vehicle auction operator	Junior secured loan ($12,000 par due 2/2013)	8.58% (Libor + 6.75%/M)	8/23/2006	12,000	12,000	$1.00	(3)
		Common units (1,709 shares)		8/23/2006	1,000	2,300	$1,345.82	(5)
Web Services Company, LLC	Laundry service and equipment provider	Senior subordinated loan ($17,764 par due 8/2016)	11.50% Cash, 2.50% PIK	8/29/2008	17,764	17,231	$0.97	(4)
		Senior subordinated loan ($25,160 par due 8/2016)	11.50% Cash, 2.50% PIK	8/29/2008	25,160	24,330	$0.97	(2)(4)

					156,293	145,390			13.28%

Financial
Carador PLC(6)(8)(9)	Investment company	Ordinary shares (7,110,525 shares)		12/15/2006	9,033	4,266	$0.60	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
CIC Flex, LP(9)	Investment partnership	Limited partnership units (1 unit)		9/7/2007	28	28	$28,000.00	(5)
Covestia Capital Partners, LP(9)	Investment partnership	Limited partnership interest (47% interest)		6/17/2008	1,059	1,059		(5)
Firstlight Financial Corporation(6)(9)	Investment company	Senior subordinated loan ($69,910 par due 12/2016)	10.00% PIK	12/31/2006	69,910	62,919	$0.90	(4)
		Common stock (10,000 shares)		12/31/2006	10,000	0	$—	(5)
		Common stock (30,000 shares)		12/31/2006	30,000	0	$—	(5)
Ivy Hill Middle Market Credit Fund, Ltd. (7)(8)(9)	Investment company	Class B deferrable interest notes ($40,000 par due 11/2018)	8.15% (Libor + 6.00%/Q)	11/20/2007	40,000	36,000	$0.90
		Subordinated notes ($16,000 par due 11/2018)		11/20/2007	16,000	14,400	$0.90	(5)
Imperial Capital Group, LLC and Imperial Capital Private Opportunities, LP(6)(9)	Investment banking services	Limited partnership interest (80% interest)		5/10/2007	584	584	$1.00	(5)
		Common units (7,710 units)		5/10/2007	14,997	14,997	$1,945.14	(5)
		Common units (2,526 units)		5/10/2007	3	3	$1.19	(5)
		Common units (315 units)		5/10/2007	—	—	$—	(5)
Partnership Capital Growth Fund I, LP(9)	Investment partnership	Limited partnership interest (25% interest)		6/16/2006	2,384	2,384		(5)
Trivergance Capital Partners, LP(9)	Investment partnership	Limited partnership interest (100% interest)		6/5/2008	723	723		(5)
VSC Investors LLC(9)	Investment company	Membership interest (4.63% interest)		1/24/2008	302	302		(5)

					195,023	137,665			12.57%

Business Services
Booz Allen Hamilton, Inc.	Strategy and technology consulting services	Senior secured loan ($748 par due 7/2015)	7.50% (Libor + 4.50%/S)	7/31/2008	733	658	$0.88	(3)
		Senior subordinated loan ($22,400 par due 7/2016)	11.00% Cash, 2.00% PIK	7/31/2008	22,177	19,040	$0.85	(2)(4)
Investor Group Services, LLC(6)	Financial services	Senior secured revolving loan ($750 par due 6/2011)	6.97% (Libor + 5.50%/Q)	6/22/2006	750	750	$1.00
		Limited liability company membership interest (10.00% interest)		6/22/2006	—	500	$5,000.00	(5)
Pillar Holdings LLC and PHL Holding Co.(6)	Mortgage services	Senior secured revolving loan ($375 par due 11/2013)	7.53% (Libor + 5.50%/B)	11/20/2007	375	375	$1.00
		Senior secured revolving loan ($938 par due 11/2013)	7.53% (Libor + 5.50%/B)	11/20/2007	938	938	$1.00

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior secured loan ($7,375 par due 5/2014)	14.50%	7/31/2008	7,375	7,375	$1.00
		Senior secured loan ($18,709 par due 11/2013)	7.53% (Libor + 5.50%/B)	11/20/2007	18,709	18,709	$1.00	(2)
		Senior secured loan ($11,678 par due 11/2013)	7.53% (Libor + 5.50%/B)	11/20/2007	11,678	11,678	$1.00	(3)
		Common stock (85 shares)		11/20/2007	3,768	5,267	$61,964.71	(5)
Primis Marketing Group, Inc. and Primis Holdings, LLC(6)	Database marketing services	Senior subordinated note ($10,222 par due 2/2013)	11.00% Cash, 2.50% PIK	8/24/2006	10,222	1,022	$0.10	(4)(14)
		Preferred units (4,000 units)		8/24/2006	3,600	—	$—	(5)
		Common units (4,000,000 units)		8/24/2006	400	—	$—	(5)
Prommis Solutions, LLC, E-Default Services, LLC, Statewide Tax and Title Services, LLC & Statewide Publishing Services, LLC (formerly known as MR Processing Holding Corp.)	Bankruptcy and foreclosure processing services	Senior subordinated note ($26,007 par due 2/2014)	11.50% Cash, 2.00% PIK	2/8/2007	26,007	24,713	$0.95	(4)
		Senior subordinated note ($26,109 par due 2/2014)	11.50% Cash, 2.00% PIK	2/8/2007	26,109	24,810	$0.95	(2)(4)
		Preferred stock (30,000 shares)		4/11/2006	3,000	4,000	$133.33	(5)
R2 Acquisition Corp.	Marketing services	Common stock (250,000 shares)		5/29/2007	250	250	$1.00	(5)
Summit Business Media, LLCv	Business media consulting services	Junior secured loan ($10,000 par due 11/2013)	9.47% (Libor + 7.00%/M)	8/3/2007	10,000	6,000	$0.60	(3)
VSS-Tranzact Holdings, LLC(6)	Management consulting services	Common membership interest (8.51% interest)		10/26/2007	10,000	6,000		(5)

					156,091	132,085			12.06%

Retail
Apogee Retail, LLC	For-profit thrift retailer	Senior secured revolving loan ($390 par due 3/2012)	7.25% (Base Rate + 4.00%/D)	3/27/2007	390	390	$1.00
		Senior secured loan ($10,960 par due 11/2012)	12.00% Cash, 4.00% PIK	5/28/2008	10,960	10,960	$1.00	(4)
		Senior secured loan ($2,307 par due 3/2012)	8.71% (Libor + 5.25%/S)	3/27/2007	2,307	2,053	$0.89
		Senior secured loan ($24,637 par due 3/2012)	8.71% (Libor + 5.25%/S)	3/27/2007	24,637	21,927	$0.89	(2)
		Senior secured loan ($11,790 par due 3/2012)	8.71% (Libor + 5.25%/S)	3/27/2007	11,790	10,493	$0.89	(3)
		Senior secured loan ($4,876 par due 3/2012)	7.64% (Libor + 5.25%/Q)	3/27/2007	4,876	4,340	$0.89
Dufry AG(8)	Retail newstand operator	Common stock (39,056 shares)		3/28/2008	3,000	1,050	$26.88	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Savers, Inc. and SAI Acquisition Corporation	For-profit thrift retailer	Senior subordinated note ($6,000 par due 8/2014)	10.00% Cash, 2.00% PIK	8/8/2006	6,000	5,700	$0.95	(4)
		Senior subordinated note ($22,000 par due 8/2014)	10.00% Cash, 2.00% PIK	8/8/2006	22,000	20,900	$0.95	(2)(4)
		Common stock (1,170,182 shares)		8/8/2006	4,500	5,301	$4.53	(5)
Things Remembered, Inc. and TRM Holdings Corporation	Personalized gifts retailer	Senior secured loan ($4,506 par due 9/2012)	7.00% (Base Rate + 3.75%/D)	9/28/2006	4,506	3,470	$0.77	(3)
		Senior secured loan ($25,192 par due 9/2012)	15.00% (Base Rate + 9.75%/D)	9/28/2006	25,189	18,651	$0.74	(2)
		Senior secured loan ($3,095 par due 9/2012)	15.00% (Base Rate + 9.75%/D)	9/28/2006	3,094	2,291	$0.74
		Senior secured loan ($7,273 par due 9/2012)	15.00% (Base Rate + 9.75%/D)	9/28/2006	7,273	5,385	$0.74	(3)
		Preferred stock (80 shares)		9/28/2006	1,800	—	$—	(5)
		Common stock (800 shares)		9/28/2006	200	—	$—	(5)

					132,522	112,911			10.31%

Environmental Services
AWTP, LLC	Water treatment services	Junior secured loan ($402 par due 12/2012)	8.97% (Libor + 7.50% Cash, 1.00% PIK/Q)	12/23/2005	402	322	$0.80	(4)
		Junior secured loan ($3,018 par due 12/2012)	8.97% (Libor + 7.50% Cash, 1.00% PIK/Q)	12/23/2005	3,018	2,414	$0.80	(3)(4)
		Junior secured loan ($805 par due 12/2012)	11.48% (Libor + 7.50% Cash, 1.00% PIK/A)	12/23/2005	805	644	$0.80	(4)
		Junior secured loan ($6,036 par due 12/2012)	11.48% (Libor + 7.50% Cash, 1.00% PIK/A)	12/23/2005	6,036	4,829	$0.80	(3)(4)
		Junior secured loan ($402 par due 12/2012)	9.35% (Libor + 7.50% Cash, 1.00% PIK/A)	12/23/2005	402	322	$0.80	(4)
		Junior secured loan ($3,018 par due 12/2012)	9.35% (Libor + 7.50% Cash, 1.00% PIK/A)	12/23/2005	3,018	2,414	$0.80	(3)(4)
Mactec, Inc.	Engineering and environmental services	Class B-4 stock (16 shares)		11/3/2004	—	—	$27.00	(5)
		Class C stock (5,556 shares)		11/3/2004	—	150	$27.00	(5)
Sigma International Group, Inc.	Water treatment parts manufacturer	Junior secured loan ($1,833 par due 10/2013)	9.55% (Libor + 7.50%/Q)	10/11/2007	1,833	1,558	$0.85	(2)
		Junior secured loan ($4,000 par due 10/2013)	9.55% (Libor + 7.50%/Q)	10/11/2007	4,000	3,400	$0.85	(3)
		Junior secured loan ($2,750 par due 10/2013)	7.97% (Libor + 7.50/M)	11/1/2007	2,750	2,338	$0.85	(2)
		Junior secured loan ($6,000 par due 10/2013)	7.97% (Libor + 7.50/M)	11/1/2007	6,000	5,100	$0.85	(3)
		Junior secured loan ($917 par due 10/2013)	9.40% (Libor + 7.50%/M)	11/6/2007	917	779	$0.85	(2)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Junior secured loan ($2,000 par due 10/2013)	9.40% (Libor + 7.50%/M)	11/6/2007	2,000	1,700	$0.85	(3)
Waste Pro USA, Inc.	Waste management services	Senior subordinated loan ($25,000 par due 11/2013)	11.50%	11/9/2006	25,000	25,000	$1.00	(2)
		Preferred stock (15,000 shares)	10.00% PIK	11/9/2006	15,000	15,000	$1,000.00	(4)
		Warrants to purchase 682,671 shares		11/9/2006	—	6,827	$10.00	(5)
Wastequip, Inc.(6)	Waste management equipment manufacturer	Senior subordinated loan ($12,990 par due 2/2015)	10.00% Cash, 2.00% PIK	2/5/2007	12,990	7,715	$0.59	(4)
		Common stock (13,889 shares)		2/2/2007	1,389	131	$9.43	(5)

					85,560	80,643			7.37%

Printing, Publishing and Media
Canon Communications LLC	Print publications services	Junior secured loan ($11,784 par due 11/2011)	13.00% (Base Rate + 9.75%/D)	5/25/2005	11,784	11,313	$0.96	(2)(15)
		Junior secured loan ($12,009 par due 11/2011)	13.00% (Base Rate + 9.75%/D)	5/25/2005	12,009	11,529	$0.96	(3)(15)
Courtside Acquisition Corp.	Community newspaper publisher	Senior subordinated loan ($34,295 par due 6/2014)	17.00% PIK	6/29/2007	34,295	3,430	$0.10	(4)(14)
LVCG Holdings LLC(7)	Commercial printer	Membership interests (56.53% interest)		10/12/2007	6,600	8,500		(5)
National Print Group, Inc.	Printing management services	Senior secured revolving loan ($2,736 par due 3/2012)	8.25% (Base Rate + 5.00%/D)	3/2/2006	2,736	2,462	$0.90	(15)
		Senior secured loan ($8,623 par due 3/2012)	7.50% (Base Rate + 4.25%/D)	3/2/2006	8,623	7,761	$0.90	(3)(15)
		Preferred stock (9,344 shares)		3/2/2006	2,000	—	$—	(5)
The Teaching Company, LLC and The Teaching Company Holdings, Inc.(11)	Education media provider	Senior secured loan ($18,000 par due 9/2012)	11.70%	9/29/2006	18,000	17,100	$0.95	(2)
		Senior secured loan ($10,000 par due 9/2012)	11.70%	9/29/2006	10,000	9,500	$0.95	(3)
		Preferred stock (29,969 shares)		9/29/2006	2,997	3,996	$133.34	(5)
		Common stock (15,393 shares)		9/29/2006	3	4	$0.26	(5)

					109,047	75,595			6.90%

Manufacturing
Arrow Group Industries, Inc.	Residential and outdoor shed manufacturer	Senior secured loan ($5,616 par due 4/2010)	6.46% (Libor + 5.00%/Q)	3/28/2005	5,647	5,372	$0.96	(3)(15)
Emerald Performance Materials, LLC	Polymers and performance materials manufacturer	Senior secured loan ($9,018 par due 5/2011)	8.25% (Libor + 4.25%/A)	5/16/2006	9,018	8,567	$0.95	(3)(15)
		Senior secured loan ($626 par due 5/2011)	6.75% (Base Rate + 3.50%/D)	5/16/2006	626	595	$0.95	(3)(15)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior secured loan ($536 par due 5/2011)	8.25% (Libor + 4.25%/A)	5/16/2006	536	509	$0.95	(3)(15)
		Senior secured loan ($1,523 par due 5/2011)	10.00% (Libor + 6.00%/A)	5/16/2006	1,523	1,447	$0.95	(3)(15)
		Senior secured loan ($81 par due 5/2011)	10.00% (Libor + 6.00%/A)	5/16/2006	81	77	$0.95	(3)(15)
		Senior secured loan ($4,537 par due 5/2011)	10.00% Cash, 3.00% PIK	5/16/2006	4,546	4,319	$0.95	(2)(4)
		Senior secured loan ($241 par due 5/2011)	10.00% Cash, 3.00% PIK	5/16/2006	241	229	$0.95	(2)(4)
Qualitor, Inc.	Automotive aftermarket components supplier	Senior secured loan ($1,756 par due 12/2011)	5.46% (Libor + 4.00%/Q)	12/29/2004	1,752	1,664	$0.95	(3)
		Senior secured loan ($5 par due 12/2011)			5	5	$1.00	(3)
		Junior secured loan ($5,000 par due 6/2012)	8.46% (Libor + 7.00%/Q)	12/29/2004	5,000	4,750	$0.95	(3)
Reflexite Corporation(7)	Developer and manufacturer of high-visibility reflective products	Senior subordinated loan ($10,253 par due 2/2015)	11.00% Cash, 3.00% PIK	2/28/2008	10,253	10,253	$1.00	(4)
		Common stock (1,821,860 shares)		3/28/2006	27,435	35,500	$19.49	(5)
Saw Mill PCG Partners LLC	Precision components manufacturer	Common units (1,000 units)		2/2/2007	1,000	—	$—	(5)
UL Holding Co., LLC	Petroleum product manufacturer	Common units (50,000 units)		4/25/2008	500	750	$15.00	(5)
		Common units (50,000 units)		4/25/2008	—	—	$—	(5)
Universal Trailer Corporation(6)	Livestock and specialty trailer manufacturer	Common stock (74,920 shares)		10/8/2004	7,930	—	$—	(5)

					76,093	74,037			6.76%

Aerospace & Defense
AP Global Holdings, Inc.	Safety and security equipment manufacturer	Senior secured loan ($7,898 par due 10/2013)	4.97% (Libor + 4.50%/M)	11/8/2007	7,799	7,121	$0.90	(3)
ILC Industries, Inc.	Industrial products provider	Junior secured loan ($12,000 par due 8/2012)	11.50%	6/27/2006	12,000	12,000	$1.00	(3)
Thermal Solutions LLC and TSI Group, Inc.	Thermal management and electronics packaging manufacturer	Senior secured loan ($871 par due 3/2011)	3.92% (Libor + 3.50%/M)	3/28/2005	871	836	$0.96	(3)
		Senior secured loan ($2,765 par due 3/2012)	4.42% (Libor + 4.00%/M)	3/28/2005	2,765	2,461	$0.89	(3)
		Senior subordinated notes ($2,117 par due 9/2012)	11.50% Cash, 2.75% PIK	3/28/2005	2,117	2,043	$0.97	(4)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Senior subordinated notes ($3,342 par due 9/2012)	11.50% Cash, 2.75% PIK	3/28/2005	3,342	3,225	$0.96	(2)(4)
		Senior subordinated notes ($2,679 par due 3/2013)	11.50% Cash, 2.50% PIK	3/21/2006	2,679	2,599	$0.97	(2)(4)
		Preferred stock (71,552 shares)		3/28/2005	716	716	$10.00	(5)
		Common stock (1,460,246 shares)		3/28/2005	15	15	$0.01	(5)
Wyle Laboratories, Inc. and Wyle Holdings, Inc.	Provider of specialized engineering, scientific and technical services	Junior secured loan ($16,000 par due 7/2014)	8.96% (Libor + 7.50%/Q)	1/17/2008	16,000	15,200	$0.95
		Junior secured loan ($12,000 par due 7/2014)	8.96% (Libor + 7.50%/Q)	1/17/2008	12,000	11,400	$0.95	(3)
		Common stock (246,279 shares)		1/17/2008	2,100	1,680	$6.82	(5)

					62,404	59,296			5.42%

Consumer Products—Non-Durable
Innovative Brands, LLC	Consumer products and personal care manufacturer	Senior secured loan ($9,901 par due 9/2011)	14.50%	10/12/2006	9,901	9,901	$1.00
		Senior secured loan ($9,139 par due 9/2011)	14.50%	10/12/2006	9,139	9,139	$1.00	(3)
Making Memories Wholesale, Inc.(6)	Scrapbooking branded products manufacturer	Senior secured loan ($21,509 par due 3/2011)	10.00% (Base Rate + 5.00%/D)	5/5/2005	11,953	12,087	$0.56	(14)
		Senior subordinated loan ($10,465 par due 5/2012)	12.00% Cash, 4.00% PIK	5/5/2005	10,465	—	$—	(4)(14)
		Preferred stock (4,259 shares)		5/5/2005	3,759	—	$—	(5)
Shoes for Crews, LLC	Safety footwear and slip-related mat manufacturer	Senior secured revolving loan ($1,000 par due 7/2010)	5.25% (Base Rate + 2.00%/D)	10/8/2004	1,000	1,000	$1.00
		Senior secured loan ($572 par due 7/2010)	5.31% (Libor + 3.50%/S)	10/8/2004	572	572	$1.00	(3)
		Senior secured loan ($88 par due 7/2010)	4.96% (Libor + 3.50%/Q)	10/8/2004	88	88	$1.00	(3)
The Thymes, LLC(7)	Cosmetic products manufacturer	Preferred stock (6,283 shares)	8.00% PIK	6/21/2007	6,283	5,026	$799.94	(4)
		Common stock (5,400 shares)		6/21/2007	—	—	$—	(5)
Wear Me Apparel, LLC(6)	Clothing manufacturer	Senior subordinated notes ($23,985 par due 4/2013)	17.50% PIK	4/2/2007	24,035	12,055	$0.50	(4)(14)
		Common stock (10,000 shares)		4/2/2007	10,000	—	$—	(5)

					87,195	49,868			4.55%

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Telecommunications
American Broadband Communications, LLC and American Broadband Holding Company	Broadband communication services	Senior subordinated loan ($32,048 par due 11/2014)	10.00% Cash, 6.00% PIK	2/8/2008	32,048	32,048	$1.00	(4)
		Senior subordinated loan ($8,087 par due 11/2014)	10.00% Cash, 6.00% PIK	11/7/2007	8,087	8,087	$1.00	(4)
		Warrants to purchase 170 shares		11/7/2007	—	—	$—	(5)

					40,135	40,135			3.67%

Cargo Transport
The Kenan Advantage Group, Inc.	Fuel transportation provider	Senior subordinated notes ($25,266 par due 12/2013)	9.50% Cash, 3.50% PIK	12/15/2005	25,260	24,000	$0.95	(2)(4)
		Senior secured loan ($2,426 par due 12/2011)	4.46% (Libor + 3.00%/Q)	12/15/2005	2,425	2,183	$0.90	(3)
		Preferred stock (10,984 shares)	8.00% PIK	12/15/2005	1,371	1,732	$157.68	(4)(5)
		Common stock (30,575 shares)		12/15/2005	31	41	$1.34	(5)

					29,087	27,956			2.55%

Containers—Packaging
Industrial Container Services, LLC(6)	Industrial container manufacturer, reconditioner and servicer	Senior secured revolving loan ($1,198 par due 9/2011)	5.75% (Base Rate + 2.50%/D)	6/21/2006	1,198	1,198	$1.00
		Senior secured revolving loan ($1,239 par due 9/2011)	4.47% (Libor + 4.00%/M)	6/21/2006	1,239	1,239	$1.00
		Senior secured loan ($42 par due 9/2011)	4.47% (Libor + 4.00%/B)	9/30/2005	42	42	$1.00	(2)
		Senior secured loan ($516 par due 9/2011)	4.46% (Libor + 4.00%/M)	6/21/2006	516	516	$1.00	(2)
		Senior secured loan ($7,902 par due 9/2011)	4.46% (Libor + 4.00%/M)	6/21/2006	7,902	7,902	$1.00	(3)
		Senior secured loan ($85 par due 9/2011)	5.20% (Libor + 4.00%/M)	6/21/2006	85	85	$1.00	(2)
		Senior secured loan ($1,309 par due 9/2011)	5.20% (Libor + 4.00%/M)	6/21/2006	1,309	1,309	$1.00	(3)
		Senior secured loan ($263 par due 9/2011)	5.20% (Libor + 4.00%/M)	6/21/2006	263	263	$1.00	(2)
		Senior secured loan ($4,028 par due 9/2011)	5.20% (Libor + 4.00%/M)	6/21/2006	4,028	4,028	$1.00	(3)
		Senior secured loan ($105 par due 9/2011)	5.88% (Libor + 4.00%/M)	6/21/2006	105	105	$1.00	(2)
		Senior secured loan ($1,611 par due 9/2011)	5.88% (Libor + 4.00%/M)	6/21/2006	1,611	1,611	$1.00	(3)
		Common stock (1,800,000 shares)		9/29/2005	1,800	9,100	$5.06	(5)

					20,098	27,398			2.50%

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
Computers and Electronics
RedPrairie Corporation	Software manufacturer	Junior secured loan ($3,300 par due 1/2013)	9.21% (Libor + 6.50%/Q)	7/13/2006	3,300	2,970	$0.90	(2)
		Junior secured loan ($12,000 par due 1/2013)	9.21% (Libor + 6.50%/Q)	7/13/2006	12,000	10,800	$0.90	(3)
X-rite, Incorporated	Color management solutions provider	Junior secured loan ($3,098 par due 7/2013)	13.63% (Libor + 10.38%/D)	7/6/2006	3,098	3,098	$1.00	(15)
		Junior secured loan ($7,744 par due 7/2013)	13.63% (Libor + 10.38%/D)	7/6/2006	7,744	7,744	$1.00	(3)(15)

					26,142	24,612			2.25%

Health Clubs
Athletic Club Holdings, Inc.(13)	Premier health club operator	Senior secured loan ($1,000 par due 10/2013)	4.97% (Libor + 4.5%/M)	10/11/2007	1,000	880	$0.88
		Senior secured loan ($1,750 par due 10/2013)	8.88% (Libor + 4.5%/S)	10/11/2007	1,750	1,540	$0.88
		Senior secured loan ($12,486 par due 10/2013)	5.01% (Libor + 4.5%/M)	10/11/2007	12,486	10,988	$0.88	(2)
		Senior secured loan ($11,487 par due 10/2013)	5.01% (Libor + 4.5%/M)	10/11/2007	11,487	10,109	$0.88	(3)
		Senior secured loan ($14 par due 10/2013)	6.75% (Base Rate + 3.50/D)	10/11/2007	14	12	$0.86	(2)
		Senior secured loan ($13 par due 10/2013)	6.75% (Base Rate + 3.50/D)	10/11/2007	13	11	$0.85	(3)

					26,750	23,540			2.07%

Grocery
Planet Organic Health Corp.(8)	Organic grocery store operator	Junior secured loan ($860 par due 7/2014)	6.01% (Libor + 5.50%/M)	7/3/2007	860	817	$0.95
		Junior secured loan ($10,250 par due 7/2014)	6.01% (Libor + 5.50%/M)	7/3/2007	10,250	9,738	$0.95	(3)
		Senior subordinated loan ($10,900 par due 7/2012)	11.00% Cash, 2.00% PIK	7/3/2007	10,900	9,845	$0.90	(2)(4)

					22,010	20,400			1.86%

Consumer Products—Durable
Direct Buy Holdings, Inc. and Direct Buy Investors, LP(6)	Membership-based buying club franchisor and operator	Senior secured loan ($2,281 par due 11/2012)	4.97% (Libor + 4.50%/B)	12/14/2007	2,189	1,861	$0.82
		Partnership interests (19.31% interest)		11/30/2007	10,000	6,500		(5)

					12,189	8,361			0.76%

Housing—Building Materials
HB&G Building Products	Synthetic and wood product manufacturer	Senior subordinated loan ($8,956 par due 3/2011)	13.00% Cash, 6.00% PIK	10/8/2004	8,966	2,251	$0.25	(2)(4)(14)
		Common stock (2,743 shares)		10/8/2004	753	—	$—	(5)

Company(1)	Industry	Investment	Interest(10)	Initial Acquisition Date	Amortized Cost	Fair Value	Fair Value Per Unit		Percentage of Net Assets
		Warrants to purchase 4,464 shares		10/8/2004	653	—	$—	(5)

					10,372	2,251			0.00%

Total					$2,267,593	$1,972,977

(1)
Other than our investments in R3 Education, Inc., HCP Acquisition Holdings, LLC, Ivy Hill Middle Market Credit Fund, Ltd., LVCG Holdings LLC, Reflexite Corporation and The Thymes, LLC, we do not "Control" any of our portfolio companies, as defined in the Investment Company Act. In general, under the Investment Company Act, we would "Control" a portfolio company if we owned more than 25% of its outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company. All of our portfolio company investments are subject to legal restrictions on sales which as of December 31, 2008 represented 180% of the Company's net assets.

(2)
These assets are owned by the Company's wholly owned subsidiary Ares Capital CP, are pledged as collateral for the CP Funding Facility and, as a result, are not directly available to the creditors of the Company to satisfy any obligations of the Company other than Ares Capital CP's obligations under the CP Funding Facility (see Note 7 to the consolidated financial statements).

(3)
Pledged as collateral for the ARCC CLO. Unless otherwise noted, all other investments are pledged as collateral for the Revolving Credit Facility (see Note 7 to the consolidated financial statements).

(4)
Has a payment-in-kind interest feature (see Note 2 to the consolidated financial statements).

(5)
Non-income producing at December 31, 2008.

(6)
As defined in the Investment Company Act, we are an "Affiliate" of this portfolio company because we own 5% or more of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). Transactions during the period for the year ended December 31, 2008 in which the issuer was an Affiliate (but not a portfolio company that we "Control") are as follows (in thousands):

Company	Purchases	Redemptions (cost)	Sales (cost)	Interest income	Capital structuring service fees	Dividend income	Other income	Net realized gains (losses)	Net unrealized gains (losses)
Apple & Eve, LLC and US Juice Partners, LLC	$11,500	$10,814	$—	$4,634	$—	$—	$43	$40	$(12,383)
Carador, PLC	$—	$—	$—	$—	$—	$825	$—	$—	$(3,479)
Campus Management Corp. and Campus Management Acquisition Corp.	$69,193	$1,768	$—	$5,367	$1,540	$—	$112	$—	$3,048
CT Technologies Intermediate Holdings, Inc. and CT Technologies Holdings, LLC	$4,719	$56,822	$—	$2,573	$—	$—	$340	$100	$1,382
Daily Candy, Inc.	$—	$11,872	$10,806	$735	$—	$—	$—	$1,208	$—
Direct Buy Holdings, Inc. and Direct Buy Investors LP	$—	$219	$—	$192	$—	$—	$—	$9	$(3,828)
Firstlight Financial Corporation	$—	$—	$—	$5,854	$—	$—	$750	$—	$(36,991)
Imperial Capital Group, LLC	$584	$—	$—	$—	$—	$—	$—	$—	$—
Industrial Container Services, LLC	$6,939	$16,677	$—	$1,710	$—	$—	$120	$—	$4,100
Investor Group Services, LLC	$1,250	$1,500	$—	$24	$—	$—	$55	$—	$500
Making Memories Wholesale, Inc	$5,942	$1,114	$—	$199	$—	$—	$—	$—	$(6,668)
Pillar Holdings LLC and PHL Holding Co.	$15,807	$600	$31,865	$3,404	$281	$—	$167	$—	$1,500
Primis Marketing Group, Inc. and Primis Holdings, LLC	$—	$—	$—	$—	$—	$—	$—	$—	$(7,565)
Universal Trailer Corporation	$—	$—	$—	$—	$—	$—	$—	$—	$(700)
VSS-Tranzact Holdings, LLC	$—	$—	$—	$—	$—	$—	$—	$—	$(4,000)
Wastequip, Inc.	$—	$—	$—	$1,424	$—	$—	$—	$—	$(3,318)
Wear Me Apparel, LLC	$—	$—	$—	$2,416	$—	$—	$13	$—	$(14,055)
(7)
As defined in the Investment Company Act, we are an "Affiliate" of this portfolio company because we own 5% or more of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). In addition, as defined in the Investment Company Act, we "Control" this portfolio company because we own more than 25% of the portfolio company's outstanding voting securities or we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement). Transactions during the period for the year ended December 31, 2008 in which the issuer was both an Affiliate and a portfolio company that we Control are as follows (in thousands):

Company	Purchases	Redemptions (cost)	Sales (cost)	Interest income	Capital structuring service fees	Dividend income	Other income	Net realized gains (losses)	Net unrealized gains (losses)
HCP Acquisition Holdings, LLC	$8,567	$—	$—	$—	$—	$—	$—	$—	$(2,067)
Ivy Hill Middle Market Credit Fund, Ltd.	$—	$—	$—	$5,427	$—	$—	$1,528	$—	$(5,600)
LVCG Holdings, LLC	$—	$—	$—	$—	$—	$—	$100	$—	$(1,900)
R3 Education, Inc.	$62,600	$69,089	$—	$3,521	$2,900	$—	$65	$—	$4,393
Reflexite Corporation	$10,239	$—	$—	$928	$100	$—	$10	$—	$(19,166)
The Thymes, LLC	$—	$—	$1,450	$544	$—	$133	$—	$—	$(1,257)
(8)
Non-U.S. company or principal place of business outside the U.S. and as a result is not a qualifying asset under Section 55(a) of the Investment Company Act. Under the Investment Company Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets.

(9)
Non-registered investment company.

(10)
A majority of the variable rate loans to our portfolio companies bear interest at a rate that may be determined by reference to either Libor or an alternate Base Rate (commonly based on the Federal Funds Rate or the Prime Rate), at the borrower's option, which reset annually (A), semi-annually (S), quarterly (Q), bi-monthly (B), monthly (M) or daily (D). For each such loan, we have provided the interest rate in effect at December 31, 2008.

(11)
In addition to the interest earned based on the stated interest rate of this security, we are entitled to receive an additional interest amount of 2.50% on $22.2 million aggregate principal amount of the portfolio company's senior term debt previously syndicated by us.

(12)
Principal amount denominated in Canadian dollars has been translated into U.S. dollars (see Note 2 to the consolidated financial statements).

(13)
In addition to the interest earned based on the stated interest rate of this security, we are entitled to receive an additional interest amount of 2.50% on $25.0 million aggregate principal amount of the portfolio company's senior term debt previously syndicated by us.

(14)
Loan was on non-accrual status as of December 31, 2008.

(15)
Loan includes interest rate floor feature.

See accompanying notes to consolidated financial statements.

ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the Nine Months Ended September 30, 2009 (unaudited)

(dollar amounts in thousands, except per share data)

					Accumulated Undistributed Net Realized Gain (Loss) on Investments, Foreign Currency Transactions and Extinguishment of Debt
						Net Unrealized Gain (Loss) on Investments and Foreign Currency Transactions
	Common Stock			Accumulated Undistributed Net Investment Income (Loss)
			Capital in Excess of Par Value				Total Stockholders' Equity
	Shares	Amount
Balance at December 31, 2008	97,152,820	$97	$1,395,958	$(7,637)	(124)	$(293,415)	$1,094,879
Issuances of common stock from add-on offerings (net of offering and underwriting costs)	12,439,908	13	109,073	—	—	—	109,086
Net increase in stockholders' equity resulting from operations	—	—	—	95,054	22,311	15,698	133,063
Dividends declared ($1.12 per share)	—	—	—	(88,581)	(24,584)	—	(113,165)
Purchase of shares in connection with dividend reinvestment plan	—	—	—	(1,272)	—	—	(1,272)

Balance at September 30, 2009	109,592,728	$110	$1,505,031	$(2,436)	$(2,397)	$(277,717)	$1,222,591

See accompanying notes to consolidated financial statements.

ARES CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(dollar amounts in thousands)

	For the nine months ended
	September 30, 2009	September 30, 2008
	(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net increase (decrease) in stockholders' equity resulting from operations	$133,063	$(28,955)
Adjustments to reconcile net increase (decrease) in stockholders' equity resulting from operations:
Realized gain on extinguishment of debt	(26,543)	—
Net realized losses (gains) from investments	4,232	(4,796)
Net unrealized losses (gains) from investments and foreign currency transactions	(15,698)	128,605
Net accretion of discount on securities	(1,640)	(1,217)
Increase in accrued payment-in-kind dividends and interest	(33,021)	(22,614)
Amortization of debt issuance costs	3,251	1,237
Depreciation	505	338
Proceeds from sale and redemption of investments	267,381	393,628
Purchase of investments	(218,843)	(814,694)
Changes in operating assets and liabilities:
Interest receivable	1,227	8,661
Other assets	(1,052)	(1,926)
Management and incentive fees payable	23,538	12,142
Accounts payable and accrued expenses	4,845	1,648
Interest and facility fees payable	(1,152)	(940)

Net cash provided by (used in) operating activities	140,093	(328,883)

FINANCING ACTIVITIES:
Net proceeds from issuance of common stock	109,086	259,801
Borrowings on debt	246,700	685,000
Repayments on credit facility payable	(362,678)	(463,500)
Credit facility financing costs	(6,010)	(2,936)
Dividends paid in cash	(155,105)	(109,215)

Net cash (used in) provided by financing activities	(168,007)	369,150

CHANGE IN CASH AND CASH EQUIVALENTS	(27,914)	40,267
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	89,383	21,142

CASH AND CASH EQUIVALENTS, END OF PERIOD	$61,469	$61,409

Supplemental Information:
Interest paid during the period	$15,053	$25,685
Taxes paid during the period	$660	$1,601
Dividends declared during the period	$113,165	$112,137

See accompanying notes to consolidated financial statements.

 ARES CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2009 (unaudited)

(dollar amounts in thousands, except per share data and as otherwise indicated)

1.     ORGANIZATION

              Ares Capital Corporation (the "Company" or "ARCC" or "we") is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. We have elected to be regulated as a business development company under the Investment Company Act of 1940 (the "Investment Company Act"). We were incorporated on April 16, 2004 and were initially funded on June 23, 2004. On October 8, 2004, we completed our initial public offering (the "IPO"). On the same date, we commenced substantial investment operations.

              The Company has elected to be treated as a regulated investment company, or a "RIC", under subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") and operates in a manner so as to qualify for the tax treatment applicable to RICs. Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component like warrants, and, to a lesser extent, in equity investments in private middle market companies.

              We are externally managed by Ares Capital Management LLC (the "investment adviser"), an affiliate of Ares Management LLC ("Ares Management"), an independent international investment management firm. Ares Operations LLC ("Ares Administration" or the "administrator"), an affiliate of Ares Management, provides the administrative services necessary for us to operate.

              Interim financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Articles 6 or 10 of Regulation S-X. In the opinion of management, all adjustments, consisting solely of normal recurring accruals considered necessary for the fair presentation of financial statements for the interim period, have been included. The current period's results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending December 31, 2009.

2.     SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation

              The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States, and include the accounts of the Company and its wholly owned subsidiaries. The consolidated financial statements reflect all adjustments and reclassifications which, in the opinion of management, are necessary for the fair presentation of the results of the operations and financial condition as of and for the periods presented. All significant intercompany balances and transactions have been eliminated.

    Cash and Cash Equivalents

              Cash and cash equivalents include short-term, liquid investments in a money market fund. Cash and cash equivalents are carried at cost which approximates fair value.

    Concentration of Credit Risk

              The Company places its cash and cash equivalents with financial institutions and, at times, cash held in money market accounts may exceed the Federal Deposit Insurance Corporation insured limit.

    Investments

              Investment transactions are recorded on the trade date. Realized gains or losses are computed using the specific identification method. Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, we look at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available (i.e., substantially all of our investments) are valued at fair value as determined in good faith by our board of directors, based on the input of our management and audit committee and independent valuation firms that have been engaged at the direction of the board to assist in the valuation of each portfolio investment without a readily available market quotation at least once during a trailing 12 month period, and under a valuation policy and a consistently applied valuation process. The valuation process is conducted at the end of each fiscal quarter, with approximately 50% (based on value) of our valuations of portfolio companies without readily available market quotations subject to review by an independent valuation firm each quarter.

              As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (an estimate of the total fair value of the portfolio company's debt and equity), the nature and realizable value of any collateral, the portfolio company's ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, comparison of the portfolio company's securities to publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation.

              Because there is not a readily available market value for most of the investments in our portfolio, we value substantially all of our portfolio investments at fair value as determined in good faith by our board of directors, based on the input of our management and audit committee and independent valuation firms under a valuation policy and a consistently applied valuation process. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize significantly less than the value at which we have recorded it.

              In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than would be realized based on the valuations currently assigned.

              With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:

  •
  Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals responsible for the portfolio investment in conjunction with our portfolio management team.

  •
  Preliminary valuation conclusions are then documented and discussed by our management.

  •
  The audit committee of our board of directors reviews these preliminary valuations, as well as the input of independent valuation firms with respect to the valuations of approximately 50% (based on value) of our portfolio companies without readily available market quotations.

  •
  The board of directors discusses valuations and determines the fair value of each investment in our portfolio without a readily available market quotation in good faith based on the input of our management and audit committee and independent valuation firms.

              Effective January 1, 2008, the Company adopted Accounting Standards Codification ("ASC") 820-10 (previously Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157")), which expands the application of fair value accounting for investments (see Note 8 to the consolidated financial statements).

    Interest Income Recognition

              Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Discounts and premiums on securities purchased are accreted/amortized over the life of the respective security using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortization of premiums.

              Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management's judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management's judgment, are likely to remain current. The Company may make exceptions to this if the loan has sufficient collateral value and is in the process of collection. As of September 30, 2009, seven loans or 5.3% of total investments at amortized cost (or 1.7% at fair value), were placed on non-accrual status. As of December 31, 2008, six loans or 4.4% of total investments at amortized cost (or 1.6% at fair value), were placed on non-accrual status.

    Payment-in-Kind Interest

              The Company has loans in its portfolio that contain payment-in-kind ("PIK") provisions. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan and recorded as interest income. To maintain the Company's status as a RIC, this non-cash source of income must be paid out to stockholders in the form of dividends even though the Company has not yet collected the cash. For the three and nine months ended September 30, 2009, $10,825 and $33,021, respectively, in PIK income was recorded. For the three and nine months ended September 30, 2008, $9,735 and $22,614, respectively, in PIK income was recorded.

    Capital Structuring Service Fees and Other Income

              The Company's investment adviser seeks to provide assistance to our portfolio companies in connection with the Company's investments and in return the Company may receive fees for capital structuring services. These fees are generally only available to the Company as a result of the Company's underlying investments, are normally paid at the closing of the investments, are generally non-recurring and are recognized as revenue when earned upon closing of the investment. The services that the Company's investment adviser provides vary by investment, but generally consist of reviewing existing credit facilities, arranging bank financing, arranging equity financing, structuring financing from multiple lenders, structuring financing from multiple equity investors, restructuring existing loans, raising equity and debt capital, and providing general financial advice, which concludes upon closing of the investment. Any services of the above nature subsequent to the closing would generally generate a separate fee payable to the Company. In certain instances where the Company is invited to participate as a co-lender in a transaction and does not provide significant services in connection with the investment, a portion of loan fees paid to the Company in such situations will be deferred and amortized over the estimated life of the loan. The Company's investment adviser may also take a seat on the board of directors of a portfolio company, or observe the meetings of the board of directors without taking a formal seat.

              Other income includes fees for asset management, consulting, loan guarantees, commitments, and other services rendered by the Company to portfolio companies. Such fees are recognized as income when earned or the services are rendered.

    Foreign Currency Translation

              The Company's books and records are maintained in U.S. dollars. Any foreign currency amounts are translated into U.S. dollars on the following basis:

    (1)
    Market value of investment securities, other assets and liabilities—at the exchange rates prevailing at the end of the period.

    (2)
    Purchases and sales of investment securities, income and expenses—at the rates of exchange prevailing on the respective dates of such transactions, income or expenses.

              Results of operations based on changes in foreign exchange rates are separately disclosed in the statement of operations. Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuation and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.

    Accounting for Derivative Instruments

              The Company does not utilize hedge accounting and marks its derivatives to market through operations.

    Offering Expenses

              The Company's offering costs, excluding underwriters fees, are charged against the proceeds from equity offerings when received. For the nine months ended September 30, 2009, and September 30, 2008, the Company incurred approximately $806 and $1,414 of offering costs, respectively.

    Debt Issuance Costs

              Debt issuance costs are being amortized over the life of the related credit facility using the straight line method, which closely approximates the effective yield method.

    U.S. Federal Income Taxes

              The Company has elected to be treated as a RIC under subchapter M of the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Company is required to timely distribute to its stockholders at least 90% of investment company taxable income, as defined by the Code, for each year. The Company, among other things, has made and intends to continue to make the requisite distributions to its stockholders, which will generally relieve the Company from U.S. federal income taxes.

              Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year dividend distributions into the next tax year and pay a 4% excise tax on such income, as required. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned. For the three months ended September 30, 2009, no amount was recorded for U.S. Federal excise tax. For the nine months ended September 30, 2009, a net benefit of $30 was recorded for U.S. Federal excise tax. For the three months ended September 30, 2008, the Company recorded a benefit of $135 for U.S. Federal excise tax. For the nine months ended September 30, 2008, the Company recorded a benefit of approximately $434 for U.S. Federal excise tax.

              Certain of our wholly owned subsidiaries are subject to U.S. Federal and state income taxes. For the three and nine months ended September 30, 2009, we recorded tax expenses of approximately $454 and $593, respectively, for these subsidiaries. For the three and nine months ended September 30, 2008, we recorded tax provisions of approximately $17 and $132, respectively, for these subsidiaries.

    Dividends

              Dividends and distributions to common stockholders are recorded on the record date. The amount to be paid out as a dividend is determined by the board of directors each quarter and is generally based upon the earnings estimated by management. Net realized capital gains, if any, are generally distributed at least annually, although we may decide to retain such capital gains for investment.

              We have adopted a dividend reinvestment plan that provides for reinvestment of any distributions we declare in cash on behalf of our stockholders, unless a stockholder elects to receive cash. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not "opted out" of our dividend reinvestment plan will have their cash dividends automatically reinvested in additional shares of our common stock, rather than receiving the cash dividend. While we generally use primarily newly issued shares to implement the plan (especially if our shares are trading at a premium to net asset value), we may purchase shares in the open market in connection with our obligations under the plan. In particular, if our shares are trading at a significant enough discount to net asset value and we are otherwise permitted under applicable law to purchase such shares, we intend to purchase shares in the open market in connection with our obligations under our dividend reinvestment plan.

    Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of actual and contingent assets and liabilities at the date of the financial statements and the reported amounts of income or loss and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of investments.

    New Accounting Pronouncements

              In June 2009, the Financial Accounting Standards Board ("FASB") issued ASC 860 (previously SFAS No. 166, Accounting for Transfer of Financial Assets, which amends the guidance in SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities). It eliminates the qualifying special-purpose entities ("QSPEs") concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. ASC 860 requires additional year-end and interim disclosures for public and nonpublic companies that are similar to the disclosures required by FSP FAS 140-4 and FIN 46(R)-8. ASC 860 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 (January 1, 2010 for calendar year-end companies), and for subsequent interim and annual reporting periods. ASC 860's disclosure requirements must be applied to transfers that occurred before and after its effective date. Early adoption is prohibited. We are currently evaluating the effect that the provisions of ASC 860 may have on our financial condition and results of operations.

              In June 2009, FASB issued ASC 810 (previously SFAS No. 167, Amendments to FASB Interpretation No. 46(R), which amends the guidance in FASB Interpretation No. ("FIN") 46(R), Consolidation of Variable Interest Entities). It requires reporting entities to evaluate former QSPEs for consolidation, changes the approach to determining the primary beneficiary of a variable interest entity (a "VIE") from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. ASC 810 requires additional year-end and interim disclosures for public and non-public companies that are similar to the disclosures required by FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities. ASC 810 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 (January 1, 2010 for calendar year-end companies), and for subsequent interim and annual reporting periods. All QSPE's and entities currently subject to FIN 46(R) will need to be reevaluated under the amended consolidation requirements as of the beginning of the first annual reporting period that begins after November 15, 2009. Early adoption is prohibited. We are currently evaluating the effect that the provisions of ASC 810 may have on our financial condition and results of operations.

              In June 2009, FASB issued ASC 2005, (previously SFAS NO. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("GAAP")—a replacement of FASB Statement No. 162 ("Codification")). This Codification will become the source of authoritative U.S. GAAP recognized by FASB to be applied by nongovernmental entities. Once the Codification is in effect, all of its content will carry the same level of authority, effectively superseding SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. The Codification is not intended to change GAAP, but it will change the way GAAP is organized and presented. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. In order to ease the transition to the Codification, the Company has provided the Codification cross-reference alongside the references to the standards issued and adopted prior to the adoption of the Codification.

3.     AGREEMENTS

    Investment Advisory and Management Agreement

              The Company is party to an investment advisory and management agreement (the "investment advisory and management agreement") with Ares Capital Management. Subject to the overall supervision of our board of directors, Ares Capital Management provides investment advisory services to the Company. For providing these services, Ares Capital Management receives a fee from us, consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.5% based on the average value of our total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) at the end of the two most recently completed calendar quarters. The base management fee is payable quarterly in arrears.

              The incentive fee has two parts. One part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the base management fee, any expenses payable under the administration agreement, and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature such as market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities, accrued income that we have not yet received in cash. The investment adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued interest that we never actually receive.

              Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate (as defined below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and/or unrealized capital losses. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) at the end of the immediately preceding calendar quarter, is compared to a fixed "hurdle rate" of 2.00% per quarter. If market interest rates rise, we may be able to invest our funds in debt instruments that provide for a higher return, which would increase our pre-incentive fee net investment income and make it easier for our investment adviser to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. Our pre-incentive fee net investment income used to calculate this part of the incentive fee is also included in the amount of our total assets (other than cash and cash equivalents but including assets purchased with borrowed funds) used to calculate the 1.5% base management fee.

              We pay the investment adviser an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

  •
  no incentive fee in any calendar quarter in which the pre-incentive fee net investment income does not exceed the hurdle rate;

  •
  100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.50% in any calendar quarter. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than 2.50%) as the "catch-up" provision. The "catch-up" is meant to provide our investment adviser with 20% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 2.50% in any calendar quarter; and

  •
  20% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.50% in any calendar quarter.

              These calculations are adjusted for any share issuances or repurchases during the quarter.

              The second part of the incentive fee, the "Capital Gains Fee", is determined and payable in arrears as of the end of each calendar year (or, upon termination of the investment advisory and management agreement, as of the termination date), and is calculated at the end of each applicable year by subtracting (a) the sum of our cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (b) our cumulative aggregate realized capital gains, in each case calculated from October 8, 2004. If such amount is positive at the end of such year, then the Capital Gains Fee for such year is equal to 20.0% of such amount, less the aggregate amount of Capital Gains Fees paid in all prior years. If such amount is negative, then there is no Capital Gains Fee for such year.

              The cumulative aggregate realized capital gains are calculated as the sum of the differences, if positive, between (a) the net sales price of each investment in our portfolio when sold and (b) the accreted or amortized cost basis of such investment.

              The cumulative aggregate realized capital losses are calculated as the sum of the amounts by which (a) the net sales price of each investment in the Company's portfolio when sold is less than (b) the accreted or amortized cost basis of such investment.

              The aggregate unrealized capital depreciation is calculated as the sum of the differences, if negative, between (a) the valuation of each investment in the Company's portfolio as of the applicable Capital Gains Fee calculation date and (b) the accreted or amortized cost basis of such investment.

              We defer cash payment of any incentive fee otherwise earned by the investment adviser if during the most recent four full calendar quarter period ending on or prior to the date such payment is to be made the sum of (a) the aggregate distributions to the stockholders of the Company and (b) the change in net assets (defined as total assets less indebtedness and before taking into account any incentive fees payable during the period) is less than 8.0% of our net assets at the beginning of such period. These calculations were appropriately pro rated during the first three calendar quarters following October 8, 2004 and are adjusted for any share issuances or repurchases.

              For the three and nine months ended September 30, 2009, we incurred $7,508 and $22,502, respectively, in base management fees and $8,227 and $23,764, respectively, in incentive management fees related to pre-incentive fee net investment income. For the three and nine months ended September 30, 2009, we accrued no incentive management fees related to realized capital gains. As of September 30, 2009, $56,527 was unpaid and included in management and incentive fees payable in the accompanying consolidated balance sheet. Included in this $56,527 was $49,019 in incentive management fees related to the fifteen months ended September 30, 2009 that have been deferred pursuant to the investment advisory and management agreement.

              For the three and nine months ended September 30, 2008, we incurred $7,963 and $22,729, respectively, in base management fees and $8,205 and $23,713, respectively, in incentive management fees related to pre-incentive fee net investment income. For the three and nine months ended September 30, 2008, we accrued no incentive management fees related to net realized capital gains.

    Administration Agreement

              We are also party to a separate administration agreement, the "administration agreement," with our administrator, Ares Administration. Our board of directors approved the continuation of our administration agreement on May 4, 2009, which extended the term of the agreement until June 1, 2010. Pursuant to the administration agreement, Ares Administration furnishes us with office equipment and clerical, bookkeeping and record keeping services. Under the administration agreement, Ares Administration also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records that we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. In addition, Ares Administration assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the administration agreement, Ares Administration also provides, on our behalf, managerial assistance to those portfolio companies to which we are required to provide such assistance. Payments under the administration agreement are equal to an amount based upon our allocable portion of Ares Administration's overhead in performing its obligations under the administration agreement, including our allocable portion of the cost of our officers (including our chief compliance officer, chief financial officer, secretary and treasurer) and their respective staffs. The administration agreement may be terminated by either party without penalty upon 60-days' written notice to the other party.

              For the three and nine months ended September 30, 2009, we incurred $809 and $2,905, respectively, in administrative fees. As of September 30, 2009, $809 was unpaid and included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

              For the three and nine months ended September 30, 2008, we incurred $802 and $1,702, respectively, in administrative fees.

4.     EARNINGS PER SHARE

              The following information sets forth the computations of basic and diluted net increase in stockholders' equity per share resulting from the operations for the three and nine months ended September 30, 2009:

	Three months ended September 30, 2009	Nine months ended September 30, 2009
Numerator for basic and diluted net increase in stockholders' equity resulting from operations per share:	$63,276	$133,063
Denominator for basic and diluted net increase in stockholders' equity resulting from operations per share:	102,831,909	99,066,652
Basic and diluted net increase in stockholders' equity resulting from operations per share:	$0.62	$1.34

              The following information sets forth the computations of basic and diluted net increase in stockholders' equity per share resulting from operations for the three and nine months ended September 30, 2008:

	Three months ended September 30, 2008	Nine months ended September 30, 2008
Numerator for basic and diluted net increase in stockholders' equity resulting from operations per share:	$(41,393)	$(28,955)
Denominator for basic and diluted net increase in stockholders' equity resulting from operations per share:	97,152,820	87,152,501
Basic and diluted net increase in stockholders' equity resulting from operations per share:	$(0.43)	$(0.33)

              In accordance with ASC 260-10 (previously SFAS No. 128, Earnings per Share), the weighted average shares of common stock outstanding used in computing basic and diluted net increase in stockholders' equity resulting from operations per share for the three and nine months ended September 30, 2008 has been adjusted retroactively by a factor of 1.02% to recognize the bonus element associated with rights to acquire shares of common stock that we issued to stockholders of record as of March 24, 2008 in connection with a transferable rights offering.

5.     INVESTMENTS

              Under the Investment Company Act, we are required to separately identify non-controlled investments where we own more than 5% of a portfolio company's outstanding voting securities as "affiliated companies." In addition, under the Investment Company Act, we are required to separately identify investments where we own more than 25% of a portfolio company's outstanding voting securities as "control affiliated companies." We had no existing control relationship with any of the portfolio companies identified as "affiliated companies" or "control affiliated companies" prior to making the indicated investment.

              For the three months ended September 30, 2009, the Company funded $49.4 million aggregate principal amount of senior term debt and $16.4 million of investments in equity securities.

              In addition, for the three months ended September 30, 2009, $26.5 million aggregate principal amount of senior term debt was redeemed. Additionally, $17.0 million aggregate principal amount of senior term debt, $43.5 million of senior subordinated debt and $18.9 million of equity were sold.

              As of September 30, 2009, investments and cash and cash equivalents consisted of the following:

	Amortized Cost	Fair Value
Cash and cash equivalents	$61,469	$61,469
Senior term debt	1,152,456	1,058,988
Senior subordinated debt	722,424	606,365
Equity securities	314,576	251,458
Collateralized loan obligations	55,681	50,913

Total	$2,306,606	$2,029,193

              As of December 31, 2008, investments and cash and cash equivalents consisted of the following:

	Amortized Cost	Fair Value
Cash and cash equivalents	$89,383	$89,383
Senior term debt	1,165,460	1,055,089
Senior subordinated debt	737,072	619,491
Equity securities	309,061	247,997
Collateralized loan obligations	56,000	50,400

Total	$2,356,976	$2,062,360

              The amortized cost represents the original cost adjusted for the accretion of discounts and amortization of premiums on debt using the effective interest method.

              The industrial and geographic compositions of our portfolio at fair value at September 30, 2009 and December 31, 2008 were as follows:

	September 30, 2009	December 31, 2008
Industry
Health Care	19.5%	20.2%
Education	9.6	11.1
Beverage/Food/Tobacco	8.7	7.8
Restaurants and Food Services	8.6	8.1
Other Services	7.5	7.4
Financial	7.5	7.0
Business Services	6.8	6.7
Retail	5.8	5.7
Manufacturing	4.6	3.8
Computers/Electronics	3.3	1.2
Printing/Publishing/Media	3.1	3.8
Aerospace and Defense	3.1	3.0
Consumer Products	3.0	3.0
Telecommunications	2.2	2.0
Environmental Services	1.9	4.1
Cargo Transport	1.5	1.4
Health Clubs	1.2	1.2
Containers/Packaging	1.1	1.4
Grocery	1.0	1.0
Homebuilding	0.0	0.1

Total	100.0%	100.0%

	September 30, 2009	December 31, 2008
Geographic Region
Mid-Atlantic	22.5%	21.0%
Midwest	21.9	20.6
Southeast	20.6	22.2
West	18.2	18.3
International	13.1	14.1
Northeast	3.7	3.8

Total	100.0%	100.0%

6.     COMMITMENTS AND CONTINGENCIES

              As of September 30, 2009 and December 31, 2008, the Company had the following commitments to fund various revolving senior secured and subordinated loans:

	September 30, 2009	December 31, 2008
Total revolving commitments	$295,400	$419,000
Less: funded commitments	(90,400)	(139,600)

Total unfunded commitments	205,000	279,400
Less: commitments substantially at discretion of the Company	(10,000)	(32,400)
Less: unavailable commitments due to borrowing base or other covenant restriction	(89,000)	(64,500)

Total net adjusted unfunded revolving commitments	$106,000	$182,500

              Of the total commitments as of September 30, 2009, $174,200 extend beyond the maturity date of our Revolving Credit Facility (as defined in Note 7). Additionally, $104,400 of the total commitments, or $6,500 of the net adjusted unfunded commitments, are scheduled to expire in 2009. Included within the total commitments as of September 30, 2009 are commitments to issue up to $24,300 in standby letters of credit through a financial intermediary on behalf of certain portfolio companies. Under these arrangements, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. As of September 30, 2009, the Company had $21,400 in standby letters of credit issued and outstanding on behalf of the portfolio companies, of which no amounts were recorded as a liability on the balance sheet as they are considered in the valuation of the investments in the portfolio company. Of these letters of credit, $400 expire on January 31, 2010, $200 expire on February 28, 2010, $3,700 expire on March 31, 2010, $8,100 expire on July 31, 2010 and $9,000 expire on September 30, 2010. These letters of credit may be extended under substantially similar terms for additional one-year terms at the Company's option until the Revolving Credit Facility, under which the letters of credit were issued, matures on December 28, 2010.

              As of September 30, 2009 and December 31, 2008, the Company was subject to subscription agreements to fund equity investments in private equity investment partnerships, substantially all at the discretion of the Company, as follows:

	September 30, 2009	December 31, 2008
Total private equity commitments	$428,300	$428,300
Total unfunded private equity commitments	$419,100	$423,600

7.     BORROWINGS

              In accordance with the Investment Company Act, with certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the Investment Company Act, is at least 200% after such borrowing. As of September 30, 2009, our asset coverage for borrowed amounts was 259%.

              Our debt obligations consisted of the following as of September 30, 2009 and December 31, 2008:

	September 30, 2009		December 31, 2008
	Outstanding	Total Available(1)	Outstanding	Total Available(1)
CP Funding Facility	$223,027	$223,027	$114,300	$350,000
Revolving Credit Facility	271,091	525,000	480,486	510,000
CP Funding II Facility	—	200,000	—	—
Debt Securitization	273,753	273,753	314,000	314,000

	$767,871	$1,221,780	$908,786	$1,174,000

(1)
Subject to borrowing base and leverage restrictions.

              The weighted average interest rate of all our debt obligations as of September 30, 2009 and December 31, 2008 was 2.02% and 3.03%, respectively.

    CP Funding Facility

              In October 2004, we formed Ares Capital CP Funding LLC ("Ares Capital CP"), a wholly owned subsidiary of the Company, through which we established a revolving facility, referred to as the "CP Funding Facility," that, as amended, allowed Ares Capital CP to issue up to $350,000 of variable funding certificates ("VFC"). On May 7, 2009, the Company and Ares Capital CP entered into an amendment that, among other things, converted the CP Funding Facility from a revolving facility to an amortizing facility, extended the maturity from July 21, 2009 to May 7, 2012, reduced the availability from $350,000 to $225,000 (with a reduction in the outstanding balance required by each of December 31, 2010 and December 31, 2011) and decreased the advance rates applicable to certain types of eligible loans. In addition, the interest rate charged on the CP Funding Facility was increased from the commercial paper rate plus 2.50% to the commercial paper, Eurodollar or adjusted Eurodollar rate, as applicable, plus 3.50% and the commitment fee requirement was removed. The Company also paid a renewal fee of 1.25% of the total facility amount, or $2,813. As of September 30, 2009, there was $223,027 outstanding under the CP Funding Facility and the Company continues to be in compliance with all of the limitations and requirements of the CP Funding Facility. As of December 31, 2008, there was $114,300 outstanding under the CP Funding Facility.

              The CP Funding Facility is secured by all of the assets held by Ares Capital CP, which as of September 30, 2009 consisted of 36 investments.

              The interest charged on the VFC is payable quarterly and is based on either the commercial paper, Eurodollar or adjusted Eurodollar rate. As of September 30, 2009, the rate in effect was one month LIBOR, which was 0.25%. As of December 31, 2008, the rate in effect was the commercial paper rate which was 2.3271%. For the three and nine months ended September 30, 2009, the average interest rates (i.e. rate in effect plus the spread) were 3.77% and 3.62%, respectively. For the three and nine months ended September 30, 2009, the average outstanding balances were $223,345 and $165,172, respectively. For the three and nine months ended September 30, 2008, the average interest rates

(i.e. rate in effect plus the spread) were 4.98% and 4.55%, respectively. For the three and nine months ended September 30, 2008, the average outstanding balances were $65,058 and $82,370, respectively.

              For the three and nine months ended September 30, 2009, the interest expense incurred on the CP Funding Facility was $2,151 and $4,632, respectively. For the three and nine months ended September 30, 2008, the interest expense incurred on the CP Funding Facility was $1,105 and $2,429, respectively. Cash paid for interest expense during the nine months ended September 30, 2009 and 2008 was $4,349 and $2,653, respectively.

              Prior to May 7, 2009, the Company was required to pay a commitment fee for any unused portion of the CP Funding Facility equal to 0.5% per annum for any unused portion of the CP Funding Facility. Prior to July 22, 2008, the commitment fee was 0.125% per annum calculated based on an amount equal to $200,000 less the borrowings outstanding under the CP Funding Facility. For the three and nine months ended September 30, 2009, the commitment fees incurred on the CP Funding Facility were $0 and $444, respectively. For the three and nine months ended September 30, 2008, the commitment fees incurred on the CP Funding Facility were $260 and $351, respectively.

    Revolving Credit Facility

              In December 2005, we entered into a senior secured revolving credit facility referred to as "Revolving Credit Facility", under which, as amended, the lenders have agreed to extend credit to the Company in an aggregate principal amount not exceeding $525,000 at any one time outstanding. The Revolving Credit Facility expires on December 28, 2010 and with certain exceptions is secured by substantially all of the assets in our portfolio (other than investments held by Ares Capital CP under the CP Funding Facility and those held as a part of the Debt Securitization, discussed below) which as of September 30, 2009 consisted of 167 investments.

              The Revolving Credit Facility also includes an "accordion" feature that allows us to increase the size of the Revolving Credit Facility to a maximum of $765,000 under certain circumstances. The Revolving Credit Facility also includes usual and customary events of default for senior secured revolving credit facilities of this nature. As of September 30, 2009, there was $271,091 outstanding under the Revolving Credit Facility and the Company continues to be in compliance with all of the limitations and requirements of the Revolving Credit Facility. As of December 31, 2008, there was $480,486 outstanding under the Revolving Credit Facility.

              The interest charged under the Revolving Credit Facility is generally based on LIBOR (one, two, three or six month) plus 1.00%. As of September 30, 2009, the one, two, three and six month LIBOR were 0.25%, 0.25%, 0.29% and 0.63%, respectively. As of December 31, 2008, the one, two, three and six month LIBOR were 0.44%, 1.10%, 1.43% and 1.75%, respectively. For the three and nine months ended September 30, 2009, the average interest rate was 1.95% and 2.13%, respectively, the average outstanding balance was $328,600 and $414,121, respectively, and the interest expense incurred was $1,605 and $6,617, respectively. For the three and nine months ended September 30, 2008, the average interest rate was 3.77% and 4.28%, respectively, the average outstanding balance was $485,497 and $413,387, respectively, and the interest expense incurred was $2,595 and $6,534, respectively. Cash paid for interest expense during the nine months ended September 30, 2009 and 2008 was $7,944 and $13,963, respectively. The Company is also required to pay a commitment fee of 0.20% for any unused portion of the Revolving Credit Facility. For the three and nine months ended September 30, 2009, the commitment fee incurred was $90 and $133, respectively. For the three and nine months ended September 30, 2008, the commitment fee incurred was $179 and $436, respectively.

              The amount available for borrowing under the Revolving Credit Facility is reduced by any standby letters of credit issued through the Revolving Credit Facility. As of September 30, 2009 and December 31, 2008, the Company had $21,900 and $16,700, respectively, in standby letters of credit issued through the Revolving Credit Facility.

              As of September 30, 2009, the Company had a non-U.S. borrowing on the Revolving Credit Facility denominated in Canadian dollars. As of September 30, 2009 and December 31, 2008, unrealized appreciation on this borrowing was $1,759 and $3,365, respectively.

    CP Funding II Facility

              On July 21, 2009, we entered into an agreement with Wachovia Bank N.A. ("Wachovia") to establish a new revolving facility (the "CP Funding II Facility") whereby Wachovia agreed to extend credit to us in an aggregate principal amount not exceeding $200,000 at any one time outstanding. The CP Funding II Facility is scheduled to expire on July 21, 2012 (plus two one-year extension options, subject to mutual consent) and the interest charged on the CP Funding II Facility is based on LIBOR plus 4.00%. As of September 30, 2009, there were no amounts outstanding on the CP Funding II Facility. For the three and nine months ended September 30, 2009, there was no interest expense incurred. We are also required to pay a commitment fee on any unused portion of the CP Funding II Facility of between 0.50% and 2.50% depending on the usage level and paid a structuring fee of 1.5% of the total facility amount, or $3,000. For the three and nine months ended September 30, 2009, the commitment fee incurred was $200.

    Debt Securitization

              In July 2006, through our wholly owned subsidiary, ARCC CLO 2006 LLC ("ARCC CLO"), we completed a $400,000 debt securitization (the "Debt Securitization") and issued approximately $314,000 principal amount of asset-backed notes (including $50,000 of revolving notes, all of which were drawn down as of September 30, 2009) (the "CLO Notes") to third parties that were secured by a pool of middle market loans that have been purchased or originated by the Company. The CLO Notes are included in the September 30, 2009 consolidated balance sheet. We retained approximately $86,000 of aggregate principal amount of certain BBB and non-rated securities in the Debt Securitization (the "Retained Notes"). During the nine months ended September 30, 2009, we repurchased, in several open market transactions, $34,790 of CLO Notes consisting of $14,000 of the Class B and $20,790 of the Class C notes for a total purchase price of $8,247. As a result of these purchases, we recognized a $26,543 gain on the extinguishment of debt and as of September 30, 2009, we held an aggregate principal amount of $120,790 of CLO Notes, in total. The CLO Notes mature on December 20, 2019, and, as of September 30, 2009, there is $273,753 outstanding under the Debt Securitization (excluding the Retained Notes). The blended pricing of the CLO Notes, excluding fees, is approximately 3-month LIBOR plus 27 basis points.

              The classes, amounts, ratings and interest rates (expressed as a spread to 3-month LIBOR) of the CLO Notes are as follows:

Class	Amount		Rating (S&P/Moody's)	LIBOR Spread (basis points)
A-1A	$73,157		AAA/Aaa	25
A-1A VFN	48,772	(1)	AAA/Aaa	28
A-1B	14,000		AAA/Aa2	37
A-2A	72,614		AAA/Aaa	22
A-2B	33,000		AAA/Aa1	35
B	9,000		AA/A1	43
C	23,210		A/Baa3	70

Total	$273,753

(1)
Revolving class, all of which was drawn as of September 30, 2009.

              As of September 30, 2009, there were 54 investments securing the notes. The interest charged under the Debt Securitization is based on 3-month LIBOR, which as of September 30, 2009 was 0.29% and as of December 31, 2008 was 1.43%. For the three and nine months ended September 30, 2009, the effective average interest rate was 1.04% and 1.44%, respectively, the average outstanding balance was $278,617 and $285,924, respectively, and the interest expense incurred was $726 and $3,082, respectively. For the three and nine months ended September 30, 2008, the effective average interest rate was 3.30% and 3.77%, respectively, and the interest expense incurred was $2,612 and $8,877, respectively. Cash paid for interest expense during the nine months ended September 30, 2009 and 2008 was $3,210 and $9,068, respectively. The Company is also required to pay a commitment fee of 0.175% for any unused portion of the Class A-1A VFN Notes. There were no commitment fees incurred for the three and nine months ended September 30, 2009 and 2008 on these notes.

8.     FAIR VALUE OF FINANCIAL INSTRUMENTS

              Effective January 1, 2008, the company adopted ASC 825-10 (previously SFAS No. 159, the Fair Value Option for Financial Assets and Liabilities), which provides companies the option to report selected financial assets and liabilities at fair value. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. ASC 825-10 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. The Company has not elected the ASC 25-10 option to report selected financial assets and liabilities at fair value. As a result, with the exception of the line items entitled "other assets" and "debt," which are reported at cost, all assets and liabilities approximate fair value on the balance sheet. The carrying value of the line items entitled "interest receivable," "receivable for open trades," "payable for open trades," "accounts payable and accrued expenses," "management and incentive fees payable" and "interest and facility fees payable" approximate fair value due to their short maturity.

              Effective January 1, 2008, the Company adopted ASC 820-10 (previously SFAS No. 157, Fair Value Measurements), which expands the application of fair value accounting. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Company to assume that the portfolio investment is sold in a principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, the Company has considered its principal market as the market in which the Company exits its portfolio investments with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:

  •
  Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

  •
  Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

  •
  Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

              In addition to using the above inputs in investment valuations, we continue to employ the valuation policy approved by our board of directors that is consistent with ASC 820-10 (see Note 2). Consistent with our valuation policy, we evaluate the source of inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. Our valuation policy considers the fact that because there is not a readily available market value for most of the investments in our portfolio, the fair value of the investments must typically be determined using unobservable inputs.

              Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize significantly less than the value at which we have recorded it.

              In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than would be realized based on the valuations currently assigned.

              The following table presents fair value measurements of cash and cash equivalents and investments as of September 30, 2009:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$61,469	$61,469	$—	$—
Investments	$1,967,724	$—	$27,904	$1,939,820

              The following tables present changes in investments that use Level 3 inputs for the three and nine months ended September 30, 2009:

Three months ended September 30, 2009
Balance as of June 30, 2009	$1,936,436
Net realized and unrealized gains (losses)	28,501
Net purchases, sales or redemptions	(25,117)
Net transfers in and/or out of Level 3	—

Balance as of September 30, 2009	$1,939,820

Nine months ended September 30, 2009
Balance as of December 31, 2008	$1,862,462
Net realized and unrealized gains (losses)	9,070
Net purchases, sales or redemptions	(17,212)
Net transfers in and/or out of Level 3	85,500

Balance as of September 30, 2009	$1,939,820

              As of September 30, 2009, the net unrealized loss on the investments that use Level 3 inputs was $270,141.

              Following are the carrying and fair values of our debt instruments as of September 30, 2009 and December 31, 2008. Fair value is estimated by discounting remaining payment using applicable current market rates which take into account changes in the Company's marketplace credit ratings.

	September 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Revolving Credit Facility	$271,091	$263,000	$480,486	$462,000
CP Funding Facility	223,027	223,027	114,300	113,000
CP Funding II Facility	—	—	—	—
Debt Securitization	273,753	207,000	314,000	148,000

	$767,871	$693,027	$908,786	$723,000

9.     RELATED PARTY TRANSACTIONS

              In accordance with the investment advisory and management agreement, we bear all costs and expenses of the operation of the Company and reimburse the investment adviser for all such costs and expenses incurred in the operation of the Company. For the three and nine months ended September 30, 2009, the investment adviser incurred such expenses totaling $456 and $1,400, respectively. For the three and nine months ended September 30, 2008, the investment adviser incurred such expenses totaling $442 and $1,448, respectively. As of September 30, 2009, $168 was unpaid and included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

              We rent office space directly from a third party pursuant to a lease that expires on February 27, 2011. In addition, we have entered into a sublease agreement with Ares Management whereby Ares Management subleases approximately 25% of certain office space for a fixed rent equal to 25% of the basic annual rent payable by us under this lease, plus certain additional costs and expenses. For the three and nine months ended September 30, 2009, such amounts payable to the Company totaled $67 and $201, respectively. For the three and nine months ended September 30, 2008, such amounts payable to the Company totaled $51 and $171, respectively. As of September 30, 2009, there were no unpaid amounts.

              As of September 30, 2009, Ares Investments, an affiliate of Ares Management (the sole member of our investment adviser) owned 2,859,882 shares of the Company's common stock representing approximately 2.6% of the total shares outstanding as of September 30, 2009.

              See Notes 3 and 10 for descriptions of other related party transactions.

10.   IVY HILL FUNDS

              On November 19, 2007, we established a middle market credit fund, Ivy Hill Middle Market Credit Fund, Ltd. ("Ivy Hill I"), which is managed by our affiliate, Ivy Hill Asset Management, L.P. ("IHAM"). IHAM receives a 0.50% management fee on the average total assets of Ivy Hill I as compensation for managing this fund. As of September 30, 2009, the total assets of Ivy Hill I were approximately $372,000. For the three and nine months ended September 30, 2009, the Company earned $17 and $900, respectively, in management fees. For the three and nine months ended September 30, 2008, the Company earned $412 and $992, respectively, in management fees. Ivy Hill I primarily invests in first and second lien bank debt of middle market companies. Ivy Hill I was initially funded with $404,000 of capital, including a $56,000 investment by the Company consisting of $40,000 of Class B notes and $16,000 of subordinated notes. For the three and nine months ended September 30, 2009, the Company earned $1,402 and $4,424, respectively, from its investments in Ivy Hill I. For the three and nine months ended September 30, 2008, the Company earned $1,652 and $4,043, respectively, from its investments in Ivy Hill I.

              Ivy Hill I purchased investments from the Company of $5,000 and $17,980 during the three and nine months ended September 30, 2009, respectively, and may from time to time buy additional investments from the Company. There was a loss of $20 recognized by the Company on these transactions.

              On November 5, 2008, the Company established a second middle market credit fund, Ivy Hill Middle Market Credit Fund II, Ltd. ("Ivy Hill II" and, together with Ivy Hill I, the "Ivy Hill Funds"), which is also managed by IHAM. IHAM receives a 0.50% management fee on the average total assets of Ivy Hill II as compensation for managing this fund. Ivy Hill II primarily invests in second lien and subordinated bank debt of middle market companies. Ivy Hill II was established with an initial commitment of $250,000 of subordinated notes, of which $125,000 has been funded, and may grow over time with leverage. Ivy Hill II purchased $27,500 of investments from the Company during the nine months ended September 30, 2009. The Company recorded a loss of $1,388 on these transactions. As of September 30, 2009, the total assets of Ivy Hill II were approximately $144,000. For the three and nine months ended September 30, 2009, the Company earned $12 and $365, respectively, in management fees.

              Our affiliate, IHAM, is party to a separate services agreement, referred to herein as the "services agreement," with Ares Capital Management. Pursuant to the services agreement, Ares Capital Management provides IHAM with office facilities, equipment, clerical, bookkeeping and record keeping services, services of investment professionals and others to perform investment advisory, research and related services, services of, and oversight of, custodians, depositories, accountants, attorneys, underwriters and such other persons in any other capacity deemed to be necessary. Under the services agreement, IHAM will reimburse Ares Capital Management for all of the costs associated with such services, including Ares Capital Management's allocable portion of overhead and the cost of its officers and respective staff in performing its obligations under the services agreement. The services agreement may be terminated by either party without penalty upon 60-days' written notice to the other party. For the three and nine months ended September 30, 2009, IHAM incurred such expenses payable to the investment adviser of $0 and $538, respectively. No such expenses were payable for the three and nine months ended September 30, 2008.

              In June 2009, because of a shift in activity from being primarily a manager with no dedicated employees and of funds in which the Company has invested debt and equity, to a manager with individuals dedicated to managing an increasing number of third party funds for which the Company has limited or no investment, we concluded that GAAP requires the financial results of IHAM to be reported as a portfolio company in our schedule of investments rather than as a consolidated subsidiary in the Company's financial results. The Company made an initial equity investment of $3,816 into IHAM in June 2009.

              For the three months ended September 30, 2009, the Company received a $2,240 distribution from IHAM consisting of $1,510 of dividend income and a $730 return of the Company's investment which resulted in a $494 realized gain. As of September 30, 2009, the Company had an unrealized gain of $7,501 on its investment in IHAM.

11.   DERIVATIVE INSTRUMENTS

              In October 2008, we entered into a two-year interest rate swap agreement to mitigate our exposure to adverse fluctuations in interest rates for a total notional amount of $75 million. Under the interest rate swap agreement, we will pay a fixed interest rate of 2.985% and receive a floating rate based on the prevailing three-month LIBOR. As of September 30, 2009 and December 31, 2008, the 3-month LIBOR was 0.29% and 1.43%, respectively. For the three and nine months ended September 30, 2009, we recognized $20 in unrealized depreciation and $101 in unrealized appreciation related to this swap agreement. As of September 30, 2009 and December 31, 2008, this swap agreement had a fair value of $(2,063) and $(2,164), respectively, which is included in the "accounts payable and other liabilities" in the accompanying consolidated balance sheet.

12.   STOCKHOLDERS' EQUITY

              On August 19, 2009, we completed a public add-on equity offering (the "August Add-on Offering") of 12,439,908 shares of common stock (including 1,439,908 shares purchased pursuant to the underwriters' over-allotment option) at a price of $9.25 per share, less an underwriting discount totaling approximately $0.42 per share. The shares were offered at a discount from the then most recently determined net asset value per share of $11.21 pursuant to authority granted by our common stockholders at the annual meeting of stockholders held on May 4, 2009. Total proceeds received from the August Add-on Offering, net of underwriters' discount and offering costs, were approximately $109.1 million.

              The following table summarizes the total shares issued and proceeds we received net of underwriter, dealer manager and offering costs for the nine months ended September 30, 2009 and 2008 (in millions, except per share data):

	Shares issued	Offering price per share	Proceeds net of dealer manager and offering costs
August 2009 public offering	12.4	$9.25	$109.1

Total for the nine months ended September 30, 2009	12.4		$109.1
April 2008 public offering	24.2	$11.00	$259.8

Total for the nine months ended September 30, 2008	24.2		$259.8

13.   DIVIDENDS

              The following table summarizes our dividends declared during the nine months ended September 30, 2009 and 2008 (in millions, except per share data):

Date Declared	Record Date	Payment Date	Amount Per Share	Total Amount
August 6, 2009	September 15, 2009	September 30, 2009	$0.35	$38.4
May 7, 2009	June 15, 2009	June 30, 2009	$0.35	$34.1
March 2, 2009	March 16, 2009	March 31, 2009	$0.42	$40.8

Total declared for the nine months ended September 30, 2009			$1.12	$113.3
August 7, 2008	September 15, 2008	September 30, 2008	$0.42	$40.8
May 8, 2008	June 16, 2008	June 30, 2008	$0.42	$40.8
February 28, 2008	March 17, 2008	March 31, 2008	$0.42	$30.5

Total declared for the nine months ended September 30, 2008			$1.26	$112.1

              During the nine months ended September 30, 2009, as part of the Company's dividend reinvestment plan for our common stockholders, we purchased 1,500,841 shares of our common stock at an average price of $6.86 in the open market in order to satisfy part of the reinvestment portion of our dividends.

14.   FINANCIAL HIGHLIGHTS

              The following is a schedule of financial highlights for the nine months ended September 30, 2009 and 2008:

	For the nine months ended
Per Share Data:	September 30, 2009	September 30, 2008
Net asset value, beginning of period(1)	$11.27	$15.47
Issuance of common stock	(0.28)	(1.19)
Effect of antidilution	(0.04)	0.14
Net investment income for period(2)	0.96	1.09
Net realized and unrealized gains for period(2)	0.38	(1.42)

Net increase (decrease) in stockholders' equity	1.34	(0.33)
Distributions from net investment income	(1.00)	(1.24)
Distributions from net realized capital gains on securities	(0.13)	(0.02)

Total distributions to stockholders	(1.13)	(1.26)

Net asset value at end of period(1)	$11.16	$12.83

Per share market value at end of period	$11.02	$10.43
Total return based on market value(3)	91.94%	(20.10)%
Total return based on net asset value(4)	12.02%	(2.25)%
Shares outstanding at end of period	109,592,728	97,152,820
Ratio/Supplemental Data:
Net assets at end of period	$1,222,591	$1,246,182
Ratio of operating expenses to average net assets(5)(6)	9.72%	8.80%
Ratio of net investment income to average net assets(5)(7)	11.49%	10.00%
Portfolio turnover rate(5)	15%	26%

(1)
The net assets used equals the total stockholders' equity on the consolidated balance sheets.

(2)
Weighted average basic per share data.

(3)
For the nine months ended September 30, 2009, the total return based on market value equals the decrease of the ending market value at September 30, 2009 of $11.02 per share over the ending market value at December 31, 2008 of $6.33 per share, plus the declared dividends of $1.12 per share for the nine months ended September 30, 2009, divided by the market value at December 31, 2008. For the nine months ended September 30, 2008, the total return based on market value equals the decrease of the ending market value at September 30, 2008 of $10.43 per share over the ending market value at December 31, 2007 of $14.63 per share, plus the declared dividends of $1.26 per share for the nine months ended September 30, 2008, divided by the market value at December 31, 2007. Total return based on market value is not annualized. The Company's shares fluctuate in value. The Company's performance changes over time and currently may be different than that shown. Past performance is no guarantee of future results.

(4)
For the nine months ended September 30, 2009, the total return based on net asset value equals the change in net asset value during the period plus the declared dividends of $1.12 per share for the nine months ended September 30, 2009, divided by the beginning net asset value during the period. For the nine months ended September 30, 2008, the total return based on net asset value equals the change in net asset value during the period plus the declared dividends of $1.26 per share for the nine months ended September 30, 2008, divided by the beginning net asset value during the period. These calculations are adjusted for shares issued in connection with the dividend reinvestment plan and the issuance of common stock in connection with any equity offerings. Total return based on net asset value is not annualized. The Company's performance changes over time and currently may be different than that shown. Past performance is no guarantee of future results.

(5)
The ratios reflect an annualized amount.

(6)
For the nine months ended September 30, 2009, the ratio of operating expenses to average net assets consisted of 2.72% of base management fees, 2.87% of incentive management fees, 2.25% of the cost of borrowing and other operating expenses of 1.88%. For the nine months ended September 30, 2008, the ratio of operating expenses to average net assets consisted of 2.40% of base management fees, 2.51% of incentive management fees, 2.81% of the cost of borrowing and other operating expenses of 1.08%. These ratios reflect annualized amounts.

(7)
The ratio of net investment income to average net assets excludes income taxes related to realized gains.

15.   SUBSEQUENT EVENTS

              On October 26, 2009, we entered into a definitive agreement to acquire Allied Capital Corporation ("Allied Capital") in an all stock transaction (the "Allied Acquisition") valued at $648 million, or approximately $3.47 per Allied Capital share as of October 23, 2009. The boards of directors of both companies have each unanimously approved the Allied Acquisition.

              Under the terms of the transaction, each Allied Capital stockholder will be entitled to receive 0.325 shares of our common stock for each share of Allied Capital common stock then owned by such stockholder. In connection with the Allied Acquisition, approximately 58.3 million shares of Ares Capital common stock (not including the effect of outstanding in-the money options) will be issued to Allied Capital's existing stockholders, thereby resulting in existing Ares Capital stockholders owning approximately 65% of the combined company and existing Allied Capital stockholders owning approximately 35% of the combined company. Consummation of the Allied Acquisition is subject to Allied Capital stockholder approval, Ares Capital stockholder approval, customary regulatory approvals, certain Ares Capital and Allied Capital lender consents and other closing conditions. The transaction is expected to close by the end of the first quarter of 2010. However, there can be no assurance that the Allied Acquisition will be consummated within this time frame, or at all.

              In a separate transaction, on October 30, 2009, we completed our acquisition of Allied Capital's interests in the Senior Secured Loan Fund LLC (the "SL Fund," formerly known as the Unitranche Fund) for $165 million in cash. The SL Fund was formed in December 2007 to invest in "unitranche" loans of middle-market companies and has approximately $3.6 billion of committed capital (approximately $350 million of which would be funded by us), approximately $900 million in aggregate principal amount of which is currently funded.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Allied Capital Corporation:

              We have audited the accompanying consolidated balance sheet of Allied Capital Corporation and subsidiaries (the Company) as of December 31, 2008 and 2007, including the consolidated statements of investments as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in net assets and cash flows, and the financial highlights (included in Note 13), for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial highlights based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included physical inspection or confirmation of securities owned as of December 31, 2008 and 2007. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Allied Capital Corporation and subsidiaries as of December 31, 2008 and 2007, and the results of their operations, their cash flows, changes in their net assets, and financial highlights for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

              The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is in default on provisions of certain credit agreements. The credit agreement defaults provide the respective lenders the right to declare immediately due and payable unpaid amounts approximating $1.1 billion at December 31, 2008. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

              As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for share based payments in 2006 due to the adoption of Financial Accounting Standards Board Interpretation No. 123 (Revised 2004), Share Based Payment. Also, as discussed in Note 2 to the consolidated financial statements, the Company modified its method of determining the fair value of portfolio investments in 2008 due to the adoption of Statement of Financial Accounting Standards No. 157, Fair Value Measurements.

Washington, D.C.
March 2, 2009

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands, except per share amounts)

	December 31,
	2008	2007
ASSETS
Portfolio at value:
Private finance
Companies more than 25% owned (cost: 2008-$2,167,020; 2007-$1,622,094)	$1,187,722	$1,279,080
Companies 5% to 25% owned (cost: 2008-$392,516; 2007-$426,908)	352,760	389,509
Companies less than 5% owned (cost: 2008-$2,317,856; 2007-$2,994,880)	1,858,581	2,990,732

Total private finance (cost: 2008-$4,877,392; 2007-$5,043,882)	3,399,063	4,659,321
Commercial real estate finance (cost: 2008-$85,503; 2007-$96,942)	93,887	121,200

Total portfolio at value (cost: 2008-$4,962,895; 2007-$5,140,824)	3,492,950	4,780,521
Accrued interest and dividends receivable	55,638	71,429
Other assets	122,909	157,864
Investments in money market and other securities	287	201,222
Cash	50,402	3,540

Total assets	$3,722,186	$5,214,576

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Notes payable (maturing or subject to acceleration within one year: 2008-$1,015,000; 2007-$153,000)	$1,895,000	$1,922,220
Revolving line of credit	50,000	367,250
Accounts payable and other liabilities	58,786	153,259

Total liabilities	2,003,786	2,442,729

Commitments and contingencies
Shareholders' equity:
Common stock, $0.0001 par value, 400,000 shares authorized; 178,692 and 158,002 shares issued and outstanding at December 31, 2008 and 2007, respectively	18	16
Additional paid-in capital	3,037,845	2,657,939
Common stock held in deferred compensation trust	—	(39,942)
Notes receivable from sale of common stock	(1,089)	(2,692)
Net unrealized appreciation (depreciation)	(1,503,089)	(379,327)
Undistributed earnings	184,715	535,853

Total shareholders' equity	1,718,400	2,771,847

Total liabilities and shareholders' equity	$3,722,186	$5,214,576

Net asset value per common share	$9.62	$17.54

The accompanying notes are an integral part of these consolidated financial statements.

ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)

	For the Years Ended December 31,
	2008	2007	2006
Interest and Related Portfolio Income:
Interest and dividends
Companies more than 25% owned	$111,188	$105,634	$102,636
Companies 5% to 25% owned	42,376	41,577	39,754
Companies less than 5% owned	303,854	270,365	244,037

Total interest and dividends	457,418	417,576	386,427

Fees and other income
Companies more than 25% owned	28,278	18,505	29,606
Companies 5% to 25% owned	2,619	810	4,447
Companies less than 5% owned	13,929	24,814	32,078

Total fees and other income	44,826	44,129	66,131

Total interest and related portfolio income	502,244	461,705	452,558

Expenses:
Interest	148,930	132,080	100,600
Employee	76,429	89,155	92,902
Employee stock options	11,781	35,233	15,599
Administrative	49,424	50,580	39,005

Total operating expenses	286,564	307,048	248,106

Net investment income before income taxes	215,680	154,657	204,452
Income tax expense, including excise tax	2,506	13,624	15,221

Net investment income	213,174	141,033	189,231

Net Realized and Unrealized Gains (Losses):
Net realized gains (losses)
Companies more than 25% owned	(131,440)	226,437	513,314
Companies 5% to 25% owned	(14,120)	(10,046)	4,467
Companies less than 5% owned	16,142	52,122	15,520

Total net realized gains (losses)	(129,418)	268,513	533,301
Net change in unrealized appreciation or depreciation	(1,123,762)	(256,243)	(477,409)

Total net gains (losses)	(1,253,180)	12,270	55,892

Net increase (decrease) in net assets resulting from operations	$(1,040,006)	$153,303	$245,123

Basic earnings (loss) per common share	$(6.01)	$1.00	$1.72

Diluted earnings (loss) per common share	$(6.01)	$0.99	$1.68

Weighted average common shares outstanding—basic	172,996	152,876	142,405

Weighted average common shares outstanding—diluted	172,996	154,687	145,599

The accompanying notes are an integral part of these consolidated financial statements.

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(in thousands, except per share amounts)

	For the Years Ended December 31,
	2008	2007	2006
Operations:
Net investment income	$213,174	$141,033	$189,231
Net realized gains (losses)	(129,418)	268,513	533,301
Net change in unrealized appreciation or depreciation	(1,123,762)	(256,243)	(477,409)

Net increase (decrease) in net assets resulting from operations	(1,040,006)	153,303	245,123

Shareholder distributions:
Common stock dividends	(456,531)	(407,317)	(354,892)
Preferred stock dividends	(10)	(10)	(10)

Net decrease in net assets resulting from shareholder distributions	(456,541)	(407,327)	(354,902)

Capital share transactions:
Sale of common stock	402,478	171,282	295,769
Issuance of common stock in lieu of cash distributions	3,751	17,095	14,996
Issuance of common stock upon the exercise of stock options	—	14,251	11,734
Cash portion of option cancellation payment	—	(52,833)	—
Stock option expense	11,906	35,810	15,835
Net decrease in notes receivable from sale of common stock	1,603	158	1,018
Purchase of common stock held in deferred compensation trust	(943)	(12,444)	(9,855)
Distribution of common stock held in deferred compensation trust	27,335	837	980
Other	(3,030)	10,471	—

Net increase in net assets resulting from capital share transactions	443,100	184,627	330,477

Total net increase (decrease) in net assets	(1,053,447)	(69,397)	220,698
Net assets at beginning of year	2,771,847	2,841,244	2,620,546

Net assets at end of year	$1,718,400	$2,771,847	$2,841,244

Net asset value per common share	$9.62	$17.54	$19.12

Common shares outstanding at end of year	178,692	158,002	148,575

The accompanying notes are an integral part of these consolidated financial statements.

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$(1,040,006)	$153,303	$245,123
Adjustments:
Portfolio investments	(1,070,092)	(1,845,973)	(2,257,828)
Principal collections related to investment repayments or sales	1,037,348	1,211,550	1,055,347
Payment-in-kind interest and dividends, net of cash collections	(53,364)	(11,997)	(4,138)
Change in accrued interest and dividends	14,860	(11,916)	(4,021)
Net collection (amortization) of discounts and fees	(13,083)	(4,101)	1,713
Net redemption of U.S. Treasury bills, money market and other securities	200,935	988	19,757
Stock option expense	11,906	35,810	15,835
Changes in other assets and liabilities	(41,481)	(12,466)	36,418
Depreciation and amortization	913	2,064	1,800
Realized gains from the receipt of notes and other consideration from sale of investments, net of collections	4,574	(17,706)	(209,049)
Realized losses	279,886	131,997	24,169
Net change in unrealized (appreciation) or depreciation	1,123,762	256,243	477,409

Net cash provided by (used in) operating activities	456,158	(112,204)	(597,465)

Cash flows from financing activities:
Sale of common stock	402,478	171,282	295,769
Sale of common stock upon the exercise of stock options	—	14,251	11,734
Collections of notes receivable from sale of common stock	1,603	158	1,018
Borrowings under notes payable	193,000	230,000	700,000
Repayments on notes payable and debentures	(218,212)	—	(203,500)
Net borrowings under (repayments on) revolving line of credit	(317,250)	159,500	116,000
Cash portion of option cancellation payment	—	(52,833)	—
Purchase of common stock held in deferred compensation trust	(943)	(12,444)	(9,855)
Payment of deferred financing costs and other financing activities	(17,182)	1,798	(6,795)
Common stock dividends and distributions paid	(452,780)	(397,645)	(336,572)
Preferred stock dividends paid	(10)	(10)	(10)

Net cash provided by (used in) financing activities	(409,296)	114,057	567,789

Net increase (decrease) in cash	46,862	1,853	(29,676)
Cash at beginning of year	3,540	1,687	31,363

Cash at end of year	$50,402	$3,540	$1,687

The accompanying notes are an integral part of these consolidated financial statements.

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INVESTMENTS

December 31, 2008

(in thousands, except number of shares)

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Companies More Than 25% Owned
AGILE Fund I, LLC(5)	Equity Interests		$694	$497
(Private Equity Fund)

	Total Investment		694	497

AllBridge Financial, LLC	Equity Interests		33,294	10,960
(Asset Management)

	Total Investment		33,294	10,960

	Standby Letter of Credit ($15,000)
Allied Capital Senior Debt Fund, L.P.(5)	Equity Interests (See Note 3)		31,800	31,800
(Private Debt Fund)

	Total Investment		31,800	31,800

Avborne, Inc.(7)	Preferred Stock (12,500 shares)		—	942
(Business Services)	Common Stock (27,500 shares)		—	—

	Total Investment		—	942

Avborne Heavy Maintenance, Inc.(7)	Common Stock (2,750 shares)		—	—
(Business Services)

	Total Investment		—	—

Aviation Properties Corporation	Common Stock (100 shares)		93	—
(Business Services)

	Total Investment		93	—

	Standby Letters of Credit ($1,000)
Border Foods, Inc.	Senior Loan (12.6%, Due 12/09–3/12)	$33,027	26,860	33,027
(Consumer Products)	Preferred Stock (100,000 shares)		12,721	11,851
	Common Stock (260,467 shares)		3,847	—

	Total Investment		43,428	44,878

Calder Capital Partners, LLC(5)	Senior Loan (10.5%, Due 5/09)(6)	4,496	4,496	953
(Asset Management)	Equity Interests		2,453	—

	Total Investment		6,949	953

Callidus Capital Corporation	Subordinated Debt
(Asset Management)	(18.0%, Due 8/13–2/14)	16,068	16,068	16,068
	Common Stock (100 shares)		—	34,377

	Total Investment		16,068	50,445

	Guaranty ($6,447)
Ciena Capital LLC	Senior Loan (5.5%, Due 3/09)(6)	319,031	319,031	104,883
(Financial Services)	Class B Equity Interests		119,436	—
	Class C Equity Interests		109,301	—

	Total Investment		547,768	104,883

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
	Guaranty ($5,000—See Note 3)
	Standby Letters of Credit ($102,600—See Note 3)
CitiPostal Inc.	Senior Loan (4.0%, Due 12/13)	$692	$681	$681
(Business Services)	Unitranche Debt (12.0%, Due 12/13)	51,758	51,548	51,548
	Subordinated Debt (16.0%, Due 12/15)	9,114	9,114	9,114
	Common Stock (37,024 shares)		12,726	8,616

	Total Investment		74,069	69,959

Coverall North America, Inc.	Unitranche Debt (12.0%, Due 7/11)	32,035	31,948	31,948
(Business Services)	Subordinated Debt (15.0%, Due 7/11)	5,563	5,549	5,549
	Common Stock (763,333 shares)		14,361	17,968

	Total Investment		51,858	55,465

CR Holding, Inc.	Subordinated Debt (16.6%,
(Consumer Products)	Due 2/13)(6)	39,307	39,193	17,360
	Common Stock (32,090,696 shares)		28,744	—

	Total Investment		67,937	17,360

Crescent Equity Corp.(8)	Senior Loan (10.0%, Due 1/09)	433	433	433
(Business Services)	Subordinated Debt (11.0%, Due 9/11–6/17)	22,312	22,247	14,283
	Subordinated Debt (11.0%, Due 1/12–9/12)(6)	10,097	10,072	4,331
	Common Stock (174 shares)		81,255	4,580

	Total Investment		114,007	23,627

	Guaranty ($900)
	Standby Letters of Credit ($200)
Direct Capital Corporation	Subordinated Debt (16.0%,
(Financial Services)	Due 3/13)(6)	55,671	55,496	13,530
	Common Stock (2,317,020 shares)		25,732	—

	Total Investment		81,228	13,530

Financial Pacific Company	Subordinated Debt (17.4%,
(Financial Services)	Due 2/12–8/12)	68,967	68,840	62,189
	Preferred Stock (9,458 shares)		8,865	—
	Common Stock (12,711 shares)		12,783	—

	Total Investment		90,488	62,189

ForeSite Towers, LLC	Equity Interest		—	889
(Tower Leasing)

	Total Investment		—	889

Global Communications, LLC	Senior Loan (10.0%, Due 9/02)(6)	1,335	1,335	1,335
(Business Services)

	Total Investment		1,335	1,335

Hot Light Brands, Inc.	Senior Loan (9.0%, Due 2/11)(6)	30,522	30,522	13,678
(Retail)	Common Stock (93,500 shares)		5,151	—

	Total Investment		35,673	13,678

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
	Standby Letter of Credit ($105)
Hot Stuff Foods, LLC	Senior Loan (4.0%, Due 2/11–2/12)	$53,597	$53,456	$42,378
(Consumer Products)	Subordinated Debt
	(12.4%, Due 8/12–2/13)(6)	83,692	83,387	—
	Common Stock (1,147,453 shares)		56,187	—

	Total Investment		193,030	42,378

Huddle House, Inc.	Subordinated Debt
(Retail)	(15.0%, Due 12/12)	57,244	57,067	57,067
	Common Stock (358,428 shares)		35,828	20,922

	Total Investment		92,895	77,989

IAT Equity, LLC and Affiliates d/b/a Industrial Air Tool	Subordinated Debt (9.0%, Due 6/14)	6,000	6,000	6,000
(Industrial Products)	Equity Interests		7,500	8,860

	Total Investment		13,500	14,860

Impact Innovations Group, LLC	Equity Interests in Affiliate		—	321
(Business Services)

	Total Investment		—	321

Insight Pharmaceuticals Corporation	Subordinated Debt (15.0%, Due 9/12)	45,827	45,738	45,827
(Consumer Products)	Subordinated Debt (19.0%, Due 9/12)(6)	16,177	16,126	17,532
	Preferred Stock (25,000 shares)		25,000	4,068
	Common Stock (620,000 shares)		6,325	—

	Total Investment		93,189	67,427

Jakel, Inc.	Subordinated Debt (15.5%,	748	748	374
(Industrial Products)	Due 3/08)(6)

	Total Investment		748	374

Knightsbridge CLO 2007-1 Ltd.(4)	Class E Notes (13.8%, Due 1/22)	18,700	18,700	14,866
(CLO)	Income Notes (14.9%)(11)		40,914	35,214

	Total Investment		59,614	50,080

Knightsbridge CLO 2008-1 Ltd.(4)	Class C Notes (9.3%, Due 6/18)	12,800	12,800	12,800
(CLO)	Class D Notes (10.3%, Due 6/18)	8,000	8,000	8,000
	Class E Notes (6.8%, Due 6/18)	13,200	10,573	10,573
	Income Notes (16.6%)(11)		21,315	21,315

	Total Investment		52,688	52,688

MHF Logistical Solutions, Inc.	Subordinated Debt (13.0%,
(Business Services)	Due 6/12–6/13)(6)	49,841	49,633	—
	Preferred Stock (10,000 shares)		—	—
	Common Stock (20,934 shares)		20,942	—

	Total Investment		70,575	—

MVL Group, Inc.	Senior Loan (12.0%, Due 6/09–7/09)	30,674	30,663	30,663
(Business Services)	Subordinated Debt (14.5%, Due 6/09–7/09)	41,074	40,994	40,994
	Subordinated Debt (3.0%, Due 6/09)(6)	144	139	86
	Common Stock (560,716 shares)		555	—

	Total Investment		72,351	71,743

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Old Orchard Brands, LLC	Subordinated Debt (18.0%, Due 7/14)	$18,951	$18,882	$18,882
(Consumer Products)	Equity Interests		16,857	27,763

	Total Investment		35,739	46,645

Penn Detroit Diesel Allison, LLC	Subordinated Debt (15.5%, Due 8/13)	37,984	37,869	37,869
(Business Services)	Equity Interests		18,873	21,100

	Total Investment		56,742	58,969

Service Champ, Inc.	Subordinated Debt (15.5%, Due 4/12)	27,050	26,984	26,984
(Business Services)	Common Stock (55,112 shares)		11,785	21,156

	Total Investment		38,769	48,140

Stag-Parkway, Inc.	Unitranche Debt (14.0%, Due 7/12)	17,975	17,920	17,962
(Business Services)	Common Stock (25,000 shares)		32,686	6,968

	Total Investment		50,606	24,930

Startec Equity, LLC	Equity Interests		211	332
(Telecommunications)

	Total Investment		211	332

Unitranche Fund LLC	Subordinated Certificates (12.0%)		125,423	125,423
(Private Debt Fund)	Equity Interests		1	1

	Total Investment		125,424	125,424

Worldwide Express Operations, LLC	Subordinated Debt (14.0%,	2,865	2,722	2,032
(Business Services)	Due 2/14)(6)
	Equity Interests		11,384	—
	Warrants		144	—

	Total Investment		14,250	2,032

Total companies more than 25% owned			$2,167,020	$1,187,722

Companies 5% to 25% Owned
10th Street, LLC	Subordinated Debt (13.0%,
(Business Services)	Due 11/14)	21,439	21,329	21,439
	Equity Interests		422	975
	Option		25	25

	Total Investment		21,776	22,439

Advantage Sales & Marketing, Inc.	Subordinated Debt (12.0%, Due 3/14)	158,617	158,132	135,000
(Business Services)	Equity Interests		—	5,000

	Total Investment		158,132	140,000

Air Medical Group Holdings LLC	Senior Loan (3.3%, Due 3/11)	3,360	3,326	3,139
(Healthcare Services)	Equity Interests		2,993	10,800

	Total Investment		6,319	13,939

Alpine ESP Holdings, Inc.	Preferred Stock (701 shares)		701	—
(Business Services)	Common Stock (11,657 shares)		13	—

	Total Investment		714	—

Amerex Group, LLC	Subordinated Debt (12.3%, Due 1/13)	8,789	8,784	8,784
(Consumer Products)	Equity Interests		3,508	9,932

	Total Investment		12,292	18,716

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
BB&T Capital Partners/Windsor	Equity Interests		$11,789	$11,063
Mezzanine Fund, LLC(5)
(Private Equity Fund)

	Total Investment		11,789	11,063

Becker Underwood, Inc.	Subordinated Debt (14.5%, Due 8/12)	$25,503	25,450	25,502
(Industrial Products)	Common Stock (4,376 shares)		5,014	2,267

	Total Investment		30,464	27,769

Drew Foam Companies, Inc.	Preferred Stock (622,555 shares)		623	512
(Business Services)	Common Stock (6,286 shares)		6	—

	Total Investment		629	512

Driven Brands, Inc.	Subordinated Debt (16.5%, Due 7/15)	84,106	83,698	83,698
(Consumer Services)	Common Stock (3,772,098 shares)		9,516	4,855

	Total Investment		93,214	88,553

Hilden America, Inc.	Common Stock (19 shares)		454	76
(Consumer Products)

	Total Investment		454	76

Lydall Transport, Ltd.	Equity Interests		432	345
(Business Services)

	Total Investment		432	345

Multi-Ad Services, Inc.	Unitranche Debt (11.3%, Due 11/11)	3,018	2,995	2,941
(Business Services)	Equity Interests		1,737	1,782

	Total Investment		4,732	4,723

Progressive International	Preferred Stock (500 shares)		500	1,125
Corporation	Common Stock (197 shares)		13	4,600
(Consumer Products)	Warrants		—	—

	Total Investment		513	5,725

Regency Healthcare Group, LLC	Unitranche Debt (11.1%, Due 6/12)	10,901	10,855	10,825
(Healthcare Services)	Equity Interests		1,302	2,050

	Total Investment		12,157	12,875

SGT India Private Limited(4)	Common Stock (150,596 shares)		4,137	—
(Business Services)

	Total Investment		4,137	—

Soteria Imaging Services, LLC	Subordinated Debt (11.3%,
(Healthcare Services)	Due 11/10)	4,250	4,167	4,054
	Equity Interests		1,881	1,971

	Total Investment		6,048	6,025

Triax Holdings, LLC	Subordinated Debt (21.0%,
(Consumer Products)	Due 2/12)(6)	10,625	10,587	—
	Equity Interests		16,528	—

	Total Investment		27,115	—

Universal Environmental Services, LLC	Equity Interests		1,599	—
(Business Services)

	Total Investment		1,599	—

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Total companies 5% to 25% owned			$392,516	$352,760

Companies Less Than 5% Owned
3SI Security Systems, Inc.	Subordinated Debt (14.6%, Due 8/13)	$29,200	$29,118	$28,170
(Consumer Products)

	Total Investment		29,118	28,170

Abraxas Corporation	Subordinated Debt (14.6%, Due 4/13)	36,822	36,662	36,170
(Business Services)

	Total Investment		36,662	36,170

Augusta Sportswear Group, Inc.	Subordinated Debt (13.0%, Due 1/15)	53,000	52,825	52,406
(Consumer Products)	Common Stock (2,500 shares)		2,500	1,400

	Total Investment		55,325	53,806

Axium Healthcare Pharmacy, Inc.	Senior Loan (14.0%, Due 12/12)	3,750	3,724	3,654
(Healthcare Services)	Unitranche Debt (14.0%, Due 12/12)	8,500	8,471	7,908
	Common Stock (22,860 shares)		2,286	100

	Total Investment		14,481	11,662

Baird Capital Partners IV Limited(5)	Limited Partnership Interest		3,636	2,978
(Private Equity Fund)

	Total Investment		3,636	2,978

BenefitMall Holdings Inc.	Subordinated Debt (18.0%, Due 6/14)	40,326	40,238	40,238
(Business Services)	Common Stock (39,274,290 shares)(12)		39,274	91,149
	Warrants(12)		—	—

	Total Investment		79,512	131,387

Broadcast Electronics, Inc.	Senior Loan (8.8%, Due 11/11)(6)	4,912	4,884	773
(Business Services)	Preferred Stock (2,044 shares)		—	—

	Total Investment		4,884	773

Bushnell, Inc.	Subordinated Debt (8.0%, Due 2/14)	41,325	40,003	35,794
(Consumer Products)

	Total Investment		40,003	35,794

Callidus Debt Partners	Class C Notes (12.9%, Due 12/13)	18,800	18,907	10,116
CDO Fund I, Ltd.(4)(10)	Class D Notes (17.0%, Due 12/13)	9,400	9,454	—
(CDO)

	Total Investment		28,361	10,116

Callidus Debt Partners	Preferred Shares (23,600,000 shares)		20,138	5,402
CLO Fund III, Ltd.(4)(10)
(CLO)

	Total Investment		20,138	5,402

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Callidus Debt Partners	Class D Notes (9.1%, Due 4/20)	$3,000	$2,045	$1,445
CLO Fund IV, Ltd.(4)(10)	Income Notes (13.2%)(11)		14,591	10,628
(CLO)

	Total Investment		16,636	12,073

Callidus Debt Partners	Income Notes (16.4%)(11)		13,388	10,331
CLO Fund V, Ltd.(4)(10)
(CLO)

	Total Investment		13,388	10,331

Callidus Debt Partners	Class D Notes (9.8%, Due 10/21)	9,000	7,144	3,929
CLO Fund VI, Ltd.(4)(10)	Income Notes (17.8%)(11)		28,314	23,090
(CLO)

	Total Investment		35,458	27,019

Callidus Debt Partners	Income Notes (11.4%)(11)		24,026	15,361
CLO Fund VII, Ltd.(4)(10)
(CLO)

	Total Investment		24,026	15,361

Callidus MAPS CLO Fund I LLC(10)	Class E Notes (7.0%, Due 12/17)	17,000	17,000	9,813
(CLO)	Income Notes (4.0%)(11)		45,053	27,678

	Total Investment		62,053	37,491

Callidus MAPS CLO Fund II, Ltd.(4)(10)	Class D Notes (8.8%, Due 7/22)	7,700	3,555	2,948
(CLO)	Income Notes (13.3%)(11)		18,393	12,626

	Total Investment		21,948	15,574

Carlisle Wide Plank Floors, Inc.	Senior Loan (6.1%, Due 6/11)	1,000	998	953
(Consumer Products)	Unitranche Debt (14.5%, Due 6/11)	3,161	3,139	3,047
	Preferred Stock (345,056 Shares)		345	82

	Total Investment		4,482	4,082

Catterton Partners VI, L.P.(5)	Limited Partnership Interest		2,812	2,356
(Private Equity Fund)

	Total Investment		2,812	2,356

Centre Capital Investors V, L.P.(5)	Limited Partnership Interest		3,049	2,344
(Private Equity Fund)

	Total Investment		3,049	2,344

CK Franchising, Inc.	Subordinated Debt (12.3%,
(Consumer Services)	Due 7/12–7/17)	21,000	20,912	20,912
	Preferred Stock (1,281,887 shares)		1,282	1,592
	Common Stock (7,585,549 shares)		7,586	10,600

	Total Investment		29,780	33,104

Commercial Credit Group, Inc.	Subordinated Debt (15.0%, Due 6/15)	19,000	18,970	18,970
(Financial Services)	Preferred Stock (64,679 shares)		15,543	9,073
	Warrants		—	—

	Total Investment		34,513	28,043

Community Education Centers, Inc.	Subordinated Debt (14.5%,
(Education Services)	Due 11/13)	35,548	35,486	34,056

	Total Investment		35,486	34,056

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Component Hardware Group, Inc.	Subordinated Debt (13.5%, Due 1/13)	$18,710	$18,654	$18,261
(Industrial Products)

	Total Investment		18,654	18,261

Cook Inlet Alternative Risk, LLC	Unitranche Debt (10.8%, Due 4/13)	90,000	89,619	82,839
(Business Services)	Equity Interests		552	—

	Total Investment		90,171	82,839

Cortec Group Fund IV, L.P.(5)	Limited Partnership Interest		4,647	3,445
(Private Equity)

	Total Investment		4,647	3,445

Diversified Mercury Communications, LLC	Senior Loan (4.5%, Due 3/13)	2,972	2,958	2,692
(Business Services)

	Total Investment		2,958	2,692

Digital VideoStream, LLC	Unitranche Debt (11.0%, Due 2/12)	14,097	14,032	14,003
(Business Services)	Convertible Subordinated Debt (10.0%, Due 2/16)	4,545	4,533	4,700

	Total Investment		18,565	18,703

DirectBuy Holdings, Inc.	Subordinated Debt (14.5%, Due 5/13)	75,909	75,609	71,703
(Consumer Products)	Equity Interests		8,000	3,200

	Total Investment		83,609	74,903

Distant Lands Trading Co.	Senior Loan (7.5%, Due 11/11)	4,825	4,800	4,501
(Consumer Products)	Unitranche Debt (12.3%, Due 11/11)	43,133	43,022	42,340
	Common Stock (3,451 shares)		3,451	984

	Total Investment		51,273	47,825

Dryden XVIII Leveraged Loan 2007 Limited(4)	Class B Notes (8.0%, Due 10/19)	9,000	7,728	4,535
(CLO)	Income Notes (16.0%)(11)		22,080	17,477

	Total Investment		29,808	22,012

Dynamic India Fund IV(4)(5)	Equity Interests		9,350	8,966
(Private Equity Fund)

	Total Investment		9,350	8,966

EarthColor, Inc.	Subordinated Debt (15.0%, Due 11/13)(6)	123,819	123,385	77,243
(Business Services)	Common Stock (63,438 shares)(12)		63,438	—
	Warrants(12)		—	—

	Total Investment		186,823	77,243

eCentury Capital Partners, L.P.(5)	Limited Partnership Interest		7,274	1,431
(Private Equity Fund)

	Total Investment		7,274	1,431

eInstruction Corporation	Subordinated Debt (12.6%, Due 7/14-1/15)	33,931	33,795	31,670
(Education Services)	Common Stock (2,406 shares)		2,500	1,700

	Total Investment		36,295	33,370

Farley's & Sathers Candy Company, Inc.	Subordinated Debt (10.1%, Due 3/11)	2,500	2,493	2,365
(Consumer Products)

	Total Investment		2,493	2,365

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
FCP-BHI Holdings, LLC d/b/a Bojangles'	Subordinated Debt (12.0%, Due 9/13)	$27,284	$27,191	$25,640
(Retail)	Equity Interests		1,029	1,700

	Total Investment		28,220	27,340

Fidus Mezzanine Capital, L.P.(5)	Limited Partnership Interest		9,597	6,754
(Private Equity Fund)

	Total Investment		9,597	6,754

Freedom Financial Network, LLC	Subordinated Debt (13.5%, Due 2/14)	13,000	12,945	12,811
(Financial Services)

	Total Investment		12,945	12,811

Geotrace Technologies, Inc.	Warrants		2,027	3,000
(Energy Services)

	Total Investment		2,027	3,000

Gilchrist & Soames, Inc.	Subordinated Debt (13.4%, Due 10/13)	25,800	25,660	24,692
(Consumer Products)

	Total Investment		25,660	24,692

Havco Wood Products LLC	Equity Interests		910	400
(Industrial Products)

	Total Investment		910	400

Higginbotham Insurance Agency, Inc.	Subordinated Debt (13.7%, Due 8/13-8/14)	53,305	53,088	53,088
(Business Services)	Common Stock (23,695 shares)(12)		23,695	27,335
	Warrant(12)		—	—

	Total Investment		76,783	80,423

The Hillman Companies, Inc.(3)	Subordinated Debt (10.0%, Due 9/11)	44,580	44,491	44,345
(Consumer Products)

	Total Investment		44,491	44,345

The Homax Group, Inc.	Senior Loan (7.2%, Due 10/12)	11,785	11,742	10,689
(Consumer Products)	Subordinated Debt (14.5%, Due 4/14)	14,000	13,371	12,859
	Preferred Stock (76 shares)		76	—
	Common Stock (24 shares)		5	—
	Warrants		954	—

	Total Investment		26,148	23,548

Ideal Snacks Corporation	Senior Loan (5.3%, Due 6/10)	1,496	1,496	1,438
(Consumer Products)

	Total Investment		1,496	1,438

Kodiak Fund LP(5)	Equity Interests		9,422	900
(Private Equity Fund)

	Total Investment		9,422	900

Market Track Holdings, LLC	Senior Loan (8.0%, Due 6/14)	2,500	2,450	2,352
(Business Services)	Subordinated Debt (15.9%, Due 6/14)	24,600	24,488	23,785

	Total Investment		26,938	26,137

NetShape Technologies, Inc.	Senior Loan (5.3%, Due 2/13)	382	382	346
(Industrial Products)

	Total Investment		382	346

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Network Hardware Resale, Inc.	Unitranche Debt (12.5%, Due 12/11)	$18,734	$18,809	$18,703
(Business Services)	Convertible Subordinated Debt (9.8%, Due 12/15)	14,533	14,585	14,585

	Total Investment		33,394	33,288

Novak Biddle Venture Partners III, L.P.(5)	Limited Partnership Interest		2,018	1,349
(Private Equity Fund)

	Total Investment		2,018	1,349

Oahu Waste Services, Inc.	Stock Appreciation Rights		206	750
(Business Services)

	Total Investment		206	750

Pangaea CLO 2007-1 Ltd.(4)	Class D Notes (9.2%, Due 10/21)	15,000	11,761	7,114
(CLO)

	Total Investment		11,761	7,114

PC Helps Support, LLC	Senior Loan (4.8%, Due 12/13)	8,610	8,520	8,587
(Business Services)	Subordinated Debt (13.3%, Due 12/13)	28,136	28,009	28,974

	Total Investment		36,529	37,561

Performant Financial Corporation	Common Stock (478,816 shares)		734	200
(Business Services)

	Total Investment		734	200

Peter Brasseler Holdings, LLC	Equity Interests		3,451	2,900
(Business Services)

	Total Investment		3,451	2,900

PharMEDium Healthcare Corporation	Senior Loan (4.3%, Due 10/13)	1,910	1,910	1,747
(Healthcare Services)

	Total Investment		1,910	1,747

Postle Aluminum Company, LLC	Unitranche Debt (13.0%, Due 10/12)(6)	58,953	58,744	9,978
(Industrial Products)	Equity Interests		2,174	—

	Total Investment		60,918	9,978

Pro Mach, Inc.	Subordinated Debt (12.5%, Due 6/12)	14,616	14,573	14,089
(Industrial Products)	Equity Interests		1,294	1,900

	Total Investment		15,867	15,989

Promo Works, LLC	Unitranche Debt (12.3%, Due 12/11)	23,111	22,954	21,266
(Business Services)

	Total Investment		22,954	21,266

Reed Group, Ltd.	Senior Loan (7.6%, Due 12/13)	12,893	12,758	11,502
(Healthcare Services)	Subordinated Debt (13.8%, Due 12/13)	18,543	18,469	16,683
	Equity Interests		1,800	300

	Total Investment		33,027	28,485

S.B. Restaurant Company	Unitranche Debt (9.8%, Due 4/11)	36,501	36,295	34,914
(Retail)	Preferred Stock (46,690 shares)		117	117
	Warrants		534	—

	Total Investment		36,946	35,031

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
	Standby Letters of Credit ($2,465)
Snow Phipps Group, L.P.(5)	Limited Partnership Interest		$4,785	$4,374
(Private Equity Fund)

	Total Investment		4,785	4,374

SPP Mezzanine Funding II, L.P.(5)	Limited Partnership Interest		9,362	9,269
(Private Equity Fund)

	Total Investment		9,362	9,269

STS Operating, Inc.	Subordinated Debt (11.0%, Due 1/13)	$30,386	30,296	29,745
(Industrial Products)

	Total Investment		30,296	29,745

Summit Energy Services, Inc.	Subordinated Debt (11.6%, Due 8/13)	35,730	35,547	32,113
(Business Services)	Common Stock (415,982 shares)		1,861	1,900

	Total Investment		37,408	34,013

Tank Intermediate Holding Corp.	Senior Loan (7.1%, Due 9/14)	30,514	29,539	25,937
(Industrial Products)

	Total Investment		29,539	25,937

Tappan Wire & Cable Inc.	Unitranche Debt (15.0%, Due 8/14)	22,346	22,248	15,625
(Business Services)	Common Stock (12,940 shares)(12)		2,043	—
	Warrant(12)		—	—

	Total Investment		24,291	15,625

The Step2 Company, LLC	Unitranche Debt (11.0%, Due 4/12)	95,083	94,816	90,474
(Consumer Products)	Equity Interests		2,156	1,161

	Total Investment		96,972	91,635

Tradesmen International, Inc.	Subordinated Debt (12.0%, Due 12/12)	40,000	39,586	37,840
(Business Services)

	Total Investment		39,586	37,840

TransAmerican Auto Parts, LLC	Subordinated Debt (16.3%, Due 11/12)(6)	24,561	24,409	—
(Consumer Products)	Equity Interests		1,034	—

	Total Investment		25,443	—

Trover Solutions, Inc.	Subordinated Debt (12.0%, Due 11/12)	60,054	59,847	57,362
(Business Services)

	Total Investment		59,847	57,362

United Road Towing, Inc.	Subordinated Debt (12.1%, Due 1/14)	20,000	19,915	20,000
(Consumer Services)

	Total Investment		19,915	20,000

Venturehouse-Cibernet Investors, LLC	Equity Interest		—	—
(Business Services)

	Total Investment		—	—

VICORP Restaurants, Inc.	Warrants		33	—
(Retail)

	Total Investment		33	—

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
WMA Equity Corporation and Affiliates	Subordinated Debt (16.8%, Due 4/13-4/14)(6)	$139,455	$138,559	$63,823
d/b/a Wear Me Apparel	Common Stock (86 shares)		39,721	—
(Consumer Products)

	Total Investment		178,280	63,823

Webster Capital II, L.P.(5)	Limited Partnership Interest		1,702	1,481
(Private Equity Fund)

	Total Investment		1,702	1,481

Woodstream Corporation	Subordinated Debt (12.0%, Due 2/15)	90,000	89,633	83,258
(Consumer Products)	Common Stock (6,960 shares)		6,961	2,500

	Total Investment		96,594	85,758

York Insurance Services Group, Inc.	Common Stock (12,939 shares)		1,294	1,700
(Business Services)

	Total Investment		1,294	1,700

Other companies	Other debt investments	155	74	72
	Other equity investments		30	8

	Total Investment		104	80

Total companies less than 5% owned			$2,317,856	$1,858,581

Total private finance (138 portfolio investments)			$4,877,392	$3,399,063

Commercial Real Estate Finance
(in thousands, except number of loans)

			December 31, 2008
			(unaudited)
	Stated Interest Rate Ranges	Number of Loans
			Cost	Value
Commercial Mortgage Loans
	Up to 6.99%	4	$30,999	$30,537
	7.00%–8.99%	1	644	580
	9.00%–10.99%	1	6,465	6,465
	11.00%–12.99%	1	10,469	9,391
	15.00% and above	2	3,970	6,529

Total commercial mortgage loans(13)			$52,547	$53,502

Real Estate Owned			$18,201	$20,823

Equity Interests(2)—Companies more than 25% owned			$14,755	$19,562
Guarantees ($6,871)
Standby Letter of Credit ($650)
Total commercial real estate finance			$85,503	$93,887

Total portfolio			$4,962,895	$3,492,950

	Yield	Cost	Value
Investments in Money Market and Other Securities
SEI Daily Income Tr Prime Obligation Money Market Fund	0.9%	$5	$5
Columbia Treasury Reserves Fund	—	12	12
Other Money Market Funds	—	270	270

Total		$287	$287

(1)
Interest rates represent the weighted average annual stated interest rate on loans and debt securities, which are presented by nature of indebtedness for a single issuer. The maturity dates represent the earliest and the latest maturity dates.

(2)
Common stock, preferred stock, warrants, options, and equity interests are generally non-income producing and restricted.

(3)
Public company.

(4)
Non-U.S. company or principal place of business outside the U.S.

(5)
Non-registered investment company.

(6)
Loan or debt security is on non-accrual status and therefore is considered non-income producing.

(7)
Avborne, Inc. and Avborne Heavy Maintenance, Inc. are affiliated companies.

(8)
Crescent Equity Corp. holds investments in Crescent Hotels & Resorts, LLC and affiliates.

(10)
The fund is managed by Callidus Capital, a portfolio company of Allied Capital.

(11)
Represents the effective interest yield earned on the cost basis of these preferred equity investments and income notes. The yield is included in interest income in the consolidated statement of operations.

(12)
Common stock is non-voting. In addition to non-voting stock ownership, the Company has an option to acquire a majority of the voting securities of the portfolio company at fair market value.

(13)
Commercial mortgage loans totaling $7.7 million at value were on non-accrual status and therefore were considered non-income producing.

The accompanying notes are an integral part of these consolidated financial statements.

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INVESTMENTS

December 31, 2007

(in thousands, except number of shares)

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Companies More Than 25% Owned
Alaris Consulting, LLC (Business Services)	Senior Loan (16.5%, Due 12/05 - 12/07)(6) Equity Interests	$27,055	$26,987 5,189	$	— —

	Total Investment		32,176		—

	Guaranty ($1,100)
AllBridge Financial, LLC (Asset Management)	Equity Interests		7,800		7,800

	Total Investment		7,800		7,800

	Standby Letter of Credit ($30,000)
Allied Capital Senior Debt Fund, L.P.(5)	Equity Interests (See Note 3)		31,800		32,811
(Private Debt Fund)

	Total Investment		31,800		32,811

Avborne, Inc.(7) (Business Services)	Preferred Stock (12,500 shares) Common Stock (27,500 shares)		611 —		1,633 —

	Total Investment		611		1,633

Avborne Heavy Maintenance, Inc.(7) (Business Services)	Preferred Stock (1,568 shares) Common Stock (2,750 shares)		2,401 —		2,557 370

	Total Investment		2,401		2,927

	Guaranty ($2,401)
Aviation Properties Corporation (Business Services)	Common Stock (100 shares)		65		—

	Total Investment		65		—

	Standby Letters of Credit ($1,000)
Border Foods, Inc. (Consumer Products)	Preferred Stock (100,000 shares) Common Stock (148,838 shares)		12,721 3,847		4,648 —

	Total Investment		16,568		4,648

Calder Capital Partners, LLC(5) (Asset Management)	Senior Loan (9.4%, Due 5/09)(6) Equity Interests	2,907	2,907 2,396		3,035 3,559

	Total Investment		5,303		6,594

Callidus Capital Corporation (Asset Management)	Subordinated Debt (18.0%, Due 10/08) Common Stock (100 shares)	6,871	6,871 2,067		6,871 44,587

	Total Investment		8,938		51,458

Ciena Capital LLC (Financial Services)	Class A Equity Interests (25.0%—See Note 3)(6) Class B Equity Interests Class C Equity Interests	99,044	99,044 119,436 109,301		68,609 — —

	Total Investment		327,781		68,609

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
	Guaranty ($258,707—See Note 3) Standby Letters of Credit ($18,000—See Note 3)
CitiPostal Inc.	Senior Loan (8.4%, Due 12/13)	$692	$679	$679
(Business Services)	Unitranche Debt (12.0%, Due 12/13)	50,852	50,597	50,597
	Subordinated Debt (16.0%, Due 12/15)	8,049	8,049	8,049
	Common Stock (37,024 shares)		12,726	12,726

	Total Investment		72,051	72,051

Coverall North America, Inc.	Unitranche Debt (12.0%, Due 7/11)	35,054	34,923	34,923
(Business Services)	Subordinated Debt (15.0%, Due 7/11)	6,000	5,979	5,979
	Common Stock (884,880 shares)		16,648	27,597

	Total Investment		57,550	68,499

CR Holding, Inc.	Subordinated Debt (16.6%, Due 2/13)	40,956	40,812	40,812
(Consumer Products)	Common Stock (37,200,551 shares)		33,321	40,934

	Total Investment		74,133	81,746

Direct Capital Corporation	Subordinated Debt (16.0%, Due 3/13)	39,184	39,030	39,030
(Financial Services)	Common Stock (2,097,234 shares)		19,250	6,906

	Total Investment		58,280	45,936

Financial Pacific Company	Subordinated Debt (17.4%, Due 2/12 -	73,031	72,850	72,850
(Financial Services)	8/12)
	Preferred Stock (10,964 shares)		10,276	19,330
	Common Stock (14,735 shares)		14,819	38,544

	Total Investment		97,945	130,724

ForeSite Towers, LLC	Equity Interest		—	878
(Tower Leasing)

	Total Investment		—	878

Global Communications, LLC	Senior Loan (10.0%, Due 9/02)(6)	1,822	1,822	1,822
(Business Services)

	Total Investment		1,822	1,822

Hot Stuff Foods, LLC	Senior Loan (8.4%, Due 2/11-2/12)	50,940	50,752	50,752
(Consumer Products)	Subordinated Debt (12.1%, Due 8/12)	30,000	29,907	29,907
	Subordinated Debt (15.4%, Due 2/13)(6)	52,373	52,150	1,337
	Common Stock (1,147,453 shares)		56,187	—

	Total Investment		188,996	81,996

Huddle House, Inc.	Subordinated Debt (15.0%, Due 12/12)	59,857	59,618	59,618
(Retail)	Common Stock (415,328 shares)		41,533	44,154

	Total Investment		101,151	103,772

Impact Innovations Group, LLC	Equity Interests in Affiliate		—	320
(Business Services)

	Total Investment		—	320

Insight Pharmaceuticals Corporation	Subordinated Debt (15.0%, Due 9/12)	44,257	44,136	45,041
(Consumer Products)	Subordinated Debt (19.0%, Due 9/12)(6)	16,181	16,130	16,796
	Preferred Stock (25,000 shares)		25,000	1,462
	Common Stock (620,000 shares)		6,325	—

	Total Investment		91,591	63,299

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Jakel, Inc.	Subordinated Debt (15.5%, Due	$1,563	$1,563	$1,563
(Industrial Products)	3/08)(6)

	Total Investment		1,563	1,563

Legacy Partners Group, Inc.	Senior Loan (14.0%, Due 5/09)(6)	3,843	3,843	3,843
(Business Services)	Equity Interests		4,261	1,332

	Total Investment		8,104	5,175

Litterer Beteiligungs-GmbH(4)	Subordinated Debt (8.0%, Due 12/08)	772	772	772
(Business Services)	Equity Interest		1,809	700

	Total Investment		2,581	1,472

MVL Group, Inc.	Senior Loan (12.0%, Due 6/09 - 7/09)	30,674	30,639	30,639
(Business Services)	Subordinated Debt (14.5%, Due 6/09 - 7/09)	40,191	39,943	39,943
	Common Stock (648,661 shares)		643	4,949

	Total Investment		71,225	75,531

Old Orchard Brands, LLC	Subordinated Debt (18.0%, Due 7/14)	19,632	19,544	19,544
(Consumer Products)	Equity Interests		18,767	25,419

	Total Investment		38,311	44,963

Penn Detroit Diesel Allison, LLC	Subordinated Debt (15.5%, Due 8/13)	39,331	39,180	39,180
(Business Services)	Equity Interests		21,128	37,965

	Total Investment		60,308	77,145

Powell Plant Farms, Inc.	Senior Loan (15.0%, Due 12/07)(6)	1,350	1,350	1,534
(Consumer Products)

	Total Investment		1,350	1,534

Service Champ, Inc.	Subordinated Debt (15.5%, Due 4/12)	28,443	28,351	28,351
(Business Services)	Common Stock (63,888 shares)		13,662	26,292

	Total Investment		42,013	54,643

Staffing Partners Holding
Company, Inc. (Business Services)	Subordinated Debt (13.5%, Due 1/07)(6)	509	509	223

	Total Investment		509	223

Startec Equity, LLC	Equity Interests		190	430
(Telecommunications)

	Total Investment		190	430

Sweet Traditions, Inc. (Retail)	Senior Loan (13.0%, Due 9/08 - 8/11)(6)	39,692	36,052	35,229
	Preferred Stock (961 shares)		950	—
	Common Stock (10,000 shares)		50	—

	Total Investment		37,052	35,229

Triview Investments, Inc.(8)	Senior Loan (10.0%, Due 12/07)	433	433	433
(Broadcasting & Cable/Business	Subordinated Debt (12.9%, Due 1/10 -	43,157	42,977	42,977
Services/Consumer Products)	6/17)
	Subordinated Debt (12.5%, Due 11/07 - 3/08)(6)	1,400	1,400	1,583
	Common Stock (202 shares)		120,638	83,453

	Total Investment		$165,448	$128,446

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
	Guaranty ($900)
	Standby Letter of Credit ($200)
Unitranche Fund LLC	Subordinated Certificates		$744	$744
(Private Debt Fund)	Equity Interests		1	1

	Total Investment		745	745

Worldwide Express Operations, LLC	Subordinated Debt (14.0%, Due 2/14)	$2,845	2,670	2,670
(Business Services)	Equity Interests		12,900	21,516
	Warrants		163	272

	Total Investment		15,733	24,458

Total companies more than 25% owned			$1,622,094	$1,279,080

Companies 5% to 25% Owned
10th Street, LLC	Subordinated Debt (13.0%, Due 12/14)	20,774	20,645	20,645
(Business Services)	Equity Interests		446	1,100

	Total Investment		21,091	21,745

Advantage Sales & Marketing, Inc.	Subordinated Debt (12.0%, Due 3/14)	155,432	154,854	154,854
(Business Services)	Equity Interests		—	10,973

	Total Investment		154,854	165,827

Air Medical Group Holdings LLC	Senior Loan (7.8%, Due 3/11)	3,030	2,980	2,980
(Healthcare Services)	Equity Interests		3,470	10,800

	Total Investment		6,450	13,780

Alpine ESP Holdings, Inc.	Preferred Stock (622 shares)		622	749
(Business Services)	Common Stock (13,513 shares)		14	262

	Total Investment		636	1,011

Amerex Group, LLC	Subordinated Debt (12.0%, Due 1/13)	8,400	8,400	8,400
(Consumer Products)	Equity Interests		3,509	13,713

	Total Investment		11,909	22,113

BB&T Capital Partners/Windsor
Mezzanine Fund, LLC(5)	Equity Interests		11,739	11,467
(Private Equity Fund)

	Total Investment		11,739	11,467

Becker Underwood, Inc.	Subordinated Debt (14.5%, Due 8/12)	24,865	24,798	24,798
(Industrial Products)	Common Stock (5,073 shares)		5,813	4,190

	Total Investment		30,611	28,988

BI Incorporated	Subordinated Debt (13.5%, Due 2/14)	30,615	30,499	30,499
(Business Services)	Common Stock (40,000 shares)		4,000	7,382

	Total Investment		34,499	37,881

Creative Group, Inc.	Subordinated Debt (14.0%, Due	15,000	13,686	6,197
(Business Services)	9/13)(6)
	Common Stock (20,000 shares)		—	—
	Warrant		1,387	—

	Total Investment		15,073	6,197

Drew Foam Companies, Inc.	Preferred Stock (722 shares)		722	396
(Business Services)	Common Stock (7,287 shares)		7	—

	Total Investment		729	396

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
MedBridge Healthcare, LLC	Senior Loan (8.0%, Due 8/09)(6)	$7,164	$7,164	$7,164
(Healthcare Services)	Subordinated Debt (10.0%, Due 8/14)(6)	5,184	5,184	2,406
	Convertible Subordinated Debt (2.0%, Due 8/14)(6)	2,970	984	—
	Equity Interests		1,416	—

	Total Investment		14,748	9,570

MHF Logistical Solutions, Inc.	Subordinated Debt (11.5%, Due	33,600	33,448	9,280
(Business Services)	6/12)(6)
	Subordinated Debt (18.0%, Due 6/13)(6)	11,211	11,154	—
	Common Stock (20,934 shares)(12)		20,942	—
	Warrants(12)		—	—

	Total Investment		65,544	9,280

Multi-Ad Services, Inc.	Unitranche Debt (11.3%, Due 11/11)	19,800	19,704	19,704
(Business Services)	Equity Interests		2,000	940

	Total Investment		21,704	20,644

Progressive International
Corporation	Subordinated Debt (16.0%, Due 12/09)	1,557	1,545	1,545
(Consumer Products)	Preferred Stock (500 shares)		500	1,038
	Common Stock (197 shares)		13	4,900
	Warrants		—	—

	Total Investment		2,058	7,483

Regency Healthcare Group, LLC	Unitranche Debt (11.1%, Due 6/12)	12,000	11,941	11,941
(Healthcare Services)	Equity Interests		1,500	1,681

	Total Investment		13,441	13,622

SGT India Private Limited(4)	Common Stock (150,596 shares)		4,098	3,075
(Business Services)

	Total Investment		4,098	3,075

Soteria Imaging Services, LLC	Subordinated Debt (12.0%, Due 11/10)	14,500	13,744	13,744
(Healthcare Services)	Equity Interests		2,170	2,686

	Total Investment		15,914	16,430

Universal Environmental Services, LLC	Equity Interests		1,810	—
(Business Services)

	Total Investment		1,810	—

Total companies 5% to 25% owned			$426,908	$389,509

Companies Less Than 5% Owned
3SI Security Systems, Inc.	Subordinated Debt (14.5%, Due 8/13)	$27,937	$27,837	$27,837
(Consumer Products)

	Total Investment		27,837	27,837

AgData, L.P.	Senior Loan (10.3%, Due 7/12)	843	815	815
(Consumer Services)

	Total Investment		815	815

Axium Healthcare Pharmacy, Inc.	Senior Loan (12.5%, Due 12/12)	2,600	2,567	2,567
(Healthcare Services)	Unitranche Debt (12.5%, Due 12/12)	8,500	8,463	8,463
	Common Stock (26,500 shares)		2,650	1,097

	Total Investment		13,680	12,127

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Baird Capital Partners IV Limited
Partnership(5)	Limited Partnership Interest		$2,234	$2,114
(Private Equity Fund)

	Total Investment		2,234	2,114

BenefitMall, Inc.	Subordinated Debt (14.9%, Due	$82,167	81,930	81,930
(Business Services)	10/13-10/14)
	Common Stock (45,528,000 shares)(12)		45,528	82,404
	Warrants(12)		—	—
	Standby Letters of Credit ($3,961)

	Total Investment		127,458	164,334

Broadcast Electronics, Inc.	Senior Loan (9.0%, Due 7/12)(6)	4,913	4,884	3,273
(Business Services)

	Total Investment		4,884	3,273

Bushnell, Inc.	Subordinated Debt (11.3%, Due 2/14)	41,325	39,821	39,821
(Consumer Products)

	Total Investment		39,821	39,821

Callidus Debt Partners
CDO Fund I, Ltd.(4)(10)	Class C Notes (12.9%, Due 12/13)	18,800	18,929	18,988
(CDO)	Class D Notes (17.0%, Due 12/13)	9,400	9,465	9,494

	Total Investment		28,394	28,482

Callidus Debt Partners
CLO Fund III, Ltd.(4)(10)	Preferred Shares (23,600,000 shares,		21,783	19,999
(CLO)	12.9%)(11)

	Total Investment		21,783	19,999

Callidus Debt Partners
CLO Fund IV, Ltd.(4)(10)	Income Notes (14.8%)(11)		12,298	11,290
(CLO)

	Total Investment		12,298	11,290

Callidus Debt Partners
CLO Fund V, Ltd.(4)(10)	Income Notes (20.3%)(11)		13,977	14,658
(CLO)

	Total Investment		13,977	14,658

Callidus Debt Partners
CLO Fund VI, Ltd.(4)(10)	Class D Notes (11.3%, Due 10/21)	5,000	4,329	4,329
(CLO)	Income Notes (19.3%)(11)		26,985	26,985

	Total Investment		31,314	31,314

Callidus Debt Partners(4)(10)
CLO Fund VII, Ltd.	Income Notes (16.6%)(11)		22,113	22,113
(CLO)

	Total Investment		22,113	22,113

Callidus MAPS CLO
Fund I LLC(10)	Class E Notes (10.4%, Due 12/17)	17,000	17,000	16,119
(CLO)	Income Notes (5.6%)(11)		49,252	36,085

	Total Investment		66,252	52,204

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Callidus MAPS CLO
Fund II, Ltd.(4)(10) (CLO)	Income Notes (14.7%)(11)		$18,753	$18,753

	Total Investment		18,753	18,753

Camden Partners Strategic
Fund II, L.P.(5)	Limited Partnership Interest		997	1,350
(Private Equity Fund)

	Total Investment		997	1,350

Carlisle Wide Plank Floors, Inc.	Senior Loan (9.8%, Due 6/11)	$500	497	497
(Consumer Products)	Unitranche Debt (10.0%, Due 6/11)	3,161	3,129	3,129
	Preferred Stock (400,000 Shares)		400	507

	Total Investment		4,026	4,133

Catterton Partners V, L.P.(5)	Limited Partnership Interest		3,624	2,952
(Private Equity Fund)

	Total Investment		3,624	2,952

Catterton Partners VI, L.P.(5)	Limited Partnership Interest		2,259	2,103
(Private Equity Fund)

	Total Investment		2,259	2,103

Centre Capital Investors IV, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		2,215	2,276

	Total Investment		2,215	2,276

Centre Capital Investors V, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		628	628

	Total Investment		628	628

CK Franchising, Inc. (Consumer Services)	Senior Loan (8.7%, Due 7/12) Subordinated Debt (12.3%, Due 7/12 - 7/17) Preferred Stock (1,486,004 shares) Common Stock (8,793,408 shares)	9,000 21,000	8,911 20,908 1,486 8,793	8,911 20,908 1,586 8,654

	Total Investment		40,098	40,059

Commercial Credit Group, Inc. (Financial Services)	Subordinated Debt (14.8%, Due 2/11) Preferred Stock (74,978 shares) Warrants	12,000	12,023 18,018 —	12,023 19,421 —

	Total Investment		30,041	31,444

Community Education Centers, Inc. (Education Services)	Subordinated Debt (13.5%, Due 11/13)	35,011	34,936	34,936

	Total Investment		34,936	34,936

Component Hardware Group, Inc. (Industrial Products)	Subordinated Debt (13.5%, Due 1/13)	18,432	18,363	18,363

	Total Investment		18,363	18,363

Cook Inlet Alternative Risk, LLC (Business Services)	Unitranche Debt (10.8%, Due 4/13) Equity Interests	95,000	94,530 640	94,530 1,696

	Total Investment		95,170	96,226

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Cortec Group Fund IV, L.P.(5) (Private Equity)	Limited Partnership Interest		$3,383	$2,922

	Total Investment		3,383	2,922

Diversified Mercury Communications, LLC (Business Services)	Senior Loan (8.5%, Due 3/13)	$233	217	217

	Total Investment		217	217

Digital VideoStream, LLC (Business Services)	Unitranche Debt (11.0%, Due 2/12) Convertible Subordinated Debt (10.0%, Due 2/16)	17,213 4,118	17,128 4,103	17,128 5,397

	Total Investment		21,231	22,525

DirectBuy Holdings, Inc. (Consumer Products)	Subordinated Debt (14.5%, Due 5/13) Equity Interests	75,000	74,631 8,000	74,631 8,000

	Total Investment		82,631	82,631

Distant Lands Trading Co. (Consumer Products)	Senior Loan (10.3%, Due 11/11) Unitranche Debt (11.0%, Due 11/11) Common Stock (4,000 shares)	10,000 42,375	9,966 42,226 4,000	9,966 42,226 2,645

	Total Investment		56,192	54,837

Driven Brands, Inc.
d/b/a Meineke and Econo Lube (Consumer Services)	Senior Loan (8.7%, Due 6/11) Subordinated Debt (12.1%, Due 6/12 - 6/13) Common Stock (11,675,331 shares)(12) Warrants(12)	37,070 83,000	36,951 82,754 29,455 —	36,951 82,754 15,977 —

	Total Investment		149,160	135,682

Dryden XVIII Leveraged Loan 2007
Limited(4) (CLO)	Subordinated Debt (9.7%, Due 10/19) Income Notes (14.2%)(11)	9,000	7,406 21,940	7,406 21,940

	Total Investment		29,346	29,346

Dynamic India Fund IV(4)(5) (Private Equity Fund)	Equity Interests		6,050	6,215

	Total Investment		6,050	6,215

EarthColor, Inc. (Business Services)	Subordinated Debt (15.0%, Due 11/13) Common Stock (73,540 shares)(12) Warrants(12)	127,000	126,463 73,540 —	126,463 62,675 —

	Total Investment		200,003	189,138

eCentury Capital Partners, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		6,899	2,176

	Total Investment		6,899	2,176

eInstruction Corporation (Education Services)	Subordinated Debt (13.5%, Due 7/14-1/15) Common Stock (2,406 shares)	47,000	46,765 2,500	46,765 2,500

	Total Investment		49,265	49,265

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Farley's & Sathers Candy
Company, Inc. (Consumer Products)	Subordinated Debt (13.7%, Due 3/11)	$18,000	$17,932	$17,932

	Total Investment		17,932	17,932

FCP-BHI Holdings, LLC
d/b/a Bojangles' (Retail)	Subordinated Debt (12.8%, Due 9/13) Equity Interests	24,000	23,887 1,000	23,887 998

	Total Investment		24,887	24,885

Fidus Mezzanine Capital, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		6,357	6,357

	Total Investment		6,357	6,357

Frozen Specialties, Inc. (Consumer Products)	Warrants		435	229

	Total Investment		435	229

Garden Ridge Corporation (Retail)	Subordinated Debt (7.0%, Due 5/12)(6)	20,500	20,500	20,500

	Total Investment		20,500	20,500

Geotrace Technologies, Inc. (Energy Services)	Subordinated Debt (10.0%, Due 6/09) Warrants	6,772	6,616 2,350	6,616 2,993

	Total Investment		8,966	9,609

Gilchrist & Soames, Inc. (Consumer Products)	Senior Loan (9.0%, Due 10/13) Subordinated Debt (13.4%, Due 10/13)	20,000 25,800	19,954 25,676	19,954 25,676

	Total Investment		45,630	45,630

Grotech Partners, VI, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		8,808	8,252

	Total Investment		8,808	8,252

Havco Wood Products LLC (Industrial Products)	Senior Loan (9.7%, Due 8/11) Unitranche Debt (11.5%, Due 8/11) Equity Interests	600 5,100	585 4,248 1,055	585 4,248 3,192

	Total Investment		5,888	8,025

Haven Eldercare of New
England, LLC (Healthcare Services)	Subordinated Debt (12.0%, Due 8/09)(6)	1,927	1,927	—

	Total Investment		1,927	—

Higginbotham Insurance
Agency, Inc. (Business Services)	Senior Loan (7.7%, Due 8/12) Subordinated Debt (13.5%, Due 8/13 - 8/14) Common Stock (23,926 shares)(12) Warrant(12)	15,033 46,356	14,942 46,136 23,926 —	14,942 46,136 23,868 —

	Total Investment		85,004	84,946

The Hillman Companies, Inc.(3) (Consumer Products)	Subordinated Debt (10.0%, Due 9/11)	44,580	44,458	44,458

	Total Investment		44,458	44,458

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
The Homax Group, Inc. (Consumer Products)	Senior Loan (8.7%, Due 10/12) Subordinated Debt (12.0%, Due 4/14) Preferred Stock (89 shares) Common Stock (28 shares) Warrants	$10,969 14,000	$10,969 13,244 89 6 1,106	$10,969 13,244 13 — 194

	Total Investment		25,414	24,420

Ideal Snacks Corporation (Consumer Products)	Senior Loan (9.0%, Due 6/10])	288	288	288

	Total Investment		288	288

Integrity Interactive Corporation (Business Services)	Unitranche Debt (10.5%, Due 2/12)	12,193	12,095	12,095

	Total Investment		12,095	12,095

International Fiber Corporation (Industrial Products)	Subordinated Debt (14.0%, Due 6/12) Preferred Stock (25,000 shares)	24,572	24,476 2,500	24,476 2,194

	Total Investment		26,976	26,670

Jones Stephens Corporation (Consumer Products)	Senior Loan (8.8%, Due 9/12)	5,537	5,525	5,525

	Total Investment		5,525	5,525

Knightsbridge CLO 2007-1 Ltd.(4) (CLO)	Subordinated Debt (14.1%, Due 1/22) Income Notes (15.2%)(11)	22,000	22,000 31,211	22,000 31,211

	Total Investment		53,211	53,211

Kodiak Fund LP(5) (Private Equity Fund	Equity Interests		9,423	2,853

	Total Investment		9,423	2,853

Line-X, Inc. (Consumer Products)	Senior Loan (12.0%, Due 8/11) Unitranche Debt (12.0% Due 8/11)	900 48,198	885 48,039	885 42,784

	Total Investment		48,924	43,669

	Standby Letter of Credit ($1,500)
MedAssets, Inc.(3) (Business Services)	Common Stock (224,817 shares)		2,049	6,652

	Total Investment		2,049	6,652

Mid-Atlantic Venture Fund IV, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		6,975	1,791

	Total Investment		6,975	1,791

Milestone AV Technologies, Inc. (Business Services)	Subordinated Debt (11.3%, Due 6/13)	37,500	37,500	36,750

	Total Investment		37,500	36,750

NetShape Technologies, Inc. (Industrial Products)	Senior Loan (8.6%, Due 2/13)	5,802	5,773	5,773

	Total Investment		5,773	5,773

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Network Hardware Resale, Inc. (Business Services)	Unitranche Debt (10.5%, Due 12/11) Convertible Subordinated Debt (9.8%, Due 12/15)	$20,512 13,242	$20,614 13,302	$20,614 15,586

	Total Investment		33,916	36,200

Norwesco, Inc. (Industrial Products)	Subordinated Debt (12.7%, Due 1/12 - 7/12) Common Stock (559,603 shares)(12) Warrants(12)	82,924	82,674 38,313 —	82,674 117,831 —

	Total Investment		120,987	200,505

Novak Biddle Venture Partners
III, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		1,910	1,256

	Total Investment		1,910	1,256

Oahu Waste Services, Inc. (Business Services)	Stock Appreciation Rights		239	998

	Total Investment		239	998

Odyssey Investment Partners Fund
III, LP(5) (Private Equity Fund)	Limited Partnership Interest		2,276	2,567

	Total Investment		2,276	2,567

Pangaea CLO 2007-1 Ltd.(4) (CLO)	Subordinated Debt (10.2%, Due 10/21)	15,000	11,570	11,570

	Total Investment		11,570	11,570

Passport Health
Communications, Inc. (Healthcare Services)	Preferred Stock (651,381 shares) Common Stock (19,680 shares)		2,000 48	2,433 7

	Total Investment		2,048	2,440

PC Helps Support, LLC (Business Services)	Senior Loan (8.9%, Due 12/13) Subordinated Debt (13.3%, Due 12/13)	20,000 30,895	20,000 30,743	20,000 30,743

	Total Investment		50,743	50,743

Pendum, Inc. (Business Services)	Subordinated Debt (17.0%, Due 1/11)(6) Preferred Stock (82,715 shares) Warrants	34,028	34,028 — —	— — —

	Total Investment		34,028	—

Performant Financial Corporation (Business Services)	Common Stock (478,816 shares)		734	—

	Total Investment		734	—

PharMEDium Healthcare
Corporation (Healthcare Services)	Senior Loan (8.6%, Due 10/13)	19,577	19,577	19,577

	Total Investment		19,577	19,577

Postle Aluminum Company, LLC (Industrial Products)	Unitranche Debt (11.0%, Due 10/12) Equity Interests	61,500	61,252 2,500	61,252 3,092

	Total Investment		63,752	64,344

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Pro Mach, Inc. (Industrial Products)	Subordinated Debt (13.0%, Due 6/12) Equity Interests	$14,562	$14,506 1,500	$14,506 1,596

	Total Investment		16,006	16,102

Promo Works, LLC (Business Services)	Unitranche Debt (10.3%, Due 12/11) Guaranty ($600)	26,215	26,006	26,006

	Total Investment		26,006	26,006

Reed Group, Ltd. (Healthcare Services)	Senior Loan (8.7%, Due 12/13) Subordinated Debt (13.8%, Due 12/13) Equity Interests	21,000 18,000	20,970 17,910 1,800	20,970 17,910 1,800

	Total Investment		40,680	40,680

S.B. Restaurant Company (Retail)	Unitranche Debt (9.8%, Due 4/11) Preferred Stock (54,125 shares) Warrants Standby Letters of Credit ($2,540)	34,001	33,733 135 619	33,733 135 2,095

	Total Investment		34,487	35,963

SBBUT, LLC (Consumer Products)	Equity Interests		—	—

	Total Investment		—	—

Service Center Metals, LLC (Industrial Products)	Subordinated Debt (15.5%, Due 9/11) Equity Interests	5,000	4,981 313	4,981 343

	Total Investment		5,294	5,324

Snow Phipps Group, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		2,288	2,288

	Total Investment		2,288	2,288

SPP Mezzanine Funding, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		2,268	1,942

	Total Investment		2,268	1,942

SPP Mezzanine Funding II, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		4,077	3,731

	Total Investment		4,077	3,731

Stag-Parkway, Inc. (Business Services)	Unitranche Debt (10.8%, Due 7/12)	51,000	50,810	50,810

	Total Investment		50,810	50,810

STS Operating, Inc. (Industrial Products)	Subordinated Debt (11.0%, Due 1/13)	30,386	30,273	30,273

	Total Investment		30,273	30,273

Summit Energy Services, Inc. (Business Services)	Senior Loan (8.5%, Due 8/13) Subordinated Debt (11.6%, Due 8/13) Common Stock (89,406 shares)	24,239 35,765	24,239 35,596 2,000	23,512 35,596 1,995

	Total Investment		61,835	61,103

Tappan Wire & Cable Inc. (Business Services)	Unitranche Debt (15.0%, Due 8/14) Common Stock (15,000 shares)(12) Warrant(12)	24,100	23,975 2,250 —	23,975 5,810 —

	Total Investment		26,225	29,785

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
The Step2 Company, LLC (Consumer Products)	Unitranche Debt (11.0%, Due 4/12) Equity Interests	$96,041	$95,693 2,483	$95,693 2,987

	Total Investment		98,176	98,680

Tradesmen International, Inc. (Business Services)	Subordinated Debt (12.0%, Due 12/12)	49,124	48,431	48,431

	Total Investment		48,431	48,431

TransAmerican Auto Parts, LLC (Consumer Products)	Subordinated Debt (14.0%, Due 11/12) Equity Interests	24,076	23,907 1,198	23,907 1,014

	Total Investment		25,105	24,921

Trover Solutions, Inc. (Business Services)	Subordinated Debt (12.0%, Due 11/12)	60,000	59,740	59,740

	Total Investment		59,740	59,740

Universal Air Filter Company (Industrial Products)	Subordinated Debt (12.0%, Due 11/12)	14,750	14,688	14,688

	Total Investment		14,688	14,688

Updata Venture Partners II, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		4,465	4,306

	Total Investment		4,465	4,306

Venturehouse-Cibernet
Investors, LLC (Business Services)	Equity Interest		—	54

	Total Investment		—	54

Venturehouse Group, LLC(5) (Private Equity Fund)	Equity Interest		—	613

	Total Investment		—	613

VICORP Restaurants, Inc. (Retail)	Warrants		33	—

	Total Investment		33	—

Walker Investment
Fund II, LLLP(5) (Private Equity Fund)	Limited Partnership Interest		1,330	—

	Total Investment		1,330	—

WMA Equity Corporation and Affiliates
d/b/a Wear Me Apparel (Consumer Products)	Subordinated Debt (13.6%, Due 4/13) Subordinated Debt (9.0%, Due 4/14)(6) Common Stock (100 shares)	125,000 13,033	124,010 13,033 46,046	124,010 13,302 13,726

	Total Investment		183,089	151,038

Webster Capital II, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		897	897

	Total Investment		897	897

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Woodstream Corporation (Consumer Products)	Subordinated Debt (12.0%, Due 2/15) Common Stock (7,500 shares)	$90,000	$89,574 7,500	$89,574 7,482

	Total Investment		97,074	97,056

York Insurance Services Group, Inc. (Business Services)	Subordinated Debt (14.5%, Due 1/14) Common Stock (15,000 shares)	45,141	44,966 1,500	44,966 1,995

	Total Investment		46,466	46,961

Other companies	Other debt investments Other equity investments	159	57 8	62 —

	Total Investment		65	62

Total companies less than 5% owned			$2,994,880	$2,990,732

Total private finance (156 portfolio investments)			$5,043,882	$4,659,321

Commercial Real Estate Finance
(in thousands, except number of loans)

			December 31, 2007
	Stated Interest Rate Ranges	Number of Loans
			Cost	Value
Commercial Mortgage Loans
	Up to 6.99%	3	$20,361	$19,842
	7.00%–8.99%	8	22,768	22,768
	9.00%–10.99%	3	8,372	8,372
	11.00%–12.99%	1	10,456	10,456
	15.00% and above	2	3,970	3,970

Total commercial mortgage loans(13)		17	$65,927	$65,408

Real Estate Owned			$15,272	$21,253

Equity Interests(2)—Companies more than 25% owned			$15,743	$34,539
Guarantees ($6,871)
Standby Letter of Credit ($1,295)
Total commercial real estate finance			$96,942	$121,200

Total portfolio			$5,140,824	$4,780,521

	Yield	Cost	Value
Investments in Money Market and Other Securities
American Beacon Money Market Select FD Fund	4.5%	$126,910	$126,910
American Beacon Money Market Fund	4.8%	40,163	40,163
SEI Daily Income Tr Prime Obligation Money Market Fund	4.9%	34,143	34,143
Columbia Money Market Reserves Fund	4.6%	6	6

Total		$201,222	$201,222

(1)
Interest rates represent the weighted average annual stated interest rate on loans and debt securities, which are presented by nature of indebtedness for a single issuer. The maturity dates represent the earliest and the latest maturity dates.

(2)
Common stock, preferred stock, warrants, options, and equity interests are generally non-income producing and restricted.

(3)
Public company.

(4)
Non-U.S. company or principal place of business outside the U.S.

(5)
Non-registered investment company.

(6)
Loan or debt security is on non-accrual status and therefore is considered non-income producing.

(7)
Avborne, Inc. and Avborne Heavy Maintenance, Inc. are affiliated companies.

(8)
Triview Investments, Inc. had a cost basis of $165.4 million and holds investments in Longview Cable & Data, LLC (Broadcasting & Cable) with a value of $7.0 million, Triax Holdings, LLC (Consumer Products) with a value of $62.0 million, and Crescent Hotels & Resorts, LLC and affiliates (Business Services) with a value of $59.4 million, for a total value of $128.4 million.

(10)
The fund is managed by Callidus Capital, a portfolio company of Allied Capital.

(11)
Represents the effective interest yield earned on the cost basis of these preferred equity investments and income notes. The yield is included in interest income from companies less than 5% owned in the consolidated statement of operations.

(12)
Common stock is non-voting. In addition to non-voting stock ownership, the Company has an option to acquire a majority of the voting securities of the portfolio company at fair market value.

(13)
Commercial mortgage loans totaling $14.3 million at value were on non-accrual status and therefore were considered non-income producing.

The accompanying notes are an integral part of these consolidated financial statements.

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Organization and Other Matters

              Allied Capital Corporation, a Maryland corporation, is a closed-end, non-diversified management investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940 ("1940 Act"). Allied Capital Corporation ("ACC") has a real estate investment trust subsidiary, Allied Capital REIT, Inc. ("Allied REIT"), and several subsidiaries that are single member limited liability companies established for specific purposes including holding real estate properties. ACC also has a subsidiary, A.C. Corporation ("AC Corp"), that generally provides diligence and structuring services, as well as transaction, management, consulting, and other services, including underwriting and arranging senior loans, to the Company, its portfolio companies and its managed funds.

              ACC and its subsidiaries, collectively, are referred to as the "Company." The Company consolidates the results of its subsidiaries for financial reporting purposes.

              Pursuant to Article 6 of Regulation S-X, the financial results of the Company's portfolio investments are not consolidated in the Company's financial statements. Portfolio investments are held for purposes of deriving investment income and future capital gains.

              The investment objective of the Company is to achieve current income and capital gains. In order to achieve this objective, the Company has primarily invested in debt and equity securities of private companies in a variety of industries.

    Events of Default, Liquidity and Operations

              The Company experienced a significant reduction in its net worth during the second half of 2008, primarily resulting from net unrealized depreciation on its portfolio, which reflects market conditions. As a result, on December 30, 2008, the Company entered into amendments relating to its private notes and revolving line of credit, including amendments which added new covenants. The amendments are more fully described in Note 4 to the consolidated financial statements.

              In January 2009 the Company re-opened discussions with the revolving line of credit lenders (the "Lenders") and the private noteholders (the "Noteholders") to seek relief under certain terms of both the revolving credit facility and the private notes due to a then-expected covenant default. It was subsequently determined that at December 31, 2008 the Company's asset coverage was less than the 200% required by the revolving credit facility and the private notes. Asset coverage generally refers to the percentage resulting from assets less accounts payable and other liabilities, divided by total debt. These discussions are continuing and the Company has expanded the discussions to encompass a more comprehensive restructuring of these debt agreements to provide long-term operational flexibility. As a result of these more comprehensive discussions, the Company has not completed the documents contemplated by the December 30, 2008 amendments to the revolving credit facility and private notes, which were to include a grant of a first lien security interest on substantially all of the Company's assets. Consequently, the administrative agent for the revolving credit facility has notified the Company that an event of default has occurred pursuant to the revolving credit facility. An event of default under the revolving credit facility constitutes an event of default under the private notes.

              Pursuant to the 1940 Act, the Company is not permitted to issue indebtedness unless immediately after such issuance the Company has asset coverage of all outstanding indebtedness of at least 200%. The Company's publicly issued unsecured notes payable require the Company to comply with this provision of the 1940 Act. At December 31, 2008, the Company's asset coverage ratio was 188%, which is less than the 200% requirement. As a result under the publicly issued unsecured notes payable, the Company will not be able to issue indebtedness until such time as its asset coverage returns to at least 200%. The Company has not experienced any default or cross default with respect to the publicly issued unsecured notes payable.

              The existence of an event of default under the revolving credit facility and private notes restricts the Company from borrowing or obtaining letters of credit under its revolving credit facility, and from declaring dividends or other distributions to the Company's shareholders. Pursuant to the terms of the revolving credit facility, during the continuance of an event of default, the applicable spread on any borrowings outstanding and fees on any letters of credit outstanding under the revolving credit facility increase by up to 200 basis points. Pursuant to the terms of the private notes, during the continuance of an event of default, the rate of interest borne by the private notes increases by 200 basis points.

              Neither the Lenders nor the Noteholders have accelerated repayment of the Company's obligations; however, the occurrence of an event of default permits the administrative agent for the Lenders, or the holders of more than 51% of the commitments under the revolving credit facility, to accelerate repayment of all amounts due, to terminate commitments thereunder, and to require the Company to provide cash collateral equal to the face amount of all outstanding letters of credit. Pursuant to the terms of the private notes, the occurrence of an event of default permits the holders of 51% or more of any issue of outstanding private notes to accelerate repayment of all amounts due thereunder.

              The Company's consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company does not have available cash resources sufficient to satisfy all of the obligations under these debt agreements should the lenders accelerate these obligations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company continues to seek a comprehensive restructuring of these debt agreements to provide long-term operational flexibility. In addition, the Company continues to sell assets to generate capital to repay debt. There can be no assurance that the Company's plans will be successful in addressing the liquidity uncertainties discussed above. In the event there is an acceleration of the amounts outstanding under the revolving credit facility or any issue of the private notes, it would cause the Company to evaluate other alternatives and would have a material adverse effect on the Company's operations. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

Note 2.   Summary of Significant Accounting Policies

    Basis of Presentation

              The consolidated financial statements include the accounts of ACC and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 2007 and 2006 balances to conform with the 2008 financial statement presentation.

              The private finance portfolio and the interest and related portfolio income and net realized gains (losses) on the private finance portfolio are presented in three categories: companies more than 25% owned, which represent portfolio companies where the Company directly or indirectly owns more than 25% of the outstanding voting securities of such portfolio company or where the Company controls the portfolio company's board of directors and, therefore, are deemed controlled by the Company under the 1940 Act; companies owned 5% to 25%, which represent portfolio companies where the Company directly or indirectly owns 5% to 25% of the outstanding voting securities of such portfolio company or where the Company holds one or more seats on the portfolio company's board of directors and, therefore, are deemed to be an affiliated person under the 1940 Act; and companies less than 5% owned which represent portfolio companies where the Company directly or indirectly owns less than 5% of the outstanding voting securities of such portfolio company and where the Company has no other affiliations with such portfolio company. The interest and related portfolio income and net realized gains (losses) from the commercial real estate finance portfolio and other sources, including investments in money market and other securities, are included in the companies less than 5% owned category on the consolidated statement of operations.

              In the ordinary course of business, the Company enters into transactions with portfolio companies that may be considered related party transactions.

              The Company, as a BDC, has invested in illiquid securities including debt and equity securities of portfolio companies, CLO bonds and preferred shares/income notes, CDO bonds and investment funds. The Company's investments may be subject to certain restrictions on resale and generally have no established trading market. The Company values substantially all of its investments at fair value as determined in good faith by the Board of Directors in accordance with the Company's valuation policy and the provisions of the Investment Company Act of 1940 and FASB Statement No. 157, Fair Value Measurements ("SFAS 157" or the "Statement"). The Company determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. The Company's valuation policy considers the fact that no ready market exists for substantially all of the securities in which it invests and that fair value for its investments must typically be determined using unobservable inputs. The Company's valuation policy is intended to provide a consistent basis for determining the fair value of the portfolio.

              The Company adopted SFAS 157 on a prospective basis in the first quarter of 2008. SFAS 157 requires the Company to assume that the portfolio investment is to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with the Statement, the Company has considered its principal market, or the market in which the Company exits its portfolio investments with the greatest volume and level of activity.

              The Company has determined that for its buyout investments, where the Company has control or could gain control through an option or warrant security, both the debt and equity securities of the portfolio investment would exit in the merger and acquisition ("M&A") market as the principal market generally through a sale or recapitalization of the portfolio company. The Company believes that the in-use premise of value (as defined in SFAS 157), which assumes the debt and equity securities are sold together, is appropriate as this would provide maximum proceeds to the seller. As a result, the Company will continue to use the enterprise value methodology to determine the fair value of these investments under SFAS 157. Enterprise value means the entire value of the company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. Enterprise value is determined using various factors, including cash flow from operations of the portfolio company, multiples at which private companies are bought and sold, and other pertinent factors, such as recent offers to purchase a portfolio company, recent transactions involving the purchase or sale of the portfolio company's equity securities, liquidation events, or other events. The Company allocates the enterprise value to these securities in order of the legal priority of the securities.

              While the Company typically exits its securities upon the sale or recapitalization of the portfolio company in the M&A market, for investments in portfolio companies where the Company does not have control or the ability to gain control through an option or warrant security, the Company cannot typically control the exit of its investment into its principal market (the M&A market). As a result, in accordance with SFAS 157, the Company is required to determine the fair value of these investments assuming a sale of the individual investment (the in-exchange premise of value) in a hypothetical market to a hypothetical market participant. The Company continues to perform an enterprise value analysis for the investments in this category to assess the credit risk of the loan or debt security and to determine the fair value of its equity investment in these portfolio companies. The determined equity values are generally discounted when the Company has a minority ownership position, restrictions on resale, specific concerns about the receptivity of the capital markets to a specific company at a certain time, or other factors, which the Company believes would lead a market participant to discount such securities. For loan and debt securities, the Company performs a yield analysis assuming a hypothetical current sale of the investment. The yield analysis requires the Company to estimate the expected repayment date of the instrument and a market participant's required yield. The Company's estimate of the expected repayment date of a loan or debt security is generally shorter than the legal maturity of the instruments as the Company's loans have historically been repaid prior to the maturity date. The yield analysis considers changes in interest rates and changes in leverage levels of the loan or debt security as compared to the Company's estimates of market interest rates and leverage levels at the balance sheet date. Assuming the credit quality of the loan or debt security remains stable, the Company will use the value determined by the yield analysis as the fair value for that security. A change in the assumptions that the Company uses to estimate the fair value of its loans and debt securities using the yield analysis could have a material impact on the determination of fair value. If there is deterioration in credit quality or a loan or debt security is in workout status, the Company may consider other factors in determining the fair value of a loan or debt security, including the value attributable to the loan or debt security from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis.

              The Company's equity investments in private debt and equity funds are generally valued at such fund's net asset value, unless other factors lead to a determination of fair value at a different amount. The value of the Company's equity securities in public companies for which quoted prices in an active market are readily available is based on the closing public market price on the measurement date.

              The fair value of the Company's CLO bonds and preferred shares/income notes and CDO bonds ("CLO/CDO Assets") is generally based on a discounted cash flow model that utilizes prepayment, re-investment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow, and comparable yields for similar bonds and preferred shares/ income notes, when available. The Company recognizes unrealized appreciation or depreciation on its CLO/CDO Assets as comparable yields in the market change and/or based on changes in estimated cash flows resulting from changes in prepayment, re-investment or loss assumptions in the underlying collateral pool, or changes in redemption assumptions for the CLO/CDO Assets, if applicable. The Company determines the fair value of its CLO/CDO Assets on an individual security-by-security basis.

              The Company will record unrealized depreciation on investments when it determines that the fair value of a security is less than its cost basis, and will record unrealized appreciation when it determines that the fair value is greater than its cost basis. Because of the inherent uncertainty of valuation, the values determined at the measurement date may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the values determined at the measurement date.

    Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

              Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the cost basis of the investment without regard to unrealized appreciation or depreciation previously recognized, and include investments charged off during the period, net of recoveries. Net change in unrealized appreciation or depreciation primarily reflects the change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized. Net change in unrealized appreciation or depreciation also reflects the change in the value of U.S. Treasury bills, when applicable, and depreciation on accrued interest and dividends receivable and other assets where collection is doubtful.

    Interest and Dividend Income

              Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. For loans and debt securities with contractual payment-in-kind interest, which represents contractual interest accrued and added to the loan balance that generally becomes due at maturity, the Company will not accrue payment-in-kind interest if the portfolio company valuation indicates that the payment-in-kind interest is not collectible. In general, interest is not accrued on loans and debt securities if the Company has doubt about interest collection or where the enterprise value of the portfolio company may not support further accrual. Loans in workout status generally do not accrue interest. In addition, interest may not accrue on loans or debt securities to portfolio companies that are more than 50% owned by the Company depending on such company's capital requirements.

              When the Company receives nominal cost warrants or free equity securities ("nominal cost equity"), the Company allocates its cost basis in its investment between its debt securities and its nominal cost equity at the time of origination. At that time, the original issue discount basis of the nominal cost equity is recorded by increasing the cost basis in the equity and decreasing the cost basis in the related debt securities. Loan origination fees, original issue discount, and market discount are capitalized and then amortized into interest income using a method that approximates the effective interest method. Upon the prepayment of a loan or debt security, any unamortized loan origination fees are recorded as interest income and any unamortized original issue discount or market discount is recorded as a realized gain.

              The weighted average yield on loans and debt securities is computed as the (a) annual stated interest on accruing loans and debt securities plus the annual amortization of loan origination fees, original issue discount, and market discount on accruing loans and debt securities less the annual amortization of loan origination costs, divided by (b) total loans and debt securities at value. The weighted average yield is computed as of the balance sheet date.

              The Company recognizes interest income on the CLO preferred shares/income notes using the effective interest method, based on the anticipated yield that is determined using the estimated cash flows over the projected life of the investment. Yields are revised when there are changes in actual or estimated cash flows due to changes in prepayments and/or re-investments, credit losses or asset pricing. Changes in estimated yield are recognized as an adjustment to the estimated yield over the remaining life of the preferred shares/income notes from the date the estimated yield was changed. CLO and CDO bonds have stated interest rates. The weighted average yield on the CLO/CDO Assets is calculated as the (a) annual stated interest or the effective interest yield on the accruing bonds or the effective yield on the preferred shares/income notes, divided by (b) CLO/CDO Assets at value. The weighted average yields are computed as of the balance sheet date.

              Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are expected to be collected and to the extent that the Company has the option to receive the dividend in cash. Dividend income on common equity securities is recorded on the record date for private companies or on the ex-dividend date for publicly traded companies.

    Fee Income

              Fee income includes fees for loan prepayment premiums, guarantees, commitments, and services rendered by the Company to portfolio companies and other third parties such as diligence, structuring, transaction services, management and consulting services, and other services. Loan prepayment premiums are recognized at the time of prepayment. Guaranty and commitment fees are generally recognized as income over the related period of the guaranty or commitment, respectively. Diligence, structuring, and transaction services fees are generally recognized as income when services are rendered or when the related transactions are completed. Management, consulting and other services fees are generally recognized as income as the services are rendered. Fees are not accrued if the Company has doubt about the collection of those fees.

    Guarantees

              Guarantees meeting the characteristics described in FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and issued or modified after December 31, 2002, are recognized at fair value at inception. Guarantees made on behalf of portfolio companies are considered in determining the fair value of the Company's investments. See Note 5.

    Financing Costs

              Debt financing costs are based on actual costs incurred in obtaining debt financing and are deferred and amortized as part of interest expense over the term of the related debt instrument using a method that approximates the effective interest method. Costs associated with the issuance of common stock are recorded as a reduction to the proceeds from the sale of common stock. Financing costs generally include underwriting, accounting and legal fees, and printing costs.

    Dividends to Shareholders

              Dividends to shareholders are recorded on the ex-dividend date.

    Stock Compensation Plans

              The Company has a stock-based employee compensation plan. See Note 9. Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R"). SFAS 123R was adopted using the modified prospective method of application, which required the Company to recognize compensation costs on a prospective basis beginning January 1, 2006. Accordingly, the Company did not restate prior year financial statements. Under this method, the unamortized cost of previously awarded options that were unvested as of January 1, 2006, is recognized over the remaining service period in the statement of operations, using the fair value amounts determined for pro forma disclosure under SFAS 123R. With respect to options granted on or after January 1, 2006, compensation cost based on estimated grant date fair value is recognized over the related service period in the consolidated statement of operations. The stock option expense for the years ended December 31, 2008, 2007 and 2006, was as follows:

($ in millions, except per share amounts)	2008	2007	2006
Employee Stock Option Expense:
Options granted:
Previously awarded, unvested options as of January 1, 2006	$3.9	$10.1	$13.2
Options granted on or after January 1, 2006	7.9	10.7	2.4

Total options granted	11.8	20.8	15.6
Options cancelled in connection with tender offer (see Note 9)	—	14.4	—

Total employee stock option expense	$11.8	$35.2	$15.6

Per basic share	$0.07	$0.23	$0.11
Per diluted share	$0.07	$0.23	$0.11

              In addition to the employee stock option expense for options granted, administrative expense included $0.1 million, $0.2 million, and $0.2 million of expense for each of the years ended December 31, 2008, 2007 and 2006, respectively, related to options granted to directors during each year. Options were granted to non-officer directors in the second quarters of 2008, 2007 and 2006. Options granted to non-officer directors vest on the grant date and therefore, the full expense is recorded on the grant date.

              Options Granted.    The stock option expense shown in the tables above were based on the underlying value of the options granted by the Company. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model and expensed over the vesting period. The following weighted average assumptions were used to calculate the fair value of options granted during the years ended December 31, 2008, 2007, and 2006:

	2008	2007	2006
Expected term (in years)	5.0	5.0	5.0
Risk-free interest rate	2.8%	4.6%	4.8%
Expected volatility	27.8%	26.4%	29.1%
Dividend yield	8.5%	8.9%	9.0%
Weighted average fair value per option	$2.18	$2.96	$3.47

              The expected term of the options granted represents the period of time that such options are expected to be outstanding. To determine the expected term of the options, the Company used historical data to estimate option exercise time frames, including considering employee terminations. The risk free rate was based on the U.S. Treasury bond yield curve at the date of grant consistent with the expected term. Expected volatilities were determined based on the historical volatility of the Company's common stock over a historical time period consistent with the expected term. The dividend yield was determined based on the Company's historical dividend yield over a historical time period consistent with the expected term.

              To determine the stock options expense for options granted, the calculated fair value of the options granted is applied to the options granted, net of assumed future option forfeitures. The Company estimates that the employee-related stock option expense for outstanding unvested options as of December 31, 2008, will be approximately $3.5 million, $3.9 million and $3.7 million for the years ended December 31, 2009, 2010 and 2011, respectively. This estimate does not include any expense related to stock option grants after December 31, 2008, as the fair value of those stock options will be determined at the time of grant. This estimate may change if the Company's assumptions related to future option forfeitures change. The aggregate total stock option expense remaining as of

December 31, 2008, is expected to be recognized over an estimated weighted-average period of 1.53 years.

              Options Cancelled in Connection with Tender Offer.    As discussed in Note 9, the Company completed a tender offer in July 2007, whereby the Company accepted for cancellation 10.3 million vested options held by employees and non-officer directors of the Company in exchange for an option cancellation payment ("OCP"). The OCP was equal to the "in-the-money" value of the stock options cancelled, determined using the Weighted Average Market Price of $31.75, and was paid one-half in cash and one-half in unregistered shares of the Company's common stock. In accordance with the terms of the tender offer, the Weighted Average Market Price represented the volume weighted average price of the Company's common stock over the fifteen trading days preceding the first day of the offer period, or June 20, 2007. Because the Weighted Average Market Price at the commencement of the tender offer on June 20, 2007, was higher than the market price of the Company's common stock at the close of the offer on July 18, 2007, SFAS 123R required the Company to record a non-cash employee-related stock option expense of $14.4 million and administrative expense related to stock options cancelled that were held by non-officer directors of $0.4 million. The same amounts were recorded as an increase to additional paid-in capital and, therefore, had no effect on the Company's net asset value. The portion of the OCP paid in cash of $52.8 million reduced the Company's additional paid-in capital and therefore reduced the Company's net asset value. For income tax purposes, the Company's tax deduction resulting from the OCP will be similar to the tax deduction that would have resulted from an exercise of stock options in the market. Any tax deduction for the Company resulting from the OCP or an exercise of stock options in the market is limited by Section 162(m) of the Internal Revenue Code ("Code").

    Federal and State Income Taxes and Excise Tax

              The Company has complied with the requirements of the Code that are applicable to regulated investment companies ("RIC") and real estate investment trusts ("REIT"). ACC and any subsidiaries that qualify as a RIC or a REIT intend to distribute or retain through a deemed distribution all of their annual taxable income to shareholders; therefore, the Company has made no provision for income taxes exclusive of excise taxes for these entities.

              If the Company does not distribute at least 98% of its annual taxable income in the year earned, the Company will generally be required to pay an excise tax equal to 4% of the amount by which 98% of the Company's annual taxable income exceeds the distributions from such taxable income during the year earned. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, the Company accrues excise taxes on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate. The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income.

              Income taxes for AC Corp are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

    Per Share Information

              Basic earnings per common share is calculated using the weighted average number of common shares outstanding for the year presented. Diluted earnings per common share reflects the potential dilution that could occur if options to issue common stock were exercised into common stock. Earnings per share is computed after subtracting dividends on preferred shares, if any.

    Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

              The consolidated financial statements include portfolio investments at value of $3.5 billion and $4.8 billion at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, 94% and 92%, respectively, of the Company's total assets represented portfolio investments whose fair values have been determined by the Board of Directors in good faith in the absence of readily available market values. Because of the inherent uncertainty of valuation, the Board of Directors' determined values may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

    Recent Accounting Pronouncements

              In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of this interpretation did not have a significant effect on the Company's consolidated financial position or its results of operations.

              In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has adopted this statement on a prospective basis beginning in the quarter ending March 31, 2008. The initial adoption of this statement did not have a material effect on the Company's consolidated financial statements.

              In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value. This statement applies to all reporting entities, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company did not elect fair value measurement for assets or liabilities other than portfolio investments, which were already required to be measured at fair value, therefore, the adoption of this statement did not impact the Company's consolidated financial position or its results of operations.

              In October 2008, the FASB issued FASB Staff Position No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. This FSP clarifies the application of Statement 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value. The Company has applied the provisions of this FSP in determining the fair value of its portfolio investments at December 31, 2008. The application of the FSP did not have a material impact on the Company's consolidated financial position or its results of operations.

Note 3.   Portfolio

    Private Finance

              At December 31, 2008 and 2007, the private finance portfolio consisted of the following:

	2008			2007
($ in millions)	Cost	Value	Yield(1)	Cost	Value	Yield(1)
Loans and debt securities:
Senior loans	$556.9	$306.3	5.6%	$374.1	$344.3	7.7%
Unitranche debt(2)	527.5	456.4	12.0%	659.2	653.9	11.5%
Subordinated debt(3)	2,300.1	1,829.1	12.9%	2,576.4	2,416.4	12.8%

Total loans and debt securities(4)	3,384.5	2,591.8	11.9%	3,609.7	3,414.6	12.1%
Equity securities:
Preferred shares/income notes of CLOs(5)	248.2	179.2	16.4%	218.3	203.0	14.6%
Subordinated certificates in Unitranche Fund LLC(5)	125.4	125.4	12.0%	0.7	0.7	12.4%
Other equity securities	1,119.3	502.7		1,215.2	1,041.0

Total equity securities	1,492.9	807.3		1,434.2	1,244.7

Total	$4,877.4	$3,399.1		$5,043.9	$4,659.3

(1)
The weighted average yield on loans and debt securities is computed as the (a) annual stated interest on accruing loans and debt securities plus the annual amortization of loan origination fees, original issue discount, and market discount on accruing loans and debt securities less the annual amortization of loan origination costs, divided by (b) total loans and debt securities at value. At December 31, 2007, the cost and value of subordinated debt included the Class A equity interests in Ciena Capital LLC, which were placed on non-accrual status during the fourth quarter of 2006. At December 31, 2008, senior loans included the senior secured loan to Ciena totaling $319.0 million at cost and $104.9 million at value, which was placed on non-accrual on the purchase date.

  The weighted average yield on the preferred shares/income notes of CLOs is calculated as the (a) effective interest yield on the preferred shares/income notes of CLOs, divided by (b) total preferred shares/income notes of CLOs at value. The weighted average yields are computed as of the balance sheet date. The effective interest yield on the CLO assets represents the yield used for recording interest income. The market yield used in the valuation of the CLO assets may be different than the interest yields.

  The weighted average yield on the subordinated certificates in the Unitranche Fund LLC is computed as the (a) annual stated interest divided by (b) total investment at value.

(2)
Unitranche debt is an investment that combines both senior and subordinated financing, generally in a first lien position.

(3)
Subordinated debt includes bonds in CLOs and in a CDO.

(4)
The total principal balance outstanding on loans and debt securities was $3,418.0 million and $3,639.6 million at December 31, 2008 and 2007, respectively. The difference between principal and cost primarily represents unamortized loan origination fees and costs, original issue discounts, and market discounts totaling $33.5 million and $29.9 million at December 31, 2008 and 2007, respectively.

(5)
Investments in the preferred shares/income notes of CLOs and the subordinated certificates in Unitranche Fund LLC earn a current return that is included in interest income in the accompanying consolidated statement of operations.

              The Company's private finance investment activity principally involves providing financing through privately negotiated debt and equity investments. The Company's private finance debt and equity investments generally are issued by private companies and generally are illiquid and may be subject to certain restrictions on resale.

              The Company's private finance debt investments generally are structured as loans and debt securities that carry a relatively high fixed rate of interest, which may be combined with equity features, such as conversion privileges, or warrants or options to purchase a portion of the portfolio company's equity at a pre-determined strike price, which generally is a nominal price for warrants or options in a private company. The annual stated interest rate is only one factor in pricing the investment relative to the Company's rights and priority in the portfolio company's capital structure, and will vary depending on many factors, including if the Company has received nominal cost equity or other components of investment return, such as loan origination fees or market discount. The stated interest rate may include some component of contractual payment-in-kind interest, which represents contractual interest accrued and added to the loan balance that generally becomes due at maturity.

              At December 31, 2008 and 2007, 85% and 86%, respectively of the private finance loans and debt securities had a fixed rate of interest and 15% and 14%, respectively, had a floating rate of interest. Senior loans may carry a fixed rate of interest or a floating rate of interest, set as a spread over prime or LIBOR, and may require payments of both principal and interest throughout the life of the loan. Senior loans generally have contractual maturities of three to six years and interest is generally paid to the Company monthly or quarterly. Unitranche debt generally carries a fixed rate of interest. Unitranche debt generally requires payments of both principal and interest throughout the life of the loan. Unitranche debt generally has contractual maturities of five to six years and interest generally is paid to the Company quarterly. Subordinated debt generally carries a fixed rate of interest generally with contractual maturities of five to ten years and generally has interest-only payments in the early years and payments of both principal and interest in the later years, although maturities and principal amortization schedules may vary. Interest on subordinated debt generally is paid to the Company quarterly.

              Equity securities primarily consist of securities issued by private companies and may be subject to certain restrictions on their resale and are generally illiquid. The Company may make equity investments for minority stakes in portfolio companies or may receive equity features, such as nominal cost warrants. The Company also may invest in the equity (preferred and/or voting or non-voting common) of a portfolio company where the Company's equity ownership may represent a significant portion of the equity, but may or may not represent a controlling interest. If the Company invests in non-voting equity in a buyout investment, the Company generally has the option to acquire a controlling stake in the voting securities of the portfolio company at fair market value. The Company may incur costs associated with making buyout investments that will be included in the cost basis of the Company's equity investment. These include costs such as legal, accounting and other professional fees associated with diligence, referral and investment banking fees, and other costs. Equity securities generally do not produce a current return, but are held with the potential for investment appreciation and ultimate gain on sale.

              Ciena Capital LLC.    Ciena Capital LLC (f/k/a Business Loan Express, LLC) ("Ciena") has provided loans to commercial real estate owners and operators. Ciena has been a participant in the Small Business Administration's 7(a) Guaranteed Loan Program and its wholly-owned subsidiary is licensed by the SBA as a Small Business Lending Company ("SBLC"). Ciena is headquartered in New York, NY.

              At December 31, 2008 and 2007, the Company's investment in Ciena was as follows:

	2008		2007
($ in millions)	Cost	Value	Cost	Value
Senior Loan	$319.0	$104.9	$—	$—
Class A Equity Interests	—	—	99.0	68.6
Class B Equity Interests(1)	119.5	—	119.5	—
Class C Equity Interests(1)	109.3	—	109.3	—

Total	$547.8	$104.9	$327.8	$68.6

(1)
At December 31, 2008 and 2007, the Company held 100% of the Class B equity interests and 94.9% of the Class C equity interests.

              At December 31, 2008 and 2007, other assets includes amounts receivable from or related to Ciena totaling $15.4 million and $5.4 million at cost and $2.1 million and $5.4 million at value, respectively. During the fourth quarter of 2008, the Company sold its Class A Equity Interests in Ciena for nominal consideration to affiliates of AllBridge Financial, LLC, and realized a loss of $98.9 million. Net change in unrealized appreciation or depreciation for the year ended December 31, 2008, included a decrease in the Company's investment in Ciena totaling $296.0 million and the reversal of unrealized depreciation of $99.0 million associated with the realized loss on the sale of the Company's Class A equity interests. Net change in unrealized appreciation or depreciation included a net decrease in the Company's investment in Ciena of $174.5 million and $142.3 million for the years ended December 31, 2007 and 2006, respectively.

              In addition, at December 31, 2008, the Company had standby letters of credit issued under the Company's line of credit of $102.6 million in connection with term securitization transactions completed by Ciena. Due to the economic environment, the term securitizations have experienced increasing defaults and the financial institution that has issued these letters of credit has experienced a ratings downgrade; therefore, some of these letters of credit may be drawn beginning in 2009. Because the Company's asset coverage ratio is currently less than 200%, an event of default has occurred under the Company's line of credit and the Company may need to fund these letter of credit draws with cash in lieu of a borrowing under the Company's line of credit. The Company has considered any funding under the letters of credit in the valuation of Ciena at December 31, 2008.

              Ciena has continued to experience significant deterioration in the value of its assets primarily as a result of an increase in borrower defaults in the current economic environment and decreasing values for financial assets. On September 30, 2008, Ciena voluntarily filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Court"). Ciena continues to operate its servicing business and manage its assets as a "debtor-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Court. Ciena believes that by filing for bankruptcy protection it will be able to proceed with an orderly sale of its assets over time in more favorable market conditions in the future and thereby maximize the value of its assets and reduce costs in order to repay its debts.

              As a result of Ciena's decision to file for bankruptcy protection, the Company's unconditional guaranty of the obligations outstanding under Ciena's revolving credit facility became due, and the Company, in lieu of paying under its guaranty, purchased the positions of the senior lenders under Ciena's revolving credit facility except for a $5 million position held by Citibank, N.A. The Company paid $325.4 million to fund the purchase, which included $319.0 million of principal, $1.4 million of interest, and $5.0 million of other payments related to the revolving credit facility and the bankruptcy. As of December 31, 2008, the senior secured loan had a cost basis of $319.0 million and a value of

$104.9 million. The Company continues to guarantee the remaining principal balance of $5 million, plus related interest, fees and expenses payable to Citibank. In connection with the Company's continuing guaranty of the amounts held by Citibank, the Company has agreed with Citibank that the amounts owing to Citibank under the Ciena revolving credit facility will be paid before any of the secured obligations of Ciena now owed to the Company.

              Total interest and related portfolio income earned from the Company's investment in Ciena for the years ended December 31, 2008, 2007, and 2006, was as follows:

($ in millions)	2008	2007	2006
Interest income on subordinated debt and Class A equity interests(1)	$—	$—	$11.9
Fees and other income	—	5.4	7.8

Total interest and related portfolio income	$—	$5.4	$19.7

(1)
Interest and dividend income from Ciena for the years ended December 31, 2006, included interest and dividend income of $5.7 million, which was paid in kind. The interest and dividends paid in kind were paid to the Company through the issuance of additional debt or equity interests.

              In the fourth quarter of 2006, the Company placed its investment in Ciena's 25% Class A equity interests on non-accrual status. As a result, there was no interest income from the Company's investment in Ciena for the years ended December 31, 2007, and 2008. In consideration for providing a guaranty on Ciena's revolving credit facility and standby letters of credit, the Company earned fees of $5.4 million and $6.1 million for the years ended December 31, 2007 and 2006, respectively, which were included in fees and other income. Ciena has not yet paid the $5.4 million in such fees earned by the Company in 2007, and at December 31, 2008, and 2007, such fees were included as a receivable in other assets with a carrying amount net of depreciation of zero and $5.4 million, respectively. The Company considered these outstanding receivables in its valuation of Ciena at December 31, 2008 and 2007. The remaining fees and other income in 2006 relate to management fees from Ciena. The Company did not accrue the fees earned from Ciena for providing the guaranty and standby letters of credit for the nine months ended September 30, 2008. Subsequent to September 30, 2008, the Company will not earn any fees from Ciena for continuing to provide the guaranty or letters of credit.

              At December 31, 2008, Ciena had two non-recourse securitization warehouse facilities, both of which have matured. In order to pay down debt under the conventional loan warehouse facility, Ciena is in the process of selling loans on behalf of the conventional loan warehouse facility providers. Ciena is also working with the providers of the SBA loan warehouse facility with regard to the repayment of that facility. The Company has issued performance guaranties whereby the Company agreed to indemnify the warehouse providers for any damages, losses, liabilities and related costs and expenses that they may incur as a result of Ciena's failure to perform any of its obligations as loan originator, loan seller or loan servicer under the warehouse securitizations.

              The Office of the Inspector General of the SBA (OIG) and the United States Secret Service are conducting ongoing investigations of allegedly fraudulently obtained SBA-guaranteed loans issued by Ciena. Specifically, on or about January 9, 2007, Ciena became aware of an indictment captioned as the United States v. Harrington, No. 2:06-CR-20662 pending in the United States District Court for the Eastern District of Michigan. The indictment alleged that a former Ciena employee in the Detroit office engaged in the fraudulent origination of loans guaranteed, in substantial part, by the SBA. The Company understands that Ciena is working cooperatively with the U.S. Attorney's Office and the investigating agencies with respect to this matter. On October 1, 2007, the former Ciena employee pled guilty to one count of conspiracy to fraudulently originate SBA-guaranteed loans and one count of making a false statement before a grand jury. The former Ciena employee was sentenced on

November 13, 2008 to ten years imprisonment and was ordered to pay restitution of $30 million to Ciena, $2.9 million to a commercial bank, and $800,000 to the SBA.

              On March 6, 2007, Ciena entered into an agreement with the SBA. According to the agreement, Ciena would remain a preferred lender in the SBA 7(a) Guaranteed Loan Program and would retain the ability to sell loans into the secondary market. As part of this agreement, Ciena immediately paid approximately $10 million to the SBA to cover amounts paid by the SBA with respect to some of the SBA-guaranteed loans that have been the subject of the charges by the U.S. Attorney's Office for the Eastern District of Michigan against Mr. Harrington. The agreement provided that, during its term, an independent third party selected by the SBA would review loans originated by Ciena before they could be sold into the secondary market and would review defaulted loans repurchased from the secondary market by Ciena before the SBA would reimburse Ciena. The March 6 agreement has expired. Ciena also entered into an escrow agreement with the SBA pursuant to which Ciena deposited $10 million with the escrow agent for any additional payments Ciena may be obligated to pay to the SBA in the future under the agreement.

              Ciena is also subject to other SBA and OIG audits, investigations, and reviews. In addition, the Office of the Inspector General of the U.S. Department of Agriculture is conducting an investigation of Ciena's lending practices under the Business and Industry Loan (B&I) program. The OIG and the U.S. Department of Justice are also conducting a civil investigation of Ciena's lending practices in various jurisdictions. The Company is unable to predict the outcome of these inquiries, and it is possible that third parties could try to seek to impose liability against the Company in connection with certain defaulted loans in Ciena's portfolio. These investigations, audits and reviews are ongoing.

              On or about January 16, 2007, Ciena and its subsidiary Business Loan Center LLC ("BLC") became aware of a lawsuit titled, United States, ex rel James R. Brickman and Greenlight Capital, Inc. v. Business Loan Express LLC f/k/a Business Loan Express, Inc.; Business Loan Center LLC f/k/a Business Loan Center, Inc.; Robert Tannenhauser; Matthew McGee; and George Harrigan, 05-CV-3147 (JEC). The complaint includes allegations arising under the False Claims Act and relating to alleged fraud in connection with SBA guarantees on shrimp vessel loans. On December 18, 2007, the United States District Court for the Northern District of Georgia dismissed all claims in this matter. The plaintiffs appealed the dismissal. Ciena's bankruptcy filing automatically stayed the appeal; however, pursuant to Ciena's request, the Court lifted the automatic stay to permit the appeal to proceed. Oral arguments took place on February 3, 2009 before the U.S. Court of Appeals for the 11th Circuit and the District Court's decision dismissing all claims by the 11th Circuit was affirmed on February 5, 2009. On February 23, 2009, the plaintiff/appellant filed a Petition for Rehearing En Banc, which is now pending.

              These investigations, audits, reviews, and litigation have had and may continue to have a material adverse impact on Ciena and, as a result, could continue to negatively affect the Company's financial results. The Company has considered Ciena's voluntary filing for bankruptcy protection, current regulatory issues, ongoing investigations, and litigation in performing the valuation of Ciena at December 31, 2008.

              Mercury Air Centers, Inc.    In April 2004, the Company completed the purchase of a majority ownership in Mercury Air Centers, Inc. ("Mercury"). At December 31, 2006, the Company's investment in Mercury totaled $84.3 million at cost and $244.2 million at value, which included unrealized appreciation of $159.9 million. In August 2007, the Company completed the sale of its majority equity interest in Mercury. For the year ended December 31, 2007, the Company realized a gain of $262.4 million, subject to post-closing adjustments. For the year ended December 31, 2008, we realized an additional gain of $6.0 million resulting from these post-closing adjustments. In addition, the Company was repaid approximately $51 million of subordinated debt outstanding to Mercury at closing.

              Mercury owned and operated fixed base operations generally under long-term leases from local airport authorities, which consisted of terminal and hangar complexes that serviced the needs of the general aviation community. Mercury was headquartered in Richmond Heights, OH.

              Total interest and related portfolio income earned from the Company's investment in Mercury for the years ended December 31, 2007, and 2006, was as follows:

($ in millions)	2007	2006
Interest income	$5.1	$9.3
Fees and other income	0.2	0.6

Total interest and related portfolio income	$5.3	$9.9

              Net change in unrealized appreciation or depreciation for the year ended December 31, 2007, included an increase in unrealized appreciation totaling $74.9 million for the first half of 2007 and the reversal of $234.8 million associated with the sale of the Company's majority equity interest in the third quarter of 2007. Net change in unrealized appreciation or depreciation for the year ended December 31, 2006, included an increase in unrealized appreciation of $106.1 million related to the Company's investment in Mercury.

              Advantage Sales and Marketing, Inc.    In June 2004, the Company completed the purchase of a majority voting ownership in Advantage Sales and Marketing, Inc. ("Advantage"). At December 31, 2005, the Company's investment in Advantage totaled $257.7 million at cost and $660.4 million at value, which included unrealized appreciation of $402.7 million. Advantage is a sales and marketing agency providing outsourced sales, merchandising, and marketing services to the consumer packaged goods industry. Advantage has offices across the United States and is headquartered in Irvine, CA.

              On March 29, 2006, the Company sold its majority equity interest in Advantage. The Company was repaid its $184 million in subordinated debt outstanding at closing. For the year ended December 31, 2006, the Company realized a gain on the sale of its equity investment of $434.4 million, subject to post-closing adjustments and excluding any earn-out amounts. The Company realized additional gains in 2008 and 2007 resulting from post-closing adjustments and an earn-out payment totaling $1.9 million and $3.4 million, respectively, subject to additional post-closing adjustments.

              As consideration for the common stock sold in the transaction, the Company received a $150 million subordinated note, with the balance of the consideration paid in cash. In addition, a portion of the Company's cash proceeds from the sale of the common stock were placed in escrow, subject to certain holdback provisions. At December 31, 2008, the amount of the escrow included in other assets in the accompanying consolidated balance sheet was approximately $23.3 million. For tax purposes, the receipt of the $150 million subordinated note as part of the Company's consideration for the common stock sold and the hold back of certain proceeds in escrow generally will allow the Company, through installment treatment, to defer the recognition of taxable income for a portion of the Company's realized gain until the note or other amounts are collected.

              Total interest and related portfolio income earned from the Company's investment in Advantage while the Company held a majority equity interest was $14.1 million (which included a prepayment premium of $5.0 million) for the year ended December 31, 2006. In addition, the Company earned structuring fees of $2.3 million on its new $150 million subordinated debt investment in Advantage upon the closing of the sale in 2006. Net change in unrealized appreciation or depreciation for the year ended December 31, 2006, included the reversal of $389.7 million of previously recorded unrealized appreciation associated with the realization of a gain on the sale of the Company's majority equity interest in Advantage.

              In connection with the sale transaction, the Company retained an equity investment in the business valued at $15 million at closing. During the fourth quarter of 2006, Advantage made a distribution on this minority equity investment, which resulted in a realized gain of $4.8 million.

              The Company's investment in Advantage at December 31, 2008, which was composed of subordinated debt and a minority equity interest, totaled $158.1 million at cost and $140.0 million at value which included unrealized depreciation of $18.1 million. This investment was included in companies 5% to 25% owned in the consolidated financial statements as the Company continues to hold a seat on Advantage's board of directors.

              Collateralized Loan Obligations ("CLOs") and Collateralized Debt Obligations ("CDOs").    At December 31, 2008 and 2007, the Company owned bonds and preferred shares/income notes in CLOs and bonds in a CDO as follows:

	2008			2007
($ in millions)	Cost	Value	Yield(1)	Cost	Value	Yield(1)
Bonds(2):
Callidus Debt Partners CDO Fund I, Ltd.	$28.4	$10.1	39.4%	$28.4	$28.5	14.0%
Callidus Debt Partners CLO Fund IV, Ltd.	2.0	1.4	26.9%	—	—
Callidus Debt Partners CLO Fund VI, Ltd.	7.1	3.9	26.1%	4.3	4.3	13.4%
Callidus MAPS CLO Fund I LLC	17.0	9.8	12.2%	17.0	16.1	11.0%
Callidus MAPS CLO Fund II LLC	3.6	3.0	30.2%	—	—
Dryden XVIII Leveraged Loan 2007 Limited	7.7	4.5	20.5%	7.4	7.4	12.7%
Knightsbridge CLO 2007-1 Ltd.(3)	18.7	14.9	17.4%	22.0	22.0	14.1%
Knightsbridge CLO 2008-1 Ltd.(3)	31.4	31.4	10.2%	—	—
Pangaea CLO 2007-1 Ltd.	11.8	7.1	25.0%	11.6	11.6	13.9%

Total bonds	127.7	86.1	18.5%	90.7	89.9	13.3%
Preferred Shares/Income Notes:
Callidus Debt Partners CLO Fund III, Ltd.	20.1	5.4	—%	21.8	20.0	14.1%
Callidus Debt Partners CLO Fund IV, Ltd.	14.6	10.6	18.1%	12.3	11.3	16.1%
Callidus Debt Partners CLO Fund V, Ltd.	13.4	10.3	21.3%	14.0	14.7	19.3%
Callidus Debt Partners CLO Fund VI, Ltd.	28.3	23.1	21.8%	27.0	27.0	19.3%
Callidus Debt Partners CLO Fund VII, Ltd.	24.0	15.4	17.9%	22.1	22.1	16.6%
Callidus MAPS CLO Fund I LLC	45.1	27.8	6.5%	49.3	36.1	7.6%
Callidus MAPS CLO Fund II, Ltd.	18.4	12.6	19.3%	18.7	18.7	14.7%
Dryden XVIII Leveraged Loan 2007 Limited	22.1	17.5	20.2%	21.9	21.9	14.2%
Knightsbridge CLO 2007-1 Ltd.(3)	40.9	35.2	17.4%	31.2	31.2	15.2%
Knightsbridge CLO 2008-1 Ltd.(3)	21.3	21.3	16.6%	—	—
Total preferred shares/income notes	248.2	179.2	16.4%	218.3	203.0	14.6%

Total	$375.9	$265.3		$309.0	$292.9

(1)
The weighted average yield is calculated as the (a) annual stated interest or the effective interest yield on the accruing bonds or the effective interest yield on the preferred shares/income notes, divided by (b) CLO and CDO assets at value. The yield on these debt and equity securities is included in interest income in the accompanying consolidated statement of operations.

The market yield used in the valuation of the CLO and CDO assets may be different than the interest yields shown above.

(2)
These securities are included in private finance subordinated debt.

(3)
These funds are managed by the Company through a wholly-owned subsidiary.

              The initial yields on the cost basis of the CLO preferred shares and income notes are based on the estimated future cash flows expected to be paid to these CLO classes from the underlying collateral assets. As each CLO preferred share or income note ages, the estimated future cash flows are updated based on the estimated performance of the underlying collateral assets, and the respective yield on the cost basis is adjusted as necessary. As future cash flows are subject to uncertainties and contingencies that are difficult to predict and are subject to future events that may alter current assumptions, no assurance can be given that the anticipated yields to maturity will be achieved.
              The bonds, preferred shares and income notes of the CLOs and CDO in which the Company has invested are junior in priority for payment of interest and principal to the more senior notes issued by the CLOs and CDO. Cash flow from the underlying collateral assets in the CLOs and CDO generally is allocated first to the senior bonds in order of priority, then any remaining cash flow generally is distributed to the preferred shareholders and income note holders. To the extent there are ratings downgrades, defaults and unrecoverable losses on the underlying collateral assets that result in reduced cash flows, the preferred shares/income notes will bear this loss first and then the subordinated bonds would bear any loss after the preferred shares/income notes. At both December 31, 2008 and 2007, the face value of the CLO and CDO assets held by the Company was subordinate to as much as 94% of the face value of the securities outstanding in these CLOs and CDO.

              At December 31, 2008 and 2007, based on information provided by the collateral managers, the underlying collateral assets of these CLO and CDO issuances, consisting primarily of senior corporate loans, were issued by 658 issuers and 671 issuers, respectively, and had principal balances as follows:

($ in millions)	2008	2007
Bonds	$268.3	$288.5
Syndicated loans	4,477.3	4,122.7
Cash(1)	89.6	104.4

Total underlying collateral assets(2)	$4,835.2	$4,515.6

(1)
Includes undrawn liability amounts.

(2)
At December 31, 2008 and 2007, the total face value of defaulted obligations was $95.0 million and $18.4 million, respectively, or approximately 2.0% and 0.4% respectively, of the total underlying collateral assets.

              Loans and Debt Securities on Non-Accrual Status.    At December 31, 2008 and 2007, private finance loans and debt securities at value not accruing interest were as follows:

($ in millions)	2008	2007
Loans and debt securities in workout status
Companies more than 25% owned	$136.8	$114.1
Companies 5% to 25% owned	—	11.7
Companies less than 5% owned	74.6	23.8
Loans and debt securities not in workout status
Companies more than 25% owned	39.3	21.4
Companies 5% to 25% owned	—	13.4
Companies less than 5% owned	77.2	13.3

Total	$327.9	$197.7

              Industry and Geographic Compositions.    The industry and geographic compositions of the private finance portfolio at value at December 31, 2008 and 2007, were as follows:

	2008	2007
Industry
Business services	36%	37%
Consumer products	24	25
CLO/CDO(1)	8	6
Financial services	6	6
Industrial products	5	10
Consumer services	5	4
Retail	5	4
Private debt funds	5	1
Healthcare services	2	3
Other	4	4

Total	100%	100%

Geographic Region(2)
Mid-Atlantic	41%	36%
Midwest	28	32
Southeast	17	17
West	13	14
Northeast	1	1

Total	100%	100%

(1)
These funds primarily invest in senior corporate loans. Certain of these funds are managed by Callidus Capital, a portfolio company of Allied Capital.

(2)
The geographic region for the private finance portfolio depicts the location of the headquarters for the Company's portfolio companies. The portfolio companies may have a number of other locations in other geographic regions.

    Commercial Real Estate Finance

              At December 31, 2008 and 2007, the commercial real estate finance portfolio consisted of the following:

	2008			2007
($ in millions)	Cost	Value	Yield(1)	Cost	Value	Yield(1)
Commercial mortgage loans	$52.5	$53.5	7.4%	$65.9	$65.4	6.8%
Real estate owned	18.2	20.8		15.3	21.3
Equity interests	14.8	19.6		15.7	34.5

Total	$85.5	$93.9		$96.9	$121.2

(1)
The weighted average yield on the commercial mortgage loans is computed as the (a) annual stated interest on accruing loans plus the annual amortization of loan origination fees, original issue discount, and market discount on accruing loans less the annual amortization of origination costs, divided by (b) total interest-bearing investments at value. The weighted average yield is computed as of the balance sheet date.

              Commercial Mortgage Loans and Equity Interests.    The commercial mortgage loan portfolio contains loans that were originated by the Company or were purchased from third-party sellers. At December 31, 2008, approximately 69% and 31% of the Company's commercial mortgage loan portfolio was composed of fixed and adjustable interest rate loans, respectively. At December 31, 2007, approximately 85% and 15% of the Company's commercial mortgage loan portfolio was composed of fixed and adjustable interest rate loans, respectively. At December 31, 2008 and 2007, loans with a value of $7.7 million and $14.3 million, respectively, were not accruing interest. Loans greater than 120 days delinquent generally do not accrue interest.

              Equity interests consist primarily of equity securities issued by privately owned companies that invest in single real estate properties. These equity interests may be subject to certain restrictions on their resale and are generally illiquid. Equity interests generally do not produce a current return, but are generally held in anticipation of investment appreciation and ultimate realized gain on sale.

              The property types and the geographic composition securing the commercial mortgage loans and equity interests at value at December 31, 2008 and 2007, were as follows:

	2008	2007
Property Type
Hospitality	52%	44%
Recreation	22	15
Office	15	21
Retail	9	18
Other	2	2

Total	100%	100%

Geographic Region
Southeast	43%	40%
West	26	20
Midwest	22	31
Northeast	9	7
Mid-Atlantic	—	2

Total	100%	100%

    Fair Value Measurements

              The Company, as a BDC, has invested in illiquid securities including debt and equity securities of portfolio companies, CLO bonds and preferred shares/income notes, CDO bonds and investment funds. The Company's investments may be subject to certain restrictions on resale and generally have no established trading market. The Company values substantially all of its investments at fair value as determined in good faith by the Board of Directors in accordance with the Company's valuation policy and the provisions of the Investment Company Act of 1940 and SFAS 157. The Company determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. The Company's valuation policy considers the fact that no ready market exists for substantially all of the securities in which it invests and that fair value for its investments must typically be determined using unobservable inputs.

              SFAS 157 establishes a fair value hierarchy that encourages the use of observable inputs, but allows for unobservable inputs when observable inputs do not exist. Inputs are classified into one of three categories:

  •
  Level 1—Quoted prices (unadjusted) in active markets for identical assets

  •
  Level 2—Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

  •
  Level 3—Unobservable inputs

              When there are multiple inputs for determining the fair value of an investment, the Company classifies the investment in total based on the lowest level input that is significant to the fair value measurement.

              Assets measured at fair value on a recurring basis by level within the fair value hierarchy at December 31, 2008, were as follows:

	Fair Value Measurement as of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
($ in millions)
Assets at Fair Value:
Portfolio
Private finance	$3,399.1	$—	$—	$3,399.1
Commercial real estate finance	93.9	—	—	93.9

Total portfolio	$3,493.0	$—	$—	$3,493.0

              The table below sets forth a summary of changes in the Company's assets measured at fair value using level 3 inputs.

	Private Finance	Commercial Real Estate Finance	Total
($ in millions)
Balance at December 31, 2007	$4,652.7	$121.2	$4,773.9
Total gains or losses:
Net realized gains (losses)(1)	(80.9)	(4.1)	(85.0)
Net change in unrealized appreciation or depreciation(2)	(1,089.2)	(15.9)	(1,105.1)
Purchases, issuances, repayments and exits, net(3)	(83.5)	(7.3)	(90.8)
Transfers in and/or out of level 3	—	—	—

Balance at December 31, 2008	$3,399.1	$93.9	$3,493.0

Net unrealized appreciation (depreciation) during the period relating to assets still held at the reporting date(2)	$(1,202.1)	$(20.8)	$(1,222.9)

(1)
Includes net realized gains (losses) (recorded as realized gains or losses in the accompanying consolidated statement of operations) and amortization of discounts and closing points (recorded as interest income in the accompanying consolidated statement of operations).

(2)
Included in change in net unrealized appreciation or depreciation in the accompanying consolidated statement of operations. Net change in unrealized appreciation or depreciation includes net unrealized appreciation (depreciation) resulting from changes in portfolio investment values during the reporting period and the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

(3)
Includes interest and dividend income reinvested through the receipt of a debt or equity security (payment-in-kind income) (recorded as interest and dividend income in the accompanying consolidated statement of operations).

    Managed Funds

              In addition to managing its own assets, the Company manages certain funds that also invest in the debt and equity securities of primarily private middle market companies in a variety of industries. At December 31, 2008, the Company had five separate funds under its management (together, the "Managed Funds") for which the Company may earn management or other fees for the Company's services. The Company may invest in the equity of these funds, along with other third parties, from which the Company may earn a current return and/or a future incentive allocation.

              At December 31, 2008, the funds that the Company manages had total assets of approximately $2.1 billion. The Company's responsibilities to the Managed Funds may include investment origination, underwriting, and portfolio monitoring services. Each of the Managed Funds may separately invest in the debt or equity of companies in the Company's portfolio, and these investments may be senior, pari passu or junior to the debt and equity investments held by the Company. The Company may or may not participate in investments made by the Managed Funds. In December 2008, the Company agreed to purchase the management contracts of three additional funds for approximately $10 million plus an earnout not to exceed $1.5 million, and certain transaction costs. The aggregate assets held by these funds total approximately $1.2 billion. The Company expects to begin managing these funds in early 2009.

              The Company accounts for the sale of securities to funds with which it has continuing involvement as sales pursuant to SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125, when the securities have been legally isolated from the Company, the Company has no ability to restrict or constrain the ability of the funds to pledge or exchange the transferred securities, and the Company does not have either the entitlement and the obligation to repurchase the securities or the ability to unilaterally cause the fund to put the securities back to the Company.

              Unitranche Fund LLC.    In December 2007, the Company formed the Unitranche Fund LLC ("Unitranche Fund"), which the Company co-manages with an affiliate of General Electric Capital Corporation ("GE"). At December 31, 2008, the Unitranche Fund had total assets of $789.8 million, and the Company's investment in the Unitranche Fund totaled $125.4 million at cost and at value.

              The Unitranche Fund is a private fund that generally focuses on making first lien unitranche loans to middle market companies with Earnings before Interest, Taxes, Depreciation, and Amortization of at least $15 million. The Unitranche Fund may invest up to $270 million for a single borrower. For financing needs greater than $270 million, the Company and GE may jointly underwrite additional financing for a total unitranche financing of up to $500 million. Allied Capital, GE and the Unitranche Fund may co-invest in a single borrower, with the Unitranche Fund holding at least a majority of the issuance. The Company may hold the portion of a unitranche loan underwritten by the Company. GE has committed $3.075 billion to the Unitranche Fund consisting of $3.0 billion of senior notes and $0.075 billion of subordinated certificates, and the Company has committed $525.0 million of subordinated certificates. The Unitranche Fund is capitalized as transactions are completed. Investments made by the Unitranche Fund must be approved by the investment committee of the Unitranche Fund, which includes a representative from the Company and GE. Therefore, the Company's commitment to the Unitranche Fund cannot be drawn without the Company's approval. The level of investments made by the Unitranche Fund will be dependent on market conditions, the Unitranche Fund's ability to identify attractive investment opportunities, and the Company's ability to fund its commitment to the Unitranche Fund. The Company earns a management and sourcing fee totaling 0.375% per annum of managed assets. In addition to the management and sourcing fee, the Company earns structuring fees on investments made by the Unitranche Fund.

              Allied Capital Senior Debt Fund, L.P.    The Company is a special limited partner in the Allied Capital Senior Debt Fund, L.P. ("ACSDF"), a private fund that generally invests in senior, unitranche and second lien debt. The Company has committed and funded $31.8 million to ACSDF, which is a portfolio company. At December 31, 2008, the Company's investment in ACSDF totaled $31.8 million at cost and at value, and ACSDF had total assets of $412.9 million. As a special limited partner, the Company may earn an incentive allocation to the extent of 20% of the annual net income of ACSDF, subject to certain performance benchmarks. There can be no assurance that this incentive allocation will be earned, particularly given the current economic environment. The value of the Company's investment in ACSDF is based on the net asset value of ACSDF, which reflects the capital invested plus the Company's allocation of the net earnings of ACSDF, including the incentive allocation.

              AC Corp is the investment manager to ACSDF. Callidus Capital Corporation, a portfolio investment controlled by the Company, acts as special manager to ACSDF. A subsidiary of the Company is the general partner of ACSDF, and AC Corp serves as collateral manager to a warehouse financing vehicle associated with ACSDF. AC Corp will earn a management fee of up to 2% per annum of the net asset value of ACSDF and will pay Callidus 25% of that management fee to compensate Callidus for its role as special manager.

              The Company may offer to sell loans to ACSDF or the warehouse financing vehicle. ACSDF or the warehouse financing vehicle may purchase loans from the Company. In connection with ACSDF's formation in June 2007 and during the second half of 2007, the Company sold $224.2 million of seasoned assets with a weighted average yield of 10.0% to a warehouse financing vehicle associated with ACSDF. During the year ended December 31, 2008, the Company sold $72.3 million of seasoned assets with a weighted average yield of 9.2% to the warehouse financing vehicle. ACSDF has also purchased loans from other third parties. Due to the lack of liquidity in the securitization markets, ACSDF is not currently purchasing loans and at December 31, 2008, the ACSDF warehouse financing vehicle had completed its reinvestment period and any investment repayments are used to repay outstanding balances under the warehouse facility.

              Knightsbridge CLO 2007-1 Ltd.    On March 31, 2008, the Company, through a wholly-owned subsidiary, assumed the management of Knightsbridge CLO 2007-1 Ltd. ("Knightsbridge 2007"), which invests primarily in middle market senior loans.

              At December 31, 2008, Knightsbridge 2007 had total assets of $500.6 million and the Company's investment in this CLO totaled $59.6 million at cost and $50.1 million at value. The Company earns a management fee of up to 0.6% per annum of the assets of Knightsbridge 2007, up to 7.5% of which is paid to an unaffiliated third party in its capacity as special equity holder. In addition, Callidus assists the Company in the management of Knightsbridge 2007 and the Company pays Callidus a fee for this assistance.

              The Company may offer to sell loans to Knightsbridge 2007 and Knightsbridge 2007 may purchase loans from the Company or from other third parties. During the year ended December 31, 2008, the Company sold loans totaling $95.4 million with a weighted average yield of 8.5% to Knightsbridge 2007.

              Knightsbridge CLO 2008-1 Ltd.    In June 2008, the Company formed Knightsbridge 2008-1 Ltd. ("Knightsbridge 2008"). Upon its formation, Knightsbridge 2008 completed its initial purchase of assets from a third party. The Company manages Knightsbridge 2008 through a wholly-owned subsidiary. Knightsbridge 2008 invests primarily in middle market senior loans.

              At December 31, 2008, Knightsbridge 2008 had total assets of $304.8 million and the Company's investment in this CLO totaled $52.7 million at cost and at value. The Company earns a management fee of up to 0.6% per annum of the assets of Knightsbridge 2008, up to 10% of which is paid to an unaffiliated third party in its capacity as special equity holder. In addition, Callidus assists the Company in the management of Knightsbridge 2008 and the Company pays Callidus a fee for this assistance.

              The Company may offer to sell loans to Knightsbridge 2008 and Knightsbridge 2008 may purchase loans from the Company or from other third parties. During the year ended December 31, 2008, the Company sold loans totaling $48.6 million with a weighted average yield of 9.3% to Knightsbridge 2008.

              AGILE Fund I, LLC.    In January 2008, the Company entered into an investment agreement with the Goldman Sachs Private Equity Group, part of Goldman Sachs Asset Management ("Goldman Sachs"). As part of the investment agreement, the Company agreed to sell a pro-rata strip of private equity and debt investments to AGILE Fund I, LLC ("AGILE"), a private fund in which a fund managed by Goldman Sachs owns substantially all of the interests, for a total transaction value of $167 million. The sales of the assets closed in the first quarter of 2008.

              The sale to AGILE included 13.7% of the Company's equity investments in 23 of its buyout portfolio companies and 36 of its minority equity portfolio companies for a total purchase price of $104 million which resulted in a net realized gain of $8.3 million (subsequent to post-closing adjustments) and dividend income of $6.4 million. In addition, the Company sold approximately $63 million in debt investments, which represented 7.3% of its unitranche, second lien and subordinated debt investments in the buyout investments included in the equity sale. AGILE generally has the right to co-invest in its proportional share of any future follow-on investment opportunities presented by the companies in its portfolio.

              The Company is the managing member of AGILE, and will be entitled to an incentive allocation subject to certain performance benchmarks. There can be no assurance that this incentive allocation will be earned, particularly given the current economic environment. The Company owns the remaining interests in AGILE not held by Goldman Sachs. At December 31, 2008, AGILE had total assets of $99.3 million and the Company's investment in AGILE totaled $0.7 million at cost and $0.5 million at value.

              As part of this transaction, the Company also sold ten venture capital and private equity limited partnership investments for approximately $28 million to a fund managed by Goldman Sachs, which will assume the $5.3 million of unfunded commitments related to these limited partnership investments. The sales of these limited partnership investments closed in the first half of 2008 and resulted in a net loss of $7.0 million (subsequent to post-closing adjustments) for the year ended December 31, 2008.

Note 4.   Debt

              At December 31, 2008 and 2007, the Company had the following debt:

	2008				2007
($ in millions)	Facility Amount	Amount Drawn	Annual Interest Cost(1)		Facility Amount	Amount Drawn	Annual Interest Cost(1)
Notes payable:
Privately issued unsecured notes payable	$1,015.0	$1,015.0	7.8%		$1,042.2	$1,042.2	6.1%
Publicly issued unsecured notes payable	880.0	880.0	6.7%		880.0	880.0	6.7%

Total notes payable and debentures	1,895.0	1,895.0	7.3%		1,922.2	1,922.2	6.4%
Revolving line of credit(4)	632.5	50.0	4.3	%(2)	922.5	367.3	5.9	%(2)

Total debt	$2,527.5	$1,945.0	7.7	%(3)	$2,844.7	$2,289.5	6.5	%(3)

(1)
The weighted average annual interest cost is computed as the (a) annual stated interest on the debt plus the annual amortization of commitment fees, other facility fees and amortization of debt financing costs that are recognized into interest expense over the contractual life of the respective borrowings, divided by (b) debt outstanding on the balance sheet date.

(2)
The annual interest cost reflects the interest rate payable for borrowings under the revolving line of credit. In addition to the current interest payable, there were annual costs of commitment fees, other facility fees and amortization of debt financing costs of $8.5 million and $3.7 million at December 31, 2008 and 2007, respectively.

(3)
The annual interest cost for total debt includes the annual cost of commitment fees, other facility fees and amortization of debt financing costs on the revolving line of credit regardless of the amount outstanding on the facility as of the balance sheet date. The annual interest cost reflects the facilities in place on the balance sheet date.

(4)
At December 31, 2008, $460.2 million remained unused on the revolving line of credit, net of amounts committed for standby letters of credit of $122.3 million issued under the credit facility.

    Notes Payable and Debentures

              Revolving Line of Credit.    The Company has a three-year unsecured revolving line of credit with total commitments of $632.5 million that expires on April 11, 2011 (the "Revolving Line of Credit"). At December 31, 2007, the Company had an unsecured Revolving Line of Credit with a committed amount of $922.5 million that was scheduled to expire on September 30, 2008. At December 31, 2008, there was $50.0 million outstanding under the Company's Revolving Line of Credit and the amount available under the Revolving Line of Credit was $460.2 million, net of amounts committed for standby letters of credit of $122.3 million issued under the credit facility.

              Borrowings under the Revolving Line of Credit generally bear interest at a rate per annum equal to (i) LIBOR (for the period selected by the Company) plus 3.00% or (ii) the higher of (a) the Federal Funds rate plus 1.50% or (b) the Bank of America N.A. prime rate plus 1.00%. The Revolving Line of Credit requires the payment of an annual commitment fee equal to 0.50% of the committed amount (whether used or unused). The Revolving Line of Credit generally requires payments of interest at the end of each LIBOR interest period, but no less frequently than quarterly, on LIBOR-based loans, and monthly payments of interest on other loans. All principal is due upon maturity.

              The Revolving Line of Credit provides for a swingline sub-facility. The swingline sub-facility bears interest at the Bank of America N.A. cost of funds plus 2.00%. The Revolving Line of Credit also provides for a sub-facility for the issuance of letters of credit for up to an aggregate amount of $175 million. The letter of credit fee is 3.00% per annum on letters of credit issued, which is payable quarterly. Events of default have increased the interest rate and fees on letters of credit by up to 2.00% during the continuance of such events of default. See Note 1.

              Privately Issued Unsecured Notes Payable.    The Company has privately issued notes (the "Private Notes") to institutional investors, primarily insurance companies. The Private Notes have five- or seven-year maturities and stated fixed rates of interest ranging from 6.53% to 9.14% at December 31, 2008. Events of default have occurred which has increased these interest rates by 2.00% during the continuance of such events of default. See Note 1. The Private Notes generally require payment of interest only semi-annually, and all principal is due upon maturity. At December 31, 2008, the Private Notes had maturities from November 2009 to June 2015. The Private Notes may be prepaid in whole or in part, together with an interest premium, if any, as stipulated in the private note agreements.

              In June 2008, the Company issued $140.5 million of five-year notes and $52.5 million of seven-year notes. The debt matures in June 2013 and June 2015, respectively.

              In May 2008, the Company repaid $153.0 million of notes that matured and had a fixed interest rate of 5.45%. In December 2008, the Company prepaid notes denominated in Euros and Sterling for a total U.S. dollar equivalent of $16 million with an interest rate of 5.9%. In December 2008, the Company also prepaid Private Notes with an outstanding balance of $50 million at a discount.

The net gain on the discounted payoff was $1.1 million, which is included in fees and other income in the Company's Consolidated Statement of Operations. These notes had a fixed interest rate of 6.75%.

              The Revolving Line of Credit and the Private Notes have similar financial and operating covenants. These covenants require the Company to maintain certain financial ratios, including asset coverage, debt to equity and interest coverage, and a minimum net worth. These debt agreements provide for customary events of default, including, but not limited to, payment defaults, breach of representations or covenants, cross-defaults, bankruptcy events, failure to pay judgments, attachment of our assets, change of control and the issuance of an order of dissolution. Certain of these events of default are subject to notice and cure periods or materiality thresholds. These debt agreements limit the Company's ability to declare dividends or repurchase its common stock during the existence of certain defaults and events of default.

              Amendments to Revolving Line of Credit and Privately Issued Unsecured Notes Payable.    On December 30, 2008, the Company entered into amendments relating to the Company's Private Notes and Revolving Line of Credit. The amendments reduced the Company's capital maintenance covenant to the greater of $1.5 billion and 85% of consolidated adjusted debt, and reduced the Company's interest charges coverage ratio covenant, determined as of the last day of each fiscal quarter for the period of four consecutive fiscal quarters ending on such day, to 1.4 to 1 for the fiscal quarter ending December 31, 2008 and each fiscal quarter thereafter to and including the fiscal quarter ending December 31, 2009, to 1.6 to 1 for the fiscal quarter ending March 31, 2010 and each fiscal quarter thereafter to and including the fiscal quarter ending December 31, 2010, and to 1.7 to 1 for the fiscal quarter ending March 31, 2011 and each fiscal quarter thereafter. The amendments did not modify the Company's obligation to maintain a minimum 200% asset coverage ratio.

              The amendments added new covenants that required the Company to grant to the Noteholders and the Lenders a first priority lien on substantially all of the Company's assets no later than January 30, 2009, and to maintain a ratio of consolidated total adjusted assets to secured debt of not less than 2.25 to 1. Also, prior to December 31, 2010, the Company is (i) required to limit the payment of dividends to a maximum of $0.20 per share per fiscal quarter (or such greater amount required for the Company to maintain its regulated investment company status), and (ii) restricted from purchasing, redeeming or retiring any shares of the Company's common stock or any warrants, rights or options to purchase or acquire any shares of the Company's common stock for an aggregate consideration in excess of $60 million. In addition, the amendments restricted the Company from prepaying, redeeming, purchasing or otherwise acquiring any of its currently outstanding public notes prior to their stated maturity. The amendments also made certain other modifications. The amendments increased the rate of interest on the instruments by 100 basis points. In addition, these amendments required a 50 basis point amendment fee.

              Events of default have occurred under the Revolving Line of Credit and Private Notes. See Note 1.

              Publicly Issued Unsecured Notes Payable.    At December 31, 2008, the Company had outstanding publicly issued unsecured notes as follows:

($ in millions)	Amount	Maturity Date
6.625% Notes due 2011	$400.0	July 15, 2011
6.000% Notes due 2012	250.0	April 1, 2012
6.875% Notes due 2047	230.0	April 15, 2047

Total	$880.0

              The 6.625% Notes due 2011 and the 6.000% Notes due 2012 require payment of interest only semi-annually, and all principal is due upon maturity. The Company has the option to redeem these notes in whole or in part, together with a redemption premium, as stipulated in the notes.

              In 2007, the Company completed the issuance of $230.0 million of 6.875% Notes due 2047 for net proceeds of $222.1 million. Net proceeds are net of underwriting discounts and estimated offering expenses. These notes require payment of interest only quarterly, and all principal is due upon maturity. These notes are redeemable in whole or in part at any time or from time to time on or after April 15, 2012, at par and upon the occurrence of certain tax events as stipulated in the notes.

              The Company has certain financial and operating covenants that are required by the publicly issued unsecured notes payable. The Company is not permitted to issue indebtedness unless immediately after such issuance the Company has asset coverage of all outstanding indebtedness of at least 200% as required by the 1940 Act, as amended. At December 31, 2008, the Company's asset coverage ratio was 188%, which is less than the 200% requirement. As a result under the publicly issued unsecured notes payable, the Company will not be able to issue indebtedness until such time as the Company's asset coverage returns to at least 200%. The Company has not experienced any default or cross default with respect to the publicly issued unsecured notes payable.

              Scheduled Maturities.    Scheduled future maturities of notes payable at December 31, 2008, were as follows:

	Amount Maturing
($ in millions) Year	Privately Issued Unsecured Notes Payable(1)	Publicly Issued Unsecured Notes Payable	Total
2009	$1,015.0	$—	$1,015.0
2010	—	—	—
2011	—	400.0	400.0
2012	—	250.0	250.0
2013	—	—	—
Thereafter	—	230.0	230.0

Total	$1,015.0	$880.0	$1,895.0

(1)
The private notes have stated contractual maturities as follows: 2009—$252.5 million, 2010—$408.0 million, 2011—$72.5 million, 2012—$89.0 million, 2013—$140.5 million, and thereafter—$52.5 million.

              As discussed above, events of default have occurred under the revolving line of credit and private notes. Neither the lenders nor noteholders have accelerated repayment; however, if the administrative agent for the lenders under the revolving line of credit or the required percentage of lenders under the revolving line of credit or noteholders under the private notes, respectively, were to accelerate repayment, these obligations would become immediately due and payable. Therefore, in the table above, the private notes are shown as payable in 2009.

    Fair Value of Debt

              The Company records debt at cost. The fair value of the Company's outstanding debt was approximately $1.4 billion and $2.2 billion at December 31, 2008 and 2007, respectively. The fair value of the Company's publicly issued 6.875% Notes due 2047 was determined using the market price of the retail notes at December 31, 2008. The fair value of the Company's other debt was determined based on market interest rates for similar instruments as of the balance sheet date.

Note 5.   Guarantees and Commitments

              In the ordinary course of business, the Company has issued guarantees and has extended standby letters of credit through financial intermediaries on behalf of certain portfolio companies. All standby letters of credit have been issued through Bank of America, N.A. As of December 31, 2008 and 2007, the Company had issued guarantees of debt and rental obligations aggregating $19.2 million and $270.6 million, respectively, and had extended standby letters of credit aggregating $122.3 million and $58.5 million, respectively. Under these arrangements, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. The maximum amount of potential future payments was $141.5 million and $329.1 million at December 31, 2008 and 2007, respectively.

              As of December 31, 2008, the guarantees and standby letters of credit expired as follows:

(in millions)	Total	2009	2010	2011	2012	2013	After 2013
Guarantees	$19.2	$7.5	$6.4	$4.4	$0.1	$—	$0.8
Standby letters of credit	122.3	122.3	—	—	—	—	—

Total	$141.5	$129.8	$6.4	$4.4	$0.1	$—	$0.8

              Standby letters of credit have been issued under the Revolving Line of Credit. Because the Company's asset coverage ratio is currently less than 200%, an event of default has occurred under the Company's line of credit and the Company is precluded from borrowing under the Revolving Line of Credit to fund these standby letters of credit and the Company may need to fund these letter of credit draws with cash in lieu of a borrowing. During the existence of an event of default, the administrative agent is permitted to require the Company to provide cash collateral equal to the face amount of all outstanding standby letters of credit. As a result, in the table above the Company has assumed that these standby letters of credit may not be able to be extended and may mature in 2009.

              In the ordinary course of business, the Company enters into agreements with service providers and other parties that may contain provisions for the Company to indemnify and guaranty certain minimum fees to such parties under certain circumstances.

              At December 31, 2008, the Company had outstanding commitments to fund investments totaling $682.1 million, including $648.7 million related to private finance investments and $33.4 million related to commercial real estate finance investments. Total outstanding commitments related to private finance investments included $399.6 million to the Unitranche Fund LLC. Investments made by the Unitranche Fund must be approved by the investment committee of the Unitranche Fund, which includes a representative from the Company and GE. Therefore, the Company's commitment to the Unitranche Fund cannot be drawn without the Company's approval. See Note 3.

Note 6.   Shareholders' Equity

              Sales of common stock for the years ended December 31, 2008, 2007, and 2006, were as follows:

(in millions)	2008	2007	2006
Number of common shares	20.5	6.6	10.9

Gross proceeds	$417.1	$177.7	$310.2
Less costs, including underwriting fees	(14.6)	(6.4)	(14.4)

Net proceeds	$402.5	$171.3	$295.8

              There were no stock options exercised in the year ended December 31, 2008. The Company issued 0.6 million and 0.5 million shares of common stock upon the exercise of stock options during the years ended December 31, 2007, and 2006, respectively. In addition, in July 2007, the Company issued 1.7 million unregistered shares of common stock upon the cancellation of stock options pursuant to a tender offer. See Note 9.

              The Company has a dividend reinvestment plan, whereby the Company may buy shares of its common stock in the open market or issue new shares in order to satisfy dividend reinvestment requests. If the Company issues new shares, the issue price is equal to the average of the closing sale prices reported for the Company's common stock for the five consecutive trading days immediately prior to the dividend payment date. The Company cannot issue new shares at a price below net asset value. Dividend reinvestment plan activity for the years ended December 31, 2008, 2007, and 2006, was as follows:

(in millions, except per share amounts)	2008	2007	2006
Shares issued	0.2	0.6	0.5
Average price per share	$19.49	$27.40	$30.58
Shares purchased by plan agent for shareholders	1.8	—	—
Average price per share	$6.09	—	—

Note 7.   Earnings Per Common Share

              Earnings per common share for the years ended December 31, 2008, 2007, and 2006, were as follows:

(in millions, except per share amounts)	2008	2007	2006
Net increase (decrease) in net assets resulting from operations	$(1,040.0)	$153.3	$245.1
Weighted average common shares outstanding—basic	173.0	152.9	142.4
Dilutive options outstanding	—	1.8	3.2

Weighted average common shares outstanding—diluted	173.0	154.7	145.6

Basic earnings (loss) per common share	$(6.01)	$1.00	$1.72

Diluted earnings (loss) per common share	$(6.01)	$0.99	$1.68

Note 8.   Employee Compensation Plans

              The Company accrued bonuses for non-officer employees for 2008 of $1.0 million which were paid in February 2009. In addition, the Company accrued $11.2 million in performance awards in 2008 which are included in salaries and employee benefits expense. In lieu of paying these amounts as a 2008 bonus, the Company will pay these amounts in four quarterly installments ending on January 15, 2010. An employee must be employed on the quarterly payment dates in order to receive the quarterly payment.

              The Company has an Individual Performance Award plan ("IPA"), and an Individual Performance Bonus plan ("IPB", each individually a "Plan," or collectively, the "Plans"). These Plans generally are determined annually at the beginning of each year but may be adjusted throughout the year. In 2008, the IPA was paid in cash in two equal installments during the year. Through December 31, 2007, the IPA amounts were contributed into a trust and invested in the Company's common stock. The IPB was distributed in cash to award recipients throughout the year (beginning in February of each respective year) as long as the recipient remained employed by the Company. The Company currently has not established an IPA or IPB for 2009; however, depending upon the

Company's need to retain and motivate its employees, the Company may determine in conjunction with the Compensation Committee of the Board of Directors that some form of 2009 retention compensation or additional individual performance compensation may be in the best interests of the Company.

              The trusts for the IPA payments were consolidated with the Company's accounts. The common stock was classified as common stock held in deferred compensation trust in the accompanying financial statements and the deferred compensation obligation, which represented the amount owed to the employees, was included in other liabilities. Changes in the value of the Company's common stock held in the deferred compensation trust were not recognized. However, the liability was marked to market with a corresponding charge or credit to employee compensation expense.

              In December 2007, the Company's Board of Directors made a determination that it was in the best interests of the Company to terminate its deferred compensation arrangements. The Board of Directors' decision primarily was in response to increased complexity resulting from recent changes in the regulation of deferred compensation arrangements. The Board of Directors resolved that the accounts under these Plans would be distributed to participants in full on March 18, 2008, the termination and distribution date, or as soon as was reasonably practicable thereafter, in accordance with the provisions of each of these Plans.

              The accounts under the deferred compensation arrangements totaled $52.5 million at December 31, 2007. The balances on the termination date were distributed to participants in March 2008 subsequent to the termination date in accordance with the transition rule for payment elections under Section 409A of the Code. Distributions from the plans were made in cash or shares of the Company's common stock, net of required withholding taxes.

              The IPA and IPB expenses are included in employee expenses and for the years ended December 31, 2008, 2007, and 2006, were as follows:

($ in millions)	2008	2007	2006
IPA contributions	$8.5	$9.8	$8.1
IPA mark to market expense (benefit)	(4.1)	(14.0)	2.9

Total IPA expense (benefit)	$4.4	$(4.2)	$11.0

Total IPB expense	$8.8	$9.5	$8.1

Note 9.   Stock Option Plan

              The purpose of the stock option plan ("Option Plan") is to provide officers and non-officer directors of the Company with additional incentives. Options are exercisable at a price equal to the fair market value of the shares on the day the option is granted. Each option states the period or periods of time within which the option may be exercised by the optionee, which may not exceed ten years from the date the option is granted. The options granted to officers generally vest ratably over up to a three year period. Options granted to non-officer directors vest on the grant date.

              All rights to exercise options terminate 60 days after an optionee ceases to be (i) a non-officer director, (ii) both an officer and a director, if such optionee serves in both capacities, or (iii) an officer (if such officer is not also a director) of the Company for any cause other than death or total and permanent disability. In the event of a change of control of the Company, all outstanding options will become fully vested and exercisable as of the change of control.

              At December 31, 2006, there were 32.2 million shares authorized under the Option Plan. On May 15, 2007, the Company's stockholders voted to increase the number of shares of common stock authorized for issuance to 37.2 million shares. At December 31, 2008 and 2007, there were 37.2 million shares authorized under the Option Plan.

              On July 18, 2007, the Company completed a tender offer related to the Company's offer to all optionees who held vested "in-the-money" stock options as of June 20, 2007, the opportunity to receive an option cancellation payment ("OCP") equal to the "in-the-money" value of the stock options cancelled, determined using the Weighted Average Market Price of $31.75, which would be paid one-half in cash and one-half in unregistered shares of the Company's common stock. The Company accepted for cancellation 10.3 million vested options, which in the aggregate had a weighted average exercise price of $21.50. This resulted in a total option cancellation payment of approximately $105.6 million, of which $52.8 million was paid in cash and $52.8 million was paid through the issuance of 1.7 million unregistered shares of the Company's common stock, determined using the Weighted Average Market Price of $31.75. The Weighted Average Market Price represented the volume weighted average price of the Company's common stock over the fifteen trading days preceding the first day of the offer period, or June 20, 2007. See Note 2—Stock Compensation Plans.

              At December 31, 2008 and 2007, the number of shares available to be granted under the Option Plan was 9.5 million and 10.7 million, respectively.

              Information with respect to options granted, exercised and forfeited under the Option Plan for the years ended December 31, 2008, 2007, and 2006, was as follows:

(in millions, except per share amounts)	Shares	Weighted Average Exercise Price Per Share	Weighted Average Contractual Remaining Term (Years)	Aggregate Intrinsic Value at December 31, 2008(1)
Options outstanding at January 1, 2006	22.3	$24.52
Granted	1.8	$29.88
Exercised	(0.5)	$22.99
Forfeited	(0.4)	$27.67

Options outstanding at December 31, 2006	23.2	$24.92
Granted	6.7	$29.52
Exercised	(0.6)	$25.25
Cancelled in tender offer(2)	(10.3)	$21.50
Forfeited	(0.5)	$28.96

Options outstanding at December 31, 2007	18.5	$28.36

Granted	7.7	$22.52
Exercised	—	$—
Forfeited	(6.5)	$26.87

Options outstanding at December 31, 2008	19.7	$26.56	4.82	$—

Exercisable at December 31, 2008(3)	12.3	$28.14	4.54	$—

Exercisable and expected to be exercisable at December 31, 2008(4)	17.0	$27.17	4.51	$—

(1)
The market value of the options at December 31, 2008, exceeded the cost for the option holders to exercise the options. Accordingly, there was no aggregate intrinsic value at December 31, 2008.

(2)
See description of the tender offer above.

(3)
Represents vested options.

(4)
The amount of options expected to be exercisable at December 31, 2008, is calculated based on an estimate of expected forfeitures.

              The fair value of the shares vested during the years ended December 31, 2008, 2007, and 2006, was $13.5 million, $21.6 million, and $16.1 million, respectively. The total intrinsic value of the options exercised during the years ended December 31, 2007, and 2006, was $2.7 million, and $3.6 million, respectively. There were no options exercised during the year ended December 31, 2008.

              The following table summarizes information about stock options outstanding at December 31, 2008:

	Outstanding			Exercisable
Range of Exercise Prices	Total Number Outstanding (in millions)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Total Number Exercisable (in millions)	Weighted Average Exercise Price
$13.72–$22.78	1.3	4.34	$19.47	0.7	$21.24
$22.96	5.2	5.36	$22.96	—	$—
$23.59–$27.38	0.6	4.61	$25.81	0.6	$25.81
$27.51	3.9	5.18	$27.51	3.9	$27.51
$28.98–$29.23	3.6	4.28	$28.99	3.6	$28.99
$29.58	4.7	4.54	$29.58	3.2	$29.58
$30.00–$30.52	0.4	4.23	$30.26	0.3	$30.21

	19.7	4.82	$26.56	12.3	$28.14

    Notes Receivable from the Sale of Common Stock

              As a business development company under the 1940 Act, the Company is entitled to provide and has provided loans to the Company's officers in connection with the exercise of options. However, as a result of provisions of the Sarbanes-Oxley Act of 2002, the Company is prohibited from making new loans to its executive officers. The outstanding loans are full recourse, have varying terms not exceeding ten years, bear interest at the applicable federal interest rate in effect at the date of issue and have been recorded as a reduction to shareholders' equity. At December 31, 2008 and 2007, the Company had outstanding loans to officers of $1.1 million and $2.7 million, respectively. Officers with outstanding loans repaid principal of $1.6 million, $0.2 million, and $1.0 million, for the years ended December 31, 2008, 2007, and 2006, respectively. The Company recognized a nominal amount of interest income from these loans during the year ended December 31, 2008, and recognized $0.1 million and $0.2 million during the years ended December 31, 2007, and 2006, respectively. This interest income is included in interest and dividends for companies less than 5% owned.

Note 10. Dividends and Distributions and Taxes

              For the years ended December 31, 2008, 2007, and 2006, the Company's Board of Directors declared the following distributions:

	2008		2007		2006
(in millions, except per share amounts)	Total Amount	Total Per Share	Total Amount	Total Per Share	Total Amount	Total Per Share
First quarter	$108.1	$0.65	$95.8	$0.63	$82.5	$0.59
Second quarter	116.1	0.65	97.6	0.64	84.1	0.60
Third quarter	116.1	0.65	100.3	0.65	88.8	0.61
Fourth quarter	116.2	0.65	102.6	0.65	92.0	0.62
Extra dividend	—	—	11.0	0.07	7.5	0.05

Total distributions to common shareholders	$456.5	$2.60	$407.3	$2.64	$354.9	$2.47

              For income tax purposes, distributions for 2008, 2007, and 2006, were composed of the following:

	2008		2007		2006
(in millions, except per share amounts)	Total Amount	Total Per Share	Total Amount	Total Per Share	Total Amount	Total Per Share
Ordinary income(1)(2)	$104.0	$0.59	$126.7	$0.82	$177.4	$1.23
Long-term capital gains	352.5	2.01	280.6	1.82	177.5	1.24

Total distributions to common shareholders	$456.5	$2.60	$407.3	$2.64	$354.9	$2.47

(1)
For the years ended December 31, 2008, 2007, and 2006, ordinary income included dividend income of approximately $0.06, zero, and $0.04 per share, respectively, that qualified to be taxed at the 15% maximum capital gains rate.

(2)
For certain eligible corporate shareholders, dividends eligible for the dividend received deduction for 2008, 2007, and 2006, was $0.056, zero, and $0.042 per share, respectively.

              The following table summarizes the differences between financial statement net increase (decrease) in net assets resulting from operations and taxable income available for distribution to shareholders for the years ended December 31, 2008, 2007, and 2006:

($ in millions)	2008	2007	2006
	(ESTIMATED)(1)
Financial statement net increase (decrease) in net assets resulting from operations	$(1,040.0)	$153.3	$245.1
Adjustments:
Net change in unrealized appreciation or depreciation	1,123.8	256.2	477.4
Interest- and dividend-related items	(2.8)	13.8	10.2
Employee compensation-related items	0.8	0.7	23.1
Nondeductible excise tax	(0.6)	16.3	15.4
Realized gains recognized (deferred) through installment treatment(2)	17.9	(13.0)	(182.3)
Other gain or loss related items	(91.2)	(10.2)	15.0
Net income (loss) from partnerships and limited liability companies(3)	(4.3)	(22.7)	(4.7)
Net capital loss carryforward	30.6	—	—
Net (income) loss from consolidated subsidiaries, net of tax	(0.7)	2.7	3.9
Other	—	0.7	(1.9)

Taxable income	$33.5	$397.8	$601.2

(1)
The Company's taxable income for 2008 is an estimate and will not be finally determined until the Company files its 2008 tax return in September 2009. Therefore, the final taxable income may be different than this estimate.

(2)
2006 includes the deferral of long-term capital gains through installment treatment related to the Company's sale of its control equity investment in Advantage and certain other portfolio companies.

(3)
Includes taxable income (loss) passed through to the Company from Ciena Capital LLC (Ciena) and related entities in excess of interest and related portfolio income from Ciena included in the financial statements totaling ($1.9) million, ($22.6) million, and $3.7 million for the years ended December 31, 2008, 2007, and 2006, respectively. See Note 3 for additional related disclosure.

              Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized appreciation or depreciation, as gains or losses are not included in taxable income until they are realized.

              The Company must distribute at least 90% of its investment company taxable income to qualify for pass-through tax treatment and maintain its RIC status. The Company has distributed sufficient dividends to eliminate taxable income. Dividends declared and paid by the Company in a year generally differ from taxable income for that year as such dividends may include the distribution of current year taxable income, less amounts carried over into the following year, and the distribution of prior year taxable income carried over into and distributed in the current year. For income tax purposes, distributions for 2008, 2007, and 2006, were made from taxable income as follows:

($ in millions)	2008	2007	2006
	(ESTIMATED)(1)
Taxable income	$33.5	$397.8	$601.2
Taxable income earned in prior year and carried forward and distributed in current year	393.3	402.8	156.5
Taxable income earned in current year and carried forward for distribution in next year(2)	—	(393.3)	(402.8)
Distributions from accumulated earnings	29.7	—	—

Total distributions to common shareholders	$456.5	$407.3	$354.9

(1)
The Company's taxable income for 2008 is an estimate and will not be finally determined until the Company files its 2008 tax return in September 2009.

              The Company generally will be required to pay an excise tax equal to 4% of the amount by which 98% of the Company's annual taxable income exceeds the distributions for the year. In 2007 and 2006 annual taxable income was in excess of the Company's dividend distributions from such taxable income in those respective years, and accordingly, the Company had an excise tax expense of $16.3 million and $15.1 million, respectively, on the excess taxable income carried forward. As of December 31, 2008 the Company estimates it has met its dividend distribution requirement for the 2008 tax year, therefore, it has not recorded an excise tax for the year ended December 31, 2008. In certain circumstances, the Company is restricted in its ability to pay dividends. Each of the Company's private notes and the Company's revolving credit facility contain provisions that limit the amount of dividends the Company can pay and have a covenant that requires a minimum 200% asset coverage ratio at all times, and at December 31, 2008, the Company was in default of that covenant (see Note 1). During the continuance of an event of default, the Company is precluded from declaring dividends or other distributions to its shareholders. In addition, pursuant to the 1940 Act, the Company may be precluded from declaring dividends or other distributions to its shareholders unless the Company's asset coverage is at least 200%.

              The Company currently estimates that it has cumulative deferred taxable income related to installment sale gains of approximately $217.4 million as of December 31, 2008. These gains have been recognized for financial reporting purposes in the respective years they were realized, but are generally deferred for tax purposes until the notes or other amounts received from the sale of the related investments are collected in cash. The recognition of installment sales gains as of December 31, 2008 are estimates and will not be finally determined until the Company files its 2008 tax return in September 2009.

              The Company's undistributed book earnings of $184.7 million as of December 31, 2008, resulted from undistributed ordinary income and long-term capital gains. The difference between undistributed book earnings at the end of the year and taxable income carried over from the current year into the next year relates to a variety of timing and permanent differences in the recognition of income and expenses for book and tax purposes as discussed above.

              At December 31, 2008 and 2007, the aggregate gross unrealized appreciation of the Company's investments above cost for federal income tax purposes was $348.5 million (estimated) and $609.4 million, respectively. At December 31, 2008 and 2007, the aggregate gross unrealized depreciation of the Company's investments below cost for federal income tax purposes was $1.4 billion (estimated) and $630.3 million, respectively. The Company's investments as compared to cost for federal income tax purposes was net unrealized depreciation of $1.1 billion (estimated) and $20.9 million at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the aggregate cost of securities, for federal income tax purposes was $4.5 billion (estimated) and $4.8 billion, respectively.

              The Company's consolidated subsidiary, AC Corp, is subject to federal and state income taxes. For the years ended December 31, 2008, 2007, and 2006, AC Corp's income tax expense (benefit) was $3.1 million, $(2.7) million, and $(0.1) million, respectively. For the year ended December 31, 2008, paid in capital was decreased by $3.0 million primarily for the reduction of the deferred tax asset related to stock options that expired unexercised. For the year ended December 31, 2007, paid in capital was increased for the tax benefit of amounts deducted for tax purposes but not for financial reporting purposes primarily related to stock-based compensation by $10.9 million.

              The net deferred tax asset at December 31, 2008, was $15.0 million, consisting of deferred tax assets of $32.2 million and deferred tax liabilities of $17.2 million. The net deferred tax asset at December 31, 2007, was $18.4 million, consisting of deferred tax assets of $26.5 million and deferred tax liabilities of $8.1 million. At December 31, 2008, the deferred tax assets primarily related to compensation-related items and the deferred tax liabilities primarily related to depreciation. Management believes that the realization of the net deferred tax asset is more likely than not based on expectations as to future taxable income and scheduled reversals of temporary differences. Accordingly, the Company did not record a valuation allowance at December 31, 2008 or 2007.

Note 11. Cash

              The Company places its cash with financial institutions and, at times, cash held in checking accounts in financial institutions may be in excess of the Federal Deposit Insurance Corporation insured limit.

              At December 31, 2008 and 2007, cash consisted of the following:

($ in millions)	2008	2007
Cash	$51.9	$4.6
Less escrows held	(1.5)	(1.1)

Total cash	$50.4	$3.5

Note 12. Supplemental Disclosure of Cash Flow Information

              The Company paid interest of $161.0 million, $123.5 million, and $90.6 million, respectively, for the years ended December 31, 2008, 2007, and 2006. The Company paid income taxes, including excise taxes (net of refunds), of $10.1 million, $18.8 million and $10.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

              Non-cash operating activities for the years ended December 31, 2008, 2007 and 2006, totaled $117.8 million, $142.2 million, and $315.9 million, respectively. Non-cash operating activities include investments funded for the year ended December 31, 2008, which included $8.1 million in debt investments in a portfolio company received in a subordinated debt exchange. Non-cash operating activities for the year ended December 31, 2006, included a note received as consideration from the sale of the Company's equity investment in Advantage of $150.0 million and a note received as consideration from the sale of the Company's equity investment in STS Operating, Inc. of $30.0 million.

              Non-cash financing activities included the issuance of common stock in lieu of cash distributions totaling $3.8 million, $17.1 million, and $15.0 million, for the years ended December 31, 2008, 2007, and 2006, respectively. Non-cash financing activities for the year ended December 31, 2007, also included the payment of one-half of the value of the option cancellation payment in connection with the tender offer, or $52.8 million, through the issuance of 1.7 million unregistered shares of the Company's common stock. See Notes 2 and 9.

Note 13. Financial Highlights

	At and for the Years Ended December 31,
	2008	2007	2006
Per Common Share Data
Net asset value, beginning of year	$17.54	$19.12	$19.17

Net investment income(1)	1.23	0.91	1.30
Net realized gains (losses)(1)(2)	(0.75)	1.74	3.66

Net investment income plus net realized gains (losses)(1)	0.48	2.65	4.96
Net change in unrealized appreciation or depreciation(1)(2)	(6.49)	(1.66)	(3.28)

Net increase (decrease) in net assets resulting from operations(1)	(6.01)	0.99	1.68
Decrease in net assets from shareholder distributions	(2.60)	(2.64)	(2.47)
Net increase in net assets from capital share transactions(1)(3)	0.69	0.41	0.74
Decrease in net assets from cash portion of the option cancellation payment(1)(4)	—	(0.34)	—

Net asset value, end of year	$9.62	$17.54	$19.12

Market value, end of year	$2.69	$21.50	$32.68
Total return(5)	(82.5)%	(27.6)%	20.6%

	At and for the Years Ended December 31,
	2008	2007	2006
Ratios and Supplemental Data ($ and shares in millions, except per share amounts)
Ending net assets	$1,718.4	$2,771.8	$2,841.2
Common shares outstanding at end of year	178.7	158.0	148.6
Diluted weighted average common shares outstanding	173.0	154.7	145.6
Employee, employee stock option and administrative expenses/average net assets	5.47%	6.10%	5.38%
Total operating expenses/average net assets	11.39%	10.70%	9.05%
Income tax expense including excise tax/average net assets	0.10%	0.47%	0.56%
Net investment income/average net assets	8.47%	4.91%	6.90%
Net increase (decrease) in net assets resulting from operations/average net assets	(41.34)%	5.34%	8.94%
Portfolio turnover rate	24.00%	26.84%	27.05%
Average debt outstanding	$2,091.6	$1,924.2	$1,491.0
Average debt per share(1)	$12.09	$12.44	$10.24

(1)
Based on diluted weighted average number of common shares outstanding for the year.

(2)
Net realized gains (losses) and net change in unrealized appreciation or depreciation can fluctuate significantly from year to year.

(3)
Excludes capital share transactions related to the cash portion of the option cancellation payment.

(4)
See Notes 2 and 9 to the consolidated financial statements above for further discussion.

(5)
Total return assumes the reinvestment of all dividends paid for the years presented.

Note 14. Selected Quarterly Data (Unaudited)

	2008
($ in millions, except per share amounts)	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
Total interest and related portfolio income	$144.9	$134.6	$120.7	$102.1
Net investment income	$69.5	$63.9	$45.6	$34.2
Net increase (decrease) in net assets resulting from operations	$(40.7)	$(102.2)	$(318.3)	$(578.8)
Basic earnings (loss) per common share	$(0.25)	$(0.59)	$(1.78)	$(3.24)
Diluted earnings (loss) per common share	$(0.25)	$(0.59)	$(1.78)	$(3.24)

	2007
	Qtr. 1	Qtr. 2	Qtr. 3	Qtr. 4
Total interest and related portfolio income	$108.0	$117.7	$118.4	$117.7
Net investment income	$39.5	$25.2	$18.3	$58.0
Net increase (decrease) in net assets resulting from operations	$133.1	$89.2	$(96.5)	$27.5
Basic earnings (loss) per common share	$0.89	$0.59	$(0.63)	$0.18
Diluted earnings (loss) per common share	$0.87	$0.57	$(0.63)	$0.18

Note 15. Litigation

              On June 23, 2004, the Company was notified by the SEC that the SEC was conducting an informal investigation of the Company. The investigation related to the valuation of securities in the Company's private finance portfolio and other matters. On June 20, 2007, the Company announced that it entered into a settlement with the SEC that resolved the SEC's informal investigation. As part of the settlement and without admitting or denying the SEC's allegations, the Company agreed to the entry of an administrative order. In the order the SEC alleged that, between June 30, 2001, and March 31, 2003, the Company did not maintain books, records and accounts which, in reasonable detail, supported or accurately and fairly reflected valuations of certain securities in the Company's private finance portfolio and, as a result, did not meet certain recordkeeping and internal controls provisions of the federal securities laws. In the administrative order, the SEC ordered the Company to continue to maintain certain of its current valuation-related controls. Specifically, for a period of two years, the Company has undertaken to: (1) continue to employ a Chief Valuation Officer, or a similarly structured officer-level employee, to oversee its quarterly valuation processes; and (2) continue to employ third-party valuation consultants to assist in its quarterly valuation processes.

              On December 22, 2004, the Company received letters from the U.S. Attorney for the District of Columbia requesting the preservation and production of information regarding the Company and Business Loan Express, LLC (currently known as Ciena Capital LLC) in connection with a criminal investigation relating to matters similar to those investigated by and settled with the SEC as discussed above. The Company produced materials in response to the requests from the U.S. Attorney's office and certain current and former employees were interviewed by the U.S. Attorney's Office. The Company has voluntarily cooperated with the investigation.

              In late December 2006, the Company received a subpoena from the U.S. Attorney for the District of Columbia requesting, among other things, the production of records regarding the use of private investigators by the Company or its agents. The Board established a committee, which was advised by its own counsel, to review this matter. In the course of gathering documents responsive to the subpoena, the Company became aware that an agent of the Company obtained what were represented to be telephone records of David Einhorn and which purport to be records of calls from Greenlight Capital during a period of time in 2005. Also, while the Company was gathering documents responsive to the subpoena, allegations were made that the Company's management had authorized the acquisition of these records and that management was subsequently advised that these records had been obtained. The Company's management has stated that these allegations are not true. The Company has cooperated fully with the inquiry by the U.S. Attorney's Office.

              On February 26, 2007, Dana Ross filed a class action complaint in the U.S. District Court for the District of Columbia in which she alleges that Allied Capital Corporation and certain members of management violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Thereafter, the court appointed new lead counsel and approved new lead plaintiffs. On July 30, 2007, plaintiffs served an amended complaint. Plaintiffs claim that, between November 7, 2005, and January 22, 2007, Allied Capital either failed to disclose or misrepresented information about its portfolio company, Business Loan Express, LLC. Plaintiffs seek unspecified compensatory and other damages, as well as other relief. The Company believes the lawsuit is without merit, and intends to defend the lawsuit vigorously. On September 13, 2007, the Company filed a motion to dismiss the lawsuit. The motion is pending.

              On October 6, 2008, Rena Nadoff filed a shareholder derivative action in the Superior Court of the District of Columbia, captioned Rena Nadoff v. Walton, et al., 2008 CA 007108, seeking unspecified compensatory and other damages, as well as equitable relief on behalf of Allied Capital Corporation. Ms. Nadoff's suit is substantially similar to a derivative action she filed in February 2007, which the Court dismissed in July 2007. Ms. Nadoff sent a letter to the Company's Board of Directors on October 5, 2007, reciting substantially the same claims and requesting that the Board of Directors investigate her allegations and take appropriate action. The Board of Directors subsequently established a committee, which engaged and was advised by its own counsel, to review the matter. The Board's committee evaluated the allegations in Ms. Nadoff's October 5 letter and recommended that the Board take no further action. After considering both Ms. Nadoff's request and the committee's recommendation, the Board accepted the recommendation. On November 26, 2008, the Company filed a motion to dismiss the second Nadoff lawsuit. On February 3, 2009, the Court denied the motion to dismiss but ordered Ms. Nadoff to file an amended complaint that clearly identifies and sets forth the breaches of fiduciary duty, if any, that are alleged to have occurred after the filing (or dismissal) of the first Nadoff derivative lawsuit. On February 17, 2009, the plaintiff filed an amended complaint as ordered by the Court. The complaint alleges breaches of fiduciary duty by the Board of Directors. The Company intends to file a motion to dismiss.

              In addition, the Company is party to certain lawsuits in the normal course of business. Furthermore, third parties may try to seek to impose liability on the Company in connection with the activities of its portfolio companies. For a discussion of civil investigations being conducted regarding the lending practice of Ciena Capital LLC, a portfolio company of the Company, see "Note 3, Portfolio—Ciena Capital LLC."

              While the outcome of any of the open legal proceedings described above cannot at this time be predicted with certainty, the Company does not expect these matters will materially affect its financial condition or results of operations.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Allied Capital Corporation:

              Under date of March 2, 2009, we reported on the consolidated balance sheet of Allied Capital Corporation and subsidiaries as of December 31, 2008 and 2007, including the consolidated statements of investments as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in net assets and cash flows, and the financial highlights (included in Note 13), for each of the years in the three-year period ended December 31, 2008, which are included in this registration statement. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule as of and for the year ended December 31, 2008. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audit.

              In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

Washington, D.C.
March 2, 2009

 Schedule 12-14

ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES

		Amount of Interest or Dividends
PRIVATE FINANCE Portfolio Company (in thousands)	Investment(1)	Credited to Income(6)	Other(2)	December 31, 2007 Value	Gross Additions(3)	Gross Reductions(4)	December 31, 2008 Value
Companies More Than 25% Owned
AGILE Fund I, LLC	Equity Interests			$—	$861	$(364)	$497
(Private Equity Fund)
Alaris Consulting, LLC	Senior Loan			—	26,987	(26,987)	—
(Business Services)	Equity Interests			—	6,738	(6,738)	—
AllBridge Financial, LLC	Equity Interests			7,800	25,495	(22,335)	10,960
(Asset Management)
Allied Capital Senior Debt Fund, L.P.	Equity Interests			32,811	—	(1,011)	31,800
(Private Debt Fund)
Avborne, Inc.	Preferred Stock			1,633	—	(691)	942
(Business Services)	Common Stock			—	—	—	—
Avborne Heavy Maintenance, Inc.	Preferred Stock			2,557	—	(2,557)	—
(Business Services)	Common Stock			370	—	(370)	—
Aviation Properties Corporation	Common Stock			—	28	(28)	—
(Business Services)
Border Foods, Inc.	Senior Loan	$2,784		—	49,195	(16,168)	33,027
(Consumer Products)	Preferred Stock			4,648	7,203	—	11,851
	Common Stock			—	—	—	—
Calder Capital Partners, LLC	Senior Loan(5)		$323	3,035	2,349	(4,431)	953
(Asset Management)	Equity Interests			3,559	57	(3,616)	—
Callidus Capital Corporation	Senior Loan	115		—	1,750	(1,750)	—
(Asset Management)	Subordinated Debt	1,838		6,871	13,197	(4,000)	16,068
	Common Stock			44,587	115	(10,325)	34,377
Ciena Capital LLC	Senior Loan(5)			—	319,031	(214,148)	104,883
(Financial Services)	Class A Equity
	Interests			68,609	30,435	(99,044)	—
	Class B Equity
	Interests			—	—	—	—
	Class C Equity
	Interests			—	—	—	—
CitiPostal Inc.	Senior Loan	47		679	2	—	681
(Business Services)	Unitranche Debt	6,326		50,597	951	—	51,548
	Subordinated Debt	1,398		8,049	1,065	—	9,114
	Common Stock	109		12,726	—	(4,110)	8,616
Coverall North America, Inc.	Unitranche Debt	3,974		34,923	44	(3,019)	31,948
(Business Services)	Subordinated Debt	858		5,979	7	(437)	5,549
	Common Stock			27,597	—	(9,629)	17,968
CR Holding, Inc.	Subordinated Debt(5)	4,936		40,812	1,388	(24,840)	17,360
(Consumer Products)	Common Stock			40,934	—	(40,934)	—
Crescent Equity Corp.	Senior Loan	44		433	11	(11)	433
(Business Services)	Subordinated Debt	3,183		33,215	783	(19,715)	14,283
	Subordinated Debt(5)			11,345	1,194	(8,208)	4,331
	Common Stock	36		83,453	4,559	(83,432)	4,580

		Amount of Interest or Dividends
PRIVATE FINANCE Portfolio Company (in thousands)	Investment(1)	Credited to Income(6)	Other(2)	December 31, 2007 Value	Gross Additions(3)	Gross Reductions(4)	December 31, 2008 Value
Direct Capital Corporation	Subordinated Debt(5)	$5,886		$39,030	$19,430	$(44,930)	$13,530
(Financial Services)	Common Stock			6,906	9,126	(16,032)	—
Financial Pacific Company	Subordinated Debt	11,686		72,850	1,304	(11,965)	62,189
(Financial Services)	Preferred Stock	1,281		19,330	—	(19,330)	—
	Common Stock			38,544	—	(38,544)	—
ForeSite Towers, LLC	Equity Interest			878	11	—	889
(Tower Leasing)
Global Communications, LLC	Senior Loan(5)			1,822	—	(487)	1,335
(Business Services)
Hot Light Brands, Inc.	Senior Loan(5)			—	30,567	(16,889)	13,678
(Retail)	Common Stock			—	5,151	(5,151)	—
Hot Stuff Foods, LLC	Senior Loan	3,484		50,752	3,143	(11,517)	42,378
(Consumer Products)	Subordinated Debt(5)	1,584		31,244	1,335	(32,579)	—
	Common Stock			—	—	—	—
Huddle House, Inc.	Subordinated Debt	8,689		59,618	1,804	(4,355)	57,067
(Retail)	Common Stock			44,154	—	(23,232)	20,922
IAT Equity, LLC and Affiliates
d/b/a Industrial Air Tool	Subordinated Debt	285		—	6,000	—	6,000
(Industrial Products)	Common Stock			—	8,860	—	8,860
Impact Innovations Group, LLC	Equity Interests
(Business Services)	in Affiliate			320	1	—	321
Insight Pharmaceuticals Corporation	Subordinated Debt	7,808		45,041	1,994	(1,208)	45,827
(Consumer Products)	Subordinated Debt(5)			16,796	741	(5)	17,532
	Preferred Stock			1,462	2,606	—	4,068
	Common Stock			—	—	—	—
Jakel, Inc.	Subordinated Debt(5)			1,563	—	(1,189)	374
(Industrial Products)
Knightsbridge CLO 2007-1 Ltd.(8)	Class E Notes	1,993		—	21,985	(7,119)	14,866
(CLO)	Income Notes	4,801		—	40,735	(5,521)	35,214
Knightsbridge CLO 2008-1 Ltd.	Class C Notes	782		—	16,000	(3,200)	12,800
(CLO)	Class D Notes	535		—	10,000	(2,000)	8,000
	Class E Notes	700		—	13,873	(3,300)	10,573
	Income Notes	1,943		—	33,467	(12,152)	21,315
Legacy Partners Group, Inc.	Senior Loan			3,843	—	(3,843)	—
(Business Services)	Equity Interests			1,332	168	(1,500)	—
	Common Stock			—	2,773	(2,773)	—
Litterer Beteiligungs-GmbH	Subordinated Debt	30		772	56	(828)	—
(Business Services)	Equity Interest			700	1,110	(1,810)	—
MHF Logistical Solutions, Inc.(7)	Subordinated Debt(5)			—	14,329	(14,329)	—
(Business Services)	Preferred Stock			—	—	—	—
	Common Stock			—	—	—	—
MVL Group, Inc.	Senior Loan	3,704		30,639	24	—	30,663
(Business Services)	Subordinated Debt	6,164		39,802	1,192	—	40,994
	Subordinated Debt(5)			141	—	(55)	86
	Common Stock			4,949	—	(4,949)	—
Old Orchard Brands, LLC	Subordinated Debt	3,422		19,544	766	(1,428)	18,882
(Consumer Products)	Equity Interests	1,000		25,419	4,254	(1,910)	27,763
Penn Detroit Diesel Allison, LLC	Subordinated Debt	5,858		39,180	1,572	(2,883)	37,869
(Business Services)	Equity Interests			37,965	25	(16,890)	21,100

		Amount of Interest or Dividends
PRIVATE FINANCE Portfolio Company (in thousands)	Investment(1)	Credited to Income(6)	Other(2)	December 31, 2007 Value	Gross Additions(3)	Gross Reductions(4)	December 31, 2008 Value
Powell Plant Farms, Inc.	Senior Loan			$1,534	$—	$(1,534)	$—
(Consumer Products)
Service Champ, Inc.	Subordinated Debt	$4,283		28,351	716	(2,083)	26,984
(Business Services)	Common Stock			26,292	—	(5,136)	21,156
Staffing Partners Holding Company, Inc.	Subordinated Debt			223	286	(509)	—
(Business Services)
Stag-Parkway, Inc.(10)	Unitranche Debt	195		—	17,962	—	17,962
(Business Services)	Common Stock			—	21,010	(14,042)	6,968
Startec Equity, LLC	Equity Interests			430	20	(118)	332
(Telecommunications)
Sweet Traditions, Inc.	Senior Loan			35,229	4,865	(40,094)	—
(Retail)	Preferred Stock			—	950	(950)	—
	Common Stock			—	50	(50)	—
Unitranche Fund LLC	Subordinated	8,321		744	124,679	—	125,423
(Private Debt Fund)	Certificates Equity Interests			1	—	—	1
Worldwide Express Operations, LLC	Subordinated Debt(5)	310		2,670	265	(903)	2,032
(Business Services)	Equity Interests	796		21,516	—	(21,516)	—
	Warrants			272	—	(272)	—

Total companies more than 25% owned		$111,188		$1,279,080			$1,187,722

Companies 5% to 25% Owned
10th Street, LLC	Subordinated Debt	$2,764		$20,645	$794	$—	$21,439
(Business Services)	Equity Interests			1,100	1	(126)	975
	Option			—	25	—	25
Advantage Sales & Marketing, Inc.	Subordinated Debt	19,202		154,854	3,278	(23,132)	135,000
(Business Services)	Equity Interests			10,973	—	(5,973)	5,000
Air Medical Group Holdings LLC	Senior Loan	230		2,980	13,025	(12,866)	3,139
(Healthcare Services)	Equity Interests	1,010		10,800	476	(476)	10,800
Alpine ESP Holdings, Inc.	Preferred Stock	169		749	170	(919)	—
(Business Services)	Common Stock			262	1	(263)	—
Amerex Group, LLC	Subordinated Debt	2,443		8,400	995	(611)	8,784
(Consumer Products)	Equity Interests	2,349		13,713	—	(3,781)	9,932
BB&T Capital Partners/Windsor
Mezzanine Fund, LLC	Equity Interests			11,467	51	(455)	11,063
(Private Equity Fund)
Becker Underwood, Inc.	Subordinated Debt	3,739		24,798	704	—	25,502
(Industrial Products)	Common Stock			4,190	—	(1,923)	2,267
BI Incorporated	Subordinated Debt	2,722		30,499	116	(30,615)	—
(Business Services)	Common Stock			7,382	—	(7,382)	—
Creative Group, Inc.	Subordinated Debt			6,197	8,877	(15,074)	—
(Business Services)	Common Stock			—	—	—	—
	Warrant			—	—	—	—
Drew Foam Companies, Inc.	Preferred Stock			396	215	(99)	512
(Business Services)	Common Stock			—	1	(1)	—
Driven Brands, Inc.(11)	Subordinated Debt	2,669		—	83,698	—	83,698
(Consumer Services)	Common Stock			—	9,516	(4,661)	4,855

		Amount of Interest or Dividends
PRIVATE FINANCE Portfolio Company (in thousands)	Investment(1)	Credited to Income(6)	Other(2)	December 31, 2007 Value	Gross Additions(3)	Gross Reductions(4)	December 31, 2008 Value
Hilden America, Inc.	Common Stock			$—	$454	$(378)	$76
(Consumer Products)
Lydall Transport, Ltd.	Equity Interests			—	432	(87)	345
(Business Services)
MedBridge Healthcare, LLC	Senior Loan	$749	$372	7,164	—	(7,164)	—
(Healthcare Services)	Subordinated Debt		31	2,406	3,762	(6,168)	—
	Convertible
	Subordinated Debt			—	—	—	—
	Equity Interests			—	1,425	(1,425)	—
MHF Logistical Solutions, Inc.(7)	Subordinated Debt(5)			9,280	—	(9,280)	—
(Business Services)	Common Stock			—	—	—	—
	Warrants			—	—	—	—
Multi-Ad Services, Inc.	Unitranche Debt	1,076		19,704	73	(16,836)	2,941
(Business Services)	Equity Interests			940	1,116	(274)	1,782
Progressive International Corporation	Subordinated Debt	131		1,545	40	(1,585)	—
(Consumer Products)	Preferred Stock			1,038	87	—	1,125
	Common Stock			4,900	—	(300)	4,600
	Warrants			—	—	—	—
Regency Healthcare Group, LLC	Senior Loan	3		—	—	—	—
(Healthcare Services)	Unitranche Debt	1,291		11,941	10	(1,126)	10,825
	Equity Interests	25		1,681	575	(206)	2,050
SGT India Private Limited	Common Stock			3,075	38	(3,113)	—
(Business Services)
Soteria Imaging Services, LLC	Subordinated Debt	1,730		13,744	1,923	(11,613)	4,054
(Healthcare Services)	Equity Interests	74		2,686	10	(725)	1,971
Triax Holdings, LLC(9)	Subordinated Debt(5)			—	10,389	(10,389)	—
(Consumer Products)	Equity Interests			—	42,114	(42,114)	—
Universal Environmental Services, LLC	Equity Interests			—	249	(249)	—
(Business Services)

Total companies 5% to 25% owned		$42,376		$389,509			$352,760

This schedule should be read in conjunction with the Company's consolidated financial statements, including the consolidated statement of investments and Note 3 to the consolidated financial statements. Note 3 includes additional information regarding activities in the private finance portfolio.

(1)
Common stock, preferred stock, warrants, options, and equity interests are generally non-income producing and restricted. The principal amount for loans and debt securities and the number of shares of common stock and preferred stock is shown in the consolidated statement of investments as of December 31, 2008.

(2)
Other includes interest, dividend, or other income which was applied to the principal of the investment and therefore reduced the total investment. These reductions are also included in the Gross Reductions for the investment, as applicable.

(3)
Gross additions include increases in the cost basis of investments resulting from new portfolio investments, paid-in-kind interest or dividends, the amortization of discounts and closing fees, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation.

(4)
Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation.

(5)
Loan or debt security is on non-accrual status at December 31, 2008, and is therefore considered non-income producing. Loans or debt securities on non-accrual status at the end of the period may or may not have been on non-accrual status for the full period.

(6)
Represents the total amount of interest or dividends credited to income for the portion of the year an investment was included in the companies more than 25% owned or companies 5% to 25% owned categories, respectively.

(7)
In the first quarter of 2008, the Company exercised its option to acquire a majority of the voting securities of MHF Logistical Solutions, Inc. (MHF). Therefore, MHF was reclassified to companies more than 25% owned in the first quarter of 2008. At December 31, 2007, the Company's investment in MHF was included in the companies 5% to 25% owned category.

(8)
On March 31, 2008, the Company assumed the management of Knightsbridge CLO 2007-1. Therefore, this investment was reclassified to companies more than 25% owned. At December 31, 2007, this investment was included in the companies 5% to 25% owned category.

(9)
During the year ended December 31, 2008, the Company's equity interests in Triax Holding, LLC received voting rights. Therefore this investment was reclassified to companies 5% to 25% owned.

(10)
In November 2008, the Company foreclosed on the common stock of Stag-Parkway, Inc. ("Stag-Parkway"). Therefore, Stag-Parkway was reclassified to companies more than 25% owned in the fourth quarter. At December 31, 2007 Stag-Parkway was included in the companies less than 5% owned category.

(11)
In October 2008, the Company sold its investment in Driven Brands, Inc. ("Driven Brands") and re-invested in the voting common stock of Driven Brands. Therefore, this investment was reclassified to companies 5% to 25% owned. At December 31, 2007 Driven Brands was included in the companies less than 5% owned category.

ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands, except per share amounts)

	September 30, 2009	December 31, 2008
	(unaudited)
ASSETS
Portfolio at value:
Private finance
Companies more than 25% owned (cost: 2009-$2,025,850; 2008-$2,167,020)	$1,032,018	$1,187,722
Companies 5% to 25% owned (cost: 2009-$219,671; 2008-$392,516)	178,253	352,760
Companies less than 5% owned (cost: 2009-$1,948,748; 2008-$2,317,856)	1,232,400	1,858,581

Total private finance (cost: 2009-$4,194,269; 2008-$4,877,392)	2,442,671	3,399,063
Commercial real estate finance (cost: 2009-$74,066; 2008-$85,503)	68,523	93,887

Total portfolio at value (cost: 2009-$4,268,335; 2008-4,962,895)	2,511,194	3,492,950
Accrued interest and dividends receivable	49,953	55,638
Other assets	125,653	122,909
Investments in money market and other securities	90,020	287
Cash and cash equivalents	62,737	50,402
Restricted cash	659	—

Total assets	$2,840,216	$3,722,186

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Notes payable (principal amount: 2009-$1,586,513; 2008-$1,895,000) (maturing within one year: 2009-$253,745; 2008-$1,015,000)	$1,543,867	$1,895,000
Bank term debt (former revolver)	50,000	50,000
Accounts payable and other liabilities	45,084	58,786

Total liabilities	1,638,951	2,003,786

Commitments and contingencies
Shareholders' equity:
Common stock, $0.0001 par value, 400,000 shares authorized; 179,362 and 178,692 shares issued and outstanding at September 30, 2009, and December 31, 2008, respectively	18	18
Additional paid-in capital	3,037,718	3,037,845
Notes receivable from sale of common stock	(680)	(1,089)
Net unrealized appreciation (depreciation)	(1,883,617)	(1,503,089)
Undistributed earnings	47,826	184,715

Total shareholders' equity	1,201,265	1,718,400

Total liabilities and shareholders' equity	$2,840,216	$3,722,186

Net asset value per common share	$6.70	$9.62

The accompanying notes are an integral part of these consolidated financial statements.

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2009	2008	2009	2008
	(unaudited)		(unaudited)
Interest and Related Portfolio Income:
Interest and dividends:
Companies more than 25% owned	$24,737	$29,699	$72,941	$85,167
Companies 5% to 25% owned	4,775	9,864	25,123	31,587
Companies less than 5% owned	36,118	72,644	131,953	249,325

Total interest and dividends	65,630	112,207	230,017	366,079

Fees and other income:
Companies more than 25% owned	6,063	6,130	18,648	22,638
Companies 5% to 25% owned	13	342	223	411
Companies less than 5% owned	732	1,983	3,362	11,056

Total fees and other income	6,808	8,455	22,233	34,105

Total interest and related portfolio income	72,438	120,662	252,250	400,184

Expenses:
Interest	42,421	35,949	129,023	109,974
Employee	10,905	21,443	32,939	57,439
Employee stock options	392	1,477	2,369	9,531
Administrative	7,205	14,138	25,509	36,100
Impairment of long-lived asset	—	—	2,873	—

Total operating expenses	60,923	73,007	192,713	213,044

Net investment income before income taxes	11,515	47,655	59,537	187,140
Income tax expense (benefit), including excise tax	1,930	2,060	4,205	8,141

Net investment income	9,585	45,595	55,332	178,999

Net Realized and Unrealized Gains (Losses):
Net realized gains (losses):
Companies more than 25% owned	(12,681)	1,098	(89,643)	1,967
Companies 5% to 25% owned	(824)	7,234	(54,963)	(6,569)
Companies less than 5% owned	8,415	53,710	(13,649)	51,932

Total net realized gains (losses)	(5,090)	62,042	(158,255)	47,330
Net change in unrealized appreciation or depreciation	(27,681)	(425,899)	(380,528)	(687,506)

Total net gains (losses)	(32,771)	(363,857)	(538,783)	(640,176)
Gain on repurchase of debt	—	—	83,532	—
Loss on extinguishment of debt	(117,497)	—	(117,497)	—

Net increase (decrease) in net assets resulting from operations	$(140,683)	$(318,262)	$(517,416)	$(461,177)

Basic earnings (loss) per common share	$(0.79)	$(1.78)	$(2.89)	$(2.70)

Diluted earnings (loss) per common share	$(0.79)	$(1.78)	$(2.89)	$(2.70)

Weighted average common shares outstanding—basic	179,054	178,692	178,815	171,084

Weighted average common shares outstanding—diluted	179,054	178,692	178,815	171,084

The accompanying notes are an integral part of these consolidated financial statements.

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(in thousands, except per share amounts)

	For the Nine Months Ended September 30,
	2009	2008
	(unaudited)
Operations:
Net investment income	$55,332	$178,999
Net realized gains (losses)	(158,255)	47,330
Net change in unrealized appreciation (depreciation)	(380,528)	(687,506)
Gain on repurchase of debt	83,532	—
Loss on extinguishment of debt	(117,497)	—

Net increase (decrease) in net assets resulting from operations	(517,416)	(461,177)

Shareholder distributions:
Common stock dividends	—	(340,381)

Net decrease in net assets resulting from shareholder distributions	—	(340,381)

Capital share transactions:
Sale of common stock	—	402,478
Issuance of common stock in lieu of cash distributions	—	3,751
Issuance of common stock upon exercise of stock options	489	—
Stock option expense	2,438	9,655
Net decrease in notes receivable from sale of common stock	409	841
Purchase of common stock held in deferred compensation trusts	—	(943)
Distribution of common stock held in deferred compensation trusts	—	27,335
Cancellation of stock options	(3,055)	—

Net increase (decrease) in net assets resulting from capital share transactions	280	443,117

Total increase (decrease) in net assets	(517,135)	(358,441)
Net assets at beginning of period	1,718,400	2,771,847

Net assets at end of period	$1,201,265	$2,413,406

Net asset value per common share	$6.70	$13.51

Common shares outstanding at end of period	179,362	178,692

The accompanying notes are an integral part of these consolidated financial statements.

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

	For the Nine Months Ended September 30,
	2009	2008
	(unaudited)
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$(517,416)	$(461,177)
Adjustments:
Portfolio investments	(118,095)	(1,019,750)
Principal collections related to investment repayments or sales	479,815	878,229
Collections of notes and other consideration received from sale of investments	171,030	16,316
Realized gains from the receipt of notes and other consideration from sale of investments	(577)	(1,886)
Realized losses	194,152	87,867
Gain on repurchase of debt	(83,532)	—
Redemption of (investments in) money market and other securities	(89,733)	187,838
Payment-in-kind interest and dividends, net of cash collections	(24,352)	(35,947)
Change in accrued interest and dividends	4,577	835
Net collection (amortization) of discounts and fees	(4,875)	(10,176)
Stock option expense	2,438	9,655
Impairment of long-lived asset	2,873	—
Changes in other assets and liabilities	(95,823)	(42,537)
Depreciation and amortization	1,169	1,752
Net change in unrealized (appreciation) or depreciation	380,528	687,506

Net cash provided by (used in) operating activities	302,179	298,525

Cash flows from financing activities:
Sale of common stock	—	402,478
Sale of common stock upon the exercise of stock options	489	—
Collections of notes receivable from sale of common stock	408	841
Borrowings under notes payable	—	193,000
Repurchase or repayment of notes payable	(224,357)	(153,000)
Net borrowings under (repayments on) revolver/bank term debt	—	(197,250)
Purchase of common stock held in deferred compensation trusts	—	(943)
Net change in restricted cash	(659)	—
Deferred financing costs	(65,725)	(8,611)
Other financing activities	—	(35)
Common stock dividends and distributions paid	—	(336,630)

Net cash provided by (used in) financing activities	(289,844)	(100,150)

Net increase (decrease) in cash	12,335	198,375
Cash at beginning of period	50,402	3,540

Cash at end of period	$62,737	$201,915

The accompanying notes are an integral part of these consolidated financial statements.

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INVESTMENTS

September 30, 2009 (unaudited)

(in thousands, except number of shares)

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Companies More Than 25% Owned
AGILE Fund I, LLC(5)	Equity Interests		$665	$417
(Private Equity Fund)

	Total Investment		665	417

AllBridge Financial, LLC	Senior Loan (6.6%, Due 12/09)	$1,311	1,311	1,311
(Asset Management)	Equity Interests		40,118	15,523

	Total Investment		41,429	16,834

Allied Capital Senior Debt Fund, L.P.(5)	Limited Partnership Interests		31,800	33,044
(Private Debt Fund)

	Total Investment		31,800	33,044

Avborne, Inc.(7)	Preferred Stock (12,500 shares)		—	904
(Business Services)	Common Stock (27,500 shares)		—	—

	Total Investment		—	904

Avborne Heavy Maintenance, Inc.(7)	Common Stock (2,750 shares)		—	—
(Business Services)

	Total Investment		—	—

Aviation Properties Corporation	Common Stock (100 shares)		93	—
(Business Services)

	Total Investment		93	—

Border Foods, Inc.	Senior Loan (12.9%, Due 3/12)	34,876	29,495	34,876
(Consumer Products)	Preferred Stock (100,000 shares)		12,721	16,585
	Common Stock (260,467 shares)		3,847	—

	Total Investment		46,063	51,461

Calder Capital Partners, LLC(5)	Senior Loan (12.5%, Due 5/09)(6)	4,496	4,496	1,100
(Asset Management)	Equity Interests		2,453	—

	Total Investment		6,949	1,100

Callidus Capital Corporation	Subordinated Debt (18.0%, Due 8/13)	20,939	20,939	15,165
(Asset Management)	Common Stock (100 shares)		—	—

	Total Investment		20,939	15,165

	Guaranty ($3,189)
Ciena Capital LLC	Senior Loan (5.5%, Due 3/09)(6)	319,031	319,031	102,232
(Financial Services)	Class B Equity Interests		119,436	—
	Class C Equity Interests		109,097	—

	Total Investment		547,564	102,232

	Guaranty ($5,000—See Note 3)
CitiPostal Inc.	Senior Loan (3.7%, Due 12/13)	692	683	683
(Business Services)	Unitranche Debt (12.0%, Due 12/13)	51,180	51,001	51,001
	Subordinated Debt (16.0%, Due 12/15)	10,265	10,265	10,265
	Common Stock (37,024 shares)		12,726	1,124

	Total Investment		74,675	63,073

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Coverall North America, Inc.	Unitranche Debt (12.0%, Due 7/11)	$31,627	$31,565	$31,565
(Business Services)	Subordinated Debt (15.0%, Due 7/11)	5,563	5,553	5,553
	Common Stock (763,333 shares)		14,362	21,261

	Total Investment		51,480	58,379

CR Holding, Inc.	Subordinated Debt (16.6%, Due 2/13)(6)	40,623	40,510	10,271
(Consumer Products)	Common Stock (32,090,696 shares)		28,744	—

	Total Investment		69,254	10,271

Crescent Equity Corp.(8)	Senior Loan (10.0%, Due 6/10)	433	433	433
(Business Services)	Subordinated Debt (11.0%, Due 9/11 - 6/17)(6)	32,202	32,112	4,203
	Common Stock (174 shares)		82,730	—

	Total Investment		115,275	4,636

	Guaranty ($900)
Direct Capital Corporation	Senior Loan (8.0%, Due 1/14)(6)	8,175	8,175	8,573
(Financial Services)	Subordinated Debt (16.0%, Due 3/13)(6)	55,671	55,496	7,139
	Common Stock (2,317,020 shares)		25,732	—

	Total Investment		89,403	15,712

Financial Pacific Company	Subordinated Debt (17.4%, Due 2/12 - 8/12)	68,967	68,870	41,417
(Financial Services)	Preferred Stock (9,458 shares)		8,865	—
	Common Stock (12,711 shares)		12,783	—

	Total Investment		90,518	41,417

Hot Light Brands, Inc.	Senior Loan (9.0%, Due 2/11)(6)	30,572	30,572	10,471
(Retail)	Common Stock (93,500 shares)		5,151	—

	Total Investment		35,723	10,471

Hot Stuff Foods, LLC	Senior Loan (3.7%, Due 2/11 - 2/12)	45,417	45,310	45,417
(Consumer Products)	Subordinated Debt (12.3%, Due 8/12 - 2/13)(6)	83,692	83,387	49,801
	Common Stock (1,147,453 shares)		56,187	—

	Total Investment		184,884	95,218

Huddle House, Inc.	Subordinated Debt (15.0%, Due 12/15)	19,544	19,494	19,494
(Retail)	Common Stock (358,428 shares)		36,348	7,651

	Total Investment		55,842	27,145

IAT Equity, LLC and Affiliates	Subordinated Debt (9.0%, Due 6/14)	6,000	6,000	6,000
d/b/a Industrial Air Tool (Industrial Products)	Equity Interests		7,500	9,948

	Total Investment		13,500	15,948

Impact Innovations Group, LLC	Equity Interests in Affiliate		—	322
(Business Services)

	Total Investment		—	322

Insight Pharmaceuticals Corporation	Subordinated Debt (15.0%, Due 9/12)	54,167	54,100	52,098
(Consumer Products)	Common Stock (155,000 shares)		40,413	10,419

	Total Investment		94,513	62,517

Jakel, Inc.	Subordinated Debt (15.5%, Due 3/08)(6)	748	748	374

(Industrial Products)	Total Investment		748	374

Knightsbridge CLO 2007-1 Ltd.(4)	Class E Notes (9.5%, Due 1/22)	18,700	18,700	11,160
(CLO)	Income Notes (13.3%)(11)		38,746	22,640

	Total Investment		57,446	33,800

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Knightsbridge CLO 2008-1 Ltd.(4)	Class C Notes (7.8%, Due 6/18)	$12,800	$12,800	$12,246
(CLO)	Class D Notes (8.8%, Due 6/18)	8,000	8,000	7,080
	Class E Notes (5.3%, Due 6/18)	13,200	11,081	9,798
	Income Notes (21.2%)(11)		21,327	20,112

	Total Investment		53,208	49,236

MVL Group, Inc.	Senior Loan (12.0%, Due 7/12)	25,260	25,256	25,256
(Business Services)	Subordinated Debt (14.5%, Due 7/12)	41,434	41,402	36,021
	Subordinated Debt (8.0%, Due 7/12)(6)	144	139	—
	Common Stock (560,716 shares)		555	—

	Total Investment		67,352	61,277

Penn Detroit Diesel Allison, LLC	Equity Interests		20,081	13,870

(Business Services)	Total Investment		20,081	13,870

Senior Secured Loan Fund LLC	Subordinated Certificates (8.4%)		165,248	165,000
(Private Debt Fund)	Equity Interests		1	—

	Total Investment		165,249	165,000

Service Champ, Inc.	Subordinated Debt (15.5%, Due 4/12)	27,566	27,515	27,515
(Business Services)	Common Stock (55,112 shares)		11,785	28,321

	Total Investment		39,300	55,836

Stag-Parkway, Inc.	Subordinated Debt (10.0%, Due 7/12)	19,044	19,000	19,000
(Business Services)	Common Stock (25,000 shares)		32,686	7,359

	Total Investment		51,686	26,359

Startec Equity, LLC	Equity Interests		211	—
(Telecommunications)

	Total Investment		211	—

Total companies more than 25% owned			$2,025,850	$1,032,018

Companies 5% to 25% Owned
10th Street, LLC	Subordinated Debt (13.0%, Due 11/14)	22,100	22,004	22,100
(Business Services)	Equity Interests		422	485
	Option		25	25

	Total Investment		22,451	22,610

Air Medical Group Holdings LLC	Senior Loan (4.3%, Due 3/11)	4,665	4,642	4,456
(Healthcare Services)	Equity Interests		2,993	20,000

	Total Investment		7,635	24,456

BB&T Capital Partners/Windsor
Mezzanine Fund, LLC(5)	Equity Interests		11,789	10,009
(Private Equity Fund)

	Total Investment		11,789	10,009

Driven Brands, Inc.	Subordinated Debt (16.6%, Due 7/15)	89,838	89,477	86,398
(Consumer Services)	Common Stock (3,772,098 shares)		9,516	2,500

	Total Investment		98,993	88,898

Multi-Ad Services, Inc.	Unitranche Debt (11.3%, Due 11/11)	2,508	2,491	2,488
(Business Services)	Equity Interests		1,737	1,206

	Total Investment		4,228	3,694

Pendum Acquisition, Inc.	Common Stock (8,872 shares)		—	—
(Business Services)

	Total Investment		—	—

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Postle Aluminum Company, LLC	Senior Loan (6.0%, Due 10/12)(6)	$35,000	$34,876	$15,308
(Industrial Products)	Subordinated Debt (3.0%, Due 10/12)(6)	23,953	23,868	—
	Equity Interests		2,174	—

	Total Investment		60,918	15,308

Progressive International	Preferred Stock (500 shares)		500	5,847
Corporation	Common Stock (197 shares)		13	153
(Consumer Products)	Warrants		—	—

	Total Investment		513	6,000

Regency Healthcare Group, LLC	Equity Interests		1,302	1,841

(Healthcare Services)
	Total Investment		1,302	1,841

SGT India Private Limited(4)	Common Stock (150,596 shares)		4,158	—
(Business Services)

	Total Investment		4,158	—

Soteria Imaging Services, LLC	Subordinated Debt (11.3%, Due 11/10)	4,250	4,204	4,154
(Healthcare Services)	Equity Interests		1,881	1,283

	Total Investment		6,085	5,437

Universal Environmental Services, LLC	Equity Interests		1,599	—
(Business Services)

	Total Investment		1,599	—

Total companies 5% to 25% owned			219,671	178,253

Companies Less Than 5% Owned
3SI Security Systems, Inc.	Subordinated Debt (16.6%, Due 8/13)(6)	29,548	29,473	14,865
(Consumer Products)

	Total Investment		29,473	14,865

Augusta Sportswear Group, Inc.	Common Stock (2,500 shares)		2,500	1,523
(Consumer Products)

	Total Investment		2,500	1,523

Axium Healthcare Pharmacy, Inc.	Subordinated Debt (8.0%, Due 3/15)	2,975	2,975	2,380
(Healthcare Services)

	Total Investment		2,975	2,380

BenefitMall Holdings Inc.	Subordinated Debt (18.0%, Due 6/14)	40,326	40,250	40,250
(Business Services)	Common Stock (39,274,290 shares)(12)		39,274	73,729
	Warrants(12)		—	—

	Total Investment		79,524	113,979

Broadcast Electronics, Inc.	Senior Loan (8.8%, Due 11/11)(6)	4,875	4,847	340
(Business Services)	Preferred Stock (2,044 shares)		—	—

	Total Investment		4,847	340

Bushnell, Inc.	Subordinated Debt (6.8%, Due 2/14)	41,325	40,161	30,204
(Consumer Products)

	Total Investment		40,161	30,204

Callidus Debt Partners	Class C Notes (12.9%, Due 12/13)(6)	19,420	19,527	2,935
CDO Fund I, Ltd.(4)(10)	Class D Notes (17.0%, Due 12/13)(6)	9,400	9,454	—
(CDO)

	Total Investment		28,981	2,935

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Callidus Debt Partners	Preferred Shares (23,600,000 shares)		$20,138	$2,199
CLO Fund III, Ltd.(4)(10) (CLO)

	Total Investment		20,138	2,199

Callidus Debt Partners	Class D Notes (5.1%, Due 4/20)	$3,000	2,160	1,653
CLO Fund IV, Ltd.(4)(10) (CLO)	Income Notes (0.0%)(11)		14,868	4,366

	Total Investment		17,028	6,019

Callidus Debt Partners	Income Notes (2.6%)(11)		13,521	4,625

CLO Fund V, Ltd.(4)(10) (CLO)
	Total Investment		13,521	4,625

Callidus Debt Partners	Class D Notes (6.5%, Due 10/21)	9,325	7,602	3,833
CLO Fund VI, Ltd.(4)(10) (CLO)	Income Notes (0.0%)(11)		29,144	4,155

	Total Investment		36,746	7,988

Callidus Debt Partners	Income Notes (0.0%)(11)		24,824	5,431
CLO Fund VII, Ltd.(4)(10) (CLO)

	Total Investment		24,824	5,431

Callidus MAPS CLO Fund I LLC(10) (CLO)	Class E Notes (5.8%, Due 12/17) Income Notes (0.0%)(11)	17,000	17,000 41,176	11,400 13,662

	Total Investment		58,176	25,062

Callidus MAPS CLO Fund II, Ltd.(4)(10) (CLO)	Class D Notes (4.8%, Due 7/22) Income Notes (0.9%)(11)	7,700	3,785 18,109	3,068 4,819

	Total Investment		21,894	7,887

Carlisle Wide Plank Floors, Inc. (Consumer Products)	Unitranche Debt (12.0%, Due 6/11) Common Stock (345,056 Shares)	1,644	1,637 345	1,533 —

	Total Investment		1,982	1,533

Catterton Partners VI, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		3,287	1,789

	Total Investment		3,287	1,789

Commercial Credit Group, Inc. (Financial Services)	Subordinated Debt (15.0%, Due 6/15) Preferred Stock (64,679 shares) Warrants	22,000	21,970 15,543	21,970 6,212

	Total Investment		37,513	28,182

Community Education Centers, Inc. (Education Services)	Subordinated Debt (19.5%, Due 11/13)	36,654	36,602	36,501

	Total Investment		36,602	36,501

Component Hardware Group, Inc. (Industrial Products)	Subordinated Debt (13.5%, Due 1/13)	18,921	18,876	16,587

	Total Investment		18,876	16,587

Cook Inlet Alternative Risk, LLC (Business Services)	Unitranche Debt (10.8%, Due 4/13) Equity Interests	87,600	87,286 552	69,000 —

	Total Investment		87,838	69,000

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Cortec Group Fund IV, L.P.(5) (Private Equity)	Limited Partnership Interest		$6,572	$3,812

	Total Investment		6,572	3,812

Digital VideoStream, LLC (Business Services)	Unitranche Debt (11.0%, Due 2/12) Convertible Subordinated Debt (10.0%, Due 2/16)	$13,203 4,894	13,155 4,883	12,825 4,883

	Total Investment		18,038	17,708

DirectBuy Holdings, Inc. (Consumer Products)	Subordinated Debt (16.0%, Due 5/13) Equity Interests	76,389	76,139 8,000	60,287 —

	Total Investment		84,139	60,287

Distant Lands Trading Co. (Consumer Products)	Senior Loan (6.3%, Due 11/11) Unitranche Debt (11.0%, Due 11/11) Common Stock (3,451 shares)	6,800 43,581	6,781 43,499 3,451	6,358 41,967 1,147

	Total Investment		53,731	49,472

Diversified Mercury Communications, LLC (Business Services)	Senior Loan (4.5%, Due 3/13)	2,814	2,803	2,525

	Total Investment		2,803	2,525

Dryden XVIII Leveraged Loan 2007 Limited(4) (CLO)	Class B Notes (5.0%, Due 10/19)(6) Income Notes (0.0%)(11)	9,092	7,872 23,164	2,355 2,415

	Total Investment		31,036	4,770

Dynamic India Fund IV(4)(5) (Private Equity Fund)	Equity Interests		9,350	7,982

	Total Investment		9,350	7,982

EarthColor, Inc. (Business Services)	Subordinated Debt (15.0%, Due 11/13)(6) Common Stock (63,438 shares)(12) Warrants(12)	123,819	123,385 63,438	— —

	Total Investment		186,823	—

eCentury Capital Partners, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		7,274	—

	Total Investment		7,274	—

eInstruction Corporation (Education Services)	Subordinated Debt (12.1%, Due 7/14-1/15) Common Stock (2,406 shares)	36,069	35,951 2,500	32,708 750

	Total Investment		38,451	33,458

Farley's & Sathers Candy Company, Inc. (Consumer Products)	Subordinated Debt (8.3%, Due 3/11)	2,500	2,496	2,492

	Total Investment		2,496	2,492

Fidus Mezzanine Capital, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		12,828	7,804

	Total Investment		12,828	7,804

Freedom Financial Network, LLC (Financial Services)	Subordinated Debt (13.5%, Due 2/14)	6,000	5,953	6,000

	Total Investment		5,953	6,000

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Geotrace Technologies, Inc. (Energy Services)	Warrants		$2,027	$2,300

	Total Investment		2,027	2,300

Gilchrist & Soames, Inc. (Consumer Products)	Subordinated Debt (13.4%, Due 10/13)	$25,304	25,186	23,101

	Total Investment		25,186	23,101

Havco Wood Products LLC (Industrial Products)	Equity Interests		910	—

	Total Investment		910	—

Higginbotham Insurance Agency, Inc. (Business Services)	Subordinated Debt (13.7%, Due 8/13 - 8/14) Common Stock (23,695 shares)(12) Warrant(12)	53,305	53,129 23,695 —	53,129 12,355 —

	Total Investment		76,824	65,484

The Homax Group, Inc. (Consumer Products)	Senior Loan (6.3%, Due 10/12) Subordinated Debt (14.5%, Due 4/14) Preferred Stock (76 shares) Common Stock (24 shares) Warrants	10,116 14,159	10,072 13,619 76 5 954	9,168 4,945 — — —

	Total Investment		24,726	14,113

Ideal Snacks Corporation (Consumer Products)	Senior Loan (8.5%, Due 6/10)	1,084	1,084	1,068

	Total Investment		1,084	1,068

Kodiak Fund LP(5) (Private Equity Fund)	Equity Interests		9,332	900

	Total Investment		9,332	900

Market Track Holdings, LLC (Business Services)	Senior Loan (8.0%, Due 6/14) Subordinated Debt (15.9%, Due 6/14)	2,500 24,600	2,450 24,504	2,392 23,166

	Total Investment		26,954	25,558

NetShape Technologies, Inc. (Industrial Products)	Senior Loan (4.0%, Due 2/13)	875	875	368

	Total Investment		875	368

Network Hardware Resale, Inc. (Business Services)	Unitranche Debt (12.8%, Due 12/11) Convertible Subordinated Debt (9.8%, Due 12/15)	16,330 15,953	16,382 16,000	16,330 16,000

	Total Investment		32,382	32,330

Novak Biddle Venture Partners III, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		2,018	1,037

	Total Investment		2,018	1,037

Oahu Waste Services, Inc. (Business Services)	Stock Appreciation Rights		206	406

	Total Investment		206	406

Pangaea CLO 2007-1 Ltd.(4) (CLO)	Class D Notes (5.3%, Due 1/21)	15,000	11,985	7,795

	Total Investment		11,985	7,795

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
PC Helps Support, LLC (Business Services)	Senior Loan (4.3%, Due 12/13) Subordinated Debt (12.8%, Due 12/13)	$8,299 27,121	$8,210 27,013	$7,763 25,572

	Total Investment		35,223	33,335

Performant Financial Corporation (Business Services)	Common Stock (478,816 shares)		734	920

	Total Investment		734	920

Promo Works, LLC (Business Services)	Unitranche Debt (12.3%, Due 12/11)	23,111	22,994	20,312

	Total Investment		22,994	20,312

Reed Group, Ltd. (Healthcare Services)	Senior Loan (6.4%, Due 12/13) Subordinated Debt (15.8%, Due 12/13) Equity Interests	12,060 19,076	11,929 19,013 1,800	9,530 14,924 —

	Total Investment		32,742	24,454

S.B. Restaurant Company (Retail)	Unitranche Debt (9.8%, Due 4/11) Preferred Stock (46,690 shares) Warrants	38,327	38,184 117 534	33,606 — —

	Total Investment		38,835	33,606

SPP Mezzanine Funding II, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		7,605	6,987

	Total Investment		7,605	6,987

STS Operating, Inc. (Industrial Products)	Subordinated Debt (11.0%, Due 1/13)	30,386	30,313	27,305

	Total Investment		30,313	27,305

Summit Energy Services, Inc. (Business Services)	Common Stock (415,982 shares)		1,861	2,150

	Total Investment		1,861	2,150

Tappan Wire & Cable Inc. (Business Services)	Unitranche Debt (15.0%, Due 8/14)(6) Common Stock (12,940 shares)(12) Warrant(12)	22,346	22,248 2,043 —	4,515 — —

	Total Investment		24,291	4,515

The Step2 Company, LLC (Consumer Products)	Unitranche Debt (11.0%, Due 4/12) Equity Interests	94,602	94,396 2,156	89,550 1,528

	Total Investment		96,552	91,078

Tradesmen International, Inc. (Business Services)	Subordinated Debt (12.0%, Due 12/12)	40,000	39,793	18,347

	Total Investment		39,793	18,347

TransAmerican Auto Parts, LLC (Consumer Products)	Subordinated Debt (18.3%, Due 11/12)(6) Equity Interests	24,561	24,409 1,033	— —

	Total Investment		25,442	—

Trover Solutions, Inc. (Business Services)	Subordinated Debt (12.0%, Due 11/12)	56,676	56,510	52,568

	Total Investment		56,510	52,568

United Road Towing, Inc. (Consumer Services)	Subordinated Debt (11.8%, Due 1/14)	19,060	18,988	18,792

	Total Investment		18,988	18,792

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Venturehouse-Cibernet Investors, LLC (Business Services)	Equity Interest		$—	$—

	Total Investment		—	—

WMA Equity Corporation and Affiliates d/b/a Wear Me Apparel (Consumer Products)	Subordinated Debt (16.8%, Due 4/13-4/14)(6) Common Stock (86 shares)	$139,455	138,559 39,549	71,345 —

	Total Investment		178,108	71,345

Webster Capital II, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		1,338	809

	Total Investment		1,338	809

Woodstream Corporation (Consumer Products)	Subordinated Debt (12.0%, Due 2/15) Common Stock (6,960 shares)	90,000	89,678 6,961	74,221 2,000

	Total Investment		96,639	76,221

Other companies	Other debt investments Other equity investments	37	(151 41)	(151 8)

	Total Investment		(110)	(143)

Total companies less than 5% owned			$1,948,748	$1,232,400

Total private finance (113 portfolio investments)			$4,194,269	$2,442,671

Commercial Real Estate Finance
(in thousands, except number of loans)

			September 30, 2009 (unaudited)
	Stated Interest Rate Ranges	Number of Loans	Cost	Value
Commercial Mortgage Loans
	Up to 6.99%	3	$32,143	$31,006
	7.00%–8.99%	2	1,876	1,864
	9.00%–10.99%	1	6,476	6,476
	11.00%–12.99%	1	10,479	6,319
	15.00% and above	2	3,970	4,848

Total commercial mortgage loans(13)			$54,944	$50,513

Real Estate Owned			$5,937	$6,179

Equity Interests(2)—Companies more than 25% owned			$13,185	$11,831

Total commercial real estate finance			$74,066	$68,523

Total portfolio			$4,268,335	$2,511,194

	Yield	Cost	Value
Investments in Money Market and Other Securities
First American Treasury Obligations Fund	—	$90,020	$90,020

Total		$90,020	$90,020

The accompanying notes are an integral part of these consolidated financial statements.

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INVESTMENTS

December 31, 2008

(in thousands, except number of shares)

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Companies More Than 25% Owned
AGILE Fund I, LLC(5) (Private Equity Fund)	Equity Interests		$694	$497

	Total Investment		694	497

AllBridge Financial, LLC (Asset Management)	Equity Interests		33,294	10,960

	Total Investment		33,294	10,960

	Standby Letter of Credit ($15,000)
Allied Capital Senior Debt Fund, L.P.(5) (Private Debt Fund)	Limited Partnership Interests		31,800	31,800

	Total Investment		31,800	31,800

Avborne, Inc.(7)	Preferred Stock (12,500 shares)		—	942
(Business Services)	Common Stock (27,500 shares)		—	—

	Total Investment		—	942

Avborne Heavy Maintenance, Inc.(7) (Business Services)	Common Stock (2,750 shares)		—	—

	Total Investment		—	—

Aviation Properties Corporation (Business Services)	Common Stock (100 shares)		93	—

	Total Investment		93	—

	Standby Letters of Credit ($1,000)
Border Foods, Inc.	Senior Loan (12.6%, Due 12/09 - 3/12)	$33,027	26,860	33,027
(Consumer Products)	Preferred Stock (100,000 shares)		12,721	11,851
	Common Stock (260,467 shares)		3,847	—

	Total Investment		43,428	44,878

Calder Capital Partners, LLC(5)	Senior Loan (10.5%, Due 5/09)(6)	4,496	4,496	953
(Asset Management)	Equity Interests		2,453	—

	Total Investment		6,949	953

Callidus Capital Corporation	Subordinated Debt (18.0%, Due 8/13 - 2/14)	16,068	16,068	16,068
(Asset Management)	Common Stock (100 shares)		—	34,377

	Total Investment		16,068	50,445

	Guaranty ($6,447)
Ciena Capital LLC	Senior Loan (5.5%, Due 3/09)(6)	319,031	319,031	104,883
(Financial Services)	Class B Equity Interests		119,436	—
	Class C Equity Interests		109,301	—

	Total Investment		547,768	104,883

	Guaranty ($5,000—See Note 3)
	Standby Letters of Credit ($102,600—See Note 3)
CitiPostal Inc.	Senior Loan (4.0%, Due 12/13)	692	681	681
(Business Services)	Unitranche Debt (12.0%, Due 12/13)	51,758	51,548	51,548
	Subordinated Debt (16.0%, Due 12/15)	9,114	9,114	9,114
	Common Stock (37,024 shares)		12,726	8,616

	Total Investment		74,069	69,959

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Coverall North America, Inc.	Unitranche Debt (12.0%, Due 7/11)	$32,035	$31,948	$31,948
(Business Services)	Subordinated Debt (15.0%, Due 7/11)	5,563	5,549	5,549
	Common Stock (763,333 shares)		14,361	17,968

	Total Investment		51,858	55,465

CR Holding, Inc.	Subordinated Debt (16.6%, Due 2/13)(6)	39,307	39,193	17,360
(Consumer Products)	Common Stock (32,090,696 shares)		28,744	—

	Total Investment		67,937	17,360

Crescent Equity Corp.(8)	Senior Loan (10.0%, Due 1/09)	433	433	433
(Business Services)	Subordinated Debt (11.0%, Due 9/11 - 6/17)	22,312	22,247	14,283
	Subordinated Debt (11.0%, Due 1/12 - 9/12)(6)	10,097	10,072	4,331
	Common Stock (174 shares)		81,255	4,580

	Total Investment		114,007	23,627

	Guaranty ($900)
	Standby Letters of Credit ($200)
Direct Capital Corporation	Subordinated Debt (16.0%, Due 3/13)(6)	55,671	55,496	13,530
(Financial Services)	Common Stock (2,317,020 shares)		25,732	—

	Total Investment		81,228	13,530

Financial Pacific Company	Subordinated Debt (17.4%, Due 2/12 - 8/12)	68,967	68,840	62,189
(Financial Services)	Preferred Stock (9,458 shares)		8,865	—
	Common Stock (12,711 shares)		12,783	—

	Total Investment		90,488	62,189

ForeSite Towers, LLC (Tower Leasing)	Equity Interest		—	889

	Total Investment		—	889

Global Communications, LLC (Business Services)	Senior Loan (10.0%, Due 9/02)(6)	1,335	1,335	1,335

	Total Investment		1,335	1,335

Hot Light Brands, Inc.	Senior Loan (9.0%, Due 2/11)(6)	30,522	30,522	13,678
(Retail)	Common Stock (93,500 shares)		5,151	—

	Total Investment		35,673	13,678

	Standby Letter of Credit ($105)
Hot Stuff Foods, LLC	Senior Loan (4.0%, Due 2/11 - 2/12)	53,597	53,456	42,378
(Consumer Products)	Subordinated Debt (12.4%, Due 8/12 - 2/13)(6)	83,692	83,387	—
	Common Stock (1,147,453 shares)		56,187	—

	Total Investment		193,030	42,378

Huddle House, Inc.	Subordinated Debt (15.0%, Due 12/12)	57,244	57,067	57,067
(Retail)	Common Stock (358,428 shares)		35,828	20,922

	Total Investment		92,895	77,989

IAT Equity, LLC and Affiliates d/b/a Industrial Air Tool (Industrial Products)	Subordinated Debt (9.0%, Due 6/14) Equity Interests	6,000	6,000 7,500	6,000 8,860

	Total Investment		13,500	14,860

Impact Innovations Group, LLC (Business Services)	Equity Interests in Affiliate		—	321

	Total Investment		—	321

Insight Pharmaceuticals Corporation	Subordinated Debt (15.0%, Due 9/12)	45,827	45,738	45,827
(Consumer Products)	Subordinated Debt (19.0%, Due 9/12)(6)	16,177	16,126	17,532
	Preferred Stock (25,000 shares)		25,000	4,068

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
	Common Stock (620,000 shares)		$6,325	—

	Total Investment		93,189	$67,427

Jakel, Inc. (Industrial Products)	Subordinated Debt (15.5%, Due 3/08)(6)	$748	748	374

	Total Investment		748	374

Knightsbridge CLO 2007-1 Ltd.(4)	Class E Notes (13.8%, Due 1/22)	18,700	18,700	14,866
(CLO)	Income Notes (14.9%)(11)		40,914	35,214

	Total Investment		59,614	50,080

Knightsbridge CLO 2008-1 Ltd.(4)	Class C Notes (9.3%, Due 6/18)	12,800	12,800	12,800
(CLO)	Class D Notes (10.3%, Due 6/18)	8,000	8,000	8,000
	Class E Notes (6.8%, Due 6/18)	13,200	10,573	10,573
	Income Notes (16.6%)(11)		21,315	21,315

	Total Investment		52,688	52,688

MHF Logistical Solutions, Inc. (Business Services)	Subordinated Debt (13.0%, Due 6/12 - 6/13)(6)	49,841	49,633	—
	Preferred Stock (10,000 shares)		—	—
	Common Stock (20,934 shares)		20,942	—

	Total Investment		70,575	—

MVL Group, Inc.	Senior Loan (12.0%, Due 6/09 - 7/09)	30,674	30,663	30,663
(Business Services)	Subordinated Debt (14.5%, Due 6/09 - 7/09)	41,074	40,994	40,994
	Subordinated Debt (3.0%, Due 6/09)(6)	144	139	86
	Common Stock (560,716 shares)		555	—

	Total Investment		72,351	71,743

Old Orchard Brands, LLC	Subordinated Debt (18.0%, Due 7/14)	18,951	18,882	18,882
(Consumer Products)	Equity Interests		16,857	27,763

	Total Investment		35,739	46,645

Penn Detroit Diesel Allison, LLC	Subordinated Debt (15.5%, Due 8/13)	37,984	37,869	37,869
(Business Services)	Equity Interests		18,873	21,100

	Total Investment		56,742	58,969

Service Champ, Inc.	Subordinated Debt (15.5%, Due 4/12)	27,050	26,984	26,984
(Business Services)	Common Stock (55,112 shares)		11,785	21,156

	Total Investment		38,769	48,140

Stag-Parkway, Inc.	Unitranche Debt (14.0%, Due 7/12)	17,975	17,920	17,962
(Business Services)	Common Stock (25,000 shares)		32,686	6,968

	Total Investment		50,606	24,930

Startec Equity, LLC (Telecommunications)	Equity Interests		211	332

	Total Investment		211	332

Senior Secured Loan Fund LLC	Subordinated Certificates (12.0)%		125,423	125,423
(Private Debt Fund)	Equity Interests		1	1

	Total Investment		125,424	125,424

Worldwide Express Operations, LLC	Subordinated Debt (14.0%, Due 2/14)(6)	2,865	2,722	2,032
(Business Services)	Equity Interests		11,384	—
	Warrants		144	—

	Total Investment		14,250	2,032

Total companies more than 25% owned			$2,167,020	$1,187,722

Companies 5% to 25% Owned
10th Street, LLC	Subordinated Debt (13.0%, Due 11/14)	21,439	21,329	21,439

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
(Business Services)	Equity Interests		$422	$975
	Option		25	25

	Total Investment		21,776	22,439

Advantage Sales & Marketing, Inc.	Subordinated Debt (12.0%, Due 3/14)	$158,617	158,132	135,000
(Business Services)	Equity Interests		—	5,000

	Total Investment		158,132	140,000

Air Medical Group Holdings LLC	Senior Loan (3.3%, Due 3/11)	3,360	3,326	3,139
(Healthcare Services)	Equity Interests		2,993	10,800

	Total Investment		6,319	13,939

Alpine ESP Holdings, Inc.	Preferred Stock (701 shares)		701	—
(Business Services)	Common Stock (11,657 shares)		13	—

	Total Investment		714	—

Amerex Group, LLC	Subordinated Debt (12.3%, Due 1/13)	8,789	8,784	8,784
(Consumer Products)	Equity Interests		3,508	9,932

	Total Investment		12,292	18,716

BB&T Capital Partners/Windsor
Mezzanine Fund, LLC(5) (Private Equity Fund)	Equity Interests		11,789	11,063

	Total Investment		11,789	11,063

Becker Underwood, Inc.	Subordinated Debt (14.5%, Due 8/12)	25,503	25,450	25,502
(Industrial Products)	Common Stock (4,376 shares)		5,014	2,267

	Total Investment		30,464	27,769

Drew Foam Companies, Inc.	Preferred Stock (622,555 shares)		623	512
(Business Services)	Common Stock (6,286 shares)		6	—

	Total Investment		629	512

Driven Brands, Inc.	Subordinated Debt (16.5%, Due 7/15)	84,106	83,698	83,698
(Consumer Services)	Common Stock (3,772,098 shares)		9,516	4,855

	Total Investment		93,214	88,553

Hilden America, Inc. (Consumer Products)	Common Stock (19 shares)		454	76

	Total Investment		454	76

Lydall Transport, Ltd. (Business Services)	Equity Interests		432	345

	Total Investment		432	345

Multi-Ad Services, Inc.	Unitranche Debt (11.3%, Due 11/11)	3,018	2,995	2,941
(Business Services)	Equity Interests		1,737	1,782

	Total Investment		4,732	4,723

Progressive International
Corporation (Consumer Products)	Preferred Stock (500 shares) Common Stock (197 shares) Warrants		500 13 —	1,125 4,600 —

	Total Investment		513	5,725

Regency Healthcare Group, LLC	Unitranche Debt (11.1%, Due 6/12)	10,901	10,855	10,825
(Healthcare Services)	Equity Interests		1,302	2,050

	Total Investment		12,157	12,875

SGT India Private Limited(4) (Business Services)	Common Stock (150,596 shares)		4,137	—

	Total Investment		4,137	—

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Soteria Imaging Services, LLC	Subordinated Debt (11.3%, Due 11/10)	$4,250	$4,167	$4,054
(Healthcare Services)	Equity Interests		1,881	1,971

	Total Investment		6,048	6,025

Triax Holdings, LLC	Subordinated Debt (21.0%, Due 2/12)(6)	10,625	10,587	—
(Consumer Products)	Equity Interests		16,528	—

	Total Investment		27,115	—

Universal Environmental Services, LLC (Business Services)	Equity Interests		1,599	—

	Total Investment		1,599	—

Total companies 5% to 25% owned			$392,516	$352,760

Companies Less Than 5% Owned
3SI Security Systems, Inc. (Consumer Products)	Subordinated Debt (14.6%, Due 8/13)	$29,200	$29,118	$28,170

	Total Investment		29,118	28,170

Abraxas Corporation (Business Services)	Subordinated Debt (14.6%, Due 4/13)	36,822	36,662	36,170

	Total Investment		36,662	36,170

Augusta Sportswear Group, Inc.	Subordinated Debt (13.0%, Due 1/15)	53,000	52,825	52,406
(Consumer Products)	Common Stock (2,500 shares)		2,500	1,400

	Total Investment		55,325	53,806

Axium Healthcare Pharmacy, Inc.	Senior Loan (14.0%, Due 12/12)	3,750	3,724	3,654
(Healthcare Services)	Unitranche Debt (14.0%, Due 12/12)	8,500	8,471	7,908
	Common Stock (22,860 shares)		2,286	100

	Total Investment		14,481	11,662

Baird Capital Partners IV Limited(5) (Private Equity Fund)	Limited Partnership Interest		3,636	2,978

	Total Investment		3,636	2,978

BenefitMall Holdings Inc.	Subordinated Debt (18.0%, Due 6/14)	40,326	40,238	40,238
(Business Services)	Common Stock (39,274,290 shares)(12)		39,274	91,149
	Warrants(12)		—	—

	Total Investment		79,512	131,387

Broadcast Electronics, Inc.	Senior Loan (8.8%, Due 11/11)(6)	4,912	4,884	773
(Business Services)	Preferred Stock (2,044 shares)		—	—

	Total Investment		4,884	773

Bushnell, Inc. (Consumer Products)	Subordinated Debt (8.0%, Due 2/14)	41,325	40,003	35,794

	Total Investment		40,003	35,794

Callidus Debt Partners CDO Fund I, Ltd.(4)(10)	Class C Notes (12.9%, Due 12/13)	18,800	18,907	10,116
(CDO)	Class D Notes (17.0%, Due 12/13)	9,400	9,454	—

	Total Investment		28,361	10,116

Callidus Debt Partners CLO Fund III, Ltd.(4)(10) (CLO)	Preferred Shares (23,600,000 shares)		20,138	5,402

	Total Investment		20,138	5,402

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Callidus Debt Partners CLO Fund IV, Ltd.(4)(10)	Class D Notes (9.1%, Due 4/20)	$3,000	$2,045	$1,445
(CLO)	Income Notes (13.2%)(11)		14,591	10,628

	Total Investment		16,636	12,073

Callidus Debt Partners CLO Fund V, Ltd.(4)(10) (CLO)	Income Notes (16.4%)(11)		13,388	10,331

	Total Investment		13,388	10,331

Callidus Debt Partners CLO Fund VI, Ltd.(4)(10)	Class D Notes (9.8%, Due 10/21)	9,000	7,144	3,929
(CLO)	Income Notes (17.8%)(11)		28,314	23,090

	Total Investment		35,458	27,019

Callidus Debt Partners CLO Fund VII, Ltd.(4)(10) (CLO)	Income Notes (11.4%)(11)		24,026	15,361

	Total Investment		24,026	15,361

Callidus MAPS CLO Fund I LLC(10)	Class E Notes (7.0%, Due 12/17)	17,000	17,000	9,813
(CLO)	Income Notes (4.0%)(11)		45,053	27,678

	Total Investment		62,053	37,491

Callidus MAPS CLO Fund II, Ltd.(4)(10)	Class D Notes (8.8%, Due 7/22)	7,700	3,555	2,948
(CLO)	Income Notes (13.3%)(11)		18,393	12,626

	Total Investment		21,948	15,574

Carlisle Wide Plank Floors, Inc.	Senior Loan (6.1%, Due 6/11)	1,000	998	953
(Consumer Products)	Unitranche Debt (14.5%, Due 6/11)	3,161	3,139	3,047
	Preferred Stock (345,056 Shares)		345	82

	Total Investment		4,482	4,082

Catterton Partners VI, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		2,812	2,356

	Total Investment		2,812	2,356

Centre Capital Investors V, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		3,049	2,344

	Total Investment		3,049	2,344

CK Franchising, Inc.	Subordinated Debt (12.3%, Due 7/12 - 7/17)	21,000	20,912	20,912
	Preferred Stock (1,281,887 shares)		1,282	1,592
	Common Stock (7,585,549 shares)		7,586	10,600

	Total Investment		29,780	33,104

Commercial Credit Group, Inc.	Subordinated Debt (15.0%, Due 6/15)	19,000	18,970	18,970
(Financial Services)	Preferred Stock (64,679 shares)		15,543	9,073
	Warrants		—	—

	Total Investment		34,513	28,043

Community Education Centers, Inc. (Education Services)	Subordinated Debt (14.5%, Due 11/13)	35,548	35,486	34,056

	Total Investment		35,486	34,056

Component Hardware Group, Inc. (Industrial Products)	Subordinated Debt (13.5%, Due 1/13)	18,710	18,654	18,261

	Total Investment		18,654	18,261

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
Cook Inlet Alternative Risk, LLC	Unitranche Debt (10.8%, Due 4/13)	$90,000	$89,619	$82,839
(Business Services)	Equity Interests		552	—

	Total Investment		90,171	82,839

Cortec Group Fund IV, L.P.(5) (Private Equity)	Limited Partnership Interest		4,647	3,445

	Total Investment		4,647	3,445

Diversified Mercury Communications, LLC (Business Services)	Senior Loan (4.5%, Due 3/13)	2,972	2,958	2,692

	Total Investment		2,958	2,692

Digital VideoStream, LLC	Unitranche Debt (11.0%, Due 2/12)	14,097	14,032	14,003
(Business Services)	Convertible Subordinated Debt (10.0%, Due 2/16)	4,545	4,533	4,700

	Total Investment		18,565	18,703

DirectBuy Holdings, Inc.	Subordinated Debt (14.5%, Due 5/13)	75,909	75,609	71,703
(Consumer Products)	Equity Interests		8,000	3,200

	Total Investment		83,609	74,903

Distant Lands Trading Co.	Senior Loan (7.5%, Due 11/11)	4,825	4,800	4,501
(Consumer Products)	Unitranche Debt (12.3%, Due 11/11)	43,133	43,022	42,340
	Common Stock (3,451 shares)		3,451	984

	Total Investment		51,273	47,825

Dryden XVIII Leveraged	Class B Notes (8.0%, Due 10/19)	9,000	7,728	4,535
Loan 2007 Limited(4) (CLO)	Income Notes (16.0%)(11)		22,080	17,477

	Total Investment		29,808	22,012

Dynamic India Fund IV(4)(5) (Private Equity Fund)	Equity Interests		9,350	8,966

	Total Investment		9,350	8,966

EarthColor, Inc.	Subordinated Debt (15.0%, Due 11/13)(6)	123,819	123,385	77,243
(Business Services)	Common Stock (63,438 shares)(12)		63,438	—
	Warrants(12)		—	—

	Total Investment		186,823	77,243

eCentury Capital Partners, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		7,274	1,431

	Total Investment		7,274	1,431

eInstruction Corporation	Subordinated Debt (12.6%, Due 7/14-1/15)	33,931	33,795	31,670
(Education Services)	Common Stock (2,406 shares)		2,500	1,700

	Total Investment		36,295	33,370

Farley's & Sathers Candy Company, Inc. (Consumer Products)	Subordinated Debt (10.1%, Due 3/11)	2,500	2,493	2,365

	Total Investment		2,493	2,365

FCP-BHI Holdings, LLC	Subordinated Debt (12.0%, Due 9/13)	27,284	27,191	25,640
d/b/a Bojangles' (Retail)	Equity Interests		1,029	1,700

	Total Investment		28,220	27,340

Fidus Mezzanine Capital, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		9,597	6,754

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
	Total Investment		$9,597	$6,754

Freedom Financial Network, LLC (Financial Services)	Subordinated Debt (13.5%, Due 2/14)	$13,000	12,945	12,811

	Total Investment		12,945	12,811

Geotrace Technologies, Inc. (Energy Services)	Warrants		2,027	3,000

	Total Investment		2,027	3,000

Gilchrist & Soames, Inc.	Subordinated Debt (13.4%, Due 10/13)	25,800	25,660	24,692

	Total Investment		25,660	24,692

Havco Wood Products LLC (Industrial Products)	Equity Interests		910	400

	Total Investment		910	400

Higginbotham Insurance Agency, Inc.	Subordinated Debt (13.7%, Due 8/13-8/14)	53,305	53,088	53,088
(Business Services)	Common Stock (23,695 shares)(12)		23,695	27,335
	Warrant(12)		—	—

	Total Investment		76,783	80,423

The Hillman Companies, Inc.(3) (Consumer Products)	Subordinated Debt (10.0%, Due 9/11)	44,580	44,491	44,345

	Total Investment		44,491	44,345

The Homax Group, Inc.	Senior Loan (7.2%, Due 10/12)	11,785	11,742	10,689
(Consumer Products)	Subordinated Debt (14.5%, Due 4/14)	14,000	13,371	12,859
	Preferred Stock (76 shares)		76	—
	Common Stock (24 shares)		5	—
	Warrants		954	—

	Total Investment		26,148	23,548

Ideal Snacks Corporation (Consumer Products)	Senior Loan (5.3%, Due 6/10)	1,496	1,496	1,438

	Total Investment		1,496	1,438

Kodiak Fund LP(5) (Private Equity Fund)	Equity Interests		9,422	900

	Total Investment		9,422	900

Market Track Holdings, LLC	Senior Loan (8.0%, Due 6/14)	2,500	2,450	2,352
(Business Services)	Subordinated Debt (15.9%, Due 6/14)	24,600	24,488	23,785

	Total Investment		26,938	26,137

NetShape Technologies, Inc. (Industrial Products)	Senior Loan (5.3%, Due 2/13)	382	382	346

	Total Investment		382	346

Network Hardware Resale, Inc.	Unitranche Debt (12.5%, Due 12/11)	18,734	18,809	18,703
(Business Services)	Convertible Subordinated Debt
	(9.8%, Due 12/15)	14,533	14,585	14,585

	Total Investment		33,394	33,288

Novak Biddle Venture Partners III, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		2,018	1,349

	Total Investment		2,018	1,349

Oahu Waste Services, Inc. (Business Services)	Stock Appreciation Rights		206	750

	Total Investment		206	750

Pangaea CLO 2007-1 Ltd.(4) (CLO)	Class D Notes (9.2%, Due 10/21)	15,000	11,761	7,114

	Total Investment		11,761	7,114

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
PC Helps Support, LLC	Senior Loan (4.8%, Due 12/13)	$8,610	$8,520	$8,587
(Business Services)	Subordinated Debt (13.3%, Due 12/13)	28,136	28,009	28,974

	Total Investment		36,529	37,561

Performant Financial Corporation (Business Services)	Common Stock (478,816 shares)		734	200

	Total Investment		734	200

Peter Brasseler Holdings, LLC (Business Services)	Equity Interests		3,451	2,900

	Total Investment		3,451	2,900

PharMEDium Healthcare Corporation (Healthcare Services)	Senior Loan (4.3%, Due 10/13)	1,910	1,910	1,747

	Total Investment		1,910	1,747

Postle Aluminum Company, LLC	Unitranche Debt (13.0%, Due 10/12)(6)	58,953	58,744	9,978
(Industrial Products)	Equity Interests		2,174	—

	Total Investment		60,918	9,978

Pro Mach, Inc.	Subordinated Debt (12.5%, Due 6/12)	14,616	14,573	14,089
(Industrial Products)	Equity Interests		1,294	1,900

	Total Investment		15,867	15,989

Promo Works, LLC (Business Services)	Unitranche Debt (12.3%, Due 12/11)	23,111	22,954	21,266

	Total Investment		22,954	21,266

Reed Group, Ltd.	Senior Loan (7.6%, Due 12/13)	12,893	12,758	11,502
(Healthcare Services)	Subordinated Debt (13.8%, Due 12/13)	18,543	18,469	16,683
	Equity Interests		1,800	300

	Total Investment		33,027	28,485

S.B. Restaurant Company	Unitranche Debt (9.8%, Due 4/11)	36,501	36,295	34,914
(Retail)	Preferred Stock (46,690 shares)		117	117
	Warrants		534	—

	Total Investment		36,946	35,031

	Standby Letters of Credit ($2,465)
Snow Phipps Group, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		4,785	4,374

	Total Investment		4,785	4,374

SPP Mezzanine Funding II, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		9,362	9,269

	Total Investment		9,362	9,269

STS Operating, Inc. (Industrial Products)	Subordinated Debt (11.0%, Due 1/13)	30,386	30,296	29,745

	Total Investment		30,296	29,745

Summit Energy Services, Inc.	Subordinated Debt (11.6%, Due 8/13)	35,730	35,547	32,113
	Common Stock (415,982 shares)		1,861	1,900

	Total Investment		37,408	34,013

Tank Intermediate Holding Corp.	Senior Loan (7.1%, Due 9/14)	30,514	29,539	25,937
	Total Investment		29,539	25,937

Tappan Wire & Cable Inc.	Unitranche Debt (15.0%, Due 8/14)	22,346	22,248	15,625
(Business Services)	Common Stock (12,940 shares)(12)		2,043	—
	Warrant(12)		—	—

Private Finance Portfolio Company	Investment(1)(2)	Principal	Cost	Value
	Total Investment		$24,291	$15,625

The Step2 Company, LLC	Unitranche Debt (11.0%, Due 4/12)	$95,083	94,816	90,474
(Consumer Products)	Equity Interests		2,156	1,161

	Total Investment		96,972	91,635

Tradesmen International, Inc. (Business Services)	Subordinated Debt (12.0%, Due 12/12)	40,000	39,586	37,840

	Total Investment		39,586	37,840

TransAmerican Auto Parts, LLC	Subordinated Debt (16.3%, Due 11/12)(6)	24,561	24,409	—
(Consumer Products)	Equity Interests		1,034	—

	Total Investment		25,443	—

Trover Solutions, Inc. (Business Services)	Subordinated Debt (12.0%, Due 11/12)	60,054	59,847	57,362

	Total Investment		59,847	57,362

United Road Towing, Inc. (Consumer Services)	Subordinated Debt (12.1%, Due 1/14)	20,000	19,915	20,000

	Total Investment		19,915	20,000

Venturehouse-Cibernet Investors, LLC (Business Services)	Equity Interest		—	—

	Total Investment		—	—

VICORP Restaurants, Inc. (Retail)	Warrants		33	—

	Total Investment		33	—

WMA Equity Corporation and Affiliates		139,455	138,559	63,823
d/b/a Wear Me Apparel	Subordinated Debt (16.8%, Due 4/13-4/14)(6)		39,721	—
(Consumer Products)	Common Stock (86 shares)

	Total Investment		178,280	63,823

Webster Capital II, L.P.(5) (Private Equity Fund)	Limited Partnership Interest		1,702	1,481

	Total Investment		1,702	1,481

Woodstream Corporation	Subordinated Debt (12.0%, Due 2/15)	90,000	89,633	83,258
(Consumer Products)	Common Stock (6,960 shares)		6,961	2,500

	Total Investment		96,594	85,758

York Insurance Services Group, Inc. (Business Services)	Common Stock (12,939 shares)		1,294	1,700

	Total Investment		1,294	1,700

Other companies	Other debt investments	155	74	72
	Other equity investments		30	8

	Total Investment		104	80

Total companies less than 5% owned			$2,317,856	$1,858,581

Total private finance (138 portfolio investments)			$4,877,392	$3,399,063

Commercial Real Estate Finance
(in thousands, except number of loans)

			December 31, 2008
	Stated Interest Rate Ranges	Number of Loans
			Cost	Value
Commercial Mortgage Loans
	Up to 6.99%	4	$30,999	$30,537
	7.00%–8.99%	1	644	580
	9.00%–10.99%	1	6,465	6,465
	11.00%–12.99%	1	10,469	9,391
	15.00% and above	2	3,970	6,529

Total commercial mortgage loans(13)			$52,547	$53,502

Real Estate Owned			$18,201	$20,823

Equity Interests(2)—Companies more than 25% owned			$14,755	$19,562

Guarantees ($6,871)
Standby Letter of Credit ($650)
Total commercial real estate finance			$85,503	$93,887

Total portfolio			$4,962,895	$3,492,950

	Yield	Cost	Value
Investments in Money Market and Other Securities
SEI Daily Income Tr Prime Obligation Money Market Fund	0.9%	$5	$5
Columbia Treasury Reserves Fund	—	12	12
Other Money Market Funds	—	270	270

Total		$287	$287

(1)
Interest rates represent the weighted average annual stated interest rate on loans and debt securities, which are presented by nature of indebtedness for a single issuer. The maturity dates represent the earliest and the latest maturity dates.

(2)
Common stock, preferred stock, warrants, options, and equity interests are generally non-income producing and restricted.

(3)
Public company.

(4)
Non-U.S. company or principal place of business outside the U.S.

(5)
Non-registered investment company.

(6)
Loan or debt security is on non-accrual status and therefore is considered non-income producing.

(7)
Avborne, Inc. and Avborne Heavy Maintenance, Inc. are affiliated companies.

(8)
Crescent Equity Corp. holds investments in Crescent Hotels & Resorts, LLC and affiliates.

(10)
The fund is managed by Callidus Capital, a portfolio company of Allied Capital.

(11)
Represents the effective interest yield earned on the cost basis of these preferred equity investments and income notes. The yield is included in interest income in the consolidated statement of operations.

(12)
Common stock is non-voting. In addition to non-voting stock ownership, the Company has an option to acquire a majority of the voting securities of the portfolio company at fair market value.

(13)
Commercial mortgage loans totaling $7.7 million at value were on non-accrual status and therefore were considered non-income producing.

The accompanying notes are an integral part of these consolidated financial statements.

 ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Organization

              Allied Capital Corporation, a Maryland corporation, is a closed-end, non-diversified management investment company that has elected to be regulated as a business development company ("BDC") under the Investment Company Act of 1940 ("1940 Act"). Allied Capital Corporation ("ACC") has a real estate investment trust subsidiary, Allied Capital REIT, Inc. ("Allied REIT"), and several subsidiaries that are single member limited liability companies established for specific purposes including holding real estate properties. ACC also has a subsidiary, A.C. Corporation ("AC Corp"), that generally provides diligence and structuring services, as well as transaction, management, consulting, and other services, including underwriting and arranging senior loans, to the Company, its portfolio companies and its managed funds.

              ACC and its subsidiaries, collectively, are referred to as the "Company." The Company consolidates the results of its subsidiaries for financial reporting purposes.

              Pursuant to Accounting Standards Codification ("ASC") Topic 810 "Consolidations", the financial results of the Company's portfolio investments are not consolidated in the Company's financial statements. Portfolio investments are held for purposes of deriving investment income and future capital gains.

              The investment objective of the Company is to achieve current income and capital gains. In order to achieve this objective, the Company has primarily invested in debt and equity securities of private companies in a variety of industries.

Note 2.   Summary of Significant Accounting Policies

              The consolidated financial statements include the accounts of ACC and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 2008 balances to conform with the 2009 financial statement presentation.

              In June 2009, the FASB issued SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," which was primarily codified into ASC Topic 105, "Generally Accepted Accounting Standards." This standard is the single source of authoritative non-governmental U.S. generally accepted accounting principles ("GAAP"), superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), Emerging Issues Task Force ("EITF"), and related accounting literature. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. This guidance is effective for financial statements issued for reporting periods that end after September 15, 2009. This guidance impacts the Company's consolidated financial statements and related disclosures as all references to authoritative literature reflect the newly adopted codification.

              The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with GAAP for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete consolidated financial statements. In the opinion of management, the unaudited consolidated financial results of the Company included herein contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company as of September 30, 2009, the results of operations for the three and nine months ended September 30, 2009 and 2008, and changes in net assets and cash flows for the nine months ended September 30, 2009 and 2008. The results of operations for the three and nine months ended September 30, 2009, are not necessarily indicative of the operating results to be expected for the full year.

              The private finance portfolio and the interest and related portfolio income and net realized gains (losses) on the private finance portfolio are presented in three categories: companies more than 25% owned, which represent portfolio companies where the Company directly or indirectly owns more than 25% of the outstanding voting securities of such portfolio company or where the Company controls the portfolio company's board of directors and, therefore, are deemed controlled by the Company under the 1940 Act; companies owned 5% to 25%, which represent portfolio companies where the Company directly or indirectly owns 5% to 25% of the outstanding voting securities of such portfolio company or where the Company holds one or more seats on the portfolio company's board of directors and, therefore, are deemed to be an affiliated person under the 1940 Act; and companies less than 5% owned which represent portfolio companies where the Company directly or indirectly owns less than 5% of the outstanding voting securities of such portfolio company and where the Company has no other affiliations with such portfolio company. The interest and related portfolio income and net realized gains (losses) from the commercial real estate finance portfolio and other sources, including investments in money market and other securities, are included in the companies less than 5% owned category on the consolidated statement of operations.

              In the ordinary course of business, the Company enters into transactions with portfolio companies that may be considered related party transactions.

              The Company, as a BDC, has invested in illiquid securities including debt and equity securities of portfolio companies, CLO bonds and preferred shares/income notes, CDO bonds and investment funds. The Company's investments may be subject to certain restrictions on resale and generally have no established trading market. The Company values substantially all of its investments at fair value as determined in good faith by the Board of Directors in accordance with the Company's valuation policy and the provisions of the 1940 Act and ASC Topic 820 "Financial Instruments," which codified FASB Statement No. 157, Fair Value Measurements. The Company determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. The Company's valuation policy considers the fact that no ready market exists for substantially all of the securities in which it invests and that fair value for its investments must typically be determined using unobservable inputs. The Company's valuation policy is intended to provide a consistent basis for determining the fair value of the portfolio.

              The Company adopted the standards in ASC Topic 820 on a prospective basis in the first quarter of 2008. These standards require the Company to assume that the portfolio investment is to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with the standards, the Company has considered its principal market, or the market in which the Company exits its portfolio investments with the greatest volume and level of activity.

              The Company has determined that for its buyout investments, where the Company has control or could gain control through an option or warrant security, both the debt and equity securities of the portfolio investment would exit in the merger and acquisition ("M&A") market as the principal market generally through a sale or recapitalization of the portfolio company. The Company believes that the in-use premise of value (as defined in ASC Topic 820), which assumes the debt and equity securities are sold together, is appropriate as this would provide maximum proceeds to the seller. As a result, the Company uses the enterprise value methodology to determine the fair value of these investments. Enterprise value means the entire value of the company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. Enterprise value is determined using various factors, including cash flow from operations of the portfolio company, multiples at which private companies are bought and sold, and other pertinent factors, such as recent offers to purchase a portfolio company, recent transactions involving the purchase or sale of the portfolio company's equity securities, liquidation events, or other events. The Company allocates the enterprise value to these securities in order of the legal priority of the securities.

              While the Company typically exits its securities upon the sale or recapitalization of the portfolio company in the M&A market, for investments in portfolio companies where the Company does not have control or the ability to gain control through an option or warrant security, the Company cannot typically control the exit of its investment into its principal market (the M&A market). As a result, in accordance with ASC Topic 820, the Company is required to determine the fair value of these investments assuming a sale of the individual investment (the in-exchange premise of value) in a hypothetical market to a hypothetical market participant. The Company continues to perform an enterprise value analysis for the investments in this category to assess the credit risk of the loan or debt security and to determine the fair value of its equity investment in these portfolio companies. The determined equity values are generally discounted when the Company has a minority ownership position, restrictions on resale, specific concerns about the receptivity of the capital markets to a specific company at a certain time, or other factors. For loan and debt securities, the Company performs a yield analysis assuming a hypothetical current sale of the investment. The yield analysis requires the Company to estimate the expected repayment date of the instrument and a market participant's required yield. The Company's estimate of the expected repayment date of a loan or debt security may be shorter than the legal maturity of the instruments as the Company's loans have historically been repaid prior to the maturity date. The yield analysis considers changes in interest rates and changes in leverage levels of the loan or debt security as compared to market interest rates and leverage levels. Assuming the credit quality of the loan or debt security remains stable, the Company will use the value determined by the yield analysis as the fair value for that security. A change in the assumptions that the Company uses to estimate the fair value of its loans and debt securities using the yield analysis could have a material impact on the determination of fair value. If there is deterioration in credit quality or a loan or debt security is in workout status, the Company may consider other factors in determining the fair value of a loan or debt security, including the value attributable to the loan or debt security from the enterprise value of the portfolio company or the proceeds that would be received in a liquidation analysis.

              The Company's equity investments in private debt and equity funds are generally valued based on the fund's net asset value, unless other factors lead to a determination of fair value at a different amount. The value of the Company's equity securities in public companies for which quoted prices in an active market are readily available is based on the closing public market price on the measurement date.

              The fair value of the Company's CLO bonds and preferred shares/income notes and CDO bonds ("CLO/CDO Assets") is generally based on a discounted cash flow model that utilizes prepayment, re-investment, loss and ratings assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow, and comparable yields for similar bonds and preferred shares/ income notes, when available. The Company recognizes unrealized appreciation or depreciation on its CLO/CDO Assets as comparable yields in the market change and/or based on changes in estimated cash flows resulting from changes in prepayment, re-investment, loss or ratings assumptions in the underlying collateral pool or changes in redemption assumptions for the CLO/CDO Assets, if applicable. The Company determines the fair value of its CLO/CDO Assets on an individual security-by-security basis.

              The Company records unrealized depreciation on investments when it determines that the fair value of a security is less than its cost basis, and records unrealized appreciation when it determines that the fair value is greater than its cost basis. Because of the inherent uncertainty of valuation, the values determined at the measurement date may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the values determined at the measurement date. In accordance with ASC Topic 820 (discussed below), the Company does not consider a transaction price that is associated with a transaction that is not orderly to be indicative of fair value or market participant risk premiums, and accordingly would place little, if any, weight on transactions that are not orderly in determining fair value. When considering recent potential or completed transactions, the Company uses judgment in determining if such offers or transactions were pursuant to an orderly process for purposes of determining how much weight is placed on these data points in accordance with the applicable guidelines in ASC Topic 820.

    Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

              Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the cost basis of the investment without regard to unrealized appreciation or depreciation previously recognized, and include investments charged off during the period, net of recoveries. Net change in unrealized appreciation or depreciation primarily reflects the change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized. Net change in unrealized appreciation or depreciation also reflects the change in the value of U.S. Treasury bills, when applicable, and depreciation on accrued interest and dividends receivable and other assets where collection is doubtful.

    Interest and Dividend Income

              Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. For loans and debt securities with contractual payment-in-kind interest, which represents contractual interest accrued and added to the loan balance that generally becomes due at maturity, the Company will not accrue payment-in-kind interest if the portfolio company valuation indicates that the payment-in-kind interest is not collectible. In general, interest is not accrued on loans and debt securities if the Company has doubt about interest collection or where the enterprise value of the portfolio company may not support further accrual. Interest may not accrue on loans or debt securities to portfolio companies that are more than 50% owned by the Company depending on such company's capital requirements.

              When the Company receives nominal cost warrants or free equity securities ("nominal cost equity"), the Company allocates its cost basis in its investment between its debt securities and its nominal cost equity at the time of origination. At that time, the original issue discount basis of the nominal cost equity is recorded by increasing the cost basis in the equity and decreasing the cost basis in the related debt securities. Loan origination fees, original issue discount, and market discount are capitalized and then amortized into interest income using a method that approximates the effective interest method. Upon the prepayment of a loan or debt security, any unamortized loan origination fees are recorded as interest income and any unamortized original issue discount or market discount is recorded as a realized gain.

              The weighted average yield on loans and debt securities is computed as the (a) annual stated interest on accruing loans and debt securities plus the annual amortization of loan origination fees, original issue discount, and market discount on accruing loans and debt securities less the annual amortization of loan origination costs, divided by (b) total loans and debt securities at value. The weighted average yield is computed as of the balance sheet date.

              The Company recognizes interest income on the CLO preferred shares/income notes using the effective interest method, based on the anticipated yield that is determined using the estimated cash flows over the projected life of the investment. Yields are revised when there are changes in actual or estimated cash flows due to changes in prepayments and/or re-investments, credit losses, ratings or asset pricing. Changes in estimated yield are recognized as an adjustment to the estimated yield over the remaining life of the preferred shares/income notes from the date the estimated yield was changed. CLO and CDO bonds have stated interest rates. The weighted average yield on the CLO/CDO Assets is calculated as the (a) annual stated interest or the effective interest yield on the accruing bonds or the effective yield on the preferred shares/income notes, divided by (b) CLO/CDO Assets at value. The weighted average yields are computed as of the balance sheet date.

              Dividend income on preferred equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are expected to be collected and to the extent that the Company has the option to receive the dividend in cash. Dividend income on common equity securities is recorded on the record date for private companies or on the ex-dividend date for publicly traded companies.

    Fee Income

              Fee income includes fees for loan prepayment premiums, guarantees, commitments and services rendered by the Company to portfolio companies and other third parties such as diligence, structuring, transaction services, management and consulting services, and other services. Loan prepayment premiums are recognized at the time of prepayment. Guaranty and commitment fees are generally recognized as income over the related period of the guaranty or commitment, respectively. Diligence, structuring, and transaction services fees are generally recognized as income when services are rendered or when the related transactions are completed. Management, consulting and other services fees, including fund management fees, are generally recognized as income as the services are rendered. Fees are not accrued if the Company has doubt about collection of those fees.

    Cash and Cash Equivalents

              Cash and cash equivalents represents unrestricted cash and highly liquid securities with original maturities of 90 days or less.

    Guarantees

              Guarantees meeting the characteristics described in ASC Topic 460, "Guarantees" and issued or modified after December 31, 2002, are recognized at fair value at inception. Guarantees made on behalf of portfolio companies are considered in determining the fair value of the Company's investments. See Note 5.

    Financing Costs

              Debt financing costs are based on actual costs incurred in obtaining debt financing and generally are deferred and amortized as part of interest expense over the term of the related debt instrument using a method that approximates the effective interest method. Costs associated with the issuance of common stock are recorded as a reduction to the proceeds from the sale of common stock. Financing costs generally include underwriting, accounting and legal fees, and printing costs.

    Dividends to Shareholders

              Dividends to shareholders are recorded on the ex-dividend date.

    Stock Compensation Plans

              The Company has a stock-based employee compensation plan. See Note 9. Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123 (Revised 2004), Share-Based Payment ("SFAS 123R"), which was primarily codified into ASC Topic 718, "Compensation—Stock

Compensation". These standards were adopted using the modified prospective method of application, which required the Company to recognize compensation costs on a prospective basis beginning January 1, 2006. Accordingly, the Company did not restate prior year financial statements. Under this method, the unamortized cost of previously awarded options that were unvested as of January 1, 2006, is recognized over the remaining service period in the statement of operations beginning in 2006, using the fair value amounts determined for pro forma disclosure under these standards. With respect to options granted on or after January 1, 2006, compensation cost based on estimated grant date fair value is recognized over the related service period in the statement of operations.

              The stock option expense for the three and nine months ended September 30, 2009 and 2008, was as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
($ in millions, except per share amounts)	2009	2008	2009	2008
Employee Stock Option Expense:
Previously awarded, unvested options as of January 1, 2006	$—	$—	$—	$3.9
Options granted on or after January 1, 2006	0.4	1.5	2.4	5.6

Total employee stock option expense	$0.4	$1.5	$2.4	$9.5

Per basic share	$0.00	$0.01	$0.01	$0.06
Per diluted share	$0.00	$0.01	$0.01	$0.06

              Options Granted.    The stock option expense shown in the table above was based on the underlying value of the options granted by the Company. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model and expensed over the vesting period. The following weighted average assumptions were used to calculate the fair value of options granted during the three and nine months ended September 30, 2009 and 2008:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2009	2008	2009	2008
Expected term (in years)	—	5.0	3.0	5.0
Risk-free interest rate	—	3.4%	1.3%	2.8%
Expected volatility	—	32.8%	105.0%	27.8%
Dividend yield	—	8.5%	32.5%	8.5%
Weighted average fair value per option	—	$1.81	$0.21	$2.18

              The expected term of the options granted represents the period of time that such options are expected to be outstanding. To determine the expected term of the options, the Company used historical and other data to estimate option exercise time frames, including considering employee terminations. The risk free rate was based on the U.S. Treasury bond yield curve at the date of grant consistent with the expected term. Expected volatilities were determined based on the historical volatility of the Company's common stock over a historical time period consistent with the expected term. The dividend yield was determined based on an estimate of the Company's future dividends over the expected term, relative to the option price. The estimate of future dividends takes into consideration the Company's estimate of future taxable income required to be distributed in order to maintain its status as a registered investment company (see "Federal and State Income Taxes and Excise Tax" below). The Company currently is not paying a dividend and may or may not be able to pay a dividend during the expected term. In addition, actual future taxable income and dividends may significantly differ from these estimates.

              To determine the stock options expense for options granted, the calculated fair value of the options granted is applied to the options granted, net of assumed future option forfeitures. The Company estimates that the employee-related stock option expense will be $3.4 million, $3.9 million, and $4.0 million for the years ended December 31, 2009, 2010, and 2011, respectively. This estimate may change if the Company's assumptions related to future option forfeitures change. This estimate does not include any expense related to stock option grants after September 30, 2009, as the fair value of those stock options will be determined at the time of grant. The aggregate total stock option expense remaining as of September 30, 2009, is expected to be recognized over an estimated weighted-average period of 1.30 years.

    Federal and State Income Taxes and Excise Tax

              The Company has complied with the requirements of the Code that are applicable to regulated investment companies ("RIC") and real estate investment trusts ("REIT"). ACC and any subsidiaries that qualify as a RIC or a REIT intend to distribute or retain through a deemed distribution all of their annual taxable income to shareholders; therefore, the Company has made no provision for income taxes exclusive of excise taxes for these entities.

              If the Company does not distribute at least 98% of its annual taxable income in the year earned, the Company will generally be required to pay an excise tax equal to 4% of the amount by which 98% of the Company's annual taxable income exceeds the distributions from such taxable income during the year earned. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, the Company accrues excise taxes on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate. The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income.

              Income taxes for AC Corp are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

    Per Share Information

              Basic earnings per common share is calculated using the weighted average number of common shares outstanding for the period presented. Diluted earnings per common share reflects the potential dilution that could occur if options to issue common stock were exercised into common stock. Common stock equivalents of 3,814,040 shares and 5,703 shares were not included in the calculation of diluted earnings (loss) per common share for the nine months ended September 30, 2009 and 2008, respectively, as the effect would have been antidilutive.

    Use of Estimates in the Preparation of Financial Statements

              The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

              The consolidated financial statements include portfolio investments at value of $2.5 billion and $3.5 billion at September 30, 2009, and December 31, 2008, respectively. At September 30, 2009, and December 31, 2008, 88% and 94%, respectively, of the Company's total assets represented portfolio investments whose fair values have been determined by the Board of Directors in good faith in the absence of readily available market values. Because of the inherent uncertainty of valuation, the Board of Directors' determined values may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

    Recent Accounting Pronouncements

              Fair Value Measurements.    In September 2006, the FASB issued Statement No. 157, which was primarily codified into ASC Topic 820, defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This statement was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

              The Company adopted this statement on a prospective basis beginning in the quarter ended March 31, 2008. The initial adoption of this statement did not have a material effect on the Company's consolidated financial statements.

              ASC Topic 820 also includes the codification of Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active ("FSP 157-3"), which was issued by the FASB in October 2008. These provisionsapply to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with ASC Topic 820. These provisions of ASC Topic 820 provide clarification in a market that is not active and provide an example to illustrate key considerations in determining the fair value.

              The Company applied these provisions of ASC Topic 820 relating to determining the fair value of a financial asset when the market for that asset is not active, in determining the fair value of its portfolio investments at December 31, 2008. The application of these provisions did not have a material impact on the Company's consolidated financial position or its results of operations.

              ASC Topic 820 also includes the codification of Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly ("FSP 157-4"), which was issued by the FASB in April 2009. These provisions provide guidance on how to determine the fair value of assets under ASC Topic 820 in the current economic environment and reemphasize that the objective of a fair value measurement remains an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. These provisions state that a transaction price that is associated with a transaction that is not orderly is not determinative of fair value or market-participant risk premiums and companies should place little, if any, weight (compared with other indications of fair value) on transactions that are not orderly when estimating fair value or market risk premiums.

              The Company adopted these provisions of ASC Topic 820 on a prospective basis beginning in the quarter ending March 31, 2009. The adoption of these provisions did not have a material effect on the Company's consolidated financial statements.

              The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115, which was primarily codified into ASC Topic 320. In February 2007, the FASB issued Statement No. 159, which was primarily codified into ASC Topic 825, permits an entity to choose to measure many financial instruments and certain other items at fair value. This statement applies to all reporting entities, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. This statement was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

              The Company did not elect fair value measurement for assets or liabilities other than portfolio investments, which already were required to be measured at fair value, therefore, the adoption of this statement did not impact the Company's consolidated financial position or its results of operations.

              Subsequent Events ("SFAS 165"), which was primarily codified into ASC Topic 855. In May 2009, the FASB issued SFAS 165 which establishes general standards for reporting events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. This standard requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued.

              The Company adopted these provisions of ASC 855 in the quarter ended June 30, 2009. The adoption of these provisions did not have a material impact on the Company's financial statements.

              Accounting for Transfers of Financial Assets ("SFAS 166"), which has not yet been codified. In June 2009, the FASB issued SFAS 166, which changes the conditions for reporting a transfer of a portion of a financial asset as a sale and requires additional year-end and interim disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009.

              The implementation of SFAS 166 is not expected to have a material impact on the Company's financial statements.

              Amendments to FASB Interpretation No. 46(R) ("SFAS 167"), which will be codified into ASC Topic 810, Consolidation. In June 2009, the FASB issued SFAS 167, which amends the guidance on accounting for variable interest entities. SFAS 167 is effective for fiscal years beginning after November 15, 2009 and interim periods within that fiscal year. The Company has not completed the process of evaluating the impact of adopting this standard.

              The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168"), which was primarily codified into Topic 105, was issued by the FASB in July 2009 This standard, which supersedes SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles, establishes the FASB Accounting Standards Codification, which will become the source of authoritative GAAP recognized by the FASB. This standard is effective for the period ending after September 15, 2009. The implementation of this standard did not have a material impact on the Company's financial statements.

Note 3.   Portfolio

    Private Finance

              At September 30, 2009, and December 31, 2008, the private finance portfolio consisted of the following:

	2009			2008
($ in millions)	Cost	Value	Yield(1)	Cost	Value	Yield(1)
Loans and debt securities:
Senior loans	$553.1	$289.4	4.8%	$556.9	$306.3	5.6%
Unitranche debt(2)	424.9	374.7	12.2%	527.5	456.4	12.0%
Subordinated debt(3)	1,770.9	1,182.9	13.4%	2,300.1	1,829.1	12.9%

Total loans and debt securities(4)	2,748.9	1,847.0	11.8%	3,384.5	2,591.8	11.9%
Equity securities:
Preferred shares/income notes of CLOs(5)	245.0	84.4	12.1%	248.2	179.2	16.4%
Subordinated certificates in Senior Secured Loan Fund LLC(5)	165.2	165.0	14.0%	125.4	125.4	12.0%
Other equity securities	1,035.2	346.3		1,119.3	502.7

Total equity securities	1,445.4	595.7		1,492.9	807.3

Total	$4,194.3	$2,442.7		$4,877.4	$3,399.1

(1)
The weighted average yield on loans and debt securities is computed as the (a) annual stated interest on accruing loans and debt securities plus the annual amortization of loan origination fees, original issue discount, and market discount on accruing loans and debt securities less the annual amortization of loan origination costs, divided by (b) total loans and debt securities at value. At September 30, 2009, and December 31, 2008, senior loans included the senior secured loan to Ciena totaling $319.0 million and $319.0 million at cost, respectively, and $102.2 million and $104.9 million at value, respectively, which was placed on non-accrual status on the purchase date.

  The weighted average yield on the preferred shares/income notes of CLOs is calculated as the (a) effective interest yield on the preferred shares/income notes of CLOs, divided by (b) total preferred shares/income notes of CLOs at value. The weighted average yields are computed as of the balance sheet date. The yield on the CLO assets represents the yield used for recording interest income. The market yield used in the valuation of the CLO assets may be different than the interest yields.

  The weighted average yield on the subordinated certificates in the Senior Secured Loan Fund LLC is computed as the (a) effective interest yield on the subordinated certificates divided by (b) total investment at value.

(2)
Unitranche debt is an investment that combines both senior and subordinated financing, generally in a first lien position.

(3)
Subordinated debt includes bonds in CLOs and in a CDO.

(4)
The total principal balance outstanding on loans and debt securities was $2,775.9 million and $3,418.0 million at September 30, 2009, and December 31, 2008, respectively. The difference between principal and cost is represented by unamortized loan origination fees and costs, original issue discounts, and market discounts totaling $27.0 million and $33.5 million at September 30, 2009, and December 31, 2008, respectively.

(5)
Investments in the preferred shares/income notes of CLOs and the subordinated certificates in Senior Secured Loan Fund LLC earn a current return that is included in interest income in the accompanying consolidated statement of operations.

              The Company's private finance investment activity principally involves providing financing through privately negotiated long-term debt and equity investments. The Company's private finance debt and equity investments generally are issued by private companies and generally are illiquid and may be subject to certain restrictions on resale.

              The Company's private finance debt investments are generally structured as loans and debt securities that carry a relatively high fixed rate of interest, which may be combined with equity features, such as conversion privileges, or warrants or options to purchase a portion of the portfolio company's equity at a pre-determined strike price, which is generally a nominal price for warrants or options in a private company. The annual stated interest rate is only one factor in pricing the investment relative to the Company's rights and priority in the portfolio company's capital structure, and will vary depending on many factors, including if the Company has received nominal cost equity or other components of investment return, such as loan origination fees or market discount. The stated interest rate may include some component of contractual payment-in-kind interest, which represents contractual interest accrued and added to the loan balance that generally becomes due at maturity.

              At September 30, 2009, 80% of the private finance loans and debt securities had a fixed rate of interest and 20% had a floating rate of interest. At December 31, 2008, 85% of the private finance loans and debt securities had a fixed rate of interest and 15% had a floating rate of interest. Senior loans may carry a fixed rate of interest or a floating rate of interest, usually set as a spread over prime or LIBOR, and may require payments of both principal and interest throughout the life of the loan. Senior loans generally have contractual maturities of three to six years and interest is generally paid to the Company monthly or quarterly. Unitranche debt generally carries a fixed rate of interest and generally requires payments of both principal and interest throughout the life of the loan. Unitranche debt generally has contractual maturities of five to six years and interest generally is paid to the Company quarterly. Subordinated debt generally carries a fixed rate of interest generally with contractual maturities of five to ten years and generally has interest-only payments in the early years and payments of both principal and interest in the later years, although maturities and principal amortization schedules may vary. Interest on subordinated debt generally is paid to the Company quarterly.

              Equity securities primarily consist of securities issued by private companies and may be subject to certain restrictions on their resale and are generally illiquid. The Company may make equity investments for minority stakes in portfolio companies or may receive equity features, such as nominal cost warrants. The Company also may invest in the equity (preferred and/or voting or non-voting common) of a portfolio company where the Company's equity ownership may represent a significant portion of the equity, but may or may not represent a controlling interest. If the Company invests in non-voting equity in a buyout investment, the Company generally has the option to acquire a controlling stake in the voting securities of the portfolio company at fair market value. The Company may incur costs associated with making buyout investments that will be included in the cost basis of the Company's equity investment. These include costs such as legal, accounting and other professional fees associated with diligence, referral and investment banking fees, and other costs. Equity securities generally do not produce a current return, but are held with the potential for investment appreciation and ultimate gain on sale.

              Ciena Capital LLC.    Ciena Capital LLC (f/k/a Business Loan Express, LLC) ("Ciena") has provided loans to commercial real estate owners and operators. Ciena has been a participant in the Small Business Administration's 7(a) Guaranteed Loan Program and its wholly-owned subsidiary is licensed by the SBA as a Small Business Lending Company ("SBLC"). Ciena remains subject to SBA rules and regulations. Ciena is headquartered in New York, NY.

              On September 30, 2008, Ciena voluntarily filed for bankruptcy protection under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Court"). Ciena continues to service and manage its assets as a "debtor-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Court.

              As a result of Ciena's decision to file for bankruptcy protection, the Company's unconditional guaranty of the obligations outstanding under Ciena's revolving credit facility became due and the Company, in lieu of paying under its guaranty, purchased the positions of the senior lenders under Ciena's revolving credit facility. As of September 30, 2009, the senior secured loan to Ciena had a cost basis of $319.0 million and a value of $102.2 million. The Company continues to guarantee the remaining principal balance of $5 million, plus related interest, fees and expenses payable to a third party bank. In connection with the Company's continuing guaranty of the amounts held by this bank, the Company has agreed that the amounts owing to the bank under the Ciena revolving credit facility will be paid before any of the secured obligations of Ciena now owed to the Company.

              At September 30, 2009 and December 31, 2008, the Company's investment in Ciena was as follows:

	September 30, 2009		December 31, 2008
($ in millions)	Cost	Value	Cost	Value
Senior Loan	$319.0	$102.2	$319.0	$104.9
Class B Equity Interests(1)	119.5	—	119.5	—
Class C Equity Interests(1)	109.1	—	109.3	—

Total(2)	$547.6	$102.2	$547.8	$104.9

(1)
At September 30, 2009 and December 31, 2008, the Company held 100% of the Class B equity interests and 94.9% of the Class C equity interests.

(2)
In addition to the Company's investment in Ciena included in the portfolio, the Company has amounts receivable from or related to Ciena that are included in other assets in the accompanying consolidated financial statements. See below.

              During the nine months ended September 30, 2009, the Company funded $97.4 million to support Ciena's term securitizations in lieu of draws under related standby letters of credit, including the funding of $46.0 million during the third quarter of 2009. This was required primarily as a result of the issuer of the letters of credit not extending maturing standby letters of credit that were issued under the Company's former revolving line of credit. The amounts funded were recorded as other assets in the accompanying consolidated balance sheet. At September 30, 2009 and December 31, 2008, other assets included amounts receivable from or related to Ciena totaling $112.7 million and $15.4 million, respectively, at cost and $2.0 million and $2.1 million, respectively, at value. Net change in unrealized appreciation or depreciation included a net decrease related to the Company's investment in and receivables from Ciena of $36.8 million and $99.8 million for the three and nine months ended September 30, 2009, respectively. Net change in unrealized appreciation or depreciation included a net decrease in the Company's investment in and receivables from Ciena of $151.9 million and $220.5 million for the three and nine months ended September 30, 2008, respectively.

              At September 30, 2009, the Company had no outstanding standby letters of credit issued under the Company's former line of credit. The Company has considered the letters of credit and the funding thereof in the valuation of Ciena at September 30, 2009 and December 31, 2008.

              The Company's investment in Ciena was on non-accrual status, therefore the Company did not earn any interest and related portfolio income from its investment in Ciena for each of the three and nine months ended September 30, 2009 and 2008.

              At September 30, 2009, Ciena had one non-recourse securitization SBA loan warehouse facility, which has reached its maturity date but remains outstanding. Ciena is working with the providers of the SBA loan warehouse facility with regard to the repayment of that facility. The Company has issued a performance guaranty whereby the Company agreed to indemnify the warehouse providers for any damages, losses, liabilities and related costs and expenses that they may incur as a result of Ciena's failure to perform any of its obligations as loan originator, loan seller or loan servicer under the warehouse securitizations.

              The Office of the Inspector General of the SBA (OIG) and the United States Secret Service are conducting ongoing investigations of allegedly fraudulently obtained SBA guaranteed loans issued by Ciena. Ciena also is subject to other SBA and OIG audits, investigations, and reviews. In addition, the Office of the Inspector General of the U.S. Department of Agriculture is conducting an investigation of Ciena's lending practices under the Business and Industry Loan (B&I) program. The OIG and the U.S. Department of Justice are also conducting a civil investigation of Ciena's lending practices in various jurisdictions. The Company is unable to predict the outcome of these inquiries, and it is possible that third parties could try to seek to impose liability against the Company in connection with certain defaulted loans in Ciena's portfolio. These investigations, audits and reviews are ongoing.

              These investigations, audits, reviews, and litigation have had and may continue to have a material adverse impact on Ciena and, as a result, could continue to negatively affect the Company's financial results. The Company has considered Ciena's voluntary filing for bankruptcy protection, the letters of credit and the funding thereof, current regulatory issues, ongoing investigations and litigation in performing the valuation of Ciena at September 30, 2009 and at December 31, 2008.

              Collateralized Loan Obligations ("CLOs") and Collateralized Debt Obligations ("CDOs").    At September 30, 2009, and December 31, 2008, the Company owned bonds and preferred shares/income notes in CLOs and bonds in a CDO as follows:

	2009			2008
($ in millions)	Cost	Value	Yield(1)	Cost	Value	Yield(1)
Bonds(2):
Callidus Debt Partners CDO Fund I, Ltd.	$29.0	$2.9	—%	$28.4	$10.1	39.4%
Callidus Debt Partners CLO Fund IV, Ltd.	2.1	1.6	20.9%	2.0	1.4	26.9%
Callidus Debt Partners CLO Fund VI, Ltd.	7.6	3.8	21.4%	7.1	3.9	26.1%
Callidus MAPS CLO Fund I LLC	17.0	11.4	8.6%	17.0	9.8	12.2%
Callidus MAPS CLO Fund II LLC	3.8	3.1	25.1%	3.6	3.0	30.2%
Dryden XVIII Leveraged Loan 2007 Limited	7.9	2.4	—%	7.7	4.5	20.5%
Knightsbridge CLO 2007-1 Ltd.(3)	18.7	11.2	15.9%	18.7	14.9	17.4%
Knightsbridge CLO 2008-1 Ltd.(3)	31.9	29.1	11.3%	31.4	31.4	10.2%
Pangaea CLO 2007-1 Ltd.	12.0	7.8	16.8%	11.8	7.1	25.0%

Total bonds	130.0	73.3	12.7%	127.7	86.1	18.5%
Preferred Shares/Income Notes:
Callidus Debt Partners CLO Fund III, Ltd.	20.1	2.2	—%	20.1	5.4	—%
Callidus Debt Partners CLO Fund IV, Ltd.	14.9	4.4	—%	14.6	10.6	18.1%
Callidus Debt Partners CLO Fund V, Ltd.	13.5	4.6	7.6%	13.4	10.3	21.3%
Callidus Debt Partners CLO Fund VI, Ltd.	29.1	4.2	—%	28.3	23.1	21.8%
Callidus Debt Partners CLO Fund VII, Ltd.	24.8	5.4	—%	24.0	15.4	17.9%
Callidus MAPS CLO Fund I LLC	41.2	13.7	—%	45.1	27.8	6.5%
Callidus MAPS CLO Fund II, Ltd.	18.1	4.8	3.4%	18.4	12.6	19.3%
Dryden XVIII Leveraged Loan 2007 Limited	23.2	2.4	—%	22.1	17.5	20.2%
Knightsbridge CLO 2007-1 Ltd.(3)	38.8	22.6	22.8%	40.9	35.2	17.4%
Knightsbridge CLO 2008-1 Ltd.(3)	21.3	20.1	22.5%	21.3	21.3	16.6%

Total preferred shares/income notes	245.0	84.4	12.1%	248.2	179.2	16.4%

Total	$375.0	$157.7		$375.9	$265.3

(1)
The weighted average yield is calculated as the (a) annual stated interest or the effective interest yield on the accruing bonds or the effective interest yield on the preferred shares/income notes, divided by (b) CLO and CDO assets at value. The yield on these debt and equity securities is included in interest income in the accompanying consolidated statement of operations. The market yield used in the valuation of the CLO and CDO assets may be different than the interest yields shown above.

(2)
These securities are included in private finance subordinated debt.

(3)
These funds are managed by the Company through a wholly-owned subsidiary.

              The initial yields on the cost basis of the CLO preferred shares and income notes are based on the estimated future cash flows expected to be paid to these CLO classes from the underlying collateral assets. As each CLO preferred share or income note ages, the estimated future cash flows are updated based on the estimated performance of the underlying collateral assets, and the respective yield on the cost basis is adjusted as necessary. As future cash flows are subject to uncertainties and contingencies that are difficult to predict and are subject to future events that may alter current assumptions, no assurance can be given that the anticipated yields to maturity will be achieved.

              The bonds, preferred shares and income notes of the CLOs and CDO in which the Company has invested are junior in priority for payment of interest and principal to the more senior notes issued by the CLOs and CDO. Cash flow from the underlying collateral assets in the CLOs and CDO is generally allocated first to the senior bonds in order of priority. Any remaining cash flow is then generally distributed to the preferred shareholders and income note holders. To the extent there are ratings downgrades, defaults and unrecoverable losses on the underlying collateral assets that result in reduced cash flows, the preferred shares/income notes will bear this loss first and then the subordinated bonds would bear any loss after the preferred shares/income notes. At both September 30, 2009, and December 31, 2008, the face value of the CLO and CDO assets held by the Company was subordinate to as much as 94% of the face value of the securities outstanding in these CLOs and CDO.

              At September 30, 2009, and December 31, 2008, the underlying collateral assets of these CLO and CDO issuances, consisting primarily of senior corporate loans, were issued by 627 issuers and 658 issuers, respectively, and had balances as follows:

($ in millions)	2009	2008
Bonds	$232.3	$268.3
Syndicated loans	4,387.2	4,477.3
Cash(1)	107.9	89.6

Total underlying collateral assets at cost(2)	$4,727.4	$4,835.2

(1)
Includes undrawn liability amounts.

(2)
At September 30, 2009, and December 31, 2008, the total cost basis of defaulted obligations was $139.6 million and $95.0 million, respectively, or approximately 3.0% and 2.0% respectively, of the total underlying collateral assets.

              Loans and Debt Securities on Non-Accrual Status.    At September 30, 2009, and December 31, 2008, private finance loans and debt securities at value not accruing interest were as follows:

($ in millions)	2009	2008
Loans and debt securities
Companies more than 25% owned	$194.2	$176.1
Companies 5% to 25% owned	15.3	—
Companies less than 5% owned	96.3	151.8

Total	$305.8	$327.9

              Industry and Geographic Compositions.    The industry and geographic compositions of the private finance portfolio at value at September 30, 2009, and December 31, 2008, were as follows:

	2009	2008
Industry
Business services	32%	36%
Consumer products	28	24
Private debt funds	8	6
Financial services	8	5
CLO/CDO(1)	6	8
Consumer services	5	5
Industrial products	3	5
Retail	2	5
Healthcare services	2	2
Other	6	4

Total	100%	100%

Geographic Region(2)
Mid-Atlantic	42%	41%
Midwest	30	28
Southeast	15	17
West	12	13
Northeast	1	1

Total	100%	100%

(1)
These funds primarily invest in senior corporate loans. Certain of these funds are managed by Callidus Capital, a portfolio company of Allied Capital.

(2)
The geographic region for the private finance portfolio depicts the location of the headquarters for the Company's portfolio companies. The portfolio companies may have a number of other locations in other geographic regions.

    Commercial Real Estate Finance

              At September 30, 2009, and December 31, 2008, the commercial real estate finance portfolio consisted of the following:

	2009			2008
($ in millions)	Cost	Value	Yield(1)	Cost	Value	Yield(1)
Commercial mortgage loans	$54.9	$50.5	6.9%	$52.5	$53.5	7.4%
Real estate owned	5.9	6.2		18.2	20.8
Equity interests	13.2	11.8		14.8	19.6

Total	$74.0	$68.5		$85.5	$93.9

(1)
The weighted average yield on the commercial mortgage loans is computed as the (a) annual stated interest on accruing loans plus the annual amortization of loan origination fees, original issue discount, and market discount on accruing loans less the annual amortization of origination costs, divided by (b) total interest-bearing investments at value. The weighted average yield is computed as of the balance sheet date.

              Commercial Mortgage Loans and Equity Interests.    The commercial mortgage loan portfolio contains loans that were originated by the Company or were purchased from third-party sellers. At September 30, 2009, and December 31, 2008, approximately 63% and 69% of the Company's commercial mortgage loan portfolio was composed of fixed interest rate loans, respectively, and 37%

and 31% of the Company's commercial loan portfolio was composed of adjustable interest rate loans, respectively. At September 30, 2009, and December 31, 2008, loans with a value of $9.2 million and $7.7 million, respectively, were not accruing interest. Loans greater than 120 days delinquent generally do not accrue interest.

              Equity interests primarily consist of equity securities issued by privately owned companies that invest in single real estate properties. These equity interests may be subject to certain restrictions on their resale and are generally illiquid. Equity interests generally do not produce a current return, but are generally held in anticipation of potential investment appreciation and ultimate realized gain on sale.

              The property types and the geographic composition securing the commercial real estate finance portfolio at value at September 30, 2009, and December 31, 2008, were as follows:

	2009	2008
Property Type
Hospitality	54%	52%
Recreation	30	22
Office	14	15
Retail	—	9
Other	2	2

Total	100%	100%

Geographic Region
Southeast	46%	43%
West	32	26
Midwest	13	22
Northeast	9	9
Mid-Atlantic	—	—

Total	100%	100%

    Fair Value Measurements

              The Company, as a BDC, has invested in illiquid securities including debt and equity securities of portfolio companies, CLO bonds and preferred shares/income notes, CDO bonds and investment funds. The Company's investments may be subject to certain restrictions on resale and generally have no established trading market. The Company values substantially all of its investments at fair value as determined in good faith by the Board of Directors in accordance with the Company's valuation policy and the provisions of the 1940 Act and ASC Topic 820. The Company determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. The Company's valuation policy considers the fact that no ready market exists for substantially all of the securities in which it invests and that fair value for its investments must typically be determined using unobservable inputs.

              ASC Topic 820 establishes a fair value hierarchy that encourages the use of observable inputs, but allows for unobservable inputs when observable inputs do not exist. Inputs are classified into one of three categories:

  •
  Level 1—Quoted prices (unadjusted) in active markets for identical assets

  •
  Level 2—Inputs other than quoted prices that are observable to the market participant for the asset or quoted prices in a market that is not active

  •
  Level 3—Unobservable inputs

              When there are multiple inputs for determining the fair value of an investment, the Company classifies the investment in total based on the lowest level input that is significant to the fair value measurement.

              The Company has $90.0 million in investments in money market and other securities, which the Company has determined are Level 1 assets but are not included in the Company's investment portfolio. Portfolio assets measured at fair value on a recurring basis by level within the fair value hierarchy at September 30, 2009, were as follows:

($ in millions)	Fair Value Measurement as of September 30, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets at Fair Value:
Portfolio
Private finance:
Loans and debt securities	$1,847.0	$—	$—	$1,847.0
Preferred shares/income notes of CLOs	84.4	—	—	84.4
Subordinated certificates in Senior Secured Loan Fund LLC	165.0	—	—	165.0
Other equity securities	346.3	—	—	346.3
Commercial real estate finance	68.5	—	—	68.5

Total portfolio	$2,511.2	$—	$—	$2,511.2

              The table below sets forth a summary of changes in the Company's assets measured at fair value using level 3 inputs.

	Private Finance
($ in millions)	Loans and Debt Securities	Preferred Shares/ Income Notes of CLOs	Subordinated Certificates in Senior Secured Fund LLC	Other Equity Securities	Commercial Real Estate Finance	Total
Balance at December 31, 2008	$2,591.8	$179.2	$125.4	$502.7	$93.9	$3,493.0
Total gains or losses
Net realized gains (losses)(1)	(116.5)	11.7	—	(40.9)	(3.7)	(149.4)
Net change in unrealized appreciation or depreciation(2)	(109.2)	(91.5)	(0.2)	(72.3)	(13.9)	(287.1)
Purchases, issuances, repayments and exits, net(3)	(519.1)	(15.0)	39.8	(43.2)	(7.8)	(545.3)
Transfers in and/or out of level 3	—	—	—	—	—	—

Balance at September 30, 2009	$1,847.0	$84.4	$165.0	$346.3	$68.5	$2,511.2

Net unrealized appreciation (depreciation) during the period relating to assets still held at the reporting date(2)	$(205.0)	$(91.5)	$(0.2)	$(89.9)	$(15.3)	$(401.9)

(1)
Includes net realized gains (losses) (recorded as realized gains or losses in the accompanying consolidated statement of operations), and amortization of discounts and closing points (recorded as interest income in the accompanying consolidated statement of operations).

(2)
Included in change in net unrealized appreciation or depreciation in the accompanying consolidated statement of operations. Net change in unrealized appreciation or depreciation includes net unrealized appreciation (depreciation) resulting from changes in portfolio investment values during the reporting period and the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized. The net change in unrealized appreciation or depreciation in the consolidated statement of operations also includes the change in value of escrow and other receivables from portfolio companies that are included in other assets on the consolidated balance sheet.

(3)
Includes interest and dividend income reinvested through the receipt of a debt or equity security (payment-in-kind income) (recorded as interest and dividend income in the accompanying consolidated statement of operations).

    Managed Funds

              In addition to managing its own assets, the Company manages certain funds that also invest in the debt and equity securities of primarily private middle market companies in a variety of industries and broadly syndicated senior secured loans. At September 30, 2009, the Company had eight separate funds under its management (together, the "Managed Funds") for which the Company may earn management or other fees for its services. The Company may invest in the equity of these funds, along with other third parties, from which the Company may earn a current return and/or a future incentive allocation.

              In the first quarter of 2009, the Company completed the acquisition of the management contracts of three middle market senior debt CLOs (together, the "Emporia Funds") and certain other related assets for approximately $11 million (subject to post-closing adjustments). The acquired assets are included in other assets in the accompanying consolidated balance sheet and the cost will be amortized over the life of the contracts.

              The assets of the Managed Funds at September 30, 2009 and December 31, 2008, and the Company's management fees as of September 30, 2009, were as follows:

	Assets of Managed Funds
($ in millions) Name of Fund	September 30, 2009	December 31, 2008	Management Fee(2)
Senior Secured Loan Fund LLC(3)	$921.2	$789.8	0.375%
Allied Capital Senior Debt Fund, L.P.	351.4	412.9	1.625	%(1)(2)
Knightsbridge CLO 2007-1 Ltd.	500.7	500.6	0.600%
Knightsbridge CLO 2008-1 Ltd.	304.6	304.8	0.600%
Emporia Preferred Funding I, Ltd.	419.8	—	0.625	%(1)
Emporia Preferred Funding II, Ltd.	355.7	—	0.650	%(1)
Emporia Preferred Funding III, Ltd.	406.1	—	0.650	%(1)
AGILE Fund I, LLC	83.5	99.3	—	(1)

Total Assets	$3,343.0	$2,107.4

(1)
In addition to the management fees, the Company is entitled to an incentive allocation subject to certain performance benchmarks. There can be no assurance that the incentive allocation will be earned.

(2)
Management fees are stated as a percent of assets except for the Allied Capital Senior Debt Fund, L.P. ("ACSDF") which is stated as a percent of equity capital. The management fee paid by ACSDF was 2.000% at December 31, 2008 and was reduced to 1.625% effective January 1, 2009 for the 2009 calendar year.

(3)
In June 2009, the Unitranche Fund LLC was renamed the Senior Secured Loan Fund LLC. In October 2009, the Company sold its investment, including the outstanding commitments and the provision of management services, in the Senior Secured Loan Fund LLC. See Note 14. Subsequent Events.

              A portion of the management fees earned by the Company may be deferred under certain circumstances. Collection of the fees earned may be dependent in part on the performance of the relevant Managed Fund. The Company may pay a portion of management fees it receives to Callidus Capital Corporation, a wholly owned portfolio investment , for services provided to the Allied Capital Senior Debt Fund, L.P., Knightsbridge CLO 2007-1 Ltd., Knightsbridge CLO 2008-1 Ltd. and the Emporia Funds.

              The Company's responsibilities to the Managed Funds may include investment origination, underwriting, and portfolio monitoring services. Each of the Managed Funds may separately invest in the debt or equity of companies in the Company's portfolio, and these investments may be senior, pari passu or junior to the debt and equity investments held by the Company. The Company may or may not participate in investments made by the Managed Funds.

              The Company accounts for the sale of securities to funds with which it has continuing involvement as sales pursuant to ASC Topic 860, when the securities have been legally isolated from the Company, the Company has no ability to restrict or constrain the ability of the Managed Funds to pledge or exchange the transferred securities, and the Company does not have either the entitlement and the obligation to repurchase the securities or the ability to unilaterally cause the Managed Fund to put the securities back to the Company.

              During the nine months ended September 30, 2009, the Company sold assets to certain of its Managed Funds for which the Company received proceeds of $9.7 million and recognized a net realized gain of $6.3 million. During the nine months ended September 30, 2008, the Company sold assets to certain of the Managed Funds, for which the Company received proceeds of $352.7 million, and recognized realized gains of $2.8 million.

              In addition to managing these funds, the Company holds certain investments in the Managed Funds as follows:

		September 30, 2009		December 31, 2008
($ in millions) Name of Fund	Investment Description	Cost	Value	Cost	Value
Senior Secured Loan Fund LLC(1)	Subordinated Certificates and Equity Interests	$165.2	$165.0	$125.4	$125.4
Allied Capital Senior Debt Fund, L.P.	Equity interests	31.8	33.0	31.8	31.8
Knightsbridge CLO 2007-1 Ltd.	Class E Notes and Income Notes	57.4	33.8	59.6	50.1
Knightsbridge CLO 2008-1 Ltd.	Class C Notes, Class D Notes, Class E Notes and Income Notes	53.2	49.2	52.7	52.7
AGILE Fund I, LLC	Equity Interests	0.7	0.4	0.7	0.5

Total		$308.3	$281.4	$270.2	$260.5

(1)
The Company has committed up to a total of $525.0 million of subordinated certificates to the Senior Secured Loan Fund. The Senior Secured Loan Fund will be capitalized as investment transactions are completed. In October 2009, the Company sold its investment, including the outstanding commitments and the provision of management services, in the Senior Secured Loan Fund LLC. See Note 14. Subsequent Events.

Note 4.   Debt

              At September 30, 2009, and December 31, 2008, the Company had outstanding debt as follows:

	2009					2008
($ in millions)	Facility Amount	Amount Drawn at par		Annual Interest Cost(1)		Facility Amount	Amount Drawn at par	Annual Interest Cost(1)
Notes payable:
Privately issued secured notes payable (formerly unsecured)(5)	$841.0	$841.0	(6)	13.8%		$1,015.0	$1,015.0	7.8%
Publicly issued unsecured notes payable	745.5	745.5		6.7%		880.0	880.0	6.7%

Total notes payable	1,586.5	1,586.5		10.5%		1,895.0	1,895.0	7.3%
Bank secured term debt (former revolver)(4)	50.0	50.0		17.0	%(2)	632.5	50.0	4.3	%(2)

Total debt	$1,636.5	$1,636.5		10.7	%(3)	$2,527.5	$1,945.0	7.7	%(3)

(1)
The weighted average annual interest cost is computed as the (a) annual stated interest on the debt, plus the annual amortization of commitment fees, other facility fees and amortization of debt financing costs and original issue discount that are recognized into interest expense over the contractual life of the respective borrowings, divided by (b) debt outstanding on the balance sheet date.

(2)
The annual interest cost reflects the interest rate payable for borrowings under the revolving line of credit in effect at the balance sheet date. In addition to the current interest payable, there were annual costs of commitment fees, other facility fees and amortization of debt financing costs of $4.3 million at September 30, 2009, and $8.5 million at December 31, 2008.

(3)
The annual interest cost for total debt includes the annual cost of commitment fees, other facility fees and amortization of debt financing costs on the bank term debt regardless of the amount outstanding on the facility as of the balance sheet date. The annual interest cost reflects the facilities in place on the balance sheet date.

(4)
During the three months ended September 30, 2009, the commitments under the facility were reduced to $50.0 million subsequent to the funding of $46.0 million to Ciena securitizations in lieu of draws under letters of credit issued under the facility.

(5)
In the third quarter of 2009, the Company completed the restructuring of its private notes.

(6)
The notes payable on the consolidated balance sheet are shown net of OID of approximately $42.6 million as of September 30, 2009.

    Debt Restructure

              On August 28, 2009, the Company completed a comprehensive restructuring of its private notes (the "Notes") and its bank facility (the "Facility"). Beginning in January 2009, the Company engaged in discussions with the revolving line of credit lenders (the "Lenders") and the private noteholders (the "Noteholders") to seek relief under certain terms of both the Facility and the Notes due to certain covenant defaults. As of December 31, 2008, the Company's asset coverage was less than the 200% then required by the revolving credit facility and the private notes. Asset coverage generally refers to the percentage resulting from assets less accounts payable and other liabilities, divided by total debt.

              In connection with the restructuring, the Company granted the Noteholders and the Lenders a pari-passu blanket lien on a substantial portion of its assets, including a substantial portion of the assets of the Company's consolidated subsidiaries.

              The financial covenants applicable to the Notes and the Facility were modified as part of the restructuring. The Consolidated Debt to Consolidated Shareholders' Equity covenant and the Capital Maintenance covenant were both eliminated. The Asset Coverage ratio was set at 1.35:1 initially, increasing to 1.4:1 at June 30, 2010 and to 1.55:1 at June 30, 2011, and maintained at that level thereafter. A new covenant, Total Adjusted Assets to Secured Debt, was set at 1.75:1 initially, increasing to 2.0:1 at June 30, 2010 and to 2.25:1 at June 30, 2011, and maintained at that level thereafter. The ratio of Adjusted EBIT to Adjusted Interest Expense was set at 1.05:1 initially, decreasing to 0.95:1 at December 31, 2009, 0.80:1 at March 31, 2010 and 0.75:1 at June 30, 2010. The covenant will then be increased to 0.80:1 on December 31, 2010 and 0.95:1 on December 31, 2011 and maintained at that level thereafter. At September 30, 2009, the Company was in compliance with these financial covenants.

              The Notes and Facility impose certain limitations on the Company's ability to incur additional indebtedness, including precluding the Company from incurring additional indebtedness unless its asset coverage of all outstanding indebtedness is at least 200%. Pursuant to the 1940 Act, the Company is not permitted to issue indebtedness unless immediately after such issuance the Company has asset coverage of all outstanding indebtedness of at least 200%. At September 30, 2009, the Company's asset coverage ratio was 175%, which is less than the 200% requirement. As a result, the Company will not be able to issue additional indebtedness until such time as its asset coverage returns to at least 200%.

              The Company is required to apply 50% of all net cash proceeds from asset sales to the repayment of the Notes and 6% of all net cash proceeds from asset sales to the repayment of the Facility, subject to certain conditions and exclusions. In the case of certain events of default, the Company would be required to apply 100% of all net cash proceeds from asset sales to the repayment of its secured lenders. Under the new agreements, subject to a limit and certain liquidity restrictions, the Company may repurchase its public debt; however, the Company is prohibited from repurchasing its common stock and may not pay dividends in excess of the minimum the Company reasonably believes is required to maintain its tax status as a regulated investment company. In addition, upon the occurrence of a change of control (as defined in the Note Agreement and Credit Agreement), the Noteholders have the right to be prepaid in full and the Company is required to repay in full all amounts outstanding under the Facility.

              The Note Agreement and Credit Agreement provide for customary events of default, including, but not limited to, payment defaults, breach of representations or covenants, cross-defaults, bankruptcy events and failure to pay judgments. Certain of these events of default are subject to notice and cure periods or materiality thresholds. Pursuant to the terms of the Notes, the occurrence of an event of default generally permits the holders of more than 50% in principal amount of outstanding Notes to accelerate repayment of all amounts due thereunder. The occurrence of an event of default would generally permit the administrative agent for the lenders under the Facility, or the holders of more than 51% of the aggregate principal debt outstanding under the Facility, to accelerate repayment of all amounts outstanding thereunder. Pursuant to the Notes, during the continuance of an event of default, the rate of interest applicable to the Notes would increase by 200 basis points. Pursuant to the terms of the Facility, during the continuance of an event of default, the applicable spread on any borrowings outstanding under the Facility would increase by 200 basis points.

              In connection with the restructuring, the Company recorded a loss on the extinguishment of debt of $117.5 million. In addition to the $11 million of previously deferred unamortized debt costs associated with the Notes and Facility, the Company incurred and paid costs to the lenders of $146 million and other third party advisory and other fees of approximately $26 million in connection with the restructuring. Approximately $20 million of the restructuring costs were deferred and are being amortized into interest expense over the life of the Notes and Facility. In addition, the Company recorded approximately $45 million of original issue discount ("OID") related to the restructuring of the Notes, which is being amortized into interest expense over the life of the Notes. After giving effect to the restructuring and the recording of the loss, the Company estimates that the weighted average interest cost, including amortization of the deferred debt cost and OID, for the Notes is approximately 13.75% and the for Facility is approximately 17%. The loss on extinguishment of debt is comprised of the following:

($ in millions)
Previously deferred unamortized costs	$11.3
Fees paid to Noteholders/Lenders	145.9
Advisory and other fees paid	26.0
Costs deferred and amortizing into interest expense	(20.3)
OID recorded and amortizing into interest expense	(45.4)

Loss on extinguishment of debt	$117.5

              Privately Issued Notes Payable.    The Company had $1,015.0 million of Notes outstanding at June 30, 2009. The Company made principal payments on the Notes at and prior to the closing of the restructuring and had $841.0 million of Notes outstanding following the closing of the restructuring.

              In connection with the restructuring, the existing Notes were exchanged for three new series of Notes containing the following terms:

($ in millions)	Principal Amount	Maturity Dates	Annual Stated Interest Rate Through December 31, 2009(1)	Annual Stated Interest Rate Beginning January 1, 2010(1)	Annual Stated Interest Rate Beginning January 1, 2011(1)	Annual Stated Interest Rate Beginning January 1, 2012(1)
Series A	$253.8	June 15, 2010	8.50%	9.25%	N/A	N/A
Series B	$253.8	June 15, 2011	9.00%	9.50%	9.75%	N/A
Series C	$333.5	March 31 & April 1, 2012	9.50%	10.00%	10.25%	10.75%

(1)
The Notes generally require payment of interest quarterly.

              The Company made various cash payments in connection with the restructuring of its Notes. The Company paid an amendment fee at closing of $15.2 million. In addition, the Company paid a make-whole fee of $79.7 million related to a contractual provision in the old Notes. Due to the payment of this make-whole fee, the new Notes have no significant make-whole requirement. The Company also paid a restructuring fee of $50.0 million at closing, which will be applied toward the principal balance of the Notes if the Notes are refinanced in full on or before January 31, 2010.

              Bank Facility.    At June 30, 2009, the Company had an unsecured revolving line of credit that was due to expire on April 11, 2011. The Company's Facility was restructured from a revolving facility to a term facility maturing on November 13, 2010. Total commitments under the Facility were reduced at closing to $96.0 million from $115.0 million prior to closing. At closing, there were $50.0 million of borrowings and $46.0 million of standby letters of credit ("LCs") outstanding under the Facility. The $46.0 million of LCs terminated and/or expired prior to September 30, 2009 and the commitments under the Facility were reduced by a commensurate amount. As a result, the total commitment and outstanding balance was $50.0 million at September 30, 2009.

              Borrowings under the Facility bear interest at a floating rate of interest, subject to a floor. The floating rate spread increases by 0.5% per annum beginning on January 1, 2010 and continuing through maturity. At closing, the interest rate on the Facility was 8.5% per annum. The Facility requires the payment of a commitment fee equal to 0.50% per annum of the committed amount. In addition, the Company agreed to pay an amendment fee at closing of $1.0 million, and a restructuring fee payable on January 31, 2010 equal to 1.0% of the outstanding borrowings on such date if the Facility remains outstanding. The Facility generally requires payments of interest no less frequently than quarterly.

              Publicly Issued Unsecured Notes Payable.    At September 30, 2009, the Company had outstanding publicly issued unsecured notes as follows:

($ in millions)	Amount	Maturity Date
6.625% Notes due 2011	$319.9	July 15, 2011
6.000% Notes due 2012	195.6	April 1, 2012
6.875% Notes due 2047	230.0	April 15, 2047

Total	$745.5

              The 6.625% Notes due 2011 and the 6.000% Notes due 2012 require payment of interest only semi-annually, and all principal is due upon maturity. The Company has the option to redeem these notes in whole or in part, together with a redemption premium, as stipulated in the notes. In addition, the Company may purchase these notes in the market at par or at a discount to the extent permitted by the 1940 Act. During the nine months ended September 30, 2009, the Company paid $30.1 million to repurchase certain of the 6.625% Notes due 2011 which had a face value of $80.1 million, and $20.2 million to repurchase certain of the 6.000% Notes due 2012 which had a face value of $54.4 million. After recognizing the remaining unamortized original issue discount associated with the notes repurchased, the Company recognized a net gain on repurchase of debt of $83.5 million for the nine months ended September 30, 2009.

              The 6.875% Notes due 2047 require payment of interest only quarterly, and all principal is due upon maturity. These notes are redeemable in whole or in part at any time or from time to time on or after April 15, 2012, at par and upon the occurrence of certain tax events as stipulated in the notes.

              The Company has certain financial and operating covenants that are required by the publicly issued unsecured notes payable. The Company is not permitted to issue indebtedness unless immediately after such issuance the Company has asset coverage of all outstanding indebtedness of at least 200% as required by the 1940 Act, as amended. At September 30, 2009, the Company's asset coverage ratio was 175%.

              Scheduled Maturities.    Scheduled future maturities of notes payable at September 30, 2009, were as follows:

	Amount Maturing at Par
($ in millions) Year	Bank Secured Term Debt	Privately Issued Secured Notes Payable	Publicly Issued Unsecured Notes Payable	Total
2009	$—	$—	$—	$—
2010	50.0	253.7	—	303.7
2011	—	253.8	319.9	573.7
2012	—	333.5	195.6	529.1
2013	—	—	—	—
Thereafter	—	—	230.0	230.0

Total	$50.0	$841.0	$745.5	$1,636.5

    Fair Value of Debt

              The Company records debt at cost. The fair value of the Company's outstanding debt was approximately $1.4 billion and $1.4 billion at September 30, 2009 and December 31, 2008, respectively. The fair value of the Company's publicly issued 6.875% Notes due 2047 was determined using the market price of the retail notes at September 30, 2009 and December 31, 2008. The fair value of the Company's other debt was determined based on market interest rates for similar instruments as of the balance sheet dates.

Note 5.   Guarantees and Commitments

              In the ordinary course of business, the Company has issued guarantees and has extended standby letters of credit through financial intermediaries on behalf of certain portfolio companies. All standby letters of credit had been issued through Bank of America, N.A. As of September 30, 2009, and December 31, 2008, the Company had issued guarantees of debt and rental obligations aggregating $9.1 million and $19.2 million, respectively, and had extended standby letters of credit aggregating $0.0 million and $122.3 million, respectively. Under these arrangements, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations or if the expiration dates of the letters of credit are not extended. The maximum amount of potential future payments was $9.1 million and $141.5 million at September 30, 2009, and December 31, 2008, respectively.

              As of September 30, 2009, the guarantees and standby letters of credit expired as follows:

(in millions)	Total	2009	2010	2011	2012	2013	After 2013
Guarantees	$9.1	$5.0	$3.2	$—	$0.1	$—	$0.8
Standby letters of credit(1)	—	—	—	—	—	—	—

Total	$9.1	$5.0	$3.2	$—	$0.1	$—	$0.8

(1)
During the three months ended September 30, 2009, the Company funded $46.0 million in lieu of draws under standby letters of credit and the remaining standby letters of credit expired/terminated. At September 30, 2009, there were no standby letters of credit issued under the facility.

              In the ordinary course of business, the Company enters into agreements with service providers and other parties that may contain provisions for the Company to indemnify and guaranty certain minimum fees to such parties under certain circumstances.

              At September 30, 2009, the Company had outstanding commitments to fund investments totaling $543.9 million, including $515.5 million related to private finance investments and $28.4 million related to commercial real estate finance investments. Total outstanding commitments related to private finance investments included $352.2 million to the Senior Secured Loan Fund LLC. During October 2009, the Company sold its investment, including its outstanding commitments and the provision for management services, in the Senior Secured Loan Fund. See Note 14. Subsequent Events.

Note 6.   Shareholders' Equity

              The Company did not sell any common stock during the nine months ended September 30, 2009. The Company sold 20.5 million shares of its common stock during the nine months ended September 30, 2008, for gross proceeds of $417.1 million. The Company paid $14.6 million in costs, including underwriting fees, for net proceeds of $402.5 million.

              The Company issued 0.7 million shares of common stock upon the exercise of stock options during the nine months ended September 30, 2009. No stock options were exercised during the nine months ended September 30, 2008.

              The Company has a dividend reinvestment plan, whereby the Company may buy shares of its common stock in the open market or issue new shares in order to satisfy dividend reinvestment requests. If the Company issues new shares, the issue price is equal to the average of the closing sale prices reported for the Company's common stock for the five consecutive trading days immediately prior to the dividend payment date. The Company may not issue new shares below net asset value. During the nine months ended September 30, 2009, the Company did not pay dividends and there was no activity in the dividend reinvestment plan. During the nine months ended September 30, 2008, under the dividend reinvestment plan the Company issued 0.2 million shares at an average price of $19.49 per share, and 0.5 million shares were purchased by a plan agent for shareholders at an average price of $14.43 per share.

Note 7.   Earnings Per Common Share

              Earnings per common share for the three and nine months ended September 30, 2009 and 2008, were as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(in millions, except per share amounts)	2009	2008	2009	2008
Net increase (decrease) in net assets resulting from operations	$(140.7)	$(318.3)	$(517.4)	$(461.2)

Weighted average common shares outstanding—basic	179.1	178.7	178.8	171.1
Dilutive options outstanding	—	—	—	—

Weighted average common shares outstanding—diluted	179.1	178.7	178.8	171.1

Basic earnings (loss) per common share	$(0.79)	$(1.78)	$(2.89)	$(2.70)

Diluted earnings (loss) per common share	$(0.79)	$(1.78)	$(2.89)	$(2.70)

Note 8.   Employee Compensation Plans

              The Company had an Individual Performance Award plan ("IPA"), and an Individual Performance Bonus plan ("IPB"' each individually a "Plan," or collectively, the "Plans"). These Plans generally were determined annually at the beginning of each year but could be adjusted throughout the year. In 2008, the IPA was paid in cash in two equal installments during the year. Through December 31, 2007, the IPA amounts were contributed into a trust and invested in the Company's common stock. The IPB was distributed in cash to award recipients throughout the year (beginning in February of each respective year) as long as the recipient remained employed by the Company. The Company currently has not established an IPA or IPB for 2009.

              The trusts for the IPA payments were consolidated with the Company's accounts. The common stock was classified as common stock held in deferred compensation trust in the accompanying financial statements and the deferred compensation obligation, which represented the amount owed to the employees, was included in other liabilities. Changes in the value of the Company's common stock held in the deferred compensation trust were not recognized. However, the liability was marked to market with a corresponding charge or credit to employee compensation expense.

              In December 2007, the Company's Board of Directors made a determination that it was in the best interests of the Company to terminate its deferred compensation arrangements. The Board of Directors' decision primarily was in response to increased complexity resulting from changes in the regulation of deferred compensation arrangements. The Board of Directors resolved that the accounts under these Plans would be distributed to participants in full on March 18, 2008, the termination and distribution date, or as soon as was reasonably practicable thereafter, in accordance with the provisions of each of these Plans.

              The accounts under the deferred compensation arrangements totaled $52.5 million at December 31, 2007. The balances on the termination date were distributed to participants in March 2008 subsequent to the termination date in accordance with the transition rule for payment elections under Section 409A of the Code. Distributions from the plans were made in cash or shares of the Company's common stock, net of required withholding taxes.

              The IPA and IPB expenses are included in employee expenses and for the three and nine months ended September 30, 2009 and 2008, were as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
($ in millions)	2009	2008	2009	2008
IPA	$—	$2.0	$—	$6.6
IPA mark to market expense (benefit)	—	—	—	(4.1)

Total IPA expense	$—	$2.0	$—	$2.5

Total IPB expense	$—	$2.4	$—	$6.8

Note 9.   Stock Option Plan

              The purpose of the stock option plan ("Option Plan") is to provide officers and non-officer directors of the Company with additional incentives. Options are exercisable at a price equal to the fair market value of the shares on the day the option is granted. Each option states the period or periods of time within which the option may be exercised by the optionee, which may not exceed ten years from the date the option is granted. The options granted to officers generally vest ratably over up to a three year period. Options granted to non-officer directors vest on the grant date.

              All rights to exercise options terminate 60 days after an optionee ceases to be (i) a non-officer director, (ii) both an officer and a director, if such optionee serves in both capacities, or (iii) an officer (if such officer is not also a director) of the Company for any cause other than death or total and permanent disability. In the event of a change of control of the Company, all outstanding options will become fully vested and exercisable as of the change of control.

              At September 30, 2009, and December 31, 2008, there were 37.2 million shares authorized under the Option Plan and the number of shares available to be granted under the Option Plan was 3.8 million and 9.5 million, respectively.

              Information with respect to options granted, exercised and forfeited under the Option Plan for the nine months ended September 30, 2009, was as follows:

(in millions, except per share amounts)	Shares	Weighted Average Exercise Price Per Share	Weighted Average Contractual Remaining Term (Years)	Aggregate Intrinsic Value at September 30, 2009(1)
Options outstanding at January 1, 2009	19.7	$26.56
Granted	11.5	$0.88
Exercised	(0.7)	$0.73
Forfeited	(5.8)	$21.65

Options outstanding at September 30, 2009	24.7	$16.48	5.10	$21.3

Exercisable at September 30, 2009(2)	15.2	$22.25	4.53	$6.8

Exercisable and expected to be exercisable at September 30, 2009(3)	23.3	$16.77	5.05	$19.7

(1)
Represents the difference between the market value of the options at September 30, 2009, and the cost for the option holders to exercise the options.

(2)
Represents vested options.

(3)
The amount of options expected to be exercisable at September 30, 2009, is calculated based on an estimate of expected forfeitures.

              During the nine months ended September 30, 2008, 7.7 million options were granted, no options were exercised and 4.5 million options were forfeited. The fair value of the options vested during the nine months ended September 30, 2008 was $13.5 million.

Note 10. Dividends and Distributions and Taxes

              At December 31, 2008, the Company met its dividend distribution requirements for the 2008 tax year and therefore did not have excess taxable income available for distribution to shareholders in 2009. The Company's Board of Directors has not declared any dividends in 2009. The Company's Board of Directors declared and the Company paid a dividend of $0.65 per common share for the first, second and third quarters of 2008, totaling $340.4 million.

              The Company generally will be required to pay an excise tax equal to 4% of the amount by which 98% of the Company's annual taxable income exceeds the distributions for the year. The Company records an excise tax based on the Company's estimated excess taxable income for the period. Such estimates may change from period to period. The Company did not record an excise tax for the three and nine months ended September 30, 2009. The Company recorded an excise tax of $0.9 million and $5.1 million for the three and nine months ended September 30, 2008, respectively.

              In certain circumstances, the Company is restricted in its ability to pay dividends. Each of the Company's Notes and the Company's Facility contain provisions that limit the amount of dividends the Company can pay. In addition, pursuant to the 1940 Act, the Company may be precluded from declaring dividends or other distributions to its shareholders unless the Company's asset coverage of senior securities is at least 200%.

              The Company had cumulative deferred taxable income related to installment sale gains of approximately $218.9 million as of December 31, 2008. These gains have been recognized for financial reporting purposes in the respective years they were realized, but are generally deferred for tax purposes until the notes or other amounts received from the sale of the related investments are collected in cash. A substantial portion of these installment gains as of December 31, 2008 will be recognized for tax purposes in 2009 as certain notes received from the sale of the related investments have been sold.

              The Company's undistributed book earnings of $184.7 million as of December 31, 2008 resulted from undistributed ordinary income and long-term capital gains. The difference between undistributed book earnings at the end of the year and taxable income carried over from the current year into the next year relates to a variety of timing and permanent differences in the recognition of income and expenses for book and tax purposes.

              The Company's consolidated subsidiary, AC Corp, is subject to federal and state income taxes. For the three months ended September 30, 2009 and 2008, AC Corp's income tax expense was $1.9 million and $1.2 million, respectively, and for the nine months ended September 30, 2009 and 2008, income tax expense was $4.2 million and $3.0 million, respectively. For the nine months ended September 30, 2009, paid in capital was decreased by $3.1 million primarily for the reduction of the deferred tax asset related to stock options that expired unexercised.

Note 11. Supplemental Disclosure of Cash Flow Information

              The Company paid interest of $140.8 million and $95.9 million, respectively, for the nine months ended September 30, 2009 and 2008. The Company paid income taxes, including excise taxes (net of refunds), of $5.5 million and $13.0 million the nine months ended September 30, 2009 and 2008, respectively.

              Non-cash operating activities for the nine months ended September 30, 2009 and 2008, totaled $71.4 million and $107.7 million, respectively. Non-cash operating activities included the exchange of existing debt securities and accrued interest for new debt and equity securities.

              Non-cash financing activities included the issuance of common stock in lieu of cash distributions totaling $3.8 million for the nine months ended September 30, 2008.

Note 12. Financial Highlights

	At and for the Nine Months Ended September 30,
			At and for the Year Ended December 31, 2008
	2009(1)	2008
Per Common Share Data
Net asset value, beginning of period	$9.62	$17.54	$17.54

Net investment income(2)	0.31	1.04	1.23
Net realized gains (losses)(2)(3)	(0.89)	0.28	(0.75)

Net investment income plus net realized gains (losses)(2)	(0.58)	1.32	0.48
Net change in unrealized appreciation (depreciation)(2)(3)	(2.13)	(4.02)	(6.49)
Gain on repurchase of debt	0.47	—	—
Loss on extinguishment of debt	(0.65)	—	—

Net increase (decrease) in net assets resulting from operations(2)	(2.89)	(2.70)	(6.01)

Net decrease in net assets from shareholder distributions	—	(1.95)	(2.60)
Net increase (decrease) in net assets from capital share transactions(2)	(0.03)	0.62	0.69

Net asset value, end of period	$6.70	$13.51	$9.62

Market value, end of period	$3.07	$10.80	$2.69
Total return(4)	14.1%	(43.3)%	(82.5)%
Ratios and Supplemental Data
($ and shares in millions, except per share amounts)
Ending net assets	$1,201.3	$2,413.4	$1,718.4
Common shares outstanding at end of period	179.4	178.7	178.7
Diluted weighted average common shares outstanding	178.8	171.1	173.0
Employee, employee stock option and administrative expenses/average net assets(5)	4.32%	3.80%	5.47%
Total operating expenses/average net assets(5)(6)	13.69%	7.85%	11.39%
Income tax expense (benefit), including excise tax/average net assets(5)	0.30%	0.30%	0.10%
Net investment income/average net assets(5)	3.93%	6.59%	8.47%
Net increase (decrease) in net assets resulting from operations/average net assets(5)	(36.76)%	(16.99)%	(41.34)%
Portfolio turnover rate(5)	4.12%	19.38%	24.00%
Average debt outstanding	$1,833.3	$2,072.8	$2,091.6
Average debt per share(2)	$10.25	$12.12	$12.09

(1)
The results for the nine months ended September 30, 2009, are not necessarily indicative of the operating results to be expected for the full year.

(2)
Based on diluted weighted average number of common shares outstanding for the period.

(3)
Net realized gains (losses) and net change in unrealized appreciation or depreciation can fluctuate significantly from period to period. As a result, quarterly comparisons may not be meaningful.

(4)
Total return assumes the reinvestment of all dividends paid, if any, for the periods presented.

(5)
The ratios for the nine months ended September 30, 2009 and 2008, do not represent annualized results.

(6)
Includes 0.20% for the effect of the impairment of long-lived asset during the nine months ended September 30, 2009.

Note 13. Litigation

              On June 23, 2004, the Company was notified by the SEC that the SEC was conducting an informal investigation of the Company. The investigation related to the valuation of securities in the Company's private finance portfolio and other matters. On June 20, 2007, the Company announced that it entered into a settlement with the SEC that resolved the SEC's informal investigation. As part of the settlement and without admitting or denying the SEC's allegations, the Company agreed to the entry of an administrative order. In the order the SEC alleged that, between June 30, 2001, and March 31, 2003, the Company did not maintain books, records and accounts which, in reasonable detail, supported or accurately and fairly reflected valuations of certain securities in the Company's private finance portfolio and, as a result, did not meet certain recordkeeping and internal controls provisions of the federal securities laws. In the administrative order, the SEC ordered the Company to continue to maintain certain of its current valuation-related controls. Specifically, during and following the two-year period of the order the Company has: (1) continued to employ a Chief Valuation Officer, or a similarly structured officer-level employee, to oversee its quarterly valuation processes; and (2) continued to employ third-party valuation consultants to assist in its quarterly valuation processes.

              On December 22, 2004, the Company received letters from the U.S. Attorney for the District of Columbia requesting the preservation and production of information regarding the Company and Business Loan Express, LLC (currently known as Ciena Capital LLC) in connection with a criminal investigation relating to matters similar to those investigated by and settled with the SEC as discussed above. The Company produced materials in response to the requests from the U.S. Attorney's office and certain current and former employees were interviewed by the U.S. Attorney's Office. The Company has voluntarily cooperated with the investigation.

              In late December 2006, the Company received a subpoena from the U.S. Attorney for the District of Columbia requesting, among other things, the production of records regarding the use of private investigators by the Company or its agents. The Board established a committee, which was advised by its own counsel, to review this matter. In the course of gathering documents responsive to the subpoena, the Company became aware that an agent of the Company obtained what were represented to be telephone records of David Einhorn and which purport to be records of calls from Greenlight Capital during a period of time in 2005. Also, while the Company was gathering documents responsive to the subpoena, allegations were made that the Company's management had authorized the acquisition of these records and that management was subsequently advised that these records had been obtained. The Company's management has stated that these allegations are not true. The Company has cooperated fully with the inquiry by the U.S. Attorney's Office.

              On February 26, 2007, Dana Ross filed a class action complaint in the U.S. District Court for the District of Columbia in which she alleges that Allied Capital Corporation and certain members of management violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Thereafter, the court appointed new lead counsel and approved new lead plaintiffs. On July 30, 2007, plaintiffs served an amended complaint. Plaintiffs claim that, between November 7, 2005, and January 22, 2007, Allied Capital either failed to disclose or misrepresented information about its portfolio company, Business Loan Express, LLC. Plaintiffs seek unspecified compensatory and other damages, as well as other relief. The Company believes the lawsuit is without merit, and intends to defend the lawsuit vigorously. On September 13, 2007, the Company filed a motion to dismiss the lawsuit. A hearing was held on the motion to dismiss in April 2009. The motion is pending.

              As of November 6, 2009, the Company is aware of a putative class action and shareholder derivative complaint as well as an additional shareholder derivative complaint filed against the Company, its Board of Directors and Ares Capital Corporation. Both complaints allege that the Company's Board of Directors failed to discharge adequately its fiduciary duties to shareholders by failing to adequately value the Company's shares and ensure that its shareholders received adequate consideration in a proposed sale of Allied Capital to Ares Capital Corporation, that the proposed merger between the Company and Ares Capital is the product of a flawed sales process, that the Company's directors and officers breached their fiduciary duties by agreeing to a structure that was not designed to maximize the value of Allied's shares, and that Ares Capital aided and abetted the alleged breach of fiduciary duty. The plaintiffs demand, among other things, a preliminary and permanent injunction enjoining the sale and rescinding the transaction or any part thereof that has been implemented. The Company believes that each of the lawsuits is without merit, and it intends to defend each of these lawsuits vigorously.

              In addition, the Company is party to certain lawsuits in the normal course of business. Furthermore, third parties may try to seek to impose liability on the Company in connection with the activities of its portfolio companies. For a discussion of civil investigations being conducted regarding the lending practice of Ciena Capital LLC, a portfolio company of the Company, see "Note 3, Portfolio—Ciena Capital LLC."

              While the outcome of any of the open legal proceedings described above cannot at this time be predicted with certainty, the Company does not expect these matters will materially affect its financial condition or results of operations.

Note 14. Subsequent Events

              In accordance with ASC Topic 855, the Company has evaluated events subsequent to September 30, 2009, and through the issuance of these consolidated financial statements, which occurred on November 6, 2009.

              On October 26, 2009, the Company, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Ares Capital Corporation, a Maryland corporation ("Ares Capital"), and ARCC Odyssey Corp., a Maryland corporation and wholly-owned subsidiary of Ares Capital ("Merger Sub"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Allied Capital, with Allied Capital as the surviving company (the "Merger"). Immediately following the Merger, Allied Capital will merge with and into Ares Capital.

              Upon consummation of the Merger, each share of common stock, par value $0.0001 per share, of Allied Capital issued and outstanding immediately prior to the effective time of the Merger will be converted into and become exchangeable for 0.325 common shares, par value $0.001 per share, of Ares Capital. Based on the number of shares of Allied Capital common stock outstanding on the date of the Merger Agreement and not including the effect of outstanding in-the-money options, this will result in approximately 58.3 million Ares Capital shares being exchanged for approximately 179.4 million outstanding Allied Capital shares, subject to adjustment in certain limited circumstances.

              Following consummation of the transactions contemplated by the Merger Agreement, Ares Capital's Board of Directors will continue as directors of Ares Capital. However, Ares Capital's Board of Directors will be increased by at least one member and Ares Capital will submit the name of one member of Allied Capital's current Board of Directors for consideration to Ares Capital's Nominating and Governance Committee to fill the vacancy.

              The Merger Agreement contains (a) customary representations and warranties of Allied Capital and Ares Capital, including, among others: corporate organization, capitalization, corporate authority and absence of conflicts, third party and governmental consents and approvals, reports and regulatory matters, financial statements, compliance with law and legal proceedings, absence of certain changes, taxes, employee matters, intellectual property, insurance, investment assets and certain contracts, (b) covenants of Allied Capital and Ares Capital to conduct their respective businesses in the ordinary course until the Merger is completed and (c) covenants of Allied Capital and Ares Capital not to take certain actions during this interim period.

              Among other things, Allied Capital has agreed to, and will cause its affiliates, consolidated subsidiaries, and its and each of their respective officers, directors, managers, employees and other advisors, representatives and agents to, immediately cease and cause to be terminated all discussions and negotiations with respect to a "Takeover Proposal" (as defined in the Merger Agreement) from a third party and not to directly or indirectly solicit or take any other action (including providing information) with the intent to solicit any inquiry, proposal or offer with respect to a Takeover Proposal.

              However, if Allied Capital receives a bona fide unsolicited Takeover Proposal from a third party, and its Board of Directors determines in good faith, after consultation with reputable outside legal counsel and financial advisers experienced in such matters, that failure to consider such proposal would breach the duties of the directors under applicable law, and the Takeover Proposal constitutes or is reasonably likely to result in a "Superior Proposal" (as defined in the Merger Agreement), Allied Capital may engage in discussions and negotiations with such third party so long as certain notice and other procedural requirements are satisfied. In addition, subject to certain procedural requirements (including the ability of Ares Capital to revise its offer) and the payment of a $30 million termination fee, Allied Capital may terminate the Merger Agreement and enter into an agreement with a third party who makes a Superior Proposal.

              The representations and warranties of each party set forth in the Merger Agreement (a) have been qualified by confidential disclosures made to the other party in connection with the Merger Agreement, (b) will not survive consummation of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after the Merger is consummated, (c) are qualified in certain circumstances by a materiality standard which may differ from what may be viewed as material by investors, (d) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (e) may have been included in the Merger Agreement for the purpose of allocating risk between Allied Capital and Ares Capital rather than establishing matters as facts.

              Consummation of the Merger, which is currently anticipated to occur by the end of the first quarter of 2010, is subject to certain conditions, including, among others, Allied Capital stockholder approval, Ares Capital stockholder approval, required regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Act), receipt of certain Ares Capital and Allied Capital lender consents and other customary closing conditions.

              The Merger Agreement also contains certain termination rights for Allied Capital and Ares Capital and provides that, in connection with the termination of the Merger Agreement under specified circumstances, Allied Capital may be required to pay Ares Capital a termination fee of $30 million ($15 million if Allied Capital stockholders do not approve the Merger) and Ares Capital may be required to pay Allied Capital a termination fee of $30 million.

              In a separate transaction on October 30, 2009, the Company sold its interests, including its outstanding commitments and the provision of management services, in its Senior Secured Loan Fund LLC (the "SL Fund," formerly known as the Unitranche Fund) to Ares Capital for $165 million in cash. At September 30, 2009, the SL Fund held "unitranche loans" totaling approximately $921 million. In addition, from September 30, 2009 through November 2, 2009, the Company has collected additional cash proceeds totaling approximately $30 million and has identified approximately $200 million of assets for potential future sale. The Company has also paid down an additional $94 million of private debt since September 30, 2009 and has cash and money market and other securities of $273 million as of November 2, 2009.

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Allied Capital Corporation:

              We have reviewed the accompanying consolidated balance sheet of Allied Capital Corporation and subsidiaries (the Company), including the consolidated statement of investments, as of September 30, 2009, the related consolidated statements of operations for the three- and nine-month periods ended September 30, 2009 and 2008, and the consolidated statements of changes in net assets and cash flows and the financial highlights (included in Note 12) for the nine-month periods ended September 30, 2009 and 2008. These consolidated financial statements and financial highlights are the responsibility of the Company's management.

              We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

              Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements and financial highlights referred to above for them to be in conformity with U.S. generally accepted accounting principles.

              We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Allied Capital Corporation and subsidiaries, including the consolidated statement of investments, as of December 31, 2008, and the related consolidated statements of operations, changes in net assets and cash flows (not presented herein), and the financial highlights, for the year then ended; and in our report dated March 2, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet including the consolidated statement of investments as of December 31, 2008, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Washington, D.C.
November 6, 2009

 Schedule 12-14

ALLIED CAPITAL CORPORATION AND SUBSIDIARIES

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES

(in thousands)

		Amount of Interest or Dividends
PRIVATE FINANCE Portfolio Company	Investment(1)	Credited to Income(6)	Other(2)	December 31, 2008 Value	Gross Additions(3)	Gross Reductions(4)	September 30, 2009 Value
Companies More Than 25% Owned
AGILE Fund I, LLC	Equity Interests			$497	$34	$(114)	$417
(Private Equity Fund)
AllBridge Financial, LLC	Senior Loan	$21		—	1,311	—	1,311
(Asset Management)	Equity Interests			10,960	6,926	(2,363)	15,523
Allied Capital Senior Debt Fund, L.P.	Limited Partnership			31,800	1,244	—	33,044
(Private Debt Fund)	Interests
Avborne, Inc.	Preferred Stock			942	—	(38)	904
(Business Services)	Common Stock			—	—	—	—
Avborne Heavy Maintenance, Inc.	Common Stock			—	—	—	—
(Business Services)
Aviation Properties Corporation	Common Stock			—	—	—	—
(Business Services)
Border Foods, Inc.	Senior Loan	4,162		33,027	2,637	(788)	34,876
(Consumer Products)	Preferred Stock			11,851	4,734	—	16,585
	Common Stock			—	—	—	—
Calder Capital Partners, LLC	Senior Loan(5)			953	147	—	1,100
(Asset Management)	Equity Interests			—	—	—	—
Callidus Capital Corporation	Subordinated Debt	2,321		16,068	4,872	(5,775)	15,165
(Asset Management)	Common Stock			34,377	—	(34,377)	—
Ciena Capital LLC	Senior Loan(5)			104,883	—	(2,651)	102,232
(Financial Services)	Class B Equity
	Interests			—	3,504	(3,504)	—
	Class C Equity
	Interests			—	—	—	—
CitiPostal Inc.	Senior Loan	23		681	2	—	683
(Business Services)	Unitranche Debt	4,734		51,548	424	(971)	51,001
	Subordinated Debt	1,198		9,114	1,151	—	10,265
	Common Stock			8,616	—	(7,492)	1,124
Coverall North America, Inc.	Unitranche Debt	2,911		31,948	25	(408)	31,565
(Business Services)	Subordinated Debt	646		5,549	4	—	5,553
	Common Stock			17,968	3,293	—	21,261
CR Holding, Inc.	Subordinated Debt(5)			17,360	1,316	(8,405)	10,271
(Consumer Products)	Common Stock			—	—	—	—
Crescent Equity Corp.	Senior Loan	33		433	—	—	433
(Business Services)	Subordinated Debt(5)	58	$166	18,614	83	(14,494)	4,203
	Common Stock			4,580	2,165	(6,745)	—
Direct Capital Corporation	Senior Loan(5)			—	8,573	—	8,573
(Financial Services)	Subordinated Debt(5)			13,530	—	(6,391)	7,139
	Common Stock			—	—	—	—
Financial Pacific Company	Subordinated Debt	8,084		62,189	30	(20,802)	41,417
(Financial Services)	Preferred Stock	10		—	—	—	—
	Common Stock			—	—	—	—
ForeSite Towers, LLC	Equity Interest			889	—	(889)	—
(Tower Leasing)
Global Communications, LLC	Senior Loan			1,335	—	(1,335)	—
(Business Services)
Hot Light Brands, Inc.	Senior Loan(5)			13,678	50	(3,257)	10,471
(Retail)	Common Stock			—	—	—	—

		Amount of Interest or Dividends
PRIVATE FINANCE Portfolio Company	Investment(1)	Credited to Income(6)	Other(2)	December 31, 2008 Value	Gross Additions(3)	Gross Reductions(4)	September 30, 2009 Value
Hot Stuff Foods, LLC	Senior Loan	$1,526		$42,378	$11,219	$(8,180)	$45,417
(Consumer Products)	Subordinated Debt(5)			—	49,801	—	49,801
	Common Stock			—	—	—	—
Huddle House, Inc.	Subordinated Debt	4,918		57,067	962	(38,535)	19,494
(Retail)	Common Stock			20,922	—	(13,271)	7,651
IAT Equity, LLC and Affiliates	Subordinated Debt	410		6,000	—	—	6,000
d/b/a Industrial Air Tool	Equity Interests			8,860	1,088	—	9,948
(Industrial Products)
Impact Innovations Group, LLC	Equity Interests			321	1	—	322
(Business Services)	in Affiliate
Insight Pharmaceuticals Corporation	Subordinated Debt	$5,619		63,359	8,960	(20,221)	52,098
(Consumer Products)	Preferred Stock			4,068	20,932	(25,000)	—
	Common Stock			—	34,088	(23,669)	10,419
Jakel, Inc.	Subordinated Debt(5)			374	—	—	374
(Industrial Products)
Knightsbridge CLO 2007-1 Ltd.	Class E Notes	1,442		14,866	—	(3,706)	11,160
(CLO)	Income Notes	2,838		35,214	2,837	(15,411)	22,640
Knightsbridge CLO 2008-1 Ltd.	Class C Notes	842		12,800	—	(554)	12,246
(CLO)	Class D Notes	587		8,000	—	(920)	7,080
	Class E Notes	1,126		10,573	508	(1,283)	9,798
	Income Notes	2,924		21,315	2,924	(4,127)	20,112
MHF Logistical Solutions, Inc.	Subordinated Debt			—	49,633	(49,633)	—
(Business Services)	Preferred Stock			—	—	—	—
	Common Stock			—	20,942	(20,942)	—
MVL Group, Inc.	Senior Loan	2,433		30,663	70	(5,477)	25,256
(Business Services)	Subordinated Debt	3,842		40,994	42,123	(47,096)	36,021
	Subordinated Debt(5)			86	144	(230)	—
	Common Stock			—	—	—	—
Old Orchard Brands, LLC	Subordinated Debt	917		18,882	262	(19,144)	—
(Consumer Products)	Equity Interests			27,763	—	(27,763)	—
Penn Detroit Diesel Allison, LLC	Subordinated Debt	2,767		37,869	578	(38,447)	—
(Business Services)	Equity Interests			21,100	1,262	(8,492)	13,870
Senior Secured Loan Fund LLC	Subordinated	11,782	$7,548	125,423	47,373	(7,796)	165,000
(Private Debt Fund)	Certificates Equity Interests			1	—	(1)	—
Service Champ, Inc.	Subordinated Debt	3,235		26,984	531	—	27,515
(Business Services)	Common Stock			21,156	7,165	—	28,321
Stag-Parkway, Inc.	Subordinated Debt	1,362		—	19,001	(1)	19,000
(Business Services)	Unitranche Debt	170		17,962	418	(18,380)	—
	Common Stock			6,968	391	—	7,359
Startec Equity, LLC	Equity Interests			332	—	(332)	—
(Telecommunications)
Worldwide Express Operations, LLC	Subordinated Debt		38	2,032	694	(2,726)	—
(Business Services)	Equity Interests			—	11,384	(11,384)	—
	Warrants			—	144	(144)	—

Total companies more than 25% owned				$1,187,722			$1,032,018

Companies 5% to 25% Owned
10th Street, LLC	Subordinated Debt	$2,148		$21,439	$676	$(15)	$22,100
(Business Services)	Equity Interests			975	—	(490)	485
	Option			25	—	—	25
Advantage Sales & Marketing, Inc.	Subordinated Debt	2,286		135,000	—	(135,000)	—
(Business Services)	Equity Interests			5,000	—	(5,000)	—
Air Medical Group Holdings LLC	Senior Loan	100		3,139	13,947	(12,630)	4,456
(Healthcare Services)	Equity Interests			10,800	9,200	—	20,000
Alpine ESP Holdings, Inc.	Preferred Stock			—	701	(701)	—
(Business Services)	Common Stock			—	13	(13)	—
Amerex Group, LLC	Subordinated Debt	1,993		8,784	5	(8,789)	—
(Consumer Products)	Equity Interests	6,167		9,932	—	(9,932)	—

		Amount of Interest or Dividends
PRIVATE FINANCE Portfolio Company	Investment(1)	Credited to Income(6)	Other(2)	December 31, 2008 Value	Gross Additions(3)	Gross Reductions(4)	September 30, 2009 Value
BB&T Capital Partners/Windsor	Equity Interests			$11,063	$—	$(1,054)	$10,009
Mezzanine Fund, LLC
(Private Equity Fund)
Becker Underwood, Inc.	Subordinated Debt	$425		25,502	216	(25,718)	—
(Industrial Products)	Common Stock			2,267	2,748	(5,015)	—
Drew Foam Companies, Inc.	Preferred Stock			512	111	(623)	—
(Business Services)	Common Stock			—	6	(6)	—
Driven Brands, Inc.	Subordinated Debt	11,021		83,698	5,780	(3,080)	86,398
(Consumer Services)	Common Stock			4,855	—	(2,355)	2,500
Hilden America, Inc.	Common Stock			76	378	(454)	—
(Consumer Products)
Lydall Transport, Ltd.	Equity Interests			345	87	(432)	—
(Business Services)
Multi-Ad Services, Inc.	Unitranche Debt	234		2,941	56	(509)	2,488
(Business Services)	Equity Interests			1,782	—	(576)	1,206
Pendum Acquisition, Inc.	Common Stock			—	—	—	—
(Business Services)
Postle Aluminum Company, LLC	Senior Loan(5)			—	34,876	(19,568)	15,308
(Industrial Products)	Subordinated Debt(5)			—	23,868	(23,868)	—
	Equity Interest			—	—	—	—
Progressive International Corporation	Preferred Stock			1,125	4,722	—	5,847
(Consumer Products)	Common Stock			4,600	—	(4,447)	153
	Warrants			—	—	—	—
Regency Healthcare Group, LLC	Senior Loan	44		—	4,001	(4,001)	—
(Healthcare Services)	Unitranche Debt	309		10,825	31	(10,856)	—
	Equity Interests			2,050	—	(209)	1,841
SGT India Private Limited	Common Stock			—	21	(21)	—
(Business Services)
Soteria Imaging Services, LLC	Subordinated Debt	396		4,054	100	—	4,154
(Healthcare Services)	Equity Interests			1,971	—	(688)	1,283
Triax Holdings, LLC	Subordinated Debt			—	10,772	(10,772)	—
(Consumer Products)	Equity Interests			—	16,528	(16,528)	—
Universal Environmental Services, LLC	Equity Interests			—	—	—	—
(Business Services)

Total companies 5% to 25% owned				$352,760			$178,253

This schedule should be read in conjunction with the Company's consolidated financial statements, including the consolidated statement of investments and Note 3 to the consolidated financial statements. Note 3 includes additional information regarding activities in the private finance portfolio.

(1)
Common stock, preferred stock, warrants, options, and equity interests are generally non-income producing and restricted. The principal amount for loans and debt securities and the number of shares of common stock and preferred stock is shown in the consolidated statement of investments as of September 30, 2009.

(2)
Other includes interest, dividend, or other income which was applied to the principal of the investment and therefore reduced the total investment. These reductions are also included in the Gross Reductions for the investment, as applicable.

(3)
Gross additions include increases in the cost basis of investments resulting from new portfolio investments, paid-in-kind interest or dividends, the amortization of discounts and closing fees, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company into this category from a different category. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation.

(4)
Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales, the exchange of one or more existing securities for one or more new securities and the movement of an existing portfolio company out of this category into a different category. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation.

(5)
Loan or debt security is on non-accrual status at September 30, 2009, and is therefore considered non-income producing. Loans or debt securities on non-accrual status at the end of the period may or may not have been on non-accrual status for the full period.

(6)
Represents the total amount of interest or dividends credited to income for the portion of the year an investment was included in the companies more than 25% owned or companies 5% to 25% owned categories, respectively.

 PART C

Other information

ITEM 25.    FINANCIAL STATEMENTS AND EXHIBITS

(1)
Financial Statements

    The following statements of Ares Capital Corporation (the "Company" or the "Registrant") and Allied Capital Corporation are included in Part A of this Registration Statement:

ARES CAPITAL CORPORATION

Audited Annual Financial Statements

(2)
Exhibits

(a)	Articles of Amendment and Restatement, as amended(1)
(b)	Second Amended and Restated Bylaws(2)
(c)	Not Applicable
(d)(1)	Form of Stock Certificate(3)
(d)(2)	Form of Indenture(4)
(d)(3)	Statement of Eligibility of Trustee on Form T-1(4)
(d)(4)	Form of Subscription Certificate(5)
(e)	Dividend Reinvestment Plan(2)
(f)	Not Applicable
(g)	Amended and Restated Investment Advisory and Management Agreement between Registrant and Ares Capital Management LLC(6)
(h)(1)	Form of Underwriting Agreement for Equity Securities(7)
(h)(2)	Form of Underwriting Agreement for Debt Securities(7)
(i)	Not Applicable
(j)	Amended and Restated Custodian Agreement between the Registrant and U.S. Bank National Association(8)
(k)(1)	Amended and Restated Administration Agreement between the Registrant and Ares Operations LLC(9)
(k)(2)	Trademark License Agreement between the Registrant and Ares Management(10)
(k)(3)	Form of Indemnification Agreement between the Registrant and directors and certain officers(3)
(k)(4)	Form of Indemnification Agreement between the Registrant and the members of the Ares Capital Management LLC investment committee(3)
(k)(5)	Amended and Restated Purchase and Sale Agreement, dated as of January 22, 2010, among the Registrant, as seller, and Ares Capital CP Funding Holdings LLC, as purchaser(11)

(k)(6)	Second Tier Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital CP Funding Holdings LLC, as seller, and Ares Capital CP Funding LLC, as purchaser(11)
(k)(7)
Amended and Restated Sale and Servicing Agreement, dated as of January 22, 2010, among Ares Capital CP Funding LLC, as borrower, the Registrant as servicer, Wachovia Bank, National Association, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent.(11)
(k)(8)	Master Participation Agreement, dated as of July 7, 2006, between Ares Capital CP Funding LLC and the Registrant(12)
(k)(9)
Senior Secured Revolving Credit Agreement, dated as of December 28, 2005 and amended and restated as of January 22, 2010, among the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent(11)
(k)(10)
First Amendment Agreement and Waiver, dated as of November 13, 2007, between the Registrant as borrower, Ares Capital FL Holdings LLC, ARCC CIC Flex Corp., ARCC Imperial Corporation and ARCC Imperial LLC as subsidiary guarantors and BMO Capital Markets Financing, Inc., Merrill Lynch Capital Corporation, SunTrust Bank, Commerzbank AG, New York and Grand Cayman Branches, UBS Loan Finance LLC, JPMorgan Chase Bank, N.A., Wachovia Bank, National Association and KBC Bank N.V. as lenders(13)
(k)(11)
Sale and Servicing Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, as issuer, ARCC CLO 2006 LLC, as trust depositor, the Registrant, as originator and as servicer, U.S. Bank National Association, as trustee and as collateral administrator, Lyon Financial Services, Inc. (d/b/a U.S. Bank Portfolio Services), as backup servicer, and Wilmington Trust Company, as owner trustee(12)
(k)(12)	Commercial Loan Sale Agreement, dated as of July 7, 2006, between the Registrant and ARCC CLO 2006 LLC(12)
(k)(13)	Amendment No. 1 to the Commercial Loan Sale Agreement, dated as of July 17, 2009, between the Registrant and ARCC CLO 2006 LLC(14)
(k)(14)	Indenture, dated as of July 7, 2006, between ARCC Commercial Loan Trust 2006 and U.S. Bank National Association(12)
(k)(15)	Amended and Restated Trust Agreement, dated as of July 7, 2006, among ARCC CLO 2006 LLC, Wilmington Trust Company and U.S. Bank National Association(12)
(k)(16)	Collateral Administration Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, the Registrant and U.S. Bank National Association(12)
(k)(17)	Class A-1A VFN Purchase Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, U.S. Bank National Association and other Class A-1A VFN noteholders party thereto(12)
(k)(18)	Agreement and Plan of Merger, dated as of October 26, 2009, among the Registrant, ARCC Odyssey Corp. and Allied Capital Corporation(15)
(l)(1)	Opinion and Consent of Venable LLP, Maryland, counsel for Registrant(8)
(l)(2)	Opinion and Consent of Proskauer Rose LLP, counsel for Registrant(8)
(m)	Not Applicable
(n)(1)	Consent of independent registered public accounting firm for the Registrant*

(n)(2)	Opinion of independent registered public accounting firm for the Registrant, regarding "senior securities" table contained herein(7)
(n)(3)	Consent of independent registered public accounting firm for Allied Capital for audited financial statements*
(n)(4)	Consent of independent registered public accounting firm for Allied Capital for interim financial information*
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics(8)
99.1	Statement of Computation of Ratio of Earnings to Fixed Charges(16)

*
Filed herewith.

(1)
Incorporated by reference to Exhibit (a) to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-149109), filed on March 14, 2008, as amended by Exhibit (3.1) to the Registrant's Form 8-K (File No. 814-00663), filed on December 16, 2009.

(2)
Incorporated by reference to Exhibits 3.1 and 10.1, as applicable, to the Registrant's Form 8-K (File No. 814-00663), filed on February 27, 2009.

(3)
Incorporated by reference to Exhibits (d), (k)(4) and (k)(5), as applicable, to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 28, 2004.

(4)
Incorporated by reference to Exhibits (d)(2) and (d)(3), as applicable, to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-140620), filed on March 23, 2007.

(5)
Incorporated by reference to Exhibit (d)(4) to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-149139), filed on April 9, 2008.

(6)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on June 5, 2006.

(7)
Incorporated by reference to Exhibits (h)(1), (h)(2) and (n)(2), as applicable, to the Registrant's Registration Statement under the Securities Act of 1933, on Form N-2 (File No. 333-158211), filed on March 25, 2009.

(8)
Incorporated by reference to Exhibits (j), (k)(6), (l)(1), (l)(2) and (r), as applicable, to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-158211), filed on May 28, 2009.

(9)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2007, filed on August 9, 2007.

(10)
Incorporated by reference to Exhibit (k)(3) to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 17, 2004.

(11)
Incorporated by reference to Exhibits 10.1, 10.2, 10.3 and 10.4, as applicable, to the Registrant's Form 8-K (File No. 814-00663), filed on January 25, 2010.

(12)
Incorporated by reference to Exhibits 10.2 through 10.8, as applicable, to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2006, filed on August 9, 2006.

(13)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on November 14, 2007.

(14)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2009, filed on August 6, 2009.

(15)
Incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K (File No. 814-00663), filed on October 30, 2009.

(16)
Incorporated by reference to Exhibit 99.1 to the Registrant's post-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-158211), filed on December 18, 2009.

ITEM 26.    MARKETING ARRANGEMENTS

              The information contained under the heading "Plan of Distribution" on this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

ITEM 27.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Commission registration fee	$36,095	*
NASDAQ Global Select Market Listing Fee	$50,000	(1)
FINRA filing fee	$15,500	**
Accounting fees and expenses	$62,690	(1)
Legal fees and expenses	$450,000	(1)
Printing and engraving	$180,000	(1)
Miscellaneous fees and expenses	$28,715	(1)

Total	$823,000	(1)

*
A filing fee of $23,580 was previously offset against a filing fee associated with unsold securities registered under a previous registration statement.

**
An additional $40,000 filing fee was offset against a filing fee associated with unsold securities registered under a previous registration statement.

(1)
These amounts are estimates.

ITEM 28.    PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Direct Subsidiaries

              The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

AC Notes Holdings LLC (Delaware)	100%
ARCC BB Corp. (Delaware)	100%
ARCC CIC Flex Corp. (Delaware)	100%
ARCC CLO 2006 LLC (Delaware)	100%
ARCC CLPB Corp. (Delaware).	100%
ARCC Covestia Corp. (Delaware)	100%
ARCC IGS Corp. (Delaware)	100%
ARCC Imperial Corporation (Delaware)	100%
ARCC JTC, LLC (Delaware)	100%
ARCC LVCG Investors LLC (Delaware)	100%
ARCC Odyssey Corp. (Maryland)	100%
ARCC PAH Corp. (Delaware)	100%
ARCC TTL Corp. (Delaware)	100%
ARCC Universal Corp. (Delaware)	100%
ARCC VTH Corp. (Delaware)	100%
ARCC WMA Corp. (Delaware)	100%
Ares Capital CP Funding LLC (Delaware)	100%
Ares Capital CP Funding II LLC (Delaware)	100%
Ares Capital CP Funding Holdings LLC (Delaware)	100%
Ares Capital CP Funding Holdings II LLC (Delaware)	100%
Ares Capital FL Holdings LLC (Delaware)	100%
Ivy Hill Asset Management GP, LLC (Delaware)	100%

Indirect Subsidiaries

              The following list sets forth each of ARCC Imperial Corporation's subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by ARCC Imperial Corporation of such subsidiary:

ARCC Imperial LLC (Delaware)	100%

              Each of our direct and indirect subsidiaries listed above is consolidated for financial reporting purposes.

Other Entities Deemed to be Controlled by the Company

              The following list sets forth (a) each of the portfolio companies that we "control" under the Investment Company Act because we own more than 25% of the portfolio company's outstanding voting securities, (b) the state or country under whose laws such portfolio company is organized and (c) the percentage of voting securities or membership interests owned by us in such portfolio company.

HCP Acquisitions Holdings, LLC (Delaware)	26%
Ivy Hill Asset Management, L.P. (Delaware)	100%
LVCG Holdings, LLC (Delaware)	57%
Reflexite Corporation (Connecticut)	39%
Senior Secured Loan Fund LLC (Delaware)	50%
The Thymes, LLC (Delaware)	55%

              The following list sets forth (a) each of the portfolio companies that we "control" under the Investment Company Act because we have the power to exercise control over the management or policies of such portfolio company (including through a management agreement) even though we own 25% or less of the portfolio company's outstanding voting securities and (b) the state or country under whose laws the portfolio company is organized.

Ivy Hill Middle Market Credit Fund, Ltd. (Cayman Islands)

ITEM 29.    NUMBER OF HOLDERS OF SECURITIES

              The following table sets forth the approximate number of record holders of the Company's common stock at January 15, 2010.

TITLE OF CLASS	NUMBER OF RECORD HOLDERS
Common stock, $0.001 par value	29 (including Cede & Co.)

              As of January 15, 2010 we have 55 holders of our debt under the Debt Securitization, CP Funding Facility, CP Funding II Facility, and the Revolving Credit Facility.

ITEM 30.    INDEMNIFICATION

              Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act.

              Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to obligate us to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the Investment Company Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In addition to the indemnification provided for in our bylaws, we have entered into indemnification agreements with each of our current directors and certain of our officers and with members of our investment adviser's investment committee and we intend to enter into indemnification agreements with each of our future directors, members of our investment adviser's investment committee and certain of our officers. The indemnification agreements attempt to provide these directors and senior officers the maximum indemnification permitted under Maryland law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities which such person may incur by reason of his or her status as a present or former director or officer or member of our investment adviser's investment committee in any action or proceeding arising out of the performance of such person's services as a present or former director or officer or member of our investment adviser's investment committee.

              Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

              The investment advisory and management agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, our investment adviser Ares Capital Management and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser's services under the investment advisory and management agreement or otherwise as an investment adviser of the Company.

              The administration agreement provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Ares Operations and its officers, manager, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of Ares Operations' services under the administration agreement or otherwise as administrator for the Company.

              Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 31.    BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

              A description of any other business, profession, vocation or employment of a substantial nature in which Ares Capital Management, and each partner, director or executive officer of Ares Capital Management, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled "Management." Additional information regarding Ares Capital Management and its officers and directors will be set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-63168), and is incorporated herein by reference.

ITEM 32.    LOCATION OF ACCOUNTS AND RECORDS

              All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

    (1)
    the Company, Ares Capital Corporation, 280 Park Avenue, 22nd Floor, Building East, New York, New York 10017;

    (2)
    the transfer agent, Computershare Investor Services, LLC, 2 N. LaSalle Street, Chicago, Illinois 60602;

    (3)
    the custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd floor, Boston, Massachusetts 02110; and

    (4)
    the investment adviser, Ares Capital Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.

ITEM 33.    MANAGEMENT SERVICES

              Not Applicable.

ITEM 34.    UNDERTAKINGS

              The Registrant undertakes:

    (1)
    to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (b) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.

    (2)
    if the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall undertake to file a post-effective amendment to set forth the terms of such offering;

    (3)
    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (a)
    to include any prospectus required by Section 10(a)(3) of the Securities Act;

    (b)
    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

    (c)
    to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (4)
    that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof;

    (5)
    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (6)
    that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectus filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

    (7)
    that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

    (a)
    any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

    (b)
    the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

    (c)
    any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser; and

    (8)
    to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event its shares of common stock are trading below its net asset value per share and either (a) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant's ability to continue as a going concern or (b) the Registrant has concluded that a fundamental change has occurred in its financial position or results of operations.

 SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 24th day of January, 2010.

ARES CAPITAL CORPORATION
By:	/s/ MICHAEL J. AROUGHETI Michael J. Arougheti President

              Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 24, 2010. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

SIGNATURE		TITLE

/s/ MICHAEL J. AROUGHETI Michael J. Arougheti		President and Director (principal executive officer)
/s/ RICHARD S. DAVIS Richard S. Davis		Chief Financial Officer (principal financial and accounting officer)
* Douglas E. Coltharp		Director
* Frank E. O'Bryan		Director
* Gregory W. Penske		Director
* Robert L. Rosen		Director
* Bennett Rosenthal		Chairman and Director
* Eric B. Siegel		Director
*By:	/s/ MICHAEL D. WEINER Michael D. Weiner, Attorney-in-fact

 EXHIBIT INDEX

(a)	Articles of Amendment and Restatement, as amended(1)
(b)	Second Amended and Restated Bylaws(2)
(c)	Not Applicable
(d)(1)	Form of Stock Certificate(3)
(d)(2)	Form of Indenture(4)
(d)(3)	Statement of Eligibility of Trustee on Form T-1(4)
(d)(4)	Form of Subscription Certificate(5)
(e)	Dividend Reinvestment Plan(2)
(f)	Not Applicable
(g)	Amended and Restated Investment Advisory and Management Agreement between Registrant and Ares Capital Management LLC(6)
(h)(1)	Form of Underwriting Agreement for Equity Securities(7)
(h)(2)	Form of Underwriting Agreement for Debt Securities(7)
(i)	Not Applicable
(j)	Amended and Restated Custodian Agreement between the Registrant and U.S. Bank National Association(8)
(k)(1)	Amended and Restated Administration Agreement between the Registrant and Ares Operations LLC(9)
(k)(2)	Trademark License Agreement between the Registrant and Ares Management(10)
(k)(3)	Form of Indemnification Agreement between the Registrant and directors and certain officers(3)
(k)(4)	Form of Indemnification Agreement between the Registrant and the members of the Ares Capital Management LLC investment committee(3)
(k)(5)	Amended and Restated Purchase and Sale Agreement, dated as of January 22, 2010, among the Registrant, as seller, and Ares Capital CP Funding Holdings LLC, as purchaser(11)
(k)(6)	Second Tier Purchase and Sale Agreement, dated as of January 22, 2010, among Ares Capital CP Funding Holdings LLC, as seller, and Ares Capital CP Funding LLC, as purchaser(11)
(k)(7)
Amended and Restated Sale and Servicing Agreement, dated as of January 22, 2010, among Ares Capital CP Funding LLC, as borrower, the Registrant as servicer, Wachovia Bank, National Association, as note purchaser, U.S. Bank National Association, as trustee and collateral custodian, and Wells Fargo Securities, LLC, as agent(11)
(k)(8)	Master Participation Agreement, dated as of July 7, 2006, between Ares Capital CP Funding LLC and the Registrant(12)
(k)(9)
Senior Secured Revolving Credit Agreement, dated as of December 28, 2005 and amended and restated as of January 22, 2010, among the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent(11)

(k)(10)	First Amendment Agreement and Waiver, dated as of November 13, 2007, between the Registrant as borrower, Ares Capital FL Holdings LLC, ARCC CIC Flex Corp., ARCC Imperial Corporation and ARCC Imperial LLC as subsidiary guarantors and BMO Capital Markets Financing, Inc., Merrill Lynch Capital Corporation, SunTrust Bank, Commerzbank AG, New York and Grand Cayman Branches, UBS Loan Finance LLC, JPMorgan Chase Bank, N.A., Wachovia Bank, National Association and KBC Bank N.V., as lenders(13)
(k)(11)
Sale and Servicing Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, as issuer, ARCC CLO 2006 LLC, as trust depositor, the Registrant, as originator and as servicer, U.S. Bank National Association, as trustee and as collateral administrator, Lyon Financial Services, Inc. (D/B/A U.S. Bank Portfolio Services), as backup servicer, and Wilmington Trust Company, as owner trustee(12)
(k)(12)	Commercial Loan Sale Agreement, dated as of July 7, 2006, between the Registrant and ARCC CLO 2006 LLC(12)
(k)(13)	Amendment No. 1 to the Commercial Loan Sale Agreement, dated as of July 17, 2009, between the Registrant and ARCC CLO 2006 LLC(14)
(k)(14)	Indenture, dated as of July 7, 2006, between ARCC Commercial Loan Trust 2006 and U.S. Bank National Association(12)
(k)(15)	Amended and Restated Trust Agreement, dated as of July 7, 2006, among ARCC CLO 2006 LLC, Wilmington Trust Company and U.S. Bank National Association(12)
(k)(16)	Collateral Administration Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, the Registrant and U.S. Bank National Association(12)
(k)(17)	Class A-1A VFN Purchase Agreement, dated as of July 7, 2006, among ARCC Commercial Loan Trust 2006, U.S. Bank National Association and other Class A-1A VFN noteholders party thereto(12)
(k)(18)	Agreement and Plan of Merger, dated as of October 26, 2009, among the Registrant, ARCC Odyssey Corp. and Allied Capital Corporation(15)
(l)(1)	Opinion and Consent of Venable LLP, Maryland, counsel for Registrant(8)
(l)(2)	Opinion and Consent of Proskauer Rose LLP, counsel for Registrant(8)
(m)	Not Applicable
(n)(1)	Consent of independent registered public accounting firm for the Registrant*
(n)(2)	Opinion of independent registered public accounting firm for the Registrant, regarding "senior securities" table contained herein(7)
(n)(3)	Consent of independent registered public accounting firm for Allied Capital for audited financial statements*
(n)(4)	Consent of independent registered public accounting firm for Allied Capital for interim financial information*
(o)	Not Applicable
(p)	Not Applicable
(q)	Not Applicable
(r)	Code of Ethics(8)
99.1	Statement of Computation of Ratio of Earnings to Fixed Charges(16)

*
Filed herewith.

(1)
Incorporated by reference to Exhibit (a) to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-149109), filed on March 14, 2008, as amended by Exhibit (3.1) to the Registrant's Form 8-K (File No. 814-00663), filed on December 16, 2009.

(2)
Incorporated by reference to Exhibits 3.1 and 10.1, as applicable, to the Registrant's Form 8-K (File No. 814-00663), filed on February 27, 2009.

(3)
Incorporated by reference to Exhibits (d), (k)(4) and (k)(5), as applicable, to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 28, 2004.

(4)
Incorporated by reference to Exhibits (d)(2) and (d)(3), as applicable, to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-140620), filed on March 23, 2007.

(5)
Incorporated by reference to Exhibit (d)(4) to the Registrant's pre-effective Amendment No. 2 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-149139), filed on April 9, 2008.

(6)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on June 5, 2006.

(7)
Incorporated by reference to Exhibits (h)(1), (h)(2) and (n)(2), as applicable, to the Registrant's Registration Statement under the Securities Act of 1933, on Form N-2 (File No. 333-158211), filed on March 25, 2009.

(8)
Incorporated by reference to Exhibits (j), (k)(6), (l)(1), (l)(2) and (r), as applicable, to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-158211), filed on May 28, 2009.

(9)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2007, filed on August 9, 2007.

(10)
Incorporated by reference to Exhibit (k)(3) to the Registrant's pre-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-114656), filed on September 17, 2004.

(11)
Incorporated by reference to Exhibits 10.1, 10.2, 10.3 and 10.4, as applicable, to the Registrant's Form 8-K (File No. 814-00663), filed on January 25, 2010.

(12)
Incorporated by reference to Exhibits 10.2 through 10.8, as applicable, to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2006, filed on August 9, 2006.

(13)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K (File No. 814-00663), filed on November 14, 2007.

(14)
Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q (File No. 814-00663) for the quarter ended June 30, 2009, filed on August 6, 2009.

(15)
Incorporated by reference to Exhibit 2.1 to the Registrant's Form 8-K (File No. 814-00663), filed on October 30, 2009.

(16)
Incorporated by reference to Exhibit 99.1 to the Registrant's post-effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933, as amended, on Form N-2 (File No. 333-158211), filed on December 18, 2009.

QuickLinks

PROSPECTUS SUMMARY
THE COMPANY
OFFERINGS
FEES AND EXPENSES
SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA OF ARES CAPITAL
UNAUDITED SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
(dollar amounts in thousands, except per share data and as otherwise indicated)
UNAUDITED PRO FORMA PER SHARE DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Ares Capital Corporation and Subsidiaries Pro Forma Condensed Consolidated Balance Sheet As of September 30, 2009 Unaudited (in thousands, except share and per share data)
Ares Capital Corporation and Subsidiaries Pro Forma Condensed Consolidated Statement of Operations For the Nine Months Ended September 30, 2009 Unaudited (in thousands, except share and per share data)
Ares Capital Corporation and Subsidiaries Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2008 Unaudited (in thousands, except share and per share data)
Ares Capital Corporation and Subsidiaries Pro Forma Schedule of Investments Unaudited As of September 30, 2009 (Dollar Amounts in Thousands)
Ares Capital Corporation and Subsidiaries Notes to Pro Forma Condensed Consolidated Financial Statements Unaudited (In thousands, except share and per share data unless otherwise stated)
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS
RATIOS OF EARNINGS TO FIXED CHARGES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
SENIOR SECURITIES (dollar amounts in thousands, except per share data)
BUSINESS
PENDING ALLIED ACQUISITION
PORTFOLIO COMPANIES
ARES CAPITAL AND SUBSIDIARIES PORTFOLIO COMPANIES As of September 30, 2009 (dollar amounts in thousands)
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
DETERMINATION OF NET ASSET VALUE
DIVIDEND REINVESTMENT PLAN
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
DESCRIPTION OF SECURITIES
DESCRIPTION OF OUR CAPITAL STOCK
SALES OF COMMON STOCK BELOW NET ASSET VALUE
ISSUANCE OF WARRANTS OR SECURITIES TO SUBSCRIBE FOR OR CONVERTIBLE INTO SHARES OF OUR COMMON STOCK
DESCRIPTION OF OUR PREFERRED STOCK
DESCRIPTION OF OUR SUBSCRIPTION RIGHTS
DESCRIPTION OF OUR WARRANTS
DESCRIPTION OF OUR DEBT SECURITIES
REGULATION
CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR
BROKERAGE ALLOCATION AND OTHER PRACTICES
PLAN OF DISTRIBUTION
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AVAILABLE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (dollar amounts in thousands, except per share data)
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS (dollar amounts in thousands, except per share data)
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED SCHEDULE OF INVESTMENTS As of December 31, 2008 (dollar amounts in thousands, except per unit data)
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED SCHEDULE OF INVESTMENTS As of December 31, 2007 (dollar amounts in thousands, except per unit data)
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (dollar amounts in thousands, except per share data)
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS (dollar amounts in thousands)
ARES CAPITAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2008 (dollar amounts in thousands, except per share data and as otherwise indicated)
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET (dollar amounts in thousands, except per share data)
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS (dollar amounts in thousands, except per share data)
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED SCHEDULE OF INVESTMENTS As of September 30, 2009 (unaudited) (dollar amounts in thousands, except per unit data)
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED SCHEDULE OF INVESTMENTS As of December 31, 2008 (dollar amounts in thousands, except per unit data)
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY For the Nine Months Ended September 30, 2009 (unaudited) (dollar amounts in thousands, except per share data)
ARES CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS (dollar amounts in thousands)
ARES CAPITAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS As of September 30, 2009 (unaudited) (dollar amounts in thousands, except per share data and as otherwise indicated)
Report of Independent Registered Public Accounting Firm
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET (in thousands, except per share amounts)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS (in thousands, except per share amounts)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS (in thousands, except per share amounts)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF INVESTMENTS December 31, 2008 (in thousands, except number of shares)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF INVESTMENTS December 31, 2007 (in thousands, except number of shares)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
  Schedule 12-14
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET (in thousands, except per share amounts)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS (in thousands, except per share amounts)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS (in thousands, except per share amounts)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF INVESTMENTS September 30, 2009 (unaudited) (in thousands, except number of shares)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF INVESTMENTS December 31, 2008 (in thousands, except number of shares)
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
  Schedule 12-14
ALLIED CAPITAL CORPORATION AND SUBSIDIARIES SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES (in thousands)
PART C Other information
  ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS
  ITEM 26. MARKETING ARRANGEMENTS
  ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
  ITEM 29. NUMBER OF HOLDERS OF SECURITIES
  ITEM 30. INDEMNIFICATION
  ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER
  ITEM 32. LOCATION OF ACCOUNTS AND RECORDS
  ITEM 33. MANAGEMENT SERVICES
  ITEM 34. UNDERTAKINGS
SIGNATURES
EXHIBIT INDEX